Form 20-F/A
period 2020-12-31
Calliditas Therapeutics AB
filed 2022-01-14
CIK 1795579

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A (Amendment No. 1)
(Mark One)
☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________
Commission file number 001-38097

CALLIDITAS THERAPEUTICS AB
(Exact name of registrant as specified in its charter and translation of Registrant’s name into English)
_______________________________
Sweden (Jurisdiction of Incorporation or Organization)
_______________________________
Kungsbron 1, D5 SE-111 22 Stockholm, Sweden (Address of principal executive offices) _______________________________
Renée Aguiar-Lucander Calliditas Therapeutics AB Kungsbron 1, D5 SE-111 22 Stockholm, Sweden Tel: +46 (0) 8 411 3005 renee.lucander@calliditas.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol:	Name of each exchange on which registered
American Depositary Shares, each representing two common shares, quota value SEK 0.04 per share	CALT	Nasdaq Global Select Market
Common shares, quota value SEK 0.04 per share *		Nasdaq Global Select Market

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b 2 of the Exchange Act.

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
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act).Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Calliditas Therapeutics AB (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2021 (the “Original Filing”). The Company is filing this Amendment to amend Item 5. Operating and Financial Review and Prospects to provide the location of information pertaining to the year ended December 31, 2018 and Item 18. Financial Statements and Item 19. Exhibits of the Original Filing to provide audited financial statements for the fiscal year ended December 31, 2018, including the report of independent auditor Ernst & Young AB relating thereto. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to the Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Except as described above, the Amendment speaks as of the original date of the Original Filing and does not, and does not purport to, amend, update or restate any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on April 27, 2021. Accordingly, the Amendment should be read in conjunction with the Original Filing and with the current reports furnished by the Company to the SEC subsequent to the Original Filing.

PART I

ITEM	5.	Operating and Financial Review and Prospects

The discussion and analysis of the operating results and the financial position of the Company for the years ended December 31, 2020, 2019 and 2018 should be read in conjunction with the consolidated financial statements and the related notes attached hereto as Exhibit 15.1.

A.Operating Results

A discussion regarding management’s discussion and analysis for the years ended December 31, 2020 and 2019 is incorporated by reference to the Original Filing. Information pertaining to the year ended December 31, 2018 was included in our registration statement on Form F-1, as amended, under Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was filed with the SEC on May 14, 2020.

PART III

ITEM	18.	FINANCIAL STATEMENTS

Consolidated financial statements of the Company, including the report of independent registered public accounting firm Ernst & Young AB with respect to such consolidated financial statements, are hereby incorporated by reference to Exhibit 15.1 hereto.

ITEM	19.	EXHIBITS

Exhibits

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)
1.1	Articles of Association of the Registrant	Form F-1	333-238244	3.1	05/14/2020
2.1	Form of Deposit Agreement	Form F-1/A	333-238244	4.1	06/01/2020
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Share Purchase Agreement, dated August 13, 2020, by and between the Registrant and the Block Sellers	Form F-1	333-252436	2.1	01/26/2021
2.4	Description of Securities	Form 20-F	001-39308	2.4	04/27/2021
4.1†	License Agreement regarding NEFECON, dated June 10, 2019, by and between the Registrant and Everest Medicines II Limited.	Form F-1	333-238244	10.1	05/14/2020
4.2	English translation of Lease Agreement, dated as of March 20, 2019, by and between Vasaterminalen AB and the Registrant	Form F-1	333-238244	10.2	05/14/2020
4.3#	English Translation of Warrants 2018/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.4	05/14/2020
4.4#	English Translation of Warrants 2019/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.5	05/14/2020
4.5#	Board Long Term Incentive Program 2019	Form F-1	333-238244	10.6	05/14/2020
4.6#	Board Long Term Incentive Program 2020	Form F-1	333-252436	10.6	01/26/2021
4.7#	English Translation of Principles for the 2020 ESOP for the Registrant’s management and key personnel	Form F-1	333-238244	10.7	05/14/2020
4.8#	ESOP 2020 United States Sub-Plan	Form S-8	333-240126	99.1	07/27/2020
4.9#	Employment Agreement, by and between the Registrant and Renée Aguiar-Lucander, dated May 1, 2017	Form F-1	333-238244	10.8	05/14/2020
4.10#	Employment Agreement, by and between the Registrant and Fredrik Johansson, dated August 1, 2017	Form F-1	333-238244	10.10	05/14/2020
4.11#	Employment Agreement, by and between the Registrant and Frank Bringstrup, dated February 1, 2019	Form F-1	333-238244	10.11	05/14/2020
4.12#	Employment Agreement, by and between the Registrant and Andrew B. Udell, dated March 1, 2019	Form F-1	333-238244	10.12	05/14/2020
4.13#	Employment Agreement, by and between the Registrant and Katayoun Welin-Berger, dated September 17, 2019	Form F-1	333-252436	10.13	01/26/2021
4.14#	Employment Agreement, by and between the Registrant and Richard Philipson, dated March 26, 2020	Form F-1	333-252436	10.14	01/26/2021
8.1	Subsidiaries of the Registrant	Form 20-F	001-39308	8.1	04/27/2021
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*

Consolidated Financial Statements of Calliditas Therapeutics AB for the years ended December 31, 2018, December 31, 2019 and December 31, 2020, including notes to the consolidated financial statements and auditor’s report

15.2	Consent of independent registered public accounting firm	Form 20-F	001-39308	15.1	04/27/2021
15.3*	Consent of independent registered public accounting firm
101.INS	XBRL Instance Document	Form 6-K	001-39308	101.INS	4/27/2021
101.SCH	XBRL Taxonomy Extension Schema Document	Form 6-K	001-39308	101.SCH	4/27/2021
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Form 6-K	001-39308	101.CAL	4/27/2021
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Form 6-K	001-39308	101.DEF	4/27/2021
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Form 6-K	001-39308	101.LAB	4/27/2021

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Form 6-K	001-39308	101.PRE	4/27/2021

*Filed herewith.

**Furnished herewith.

#Indicates a management contract or any compensatory plan, contract or arrangement.

†Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: January 14, 2022

CALLIDITAS THERAPEUTICS AB

By:	/s/ Renée Aguiar-Lucander
Name: Renée Aguiar-Lucander
Title: Chief Executive Officer