Form 20-F
period 2021-12-31
Calliditas Therapeutics AB
filed 2022-04-27
CIK 1795579

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number: 001-38097

CALLIDITAS THERAPEUTICS AB

(Exact name of registrant as specified in its charter and translation of Registrant’s name into English)

Sweden

(Jurisdiction of

Incorporation or Organization)

Kungsbron 1, D5

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

As of December 31, 2021, 52,341,584 common shares were outstanding, including common shares represented by American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b 2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act). Yes ☐ No ☒

-i-

-ii-

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Calliditas Therapeutics AB,” “Calliditas Therapeutics,” “Calliditas,” “the company,” “we,” “us” and “our” refer to Calliditas Therapeutics AB and its wholly owned subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks, including CALLIDITAS (registered in the European Union and filed a United States trademark application), CALLIDITAS THERAPEUTICS (filed a United States trademark application), PHARMALINK (registered in the United States and Sweden), TARPEYO (filed a United States trademark application) and NEFECON (registered in the United States, Sweden and the European Union) and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

TARPEYO is the commercial name used in the United States for our product Nefecon. In general, in this annual report we use “TARPEYO” to describe the product commercialized in the United States and “Nefecon” for all other purposes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "is designed to," "objective," "anticipate," "believe," "estimate," "predict," "potential," "continue," "ongoing or the negative of these and similar expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to our management as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	the timing, scope or likelihood of regulatory filings and approvals with respect to Nefecon and our current and future product candidates, including our ability to obtain full approval of Nefecon in the United States;
●	our sales and commercialization efforts with respect to TARPEYO;
●	the timing, progress and results of development plans for Nefecon and our current and future product candidates, including our ability to complete successfully Part B of the NefIgArd clinical trial;
●	our ability to secure payor approval of Nefecon for the patient population on acceptable terms;
●	the potential attributes and benefits of Nefecon and our other product candidates and their competitive position with respect to alternative treatments;
●	the potential benefit of the FDA’s accelerated approval and Section 505(b)(2) application, EMA’s conditional approval and hybrid application, orphan drug designation and related market exclusivity for our products and product candidates;
●	our ability to successfully identify and develop our current and future product candidates;
●	the impact of the COVID-19 pandemic and other world events on our business and clinical trials as well as supply of API or other relevant components required for Nefecon and our current and future product candidates;
●	our expectations regarding the size and growth of the potential market and patient populations for Nefecon and our current and future product candidates, if approved;
●	our manufacturing, commercialization and marketing capabilities and strategy;
●	the rate and degree of market acceptance and clinical utility of Nefecon and our current and future product candidates;
●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals, including sales and marketing personnel;
●	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;
●	our competitive position, and developments and projections relating to our competitors and our industry;
●	our plans to enter into collaborations for commercialization of our products, product candidates or any future product candidates;
●	whether we are classified as a passive foreign investment company for current and future periods;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and
●	the impact of laws and regulations.

You should refer to the section of this annual report titled "Item 3.D.—Risk Factors" for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

SUMMARY OF RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous material and other risks and uncertainties, including those described in "Item 3.D.—Risk Factors" in this annual report. The principal risks and uncertainties affecting our business include the following:

●	We are substantially dependent on the commercial success of Nefecon. If we are unable to successfully commercialize Nefecon or experience significant delays in doing so, our business will be materially harmed.
●	If we are unable to successfully complete clinical development of, obtain regulatory approval for and commercialize Nefecon and our product candidates or experience significant delays in doing so, our business will be materially harmed.
●	The regulatory approval processes of the FDA, EMA, European Commission and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain acceptance for filing and regulatory approval for our products, product candidates or future product candidates, our business will be substantially harmed.
●	The use of proteinuria as a surrogate endpoint to support initial approvals of Nefecon is a novel approach in nephrology.
●	Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.
●	The results of early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in a clinical trial may not be indicative of results obtained when these trials are completed or in later-stage trials.
●	Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may be impacted as additional patient data become available and are subject to audit and verification procedures that could result in material changes in the conclusions based on the final data set.
●	The target patient population of Nefecon for the treatment of IgAN is small and has not been definitively determined, and if our estimates of the number of treatable patients is lower than expected, our potential revenues from sales of our product candidates, if approved, and our ability to achieve profitability would be compromised.
●	We were not involved in the early development of setanaxib; therefore, we are dependent on third parties having properly conducted setanaxib’s preclinical research, manufacturing control and clinical development.
●	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
●	We have only recently begun commercialization of TARPEYO in the United States and have never previously commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize TARPEYO or any other approved products on our own or together with suitable partners.
●	We have incurred significant losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.
●	We will need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.
●	We have a limited operating history as a commercial company, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
●	We only recently began manufacturing Nefecon on a commercial scale and expect to rely on third parties to produce and process commercial quantities of our approved products or any future product candidates, if approved.
●	We have entered into agreements with third parties to develop and commercialize Nefecon outside the United States, if approved, and we plan to enter into similar agreements in the future with respect to any of our product candidates that receive approval. If we are unable to establish and maintain such collaborations, we may not be successful in our commercialization efforts.

●	We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
●	Our business is subject to economic, political, regulatory and other risks associated with international operations.
●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations.
●	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
●	If we were to be classified as a passive foreign investment company, there could be adverse U.S. tax consequences to certain U.S. holders.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.[Reserved]

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See "Special Note Regarding Forward-Looking Statements" above.

Risks Related to the Development and Commercialization of Our Product Candidates

We are substantially dependent on the commercial success of Nefecon. If we are unable to successfully commercialize Nefecon or experience significant delays in doing so, our business will be materially harmed.

As of December 31, 2021, we had not generated revenue from the sale of any product, and we have only recently begun to sell Nefecon in the United States (marketed under the trade name TARPEYO). We do not know when, if ever, we will achieve a significant amount of revenue from sales of Nefecon, or whether such revenue levels will be maintained in the future. Our success as a company is substantially dependent on our ability to generate revenue from the sales of Nefecon, which will depend on many factors including, but not limited to, our ability to:

●	achieve and maintain full approval of Nefecon in the United States and in other jurisdictions;
●	execute our sales and marketing strategies for Nefecon;
●	maintain and manage the necessary sales, marketing and other capabilities and infrastructure that are required to continue to successfully commercialize Nefecon;
●	achieve, maintain and grow market acceptance of, and demand for, Nefecon;
●	establish or demonstrate in the medical community the safety and efficacy of Nefecon and its potential advantages over and side effects compared to existing product candidates currently in clinical development;

●	confirm long-term renal benefit in Part B of the ongoing NefIgArd clinical trial and verify the clinical benefit of Nefecon;
●	secure payor approval of Nefecon for the patient population on acceptable terms;
●	offer Nefecon at competitive prices as compared to alternative options, and our ability to achieve a suitable profit margin on our sales of Nefecon;
●	adapt to additional changes to the label for Nefecon that could place restrictions on how we market and sell Nefecon, including as a result of adverse events observed in NefIgArd or other studies;
●	obtain adequate and timely supply of Nefecon, which may in the future be adversely affected by factors relating to the COVID-19 pandemic and other world events;
●	comply with applicable legal and regulatory requirements;
●	maintain necessary state pharmaceutical distribution licenses and permits required for the sale of Nefecon and a pharmacovigilance system satisfying applicable legal and regulatory requirements;
●	maintain our arrangements with third party logistics providers and specialty pharmacies to distribute Nefecon to customers and to provide related patient and administrative support services;
●	enforce our intellectual property rights in and to Nefecon; and
●	avoid third-party patent interference or intellectual property infringement claims.

If we do not achieve or maintain one or more of these factors, many of which are beyond our control, in a timely manner or at all, we may not be able to generate material and continuing revenue from sales of Nefecon, which may materially impact the success of our business.

If we are unable to successfully complete clinical development of, obtain regulatory approval for and commercialize Nefecon and our product candidates or experience significant delays in doing so, our business will be materially harmed.

Other than Nefecon, which has been approved under accelerated approval only in the United States, we currently have no products approved for commercial sale. We have not completed the clinical development of any other product candidates and we cannot guarantee that they will ever become marketable drug products. We also must successfully complete clinical development of Nefecon in order to achieve full marketing approval in the United States. We are in the process of seeking conditional marketing approval in the EU, which also requires, if granted, the completion of our clinical development of Nefecon.

To date, we have invested substantially all of our efforts and financial resources in the research and development of Nefecon, and to building marketing, sales, market access and medical affairs functions in the United States. Nefecon was granted accelerated approval by the FDA in December 2021 and we submitted a Marketing Authorization Application, or MAA, for Nefecon to the European Medicines Agency, or EMA, in May 2021. We continue to evaluate Nefecon in the Phase 3 NefIgArd clinical trial and we plan to complete Part B of the trial in the first half of 2023. There is no guarantee that the results from Part B of the trial will be consistent with those we observed in Part A and reported in November 2020.

We are also developing setanaxib for the treatment of primary biliary cholangitis, or PBC, a fibrotic orphan disease. Setanaxib has shown clinically relevant anti-fibrotic activity in a Phase 2 clinical trial in PBC, despite not achieving its primary endpoint. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b/3 clinical trial, in which we randomized the first patient in February 2022. We plan to report results of the interim analysis from the TRANSFORM trial in the second or third quarter of 2023, with final data expected in late 2024 or early 2025. Setanaxib was granted fast track designation by the FDA in August 2021. In addition, we plan to initiate a Phase 2 proof-of-concept study in head and neck cancer in the first half of 2022.

Our near-term prospects, including our ability to finance our operations and generate revenue, will depend substantially on the successful development and commercialization of Nefecon and, to a lesser degree, setanaxib. The clinical and commercial success of Nefecon and our product candidates will depend on a number of factors, including:

●	the timely completion of our planned and ongoing clinical trials;
●	our ability to implement strategies to minimize the impact of the COVID-19 pandemic to our business, including with respect to field sales operations; initiating, enrolling, conducting or completing our planned and ongoing clinical trials; and addressing any potential disruption or delays to the supply of Nefecon and our product candidates;
●	our ability to demonstrate Nefecon’s and our product candidates’ safety and efficacy to the satisfaction of the FDA, the European Commission or comparable foreign regulatory authorities based on the endpoints that we are evaluating in our planned and ongoing clinical trials;
●	our ability to comply with any requirements imposed by the FDA, the European Commission or comparable foreign regulatory authorities to conduct additional clinical trials in connection with approval to market Nefecon or our product candidates, including any additional testing following any accelerated approval or conditional authorization by such regulatory authorities;
●	our ability to obtain and maintain marketing approvals in the United States, the European Union or other jurisdictions;
●	our ability to confirm clinical benefit of Nefecon in Part B of our ongoing NefIgArd trial, and to demonstrate safety and efficacy in our pivotal and potentially registrational Phase 2/3 TRANSFORM trial evaluating setanaxib in PBC;
●	the prevalence and severity of adverse side effects of Nefecon and our product candidates;
●	our ability to successfully commercialize Nefecon and our product candidates, if and when approved for marketing and sale by the FDA, the European Commission or comparable foreign regulatory authorities, whether alone or in collaboration with others;
●	our ability to develop, validate and maintain commercially viable manufacturing and testing processes and procedures that are compliant with current good manufacturing practices, or cGMP, and accepted by regulatory authorities;
●	the ability of our third-party manufacturers to manufacture quantities of Nefecon and our product candidates using commercially sufficient processes complying with applicable regulatory requirements and practices at a scale sufficient to meet anticipated demand;
●	our success in educating physicians and patients about the benefits, risks, administration and use of Nefecon and our product candidates;
●	achieving and maintaining compliance with all regulatory requirements applicable to Nefecon and our product candidates;
●	acceptance of Nefecon and our product candidates as safe and effective by patients and the medical community;
●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;
●	our ability to obtain and sustain an adequate level of coverage and reimbursement for Nefecon and our product candidates by third-party payors and patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement;
●	the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations;
●	our ability to obtain, maintain, protect and enforce our intellectual property rights in and to Nefecon and our product candidates;

●	our ability to avoid and defend against third-party patent interference or patent infringement claims or other intellectual property related claims;
●	a continued acceptable safety profile of Nefecon and our product candidates following approval; and
●	if approved, our ability to raise sufficient capital resources to fund the commercialization of our products.

Many of these factors are beyond our control. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Nefecon and our product candidates, which would materially harm our business. In addition, even if we were to obtain approval, regulatory authorities may approve our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Third-party payors or insurers may also condition or limit reimbursement of our products. Any of the foregoing scenarios could materially harm the commercial prospects for Nefecon, setanaxib and any other product candidates we develop. If we are not successful in commercializing Nefecon and our product candidates, or are significantly delayed in doing so, our business will be materially harmed.

The regulatory approval processes of the FDA, EMA, European Commission and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain acceptance for filing and regulatory approval for our products, product candidates or future product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA, European Commission and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although Nefecon has been approved under accelerated approval by the FDA (marketed in the United States under the brand name TARPEYO), it is possible that we and our licensees may not be able to obtain full marketing approval in the United States, approval for Nefecon outside of the United States, or approval for setanaxib or other product candidates we may seek to develop in the future.

Any of our product candidates, including setanaxib and Nefecon, could fail to receive regulatory approval for many reasons, including the following:

●	to the extent that we seek approval for any additional product candidates based on evaluation of a surrogate marker, including as we did for Nefecon, we may be unable to utilize the accelerated approval pathway under Subpart H of the FDA’s New Drug Application, or NDA, regulations and comparable regulations promulgated in the European Union if the appropriate regulatory authorities do not accept the proposed surrogate marker as the basis for an accelerated/conditional approval;
●	the data collected from clinical trials of our product candidate may not be sufficient to support the submission of an NDA to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;
●	the scientific advice and regulatory feedback provided by the FDA and EMA, or comparable foreign regulatory authorities, as applicable, during the drug development phase is not legally binding, and the FDA or EMA may depart from such advice and feedback on the basis of justified grounds during assessment of future marketing authorization applications;
●	we may be unable to demonstrate to the satisfaction of the FDA, the EMA and the European Commission or comparable foreign regulatory authorities that a product candidate is safe or effective for its proposed indication;
●	the results of clinical trials may not be sufficiently statistically significant or clinically meaningful as required by the FDA, the EMA or comparable foreign regulatory authorities for approval;
●	we may be unable to demonstrate that the product candidate’s clinical and other benefits outweigh its safety risks;

●	the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical trials;
●	the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes, quality control procedures or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
●	the approval policies or regulations of the FDA, the European Commission, or comparable foreign regulatory authorities or the laws they enforce may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy process towards approval as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, financial condition and results of operations. The FDA, EMA, European Commission and other comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the European Commission or other comparable foreign regulatory authorities.

Additionally, disruptions at the FDA and other comparable foreign regulatory authorities and agencies may also lengthen the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Separately, many foreign and domestic inspections by the FDA and foreign regulatory authorities have been delayed due to the COVID-19 pandemic. If a prolonged government shutdown occurs in the future, or if the COVID-19 pandemic continues to affect the operations of regulatory authorities, our ability to obtain approval of our product candidates may be adversely impacted.

Accelerated approval by the FDA, and conditional approval by the European Commission, even if pursued for any future product candidates, may not lead to a faster development process or regulatory review and does not increase the likelihood that our product candidates will receive marketing approval. If we are not successful with this process, the development or commercialization of such product candidates could be delayed, abandoned or become significantly more costly.

In certain circumstances, the FDA selectively allows the use of surrogate endpoints to permit a faster development and an accelerated approval path.

As a condition of approval, regulatory agencies may impose specific obligations, including to perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. For Nefecon, Part B of our ongoing NefIgArd trial is intended to serve as such a post-approval confirmatory trial to measure long-term renal benefit and to verify clinical benefit. If the EMA’s Committee for Medicinal Products for Human Use, or CHMP, does not decide on a positive opinion for approval of Nefecon on the basis of data presented after Part A of the NefIgArd trial, but instead requires the completion of the full Phase 3 clinical trial, or if the European Commission does not approve Nefecon on the basis of the data presented after Part A of the NefIgArd trial, the commercialization timeline of Nefecon in the EU will be delayed. Even if we do receive accelerated approval or conditional approval, we may not ultimately receive full approval from the regulatory agencies. The additional data generated through post-marketing clinical trials may not confirm that the benefit-risk balance of Nefecon or any other future product candidate is positive or the burden to further complete the obligations may become too high.

In the European Union, the conditional marketing authorization is valid for one year and must be renewed annually until all specific obligations have been fulfilled. Once all pending study results are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the obligations are not fulfilled within the timeframe set by the European Commission, EMA can take regulatory action, such as suspending or revoking the marketing authorization. Complying with the conditions of the marketing authorization may require financial resources and time. In addition, we may not be able to comply with all required conditions and may need to withdraw the marketing authorization. The European Commission may decide not to renew the conditional marketing authorization, although such measure is rarely applied in practice. An analysis of reimbursement decisions by the competent authorities of the individual EU Member States for conditionally authorized medicines in the European Union has shown some delays in the timeline for reaching a positive health technology recommendation. If this happens for Nefecon or any other future product candidate, it may delay the timing and success of the commercialization of such product.

The use of proteinuria as a surrogate endpoint to support initial approvals of Nefecon is a novel approach in nephrology.

There can be no assurances that EMA will ultimately accept the outcome of the NefIgArd trial with regards to proteinuria and eGFR for the approval of Nefecon. The EMA may require us to provide additional data to support our regulatory applications, which may increase the complexity, uncertainty and length of the regulatory approval process for Nefecon. The FDA and European Commission may also withdraw any accelerated approval and any conditional approval granted for Nefecon if Part B, the post-approval confirmatory phase of the NefIgArd trial, does not confirm positive clinical benefit-risk balance of Nefecon in the approved indication.

Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive clinical trials that our product candidates are safe and effective in humans. Confirmatory clinical trials are required to maintain an accelerated approval in the United States or a conditional authorization in the EU. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Successful completion of clinical trials is a prerequisite to submitting an NDA to the FDA, a Marketing Authorization Application, or MAA, to the EMA and similar marketing applications to comparable foreign regulatory authorities for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

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

In addition, we may experience delays in initiating or completing clinical trials. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

●	delays in or failure to obtain institutional review board, or IRB, or ethics committee approval for each site;
●	delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;
●	failure to have patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	failure to manufacture sufficient quantities of product candidate for use in clinical trials in a timely manner or shipping delays and interruptions;
●	safety or tolerability concerns that could cause us or our collaborators, as applicable, to suspend or terminate a trial if we or our collaborators find that the participants are being exposed to unacceptable health risks;
●	changes in regulatory requirements, policies and guidelines;
●	failure of our third-party research contractors to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	delays in establishing the appropriate dosage levels in clinical trials; and
●	the quality or stability of the product candidate falling below acceptable standards.

Disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, supplying, conducting or completing our planned and ongoing clinical trials. For example, we experienced a reduced enrollment rate in our ongoing NefIgArd trial over the last several months of 2020 due to the impact of the COVID-19 pandemic, and we hence completed full enrollment in January 2021, which was later than we originally had anticipated. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA or other comparable foreign regulatory authorities, or recommended for suspension or termination by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Before obtaining regulatory approvals for the commercial sale of our products, product candidates or any future product candidates we may develop, we must demonstrate through lengthy, complex and expensive clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process, and there is a high risk of failure and we may never succeed in developing marketable products.

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

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, the EMA or other comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. We cannot guarantee that the FDA, the EMA or other comparable foreign regulatory authorities will view our product candidates as having efficacy even if positive results are observed in clinical trials. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or other comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

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

Product candidates in later stages of clinical trials, including those with larger numbers of enrolled patients, may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. For example, while our ongoing NefIgArd trial of Nefecon has a similar trial design as the Phase 2b clinical trial in terms of the endpoints evaluated, and we reported positive data from Part A of the NefIgArd trial, the results from the earlier trial and Part A of the NefIgArd trial may not necessarily be predictive of results that we may observe in Part B of the NefIgArd trial or other trials we or our commercialization partners outside of the United States may be required to conduct. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical development even after achieving promising results in earlier preclinical studies and clinical trials, and any such setbacks in our clinical development could have a material adverse effect on our business, financial condition and results of operations.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may be impacted  as additional patient data become available and are subject to audit and verification procedures that could result in material changes in the conclusions based on the final data set.

From time to time, we may publish interim, topline or preliminary data from our clinical trials. For example, in November 2020, we announced positive topline results from Part A of NefIgArd, which investigated the effect of Nefecon versus placebo in adult patients with IgAN. Conclusions or assumptions based on preliminary and interim data from our clinical trials may change as more patient data become available. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes reported may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final outcomes or conclusions being materially different from those based on the preliminary data we previously published. As a result, preliminary, topline and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.

Our product candidates, including Nefecon, may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of our product candidate or following approval we may need to abandon our development of such product candidate, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval.

Undesirable side effects that may be caused by our product candidates, including Nefecon, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, European Commission or other comparable foreign regulatory authorities. Budesonide, the active ingredient in

Nefecon, is a corticosteroid, a class of drugs that is associated with high blood pressure, weight gain, diabetes, serious infections and osteoporosis.

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

The results of Part B of the NefIgArd trial or any future clinical trials we conduct may show that our product candidates cause undesirable or unacceptable side effects. In such an event, our trials could be suspended or terminated and the FDA, the European Commission or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates or require postmarketing labeling changes for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and results of operations significantly.

Additionally, if Nefecon, setanaxib or any of our current or future product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals of such product and require us to take our approved product off the market;
●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
●	regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy plan to ensure that the benefits of the product outweigh its risks;
●	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
●	we may be subject to limitations on how we may promote the product;
●	sales of the product may decrease significantly;
●	we may be subject to litigation or product liability claims; and
●	our reputation may suffer.

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

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the competent authorities of individual EU Member States or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. There can be no assurance that we will not experience enrollment challenges in future trials, particularly those for indications with relatively small patient populations. In addition, because we are initially focused on developing product candidates for orphan indications, we may encounter similar challenges for patient enrollment if and when we commence clinical programs for additional product candidates in the future.

Patient enrollment may be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trial instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment may also be affected by other factors, including:

●	size and nature of the patient population;
●	severity of the disease under investigation;
●	availability and efficacy of approved drugs for the disease under investigation;
●	patient eligibility and exclusion criteria for the trial in question;
●	patients’ and clinicians’ perceived risks and benefits of the product candidate under study;
●	competing clinical trials;
●	efforts to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	the ability to monitor patients adequately during and after treatment;
●	proximity and availability of clinical trial sites for prospective patients; and
●	continued enrollment of prospective patients by clinical trial sites.

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

Changes in methods of product candidate formulation, manufacturing or testing may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as formulation and manufacturing and testing methods, are altered along the way in an effort to optimize processes and results and comply with regulatory requirements or practices. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing or notification to or approval by the FDA, the European Commission or comparable regulatory authorities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

We have been granted orphan drug designation for IgAN, PBC and AIH and may seek orphan drug designation in other indications for future product candidates we develop. We may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

In May 2010, the FDA granted orphan drug designation to Nefecon to slow the progression of IgAN and delay kidney failure in patients affected by the disease. In November 2016, the European Commission granted Nefecon orphan designation for the treatment of primary IgAN. We have also received orphan drug designation for PBC and autoimmune hepatitis, or AIH. In addition, setanaxib received orphan drug designation from the FDA and the European Commission for the treatment of PBC. We may seek orphan drug designations for other future product candidates. There can be no assurances that we will be able to obtain such designations.

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

Similarly, in the European Union, the European Commission grants orphan designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an orphan designation application. Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (a) such conditions affect not more than 5 in 10,000 persons in the EU when the application is made, or (b)  the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (3) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure.

Generally in the United States and the European Union, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission, as applicable, from approving another marketing application for the same drug substance and indication in the United States or a similar drug for the same indication in the European Union for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the European Union. This ten year period may be extended by two years for medicinal products in relation to which the marketing authorization holder has complied with a related agreed pediatric investigation plan. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. We obtained a positive opinion from the EMA Pediatric Committee on our Pediatric Investigation Plan for Nefecon for the treatment of IgAN in December 2019.

In the European Union, the period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, a marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application, (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product.

Orphan drug exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authority can subsequently approve another drug for the same condition if the FDA or comparable foreign regulatory authority concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA or comparable foreign regulatory authority later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek orphan drug designation for other indications for our current and any future product candidates, we may never receive such designations. Further, even with respect to the indications for which we have received orphan designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, and thus, for example, approval of our product candidates could be blocked for seven years if another company previously obtained approval and orphan drug exclusivity in the United States for the same drug and same condition.

The target patient population of Nefecon for the treatment of IgAN is small and has not been definitively determined, and if our estimates of the number of treatable patients is lower than expected, our potential revenues from sales of our product candidates, if approved, and our ability to achieve profitability would be compromised.

Our estimates of both the number of patients who have IgAN, as well as the subset of patients with these diseases in a position to receive Nefecon, are based on our beliefs and estimates, and these estimates may prove to be incorrect. These estimates have been derived from a variety of sources, including scientific literature, input from physicians that treat patients with the diseases we are targeting, patient foundations and secondary market research databases. For example, our estimates of the prevalence of IgAN in certain geographies are based in part on the published prevalence of IgAN among patient populations in the United States split across ethnicities, and in part on our own analyses of prevalence in Europe, and on published disease incidence rates for certain geographies and estimated for the populations of such geographies. Further, new studies may change the estimated incidence or prevalence of IgAN, and any regulatory approvals that we may receive for Nefecon may include limitations for use or contraindications that decrease the addressable patient population. Accordingly, our target patient populations may turn out to be lower than expected, in which case the potential revenues from sales of Nefecon would be lower than expected.

We were not involved in the early development of setanaxib; therefore, we are dependent on third parties having properly conducted setanaxib’s preclinical research, manufacturing control and clinical development.

We had no involvement in or control over the preclinical and clinical development or manufacturing of setanaxib, which we acquired upon completion of our acquisition of Genkyotex S.A. We are dependent on third parties having conducted setanaxib research and development in accordance with legal, regulatory and scientific standards and the applicable protocols; having accurately reported the results of all setanaxib preclinical studies and clinical trials; and having correctly collected and interpreted the data from these studies and trials. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of setanaxib products, if pursued, could be adversely affected.

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

Relevant regulatory exclusivities may not be granted or, if granted, may be limited.

The European Union provides opportunities for data and market exclusivity related to marketing authorizations. Upon receiving a marketing authorization, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial marketing authorization of the reference product in the European Union. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

If we fail to develop and commercialize other product candidates in addition to Nefecon, such as setanaxib, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.

Although the development and commercialization of Nefecon for IgAN is our primary focus, as part of our longer-term growth strategy we plan to evaluate its active ingredient budesonide in other potential indications, including AIH, and we are currently evaluating setanaxib for the treatment of PBC and head and neck cancer. We also intend to evaluate additional potential indications for setanaxib, and we may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from other orphan diseases with significant unmet medical needs and limited treatment options. For example, we have exclusively in-licensed Budenofalk 3 mg oral capsules, which is a formulation of budesonide originally developed to treat Crohn’s disease, and we are evaluating its potential to treat AIH. Our license covers all indications for the United States market, excluding orphan indications outside of liver targets.

Developing these other product candidates will require additional, time-consuming development efforts prior to commercial sale, including clinical trials and approval by the FDA, the European Commission and/or comparable foreign regulatory authorities. All future potential product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Our current strategy is to in-license or otherwise acquire product candidates for clinical development rather than discovering such candidates ourselves, and therefore our growth objectives are dependent on our ability to enter into in-licensing arrangements or acquisitions. For any such candidates for which we do not intend to conduct preclinical or early-stage clinical research, we may also become reliant on the research efforts of third parties. If we are unsuccessful in identifying and developing additional product candidates, our potential for growth and achieving our strategic objectives may be impaired.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and management resources, we focus on development programs and product candidates that we identify for specific indications. As such, we are currently primarily focused on completing development and starting commercialization of Nefecon and developing setanaxib, and we may forego or delay pursuit of opportunities with other product candidates or for other indications for Nefecon or our product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Even if our approved products or any future product candidate of ours receives regulatory approval, it may fail to achieve the degree of market acceptance among physicians, patients, third-party payors and the medical community necessary for commercial success.

Nefecon, approved under accelerated approval in the United States and commercialized under the name TARPEYO, is our only approved product to date, but we and our commercialization partners may have other approved products in the future. Even if approved, they may not achieve an adequate level of acceptance by physicians, patients, third-party payors and the medical community for commercial success. Despite the studies we have done on the IgAN commercial market opportunity and other pre-commercial activities that we have undertaken, there can be no assurance that we or our commercialization partners will be successful in marketing TARPEYO in the United States or, if approved, in other jurisdictions. In addition, efforts to educate the medical community and third-party payors on the benefits of Nefecon or other approved products may require significant resources and may never be successful which would prevent us from generating significant revenues or becoming profitable. While we believe that the U.S. IgAN market could be adequately covered by a specialized salesforce of approximately 40 field representatives, we may underestimate the number of field representatives that we will actually require. While we believe physicians, patients and other members of the medical community may more readily accept and use our product candidates, if approved, as compared to entirely new chemical entities, our product candidates may nonetheless fail to gain sufficient market acceptance by physicians, patients, other healthcare providers and third-party payors. Market acceptance of our future products by physicians, patients and third-party payors will depend on a number of factors, many of which are beyond our control, including, but not limited to:

●	the clinical indications for which our existing or future product candidates are approved;
●	physicians, hospitals, treatment centers, and patients considering our existing or future product candidates as a safe and effective treatment;
●	the potential and perceived advantages of our product candidates over alternative treatments;
●	the prevalence and severity of any side effects;
●	product labeling or product insert requirements of the FDA, the EMA or comparable foreign regulatory authorities;
●	limitations or warnings contained in the labeling approved by the FDA, the EMA or comparable foreign regulatory authorities;
●	the timing of market introduction of our product candidates in relation to other potentially competitive products;
●	the cost of our product candidates in relation to alternative treatments;
●	the amount of upfront costs or training required for physicians to administer our product candidates;
●	the availability of coverage and adequate reimbursement from third-party payors and government; authorities;
●	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;
●	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;
●	the effectiveness of our sales and marketing efforts and distribution support; and
●	the presence or perceived risk of potential product liability claims.

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits and risks of our products, if approved, may require significant resources and may never be successful.

If our products fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

The successful commercialization of our products, product candidates or any future product candidates we develop will depend in part on the extent to which governmental authorities and health insurers establish coverage and adequate reimbursement levels, as well as pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, comparable foreign programs, private health insurers and other third-party payors are essential for most patients to be able to afford Nefecon or any of our future product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for our other products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of, our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require patient out-of-pocket costs that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available or impose conditions or limitations on reimbursement, limiting the patient population that has access to the drugs. It is possible that a third-party payor may consider our product candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of existing drugs may limit the amount we will be able to charge for our product candidate. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. Some third-party payors may require pre-approval or various pre-authorization steps for coverage for new or innovative drug therapies before they will reimburse health care providers who use such therapies. Increasingly, the third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are seeking greater upfront discounts, additional rebates and other concessions to reduce the prices for therapeutics. If the price we are able to charge for any therapeutics we develop, the patient population we can successfully address, or the reimbursement provided for such therapeutics, is inadequate in light of our development and other costs, our return on investment could be adversely affected. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

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

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union Member States, have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Governments may support small scale pharmacy compounding (preparation of a drug in a pharmacy by a qualified pharmacist for an individual patient) of patented drugs as an alternative for expensive innovative drugs (forming a specific risk for orphan drugs with a small population) and may increasingly consider compulsory licensing of patented drugs to provide alternative options and control pharmaceutical prices. Coupled with European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States and other jurisdictions to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We may experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, and government policies and efforts to contain costs could decrease the price we may receive for our products, if approved.

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

In the United States, the Medicare Modernization Act, or MMA, contains provisions that call for the promulgation of regulations that expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. Further, the MMA provides that these changes to U.S. importation laws will not take effect, unless and until the Secretary of the HHS certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. On September 23, 2020, the Secretary of the HHS made such certification to Congress, and on October 1, 2020, the FDA published a final rule that allows for the importation of certain prescription drugs from Canada. The FDA also issued additional guidance providing pathways for states to build and submit importation plans for drugs from Canada. Under the final rule, States and Indian Tribes, and in certain future circumstances pharmacists and wholesalers, may submit importation program proposals to the FDA for review and authorization. Since the issuance of the final rule, several industry groups have filed federal lawsuits challenging multiple aspects of the final rule, and authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. On September 25, 2020, CMS stated drugs imported by States under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. Separately, the FDA also issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the final rulemaking and guidance are unknown at this time.

Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances, but Legislation, or regulation allowing the reimportation of drugs, if enacted, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability.

We have only recently begun commercialization of TARPEYO in the United States and have never previously commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize TARPEYO or any other approved products on our own or together with suitable partners.

To achieve commercial success for any approved product, we must successfully develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into partnerships. While we have built a sales and marketing infrastructure to begin commercialization of TARPEYO, we did not previously have a sales and marketing infrastructure and have no experience in the sale or marketing of biopharmaceutical products. We intend to commercialize TARPEYO in the United States independently, and first reported commercial availability of TARPEYO in January 2022. In other key territories we intend to commercialize Nefecon through either a broad regional partnership or on a country-by-country basis. In Europe, we have entered into a commercialization agreement with STADA Arzneimittel AG, or STADA, to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the United Kingdom, if approved in those jurisdictions. In 2019, we granted a license to Everest to develop and commercialize Nefecon for the treatment of IgAN and other potential indications in Greater China and Singapore and in March 2022, we expanded the territory covered by the agreement to include the Republic of Korea.

There are risks involved in both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. We may fail to launch or market our products effectively because we have no experience in the sales and marketing of biopharmaceutical products. In addition, recruiting and training a sales force is expensive and time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Factors that may inhibit our efforts to commercialize our products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
●	the inability of sales personnel to obtain access to or effectively educate adequate numbers of physicians to prescribe our products;
●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;
●	reliance on third-party service providers for our field sales and market access personnel and for the preparation of materials used in sales and market access materials;
●	unforeseen costs and expenses associated with creating an independent sales and marketing organization; and
●	costs of marketing and promotion above those anticipated by us.

We have arrangements with third parties to perform sales and marketing services, as a result of which our product revenues or the profitability of these product revenues to us could be lower than if we were to market and sell any products that we develop ourselves. Such collaborative arrangements with partners may place the commercialization of our products outside of our control and would make us subject to a number of risks including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or that our collaborator’s willingness or ability to complete its obligations, and our obligations under our arrangements may be adversely affected by business combinations or significant changes in our collaborator’s business strategy. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or may be unable to do so on terms that are favorable to us. Acceptable third parties may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing TARPEYO and any other products that receive approval, which in turn would have a material adverse effect on our business, financial condition and results of operations.

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

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, and subsequent legislation, suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities. On December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change under the 340B drug pricing program, and CMS subsequently altered the FYs 2019 and 2018 reimbursement formula on specified covered outpatient drugs, or SCODs. The court ruled this change was not an “adjustment” which was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation. However,  on July 31, 2020, the U.S. Court of Appeals for the District of Columbia Circuit overturned the district court’s decision and found that the changes were within the Secretary’s authority. On September 14, 2020, the plaintiffs-appellees filed a Petition for Rehearing En Banc (i.e., before the full court), but was denied on October 16, 2020. Plaintiffs-appellees filed a petition for a writ of certiorari at the U.S. Supreme Court on February 10, 2021. In July 2021, the U.S. Supreme Court granted the petition. The case is currently under review. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in 2020, former President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. For example, on November 20, 2020 CMS issued an interim final rule implementing the Most Favored Nation, or MFN, model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. However, in response to litigation challenging the MFN model, on December 27, 2021, CMS published a final rule that rescinded the MFN model interim final rule. Additionally, on November 20, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of this rule has been delayed until January 1, 2026. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

In the European Union, the policy debate is focused on the impact of intellectual property protection and regulatory incentives on innovation and patient access. Specifically, the European Commission has gathered information on the experience with the orphan drug regulation and paediatric regulation and may consider proposing changes to incentives such as market exclusivity for orphan drugs, small scale pharmacy compounding and compulsory licensing of patented drugs.

In addition, many EU Member States periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EU Member State, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States. In December June 2021 the European Union Parliament adopted the HTA regulation which, when it enters into application in 2025, will be intended to harmonize the clinical benefit assessment of HTA across the European Union. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the European Union could be negatively affected.

Legislators, policymakers and healthcare insurance funds in the European Union may continue to propose and implement cost-containing measures to keep healthcare costs down; particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of the EU Member States. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of European Union and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

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

The terms of approvals of our products and product candidates and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.

Once regulatory approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for Nefecon or any of our product candidates for which we or they have or will obtain regulatory approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote Nefecon or any other products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA or comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA or other regulatory authorities, to monitor and ensure compliance with cGMPs. Despite our efforts to audit and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection by the FDA or other comparable foreign regulatory authorities to be not in compliance with cGMP regulations, which may result in shutdown of the third-party vendor or invalidation of drug product lots or processes. In some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our drug products.

The marketing authorization holder is subject to extensive regulations in relation to the safety monitoring of its marketed products including good vigilance practices, or GVP, and will be subject to monitoring by the FDA, EMA, competent authorities of individual EU Member States, and other comparable foreign regulatory authorities involving inspections of pharmacovigilance systems. Non-compliance with GVP can result in inspection follow-up, actions on the marketing authorization (such as suspensions or restrictions), as well as administrative penalties and civil or criminal liabilities.

Failure to comply with European Union and EU Member State laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of the marketing authorization, or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

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

If we, and any future collaborators, are not able to comply with post-approval regulatory requirements, we, and any future collaborators, could have the regulatory approvals for our products varied, suspended, or withdrawn by regulatory authorities and our, or any future collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Failure to comply with any related obligations may also result in civil and/or criminal penalties. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of our current and future product candidates in other jurisdictions.

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, although the FDA granted marketing approval of TARPEYO in the United States (developed under the name of Nefecon), the European Commission and comparable foreign regulatory authorities must also approve the manufacturing, marketing and promotion of Nefecon in those jurisdictions. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of biopharmaceutical products. The current and future use of our products or  product candidates by us and our collaborators in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, our collaborators or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product, even after regulatory approval, may exhibit unforeseen side effects. If any of our products or product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our products due to negative public perception;
●	injury to our reputation;
●	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;
●	initiation of investigations by regulators;

●	costs to defend or settle the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to trial participants or patients;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenues from product sales; and
●	the inability to commercialize any of our product candidates, if approved.

Although we believe we maintain adequate product liability insurance for our product candidates, it is possible that our liabilities could exceed our insurance coverage. We have expanded our insurance coverage to include the sale of our approved products. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Off-label use or misuse of our products may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.

We may only promote or market our approved products for their specifically approved indications. TARPEYO is currently only approved by the FDA to reduce proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5g/g. We will train our marketing and sales force against promoting TARPEYO or any product candidate approved in the future for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our products for indications other than those approved by the FDA, the European Commission or comparable foreign regulatory authorities may not effectively treat such conditions, and may increase the adverse events when compared to use for its approved indication. Any such off-label use could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that that might require significant financial and management resources and that could harm our reputation.

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

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to induce or reward improper performance generally is governed by the national anti-bribery laws of EU Member States, such as the Bribery Act 2010 in the United Kingdom. Infringement of these laws could result in substantial fines and imprisonment. The Community Code of medicinal products (EU Directive 2001/83/EC), which is the EU Directive governing the authorization of medicinal products for human use, provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the national laws of the individual EU Member States and the UK Human Medicines Regulations 2012 and so remains applicable in the United Kingdom despite its departure from the European Union.

Benefits provided to healthcare professionals, healthcare organizations or patient organizations in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including some countries of the European Economic Area, or EEA, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced Member States, can further reduce prices. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other trials that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales, payments from our licensees and the potential profitability of any of our product candidates in those countries would be negatively affected.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

We are a commercial-stage biopharmaceutical company with a limited operating history and only one recently approved product. Since our inception, we have incurred significant operating losses. We incurred total comprehensive losses of SEK 527.7 million and SEK 444.6 million for the years ended December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, we had an accumulated loss of SEK 1,426.6 million. Our losses resulted principally from costs incurred in clinical development of Nefecon and setanaxib and from administrative costs associated with our operations. We expect to continue to incur significant and increasing operating losses for the foreseeable future, and we do not know whether or when we will become profitable. Our losses, among other things, will continue to cause our working capital and shareholders’ equity to decrease. We anticipate that our expenses will increase substantially if and as we:

●	continue to develop and advance Nefecon, setanaxib and any other product candidates;
●	initiate and continue clinical development for the active ingredient budesonide in other potential indications, such as AIH, and setanaxib for PBC and head and neck cancer;
●	pursue full approval for TARPEYO in the United States and seek regulatory approvals for Nefecon in other jurisdictions, including from the European Commission;
●	seek regulatory approval for setanaxib and any other product candidates that successfully complete clinical trials;
●	continue to build a sales, marketing and distribution infrastructure and scale-up external manufacturing to commercialize Nefecon and any other product candidates that receive approval;
●	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement or invalidity claims and enforcing patents against third-parties;

●	continue to add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts;
●	expand our operations in the United States and Europe;
●	incur additional legal, accounting and other expenses associated with operating as a public company in the United States, including as part of our transition out of emerging growth company and smaller reporting company status at December 31, 2021; and
●	experience any delays or encounter any issues with regards to any of the above, including, but not limited to, failed studies, ambiguous trial results, safety issues or other regulatory challenges, including any unforeseen costs we may incur as a result of clinical trial or supply chain delays or other business interruptions due to the COVID-19 pandemic or other world events.

To date, we have funded our operations through public and private placements of equity securities, proceeds from our term loan facility, upfront payments and interest income from the investment of our cash and financial assets. We have also recently begin to fund our operations with the proceeds from sales of TARPEYO in the United States.

To become and remain profitable, we must succeed in developing and commercializing products and product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including successfully completing Part B of the NefIgArd clinical trial for Nefecon, in-licensing and developing additional product candidates, such as setanaxib in PBC and head and neck cancer and budesonide in indications other than IgAN, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing marketing capabilities and ultimately selling any products which are approved. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve or maintain profitability. We anticipate incurring significant costs associated with commercializing our approved products. Our expenses could increase beyond our current expectations if we are required by the FDA, the EMA or comparable foreign regulatory authorities to perform clinical trials or studies in addition to those that we currently anticipate, including as a result of any post-approval commitments or trial requirements. Even if we are able to generate revenue from the sale of approved products, we may not become profitable and may need to obtain additional funding to continue operations.

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

Our operations have consumed substantial amounts of cash since inception. Unless and until we are able to successfully commercialize Nefecon and achieve significant revenue from sales, we will require substantial additional funding in the future to sufficiently finance our operations and advance the clinical development, seek regulatory approval for and potentially commercialize our approved products or product candidates, or potentially acquire or in-license additional product candidates.

As of December 31, 2021, we had SEK 955.5 million in cash. Based on our current operating plan, we expect that our existing cash, and amounts available to us under our loan facility, will be sufficient to fund our planned operations and capital expenditure requirements until we are cash flow positive, which is expected in the first half of 2023, subject to Nefecon being successfully commercialized. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the initiation, progress, timing, costs and results of clinical trials for Nefecon and our product candidates;
●	the number of potential new product candidates and indications we identify and decide to develop, if any;
●	the time and costs involved in obtaining regulatory approval for Nefecon and any of our product candidates that successfully complete clinical development, and any delays we may encounter as a result of evolving regulatory requirements or adverse clinical trial results with respect to any of our product candidates;
●	the extent to which we develop, in-license or acquire other product candidates and technologies;

●	the costs involved in growing our organization to the size needed to allow for the development and commercialization of Nefecon and any future approved products;
●	the costs and timing of preparing, filling and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending against any invalidity or infringement claims raised by third parties;
●	the costs related to our obligations under our existing collaboration and licensing agreements and the entry into new collaboration and licensing agreements;
●	the cost and timing of future pre-commercialization activities and, with respect to any products that receive regulatory approval, post-commercialization activities, and costs involved in maintaining and, if necessary, expanding an effective sales and marketing organization;
●	the revenue, if any, we may receive either directly from commercial sales or in the form of royalty or milestone payments from future sales of Nefecon or future product candidates, if approved;
●	the cost and timing of completion of commercial-scale manufacturing activities;
●	the effects of competing technological and market developments; and
●	the costs of operating as a public company in both the United States and Sweden.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from the COVID-19 pandemic, the war in Ukraine or other factors could also adversely impact our ability to access capital as necessary. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or some of our product candidates or research programs or we may be unable to take advantage of future business opportunities.

Raising additional capital may cause dilution to holders of our common shares or ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Other than our term loan facility with Kreos Capital VI (UK) Limited and Kreos Capital 2020 Opportunity (UK) Limited, together referred to as Kreos, we do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional external funding will be available on acceptable terms, or at all. Until we can generate substantial product revenues from sales of Nefecon or other approved products, if any, we expect to finance our operations predominantly through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

Under the loan agreement with Kreos, or the Loan Agreement, Kreos has agreed to make available to us certain term loans in an aggregate principal amount of up to $75.0 million. The loan facility is divided into three tranches of $25 million each. Drawdown of the first $25 million tranche was made in September 2021. Drawdown of the second tranche of $25 million can be made until June 30, 2022 and will be available subject to accelerated approval of Nefecon by the FDA, which occurred in December 2021. Drawdown of the third and final $25 million tranche can be made until December 31, 2022 and will be available subject to certain revenue milestones and coverage metrics. The Loan Agreement does not contain any financial covenants. See Item 5.B., Liquidity and Capital Resources, for more details on the Loan Agreement.

If we undertake additional financing arrangements in the future, the terms of any such financing may adversely affect the holdings or the rights of holders of our common shares or ADSs and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares or ADSs to decline. The sale of additional equity or convertible securities would dilute all of our existing shareholders and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, financial condition and results of operations. Further, any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize Nefecon and our product candidates.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our development programs or the commercialization of Nefecon or any of our product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

We have a limited operating history as a commercial company, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We began operations in 2004. Prior to our commercialization of TARPEYO, with commercial availability in January 2022, we had not obtained marketing approvals for any product candidates, manufactured products on a commercial scale, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer history of successfully developing and commercializing products. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate activity or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable.

Given our limited operating history as a commercial company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. We have transitioned from a company with solely a research and development focus to a company also capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

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

We have relied upon, and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our clinical trials and to monitor and manage data for our clinical programs. We rely on these parties for execution of our clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

The COVID-19 pandemic and government measures taken in response may also have an impact on our CRO, including due to travel or quarantine policies or prioritization of resources toward the pandemic, and any disruption in their performance would affect our ability to complete our clinical trials. Although we are not currently conducting any clinical trials in Ukraine, the war in Ukraine could cause disruption in the region which could affect our CRO’s operations, which in turn could impact our own clinical trials.

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

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our clinical or commercial demand for any of our product candidates, we could experience delays in our planned clinical studies or commercialization. For example, the COVID-19 pandemic may impact our ability to procure sufficient future supplies for Nefecon, setanaxib and our other product candidates, and the extent of any impacts will depend on the severity and duration of the spread of the virus, and the actions undertaken to contain COVID-19 or treat its effects. Supply could also be negatively impacted by the ongoing war in Ukraine. We could be unable to find alternative suppliers of acceptable quality that can produce appropriate volumes at an acceptable cost. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our products, if approved, which would materially adversely affect our business, financial condition and results of operation. Additionally if any CMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another comparable foreign regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

In complying with the manufacturing regulations of the FDA, the EU and comparable foreign regulatory authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the FDA or comparable foreign regulatory authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our product candidates could suffer significant interruptions. We face risks inherent in relying on a single CMO, as any disruption, such as a fire, natural hazards, pandemic, epidemic, or outbreak of an infectious disease or vandalism at the CMO could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

We only recently began manufacturing Nefecon on a commercial scale and expect to rely on third parties to produce and process commercial quantities of our approved products or any future product candidates, if approved.

We expect to continue to rely on third-party manufacturers for our approved products or future product candidates, if approved. To the extent that we enter into future manufacturing arrangements with third parties for commercial supply of our approved products or any future product candidates, if approved, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or comparable foreign regulatory authorities following inspections that will be conducted after we submit an application to such regulatory authorities. We do not directly control the manufacturing process of, and will be completely dependent on, our contract manufacturing partners for compliance with cGMP requirements for the manufacture of our product candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We have entered into agreements with third parties to develop and commercialize Nefecon outside the United States, if approved, and we plan to enter into similar agreements in the future with respect to any of our product candidates that receive approval. If we are unable to establish and maintain such collaborations, we may not be successful in our commercialization efforts.

In order to market and successfully commercialize any product candidate we develop, if approved, we must build our sales and marketing capabilities or enter into collaborations with third parties for these services. We only recently began sales, marketing and distribution of Nefecon and as a company have little experience in marketing products. We are currently commercializing TARPEYO in the United States independently and, if approved, we plan to commercialize setanaxib in the United States independently as well. Regarding other key territories, we will decide on setanaxib commercialization structures at a later stage. For Nefecon we decided to enter into partnerships outside of the United States and, in 2019, we entered into an agreement pursuant to which we granted Everest an exclusive license to develop and commercialize Nefecon for the treatment of IgAN in Greater China and Singapore, and in March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the United Kingdom, if approved in those territories. In other key territories, we intend to commercialize Nefecon through either a broad regional partnership or on a country-by-country basis.

Our existing collaborations and any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, including, for example, that the collaborators may not: adequately perform their obligations under the collaboration agreement; devote sufficient resources to the collaboration to ensure success; or agree with us on the strategy or tactical aspects of the collaboration.

To the extent that we depend on collaborators for sales and marketing activities, any revenues we receive will depend upon the success of those collaborators’ sales and marketing teams and the collaborators’ prioritization of our product and compliance with applicable regulatory requirements, and there can be no assurance that the collaborators’ efforts will be successful. If any existing or future collaborations do not result in the successful development and commercialization of product candidates, or if one of our collaborators terminates its agreement with us, we may not receive any future milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed and we may need additional resources to develop our product candidates. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization apply to the activities of our existing and future collaborators.

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

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for Nefecon, setanaxib and our other product candidates, methods used to manufacture those products and the methods for treating patients using those products, or on licensing in such rights. Patent law relating to the scope of claims in the fields in which we operate is complex and uncertain, and we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. For example, although we co-own a single patent family relating to the formulation of Nefecon, which expires in 2029, such rights may not provide adequate protection against competitors. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates. Patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology at issue. We cannot be certain that patents will be issued or granted with respect to future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of biopharmaceutical companies is generally uncertain because it involves complex legal and factual considerations.

The standards applied by the United States Patent and Trademark Office, or USPTO, the European Patent Office or EPO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from future patent applications and the claim scope achieved may vary across territories.

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

Even if patents do successfully issue, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. For example, opposition proceedings at the EPO are increasingly common, and are costly and time consuming to defend. Furthermore, it is possible that we will need to defend other patents outside the EPO from challenges by others from time to time. It is possible that one or more of our U.S. patents may be challenged by parties who file a request for post-grant review or inter partes review or ex parte reexamination.

Post-grant proceedings are increasingly common in the United States and are costly to defend. Our patent rights may not provide us with a proprietary position or competitive advantages against competitors. We may seek to modify or supplement relevant patent claims through reissuance proceedings, in the course of which patentability will be re-assessed. This may result in limitations to the legal scope of protection or the refusal of our application for a re-issued patent. Furthermore, even if the outcome is favorable to us, the enforcement of our intellectual property rights can be extremely expensive and time consuming.

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

To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not have sufficient resources or ability to prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and Europe. We may fail in enforcing our rights, in which case our competitors may be permitted to use our technology without being required to pay us any license fees. In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our product candidates, and then compete directly with us, without payment to us.

If we were to initiate legal proceedings against a third party who we considered to be infringing a patent covering one of our products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the EPO or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell Nefecon or future product candidates without being sued for infringement of the intellectual property and other proprietary rights of third parties. However, our development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates, including patent infringement lawsuits in Europe, United States or abroad, as well as interference, derivation, inter partes review, and post-grant proceedings before the USPTO and opposition or other proceedings before the EPO and other foreign patent offices. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. We cannot guarantee that any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States, Europe and other jurisdictions that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. If we were required to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, be certain that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

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

●	stop selling, incorporating, manufacturing or using our products in the United States, Europe or other jurisdictions that use the subject intellectual property;
●	obtain from a third party asserting its intellectual property rights, a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all, or may be non-exclusive thereby giving our competitors access to the same technologies licensed to us;
●	redesign those products or processes that use any allegedly infringing or misappropriated technology, which may result in significant cost or delay to us, or which redesign could be technically infeasible; or
●	pay damages, including the possibility of treble damages in a patent case if a court finds us to have willfully infringed certain intellectual property rights.

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

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;
●	our right to sublicense patent and other rights to third parties under collaborative development relationships;
●	our diligence obligations with respect to the use of licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations; and
●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

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

If our trademarks and various brand elements are not adequately protected, then our business may be adversely affected in our markets of interest.

Our registered and unregistered trademarks, trade dress, get-up and trade names (collectively, brand elements) may be challenged, infringed, invalidated, declared generic or determined to be infringing on other registered or unregistered trademarks, unless adequate steps are taken to clear them before use, register them and then enforce them. It is vital that we are able to build brand recognition in these brand elements, to maximize the value to potential partners or customers in our markets of interest. Over the long term, if we are unable to establish brand recognition based on our various brand elements, then we may not be able to compete effectively, or indeed at all, and our business may be adversely affected.

If other entities use trademarks similar or identical to ours in different jurisdictions, or have senior rights to ours, we could be prevented from using our brand elements in certain jurisdictions, which may of course interfere with our use of our current trademarks throughout the world. Both the FDA and EMA have indicated that we will not be able to use the name Nefecon for our product candidate. Any goodwill and recognition that we have built for the name Nefecon will therefore be lost.

We enjoy only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.

We often file our first patent application (i.e., priority filing) with the USPTO, the EPO, or more typically, in the national office of a European country (e.g., in the United Kingdom or Sweden). International applications under the Patent Cooperation Treaty, or PCT, are filed within twelve months after the priority filing, with equivalent applications being filed simultaneously in territories not bound by the PCT, if any such territories are of sufficient commercial interest. From the PCT filing, we have the option to file national and regional patent applications  in any of the 155 jurisdictions party to the PCT where we believe protection of our product candidates may be commercially valuable. We have filed for patent protection in territories that are of current commercial interest to us and have achieved grant in at least some of these territories. However, our commercial interests may extend beyond these territories meaning we may enter into markets in the future where we do not have patent protection or pending patent applications. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make product candidates that are similar, but not identical, to our product candidates with workarounds such that the product is not covered by the claims of the patents that we own or have licensed;
●	the claims of our patents may not adequately cover our product, meaning others may be able to manufacture the same product and not infringe the claims of the patents that we own or have licensed;
●	the patents of third parties may have an adverse effect on our business;
●	we or our licensors or any current or future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;
●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain aspects of our inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	it is possible that our pending patent applications will not lead to issued patents;
●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
●	our competitors might conduct development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of others without obtaining a proper license; and

●	we may not develop additional technologies that are patentable.

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

In December 2019, a novel strain of the coronavirus disease, COVID-19, was identified in Wuhan, China. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The COVID-19 pandemic and responses to its spread have negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets. This significant disruption of the global financial markets could reduce our ability to access equity or debt capital on attractive terms if at all, which in turn could negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common shares or ADSs. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including the duration and spread of the pandemic and related restrictions on travel and transports, all of which are uncertain and cannot be predicted.

The continued spread of COVID-19 could also adversely impact our clinical trial operations. To date, the COVID-19 pandemic has not significantly impacted the ongoing clinical activities related to NefIgArd, our Phase 3 pivotal trial of Nefecon in IgAN; however, we experienced a reduced enrollment rate in our ongoing NefIgArd trial over the last several months of 2020 due to the impact of the COVID-19 pandemic, and we hence completed full enrollment in January 2021, which was later than we originally had anticipated.

The COVID-19 pandemic may impair our commercialization of TARPEYO and the spread of COVID-19 may reduce access to TARPEYO. In response to regional quarantines, health professionals may reduce staffing and reduce or postpone appointments with patients, or patients may cancel or miss appointments, resulting in fewer prescriptions of TARPEYO than projected, thereby adversely affecting our revenues. COVID-19 restrictions may also impact our ability to meet with healthcare professionals as we seek to gain market acceptance of TARPEYO. Moreover, restrictions on travel and transport may result in disruptions in TARPEYO distribution. Such events may result in a period of business disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak impacts our business, including our commercial results and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

Terrorist attacks and international hostilities and instability in any region could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the global supply chain and adversely affect both our ability to sell our products to certain regions or purchase supplies from such regions. In particular, the warfare and political turmoil in Ukraine could adversely impact our financial condition, result of operations and cash flows. In February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, the conflict in Ukraine could materially disrupt our operations in Europe and/or increase their costs. In addition, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the European Union, the United States and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the resulting sanctions could adversely affect the global economy and financial markets and thus could affect our business, operations, operating results and financial condition as well as, potentially, the price of our common shares and ADSs.

We also work with a global network of collaborators, suppliers, CROs and commercial partners, any of which may be directly or indirectly negatively impacted by the war in Ukraine and unrest in the region. Such negative impacts could indirectly affect our own business and operations. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this annual report.

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

As a company incorporated and based in Sweden, our business is subject to risks associated with conducting business in Sweden, the United States and internationally. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	developments in the ongoing war in Ukraine;
●	differing regulatory requirements for product candidate approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the Swedish Krona, U.S. dollar and Euro and currency controls;
●	changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain international markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our employee stock plan or equity incentive plan;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	an outbreak of a contagious disease, such as coronavirus, which may cause us or our distributors, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the

United Kingdom, or the UK, was subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules continued to apply.

The United Kingdom and the European Union have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the United Kingdom and European Union’s relationship will operate going forwards however there are still many uncertainties. The TCA primarily focuses on ensuring free trade between the European Union and the UK in relation to goods, including medicinal products. Although the body of the TCA includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the TCA. The Annex provides a framework for the recognition of Good Manufacturing Practice, or GMP, inspections and for the exchange and acceptance of official GMP documents. The regime does not, however, extended to procedures such as batch release certification.

Among the changes that will now occur are that Great Britain (England, Scotland and Wales) will be treated as a “third country,” a country that is not a member of the European Union and whose citizens do not enjoy the European Union right to free movement. Northern Ireland will continue to follow many aspects of the European Union regulatory rules, particularly in relation to trade in goods. As part of the TCA, the European Union and the UK will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release. The UK has unilaterally agreed to accept European Union batch testing and batch release for a period of at least 2 years until January 1, 2023. However, the European Union continues to apply European Union laws that require batch testing and batch release to take place in the European Union territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the European Union market for commercial use. As it relates to marketing authorizations, Great Britain will have a separate regulatory submission process, approval process and a separate national marketing authorization. Northern Ireland will, however, continue to be covered by the marketing authorizations granted by the European Commission. For example, the scope of a marketing authorization for a medicinal product granted by the European Commission or by the competent authorities of EU Member States will no longer encompass Great Britain (England, Scotland and Wales). In these circumstances, a separate marketing authorization granted by the UK competent authorities will be required to place medicinal products on the market in Great Britain. Northern Ireland will, however, continue to be covered by the marketing authorizations granted by the European Commission.

Harmonization of the current EU regulatory environment for clinical trials will increase following entry into application of the Clinical Trials Regulation on January 31, 2022. It is currently unclear to what extent the United Kingdom will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from the EU Clinical Trials Directive (as implemented into UK law, through secondary legislation). A decision by the United Kingdom not to closely align its regulations with the Clinical Trials Regulation may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek an MA in the EU for our product candidates on the basis of clinical trials conducted in the UK.

In the short term there may be few changes to clinical trials that only have sites in the United Kingdom. The MHRA has confirmed that the sponsor of a clinical trial can be based in the EU for an initial period following Brexit. Furthermore, it was possible to supply investigational medicinal products directly from the EU to a trial site in Great Britain without further oversight until January 1, 2022, and is still possible to Northern Ireland beyond this date. In light of the fact that the United Kingdom is now a “third country” for the purpose of clinical trials that have sites in the EU either the sponsor or the sponsor’s legal representative must now be established in the EU, and the trial must be registered on the EU Clinical Trials Register.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is currently derived from European Union Directives and Regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, approval and commercialization of our product candidates in the United Kingdom and importation from the United Kingdom into the European Union, now that United Kingdom legislation has the potential to diverge from European Union legislation. All of these changes could increase our costs or otherwise adversely affect our business. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our products in the United Kingdom or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union from the United Kingdom, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the European Union.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Due to the international scope of our operations, our assets, earnings and cash flows are affected by fluctuations in the exchange rates of several currencies, particularly the Swedish Krona, the U.S. dollar, the Swiss franc and the Euro. The functional currency of Calliditas Therapeutics AB and our consolidated subsidiaries is the Swedish Krona and a significant portion of our operating expenses are paid in Swedish Krona and Swiss francs. The operating currency of our French and Swiss subsidiaries is the Swiss franc.

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

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, and other adverse consequences.

In the ordinary course of our business, we may collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information). We may rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, quality assurance, medical affairs and pharmaceutical promotion compliance tools and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. For example, we have operations and third parties upon which we rely to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Ukraine which was attacked by Russia in February 2022 through various means, including cyberattacks. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, and telecommunications failures.

Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. The COVID-19 pandemic and our partially remote workforce poses increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their information technology systems could also have a material adverse effect on our business. To the extent that any security incident or interruption were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and address vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business.

In the ordinary course of business, we process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. We and any potential collaborators may be subject to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, numerous federal and state data privacy and security laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, including Section 5 of the Federal Trade Commission Act could apply to our operations or the operations of our collaborators. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by HITECH. To the extent that we act as a business associate to a healthcare provider engaging in electronic transactions, we may also be subject to the privacy and security provisions of HIPAA, as amended by HITECH, which restricts the use and disclosure of patient-identifiable health information, mandates the adoption of standards relating to the privacy and security of patient-identifiable health information, and requires the reporting of certain security breaches to healthcare provider customers with respect to such information. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we violate HIPAA.

As another example, the California Consumer Protection Act, or CCPA, imposes obligations on covered businesses. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation). Although the CCPA exempts some data processed in the context of clinical trials as well as protected health information that is subject to HIPAA, for any personal information we process that is not subject to those exemptions, the CCPA may increase compliance costs and potential liability. In addition, it is anticipated that the California Privacy Rights Act of 2020, or CPRA, effective January 1, 2023, will expand the CCPA. The CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement. Other states have also enacted data privacy laws. For example, Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Consumer Privacy Act, all of which become effective in 2023. In addition, data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR, impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators in the EU Member States and Norway, Iceland and Liechtenstein may impose temporary or definitive bans on data processing, as well as fines up to €20 million or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. There has been limited enforcement of the GDPR to date, particularly in biopharmaceutical development, so we face uncertainty as to the exact interpretation of the new requirements on our trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. In the UK, non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. The relationship between the UK and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

In addition to data privacy and security laws, we may be contractually subject to data privacy and security obligations, including industry standards adopted by industry groups and may become subject to new data privacy and security obligations in the future. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the European Economic Area, or EEA, that the European Commission does not consider to provide an adequate level of data privacy and security, such as the United States. The European Commission released a set of “Standard Contractual Clauses,” or SCCs, that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. Currently, these SCCs are a valid mechanism to transfer personal data outside of the EEA, but there exists some uncertainty regarding whether the SCCs will remain a valid mechanism. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland and the UK similarly restrict personal data transfers outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection, and certain countries outside Europe (e.g. Russia) have also passed or are considering laws requiring local data residency or otherwise impeding the transfer of personal data across borders, any of which could increase the cost and complexity of doing business.

If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

Compliance with U.S. and international data privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data privacy and security laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so.

Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

If we or our third-party processors fail to comply or are perceived to have failed to comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions or private lawsuits. Any associated claims, inquiries, or investigations or other government actions could lead to unfavorable outcomes that have a material impact on our business including through significant penalties or fines, monetary judgments or settlements including criminal and civil liability for us and our officers and directors, increased compliance costs, delays or impediments in the development of new products, negative publicity, increased operating costs, diversion of management time and attention, or other remedies that harm our business, including orders that we modify or cease existing business practices.

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

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers may be subject, directly or indirectly, to U.S. federal and state, European Union or foreign jurisdictions’

healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our current and future operations may be directly, or indirectly through our relationships with investigators, health care professionals, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute. Healthcare providers, including physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payors, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we research as well as market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The definition of the “remuneration” under the federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) will become effective January 1, 2023. Implementation of new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees have been delayed until January 1, 2026. We continue to evaluate what effect, if any, the rule will have on our business;
●	federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, manufacturers have been prosecuted for causing false claims to be submitted because of off-label promotion purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, and business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs;
●	the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians, certain other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians (as defined by such law) and their immediate family members;
●	analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral source, state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

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

It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid or comparable foreign healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, that person or entity may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA, the European Commission and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

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

The price of the securities of publicly traded clinical-stage biopharmaceutical companies has been highly volatile and is likely to remain highly volatile in the future. The price of the securities of publicly traded clinical-stage biopharmaceutical companies has been highly volatile and is likely to remain highly volatile in the future. Since the ADSs were sold at our initial U.S. public offering in June 2020 at a price of $19.50 per ADS, the price per ADS has ranged as low as $14.22 and as high as $38.00 through December 31, 2021. The market price of the ADSs and our common shares may fluctuate significantly due to a variety of factors, including:

●	the commencement, enrollment or results of our planned and future clinical trials, including NefIgArd;
●	positive or negative results from, or delays in, testing and clinical trials by us, strategic partners or competitors;
●	delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;
●	technological innovations or commercial product introductions by us or competitors;
●	changes or developments in laws or regulations applicable to our product candidates;
●	developments concerning proprietary rights, including patents and litigation matters;
●	public concern relating to the commercial value or safety of any of our product candidates;
●	the loss of any of our key scientific or management personnel;
●	announcements concerning our competitors or the biopharmaceutical industry in general;
●	actual or anticipated fluctuations in our operating results;
●	financing or other corporate transactions;
●	publication of research reports or comments by securities or industry analysts;

●	general market conditions in the biopharmaceutical industry or in the economy as a whole, including the COVID-19 pandemic and related global economic uncertainty;
●	the trading volume or our ADSs on The Nasdaq Global Select Market or our common shares on Nasdaq Stockholm;
●	sales of our ADSs or common shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
●	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or Sweden;
●	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;
●	investors’ general perception of us and our business; and
●	other events and factors, many of which are beyond our control.

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

As a U.S.-listed public company we will continue to incur significant legal, accounting and other expenses that we did not incur as a public company listed on Nasdaq Stockholm, including costs as we transition into large accelerated filer status. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report on our internal control over financial reporting. In addition, starting with this annual report, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

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

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations.

In connection with our preparation and the audits of our financial statements as of and for the year ended December 31, 2021, we have identified material weaknesses as defined under the Exchange Act and by the Public Company Accounting Oversight Board (United States) in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Material weaknesses arose during fiscal year 2021, primarily because of the growth of the company, the increased complexity of our business transactions and the increased decentralization of our operations. A number new IT-systems were implemented to support the growth of the company, including a new ERP system. These changes were not supported by a sufficient increase in employee headcount, including the retention of a sufficient number of highly qualified accounting, finance and information technology personnel, or by other elements of our system of internal control over financial reporting. All of these material weaknesses are described in detail in Item 15.B, “Management’s Annual Report on Internal Control over Financial Reporting.”

We have identified and begun to implement several steps, as further described in Item 15.B, to remediate the material weaknesses and to enhance our overall control environment. We intend to continue to implement measures designed to remediate these material weaknesses, including augmenting and hiring additional knowledgeable and qualified IT, accounting and finance resources and professionals, enhancing the robustness and effectiveness of our IT systems and control environment, improving related policies and procedures and implementing new and/or enhancing the existing controls, and assessing and improving the skills of the process owners. However, the implementation of these measures may not fully address these material weaknesses in our internal control over financial reporting in which case we would not be able to conclude that they have been fully remedied. Our failure to correct these material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price and listing of our ADSs may be materially and adversely affected. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not identify additional material weaknesses in the future.

We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in this annual report. As a result of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, including as a result of remote working policies due to the COVID-19 pandemic, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs. For example, we have identified material weaknesses in our internal control over financial reporting related to our financial statement closing process, primarily related to the lack of sufficient skilled personnel with SEC reporting knowledge and experiences for purposes of timely and reliable financial reporting. Specifically, the material weaknesses identified relate to a lack of resources sufficient to prepare and review our consolidated financial statements and related disclosures in accordance with the requirements set forth by the SEC.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are now required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting and we are also required, as of this annual report, to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. Based upon our evaluation, as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with the Exchange Act Rule 13a-15(e), as a result of the material weakness in our internal control over financial reporting, as discussed below, were not effective. We may in the future discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Moreover, our internal controls over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Moreover, we are aware that the remote working arrangements implemented in connection with the COVID-19 pandemic potentially present new areas of risk, and we are carefully monitoring any impact to our internal controls and procedures.

If we continue to be unable assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, the market price of our common shares could decline and we could be subject to sanctions or investigations by The Nasdaq Global Market, the SEC or other regulatory authorities.

Concentration of ownership of our common shares (including common shares in the form of ADSs) among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors, greater than five percent shareholders and their affiliates beneficially own approximately 46% of our outstanding common shares (including common shares in the form of ADSs) as of February 28, 2022. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure, and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that you may believe are in your best interest as one of our shareholders. Some of these persons or entities may have interests different than yours. For example, to the extent certain shareholders purchased their shares or ADSs at prices below those at which other shareholders purchased theirs and have held their common shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other shareholders.

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

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the Swedish Krona, U.S. dollar, Swiss franc and Euro. Our functional currency is the Swedish Krona, and some of our operating expenses are paid in Swedish Krona, but we also receive payments and pay expenses in U.S. dollars and Euro. The operational currency of our French and Swiss subsidiaries is the Swiss franc. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of the ADSs and common shares on The Nasdaq Global Select Market and Nasdaq Stockholm, respectively, may be affected by fluctuations in foreign exchange rates between these currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we hold foreign exchange call options on the Euro.

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

Except as described in this annual report and the deposit agreement, which was filed as an exhibit to the registration statement filed in connection with the initial public offering of our ADSs, holders of the ADSs will not be able to exercise voting rights attaching to the common shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the common shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the common shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those common shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the common shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our common shares as of the record date set for such meeting and otherwise complies with our articles of association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their common shares are not voted as they have requested or if their shares cannot be voted.

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

If we were to be classified as a “passive foreign investment company,” or a PFIC, there could be adverse U.S. tax consequences to certain U.S. holders.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2021, we do not believe that we were a PFIC for our taxable year ending December 31, 2021. Except for certain milestone payments related to the licensing of our commercial rights, which we do not earn on a consistent basis, our operations, before the commercial launch of TARPEYO in January 2022, did not generate significant amounts of non-passive income. Therefore, until we generate consistent and significant sources of revenue from active sales, licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test if we do not continue to receive licensing milestone payments. Moreover, we hold a substantial amount of cash and cash equivalents, which are generally treated as passive assets. Because PFIC status is a fact specific determination that generally cannot be made until the close of the taxable year in question and the calculation of the value of our non-cash assets may be based in part on the value of our common shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year, it is difficult to predict whether we will be a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending December 31, 2021 or us becoming a PFIC for our current taxable year or any future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.

Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the quarterly weighted average value of our assets consists of assets that produce, or are held for the production of, passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below in “Item 10.E—Taxation—Certain United States Federal Income Tax Consequences”) holds our common shares, or ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. For further discussion of the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Item 10.E—Taxation—Certain United States Federal Income Tax Consequences.”

If a United States person is treated as owning at least 10% of our common shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares or ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. If our corporate group includes one or more U.S. subsidiaries, our non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares or ADSs.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or, in each case, the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-Operation and Development’s, Base Erosion and Profit Shifting, Project (including “BEPS 2.0”), the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

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

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

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

In June 2018, we completed an initial public offering of our common shares on Nasdaq Stockholm, pursuant to which we raised gross proceeds of SEK 738.7 million. Our common shares trade on Nasdaq Stockholm under the ticker "CALTX."

In July 2019, we completed a private placement of our common shares, pursuant to which we raised gross proceeds of SEK 210.3 million.

In June 2020, we completed an initial public offering of our American Depositary Shares, or ADSs, on The Nasdaq Global Select Market in the United States and sold 924,000 common shares in Europe and countries outside of the United States in a concurrent private placement to qualified investors for gross proceeds of approximately $90 million (approximately SEK 828 million) before deduction of issuance costs, underwriting commissions and expenses. In July 2020, the underwriters exercised a portion of their over-allotment option, whereby we received additional gross proceeds of approximately $6.9 million (approximately SEK 63 million) before deduction of issuance costs, underwriting commissions and expenses. We refer to this transaction as our U.S. IPO. Our ADSs trade on The Nasdaq Global Select Market under the ticker "CALT."

In August 2021, we completed a private placement of our common shares, pursuant to which we raised gross proceeds of SEK 324.0 million.

Our registered office is located at Kungsbron 1, D5, SE-111 22, Stockholm, Sweden, and our telephone number is +46 (0) 8 411 3005. Our website address is www.calliditas.se. The information contained on our website is not a part of this annual report.

We have five wholly owned subsidiaries, listed below:

Company	Country of incorporation
Calliditas Therapeutics US Inc.	United States
Calliditas NA Enterprises Inc.	United States
Nefecon AB	Sweden
Calliditas Therapeutics France SAS	France
Calliditas Therapeutics Suisse S.A.	Switzerland

In November 2020, we acquired a controlling interest in Genkyotex S.A., or Genkyotex, a biopharmaceutical company specializing in NOX therapies with offices in France and Switzerland. In March 2021, we participated in a rights issue in Genkyotex, and increased our ownership percentage to 90.2% of the share capital of Genkyotex and in October 2021, we completed the purchase of the remaining share capital of Genkyotex, resulting in our ownership of 100% of the current share capital and the delisting of Genkyotex’s securities from the Euronext stock exchange. In April 2022, Genkyotex S.A. was renamed Calliditas Therapeutics France SAS and Genkyotex Suisse S.A. was renamed Calliditas Therapeutics Suisse S.A.

The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B.BUSINESS OVERVIEW

Overview

We are a commercial-stage biopharmaceutical company with an FDA-approved product, Nefecon (marketed in the United States under the name TARPEYO), for patients with the autoimmune renal disease immunoglobulin A, or IgA, nephropathy, and a portfolio of innovative product candidates. The U.S. Food and Drug Administration, or FDA, granted accelerated approval to TARPEYO on December 15, 2021 and we reported commercial availability in January 2022. The indication for TARPEYO delayed release capsules is reduction of proteinuria in adults with primary IgA nephropathy, or IgAN, at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5g/g.

Nefecon is a proprietary, novel oral formulation of budesonide, an established, highly potent locally acting immunosuppressant, for the treatment of IgAN, for which there is a high unmet medical need and there are no other FDA-approved treatments. IgAN is a progressive, chronic disease that over time results in deterioration of kidney function in patients, many of whom are at risk of developing end-stage renal disease, or ESRD, with the need for dialysis or kidney transplant. Nefecon is designed to target the origin of the disease presumed to be located in the ileum, the distal region of the small intestine, which has the highest concentration of the Peyer’s patches, which are responsible for the production of secretory IgA antibodies.

The FDA has approved TARPEYO under the accelerated approval pathway based on the reduction in proteinuria. Nefecon is the first treatment on the U.S. market indicated for IgAN. Continued approval for the approved indication may be contingent upon verification and description of clinical benefit in the confirmatory part of the trial. The primary objective of Part B of the NefIgArd study is to establish whether Nefecon slows kidney function decline in patients with IgAN. We believe that the reduction in proteinuria and effect on eGFR observed in Part A will lead to longer term preservation of kidney function, to be confirmed in the final analysis of Part B.

Nefecon has been granted orphan drug designation for the treatment of IgAN in the United States and the European Union. In the EU, we submitted a request for an accelerated assessment of our marketing authorization application, or MAA, and submitted the MAA for Nefecon to the EMA in May 2021 based on the hybrid application pathway. We are currently following the 210 day timeframe of the EU Centralized Procedure for evaluation of our MAA. We expect that a related opinion from the Committee for Medicinal Products for Human Use, or CHMP, will be issued in the second quarter of 2022.

We retain worldwide rights to Nefecon other than in territories where we have established strategic collaborations. In 2019, we entered into an agreement pursuant to which we granted Everest an exclusive license to develop and commercialize Nefecon for the treatment of IgAN in Greater China and Singapore, and in March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the United Kingdom, if approved in those territories.

We are also developing a novel platform of nicotinamide adenine dinucleotide phosphate, or NADPH, oxidase, or NOX, inhibitors, which we intend to primarily develop for orphan diseases with fibrotic components, with a main focus on kidney and liver diseases. From this platform, we are developing setanaxib, a NOX inhibitor, for the treatment of primary biliary cholangitis, or PBC. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b/3 clinical trial, in which we randomized the first patient in February 2022. We expect to report results of the interim analysis from the TRANSFORM trial in the second or third quarter of 2023, with final data expected in late 2024 or early 2025. Setanaxib was granted fast track designation by the FDA in August 2021. We are also conducting a proof of concept, Phase 2 clinical trial in head and neck cancer with setanaxib, in order to explore its impact on the levels of cancer associated fibroblasts, or CAFs.

In addition, we have in-licensed Budenofalk 3 mg oral capsules and intend to develop Budenofalk in the United States for the treatment of autoimmune hepatitis, or AIH, subject to regulatory feedback. We discussed development plans with the FDA for AIH during 2020 and have refined our clinical approach during 2021 with a target to arrive at a definitive clinical development plan in 2022, subject to interactions with KOLs.

Our Pipeline

The following table summarizes the development stage and status of our portfolio of key product candidates:

Our Strategy

We aim to apply our interdisciplinary expertise in pharmaceutical product development to identify, develop and commercialize novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. To achieve this objective, we intend to pursue the following strategies:

●	Rapidly and efficiently advance Nefecon through Phase 3 clinical development and regulatory approval in order to establish a new standard of care for IgAN. We reported positive topline results from Part A of NefIgArd in November of 2020, in which the trial met the primary and key secondary endpoints. On the basis of the positive results of Part A of NefIgArd, we submitted a new drug application, or NDA, for accelerated approval by the FDA in March 2021, and an MAA in May 2021 based on the hybrid application pathway and aim to obtain a conditional marketing approval by the European Commission in the EU. Nefecon was granted accelerated approval by FDA in December 2021 and is being commercialized in the United States under the name TARPEYO. In the EU, we submitted a request for an accelerated assessment of our marketing MAA. In April 2021, Nefecon was granted accelerated assessment by the EMA, which was reset to standard review by the EMA in September of 2021 and we expect to receive the opinion of the CHMP in the second quarter of 2022.
●	Maximize the potential of Nefecon, where approved, through commercialization independently and through collaborations with third parties. We retain worldwide rights to Nefecon other than in Greater China, Singapore, the Republic of Korea and Europe. Since the approval of TARPEYO in the United States in December 2021, we have been commercializing TARPEYO independently in the United States through a targeted commercial sales infrastructure with a primary focus on IgAN patients at risk of progressing to ESRD. We launched TARPEYO in the United States in January 2022. Based on third party research we commissioned to assess the U.S. nephrologist IgAN market, we believe this market can be served by a small and dedicated number of marketing and medical sales specialists to efficiently cover the approximately 3,700 nephrologists focused on our target patient population in the United States. In 2019, we granted a license to Everest Medicines II Limited, or Everest, to develop and commercialize Nefecon for IgAN and other potential indications in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the United Kingdom, if approved in those territories.
●	Efficiently advance our first-in-class NOX platform candidate setanaxib through clinical trials. We believe that our leading product candidate, setanaxib, has potential to meaningfully impact fibrosis, and hence provide significant benefit in orphan diseases, including in PBC. Setanaxib is the first clinical product candidate within the newly created “-naxib” international nonproprietary name stem designated by the World Health Organization. We are currently conducting a Phase 2/3 clinical trial in patients with PBC who have more advanced signs of liver fibrosis, as measured by Fibroscan. We are also conducting a proof of concept, Phase 2 clinical trial in head and neck cancer with setanaxib, in order to explore its impact on the levels of cancer associated fibroblasts, or CAFs. In preclinical studies setanaxib has been shown to significantly reduce levels of CAFs in relevant mouse models of head and neck cancer, which in conjunction with administration of immunotherapies have resulted in tumor size reduction and overall survival benefits. Other potential indications are also being pursued in earlier stages.
●	Leverage our proprietary formulations and significant experience with drug release technology to explore treatments in select orphan hepatic diseases. We believe that there is a potential to treat orphan hepatic diseases in which therapeutic benefits can be achieved by a local release of a potent immunosuppressant targeted at the liver while limiting systemic side effects. We are exploring additional indications such as AIH. There are currently no approved therapies in the United States for AIH. We discussed our development plans with the FDA for AIH during 2020 and have received helpful feedback as to the potential regulatory pathway forward. During 2021, we continued to develop our clinical plans and expect to arrive at a definitive clinical plan approach in 2022, subject to interactions with KOLs.
●	Complement our existing pipeline by selective acquisitions or in-licensing of product candidates focused on nephrology or orphan diseases. We actively seek to complement our existing pipeline by selectively acquiring or in-licensing additional product candidates that present a strong strategic and commercial fit. We believe that our team is well-positioned to identify attractive assets and accelerate their development. In particular, we seek to expand our pipeline with product candidates with an attractive risk/reward profile, such as those that have demonstrated proof-of-concept in patients, are in late-stage clinical development or can be rapidly advanced to market approval. We currently focus on, and we expect to continue to focus on, nephrology and orphan diseases for our business development efforts.

Our Company and Management Team

We were formed in 2004 and we acquired Nefecon from Professors Bengt Fellström and Roger Hällgren at Uppsala University, Sweden. We are led by an experienced and dedicated management team with more than 15 years of prior experience on average in the pharmaceutical industry, including at leading pharmaceutical companies such as GlaxoSmithKline, Novo Nordisk Astra Zeneca and Pfizer. Our board of directors includes highly qualified researchers, pharmaceutical sector executives and experts in the fields of drug development, corporate development and pharmaceutical commercialization. We are supported by a highly regarded network of leading experts within the field of IgAN, including prominent IgAN specialists throughout the world that serve as external advisors and investigators on clinical trials of Nefecon.

COVID-19 Pandemic & Global Developments

As of the date of this annual report, the impact of the COVID-19 pandemic to our business has been limited. To date, we do not anticipate that the COVID-19 pandemic has impacted or will significantly impact the ongoing clinical activities related to NefIgArd, our Phase 3 pivotal trial in IgAN. We reported topline results from Part A of NefIgArd in the fourth quarter of 2020. We fully recruited Part A in December 2019, and because Nefecon is orally-administered by patients at home and the trial is conducted globally and designed to require only limited interaction among patients and the healthcare system, the impact of the COVID-19 pandemic to Part A of the trial was limited. With sites in 19 countries participating in the trial, there are several geographies facing challenging situations in their healthcare systems, but we believe were able to put in place effective measures designed to address patient safety and preserve trial data integrity, in close cooperation with national coordinators, primary investigators, study nurses and our contract research organization. In January 2021, we completed the enrollment of 366 patients in the global NefIgArd study, including a number of patients in China. We intend to complete Part B in the first half of 2023. Although we believe we have implemented strategies to minimize the impact of the COVID-19 pandemic to our business, we expect that we may experience delays with respect to the initiation and conduct of our clinical trials involving setanaxib. The extent to which COVID-19 continues to impact the timing of these additional trials will depend on ongoing developments to contain and treat the disease and the ability of hospitals and trial sites to conduct trials in different geographic locations, which remains somewhat uncertain. We will continue to evaluate the impact of the COVID-19 pandemic to our business.

The recent and ongoing invasion of Ukraine by Russia, the resulting armed conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials, including patient enrollment. Although we do not have any direct operations in Ukraine or Russia, our collaborators and other third parties upon which we relay may have operations that could be directly and significantly impacted by this armed conflict. Delays in research activities, supply chain or clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers or providers at additional expense. In addition, this armed conflict has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Our Commercial Product: TARPEYO for the treatment of IgAN

Overview

In November 2020, we reported positive topline data from Part A of our global, pivotal Phase 3 clinical trial, which we refer to as NefIgArd. In this trial of 200 patients, treatment with Nefecon was associated with a statistically significant and clinically meaningful reduction of protein in the urine, or proteinuria, and stabilization of kidney function. The primary endpoint analysis showed a 31% mean reduction in the treatment arm versus baseline, with placebo showing a 5% mean reduction versus baseline, resulting in a 27% mean reduction at nine months of the treatment arm versus placebo (p=0.0005). The key secondary endpoint, eGFR, showed a treatment benefit of 7% versus placebo at nine months, reflecting stabilization in the treatment arm and a 7% decline of eGFR in the placebo arm (p=0.0029). This reflected an absolute decline of 4.04 ml/min/1.73m2 in the placebo group over 9 months compared to a 0.17 ml/min/1.73m2 decline in the treatment arm. Patients who had reached 12 months at the time of the data cut-off recorded a proteinuria reduction of 52% from baseline in the treatment arm, versus 7% in the placebo arm. In addition, the trial showed that Nefecon was generally well-tolerated.

The FDA has approved TARPEYO (developed under the name of Nefecon) under the accelerated approval pathway based on the reduction in proteinuria. TARPEYO is the first treatment on the U.S. market indicated for IgAN. Continued approval for the approved indication may be contingent upon verification and description of clinical benefit in the confirmatory part of the trial. The primary objective of Part B of the NefIgArd study is to establish whether Nefecon slows kidney function decline in patients with IgAN. We believe that the reduction in proteinuria and effect on eGFR observed in Part A will lead to longer term preservation of kidney function, to be confirmed in the final analysis of Part B.

In the EU, we submitted a request for an accelerated assessment of our MAA in accordance with Article 14(9) of Directive 2001/83/EC. In April 2021, Nefecon was granted accelerated assessment by the EMA. We submitted an MAA to the EMA in May 2021 based on the hybrid application pathway in accordance with article 10(3) of Directive 2001/83/EC. We are currently following the 210-day timeframe of the EU Centralized Procedure for evaluation of our MAA and are seeking a conditional marketing approval for Nefecon in the EU, in accordance with Article 14(8) of Directive 2001/83/EC and Regulation No 507/2006.

Nefecon has been granted orphan drug designation for the treatment of IgAN in the United States and the European Union. We submitted a marketing authorization application, or MAA, for Nefecon to the EMA in May 2021, and we expect an opinion from the Committee for Medicinal Products for Human Use, or CHMP, to be issued in the second quarter of 2022.

We retain worldwide rights to Nefecon other than in Greater China, Singapore, and the Republic of Korea, where we have established strategic collaborations. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the United Kingdom, if approved in the EU.

IgAN Disease Background

IgAN, sometimes referred to as Berger’s disease, is a serious progressive autoimmune disease of the kidney, in which up to 50% of patients are at risk of developing ESRD within ten to twenty years. The standard of care for ESRD is dialysis or kidney transplant, which represents a significant health economic burden as well as a material impact on patients’ quality of life. IgAN is an orphan disease that we estimate affects approximately 130,000 to 150,000 people in the United States and approximately 200,000 people in Europe. A significantly higher prevalence of IgAN has been observed in Asia, including in Greater China, where it has historically been a leading cause of ESRD. We estimate that IgAN affects approximately two million people in Greater China and approximately 180,000 people in Japan.

Although IgAN manifests in the kidney, there is now consensus supporting a pivotal role of the mucosal immune system in the pathogenesis of the condition and that the origins of the disease reside in the mucosal tissue of the gastrointestinal tract. The intestine represents the largest component of the immune system in the body, a site of continuous exposure to antigens and pathogens. Masses of lymphatic tissue, known as Peyer’s patches, are predominantly found in the ileum where they produce secretory IgA antibodies. IgA antibodies play a key role in the immune system by protecting the body from foreign substances such as food-derived factors, bacteria and viruses. Patients with IgAN have elevated levels of a subclass of IgA antibodies produced in the gut that lack units of galactose, a type of sugar, at their hinge region. The hinge region is a flexible amino acid stretch in the central part of the heavy chains of the IgA antibody. In IgAN patients, a combination of genetic predisposition, environmental, bacterial or dietary factors are presumed to lead to an increased production of these galactose-deficient IgA antibodies, potentially in combination with increased intestinal permeability, which leads to these antibodies appearing in the blood. The galactose-deficient IgA antibodies are immunogenic when found in the circulation, which triggers autoantibodies, or antibodies created by the body in response to a constituent of its own tissue. This in turn leads to the formation of pathogenic immune complexes, or clusters of antibodies, which deposit in the glomeruli, the kidney’s filtration apparatus. These trapped immune complexes initiate an inflammatory cascade that damages the glomeruli, resulting in protein and blood leaking into the urine. Ultimately the glomeruli are destroyed, reducing the kidney’s ability to remove waste products from the blood. As the disease progresses, waste products that are normally removed from the blood accumulate leading to potentially life-threatening complications that in many patients result in the need for dialysis or kidney transplant. Dialysis is estimated to cost between $70,000 and $200,000 per patient per year, with a total estimated annual hemodialysis cost in the United States of $42.0 billion. The average cost of a kidney transplant is approximately $415,000 with a total estimated annual cost in the United States of $7.0 billion. The graphic below illustrates the pathogenesis of IgAN.

IgA production in the Peyer’s patches in the ileum is believed to cause IgAN in the kidney.

Treatment Landscape for IgAN Patients

Until the approval of TARPEYO (developed under the project name of Nefecon), there were no approved treatment options for IgAN. KDIGO recommends the use of blood pressure-lowering agents that inhibit or block the renin-angiotensin system, or RAS, using either inhibitors of angiotensin converting enzyme, or ACE inhibitors, or angiotensin receptor blockers, or ARBs. RAS inhibition reduces pressure in the kidney glomeruli, thereby lowering leakage and protein excretion in urine. Treatment via RAS inhibition is primarily symptomatic and does not address the underlying cause of IgAN. Over time, physicians have attempted to control disease progression with a variety of off-label treatments, as a significant proportion of patients experience continued deterioration of kidney function.

For IgAN patients whose disease has progressed, clinicians may treat patients with systemic immunosuppressive agents, primarily consisting of high doses of systemic corticosteroids, such as prednisone, prednisolone and methylprednisolone. While some published reports indicate that these agents may reduce proteinuria, high doses of systemic corticosteroids are also associated with a wide range of adverse events, including high blood pressure, weight gain, diabetes, serious infections and osteoporosis.

The seriousness of these adverse events in patients with IgAN has been documented in two independent clinical trials investigating the safety and efficacy of systemic corticosteroids in IgAN. In the Therapeutic Evaluation of Steroids in IgA Nephropathy Global, or TESTING, clinical trial conducted by The George Institute for Global Health based in Sydney, Australia, 262 patients who had progressive IgAN despite treatment with RAS blockade agents were randomized to receive the systemic corticosteroid methylprednisolone or placebo. A significantly higher rate of serious infections and two infection-related deaths were observed in patients receiving methylprednisolone, leading to the suspension of the trial. Recently disclosed results suggest this risk may be somewhat mitigated by reducing the dose of methylprednisolone and by administering prophylactic antibiotic treatment. While patients receiving methylprednisolone appeared to have improved outcomes compared to those receiving placebo, the early termination of the trial prevented a full efficacy analysis. In the open-label Supportive Versus Immunosuppressive Therapy for the Treatment of Progressive IgA Nephropathy, or STOP IgAN, trial conducted by Rheinisch Westfälische Technische Hochschule of Aachen University, there was also an increase in the rate of serious infections in the 82 patients who received the systemic corticosteroid prednisolone, as well as one infection-related death in the treatment cohort. In this trial, high-dose systemic corticosteroids were not observed to have a lasting effect on proteinuria and there was no significant difference in the decline in eGFR. The STOP IgAN trial concluded that the addition of immunosuppression, including systemic corticosteroids, to comprehensive supportive care was not beneficial in IgAN. The KDIGO 2021 guideline emphasizes that when systemic corticosteroids are being considered, the important risk of treatment-emergent toxicity must be discussed with patients.

Our Solution: Nefecon

Nefecon is a proprietary, novel oral formulation of budesonide, designed to deliver a targeted and highly concentrated dose directly to the Peyer’s patches that are predominantly found in the ileum. The high first pass metabolism of the active ingredient are believed to limit the adverse events typically associated with systemic corticosteroids, due to its limited spillover to the systemic circulation. We have formulated Nefecon as a capsule with an enteric coating that prevents dissolution or disintegration in the gastric environment. The capsules are designed to travel intact through the stomach and intestine until they reach the ileum. Upon reaching the ileum, chemical and physical changes, such as acidity, trigger the disintegration of the Nefecon capsules and the release of the capsule’s contents.

Nefecon is designed to release a locally acting glucocorticosteroid in the ileum to provide peak drug concentrations to immune cells in the Peyer’s patches.

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

Budesonide is an established, highly potent locally acting corticosteroid that can be used for local treatment with limited systemic side effects. This active ingredient was selected because of its local potency and high first pass metabolism in the liver; since approximately 90% of the orally administered treatment is cleared by first pass metabolism, only a small proportion of the orally administered active ingredient reaches the systemic circulation. This limits the systemic effects of budesonide and mitigates the risk of the significant side effects associated with systemic corticosteroids that are currently used off-label to treat IgAN, which undergo limited first pass metabolism and which therefore have much higher systemic bioavailability.

Nefecon is differentiated in its properties, profile and mechanism of action as compared to certain currently marketed products that deliver budesonide to the intestine. Uceris is formulated to deliver a 9 mg tablet of budesonide specifically to the colon for the treatment of ulcerative colitis. Entocort is formulated to deliver 3 mg capsules at a maximum dose of 9 mg throughout the entire approximately eight meters of the intestine in a continuous release for the treatment of Crohn’s disease. Unlike Nefecon, neither of these two formulations are designed to, or are capable of, delivering the required concentration of budesonide to the ileum to treat the cause of IgAN. We believe that any attempts to use these drugs to address IgAN would either be ineffective or would require dosing patients at levels several times higher than the doses approved, which may result in significant side effects. We have combined our proprietary formulation technology with know-how developed internally to create Nefecon. We believe this proprietary formulation will constitute a barrier to entry that would require significant time, focus and investment for a competitor to overcome. In addition, Nefecon has been granted orphan drug designation in the United States which provides marketing exclusivity in the United States until December 2028 (seven years from our initial FDA approval in December 2021). Nefecon has also been granted orphan drug designation in the European Union, which will provide marketing exclusivity for ten years after approval in the European Union. In December 2019, we received a positive opinion from the EMA’s Paediatric Committee on the pediatric investigation plan for Nefecon for the treatment of IgAN. If the pediatric investigation plan is successfully completed, Nefecon, if approved by the EMA, may be eligible for an additional two years of marketing exclusivity in the European Union, on top of the potential ten years of market exclusivity provided by orphan drug designation in the European Union.

Nefecon Phase 3 Clinical Trial (NefIgArd Trial)

We are currently conducting a global pivotal Phase 3 clinical trial in IgAN, which we refer to as NefIgArd. NefIgArd is a double-blind, placebo-controlled, two-part phase 3 clinical trial comparing 9 months of Nefecon 16 mg once daily to placebo in IgAN patients on a stable dose of maximally-tolerated RAS inhibitor therapy for control of blood pressure. We randomized our first patient in NefIgArd in November 2018 and reported positive topline data in November 2020.

Trial Design

The first part of NefIgArd, which we refer to as Part A, was designed to evaluate reduction of the surrogate marker proteinuria (UPCR) as its primary endpoint, which is the same endpoint used in our previously completed NEFIGAN clinical trial. In addition, a key secondary endpoint of Part A is the difference in kidney function between treated and placebo patients as measured by eGFR. This key secondary endpoint in Part A, measured over a nine-month period, is informative of the primary endpoint of Part B.

The second part, which we refer to as Part B, is the post-approval confirmatory part of the trial designed to provide evidence of long-term renal benefit. Completion of enrollment of the additional 160 patients required for Part B took place in January 2021. The total number of 360 patients was required to sufficiently power the trial in order to assess the difference in kidney function between treated and placebo patients as measured by eGFR over a two-year period from the start of dosing of each patient. We experienced a reduced enrollment rate over the last several months of 2020 due to the impact of the COVID-19 pandemic, and we hence completed full enrollment in January 2021. Based on the completed enrollment, we expect to conclude Part B in the first half of 2023. Across both parts, NefIgArd has enrolled a total of 366 patients in the global study including a number of Chinese patients to meet regulatory reporting requirements in China, and will generate nine months of dosing data, as well as an aggregate of 15 months of follow-up data. Assuming supportive Part B results , we intend to submit for full approval with the FDA and EMA.

Topline Results

We reported topline results in November 2020. The analysis set included 199 patients diagnosed with primary IgAN and who were on a background of optimized and stable renin-angiotensin system, or RAS inhibitor therapy. The patients were randomized in a 1:1 ratio into one of two arms—Nefecon 16 mg/day or placebo—and treated orally for nine months daily.

•

UPCR (Proteinuria) Data: Analysis of the primary UPCR endpoint showed that after 9 months of treatment, patients treated with Nefecon showed a 31% reduction in UPCR compared to a 5% reduction in patients treated with placebo (p=0.0001). UPCR at 9 months was reduced from baseline by 34% in patients treated with Nefecon compared with 5% in placebo-treated patients when applying an ITT (intention to treat) approach. The treatment effect for the UPCR endpoint at 9 months was consistent across key subgroups, including key demographic (such as age, sex, race) and baseline disease (such as baseline proteinuria) characteristics. Based on the patients who had reached 12 months at the time of the data cut-off, proteinuria reduction was 52% from baseline compared to 7% for placebo treated patients.

•

eGFR Data: The key secondary endpoint, eGFR, showed a mean treatment benefit of 7% versus placebo at 9 months, reflecting stabilization in the treatment arm and a 7% decline of eGFR in the placebo arm (p=0.0029). This corresponds to an absolute decline of 4.04 ml/min/1.73 m2 in the placebo arm over 9 months compared to a 0.17 ml/min/1.73 m2 decline in the treatment arm.

•

Safety Profile: The results indicate that Nefecon was generally well-tolerated, with adverse events similar to those observed in the Phase 2b trial, and overall consistent with the known safety profile of Nefecon’s active ingredient, budesonide. The majority of adverse events were mild or moderate in severity. The withdrawal rate in this trial was less than 10%, hence significantly less than what was seen in the Phase 2b NEFIGAN trial.

On the basis of the positive results of Part A of NefIgArd, we submitted an NDA for accelerated approval by the FDA in March 2021 and an MAA to the EMA in May 2021. Nefecon was granted accelerated approval by FDA in December 2021.

The NefIgArd trial is continuing on a blinded basis with patients continuing in the observational Part B of the trial for a 12 month period following the completion of Part A. In January 2021, we completed the enrollment of all patients in NefIgArd, which includes 366 patients in the global part of the study, including a number of Chinese patients for regulatory reporting purposes in China. Having successfully completed enrollment, we intend to complete Part B in the first half of 2023.

Open-Label Extension Trial

We have initiated an open-label extension trial or the OLE trial, for eligible patients who have completed treatment in Part A and Part B of NefIgArd. The OLE trial commenced when the first patient completed both Part A and Part B of NefIgArd, which occurred in the fourth quarter of 2020, and we reported dosing of the first patient in February 2021.

Nefecon Phase 2 Clinical Trial (NEFIGAN Trial)

In 2015, we completed a double-blind, placebo-controlled clinical trial, known as NEFIGAN, in 153 adult patients. In this trial, patients were randomized to receive either 8 mg or 16 mg per day of Nefecon or placebo, each on top of optimized RAS blockade to lower blood pressure, the predominant current standard of care. This trial involved 62 sites across ten countries in Europe, and was at the time the largest double-blind trial ever conducted with an investigational candidate in IgAN patients.

The primary endpoint evaluated in NEFIGAN was mean reduction in proteinuria as measured by the urine protein to creatinine ratio, or UPCR. As contemplated by the trial design, we conducted a predefined analysis after the first 90 patients had completed their nine-month treatment phase. The primary endpoint was achieved during this planned predefined analysis, and under the predefined protocol, no further analysis of the primary endpoint was to be conducted.

In this trial, Nefecon was also observed to statistically significantly reduce proteinuria and to provide clinical benefit by preserving kidney function, as measured by estimated glomerular filtration rate, eGFR, which is considered a key metric for measuring kidney disease progression. NEFIGAN achieved its primary endpoint of reduction in proteinuria at a pre-defined interim analysis for both the combined 16 mg/day + 8 mg/day dose groups compared to placebo (p=0.0066) (the primary objective) and the 16 mg dose cohort compared to placebo (p=0.0092). As measured by UPCR, patients in the placebo cohort exhibited an increase in proteinuria of 2.7%, while patients in the 16 mg dose cohort exhibited statistically significant and clinically meaningful reductions in proteinuria of 27.3%. Results were consistent at the final analysis.

After all subjects had completed the trial, we analyzed secondary and tertiary endpoints, such as eGFR, based on the complete data set. We also performed an analysis of the full UPCR data. Results from this dataset conducted in accordance with the statistical plan indicated that patients from the 16 mg dose cohort exhibited a statistically significant and clinically meaningful reduction in UPCR of 32.0% (p=0.0005) at 12 months, which was three months after the discontinuation of dosing.

Key secondary endpoints, including change in 24-hour urine protein, urine albumin creatinine ratio, or UACR, 24-hour urine albumin and eGFR, were also met. As a measure of kidney function, statistically significant and clinically meaningful differences in eGFR between Nefecon and the placebo groups were observed. Patients in the placebo group exhibited a 9.8% decrease in eGFR, corresponding to -4.7 ml/min*1.73m2, which reflects the worsening of kidney function during the nine months of placebo dosing, while eGFR was stabilized in Nefecon-treated patients. The 16 mg Nefecon cohort had an increase in eGFR of 0.6%, which reflected a difference from placebo of 10.4% (p=0.0026) and the 8 mg Nefecon cohort had a decrease in eGFR of 0.9% (p=0.0064, compared to placebo). The eGFR levels in patients that received the 16 mg Nefecon dose remained stable during the three-month follow-up period post treatment. In contrast, the placebo cohort, over the same time period, exhibited a continuous decline to 10.7% in eGFR levels compared to baseline, which represented a difference versus the 16 mg cohort of 11.4% (p=0.0134). Nefecon was hence associated with stabilization of kidney function during the trial, which supports our belief that Nefecon may have a disease-modifying effect.

Nefecon was observed to be generally well tolerated. We observed no clinically meaningful changes in blood pressure, body weight or hemoglobin A1C, a measure of blood sugar metabolism, from baseline, and there were no serious infections reported in the trial. Only four possibly drug-related serious adverse events were reported, one in each of the 8 mg and 16 mg cohorts, and two in the placebo cohort (which classification was made by the investigator at the time when the safety results were blinded). Adverse events observed in NEFIGAN were consistent with those known to be associated with budesonide. The most commonly reported adverse events in the treatment cohorts included nasopharyngitis, acne, joint swelling, cushingoid, insomnia, muscle spasms, dyspepsia, headache, peripheral edema, mood swings and hypertension. Of these events, 75.8% were categorized as mild, 22.6% as moderate and 1.6% as severe. Patient discontinuations were higher among patients in the Nefecon 16 mg cohort as compared to the 8 mg cohort. Most of the patients who discontinued treatment experienced mild to moderate symptoms including, most frequently, acne and other transitory cosmetic side effects.

Nefecon Phase 2a Clinical Trial

In 2010, we completed a single-cohort, open-label Phase 2a clinical trial in which six biopsy-confirmed IgAN patients received 8 mg of Nefecon orally daily for six months, with a three-month follow-up period after discontinuation of treatment. The primary objective was an assessment of the effect of Nefecon on protein albumin in the urine, or albuminuria, which is a sign of kidney disease, and the secondary objective was to evaluate the effect of Nefecon on eGFR. Patients in this trial had a mean reduction in albuminuria of 23% at the end of treatment, with a further reduction to 40% two months after the end of treatment, and an increase in eGFR of 8%.

Nefecon was observed to be well tolerated, with no serious adverse events reported. Of the adverse events reported, 76% were classified as mild and 24% were classified as moderate. Three patients withdrew from the trial due to adverse events.

Regulatory Plans

The FDA granted accelerated approval to TARPEYO on December 15, 2021 and we reported commercial availability of TARPEYO in the United States in January 2022. Nefecon has been granted orphan drug designation for the treatment of IgAN in the United States and the European Union. We submitted an MAA to the EMA in May 2021 and are seeking to obtain a conditional approval by the European Commission in the EU.

The FDA accelerated approval of TARPEYO is based on evaluation of the surrogate endpoint of proteinuria reduction. Continued approval for the approved indication may be contingent upon verification and description of clinical benefit in the confirmatory part of the trial. A similar approach is being pursued via the conditional approval in the European Union. Accordingly, there can be no assurance that the level of reduction of proteinuria and other clinical data that we observed in Part A of our NefIgArd trial will be sufficient to satisfy the EMA. Although Nefecon was initially granted accelerated assessment by EMA in April 2021, EMA decided to revert to a standard assessment procedure and the review is now being conducted on the basis of the 210 day timeframe of the EU Centralized Procedure.

Commercialization

We estimate the prevalence of IgA nephropathy in the United States to be between 130,000 and 150,000, with over 50% patients potentially progressing to ESRD, resulting in 65,000 to 75,000 patients at risk of progression. Nephrologists, in syndicated research conducted and published in 2021 by Spherix Global Insights, anticipate 65% of their IgA nephropathy patients will progress to end stage renal disease (ESRD).

Following FDA approval, we began commercializing TARPEYO in the United States. Our targeted commercial sales infrastructure consists of 40 experienced specialty sales executives, focused on the approximate 3,700 nephrologists who treat the vast majority of IgAN patients in the United States. TARPEYO sales began in January 2022 and our U.S. organization remains focused on disease and product education, so that physicians can identify appropriate patients for TARPEYO. In addition, we work with advocacy organizations and have developed a comprehensive patient services program to assist with access to TARPEYO.

In 2019, we entered into an agreement with Everest pursuant to which we granted Everest an exclusive license to develop and commercialize Nefecon for IgAN in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the United Kingdom, if approved in those territories. Under the terms of the agreement, we received an initial upfront payment of €20 million ($24.0 million) upon signing and are eligible to receive up to an additional €77.5 million ($91.0 million) in future payments linked to pre-defined regulatory and commercialization milestones, for a total potential value of €97.5 million ($115.0 million), plus royalties. STADA is obligated to pay tiered royalties on net sales expressed as a percentage between the low twenties and the low thirties. In other key territories, we intend to commercialize Nefecon through either a broad regional partnership or on a country-by-country basis.

Nefecon – Other Indications

Beyond IgAN, we are exploring applications of Nefecon or its active ingredient for other autoimmune diseases in which it may have therapeutic potential, such as autoimmune hepatitis, or AIH. We have received orphan drug designation for the treatment of AIH by the FDA.

Our pipeline: First-in-class NOX inhibitor platform with lead product candidate: setanaxib

Introduction to NOX inhibitors.

Nicotinamide adenine dinucleotide phosphate, or NADPH, oxidases, otherwise known as NOX enzymes, are the only known enzymes that are solely dedicated to producing reactive oxygen species, or ROS, as their primary and sole function.

They are transmembrane enzymes that transfer electrons from NADPH in the cytoplasm across the cell membrane, which results in the formation of ROS. There are seven NOX members, each differing in composition, modes of activation and the ROS type they produce. NOX1, NOX2, NOX3, and NOX5 transfer electrons from NADPH to molecular oxygen, producing superoxide anion (O2 −). NOX4, DUOX1 and DUOX2, meanwhile, mainly produce hydrogen peroxide (H2O2).

At appropriate concentrations, ROS have essential functions in cellular signaling processes, helping to regulate cell proliferation, differentiation and migration, as well as modulating the innate immune response, inflammation and fibrosis. However, disruption of redox homeostasis has been implicated in multiple disease pathways. Oxidative stress, caused by an excess of ROS, is a likely common underlying mechanism for many disorders, including cardiovascular diseases, neurodegenerative disorders, and cancer disease pathways. Our lead product candidate setanaxib inhibits NOX1 and NOX4, enzymes which are implicated in inflammation and fibrosis pathways.

Setanaxib for the Treatment of PBC

Our lead product candidate, setanaxib, is designed to inhibit the enzymes NOX 1 and NOX 4, which are major drivers of fibrogenesis in multiple organs. These enzymes produce reactive oxygen species, or ROS, and modulate signaling by oxidizing signaling proteins, which drive multiple inflammatory and fibrogenic pathways. Setanaxib has shown clinically relevant biochemical and anti-fibrotic activity in a Phase 2 clinical trial in PBC, a fibrotic orphan disease, despite not achieving its primary endpoint. Setanaxib is the first clinical product candidate within the newly created “-naxib” international nonproprietary name stem designated by the World Health Organization. Based on available Phase 2 clinical data and recent Phase 1 data, combined with interactions with the FDA related to setanaxib, we have initiated a Phase 2b/3 trial in this indication, with the first patient randomized in February 2022. We believe that setanaxib is differentiated from other approved or late stage development candidates in PBC, due to its effect on fibrosis, inflammation and significant impact on fatigue, as seen in the Phase 2 trial. We have received orphan drug designation for the treatment of PBC by the FDA.

PBC Disease Background

PBC is a progressive and chronic autoimmune disease of the liver that causes a cycle of immune injury to biliary epithelial cells, resulting in cholestasis and fibrosis. The origin of the autoimmune response is believed to be the production of cytotoxic T-cells and B-cell derived autoantibodies directed towards the epithelial cells of the small bile ducts in the liver, resulting in inflammation and damage to the duct cells and eventually destroying the bile ducts. This destruction results in the accumulation of bile acids in the liver, a condition known as cholestasis, to levels that are toxic to the liver cells, resulting in destruction of liver cells and fibrosis. PBC can culminate in liver failure, necessitating the need for a liver transplant. PBC is an orphan disease and, based on its known prevalence rates, we estimate that there are approximately 140,000 patients in the United States. The annual incidence for PBC ranges from 0.3 to 5.8 cases per 100,000 in the United States.

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

Current Treatments for PBC

Ursodeoxycholic acid, a generic drug also known as ursodiol, or UDCA, and obeticholic acid, marketed as Ocaliva by Intercept Pharmaceuticals, are the only FDA-approved treatments for PBC. Both of these agents are bile acid analogs whose mechanisms of action aim to protect the liver from damage caused by endogenous bile acids and inhibition of bile acid synthesis. These drugs are primarily anticholestatic. Neither of these drugs specifically addresses the autoimmune response that is believed to drive PBC or the inflammatory consequences of the autoimmune response. Despite adequate dosing of UDCA, approximately one-third of PBC patients do not respond adequately and are at risk of requiring liver transplant. Despite showing improvements in liver enzymes in the blood, Ocaliva has not been proven in clinical testing to delay or avoid the need for liver transplant. Although systemic corticosteroids have been shown to alleviate PBC symptoms, their adverse event profile limits their treatment potential.

Setanaxib Clinical Development

NOX inhibitors are a fairly new drug class focused on inhibiting the overproduction of ROS, which can drive fibrogenesis in multiple organs. Based on earlier Phase 2 data and recent positive Phase 1 data, we have initiated a pivotal and potentially registrational Phase 2b/3 trial in PBC, with the first patient randomized in February 2022. We believe that setanaxib is differentiated from other approved or late stage development candidates in PBC, due to its effect on fibrosis, inflammation and significant impact on fatigue, as seen in the Phase 2 trial.

In the Phase 2 trial concluded in 2019, setanaxib did not reach its selected primary endpoint of GGT (Gamma-glutamyl Transferase); however, it showed an effect on the secondary endpoint of ALP (Alkaline Phosphatase) and effect on fibrosis as measured by a variety of biomarkers as well as Fibroscan. It also resulted in a statistically significant impact on fatigue, the most commonly reported symptom of PBC, and is the only drug candidate, to our knowledge, to achieve this to date in this patient population.

In January 2021, Genkyotex (now, our wholly-owned subsidiary) reported positive data from its Phase 1 clinical trial to evaluate the safety and pharmacokinetics of setanaxib. The Phase 1 trial assessed the safety and pharmacokinetics of oral setanaxib at selected doses in 46 healthy adult male and female subjects. The trial consisted of a single ascending dose, or SAD, part and a multiple ascending dose, or MAD, part with dosing up to 1600 mg/day. The trial demonstrated that setanaxib was generally well tolerated at the doses tested, with no safety concerns or dose-limiting toxicity being identified. Based on these positive data, Genkyotex has initiated a Phase 2b/3 trial in PBC, incorporating higher doses than previously used in the Phase 2 trial and using a composite biochemical response that includes the change in ALP as a primary endpoint. The final design and protocol have been subject to further feedback and commentary by the FDA.

We also intend to explore the effects of setanaxib in oncology indications, more specifically in solid tumors where fibrosis due to CAFs plays an important role in the underlying pathology, and which appear to influence patient survival. Based on preclinical animal models, setanaxib has shown promising results in combination with immunotherapies, specifically checkpoint inhibitors targeting PD-1. The studies have investigated the ability of setanaxib to affect CAFs, which has resulted in publications of study results indicating that setanaxib might be used to reduce the negative effects of CAFs in certain solid tumors, including in head and neck cancer. We have initiated a Phase 2 proof of concept study in head and neck cancer and plan to dose the first patient in the second quarter of 2022, The study will be involving approximately 50 patients, in order to further characterize setanaxib’s anti-fibrotic effects related to CAFs, and the clinical effects when co-administered with the checkpoint inhibitor pembrolizumab.

Setanaxib – Other Indications

Setanaxib is also being evaluated in two Phase 2 investigator led trials. One is being conducted in type 1 diabetic kidney disease, or DKD. In addition, a grant from the United States National Institutes of Health, or NIH, of $8.9 million was awarded to Professor Victor Thannickal at the University of Alabama at Birmingham to fund a multi-year research program evaluating the role of NOX enzymes in idiopathic pulmonary fibrosis, or IPF, a chronic lung disease that results in fibrosis of the lungs. The core component of this program is a randomized, placebo controlled Phase 2 trial with setanaxib in patients suffering from IPF for which the enrollment of a first patient was announced in September 2020.

We believe this platform also has several other potential applications across orphan indications, focusing on anti-fibrotic and anti-inflammatory applications. Subject to positive data from ongoing trials, we could also see setanaxib as an important potential drug candidate for larger indications in oncology and NASH. Setanaxib is the lead compound, complemented by a research effort focused on developing follow up compounds.

Our Product Candidate: Budenofalk for the Treatment of Autoimmune Hepatitis

We have exclusively in-licensed Budenofalk 3 mg oral capsules for the U.S. market from Dr. Falk Pharma GmbH, or Falk Pharma. Budenofalk is a formulation of budesonide originally developed to treat Crohn’s disease. Our license covers all indications for the United States market, excluding orphan indications outside of liver targets.

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

Current Treatments for AIH

There are currently no approved therapies for treatment of AIH in the United States. The standard of care includes immunosuppressive systemic corticosteroids, typically prednisone, alone or in combination with azathioprine. A common treatment strategy using systemic corticosteroids is to use a high-dose induction period followed by a lower-dose maintenance therapy. The clinical outcome target is to prevent development of cirrhosis or prevent progression if cirrhosis has occurred. Many patients respond well to standard of care and achieve disease remission, in which case the prognosis is favorable. However, up to 80% of treated patients report steroid-related side effects after two years and 15% discontinue treatment due to drug-related adverse events. Furthermore, 50% to 90% of patients relapse if treatment is stopped. In addition, the high risk of adverse events in some patient groups (where systemic steroid treatment may be contraindicated) such as patients with osteoporosis, hypertension, diabetes or underlying mental illness, results in non-treatment, which leads to an increased risk of cirrhosis. Given the high rates of standard-of-care treatment adverse events and high rates of relapse after discontinuation of standard-of-care treatment among AIH patients, there is a significant unmet need among AIH patients.

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

Collaborations and License Agreements

License Agreement with Everest Medicines

In 2019, we entered into a license agreement with Everest Medicines, or Everest, pursuant to which we granted Everest an exclusive, royalty-bearing, non-transferable (other than in connection with a change of control transaction) license to develop, manufacture and commercialize Nefecon for IgAN, which Everest may exercise its option to develop Nefecon in other potential indications, if and when we initiate a registrational clinical study in such indications, which we collectively refer to as the Licensed Product. The territories covered by the Everest license are Greater China, including mainland China, Taiwan, Hong Kong and Macau, and Singapore which we collectively refer to as the Territories. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea.

Pursuant to the terms of the Everest license, Everest must use commercially reasonable efforts to develop the Licensed Product and to obtain, support and maintain approval of the Licensed Product in the Territories. Everest is also entitled to sublicense the rights granted under the Everest license to its affiliates and to other third-parties with our prior consent.

As initial consideration for the license, Everest paid us an upfront payment of $15.0 million and in March 2022 in connection with the expansion of the agreement, Everest paid us an additional upfront payment of $3.0 million. Additionally, Everest is required to pay us aggregate milestone payments of up to $108.0 million upon the achievement of specific clinical, regulatory and commercial milestones. Of the milestone payments described above, a $5.0 million milestone payment from Everest was triggered upon approval of Everest’s IND in China in December 2019 and a $3.0 million milestone payment was triggered upon Nefecon's FDA approval in December 2021. Everest is also required to pay tiered royalties of a high single digit to mid-teens percentage on annual net sales of the Licensed Product, subject to customary reductions.

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

License Agreement with STADA

On July 21, 2021, we entered into a license agreement with STADA Arzneimittel AG, or STADA, to register and commercialize Nefecon for IgAN in the EEA, Switzerland and the UK. Under the terms of the agreement, Calliditas is entitled receive an initial upfront payment of €20 million ($24.0 million) upon signing and up to an additional €77.5 million ($91.0 million) in future payments linked to pre-defined regulatory and commercialization milestones, for a total value of €97.5 million ($115.0 million), plus royalties. STADA is obligated to pay tiered royalties on net sales expressed as a percentage between the low twenties and the low thirties.

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

Competition

The pharmaceutical industry is characterized by rapid evolution of technologies and intense competition. While we believe that our products, product candidates, technology, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

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

Nefecon, along with any other product candidates that we successfully develop and commercialize, competes with other approved treatment options, including off-label therapies, and new therapies that may become available in the future. Key considerations that impact our ability to effectively compete with other therapies include the efficacy, safety, method of administration, cost, level of promotional activity, regulatory market exclusivity and intellectual property protection of our products. Many of the companies against which we may compete have significantly greater financial resources and expertise than we do in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products.

TARPEYO is the only FDA approved therapy for the treatment of IgAN. We are aware that other companies are developing product candidates for this indication, including five product candidates in Phase 3 clinical development. Omeros Corporation is developing narsoplimab, a monoclonal antibody administered through intravenous infusion and Travere Therapeutics, Inc. (previously Retrophin Inc.) is developing sparsentan, an orally-administered small molecule. Chinook Therapeutics, Inc. haves initiated enrollment in a Phase 3 trial with an orally administered small molecule, atrasentan. Novartis AG is developing iptacopan (LNP023), an orally-administered small molecule and haves announced that they also started a Phase 3 trial, and finally Otsuka Holdings (US; originator Visterra, Inc.) has recently initiated a Phase 3 trial with sibeprenlimab (VIS649), an intravenous monoclonal antibody.

With respect to PBC, UDCA, a generic drug, and obeticholic acid, marketed as Ocaliva by Intercept Pharmaceuticals, Inc., are the only FDA-approved treatments for PBC. Additionally, we are aware that other companies are developing product candidates with pharmacologies distinct from setanaxib for this indication, the most advanced being peroxisome proliferator-activating receptor, or PPAR, agonists in Phase 3 clinical development by Cymabay Therapeutics, Inc. and GENFIT SA. Intercept Pharmaceuticals, Inc. and Zydus Pharmaceuticals (USA) Inc. also have projects exploring PPAR agonists but are in Phase 2 development. Gilead Sciences, Inc. and Novartis AG are potentially continuing their farnesoid X receptor, or FXR, agonists and are in Phase 2 clinical development. However, no clinical trial phase transitions in PBC was reported for the latter two during 2021. A new entrant developing an FXR agonist, TQA 3526, in Phase 2, not yet recruiting, is Sino Biopharmaceutical. Another new entrant in Phase 2 development is Cour Pharmaceuticals with CNP104, an injectable T-cell stimulant.

We are also aware that Mirum Pharmaceuticals develops volixibat, in Phase 2, and that Novartis develops linerixibat, in Phase 3, for the pruritus symptoms of PBC. These agents are sodium-bile acid cotransport inhibitors.

Additionally, systemic corticosteroids, like prednisone, have been shown to alleviate symptoms associated with PBC but are associated with increased rates of osteoporosis.

There are currently no approved therapies for the treatment of AIH in the United States and there are few product candidates in development for this indication. We are aware of an injectable immunosuppressive monoclonal antibody in Phase 2 clinical development by Novartis AG and a repurposed oral anti-inflammatory small molecule in Phase 2 clinical development by TaiwanJ Pharmaceuticals Co., Ltd. F. Hoffmann-La Roche AG announced a Phase 2 trial with an immunomodulator, RO7049665. This trial was terminated on suspicion of lack of efficacy. The standard of care for the treatment of AIH includes immunosuppressive systemic corticosteroids, typically prednisone, alone or in combination with azathioprine.

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

With regards to Nefecon, we co-own one patent family with Kyowa Kirin Services Ltd., f/k/a Archimedes Development Ltd., to which we have a sole and exclusive global license, even in relation to the other co-owner, in any field of use. This patent family protects a formulation for the oral delivery of budesonide and the medicinal use thereof. The patents in this patent family expire in 2029 provided all renewal fees are paid within the prescribed period, which we intend to do. The patents in this family include a United States patent, a patent in each of China, Hong Kong and Japan and a European patent that has been validated in 15 countries (Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, the United Kingdom, Italy, the Netherlands, Norway, Poland, Sweden and Turkey). The patents in this family are not eligible for extension in the United States because the active ingredient is used in existing approved drugs. In Europe, extension of the patents is not likely subject to the recent judgement of litigation in the European Union, CJEU C-443/17, related to the degree to which it is possible to obtain a Supplementary Protection Certificate for a previously authorized active ingredient.

With regards to the NOX estate, there are four patent families covering various aspects of the setanaxib asset derived from four PCT applications. The composition of matter and certain methods of therapy are covered in two of these patent families. The third covers the use of setanaxib in certain oncology indications, including head and neck cancer. The fourth covers the use of setanaxib in the prevention and/or treatment of an osteoclastogenesis dysfunction related with increased bone turnover or bone resorption of secondary cause and/or osteoporosis. There are five further patent families that cover other NOX inhibitors and their use. As these patents and applications cover new chemical entities, the territorial coverage is generally quite wide, and as the compounds do not yet form part of an approved drug product, patent life may potentially be extended in countries where legislation provides for patent term extension. The two families covering setanaxib’s composition of matter have projected expiry dates in 2028 and 2029, excluding potential extensions.

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

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are governed by extensive regulation by governmental authorities in the United States and other countries. The steps required by the FDA before a drug may be approved for marketing in the United States generally include:

●	completion of extensive preclinical, laboratory tests, animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
●	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;
●	approval by an IRB representing each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials, in accordance with applicable IND and GCP requirements, to establish the safety and efficacy of the drug for each proposed indication;
●	preparation and submission to the FDA of an NDA;
●	FDA acceptance, review and approval of the NDA, which might include an advisory committee review;
●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the drug, or components thereof, are made to assess compliance with current good manufacturing practices, or cGMPs; and
●	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and agreement for compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and any post-approval studies required by the FDA.

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

A product is eligible for priority review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the new PDUFA agreement, these six and ten month review periods are measured from the "filing" date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

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

Once an approval is granted, the FDA may issue enforcement letters or withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the drug, suspension of the approval, complete withdrawal of the drug from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical trials;
●	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of drug approvals;
●	drug seizure or detention, or refusal to permit the import or export of drugs; or

●	injunctions or the imposition of civil or criminal penalties.

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

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014. The main characteristics of the Regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed first by a single “reference” Member State whose conclusions are then assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted, the “concerned” Member States. Part II is assessed separately by each concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

European Drug Review and Approval

To obtain a marketing authorization, or MA, for a product in the EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), an applicant must submit a marketing authorization application, or MAA, either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients authorization through, the centralized procedure is optional on related approval.

Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use (CHMP) is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.

Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (not including clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human (CMDh) for review. The subsequent decision of the European Commission is binding on all EU Member States.

The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU Member State to apply for this authorization to be recognized by the competent authorities in other EU Member States. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the MA of a medicinal product by the competent authorities of other EU Member States. The holder of a national MA may submit an application to the competent authority of an EU Member State requesting that this authority recognize the MA delivered by the competent authority of another EU Member State.

An MA has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

Within this framework, manufacturers may seek approval of medicinal products under the hybrid application pathway in accordance with Article 10(3) of Directive 2001/83/EC. Hybrid MAAs rely, in part, on information and data from a reference product and new data from appropriate pre-clinical tests and clinical trials. In accordance with Article 10(3) of Directive 2001/83/EC, hybrid applications are relevant in cases where the medicinal product does not fall within the definition of a generic medicinal product, where bioequivalence cannot be demonstrated through bioavailability studies, or in case of changes in the active substance(s), therapeutic indications, strength, pharmaceutical form or route of administration of the generic product compared to the reference medicinal product. In such cases the results of tests and trials must be consistent with the data content standards required in the Annex to Directive 2001/83/EC. Hybrid MAAs have automatic access to the centralized procedure when the reference product was authorized for marketing via that procedure. Where the reference product was authorized through the decentralized procedure, a hybrid application may be accepted for consideration under the centralized procedure if the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation, or that grant of a centralized authorization for the medicinal product is in the interest of patients at the community level.

In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.

In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. MA holders and/or manufacturing and import authorization, or MIA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.

Orphan Drugs

In the EU, Regulation (EC) No 141/2000, as amended, provides that a drug will be designated as an orphan drug if its sponsor can establish:

●	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition and either (i) such condition affects not more than five in ten thousand persons in the European Union when the application is made, or (ii) without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment in its development; and
●	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

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

If a centralized MA in respect of an orphan drug is granted pursuant to Regulation (EC) No 726/2004, regulatory authorities will not, for a period of usually 10 years, accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a "similar medicinal product". A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity.

The exclusivity period may increase to 12 years if the MA application includes the results of studies from an agreed pediatric investigation plan. Notwithstanding the foregoing, a MA may be granted, for the same therapeutic indication, to a similar medicinal product if:

●	the holder of the MA for the original orphan drug has given its consent to the second applicant;
●	the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the drug; or
●	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

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

Regulatory Requirements after Marketing Authorization

Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

Advertising Regulation

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.

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

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third party payors. Third-party payors decide which therapeutics they will pay for and establish reimbursement levels. These third-party payors are increasingly reducing reimbursement levels for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

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

In December 2021 the European Union Parliament adopted the HTA regulation which, when it enters into application in 2025, will be intended to harmonize the clinical benefit assessment of HTA across the European Union. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the European Union could be negatively affected.

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

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, ACA, enacted in the United States in March 2010, has already had, and is expected to continue to have, a significant impact on the healthcare industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA: (i) created an annual, nondeductible fee on entities that manufacture or import certain branded pharmaceutical products; (ii) expanded and increased industry rebates for drugs covered under Medicaid programs; and (iii) made changes to the coverage requirements under the Medicare Part D program, including a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% as of January 1, 2019 pursuant to the Bipartisan Budget Act of 2018) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. . Further, prior to the U.S. Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments will stay in effect through 2031 unless additional Congressional action is taken. The CARES Act, and subsequent legislation, suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, on January 2, 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA. The ATRA, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities. On December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change under the 340B drug pricing program, and CMS subsequently altered the FYs 2019 and 2018 reimbursement formula on specified covered outpatient drugs, or SCODs. The court ruled this change was not an “adjustment” which was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation. However, on July 31, 2020, the U.S. Court of Appeals for the District of Columbia Circuit overturned the district court’s decision and found that the changes were within the Secretary’s authority. On September 14, 2020, the plaintiffs-appellees filed a Petition for Rehearing En Banc (i.e., before the full court), but was denied on October 16, 2020. Plaintiffs-appellees filed a petition for a writ of certiorari at the U.S. Supreme Court on February 10, 2021. In July 2021, the U.S. Supreme Court granted the petition. The case is currently under review.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries, Presidential  executive orders  and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, in 2020, former President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. In response, the FDA released a final rule and additional guidance in  September  2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020 CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021and ending December 31, 2027. However, in response to litigation challenging the MFN model, on December 27, 2021, CMS published a final rule that rescinded the MFN model interim final rule. Additionally, on November 20, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the rule has been delayed until January 1, 2026. In addition, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. Congress has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Other U.S. Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, and if approved, proposed sales, marketing and education programs of our product candidates. The laws that may affect our ability to operate include, among others:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. A violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) will become effective January 1, 2023. Implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees have been delayed until January 1, 2026. We continue to evaluate what effect, if any, the rule will have on our business;

●	federal civil and criminal false claims laws, including the FCA, which can be enforced by private individuals through civil whistleblower or qui tam actions, and civil monetary penalty laws, which prohibit individuals and entities from, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services. A person or entity does not have to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which imposes certain requirements on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, and their business associates, which are individuals and entities that perform functions or activities on behalf of covered entities that involve protected health information as well as their covered subcontractors, relating to the privacy, security and transmission of protected health information; HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians (as defined by such law), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and
●	state and foreign equivalents of each of the above federal laws and regulations, such as: state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require the reporting of information related to drug pricing; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require the registration of pharmaceutical sales representatives; and state and/or foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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

Employees and Human Capital Resources

As of December 31, 2021, we had 86 full-time employee equivalents. We consider our relationship with our employees to be good.

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

Facilities

Our principal office is located at Kungsbron 1, D5, SE-111 22 Stockholm, Sweden. We lease approximately 4,585 square feet of office space at this location, under one lease agreement, and our leases for this location extend through November 2024. We hold an option to extend our leases for three additional years. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

C.ORGANIZATIONAL STRUCTURE

As of December 31, 2021, we had five subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries) as of December 31, 2021:

	Country of	Percentage ownership
Company	incorporation	and voting interest	Main activity
Calliditas Therapeutics US Inc.	United States	100%	Biopharmaceutical company
Calliditas NA Enterprises Inc.	United States	100%	Biopharmaceutical company
Nefecon AB	Sweden	100%	Biopharmaceutical company
Calliditas Therapeutics France SAS	France	100%	Biopharmaceutical company
Calliditas Therapeutics Suisse S.A.	Switzerland	100%	Biopharmaceutical company

D.PROPERTY, PLANTS AND EQUIPMENT

We lease our operational office, which consists of approximately 10,344 square feet, located in Stockholm, Sweden. The lease for this facility expires in 2024.

We have a total of five facilities worldwide owned or leased as of December 31, 2021, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Sweden	Principal office	961	November 2024
France	Laboratory	140	January 2023
Switzerland	Office	281	December 2022
U.S.	Office	502	October 2026
U.S.	Office	169	July 2026

Environment, Health and Safety

Our research and development activities take place in our facilities in Stockholm, Sweden, Geneva, Switzerland and Archamps, France. For these activities we have obtained the necessary environmental and biohazard permits from the responsible governments. See "Item 3.D.—Risk Factors—Risks Related to Our Business and Industry."

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following “Operating and Financial Review and Prospects” should be read together with the information in our financial statements and related notes included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this annual report. Please also see “Special Note Regarding Forward-Looking Statements.”

A.OPERATING RESULTS

Overview

We are a commercial-stage biopharmaceutical company with an FDA-approved product, Nefecon (marketed in the United States under the name TARPEYO), for patients with the autoimmune renal disease immunoglobulin A, or IgA, nephropathy, and a portfolio of innovative product candidates. The U.S. Food and Drug Administration, or FDA, granted accelerated approval to TARPEYO on December 15, 2021 and we reported commercial availability in January 2022. The indication for TARPEYO delayed release capsules is reduction of proteinuria in adults with primary IgA nephropathy, or IgAN, at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5g/g.

Nefecon is a proprietary, novel oral formulation of budesonide, an established, highly potent locally acting immunosuppressant, for the treatment of IgAN, for which there is a high unmet medical need and there are no other FDA-approved treatments. IgAN is a progressive, chronic disease that over time results in deterioration of kidney function in patients, many of whom are at risk of developing end-stage renal disease, or ESRD, with the need for dialysis or kidney transplant. Nefecon is designed to target the origin of the disease presumed to be located in the ileum, the distal region of the small intestine, which has the highest concentration of the Peyer’s patches, which are responsible for the production of secretory IgA antibodies.

The FDA has approved TARPEYO under the accelerated approval pathway based on the reduction in proteinuria. Nefecon is the first treatment on the U.S. market indicated for IgAN. Continued approval for the approved indication may be contingent upon verification and description of clinical benefit in the confirmatory part of the trial. The primary objective of Part B of the NefIgArd study is to establish whether Nefecon slows kidney function decline in patients with IgAN. We believe that the reduction in proteinuria and effect on eGFR observed in Part A will lead to longer term preservation of kidney function, to be confirmed in the final analysis of Part B.

Nefecon has been granted orphan drug designation for the treatment of IgAN in the United States and the European Union. In the EU, we submitted a request for an accelerated assessment of our marketing authorization application, or MAA, and submitted the MAA for Nefecon to the EMA in May 2021 based on the hybrid application pathway. We are currently following the 210 day timeframe of the EU Centralized Procedure for evaluation of our MAA. We expect that a related opinion from the Committee for Medicinal Products for Human Use, or CHMP, will be issued in the second quarter of 2022.

We retain worldwide rights to Nefecon other than in Greater China, Singapore, and the Republic of Korea, where we have established a strategic collaboration. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the United Kingdom, if approved in the EU.

We are also developing a novel platform of nicotinamide adenine dinucleotide phosphate, or NADPH, oxidase, or NOX, inhibitors, which we intend to primarily develop for orphan diseases with fibrotic components, with a main focus on kidney and liver diseases. From this platform, we are developing setanaxib, a NOX inhibitor, for the treatment of primary biliary cholangitis, or PBC. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b/3 clinical trial, in which we randomized the first patient in February 2022. We expect to report results of the interim analysis from the TRANSFORM trial in the second or third quarter of 2023, with final data expected in late 2024 or early 2025. Setanaxib was granted fast track designation by the FDA in August 2021. We have also initiated a proof of concept Phase 2 clinical trial in head and neck cancer with setanaxib, in order to explore its impact on the levels of cancer associated fibroblasts, or CAFs. In preclinical studies setanaxib has been shown to significantly reduce levels of CAFs in relevant mouse models of head and neck cancer, which in conjunction with administration of immunotherapies have resulted in tumor size reduction and overall survival benefits. Other potential indications are also being pursued in earlier stages.

In addition, we have in-licensed Budenofalk 3 mg oral capsules and intend to develop Budenofalk in the United States for the treatment of autoimmune hepatitis, or AIH, subject to regulatory feedback. We discussed development plans with the FDA for AIH during 2020 and have refined our clinical approach during 2021 with a target to arrive at a definitive clinical development plan in 2022, subject to interactions with KOLs.

Since our inception in 2004, we have devoted substantially all of our resources to conducting research and development of our product candidates, in-licensing and acquiring rights to our product candidates, business planning, raising capital and providing general and administrative support for our operations. To date, we have financed our operations primarily with proceeds from the sale of our equity and the upfront payment from the out-license of Nefecon to Everest Medicines, or Everest. Through December 31, 2021, we had received net proceeds of SEK 2,422.8 million from the issuance of equity securities. In August 2021, we completed a directed new share issuance of 2.4 million shares for gross proceeds of SEK 324.0 million from Swedish and international institutional investors. In June and July 2020, we completed a new share issuance of 9.2 million shares, in connection with the initial public offering of our securities on Nasdaq (the “U.S. IPO”) and concurrent private placement, for gross proceeds of SEK 891.4 million from U.S. and international institutional investors. In July 2019, we completed a directed new share issuance of 3.5 million shares for gross proceeds of SEK 210.3 million from Swedish and international institutional investors. We believe that our cash as of December 31, 2021 and amounts available to us under our loan facility will be sufficient to fund our planned operations and capital expenditure requirements until we are cash flow positive, which is expected in the first half of 2023, subject to Nefecon being successfully commercialized. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or that we will be successful in commercializing Nefecon in the United States or in other jurisdictions, if approved. See "Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy."

We have incurred significant operating losses since our inception in 2004. For the years ended December 31, 2021 and 2020, we had a net loss of SEK 509.5 million and SEK 436.5 million, respectively. As of December 31, 2021 and 2020, we had an accumulated loss of SEK 1,426.6 million and SEK 918.6 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and administrative and selling activities associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and we expect our expenses to increase in connection with our ongoing development and planned commercialization activities.

In June 2019 and March 2022, we received upfront payments from Everest in connection with the execution and expansion of the license agreement, as discussed below under “—License Agreement with Everest Medicines.” We do not expect to generate substantial revenue from product sales or otherwise unless and until we successfully complete clinical development and successfully commercialize Nefecon or our other product candidates. In addition, we expect to incur significant expenses related to developing our commercialization capabilities to support sales, marketing and distribution activities, either independently or in collaboration with others.

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

Basis of Presentation

License Agreement with Everest Medicines

In 2019, we entered into a license agreement with Everest, pursuant to which we granted Everest an exclusive, royalty-bearing, non-transferable license to develop, manufacture and commercialize Nefecon for IgAN, which at Everest’s option, may be extended to other potential indications if and when we initiate a registrational clinical trial in such indications, which we collectively refer to as the Licensed Product. The territories covered by the Everest license are Greater China, including mainland China, Taiwan, Hong Kong and Macau, the Republic of Korea and Singapore, which we collectively refer to as the Territories. In March 2022, we announced the expansion of the Territories to include the Republic of Korea.

Under the terms of the agreement, we received an initial upfront payment of $15.0 million upon signing the agreement and in March 2022 in connection with the expansion of the agreement, we received an additional upfront payment of $3.0 million. We are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones of up to an additional $108.0 million, inclusive of option payments for the development of Nefecon in other potential indications. In December 2019, we announced that of the milestone payments described above, a $5.0 million milestone payment from Everest was triggered upon approval of Everest’s investigational new drug application, or IND, in China, and in December 2021, we announced that of the potential milestone payments described above, a $3.0 million milestone payment from Everest was triggered upon Nefecon’s approval by the FDA. Everest is also required to pay typical tiered royalties on annual net sales of the Licensed Product, subject to customary reductions. See “Item 4.B.—Business Overview—License Agreement with Everest Medicines.”

License Agreement with STADA

In 2021, we entered into a license agreement with STADA Arzneimittel AG, or STADA, pursuant to which we granted STADA an exclusive, royalty-bearing, non-transferable license to develop, manufacture and commercialize Nefecon for IgAN in the EEA, Switzerland and the UK.

Under the terms of the agreement, we received an initial upfront payment of EUR 20.0 million upon signing the agreement, and we are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones of up to an additional EUR 77.5 million, inclusive of option payments for the development of Nefecon in other potential indications. STADA is also required to pay typical tiered royalties on net sales expressed as a percentage between the low twenties and the low thirties. See "Item 4.B.—Business Overview—License Agreement with STADA."

Initial Public Offering

In June 2020, we completed an initial public offering of our American Depositary Shares on The Nasdaq Global Select Market in the United States and sold 924,000 common shares in Europe and countries outside of the United States in a concurrent private placement to qualified investors for gross proceeds of approximately $90 million (approximately SEK 828 million) before deduction of issuance costs, underwriting commissions and expenses. In July 2020, the underwriters in the U.S. IPO exercised a portion of their over-allotment option, whereby we received additional gross proceeds of approximately $6.9 million (approximately SEK 63 million) before deduction of issuance costs, underwriting commissions and expenses.

Acquisition of a Controlling Interest in Genkyotex S.A.

In November 2020, we acquired a controlling interest in Genkyotex S.A., or Genkyotex, a biopharmaceutical company specializing in NOX therapies with offices in France and Switzerland. Genkyotex’s unique platform enables the identification of orally available small molecules which selectively inhibit specific NOX enzymes that amplify multiple disease processes such as fibrosis and inflammation. The acquisition of Genkyotex adds a late-stage orphan pipeline asset and platform in inflammation and fibrosis to our product portfolio in orphan diseases. We acquired 7,236,515 ordinary shares of Genkyotex from Genkyotex’s largest shareholders and management team, or the Block Sellers, representing 62.7% of the share capital and voting rights for EUR 19.7 million in cash at EUR 2.73 per share. On November 26, 2020, we submitted a simplified public mandatory cash offer, or the Tender Offer, to the remaining shareholders in Genkyotex. The Tender Offer closed on December 11, 2020. As a result of the Tender Offer, we increased our ownership percentage to 86.2% of the share capital of Genkyotex. In March 2021, we participated in a rights issue in Genkyotex, and increased our ownership percentage to 90.2% of the share capital of Genkyotex and in October 2021, we completed the purchase of the remaining share capital of Genkyotex by a squeeze-out offer, resulting in our ownership of 100% of the current share capital and the delisting of Genkyotex’s securities from the Euronext stock exchanges.

The acquisition costs related to Genkyotex for the years ended December 31, 2021 and 2020, excluding transaction costs, amounted to EUR 4.9 million and EUR 27.8 million, respectively. In addition, in connection with the business combination, we have undertaken to make potential future milestone payments relating to contingent consideration, provided that future regulatory approvals or marketing authorizations regarding setanaxib are obtained. The transaction stipulates the following contingent consideration:

●	Milestone 1: EUR 30.0 million if Genkyotex is granted the right to commercially manufacture, market and sell setanaxib in the United States by the FDA.
●	Milestone 2: EUR 15.0 million if Genkyotex is granted the right to commercially manufacture, market and sell setanaxib in the European Union by the European Commission.
●	Milestone 3: EUR 10.0 million if Genkyotex is, by the FDA or European Commission, granted the right to commercially manufacture, market and sell setanaxib in the United States or European Union for the treatment of IPF or Type 1 Diabetes.

Components of our Results of Operations

Revenue

From inception through December 31, 2021, we have not generated revenue from product sales. In 2019, we recognized revenue in connection with the execution of the license agreement with Everest and in 2021, we recognized revenue in connection with the execution of the license agreement with STADA and additionally upon triggering payments to us resulting from the satisfaction of a regulatory milestone under such agreements, and we are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones, as well as typical tiered royalties from these agreements. We refer to revenue received from our license agreement with Everest and STADA as “net sales” in our consolidated financial statements. In addition to potential sales of Nefecon, we may generate revenue in the future from a combination of product sales and collaboration or license agreements, if our development programs for Nefecon, setanaxib and future product candidates are successful and result in approved and marketed products, or if we enter into additional collaboration or license agreements with third parties.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our development activities, including the development of Nefecon, setanaxib and our other product candidates, and include:

●	expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct clinical trials on our behalf, as well as contract manufacturing organizations, or CMOs, that manufacture drug products for use in our clinical trials;
●	salaries, benefits and other related costs for our personnel engaged in research and development functions;
●	costs of outside consultants, including their fees and related travel expenses, directly related to our research and development functions; and
●	costs related to compliance with regulatory requirements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as a prepaid expense or accrued expense. Swedish research and development tax credits on social security costs are recorded as an offset to research and development expense. See "—Income Taxes" below for further details.

From inception through December 31, 2021, our research and development expenses have primarily been for the development of Nefecon for the treatment of IgAN. As such, we do not track our internal research and development expenses on a product-by-product or indication-by-indication basis for product candidates. Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we:

●	continue to develop and advance Nefecon, setanaxib, and any other product candidates;

●	initiate and continue clinical development for Nefecon or its active ingredient budesonide in other potential indications, and setanaxib for PBC and head and neck cancer;
●	seek regulatory approval for Nefecon, setanaxib and/or any product candidates that successfully complete clinical trials;
●	establish a sales, marketing and distribution infrastructure and scale-up external manufacturing to commercialize Nefecon and setanaxib, if approved;
●	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts;
●	expand our operations in the United States and Europe;
●	incur additional legal, accounting and other expenses associated with operating as a public company in the United States; and
●	experience any delays or encounter any issues with regards to any of the above, including, but not limited to, failed studies, ambiguous trial results, safety issues or other regulatory challenges, including any unforeseen costs we may incur as a result of clinical trial or supply chain delays or other business interruptions due to the COVID-19 pandemic or other world events.

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

We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements. See "Item 5.B.—Liquidity and Capital Resources—Contractual Obligations and Commitments."

Administrative and Selling Expenses

Administrative and selling expenses consist of salaries and other related costs for personnel in our commercialization, executive, finance, corporate and business development and administrative functions. Administrative and selling expenses also include professional fees for legal, intellectual property, accounting, auditing, tax and consulting services, related travel expenses and facility-related expenses, which include expenses for rent and maintenance of facilities and other operating costs.

We expect that our administrative and selling expenses will increase in the future as we increase our headcount to support our continued development and commercialization of Nefecon and potential commercialization of our portfolio of product candidates. We also expect to continue to incur increased expenses associated with being a dual-listed public company in the United States and Sweden, including costs of accounting, audit, legal, regulatory and tax compliance services, director and officer insurance costs and investor and public relations costs.

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

Financial Expenses

Financial expenses consist primarily of interest rate expenses, realized and unrealized losses on foreign exchange derivative instruments and realized and unrealized foreign currency transaction losses on financial receivables and liabilities.

Income Tax

We are subject to corporate taxation in Sweden and taxation in the United States, France and Switzerland for our subsidiaries. Due to the nature of our business, we have generated losses since inception and have therefore not paid Swedish corporation tax to date. The research and development tax credit on social security costs for personnel within research and development received in Sweden and France is recorded as a credit against research and development expenses. The Swedish and France research and development tax credit on social security costs for personnel within research and development is fully refundable to us and is not dependent on current or future taxable income.

As of December 31, 2021, we had SEK 3,200.9 million of tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

Results of Operations

Comparison of Years Ended December 31, 2021 and 2020

	Year ended December 31,
	2021	2020

	(In thousands of SEK)
Net sales	229,347	874
Operating expenses	(753,803)	(380,594)
Research and development	(357,485)	(241,371)
Administrative and selling	(390,232)	(141,724)
Other operating income	259	2,501
Other operating expenses	(6,344)	—
Operating loss	(524,456)	(379,720)
Financial income	20,336	547
Financial expenses	(9,253)	(56,978)
Loss before taxes	(513,373)	(436,151)
Income taxes	3,836	(360)
Net loss for the year attributable to shareholders	(500,293)	(433,494)
Non-controlling interest	(9,244)	(3,017)
Loss per share before and after dilution, SEK	(9.84)	(9.66)

Net Sales

Net sales increased by SEK 228.5 million for the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020. This increase was mainly due to the out-licensing of Nefecon for EU as part of the license agreement with STADA.

Research and Development Expenses

Research and development expenses increased by SEK 116.1 million for the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020. This increase was primarily due to increased cost for the setanaxib clinical trials of SEK 66.3 million and CMC development of setanaxib of SEK 14.4 million. Additionally, we recorded an impairment charge of SEK 28.0 million regarding the SIIL contract, which originated from the Genkyotex acquisition. As per recent information from SIIL, the product development has not developed as planned, and the project is not expected to generate future cash flows.

Selling, General and Administrative Expenses

Administrative and selling expenses increased by SEK 248.5 million for the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020. This increase was primarily due to a SEK 105.4 million increase in third party consultant costs engaged in pre-commercialization preparations for TARPEYO in the United States and a SEK 46.7 million increase in personnel costs engaged in pre-commercial preparations for TARPEYO in the United States. Additionally, we had a SEK 18.7 million increase in costs for our administration in the United States and a SEK 23.6 million increase in costs in Sweden for administration and infrastructure to support the U.S commercialization readiness.

Other Operating Income (Expense)

Other operating income decreased by SEK 2.2 million for the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020, primarily due to disadvantageous exchange rate development on operating liabilities.

For the year ended December 31, 2021, other operating expenses increased to SEK 6.3 million. The increase in other operating expenses for the year ended December 31, 2021 was primarily related to a more disadvantageous exchange rate development on operating liabilities and change in value of the contingent consideration at fair value for Genkyotex SA. No other operating expenses were recognized for the year ended December 31, 2020.

Financial Income (Expense)

Financial income increased by SEK 19.8 million for the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020, primarily due to increased unrealized foreign currency transaction gains on cash accounts. Financial expense decreased by SEK 47.7 million for the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020, primarily due to less unrealized foreign currency transaction losses on cash accounts.

Comparison of Years Ended December 31, 2020 and 2019

	Year ended December 31,
	2020	2019

	(In thousands of SEK)
Net sales	874	184,829
Operating expenses	(380,594)	(212,848)
Research and development	(241,371)	(149,826)
Administrative and selling	(141,724)	(62,882)
Other operating income	2,501	4,385
Other operating expenses	—	(4,525)
Operating loss	(379,720)	(28,019)
Financial income	547	926
Financial expenses	(56,978)	(5,408)
Loss before taxes	(436,151)	(32,501)
Income taxes	(360)	(77)
Net loss for the year attributable to shareholders	(433,494)	(32,578)
Non-controlling interest	(3,017)	—
Loss per share before and after dilution, SEK	(9.66)	(0.88)

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

Selling, General and Administrative Expenses

Administrative and selling expenses increased by SEK 78.8 million for the twelve months ended December 31, 2020 compared to the twelve months ended December 31, 2019. This increase was primarily due to a SEK 24.3 million increase in third party consultant costs engaged in selling, general and administrative functions and a SEK 14.5 million increase in costs related to U.S. listing fees and insurances. Additionally, we had a SEK 16.0 million increase in costs for our pre-commercial activities incl. personnel in the U.S. and a SEK 16.0 million increase in costs for non-U.S. personnel, whereof SEK 8.6 million is related to incentive programs.

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

B.LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

From inception through December 31, 2021, we have not generated revenue from product sales. In 2019, we recognized revenue in connection with the execution of the license agreement with Everest and In 2021, we recognized revenue in connection with the execution of the license agreement with STADA and additionally upon triggering payments to us resulting from the satisfaction of a regulatory milestone under such agreements, and we are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones, as well as typical tiered royalties from these agreements. We refer to revenue received from our license agreement with Everest and STADA as “net sales” in our consolidated financial statements. In addition to potential sales of Nefecon, we may generate revenue in the future from a combination of product sales and collaboration or license agreements, if the development programs for Nefecon, setanaxib and future product candidates are successful and result in approved and marketed products, or if we enter into additional collaboration or license agreements with third parties.

Through December 31, 2021, we had received net proceeds of SEK 2,422.8 million from the issuance of equity securities. In August 2021, we completed a directed new share issuance of 2.4 million shares for gross proceeds of SEK 324.0 million from Swedish and international institutional investors. In June and July 2020, we completed a new share issuance of 9.2 million shares, in connection with the U.S. IPO and concurrent private placement, for gross proceeds of SEK 891.4 million from U.S. and international institutional investors. In July 2019, we completed a directed new share issuance of 3.5 million shares for gross proceeds of SEK 210.3 million from Swedish and international institutional investors. We believe that our cash as of December 31, 2021 and amounts available to us under our loan facility will be sufficient to fund our planned operations and capital expenditure requirements until we are cash flow positive, which is expected in the first half of 2023, subject to Nefecon being successfully commercialized. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or that we will be successful in commercializing TARPEYO in the United States or in other jurisdictions, if approved. See "Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy."

In July 2021, we signed a loan agreement of up to the euro equivalent of USD 75 million with Kreos Capital. The loan facility is divided into three tranches of USD 25 million each. Drawdown of the first USD 25 million tranche was made in September 2021. Drawdown of the second tranche of USD 25 million can be made until  June 30, 2022. Drawdown of the third and final USD 25 million tranche can be made until December 31, 2022 and will be available subject to achievement of certain revenue milestones and coverage metrics. The interest rate on the loan is 9% per annum with a maturity of December 2025. The loan agreement has no financial covenants. Other than the Kreos Capital loan agreement and our lease obligations described below under "Item 5.B.—Liquidity and Capital Resources—Contractual Obligations and Commitments," we have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years.

COVID-19

Based on our current assessment, we do not expect any material impact on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic to our operations. The extent to which the COVID-19 pandemic will impact our business and operations will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, any restrictions on the ability of hospitals and trial sites to conduct trials that are not designed to address the COVID-19 pandemic and the perceived effectiveness of actions taken in the United States and other countries to contain and treat the disease. While the potential economic impact brought by COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital in the future. In addition, a recession or long-term market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common shares.

Ukraine

The February 2022 invasion of Ukraine by Russia, the resulting armed conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials. It is not possible to predict the broader or longer-term consequences of this armed conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geo-political instability and uncertainty could materially affect our business and the value of our common shares and our ability to raise capital if and when needed.

Cash Flows

Comparison for the Years Ended December 31, 2021 and 2020

The table below summarizes our cash flows for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020	Variance

	(In thousands of SEK)
Cash and cash equivalents at beginning of the period	996,304	753,540	242,764
Net cash flows (used in) / from operating activities	(461,588)	(309,181)	(152,407)
Net cash flows (used in) / from investing activities	(24,340)	(172,607)	148,267
Net cash flows (used in) / from financing activities	435,162	768,558	(333,396)
Net increase (decrease) in cash	(50,766)	286,770	(337,536)
Exchange-rate difference in cash	9,969	(44,006)	53,975
Cash and cash equivalents at end of the period	955,507	996,304	(40,797)

Operating Activities

During the year ended December 31, 2021, net cash used in operating activities was SEK 461.6 million, primarily resulting from our operating loss of SEK 524.5 million and adjustment for non-cash items of SEK 66.7 million and negative net cash changes in our operating assets and liabilities of SEK 5.5 million.

During the year ended December 31, 2020, net cash used in operating activities was SEK 309.2 million, primarily resulting from our operating loss of SEK 379.7 million and negative net cash changes in our operating assets and liabilities of SEK 54.1 million. Net changes in our operating assets and liabilities for the year ended December 31, 2020 consisted mainly of a SEK 46.6 million increase in account receivables due to the timing of payments associated with the license agreement with Everest.

Investing Activities

During the year ended December 31, 2021, net cash used for investing activities was SEK 24.3 million primarily related to a EUR 1.5 million milestone payment for the Budenofalk license.

During the year ended December 31, 2020, net cash used for investing activities was SEK 172.6 million for the acquisition of shares in Genkyotex SA.

Financing Activities

During the year ended December 31, 2021, net cash provided by financing activities was SEK 435.2 million from a new share issue of net SEK 304.0 million and the draw down of the first tranche of the Kreos loan facility of net SEK 199.5 million, reduced by SEK 49.3 million used in a simplified public mandatory cash offer of Genkyotex SA.

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

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities. We may need additional funds to meet operational needs and capital requirements for our commercialization activities, clinical trials, other research and development expenditures, and business development activities. Because of the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses and our product sales or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We believe that our cash as of December 31, 2021 and amounts available to us under our loan facility will be sufficient to fund our planned operations and capital expenditure requirements until we are cash flow positive, which is expected in the first half of 2023, subject to Nefecon being successfully commercialized. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or that we will be successful in commercializing TARPEYO in the United States or in other jurisdictions, if approved. See "Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We will need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy."

Because of the numerous risks and uncertainties associated with the development of product candidates and programs, and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of researching and developing our product candidates and conducting preclinical studies and clinical trials;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	the costs and timing of launching and commercializing product candidates for which we obtain regulatory and marketing approval, including acquiring sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;
●	the timing and amount of revenue from sales of Nefecon in the United States and in other jurisdictions, if approved;
●	the costs and timing of completing development of our product candidates and in-licensing or otherwise acquiring new product candidates;
●	our ability to qualify for and maintain adequate coverage and reimbursement by government and payors for our product candidates for which we obtain marketing approval;

●	the costs of establishing and maintaining supply and manufacturing processes and relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development of our product candidates and the commercial supply of our product candidates for which we obtain marketing approval;
●	our success in obtaining market acceptance of our product candidates, if approved, as viable treatment options with acceptable safety profiles;
●	our ability to address any competing technological and market developments;
●	the timing and costs of implementing additional internal systems and infrastructure, as needed, including robust quality systems and compliance systems;
●	our success in negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;
●	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future products and product candidates;
●	the costs associated with maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	the costs of attracting, hiring and retaining qualified personnel.

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

Contractual Obligations and Commitments

Our lease obligation primarily comprises our leased premises. The total lease obligations for 0-5 years were SEK 39.4 million as of December 31, 2021. The lease agreements for leased premises have terms ending from 2022 until 2026 and can be extended unless one of the parties terminates the lease agreements.

In July 2021, we signed a loan agreement of up to the euro equivalent of USD 75.0 million with Kreos Capital. The loan facility is divided into three tranches of USD 25.0 million each. Drawdown of the first USD 25.0 million tranche was made in September, 2021. Drawdown of the second tranche of USD 25 million can be made until 30 June 2022. Drawdown of the third and final USD 25.0 million tranche can be made until 31 December 2022 and will be available subject to certain revenue milestones and coverage metrics. The interest rate on the loan is 9 % per annum with a maturity to December 2025. The loan has no financial covenants.

We enter into contracts in the normal course of business with CROs and CMOs and other third parties for clinical trials and manufacturing. There are no obligations associated with cancellation provisions, non-cancelable portions of agreement terms or minimum cancellation fees.

License Agreements with Archimedes and Dr. Falk Pharma

We are required to pay Kyowa Kirin Services Ltd., f/k/a Archimedes Development Ltd, or Archimedes, a fixed royalty of 3% of net sales of Nefecon, including TARPEYO sales in the United States and in other jurisdictions, if approved, covered by the license granted to us pursuant to our agreement with Archimedes pursuant to which we were granted (i) an exclusive license to certain patents and joint intellectual property developed with Archimedes and (ii) a non-exclusive license to certain of Archimedes’ know-how as necessary or useful to develop and commercialize Nefecon or other product candidates.

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

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

For a discussion of our research and development activities, see the sections of this annual report titled "Item 4.B.—Business Overview" and "Item 5.A.—Operating Results."

D.TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the sections of this annual report titled "Item 4.B.—Business Overview," "Item 5.A.—Operating Results", and "Item 5.B.—Liquidity and Capital Resources."

E.CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements for the years ended December 31, 2019, 2020, and 2021, have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or the period of revision and future periods if this revision affects both current and future periods.

Intangible Assets

Development expenditures are capitalized when they meet the criteria for capitalization. The most important criteria for capitalization are that the final product of the development process has a probable future earnings or cost-savings capacity, and that the technical and financial conditions exist for completing the development work. Research and development expenditures are otherwise expensed as operating expenses. We capitalize expenditures for the development of pharmaceuticals to the extent that it is expected to meet the criteria in accordance with IAS 38. The decision to capitalize is based on significant judgments made by management, including the technical feasibility of completing the intangible asset so that it will be available for use or sale and assumptions used to demonstrate that the asset will generate probable future economic benefits (e.g., projected cash flow projections, discount rate). Our expenditures for the development of pharmaceuticals were not deemed to meet the capitalization criteria for the twelve months ended December 31,

2019, 2020, and 2021 and were thus expensed. Capitalization of expenditures for the development of pharmaceuticals typically takes place in late stage of the development, for example after approval, depending on when the criteria are deemed to have been met. The reason for this is that before then it is uncertain whether the expenditure will generate future economic benefits and that financing the completion of the asset is not yet guaranteed. Full market approval has not yet been obtained for any products and, accordingly, the conditions for capitalizing development expenditures are not met.

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

Our intangible assets are primarily attributable to us acquiring the rights to the NOX platform and goodwill in connection with our acquisition of Genkyotex SA. In addition, we have intangible assets related to the in-licensing agreement of Budenofalk 3mg oral capsule from the German pharmaceutical company Dr Falk Pharma GmbH. For goodwill and intangible assets not yet available for use, we assess for impairment at each reporting date based on their recoverable amounts, including key assumptions such as the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rates. Amortization of the intangible assets begins when the asset can be used, that is, when it is in the place and in the condition required to be able to use it in the manner intended by our management.

Our expected finite useful life for “Licenses and Similar Rights” is 6-15 years.

Until marketing approval from regulatory authorities has been granted, amortization of “Licenses and Similar Rights” will not commence. As full marketing approval has not yet been obtained, no other costs have been capitalized. Following marketing approval from regulatory authorities, “Licenses and Similar Rights” will be amortized on a straight-line basis over the expected useful life. Until a marketing approval of the product has been obtained, the asset is assessed for impairment at least once a year, or when there is an indication that the asset may be impaired

The acquisition of Genkyotex S.A. resulted in us acquiring the rights to the NOX platform and goodwill. Goodwill arising in a business combination comprises the difference between the cost of the business combination and the fair value of identifiable assets acquired, liabilities assumed, and any contingent liabilities recognized at the acquisition date. Goodwill on business combinations is included in intangible assets and measured at cost less any accumulated impairment losses. Goodwill is allocated to the cash-generating units, which is the full Group, and tested annually for impairment requirement, or whenever there is any indication of impairment. There is no amortization of goodwill and impairment of goodwill is not reversed.

Revenue

Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

The Group recognizes revenue as the identified performance obligations are performed. Outlicensing contracts consists of multiple performance obligations, as they contain multiple goods or services that could be sold on a stand-alone basis, and that are distinct within the context of the contract. Accordingly, the Group allocates the transaction price based on the relative stand-alone selling prices of the performance obligations, which requires identifying the performance obligations in the contracts, and allocating the transaction price between these. The allocation of the transaction price has a significant impact on the Group's revenue recognition, as the revenue recognition patterns differ between the performance obligations. The identification of performance obligations and the allocation of the transaction price between these is hence a significant accounting judgment and estimate.

The Group's revenues for the financial year 2021 is allocated based on the following identified performance obligations:

1) Outlicensing of Nefecon to Everest Medicines for the Chinese region and Singapore, and to Stada Arzneimittel for the EEA region.

2) Certain regulatory services to Stada Arzneimittel related to the EU regulatory approval process.

Revenue for the outlicensing of Nefecon for the Chinese region and Singapore, as well as the EEA region, is recognized at the point in time when control of the intellectual property is transferred. The revenue allocated to the performance obligation is based on the residual approach, and consists of the total transaction price for each contract after deducting the stand-alone selling price of all other performance obligations. Revenue for the provision of certain regulatory services to Stada is reported over time as the services are performed, and the allocation of revenue to the performance obligation is based on the expected costs to provide the service, and a profit margin based on comparable companies. In the prior year, the Group recognized revenue for a performance obligation to provide pharmaceutical goods for clinical trials to Everest Medicines. The revenue allocated to this performance obligation was based on the expected costs to provide the goods, and a profit margin based on comparable companies.

These contracts with customers consists of fixed remuneration as well as variable remuneration in the form of regulatory and commercial milestones, and sales-based royalties. Variable remuneration (for example, attributable to future regulatory milestones) are initially considered constrained, as there is significant uncertainty as to whether these will occur. Compensation attributable to sales-based milestones or royalties is not recognized until the sale that results in the right to the royalties have occurred.

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

Option Program

We have issued option programs which constitutes share-based payments. The cost for the remuneration that is recognized in a period is dependent on the original valuation that was made on the date on which the contracts with the participants in the incentive programs were concluded, the number of months of service required for vesting of their options (accruals are made over this period), the number of options that are expected to be vested under the terms of the plans and a continuous reassessment of the value of the tax benefits for the participants under the plans (for determining provisions for social security expenses). Those estimates which affect the cost in a period and the corresponding increase in equity mainly refer to inputs for the valuation of the options. All the options are classified as equity-settled, as vested options are settled in equity. When the options are exercised, the company issues new shares.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in our consolidated financial statements appearing at the end of this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

Our Board of Directors

Our board of directors is currently comprised of five members, who we refer to individually as a director. Less than a majority of the directors of our board of directors are citizens or residents of the United States. Ahead of the 2022 annual general meeting, the nomination committee has proposed that our board of directors shall comprise six members.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages as of December 31, 2021:

Name	Age	Position
Elmar Schnee	62	Chairman of the Board of Directors
Hilde Furberg	63	Director
Lennart Hansson, Ph.D.	65	Director
Diane Parks	69	Director
Molly Henderson	51	Director

The address for our directors is our registered office, care of Calliditas Therapeutics AB, Kungsbron 1, D5, SE-11 22, Stockholm, Sweden.

Under the rules and regulations of Nasdaq a director will qualify as "independent" if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has determined that, of our five directors, no director has a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director and that each of these directors is "independent" as that term is defined under Nasdaq rules. The Swedish Code includes certain independence requirements for the directors, and requires a majority of the directors to be independent of the company and at least two directors to also be independent of major shareholders.

The following is the biographical information of the members of our board of directors:

Elmar Schnee has served as the chairman of our board of directors since May 2019. Since 2012, Mr. Schnee has served as a managing director at Caljem GmbH, a consulting company. From May 2017 to August 2018, Mr. Schnee served as a management advisor to MindMaze SA, a neuro-technology company, where he also served as chief operating officer from June 2016 to April 2017. From October 2011 to November 2013, Mr. Schnee served as chairman and chief executive officer of Cardiorentis Ltd., a biopharmaceutical company. From January 2003 to June 2011, Mr. Schnee held various positions in senior management at Merck KGaA, a global pharmaceutical and chemical group. From November 2005 to June 2006, Mr. Schnee served as Deputy Member of the Executive Board of Merck KGaA responsible for the global pharmaceuticals business. From July 2006 to June 2011, he served as a member of the Executive Board and General Partner of Merck KGaA, with responsibility for global pharmaceutical activities. Prior to Merck KGaA, Mr. Schnee held senior positions in strategy, business development and marketing at UCB SA, Sanofi-Synthélabo SA, Migliara/Kaplan Associates, Inc. and Fisons Pharmaceuticals PLC. From August 2014 until July 2021, Mr. Schnee served as a member of the board of directors of Jazz Pharmaceuticals plc and previously served as a director of Gentium (now a subsidiary of Jazz Pharmaceuticals plc) from May 2012 until April 2014. Since April 2017, Mr. Schnee has served as Chairman of the board of Santhera Pharmaceuticals Holding AG, a specialty pharmaceutical company. From June 2016 until May 2019, he served on the board of directors of Stallergenes-Greer plc. From November 2013 to August 2015, Mr. Schnee served on the board of directors of Cardiorentis Ltd. From August 2021 to March 2022, Mr. Schnee served on the board of directors of Clinigen plc. Since August 2021, Mr. Schnee currently serves on the boards of directors of six privately-held life sciences companies, Damian Pharma AG, Noorik Biopharmaceuticals AG, MindMaze SA, Procom RX SA, Kuste SA and Moleac Pte Ltd. Mr. Schnee holds both a bachelor’s degree in marketing and a master’s degree in marketing and general management from the Swiss Institute of Business administration in Zurich.

We believe that Mr. Schnee is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other biotechnology and pharmaceutical companies.

Hilde Furberg has served as a member of our board of directors since September 2014, and also served as our Chairperson from December 2015 to December 2016. Ms. Furberg has served as an independent consultant and professional board member since December 2018, including as advisor to Investinor AS since December 2018. Prior to that, Ms. Furberg served as SVP and General Manger/European Head of Rare Diseases at Sanofi Genzyme from November 2010 to November 2018. Ms. Furberg previously worked in companies such as Genzyme and Baxter. Ms. Furberg currently serves on the board of directors of PCI Biotech Holding ASA, OncoZenge, Bio-Me and Herantis Pharma. Ms. Furberg previously served on the board of directors of Tappin AS, Blueprint Genetics, Probi, Pronova, Clavis, Bergenbio and Algeta. She received her Master of Science in Chemistry from Oslo University, Norway.

We believe that Ms. Furberg is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including her extensive experience in biotechnology and pharmaceutical companies.

Lennart Hansson, Ph.D. has served as a member of our board of directors since May 2009. Dr. Hansson served as Head of Life Science at Industrifonden from 2008 to 2016. Dr. Hansson has also held various leadership roles at KabiGen AB, Symbicom AB, AstraZeneca, Biovitrum AB and as CEO of Arexis AB. Dr. Hansson serves as the chairman of the board of directors of Cinclus AB, Sixera Pharma AB and Ignitus AB. Dr. Hansson serves as a member of the Board of Directors of InDex Pharmaceuticals Holding AB (publ), and Medivir AB (publ). Dr. Hansson received his Ph.D. in Genetics from the University of Umea.

We believe that Dr. Hansson is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his broad experience from leading positions within pharmaceutical development and business development in both biotechnology and pharmaceutical companies.

Diane Parks has served as a member of our board of directors since May 2019. Ms. Parks previously served as the SVP Head of U.S. Commercial at Kite Pharma, Inc., from January 2016 to July 2018. Prior to that she served as the Vice President Marketing at Pharmacyclics from October 2014 to October 2015. She currently serves as a member of the board of directors for CTI Biopharma, TriSalus Life Sciences, Kura Oncology, Inc. and Soligenix, Inc. Ms. Parks received her Bachelor of Science degree from Kansas State University and an MBA from Georgia State University.

We believe that Ms. Parks is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including extensive sales and marketing experience in the United States.

Molly Henderson has served as a member of our board of directors since June 2020. Currently, Ms. Henderson is the Chief Financial and Business Officer at Phathom Pharmaceuticals (Nasdaq PHAT) since April 2022. Prior to that role, Ms. Henderson was Chief Financial Officer of UroGen Pharma LTD (Nasdaq URGN), from October 2020 to March 2022 and Chief Financial Officer, Executive Vice President and Corporate Secretary at Advaxis, Inc. from June 2018  to September 2020. Prior to serving at Advaxis, Inc., Ms. Henderson was Chief Financial Officer at Iovance Biotherapeutics, Inc. (formerly Lion Biotechnologies, Inc.) from June 2015 through August 2016. Ms. Henderson also served as the Chief Business and Financial Officer, Senior Vice President of VirtualScopics, Inc., a public company provider of imaging solutions to the pharmaceutical, biotechnology, and medical device industries, from May 2008 to August 2013, and as that company’s Chief Financial Officer from May 2003 to May 2008. From 2013 to 2015, Ms. Henderson relocated to Europe, during which time she advised start-up companies in Switzerland. Earlier in her career, Ms. Henderson served as the Corporate Controller of Ultralife, Inc., a publicly-held provider of high performance lithium battery solutions. Prior to serving at Ultralife, Inc., Ms. Henderson was a Manager in the audit division of PricewaterhouseCoopers LLP. Ms. Henderson received her M.B.A. and B.S. degrees from the State University of New York at Buffalo.

We believe that Ms. Henderson is qualified to serve on our board of directors because of her extensive experience in leadership roles at other biotechnology and pharmaceutical companies.

Board Diversity Matrix (as of December 31, 2021)

Country of Principal Executive Offices:	Sweden
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	5

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				0

Family Relationships

There are no family relationships among any of our executive officers or directors

Our Executive Management

The following table sets forth certain information with respect to the current members of our executive management, including their ages as of December 31, 2021:

Name	Age	Position
Renée Aguiar-Lucander	59	Chief Executive Officer
Fredrik Johansson	45	Chief Financial Officer
Richard Philipson, M.D.	57	Chief Medical Officer
Andrew Udell	51	President, North America Commercial
Frank Bringstrup, M.D.	62	Vice President Regulatory Affairs
Katayoun Welin-Berger, Ph.D.	53	Vice President Operations

The address for our executive management is our registered office, care of Calliditas Therapeutics AB, Kungsbron 1, D5, SE-11 22, Stockholm, Sweden.

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

Andrew Udell has served as our President, North America since May 2021. He previously served as Head of North America, Commercial from July 2020 to May 2021 and as Vice President, US Commercial from January 2019 to July 2020. Prior to joining us, from March 2017 to June 2018, he served as Vice President North America Commercial at NeuroDerm, LTD, a biotechnology company. Mr. Udell also served as the Principal at Andrew B. Udell Consulting LLC, a marketing consulting company, from May 2012 to January 2019. Prior to that, Mr. Udell held several sales and marketing positions in the pharmaceutical industry. Mr. Udell received his BSc from Lehigh University and his M.B.A. from the University of Connecticut.

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

B.COMPENSATION

Compensation of Our Executive Officers and Directors

For the year ended December 31, 2021, the aggregate compensation accrued or paid to the members of our board of directors and executive officers serving during the year was SEK 34.7 million.

During and for the year ended December 31, 2021, our executive officers had performance-based compensation programs and amounts paid to provide pension and healthcare benefits.

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

2018/2022 Warrant Program

In 2018, our shareholders approved the 2018 Program to permit the issuance of warrants to purchase up to 1,160,000 common shares to our certain employees and consultants. As of December 31, 2021, warrants to purchase up to an aggregate of 856,586 common shares were outstanding. The exercise price for these warrants is SEK 74.30 per share. The warrants issued under the 2018 Plan may be exercised from January 1, 2022 until March 31, 2022, or such earlier date as may be determined in accordance with the terms of the Program. All exercise prices must be paid in cash at the time of subscription. The 2018 Program is closed and no further warrants may be issued under this program.

Pursuant to the terms of the 2018 Program, warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, the issuance of bonus shares, a reverse share split or share split, issuance of new convertible bonds or warrants and payment of dividends in the form of our equity. Additionally, in the event of a "change of control event" as defined in the 2018 Program, each warrantholder will be permitted to exercise all of his or her warrants regardless of the fact that such warrants would otherwise only be exercisable during the specified subscription period. Any warrants not exercised prior to the change in control event are forfeited.

We may amend the 2018 Program at any time with respect to changes which are required by legislation, court decisions, or decisions by public authorities, or, if in our opinion, any such actions are appropriate or necessary and the rights of any warrantholders are in no way prejudiced without the consent of the affected holder.

In March 2022, all 856,586 warrants were exercised and the program was closed.

2019/2022 Warrant Program

In 2019, our shareholders approved the 2019 Program to permit the issuance of warrants to purchase up to 1,160,000 common shares to certain of our employees and consultants. As of December 31, 2021, warrants to purchase up to an aggregate of 422,500 common shares were outstanding. The exercise price for these warrants is SEK 74.50 per share. The 2019 Program is limited to no more than 25 participants and includes caps on the number of warrants that may be issued to a consultant or certain categories of consultants. The warrants issued under the 2019 Plan may be exercised from October 1, 2022 until December 31, 2022, or such earlier date as may be determined in accordance with the terms of the Program. All exercise prices must be paid in cash at the time of subscription. The 2019 Program has concluded, and no further warrants may be issued under this program.

Pursuant to the terms of the 2019 Program, warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, the issuance of bonus shares, a reverse share split or share split, issuance of new convertible bonds or warrants and payment of dividends in the form of our equity. Additionally, in the event of a "change of control event" as defined in the 2019 Program, each warrantholder will be permitted to exercise all of his or her warrants regardless of the fact that such warrants would otherwise only be exercisable during the specified subscription period. Any warrants not exercised prior to the change in control event are forfeited.

We may amend the 2019 Program at any time with respect to changes which are required by legislation, court decisions, or decisions by public authorities, or, if in our opinion, any such actions are appropriate or necessary and the rights of any warrantholders are in no way prejudiced without the consent of the affected holder.

ESOP 2020

The ESOP 2020 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2021, options to purchase up to an aggregate of 1,444,000 common shares were outstanding. Eligible participants in the ESOP 2020 include our executive officers, employees and consultants. The ESOP 2020 Program is closed and no further options may be issued under this program.

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

Our board of directors is responsible for preparing the detailed terms and conditions of the ESOP 2020, in accordance with the terms and guidelines of the ESOP 2020 approved by the shareholders. To this end, our board of directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for us based on foreign tax regulations. In particular, personnel in the United States may participate in the ESOP 2020 as modified by a U.S. sub-plan. Options granted under the U.S. sub-plan will vest in accordance with the schedules determined by our board of directors at the time of grant. All options granted under the U.S. sub-plan will be classified as "non-qualified stock options" under U.S. federal tax laws. No options granted under the U.S. sub-plan will be exercisable more than four years following the date on which such options were granted (subject to earlier expiration as provided in the ESOP 2020 or the optionee’s award agreement). Any adjustments to the number of options and the applicable exercise price are permitted only to the extent and in a manner that complies with Section 409A of the U.S. Internal Revenue Code.

ESOP 2021

The ESOP 2021 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2021, options to purchase up to an aggregate of 845,000 common shares were outstanding. Eligible participants in the ESOP 2021 include our executive officers, employees and consultants. We have initially reserved options to purchase up to a maximum of 1,500,000 common shares that may be allocated under the ESOP. Our board of directors may grant options, on one or several occasions, between the date of the 2021 annual general meeting and the date of the 2022 annual general meeting to up to 40 employees or consultants of the Company. The maximum allocation per individual in each category shall be 400,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

The options under the ESOP 2021 are granted for no consideration, though grantees must pay the exercise price of such options to acquire their underlying common shares. The options generally will vest over a three-year period, with 20% vesting on the date of the first anniversary of the grant date, an additional 40% vesting during the second year following the grant date and the remaining 40% vesting during the third year following the grant date. The exercise price of the options will be set at 115% of the volume-weighted average price of the common shares on Nasdaq Stockholm during the ten trading days preceding each grant date. Following the conclusion of the vesting period, the options may be exercised during a one-year period thereafter. The options are not transferrable and may not be pledged. The number of options are subject to customary adjustment for corporate events affecting our capital structure, including a bonus issue, merger, rights issue, share split, reverse share split, reduction of share capital or similar measures. In the event of a public takeover offer, significant asset sale, liquidation, merger or similar transaction, all then unvested options will vest in their entirety following the completion of such transaction.

Our board of directors is responsible for preparing the detailed terms and conditions of the ESOP 2021, in accordance with the terms and guidelines of the ESOP 2021 approved by the shareholders. To this end, our board of directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for us based on foreign tax regulations. In particular, personnel in the United States may participate in the ESOP 2021 as modified by a U.S. sub-plan. Options granted under the U.S. sub-plan will vest in accordance with the schedules determined by our board of directors at the time of grant. All options granted under the U.S. sub-plan will be classified as "non-qualified stock options" under U.S. federal tax laws. No options granted under the U.S. sub-plan will be exercisable more than four years following the date on which such options were granted (subject to earlier expiration as provided in the ESOP 2021 or the optionee’s award agreement). Any adjustments to the number of options and the applicable exercise price are permitted only to the extent and in a manner that complies with Section 409A of the U.S. Internal Revenue Code.

ESOP 2022

Ahead of the 2022 annual general meeting, a new long-term incentive program for our management and key personnel (ESOP 2022) has been proposed, under which participants will be granted stock options to acquire common shares in our company. Eligible participants in the ESOP 2022 will include our executive officers, employees and consultants. We will initially reserve options to purchase up to a maximum of 2,000,000 common shares that may be allocated under the ESOP. According to the proposal, our board of directors may grant options, on one or several occasions, between the date of the 2022 annual general meeting and the date of the 2023 annual general meeting to up to 100 employees or consultants of the Company. The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

The options under the ESOP 2022 will be granted for no consideration, though grantees must pay the exercise price of such options to acquire their underlying common shares. The options generally will vest over a three-year period, with 20% vesting on the date of the first anniversary of the grant date, an additional 40% vesting during the second year following the grant date and the remaining 40% vesting during the third year following the grant date. The exercise price of the options will be set at 115% of the volume-weighted average price of the common shares on Nasdaq Stockholm during the ten trading days preceding each grant date. Following the conclusion of the vesting period, the options may be exercised during a one-year period thereafter. The options are not transferrable and may not be pledged. The number of options are subject to customary adjustment for corporate events affecting our capital structure, including a bonus issue, merger, rights issue, share split, reverse share split, reduction of share capital or similar measures. In the event of a public takeover offer, significant asset sale, liquidation, merger or similar transaction, all then unvested options will vest in their entirety following the completion of such transaction.

Our board of directors will be responsible for preparing the detailed terms and conditions of the ESOP 2022, in accordance with the terms and guidelines of the ESOP 2022 proposed to the shareholders. To this end, our board of directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for us based on foreign tax regulations. In particular, personnel in the United States will be able to participate in the ESOP 2022 as modified by a U.S. sub-plan. Options granted under the U.S. sub-plan will vest in accordance with the schedules determined by our board of directors at the time of grant. All options granted under the U.S. sub-plan will be classified as "non-qualified stock options" under U.S. federal tax laws. No options granted under the U.S. sub-plan will be exercisable more than four years following the date on which such options were granted (subject to earlier expiration as provided in the ESOP 2022 or the optionee’s award agreement). Any adjustments to the number of options and the applicable exercise price are permitted only to the extent and in a manner that complies with Section 409A of the U.S. Internal Revenue Code.

LTIP 2019

On May 8, 2019, our shareholders approved the Board Long Term Incentive Program 2019, or the LTIP 2019, to permit the grant of performance-based share awards, or Share Awards, to certain of our board members. Pursuant to the terms of the LTIP 2019, we were permitted to grant up to 70,000 shares in the form of Share Awards. As of December 31, 2021, 51,399 Share Awards had been granted. The Share Awards are subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2019, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2019 may not be transferred. In the event of a "take-over," "asset sale" or "merger" or other similar transaction as each term is defined in the terms of the LTIP 2019, all outstanding Share Awards will vest in their entirety upon the completion of such transaction and the Company shall have a right to repurchase all such Share Awards for fair market value.

LTIP 2020

On June 25, 2020, our shareholders approved the Board Long Term Incentive Program 2020, or the LTIP 2020, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2020, up to 40,000 shares in the form of Share Awards can be granted. As of December 31, 2021, 31,371 Share Awards had been granted. The Share

Awards shall be subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2020, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2020 may not be transferred. In the event of a "take-over," "asset sale" or "merger" or other similar transaction as each term is defined in the terms of the LTIP 2020, all outstanding Share Awards would vest in their entirety upon the completion of such transaction and we shall have a right to repurchase all such Share Awards for fair market value.

LTIP 2021

On May 27, 2021, our shareholders approved the Board Long Term Incentive Program 2021, or the LTIP 2021, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2021, up to 32,000 shares in the form of Share Awards can be granted. As of December 31, 2021, 26,968 Share Awards had been granted. The Share Awards shall be subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2021, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2021 may not be transferred. In the event of a "take-over," "asset sale" or "merger" or other similar transaction as each term is defined in the terms of the LTIP 2021, all outstanding Share Awards would vest in their entirety upon the completion of such transaction and we shall have a right to repurchase all such Share Awards for fair market value.

LTIP 2022

Ahead of the 2022 annual general meeting, a new Board Long Term Incentive Program 2022 has been proposed, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2022, up to 50,000 shares in the form of Share Awards can be granted. The Share Awards shall be subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2022, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2022 may not be transferred. In the event of a "take-over," "asset sale" or "merger" or other similar transaction as each term is defined in the terms of the LTIP 2022, all outstanding Share Awards would vest in their entirety upon the completion of such transaction and we shall have a right to repurchase all such Share Awards for fair market value.

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

C.BOARD PRACTICES

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, all of our five directors are "independent directors." In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of common shares beneficially owned by the director and his or her affiliated entities (if any). The Swedish Code includes certain independence requirements for the directors, and requires a majority of the directors to be independent of the company and at least two directors to also be independent of major shareholders

Role of the Board in Risk Oversight

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

Composition of Our Board of Directors

Our board of directors is currently composed of five members. Under the rules and regulations of Nasdaq a director will qualify as "independent" if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has determined that, of our five directors, no director has a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director and that each of these directors is "independent" as that term is defined under Nasdaq rules. The Swedish Code includes certain independence requirements for the directors, and requires a majority of the directors to be independent of the company and at least two directors to also be independent of major shareholders.

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

The audit committee consists exclusively of members of our board who are financially literate, and Lennart Hansson and Molly Henderson are each considered an "audit committee financial expert" as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee’s responsibilities include:

●	monitoring our financial reporting;
●	monitoring the efficiency of our internal controls, internal auditing and risk management;
●	keeping informed of the auditing of the annual report and the consolidated accounts; and
●	reviewing and monitoring the impartiality and independence of our auditors and paying close attention to whether our auditors are providing other services besides audit services for us.

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

The audit committee has deliberated five times in the course of 2021. At these meetings, the main points of discussion were review of the 2020 financial statements, Ernst & Young AB’s 2020 audit report, 2021 audit fee proposal, review of interim consolidated financial statements, Ernst & Young AB’s report on interim financial statements, updates on internal control activities including SOX implementation, updates on corporate audit activities and review of the 2022 budget.

The meeting attendance rate for our directors in the audit committee is set out in the table below:

	Number of meetings	Attendance
Audit Committee	attended in 2021%
Molly Henderson (Chairperson, from June 2020)	5	100
Hilde Furberg	5	100
Lennart Hansson (from May 2020)	5	100

Remuneration Committee

Our remuneration committee consists of Diane Parks, Elmar Schnee and Lennart Hansson. Elmar Schnee serves as chairman of the remuneration committee.

The Remuneration committee’s responsibilities include:

●	identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and executive officers;
●	reviewing and approving each executive officer’s compensation in light of such policies and reporting to the board; and
●	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

The remuneration committee has deliberated three times over the course of 2021. The main topics of discussion were management performance reviews, allocation of share based incentive programs, and 2021 management targets and management remuneration proposals.

The meeting attendance rate for our directors in the remuneration committee is set out in the table below:

	Number of meetings	Attendance
Remuneration and Nomination Committee	attended in 2021%
Elmar Schnee (Chairperson)	3	100
Lennart Hansson (from May 2020)	3	100
Diane Parks	3	100

Nomination Committee

We are following the Swedish Code of Corporate Governance, or the Swedish Code, and are therefore required to have a nomination committee, which is not a standing committee of our board of directors. According to the Swedish Code, the general meeting shall appoint the members of the nomination committee or resolve on procedures for appointing the members. Such procedures were adopted by our 2021 annual general meeting. The nomination committee shall, pursuant to the Swedish Code, consist of at least three members of which a majority shall be independent in relation to us and our management. In addition, at least one member of the nomination committee shall be independent in relation to the largest shareholder in terms of voting rights or group of shareholders who cooperates in terms of our management.

Ahead of the 2022 annual general meeting, the nomination committee consists of Patrick Sobocki (appointed by Stiftelsen Industrifonden), Pär Sjögemark (appointed by Handelsbanken Fonder), Karl Tobieson (appointed by Linc AB) and Elmar Schnee (chairman of our board of directors). Karl Tobieson serves as chairman of the nomination committee.

The nomination committee’s responsibilities include:

●	preparing a proposal for the election of a chairman of the board of directors, the members of the board of directors, the election of a chairman of the annual general meeting, election of auditors, the determination of fees to board members and auditors, and matters pertaining thereto.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
●	exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
●	exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;
●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
●	exemption from the requirement that our audit committee have review and oversight responsibilities over all "related party transactions," as defined in Item 7.B of Form 20-F;
●	exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	exemption from the requirement to have independent director oversight of director nominations.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act (SFS 2005:551) and our articles of association, which were approved by our shareholders on May 27, 2021 and are currently in effect, provide alternative quorum requirements that are generally applicable to meetings of shareholders.
●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.
●	We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee.

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

D.EMPLOYEES

For information regarding our employees, see "Item 4.B.—Business Overview—Employees and Human Capital Disclosure."

E.SHARE OWNERSHIP

For information regarding the share ownership of our directors and members of our executive committee, see "Item 6.B.—Compensation" and "Item 7.A.—Major Shareholders."

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2022 for:

●	each person who is known by us to own beneficially more than 5% of our total outstanding common shares;
●	each member of our board of directors and our executive management;
●	all members of our board of directors and our executive management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of February 28, 2022. The percentage ownership information shown in the table is based upon 52,341,584 common shares outstanding as of February 28, 2022.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

	Shares beneficially
	owned
Name of beneficial owner	Number	Percentage
5% or Greater Shareholders:
BVF Partners LP(1)	6,331,562	12.1%
Stiftelsen Industrifonden (2)	5,772,995	11.0%
Linc AB (3)	5,486,108	10.5%
Fourth Swedish National Pension Fund (4)	2,675,000	5.1%
Swedbank Robur Funds(5)	2,638,107	5.0%
Executive Officers and Directors:
Renée Aguiar-Lucander(6)	768,000	1.5%
Fredrik Johansson(7)	114,250	*
Richard Philipson, M.D.	—	—
Andrew Udell (8)	200,000	*
Frank Bringstrup, M.D. (9)	5,000	*
Katayoun Welin-Berger	—	—
Elmar Schnee(10)	10,000	*
Hilde Furberg(11)	44,750	*
Lennart Hansson, Ph.D. (12)	12,000	*
Diane Parks	—	—
Molly Henderson(13)	100	*
All directors and executive management as a group (11 persons)	1,154,100	2.2%
*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.
(1)	Based on shareholder information as of December 31, 2021 but does not reflect an unknown number of warrants granted by Industrifonden and Investinor AS to purchase additional common shares of the Company exercisable within 60 days of February 28, 2021. BVF Inc., as the general partner of BVF Partners L.P., may be deemed to beneficially own the shares that are beneficially owned by such funds. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares that are beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery St. 40th floor, San Francisco, CA 94104.
(2)	Consists of 5,772,995 common shares, held directly by Stiftelsen Industrifonden (of which 233,197 are subject to a call option exercisable by the holder). Peter Wolpert is the Chief Executive Officer of Stiftelsen Industrifonden and has voting and dispositive power with respect to the shares reported in the table above. The address of Stiftelsen Industrifonden is Vasagatan 11, 111 91 Stockholm, Sweden.
(3)	Based on information provided by Linc AB in a Schedule 13G filed with the Securities and Exchange Commission on March 2, 2022. Consists of 5,486,108 common shares held directly by Linc AB. Voting and dispositive power over the shares is held by the board of directors of Linc AB. Bengt Julander is the majority shareholder and chairman of the board of directors of Linc AB. As such, Bengt Julander may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Act of 1933, as amended (the “Act”), of any securities of the Issuer beneficially owned by Linc AB. The address of Linc AB is Birger Jarlsgatan 36, 114 29 Stockholm, Sweden.
(4)	Based on information provided by Fjärde AP-fonden (Fourth Swedish National Pension Fund) in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2022. Consists of 2,675,000 common shares, held directly by Forth Swedish National Pension Fund. Niklas Ekvall is the Chief Executive Officer of Forth Swedish National Pension Fund and, as a result, may be deemed to have voting and dispositive power with respect to the shares reported in the table above. Voting and dispositive power with respect to such shares are made by the board of directors of Forth Swedish National Pension Fund, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of Forth Swedish National Pension Fund is Box 3069/Jakobsbergsgatan 16, SE 103 61 Stockholm, Sweden.

(5)	Based on information provided by Swedbank Robur Fonder AB in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2022. Consists of 2,638,107 common shares held directly by Swedbank Robur Funds. Liza Jonson is the Chief Executive Officer of Swedbank Robur Funds and, as a result, may be deemed to have voting and dispositive power with respect to the shares reported in the table above. Voting and dispositive power with respect to such shares are made by the board of directors of Swedbank Robur Funds, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of Swedbank Robur Funds is SE-105 34, Stockholm, Sweden.
(6)	Consists of 418,000 common shares and 350,000 warrants.
(7)	Consists of 24,250 common shares and 90,000 warrants.
(8)	Consists of 200,000 warrants
(9)	Consists of 5,000 warrants.
(10)	Consists of 10,000 common shares.
(11)	Consists of 44,750 common shares.
(12)	Consists of 12,000 common shares.
(13)	Consists of 100 common shares.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2022, we had one holder of record of our ADSs in the United States, which is CITIBANK ADR. This shareholder held in the aggregate 6.5% of the 52,341,584 common shares outstanding as of February 28, 2022. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these common shares were held by brokers or other nominees. As of December 31, 2021, assuming that all of our common shares represented by ADSs are held by residents of the United States, we estimate that approximately 18.2% of our outstanding common shares were held in the United States by approximately 19 institutional holders of record.

To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with our initial U.S. public offering, there has been no significant change in the percentage ownership held by the major shareholders listed above.

B.RELATED PARTY TRANSACTIONS

Other than compensation arrangements described in "Management" elsewhere in this annual report, since January 1, 2021, we have not engaged in any transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties.

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

C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements

The consolidated financial statements are included as part of this annual report, starting at page F-1.

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

Dividend policy

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

B.SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Our ADSs have traded on The Nasdaq Global Select Market under the symbol "CALT" since June 5, 2020. Prior to that date, there was no public trading market for our ADSs. Our common shares have traded on Nasdaq Stockholm under the symbol "CALTX" since June 29, 2018. Prior to that date, there was no public trading market for our ADSs or our common shares.

B.PLAN OF DISTRIBUTION

Not applicable.

C.MARKETS

The ADSs have been listed on The Nasdaq Global Select Market under the symbol "CALT" since June 5, 2020, and our common shares have been listed on Nasdaq Stockholm under the symbol "CALTX" since June 29, 2018.

D.SELLING SHAREHOLDERS

Not applicable.

E.DILUTION

Not applicable.

F.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a Swedish public limited company registered with the Swedish Companies Registration Office (corporate registration number 556659-9766). Below are summaries of the material provisions of our articles of association and of related material provisions of the Swedish Companies Act. Ahead of the 2022 annual general meeting, certain amendments have been proposed to our articles of association (e.g. to limits of share capital, issuing of a new share class, C-shares, and a conversion clause for the C-shares). However, as the proposed provisions are not considered material, they are not summarized below.

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

Voting at Shareholder Meetings

Under the Swedish Companies Act, shareholders entered into the shareholders’ register as of the record date are entitled to vote at a general meeting (in person or by appointing a proxyholder). In accordance with our articles of association, shareholders must give notice of their intention to attend the general meeting no later than the date specified in the notice. Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporary registered as a shareholder and entered into the shareholders’ register four business days prior to the date of the general meeting. The board of directors has the right before a shareholders’ meeting to decide that shareholders shall be able to exercise their right to vote by post before the shareholders’ meeting. The rights described herein do not apply to holders of ADSs. See "Item 12.D.—American Depositary Shares."

Shareholder Meetings

The general meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register held by Euroclear Sweden AB six business days before the meeting and have notified us no later than the date specified in the notice described below have the right to participate at our general meetings, either in person or by a representative. All shareholders have the same participation and voting rights at general meetings. At the annual general meeting, inter alia, members of the board of directors are elected, the principles for the appointment of the nomination committee are established, and a vote is held on whether each individual board member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of annual reports, allocation of earnings, fees for the board of directors and the auditors, guidelines for executive remuneration and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances. See "—Differences in Corporate Law—Shareholder Vote on Certain Transactions."

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

The arrangements for the calling of general meetings are described below in "—Differences in Corporate Law—Annual General Meeting" and "—Differences in Corporate Law—Special Meeting."

Notices

The Swedish Companies Act requirements for notice are described below in "—Differences in Corporate Law—Notices."

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

Removal of Directors
Sweden. Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a	Delaware. Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, directors general meeting, upon the affirmative vote of a simple majority of the votes cast.

may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors

Sweden. Under the Swedish Companies Act, if a director’s tenure should terminate prematurely, the election of a new director may be deferred until the time of the next annual general meeting, providing there are enough remaining directors to constitute a quorum.

Delaware. Under the Delaware General Corporation Law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

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

C.MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions," or elsewhere in this annual report on Form 20-F.

D.EXCHANGE CONTROLS

There is no Swedish legislation affecting the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

E.TAXATION

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

Certain United States Federal Income Tax Consequences

The following is a description of certain material U.S. federal income tax considerations for U.S. Holders (defined below) with respect to their ownership and disposition of our common shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs. This discussion applies only to a U.S. Holder that holds our common shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;
●	persons holding common shares or ADSs as part of a hedging transaction, "straddle," wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares or ADSs;
●	persons whose "functional currency" for U.S. federal income tax purposes is not the U.S. dollar;
●	brokers, dealers or traders in securities, commodities or currencies;
●	tax-exempt entities or government organizations;

●	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
●	regulated investment companies or real estate investment trusts;
●	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
●	persons holding our common shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States; and
●	persons who own (directly, constructively or through attribution) 10% or more (by vote or value) of our outstanding common shares or ADS.

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

A "U.S. Holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or ADSs and is:

(i)	An individual who is a citizen or resident of the United States;
(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(iv)	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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

PFIC Rules

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income (such as interest income); or

●	at least 50% of its gross assets (determined on the basis of a quarterly weighted average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation or partnership for U.S. federal income tax purposes, the equity of which we own, directly or indirectly, 25% or more (by value).

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2021, we do not believe that we were a PFIC for our taxable year ending December 31, 2021. Except for certain milestone payments related to the licensing of our commercial rights, which we do not earn on a consistent basis, our operations, before the commercial launch of TARPEYO in January 2022, did not generate significant amounts of non-passive income. Therefore, until we generate consistent and significant sources of revenue from active sales, licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test if we do not continue to receive licensing milestone payments. Moreover, we hold a substantial amount of cash and cash equivalents, which are generally treated as passive assets. Because PFIC status is a fact specific determination that generally cannot be made until the close of the taxable year in question and the calculation of the value of our non-cash assets may be based in part on the value of our common shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year, it is difficult to predict whether we will be a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending December 31, 2021 or us becoming a PFIC for our current taxable year or any future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the common shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a "deemed sale" election under the PFIC rules. If the "deemed sale" election is made, a U.S. Holder will be deemed to have sold the common shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s common shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any "excess distribution" the U.S. Holder receives from us or any gain from an actual sale or other disposition of the common shares or ADSs.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any "excess distribution" such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares or ADSs, unless (i) such U.S. Holder makes a "qualified electing fund" election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC or (ii) our common shares or ADSs constitute "marketable" securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the common shares or ADSs;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares or ADSs cannot be treated as capital, even if a U.S. Holder holds the common shares or ADSs as capital assets. In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

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

U.S. Holders can avoid the interest charge on excess distributions or gain relating to the common shares or ADSs by making a mark-to-market election with respect to the common shares or ADSs, provided that the common shares or ADSs are "marketable." Common shares or ADSs will be marketable if they are "regularly traded" on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares or ADSs (respectively) will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. It should be noted that only the ADSs and not our common shares are listed on the Nasdaq Global Select Market. The Nasdaq Global Select Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election should be available to a U.S. Holder. Consequently, our common shares may not be marketable if Nasdaq Stockholm (where our common shares are currently listed) does not meet the applicable requirements. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the common shares or ADSs.

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

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves "marketable." As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to make an annual filing containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES OR ADSs.

Taxation of Distributions

Subject to the discussion above under "PFIC rules," distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on our common shares or ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares or ADSs that are readily tradable on an established securities market in the United States. Our ADSs are listed on The Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on The Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States. We are incorporated under the laws of Sweden, and we believe that we qualify as a resident of Sweden for purposes of, and are eligible for the benefits of, the U.S.-Sweden Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Sweden Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion regarding the PFIC rules, such dividends will generally be expected to be "qualified dividend income" in the hands of individual U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

Subject to applicable limitations, some of which may vary depending upon your circumstances, Swedish income taxes withheld from dividend payments on shares at a rate not exceeding an applicable rate under the U.S.-Sweden Tax Treaty will be creditable against your U.S. federal income tax liability. Swedish income taxes withheld in excess of the applicable rate under the U.S.-Sweden Tax Treaty will not be eligible for credit against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition of Common Shares and ADSs

Subject to the discussion above under "PFIC rules," gain or loss realized on the sale or other taxable disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the common shares or ADSs are treated as traded on an "established securities market" and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

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

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

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

F.DIVIDENDS AND PAYING AGENTS

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

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

I.SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We recorded foreign currency transaction losses of SEK 1.6 million and foreign currency transaction losses of SEK 2.5 million for the twelve months ended December 31, 2021 and 2020, respectively. These foreign currency transaction gains and losses are included in other operating income and other operating expenses in our consolidated financial statements.

We recorded foreign exchange rate difference translation gains (losses) of SEK 20.2 million and (SEK 53.3 million) for the twelve months ended December 31, 2021 and 2020, respectively. These foreign currency translation losses are included in financial expenses in our consolidated financial statements.

Transaction Exposure

Our transaction exposure from contracted payment flows in foreign currency is limited. However, our transaction exposure has been increasing year by year. The table below sets forth our exposure in each currency for the years ended December 31, 2021, 2020 and 2019.

		Operating
Currency Exposure 2021 (%)	Revenue	expenses
USD	14%	43%
EUR	86%	36%
GBP	—	3%
SEK	—	18%

		Operating
Currency Exposure 2020 (%)	Revenue	expenses
USD	100%	35
EUR	—	36
GBP	—	6
SEK	—	23

		Operating
Currency Exposure 2019 (%)	Revenue	expenses
USD	100%	22%
EUR	—	54%
GBP	—	3%
SEK	—	21%

Our primary transaction exposure is in Euros and U.S. dollars. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 0.9 million, SEK 10.2 million and SEK 10.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. A 10% stronger U.S. dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 22.4 million for the year ended December 31, 2021, a positive impact of SEK 10.0 million for and the year ended December 31, 2020 and a positive impact of SEK 14.4 million for the year ended December 31, 2019.

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

As of December 31, 2021, we had SEK 189.1 million in debt outstanding. As of December 31, 2020 and December 31, 2019, we had no debt outstanding. In July 2021, we signed a loan agreement of up to the euro-equivalent of USD 75 million with Kreos Capital. The loan facility is divided into three tranches of USD 25 million each. Drawdown of the first USD 25 million tranche was made in September 2021. Drawdown of the second tranche of USD 25 million can be made until June 30, 2022. Drawdown of the third and final USD 25 million tranche can be made until December 31, 2022 and will be available subject to certain revenue milestones and coverage metrics. The interest rate on the loan is 9% per annum with a maturity of December 2025. The loan has no financial covenants.

C.INTERIM PERIODS

Not applicable.

D.SAFE HARBOR

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Statement with Respect to Forward Looking Statements" at the beginning of this annual report.

E.SMALLER REPORTING COMPANIES

Not applicable.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2021. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Based upon our evaluation, as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), as a result of the material weakness in our internal control over financial reporting, as discussed below, were not effective.

B.MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed, under the supervision of our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS, as issued by the IASB.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on its assessment, our management, including our CEO and CFO, has concluded that our internal control over financial reporting was not effective as of December 31, 2021, due to material weaknesses in our internal control over financial reporting as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Material weaknesses arose during fiscal year 2021, primarily because of the growth of the company, the increased complexity of our business transactions and the increased decentralization of our operations. A number of new IT-systems were implemented to support the growth of the company, including a new ERP system. These changes were not supported by a sufficient increase in employee headcount, including the retention of a sufficient number of highly qualified accounting, finance and information technology personnel, or by other elements of our system of internal control over financial reporting. All of these material weaknesses are described below.

Entity-Level Control Environment

The entity-level control environment did not adequately support the prevention or detection and correction of material misstatements. We identified deficiencies in four of the five components of the entity-level control environment, aggregating to material weaknesses in each component:

Control Environment – We did not maintain an environment that sufficiently stressed the importance of internal controls and the emphasis placed on them in determining certain of the company’s policies, processes and organizational structure, including as it relates to the company’s IT environment. We did not have effective discipline and structure within the company to influence the control consciousness of the company’s personnel. We did not have sufficient oversight over the company’s financial reporting process and internal control environment and we did not sufficiently analyze control deficiencies to identify trends and root causes and evaluate whether modification of certain policies, communications, training or controls was necessary, nor did we sufficiently emphasize the timely remediation of such control deficiencies.

Control Activities – We did not sufficiently design, implement, and maintain control activities at the transaction level that mitigate the risk of material misstatement in our financial reporting, resulting in the transaction-level material weaknesses described below. We did not develop policies and procedures at a sufficient level of precision to support the operating effectiveness of the controls, nor did we sufficiently emphasize the need to retain the required documentation to demonstrate and ensure that controls consistently operated at a sufficient level of precision to prevent and detect potential errors. Also, as further described below, the IT environment did not adequately support the achievement of our objectives.

Information and Communication – We did not perform sufficient procedures, as part of the aforementioned control activities, to validate the completeness and accuracy of underlying data used in the performance of controls over accounting transactions and disclosures. This impacted the design effectiveness of such control activities, contributing to the material weaknesses listed below.

Monitoring – We did not allocate sufficient and qualified resources to design and execute effective monitoring of the company’s internal controls to ascertain if the components of internal control were present and functioning. In addition, we did not perform effective monitoring over the timely remediation of identified control deficiencies, including deficiencies related to segregation of duties.

Financial Statement Close and Reporting Process

We did not adequately design and implement controls that address the relevant financial statement assertions over the Financial Statement Close and Reporting Process. We also did not adequately design and implement controls to address re-assessments of preliminary purchase price allocations within the subsequent twelve month period, and intercompany activity. Also, controls over the approval and processing of journal entries, as well as controls related to closing accounting periods, changes to the general ledger master data, segregation of duties, related parties transactions, share-based payments and income taxes did not operate effectively. In addition, we did not provide sufficient evidence of the testing of the completeness and accuracy of input data, spreadsheets and system generated reports used in the performance of these controls. There was also a lack of a sufficient number of qualified personnel to execute, review and approve all aspects of the financial statement close and reporting process, including a lack of resources sufficient to prepare and review the consolidated financial statements and related disclosures in accordance with requirements set forth by the SEC. Also, we did not design effective controls over the completeness and accuracy of several key sources of data used in the performance of controls executed.

Impairment of Goodwill and Other Intangible Assets

We did not appropriately document our execution of the controls over the impairment of goodwill and other intangible assets. In addition, we did not provide sufficient evidence of the testing of the completeness and accuracy of input data, spreadsheets and system generated reports used in the performance of these controls, including that used by third party consultants. We also did not sufficiently review the appropriateness of the assumptions and methodology used and the reasonableness of the conclusions in third party consultants’ reports.

Accounts Payable, Accrued Expenses and Operating Expenses

We did not have effective internal controls over the procurement of goods and services and invoice processing, or the completeness, existence and valuation of accounts payable and accrued liabilities. Also, we did not design effective controls over the completeness and accuracy of several key sources of data used in the performance of controls executed.

Net Sales

We did not have effective controls over the initiation of revenue transactions, specifically controls over the approval of contracts. Also, we did not design effective controls over the completeness and accuracy of key sources of data used in the performance of controls executed when recording revenue accruals and deferrals.

Payroll

We did not appropriately document the execution of the controls over the recording of payroll and related expenses. Also, we did not design effective controls over the completeness and accuracy of several key sources of data used in the performance of controls executed.

IT Processes

We identified multiple deficiencies in the IT processes related to the IT risks of certain applications used in the company’s business processes. The deficiencies consisted of insufficient consideration around the identification and management of IT risks, including those residing at decentralized locations and at service organizations; segregation of duties, unauthorized access and unauthorized changes to data; configurations, reports and application functionality; and proper and timely execution of the user access review by sufficiently qualified individuals.

Remediation Plan

We have identified and begun to implement several steps, as further described below, to remediate the material weaknesses described in this Item 15 and to enhance our overall control environment. Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses, and our remediation plan may not prove to be successful. In addition, we may discover additional material weaknesses that require additional time and resources to remediate.

Our remediation process includes, but is not limited to:

●	Augmenting and hiring additional knowledgeable and qualified IT, accounting and finance resources and professionals;
●	Enhancing the robustness and effectiveness of our IT systems and control environment;
●	Designing a remediation plan for each of the material weaknesses, specifically improving the related policies and procedures, implementing new and/or enhancing the existing controls, and assessing and improving the skills of the process owners;
●	Evaluating the completeness and appropriateness of the remediation plan, and specifically verifying it addresses all the material weaknesses, both at the entity- and at the transaction-level, across all material locations and across all relevant departments;
●	Implementing the remediation plan, and specifically training the process owners, evaluating the adoption of the revised policies and procedures, and monitoring the results;
●	Testing and assessing the design and operating effectiveness of the updated controls; and
●	Management review and acceptance of the remediation effort.

We believe that the foregoing efforts should effectively remediate the material weaknesses described in this Item 15 and enhance our overall control environment. Because the reliability of the internal control process requires repeatable execution and testing over multiple fiscal quarters, the successful remediation of these material weaknesses will require review and evidence of effectiveness prior to concluding that the controls are effective, and it is possible that additional remediation steps will be necessary.

As such, as we continue to evaluate and work to improve our internal control over financial reporting, our management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS.

C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young AB, an independent public accounting firm. Their report is included on page F-5.

D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except as described above in “—Disclosure Controls and Procedures,” there were no other changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the twelve months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consists exclusively of members of our board who are financially literate, and Lennart Hansson and Molly Henderson are each considered an "audit committee financial expert" as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in March 2020. We have posted a copy of our code of business conduct and ethics on our website at: www.calliditas.se, where you can obtain a copy without charge.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young AB has served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
Fees	2021	2020

	(in thousands of SEK)
Audit Fees	6,235	4,449
Audit-Related Fees	2,105	3,774
Tax Fees	73	—
All Other Fees	—	—
Total	8,413	8,223

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountants provide, such as consents and assistance with and review of documents filed with the SEC.

"Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2021 and 2020, "Audit-Related Fees" also include fees billed for assurance and audit-related services regarding our public offerings on Nasdaq.

"Tax Fees" are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

"All Other Fees" are any additional amounts billed for products and services provided by the principal accountant. No other fees were paid to Ernst & Young AB for the fiscal years ended December 31, 2021 or 2020.

Auditor Name	Auditor Location	PCAOB ID
Ernst & Young AB	Stockholm, Sweden	1433

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

We qualify as a foreign private issuer. The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
●	exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
●	exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;
●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

●	exemption from the requirement that our audit committee have review and oversight responsibilities over all "related party transactions," as defined in Item 7.B of Form 20-F;
●	exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	exemption from the requirement to have independent director oversight of director nominations.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act (SFS 2005:551) and our articles of association, which were approved by our shareholders on May 27, 2021 and are currently in effect, provide alternative quorum requirements that are generally applicable to meetings of shareholders.
●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.
●	We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

See financial statements beginning on page F-1 of this annual report.

ITEM 18.FINANCIAL STATEMENTS

Not applicable.

ITEM 19.EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/
Exhibit	Description	Form	File Number	Exhibit	File Date
1.1*	Articles of Association of the Registrant (English translation)
2.1	Form of Deposit Agreement	Form F-1/A	333-238244	4.1	06/01/2020
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Share Purchase Agreement, dated August 13, 2020, by and between the Registrant and the Block Sellers	Form F-1	333-252436	2.1	01/26/2021
2.4*	Description of Securities
4.1†	License Agreement regarding NEFECON, dated June 10, 2019, by and between the Registrant and Everest Medicines II Limited.	Form F-1	333-238244	10.1	05/14/2020
4.2*	Supplemental Agreement and First Amendment to License Agreement regarding NEFECON, dated March 7, 2022, by and between the Registrant and Everest Medicines II Limited
4.3	English translation of Lease Agreement, dated as of March 20, 2019, by and between Vasaterminalen AB and the Registrant	Form F-1	333-238244	10.2	05/14/2020
4.4#	English Translation of Warrants 2018/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.4	05/14/2020
4.5#	English Translation of Warrants 2019/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.5	05/14/2020
4.6#	Board Long Term Incentive Program 2019	Form F-1	333-238244	10.6	05/14/2020
4.7#	Board Long Term Incentive Program 2020	Form F-1	333-252436	10.6	01/26/2021
4.8*	Board Long Term Incentive Program 2021

4.9#	English Translation of Principles for the 2020 ESOP for the Registrant’s management and key personnel	Form F-1	333-238244	10.7	05/14/2020
4.10#	ESOP 2020 United States Sub-Plan	Form S-8	333-240126	99.1	07/27/2020
4.11*	English Translation of Principles for the 2021 ESOP for the Registrant’s management and key personnel
4.12*	ESOP 2021 United States Sub-Plan

4.13#	Employment Agreement, by and between the Registrant and Renée Aguiar-Lucander, dated May 1, 2017	Form F-1	333-238244	10.8	05/14/2020
4.14#	Employment Agreement, by and between the Registrant and Fredrik Johansson, dated August 1, 2017	Form F-1	333-238244	10.10	05/14/2020
4.15#	Employment Agreement, by and between the Registrant and Frank Bringstrup, dated February 1, 2019	Form F-1	333-238244	10.11	05/14/2020
4.16#	Employment Agreement, by and between the Registrant and Andrew B. Udell, dated March 1, 2019	Form F-1	333-238244	10.12	05/14/2020
4.17#	Employment Agreement, by and between the Registrant and Katayoun Welin-Berger, dated September 17, 2019	Form F-1	333-252436	10.13	01/26/2021
4.18#	Employment Agreement, by and between the Registrant and Richard Philipson, dated March 26, 2020	Form F-1	333-252436	10.14	01/26/2021
4.19	Commercialization Agreement dated as of July 21, 2021, by and between the Registrant and STADA Arzneimittel AG	Form 6-K	001-39308	10.1	07/23/2021
4.20	Agreement for the Provision of Loan Facilities dated as of July 15, 2021, by and between the Registrant and the parties named therein	Form 6-K	001-39308	10.1	07/19/2021
4.21	Intellectual Property Security Agreement dated as of July 15, 2021, by and between the Registrant and the parties named therein	Form 6-K	001-39308	10.2	07/19/2021
8.1*	Subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of independent registered public accounting firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2022

CALLIDITAS THERAPEUTICS AB

By:	/s/ Renée Aguiar-Lucander
Name: Renée Aguiar-Lucander
Title: Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Calliditas Therapeutics AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Calliditas Therapeutics AB (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows in each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 27, 2022 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the matter

For the year ended December 31, 2021, the Company’s revenues were SEK 229,347 thousand. As explained in Note 1 and Note 3 of the consolidated financial statements, revenues are generated from contracts for transferring the commercial rights to the Nefecon product for specific regions to partner companies. These revenue contracts consist of multiple performance obligations, which are the outlicensing of commercial rights and the performance of certain regulatory services.

The allocation of the transaction price between these performance obligations is based on the standalone selling price of each performance obligation. Since revenues for outlicensing the commercial rights are recognized at the time control of the intellectual property passes to the customer and revenues for the provision of regulatory services are recognized over time as the services are performed, the allocation of the transaction price to the different performance obligations materially impacts the timing of the related revenue recognition.

Auditing the allocation of the transaction price between the performance obligations and the related revenue to recognize was complex, because of the significant judgments made by management in determining the stand-alone selling price for the provision of regulatory services, which includes estimates of the expected cost to fullfil the performance obligation and the appropriate profit margin to recognise in relation thereto.

How We Addressed the Matter in Our Audit

We performed audit procedures to test the allocation of the transaction price, which included, among others, evaluating the Company’s revenue recognition policies, understanding the methodologies utilized and reading customer contracts to understand the terms that constitute promises to provide goods or services after the initial transfer of intellectual property, as these could constitute performance obligations.

We evaluated management’s estimates of expected costs to fullfil the performance obligation for regulatory services by comparing expected internal resources and external expenses to actual costs incurred subsequently, and compared the profit margins utilized to determine the standalone selling price to those of comparable companies.

Valuation of intangible assets

Description of the matter

Intangible assets amount to SEK 399,418 thousand as of December 31, 2021. As explained in Note 1 and Note 16, the Company performs an impairment assessment of goodwill and intangible assets not yet available for use, on an annual basis, or when there is an indication that an asset may be impaired. The Company’s evaluation of the carrying value of intangible assets involves the comparison of the recoverable amount of each asset or cash generating unit to their carrying values.

The recoverable amount of intangible assets is estimated based on a probability-adjusted cash flow model, where the amount is determined by estimating the expected future cash flows and present value adjustments to take into account the development risk. Changes in assumptions used by management could have a significant impact on either the recoverable amount, the amount of any impairment charge, or both.

Auditing the valuation of intangible assets was challenging due to the significant judgments made by management to estimate the recoverable amount, including the determination of the likely timing of potential commercialization, the market size, the probability of reaching the market and the discount rate used. The assessment of management’s estimate of the recoverable amount and the underlying assumptions requires a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

We performed audit procedures related to the valuation of intangible assets, which included, among others, understanding management’s methodology for estimating the recoverable value and evaluating the appropriateness of the discounted cash flow model utilized. In addition, we tested the inputs and assumptions utilized by management regarding potential commercialization, expected market size and the probability of the products reaching the market by comparing these to statistical data for the clinical indications targeted and for other development projects within the industry. We also performed a sensitivity analysis of the Company’s discounted cash flow models. With the assistance of our valuation specialists, we evaluated the discount rates used by comparing these to rates used by peers, and tested the mathematical accuracy of calculations within the impairment models.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2004.

Stockholm, Sweden

April 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Calliditas Therapeutics AB

Opinion on Internal Control Over Financial Reporting

We have audited Calliditas Therapeutics AB’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Calliditas Therapeutics AB (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the Entity-level Control Environment, Financial Statement Close and Reporting Process, Impairment of Goodwill and Other Intangible Assets, Net Sales, Accounts Payable, Accrued Expenses and Operating Expenses, Payroll, and IT Processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated April 27, 2022, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2004.

Stockholm, Sweden

April 27, 2022

GROUP

Consolidated Statements of Income

		Year Ended December 31,
(SEK in thousands, except per share amounts)	Note	2021	2020	2019

Net sales	3	229,347	874	184,829

Research and development expenses	9,10	(357,485)	(241,371)	(149,826)
Administrative and selling expenses	6,8,9,10	(390,232)	(141,724)	(62,882)
Other operating income	4	259	2,501	4,385
Other operating expenses	5	(6,344)	—	(4,525)
Operating loss	7	(524,456)	(379,720)	(28,019)

Financial income	11	20,336	547	926
Financial expenses	12	(9,253)	(56,978)	(5,408)
Loss before income tax		(513,373)	(436,151)	(32,501)

Income tax expense	13	3,836	(360)	(77)

Loss for the year		(509,537)	(436,511)	(32,578)

Attributable to:
Equity holders of the Parent Company		(500,293)	(433,494)	(32,578)
Non-controlling interests		(9,244)	(3,017)	—
		(509,537)	(436,511)	(32,578)
Loss per share
Before and after dilution to ordinary equity holders of the Parent Company	14	(9.84)	(9.66)	(0.88)

GROUP

Consolidated Statements of Comprehensive Income

		Year Ended December 31,
(SEK in thousands)	Note	2021	2020	2019

Loss for the year		(509,537)	(436,511)	(32,578)

Other comprehensive income
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	21,25	(20,111)	(9,352)	(11)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		(20,111)	(9,352)	(11)

Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plans	27	1,993	1,216	—
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods		1,993	1,216	—

Other comprehensive income/(loss) for the year		(18,118)	(8,137)	(11)

Total comprehensive loss for the year		(527,655)	(444,648)	(32,589)

Attributable to:
Equity holders of the Parent Company		(519,189)	(438,343)	(32,589)
Non-controlling interests		(8,466)	(6,305)	—
		(527,655)	(444,648)	(32,589)

GROUP

Consolidated Statements of Financial Position

		December 31,
(SEK in thousands)	Note	2021	2020

ASSETS
Non-current assets
Intangible assets	15,16	399,418	418,825
Equipment	17	6,309	163
Right-of-use assets	8	33,300	5,244
Non-current financial assets	18,20,31	3,915	2,225
Deferred tax assets	19	4,196	600
Total non-current assets		447,138	427,057

Current assets
Inventory	29	889	—
Other current assets	20	11,343	22,801
Prepaid expenses	22	45,032	17,746
Cash	23	955,507	996,304
Total current assets		1,012,772	1,036,851

TOTAL ASSETS		1,459,910	1,463,908

EQUITY AND LIABILITIES
Equity	25
Share capital		2,094	1,998
Additional paid-in capital		2,459,741	2,133,179
Reserves		(26,979)	(6,090)
Retained earnings including net loss for the year		(1,426,574)	(918,596)
Equity attributable to equity holders of the Parent Company		1,008,281	1,210,491
Non-controlling interests		—	45,809
Total equity		1,008,281	1,256,300

Non-current liabilities
Provisions	15,26	14,530	6,391
Contingent consideration	30	54,399	48,969
Pension liabilities	27	3,182	8,296
Deferred tax liabilities	15,19	30,856	37,454
Non-current interesting-bearing liabilities	21	189,164	—
Non-current lease liabilities	8,20	24,052	878
Total non-current liabilities		316,184	101,989

Current liabilities
Accounts payable	20,21	67,971	53,827
Current tax liabilities		1,221	518
Other current liabilities	8,20	12,702	9,888
Accrued expenses and deferred revenue	28	53,553	41,386
Total current liabilities		135,446	105,619

TOTAL EQUITY AND LIABILITIES		1,459,910	1,463,908

GROUP

Consolidated Statements of Changes in Equity

	Attributable to the Equity Holders of the Parent Company
					Retained
					Earnings
			Additional		incl. Net		Non-
			Paid-in	Translation	Loss for		Controlling
(SEK in thousands)	Note	Share Capital	Capital	Reserve	the Year	Total	Interests	Total Equity
Opening equity January 1, 2019		1,408	1,072,319	(34)	(455,518)	618,175	—	618,175
Loss for the year		—	—	—	(32,578)	(32,578)	—	(32,578)
Other comprehensive income/(loss) for the year		—	—	(11)	—	(11)	—	(11)
Total comprehensive loss for the year		—	—	(11)	(32,578)	(32,589)	—	(32,589)
Transactions with owners:
New share issue		140	210,177	—	—	210,317	—	210,317
Costs attributable to new share issue		—	(10,915)	—	—	(10,915)	—	(10,915)
Premiums from warrants issuance	10	—	2,834	—	—	2,834	—	2,834
Share-based payments	10	—	249	—	—	249	—	249
Total transactions with owners		140	202,345	—	—	202,485	—	202,485
Closing equity December 31, 2019		1,548	1,274,664	(45)	(488,096)	788,071	—	788,071

Opening equity January 1, 2020		1,548	1,274,664	(45)	(488,096)	788,071	—	788,071
Loss for the year		—	—	—	(433,494)	(433,494)	(3,017)	(436,511)
Other comprehensive income/(loss) for the year		—	—	(6,045)	1,196	(4,849)	(3,288)	(8,137)
Total comprehensive loss for the year		—	—	(6,045)	(432,298)	(438,343)	(6,305)	(444,648)
Transactions with owners:
New share issue		397	890,990	—	—	891,388	—	891,388
Costs attributable to new share issue		—	(97,686)	—	—	(97,686)	—	(97,686)
Exercise of warrants		52	59,199	—	—	59,251	—	59,251
Share-based payments	10	—	6,012	—	—	6,012	—	6,012
Non-controlling interests from business combinations	15	—	—	—	—	—	136,084	136,084
Purchase of non-controlling interests		—	—	—	1,798	1,798	(83,970)	(82,172)
Total transactions with owners		449	858,516	—	1,798	860,763	52,114	912,877
Closing equity December 31, 2020	10,15,25	1,998	2,133,179	(6,090)	(918,596)	1,210,491	45,809	1,256,300

Opening equity January 1, 2021		1,998	2,133,179	(6,090)	(918,596)	1,210,491	45,809	1,256,300
Loss for the year		—	—	—	(500,293)	(500,293)	(9,244)	(509,537)
Other comprehensive income/(loss) for the year				(20,889)	1,993	(18,896)	778	(18,118)
Total comprehensive loss for the year		—	—	(20,889)	(498,300)	(519,189)	(8,466)	(527,655)
Transactions with owners:
New share issue		96	323,904	—	—	324,000	—	324,000
Contribution from non-controlling interest		—	—	—	—	—	2,282	2,282
Costs attributable to new share issue		—	(20,909)	—	—	(20,909)	—	(20,909)
Share-based payments	15	—	23,567	—	—	23,567	—	23,567
Purchase of non-controlling interests		—	—	—	(9,678)	(9,678)	(39,625)	(49,303)
Total transactions with owners		96	326,562	—	(9,678)	316,980	(37,343)	279,637
Closing equity December 31, 2021	10,15,25	2,094	2,459,741	(26,979)	(1,426,574)	1,008,281	—	1,008,281

GROUP

Consolidated Statements of Cash Flows

		Year Ended December 31,
(SEK in thousands)	Note	2021	2020	2019

Operating activities
Operating loss		(524,456)	(379,720)	(28,019)
Adjustments for non-cash items	23	66,676	15,465	2,308
Interest received		102	1,912	926
Interest paid		(5,432)	(393)	(325)
Income taxes paid		(3,949)	(528)	—
Cash flow from operating activities before changes in working capital		(467,058)	(363,264)	(25,110)

Cash flow from changes in working capital
Changes in inventory		(949)	—	—
Changes in operating receivables		(11,712)	8,033	(53,546)
Changes in operating liabilities		18,131	46,050	7,645
Cash flow from operating activities		(461,588)	(309,181)	(71,011)

Investing activities
Acquisition of a subsidiary, net of cash acquired	15	—	(172,602)	—
Purchase of equipment	17	(6,588)	—	(118)
Investments in non-current financial assets	18	(1,686)	(5)	(1,888)
Purchase of intangible assets	16	(16,066)	—	(16,066)
Cash flow from investing activities		(24,340)	(172,607)	(18,072)

Financing activities
New share issue		324,000	891,388	210,317
Costs attributable to new share issue		(20,909)	(95,937)	(12,663)
Exercise of warrants		—	59,251	—
Premiums from warrants issuance		—	—	2,834
Purchase of non-controlling interests		(49,303)	(82,172)	—
Contribution from non-controlling interests		2,282	—	—
New borrowings	21	199,524	—	—
Costs attributable to new loans		(14,858)	—	—
Repayment of lease liabilities		(5,575)	(3,972)	(1,652)
Cash flow from financing activities		435,162	768,558	198,835

Net increase/(decrease) in cash		(50,766)	286,770	109,752
Cash at beginning of the year		996,304	753,540	646,175
Exchange-rate difference in cash		9,969	(44,006)	(2,387)
Cash at the end of the year	23	955,507	996,304	753,540

GROUP

Notes to Consolidated Financial Statements

(SEK in thousands, except per share amounts or as otherwise indicated)

Description of Business

Calliditas Therapeutics AB (publ) (“Calliditas” or the “Parent Company”), with corporate registration number 556659-9766, and its subsidiaries (collectively, the “Group”) conduct development and commercial activities in pharmaceuticals. These consolidated financial statements encompass the Group, domiciled in Stockholm, Sweden, and its subsidiaries for the year ended December 31, 2021, December 31, 2020 and December 31, 2019. The group has elected to present in addition to minimum periods required under IFRS, a consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of cash flows, and consolidated statement of changes in equity, for an additional comparative period.

Calliditas is clinical-stage biopharmaceutical company focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. The registered address of the corporate headquarters is Kungsbron 1, D5, Stockholm, Sweden.

Calliditas was founded as a public limited liability company under the laws of Sweden on February 20, 2004 under the name Pharmalink AB and registered with the Swedish Companies Registration Office on April 15, 2004. As of December 31, 2021, Calliditas is the Parent Company of four subsidiaries located in Sweden, France and in the United States. The Swedish subsidiary is Nefecon AB which is conducting no operating activities. The subsidiaries in the United States are Calliditas Therapeutics US Inc and Calliditas NA Enterprises Inc, who are conducting pre-commercialization and commercialization activites activities in the United States, respectively. The French subsidiary is Calliditas Therapeutics France SAS located in France which is conducting preclinical activities.

The Board of Directors (the “Board”) approved, and authorized for issuance, these consolidated financial statements on April 27, 2022, which will be presented for adoption at the Annual General Meeting on May 19, 2022.

Note 1 Significant Accounting Policies

Basis for Preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) as adopted by the European Union (EU). In addition, the consolidated financial statements comply with the recommendation of the Swedish Financial Reporting Board RFR 1, Supplementary Accounting Regulations for Groups.

The accounting policies stated below have, unless otherwise stated, been applied consistently over all periods presented in the consolidated financial statements. The Group’s accounting policies have been applied consistently by the Group’s companies. The consolidated financial statements provide comparative information in respect of the previous period.

Functional Currency and Reporting Currency

The Parent Company’s functional currency is Swedish Kronor (SEK), which is also the presentation currency of the Group. This means that the financial statements are presented in Swedish kronor (SEK) and all amounts, unless otherwise stated, are rounded to the nearest thousand (SEK 000s).

Basis for Valuation and Current versus Non-Current Classification

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets (including derivative financial instrument) and contingent consideration that have been measured at fair value through profit or loss

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is expected to be realized within twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is due to be settled within twelve months after the reporting period. The Group classifies all other liabilities as non-current.

Basis for Consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries as of December 31, 2021. Control is achieved when the Parent Company has control over the investee, the Parent Company is exposed to or has rights to variable returns from its involvement in the investee, and the Parent Company has the ability to use its power over the investee to affect the amount of the investor’s returns, which normally means that the Parent Company owns more than half of the number of votes for all of the shares and participations.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes of the control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

All subsidiaries are consolidated using the acquisition method. The cost of an acquisition is measured as the fair value of assets that have been provided as payment along with any liabilities taken over or which have arisen at the acquisition date. With the acquisition method, the fair value of acquired identifiable assets, assumed liabilities and contingent liabilities in a business combination, regardless of the scope of any non-controlling interest, are measured at fair value as of the acquisition date. Any surplus arising from the difference between cost and fair value of identifiable acquired assets, liabilities and contingent liabilities is recognized as goodwill. If the cost amount is less than the fair value of the acquired net assets, it is recognized in the consolidated statements of income.

Subsidiaries that were acquired during the financial year are included in the consolidated financial statements as soon as the controlling interest has been transferred to the Group. Subsidiaries that were disposed during the financial year are included in the consolidated financial statements up until the date when the controlling interest no longer exists.

For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative and selling expenses in the consolidated statements of income.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

New and Amended Standards and Interpretations

Updated standards and interpretations from IASB and IFRIC interpretations that came into effect for the year ended December 31, 2021 have had no material impact on the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Future Standards and New Interpretations

Other future or altered standards or interpretations that the IASB has published are not expected to have any significant impact on the financial statements for the Group.

Revenue

The Group is in the business of identifying, developing and commercializing novel treatments in orphan indications. Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. During 2021, the Group generated revenue from contracts for outlicensing Nefecon to Everest Medicines for the Chinese region and Singapore, a contract initially entered into in 2019, and to Stada Arzneimittel for the EEA member states, Switzerland and the UK, a contract initially entered into in 2021.

The Group recognizes revenue as the identified performance obligations are performed. Outlicensing contracts consists of multiple performance obligations, as they contain multiple goods or services that could be sold on a stand-alone basis, and that are distinct within the context of the contract. Accordingly, the Group allocates the transaction price based on the relative stand-alone selling prices of the performance obligations, which requires identifying the performance obligations in the contracts, and allocating the transaction price between these. The allocation of the transaction price has a significant impact on the Group's revenue recognition, as the revenue recognition patterns differ between the performance obligations. The identification of performance obligations and the allocation of the transaction price between these is hence a significant accounting judgment and estimate (refer also to Note 2).

The Group's revenues for the financial year 2021 is allocated based on the following identified performance obligations:

1) Outlicensing of Nefecon to Everest Medicines for the Chinese region and Singapore, and to Stada Arzneimittel for the EEA region.

2) Certain regulatory services to Stada Arzneimittel related to the EU regulatory approval process.

Revenue for the outlicensing of Nefecon for the Chinese region and Singapore, as well as the EEA region, is recognized at the point in time when control of the intellectual property is transferred. The revenue allocated to the performance obligation is based on the residual approach, and consists of the total transaction price for each contract after deducting the stand-alone selling price of all other performance obligations. Revenue for the provision of certain regulatory services to Stada is reported over time as the services are performed, and the allocation of revenue to the performance obligation is based on the expected costs to provide the service, and a profit margin based on comparable companies. In the prior year, the Group recognized revenue for a performance obligation to provide pharmaceutical goods for clinical trials to Everest Medicines. The revenue allocated to this performance obligation was based on the expected costs to provide the goods, and a profit margin based on comparable companies.

These contracts with customers consist of fixed remuneration as well as variable remuneration in the form of regulatory and commercial milestones, and sales-based royalties. Variable remuneration (for example, attributable to future regulatory milestones) are initially considered constrained, as there is significant uncertainty as to whether these will occur. Compensation attributable to sales-based milestones or royalties is not recognized until the sale that results in the right to the royalties have occurred.

Inventory

Inventory is recognized as the lower of the acquisition cost and the net realizable value. The acquisition cost for completed goods and goods being manufactured comprises raw materials and other direct costs and applicable indirect manufacturing costs. The net realizable value is the estimated sale price in operating activities. By continuously monitoring inventory, we ensure that it is dispatched based on its shelf life and moving average basis. When necessary, impairment of inventory is performed within the frame of normal business operations and is recognized in costs of goods sold.

Financial Income

Financial income consists of interest income and foreign exchange gains. Interest income is recognized in accordance with the effective interest method. Effective interest is the interest that discounts estimated future receipts and payments during a financial instrument’s anticipated duration to the financial asset’s or liability’s recognized net value.

The calculation contains all costs included in the effective interest paid by the parties to the contract, transaction costs and all other premiums and discounts. Dividends received are recognized when the right to receive a dividend has been established. Foreign exchange gains and losses are netted.

Research and Development

Research and development expenses consist primarily of costs incurred for the Group’s development activities, including the development of the Group’s product candidates. The Group expenses research and development costs as incurred. The Group recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided by Calliditas’ service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the consolidated financial statements as a prepaid expense or accrued expense. Research and development tax credits are recognized in Sweden and in France. In Sweden tax credits are recognized on social security costs and in France tax credits are recognized on accredited suppliers. These research and development tax credits are recognized as an offset to research and development expenses in the consolidated statements of income.

Administrative and Selling

Administrative and selling expenses consist of salaries and other related costs for personnel in the Group’s executive, finance, corporate, market access, commercialization and business development and administrative functions. Administrative and selling expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, related travel expenses and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs.

Employee Benefits

Short-term benefits

Current employee benefits such as salaries, social security costs, vacation pay and bonuses are expensed during the period in which employees perform the service.

Pensions

The Group has both defined-contribution and defined-benefit pension plans, and most employees are covered by and recognized in the defined-contribution pension plans. Employees in France and Switzerland are covered by defined-benefit pension plans. All other employees were covered by defined-contribution pension plans. See Note 27 Pension Liabilities for more information.

Defined-contribution pension plans

A defined-contribution pension plan is a pension plan according to which the Group pays fixed premiums to a separate legal entity. The Group does not have any legal or informal obligation to pay further premiums if this legal entity does not have sufficient assets to pay the full remuneration to employees corresponding to their service during the current or previous periods. The Group therefore has no further risk. The Group’s obligations relating to fees for defined-contribution plans are expensed in profit or loss as they are accrued due to the employee performing services for the Group over a period.

Defined-benefit pension plans

In defined-benefit plans, the pension is determined as a percentage of the pensionable final salary, based on the employee’s length of service and average final salary. The Group is responsible for ensuring that the established benefits are paid out. The defined-benefit pension obligations are recognized in the consolidated statements of financial position as the net total of the estimated present value of the obligations and the fair value of the plan assets, which are recognized as a provision or a non-current financial receivable. For defined-benefit plans, pension expense and commitments are calculated using the applicable principles of IAS 19. This calculation is performed annually by independent actuaries. The Group’s obligations are measured at the present value of expected future payments.

Actuarial gains and losses may arise in connection with the determination of the present value of the obligations and the fair value of plan assets. These arise either because the fair value differs from the previous assumption, or the assumptions change. Actuarial gains and losses are recognized in the consolidated statements of comprehensive income in the period in which they arise. Interest expense, less the estimated return on plan assets, is classified as a financial expense. Other cost items in the pension expense are charged to operating profit.

Severance pay

An expense for remuneration in connection with termination of employment of personnel is recognized only if the Group is committed, without any realistic possibility of withdrawal, by a formal detailed plan to eliminate a position in advance of when that position would normally expire. When remuneration is paid as an offer to encourage voluntary termination of employment, the cost is recognized if it is probable that the offer will be accepted and the number of employees that will accept the offer can be reliably estimated.

Share-based payments

Share-based payments in the Group refers to option programs and performance-based share award programs, which are regulated by equity instruments. In cases where the fair value of the instrument exceeds what the employee paid, the difference is recognized as a personnel cost. The fair value of options is determined at the allotment date using the Black-Scholes model for pricing of options. The valuation of the performance share awards is based on a discounted model with Monte Carlo simulation of the share price’s development for the share-related parts and with estimated probabilities for the outcome of the market conditions. The cost is recognized, together with a corresponding increase in equity, during the period in which the service conditions are met, up to and including, the date on which the employees concerned are fully eligible for compensation.

Social security costs attributable to equity-related instruments to employees as remuneration for purchased services shall be expensed over the periods during which the services are performed. The cost should then be measured using the same valuation model used when the options were issued. The provision recognized must be revalued at each reporting period on the basis of a calculation of the social security costs that may be paid when the instruments are resolved.

Leases

Lessee

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities for future remaining lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the estimated lease term, which currently is two to three years for the Group’s leases.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the commencement date, because the interest rate implicit in the lease is not readily determinable. Following the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments). The Group’s lease liabilities are included in Non-current lease liabilities and other current liabilities in the consolidated statements of financial position (see Note 8 Leases and 20 Financial and Non-Financial Assets and Liabilities).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (i.e., those leases that have a lease term of twelve months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as an expense on a straight-line basis over the lease term.

Financial Expenses

Financial expenses mainly consist of realized and unrealized losses on foreign exchange derivative instruments and unrealized foreign exchange losses. Foreign exchange gains and losses are netted.

Taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in net profit for the year, except when the underlying transaction is recognized in other comprehensive income or equity with the related tax effect recognized in other comprehensive income and in equity.

Current tax is the tax that is to be paid or received in the current year, with the application of the tax rates that have been enacted or substantively enacted by the end of the reporting period. Current tax also includes adjustments of current tax attributable to prior periods.

Deferred tax is recognized on all temporary differences that arise between the tax value of assets and liabilities and their carrying amounts. Temporary differences attributable to participations in Group companies is not recognized, since it is unlikely that such a reversal will take place in the foreseeable future.

The valuation of deferred tax is based on how the underlying assets or liabilities are expected to be realized or settled. Deferred tax is measured with the application of the tax rates and tax rules decided or announced on the closing date, and that are expected to apply when the deferred tax asset in question is realized or the deferred tax liability is settled. Deferred tax liabilities and deferred tax assets are offset as far as possible within the framework of local laws and regulations on taxation.

Deferred tax assets on deductible temporary differences and loss carryforwards are recognized only to the extent that it is probable that it will be possible to utilize these, or to the extent that there are temporary differences which these can be utilized to offset. A provision for deferred tax assets will be recognized when it is no longer deemed probable that they can be utilized.

Intangible Assets

Intangible assets in the Group consist of licenses and similar rights and goodwill.

Licenses and similar rights

The acquisition of Genkyotex SA resulted in the Group acquiring the rights to the NOX platform as well as goodwill.

The NOX platform, including the lead compound setanaxib, enables the identification of orally available small molecules which selectively inhibit specific NOX enzymes that amplify multiple disease processes such as fibrosis and inflammation.

In the prior year the Group had acquired the product candidate Budenofalk 3 mg oral capsule from the German pharmaceutical company Dr Falk Pharma GmbH for development of the pipeline portfolio related to orphan liver disease, such as AIH, in the United States.

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

Goodwill

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

Research and development expenses

Development expenditures are recognized as an intangible asset when related development projects meet the criteria for capitalization. The most important criteria for capitalization are that the final product of the development process will generate future economic benefits or the ability of cost-savings capacity, including the technical feasibility of completing the intangible asset. Research and development expense are otherwise recognized as operating expenses. Full market approval has not yet been obtained for the Group’s products and, accordingly, the Group deems that the conditions for capitalizing development expenditures are not met.

Amortization

Amortization of the intangible assets begins when the asset can be used, that is, when it is in the place and in the condition required to be able to use it in the manner intended by the Group’s management.

The Group’s expected finite useful life is:

– Licenses and similar rights – 6-15 years

Until market approval from regulatory authorities has been granted, amortization of “Licenses and Similar Rights” will not commence. As market approval has not yet been obtained, no other costs have been capitalized. Following market approval from regulatory authorities, “Licenses and Similar Rights” will be amortized on a straight-line basis over the expected useful life. Until a market approval of the product has been obtained, the asset is assessed for impairment at least once a year, or when there is an indication that the asset may be impaired.

Equipment

Equipment is recognized in the consolidated statement of financial position at cost less accumulated depreciation and impairment. Such cost includes the cost price and expenses directly attributable to the asset. Repairs and maintenance costs are expensed as incurred, while expenses for improvements are recognized as investments and added to the cost of the assets.

An item of equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

Depreciation

Equipment is depreciated on a straight-line basis over the expected useful life.

The Group’s expected useful life is:

– Equipment – 5 years

– Computers – 5 years

The residual values, useful lives, and methods of depreciation of equipment are reviewed at each financial year and adjusted prospectively, if appropriate. If there is an indication that an asset needs to be impaired, the asset is written down to its recoverable amount if this is lower than the carrying amount. The recoverable amount corresponds to the highest of net realizable value and value in use.

Impairment of Non-Financial Assets

Goodwill and intangible assets not yet available for use, are not amortized but the Group assesses for impairment at each reporting date, or when there is an indication that an asset may be impaired. Equipment that is depreciated is assessed for impairment whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

An impairment loss is made by the amount by which the asset’s carrying amount exceeds its recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating units’ (“CGU”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment measurement on intangible assets on a probability-adjusted cash flow model. The value of licenses is measured by estimating the expected future cash flows and present value adjustments to take into account the development risk. The valuation takes into account cash flow from potential commercialization during the expected useful life and does not include calculation of any residual value thereafter. The most critical assumptions mainly consist of assumptions about the timing of potential commercialization, market size, market share and probability of reaching the market.

When assessing the impairment requirement for goodwill, this is grouped at the lowest levels for which there are separately identifiable cash flows. Calliditas has made the assessment that the Group’s operations as a whole comprise a cash-generating unit.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Financial Assets and Financial Liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified at initial recognition, including on the basis of the purpose for which the instrument was acquired and managed. This classification determines the valuation of the instruments.

Initial recognition and measurement of financial assets

The Group’s financial assets consist of long-term receivables, other current receivables and cash, all of which are classified at amortized cost.

The instruments are classified into:

– Amortized cost, or

– Fair value through profit or loss

Financial assets at amortized cost are initially measured at fair value with the addition of transaction costs. Following the initial recognition, the assets are measured at amortized cost less a provision for losses on expected credit losses. Assets classified at amortized cost are held according to the business model to collect contractual cash flows that are only payments of capital amount and interest on the outstanding capital amount.

Initial recognition and measurement of financial liabilities

The Group’s financial liabilities consist of contingent consideration related to business combinations, accounts payable and other current liabilities, all of which, except contingent consideration, are classified as amortized cost. Contingent consideration related to business combinations is classified at fair value through profit or loss.

The instruments are classified into:

– Amortized cost, or

– Fair value through profit or loss

Financial liabilities at amortized costs are initially measured at fair value, net of transaction costs. Subsequently periods are measured at amortized cost using the effective interest (EIR) method. Financial liabilities classified at fair value are measured both initially and in subsequent periods at fair value in the Group’s consolidated statements of financial position, where changes in fair value are recognized in the Group’s consolidated statements of income. The components of the change in fair value relating to exchange rate effects are recognized in net financial items and other changes in fair value are recognized in operating profit or loss.

Recognition and derecognition

A financial asset or financial liability is recognized in the consolidated statement of financial position when the Group becomes a party in accordance with the contractual terms of the instrument. Debt is recognized when the counterparty has performed and a contractual obligation exists to pay, even if an invoice has not yet been received.

A financial asset is derecognized from the consolidated statement of financial position when the rights in the agreement are realized, expire or the Group loses control of them. A financial liability is derecognized from the consolidated statement of financial position when the contractual obligation is fulfilled or otherwise extinguished. The same applies to part of a financial asset or financial liability.

Gains and losses from derecognition from the consolidated statement of financial position are recorded in the consolidated statement of income.

A financial asset and financial liability are offset and recognized with a net amount in the consolidated statement of financial position only when there is a legal right to set off the amounts and that there is an intention to settle the items with a net amount or to simultaneously realize the asset and settle the debt.

Impairment of financial assets

The Group’s impairment model is based on expected credit losses and takes into account forward-looking information. The valuation of expected credit losses takes into account any collateral and other credit enhancements in the form of guarantees. See Note 21 Financial Risks for information on considerations relating to accounts receivable and deposits.

Cash

Cash is entirely comprised of cash at banks.

Equity

Common shares, other contributed capital and retained earnings are classified as equity. Financial instruments that meet the criteria for classification as equity are recognized as equity even if the financial instrument is legally structured as a liability. Transaction costs that are directly attributable to the issue of new shares or options are recognized net after tax in equity as a deduction from the issue proceeds.

Warrants

The Group has only issued warrants that were transferred at fair value. Premiums received for warrants granted to acquire shares in companies within the Group are recorded as additions to equity, based on the warrant premium, at the date when the warrant was transferred to the counterparty.

Option Program

The Group has issued an option program which constitutes share-based payments. The cost for the remuneration that is recognized in a period is dependent on the original valuation that was made on the date on which the contracts with the participants in the incentive programs were concluded, the number of months of service required for vesting of their options (accruals are made over this period), the number of options that are expected to be vested under the terms of the plans and a continuous reassessment of the value of the tax benefits for the participants under the plans (for determining provisions for social security expenses). Those estimates which affect the cost in a period and the corresponding increase in equity mainly refer to inputs for the valuation of the options. All the options are classified as equity-settled, as vested options are settled in equity. When the options are exercised, the company issues new shares.

Provisions

A provision differs from other liabilities in that there is uncertainty about the time of payment or the amount of the amount to settle the provision. A provision is recognized in the statement of financial position when there is an existing legal or informal obligation arising from past events, and it is likely that an outflow of financial resources will be required to settle the obligation and a reliable estimate of the amount can be made. The amount recognized is the best estimate of what is required to settle the existing obligation on the balance sheet date. Where the effect of when payment is made in time is significant, provisions are calculated by discounting the expected future cash flow.

Contingent Liabilities

A contingent liability is disclosed when there is a possible commitment originating from events that have occurred and whose occurrence is confirmed by one or several uncertain future events. An obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events is not recognized as a liability or provision.

Foreign Currency

Transactions in foreign currency

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

Translation from foreign operations

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

Earnings per Share

The calculation of earnings per share is based on the Group’s net loss for the year and on the weighted-average number of common shares outstanding during the year. In calculating earnings per share after dilution, earnings and the average number of shares are adjusted for the dilutive effects of potential common shares. Earnings per share is not adjusted for any dilution that results in a profit per share after dilution that is higher than profit per share before dilution, or loss per share that is lower than loss per share before dilution.

Cash Flow

The consolidated statement of cash flows is prepared in accordance with the indirect method. The recognized cash flow includes only transactions that involve inflows and outflows, divided into operating activities, investing activities and financing activities. Cash flows from inflows and outflows are recognized at gross amounts, except for transactions comprising large inflows and outflows that pertain to items that are traded quickly and have short terms.

Segment Information

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Group is the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system. The Group’s revenue is attributable to the Parent Company in Sweden and the non-current assets are located in Sweden, France and Switzerland.

Note 2 Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Group’s consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the recorded amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements, estimates and assumptions are evaluated on an ongoing basis. Changes in judgements, estimates and assumptions are recognized in the period the change has occurred if the change only affects that period, and future periods if the change affects both the current period and future periods.

Revenue Recognition

As described in Note 1, the Group recognizes revenue as identified performance obligations are performed. The outlicensing contracts which the company has entered into consists of multiple performance obligations, as they contain multiple goods or services that could be sold on a stand-alone basis, and that are distinct within the context of the contract. Accordingly, the Group allocates the transaction price based on the relative stand-alone selling prices of the performance obligations, which requires identifying the performance obligations in the contracts, and allocating the transaction price between these.

Revenue for the outlicensing of Nefecon is recognized at the point in time when control of the intellectual property is transferred, while revenue for the provision of certain regulatory services is reported over time as the services are performed. The revenue allocated to the performance obligation for outlicensing is based on the residual approach, and consists of the total transaction price for each contract after deducting the stand- alone selling price of all other performance obligations, and the allocation of revenue to the performance obligation for regulatory services is based on the expected costs to provide the service, with the addition of a profit margin based on comparable companies. The identification of and allocation of the transaction price between these performance obligations hence has a significant impact on the Group's revenue recognition, as the revenue recognition patterns differ between the performance obligations.

Specifically, the significant accounting judgments and estimates within revenue recognition include determining which promises within each contract are distinct, estimating the expected costs to fulfil the performance obligations that are not based on the residual method, and determining an appropriate profit margin for these. The Group determines the expected costs to complete these performance obligations through an input model based on the expected hours of work required by the Group's personnel, as well as expected costs to be incurred from the Group's suppliers. The Group then determines an appropriate profit margin by identifying comparable peer companies that provide such services separately, and bases the margin rate on these. The Group then recognizes revenue for the performance obligation to provide regulatory services as these costs are incurred. These estimates are forward-looking and could be affected by differences between expected and actual costs incurred to fulfil the performance obligations. Management's estimate of the total costs as a measure of progress to completion of the performance obligation hence requires the use of assumptions and estimates.

The revenue contracts also contain variable remuneration in the form of regulatory and commercial milestones. Variable remuneration is initially considered constrained, as there is significant uncertainty as to whether the associated milestones will occur. Compensation attributable to sales-based milestones or royalties is not recognized until the sale that results in the right to the royalties have occurred. Determining whether the criteria for recognition of the variable remuneration has been met hence has significant effects on revenue recognition, and requires significant judgment by Management.

Purchase Price Allocation

The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries involves that items in the acquired company’s balance sheet as well as items that have not been recognized in the acquired company’s balance sheet should be valued at fair value. The valuation of NOX platform is based on the Multiple Excess Earnings Method (MEEM).

Intangible Assets

The Group’s intangible assets are essentially attributable to the Group acquiring the rights to the NOX platform, as well as goodwill in connection with the acquisition of Genkyotex SA. In addition, to the previous in-licensing agreement of Budenofalk 3mg oral capsule from the German pharmaceutical company Dr Falk Pharma GmbH. For goodwill and intangible assets not yet available for use the Group assesses for impairment at each reporting date based on their recoverable amounts, including key assumptions such as the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rates. See below and Note 16 Intangible Assets and Impairment Testing.

Goodwill and intangible assets, not yet available for use

The Group conducts impairment testing, at least annually, for goodwill and intangible assets, not yet available for use, in accordance with the policy described in Note 1 Significant Accounting Policies. The recoverable amount of the cash-generating unit is determined by calculating the value in use. This calculation requires certain judgments and assumptions to be made, see Note 16 Intangible Assets and Impairment Testing. As of December 31, 2021, the Group’s goodwill amounted to SEK 37 227 and other intangible assets amounted to SEK 362 191. The impairment testing resulted in impairment of SEK 27 975 related to the vaccine platform (SIIL-agreement) where the development of the product cannot be expected to generate future cash flows.

Capitalization of intangible assets

The Group capitalizes expenditures for the development of pharmaceuticals to the extent that it is expected to meet the criteria in accordance with IAS 38 — Intangible Assets. The decision to capitalize is based on significant judgments made by management, including the technical feasibility of completing the intangible asset so that it will be available for use or sale and assumptions used to demonstrate that the asset will generate probable future economic benefits (e.g., projected cash flow projections, discount rate). The Group’s expenditures for the development of pharmaceuticals were not deemed to meet the capitalization criteria for the year ended December 31, 2021 and was thus expensed. Capitalization of expenditures are generally made in late stage of the development, for example after approval, depending on when the criteria are deemed to have been met. The reason for this is that before then it is uncertain whether the expenditure will generate future economic benefits and that financing the completion of the asset is not yet guaranteed.

US Food and Drug Administration (FDA) has approved TARPEYO in the US under accelerated approval. It is expected that TARPEYO will be available in the U.S. early in the first quarter of 2022. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory clinical trial and, accordingly, the conditions for capitalizing development expenditures may change to be reflected in the assumptions when they occur.

Loss Carryforwards

The Groups tax losses carried forward have not been recognized as deferred tax assets in the statement of financial position as of December 31, 2021, except for such circumstances where there are future temporary differences that such losses can be used to offset. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

The Group has identified an uncertain tax position in relation to the ability to use tax loss carried forward in France due to transactions performed historically. The related tax losses carried forward has not been recognized as deferred tax assets in the consolidated statements of financial position.

Assumptions for The Valuation of Pension Benefits

The valuation of pension commitments and pension expenses is based on the actuarial assumptions specified in Note 27 Pension Liabilities.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Note 3 Revenue from Contracts with Customers

The Group's revenues for the financial year 2021 are related to remuneration within the framework of outlicensing Nefecon to Everest for the Chinese region and Singapore and to Stada Arzneimittel in the EEA region. Revenues for the provision of certain regulatory services to Stada are reported over time as the services are performed, plus a fair market margin.

The Group has identified two performance obligations within the agreement with Stada:

1)	Out-licensing of the product candidate Nefecon in existing condition at the signing of the agreement, and
2)	Performance of certain regulatory services related to the MMA for EU.

The recognition of revenue is associated with significant accounting judgments and estimates, refer also to Note 2. Set out below is the Group’s revenue from contracts with customers:

	Year Ended December 31,
	2021	2020	2019
Type of goods or service
Out-licensing of the product candidate	225,252	—	184,829
Performance of certain regulatory services	4,095	—	—
Provision of drugs	—	874	—
Total	229,347	874	184,829

Geographical markets
Europe	201,878	—	—
China, Hong Kong, Macau, Taiwan and Singapore	27,469	874	184,829
Total	229,347	874	184,829

The total value of outstanding performance obligation to be performed in future periods amounted to SEK 4,095 as of December 31, 2021. No outstanding performance obligations existed as of December 31, 2020.

Note 4 Other Operating Income

	Year Ended December 31,
	2021	2020	2019
Exchange rate differences	149	2,501	4,385
Net gains on disposal of equipment	110	—	—
Total	259	2,501	4,385

Note 5 Other Operating Expenses

	Year Ended December 31,
	2021	2020	2019
Exchange rate differences	1,807	—	4,464
Net loss on disposal of equipment	67	—	61
Change in value of the contingent consideration at fair value	4,470	—	—
Total	6,344	—	4,525

Note 6 Auditors’ Fee

	Year Ended December 31,
	2021	2020	2019
EY
Audit services	6,235	4,449	645
Other audit activities	2,105	3,774	3,343
Tax advice	73	—	—
Other services	—	—	98
Total	8,413	8,223	4,086

KPMG
Audit services	472	102	—
Other audit activities	1,178	2,552	—
Total	1,650	2,654	—

Other auditors
Audit services	471	102	—
Other audit activities	79	—	—
Total	550	102	—

Total audit fee	10,613	10,979	4,086

Audit assignments relate to the statutory audit of the financial statements and the accounts, as well as the management of the Board of Directors and the CEO. This includes other responsibilities that it is incumbent upon the company’s auditor to perform including providing advice or any other assistance that may result from observations in such review or the conduct of such other responsibilities.

Other auditing activities are those services in accordance with a special agreement on financial statements. Other services include advice on accounting issues and advice on processes and internal control.

Note 7 Costs according to Type of Cost

	Year Ended December 31,
	2021	2020	2019
Other external expenses	549,079	311,329	176,729
Personnel costs	164,206	68,943	34,157
Depreciation on equipment’s and right-of-use assets	34,433	2,823	1,822
Other operating expenses	6,344	—	4,525
Total	754,062	383,095	217,233

Note 8 Leases

Right-of-use assets

	December 31,
	2021	2020
Opening balance	9,595	7,527
Additional agreements	34,944	98
Termination of agreement	(7,625)	—
Exchange differences	284	(8)
Additional agreements, through acquisition	—	1,978
Closing balance	37,198	9,595

Depreciation
Opening balance	(4,351)	(1,568)
Depreciation	(5,711)	(2,786)
Termination of agreement	6,456	—
Exchange differences	(292)	3
Closing balance	(3,898)	(4,351)

Net book value	33,300	5,244

Depreciation on right-of-use assets are included in the consolidated statements of income under Research and development expenses amounted to SEK 997 (SEK 165) for the year ended December 31, 2021 and 2020, respectively, and Administrative and selling expenses amounted to SEK 4,714 (SEK 2,621) for the year ended December 31, 2021 and 2020, respectively.

Lease liabilities

	December 31,
	2021	2020
Non-current lease liabilities	24,052	878
Current lease liabilities	9,591	3,908
Total	33,642	4,786

Lease liabilities are included in the consolidated statements of financial position under other non-current liabilities and other current liabilities. Changes in liabilities arising from financing activities, see Note 23 Cash for further information on leasing liabilities.

Maturity analysis on future lease liabilities

	December 31,
	2021	2020
<12 months	11,909	4,521
1-2 years	11,231	1,105
>2 years	16,256	—
	39,396	5,626

Future lease payments in accordance with the above are undiscounted and include variable fees.

The leases primarily comprise of leased premises for the Group. The lease agreements for leased premises have terms ending 2022 until 2026 respectively and can be extended unless one of the parties terminates the lease agreements. The Group cannot determine with reasonable certainty whether the extensions will take place based on the Group’s development and has therefore not expected utilization after the terms ending. Future lease payments are linked to the development in the CPI index, but with a limitation on negative index change. Index adjustments are included in the lease liability when they come into force and are then adjusted against the right-of-use asset. Lease of low-value assets consists mainly of storage and office equipment.

Social Security Costs and Pension Costs

	Year Ended December 31,
	2021	2020
Interest expenses attributable to lease liabilities	590	388
Expenses attributable to short-term lease	633	731
Expenses attributable to leasing agreements with low value	146	103
Expenses attributable to variable lease payments that are not included in lease liabilities	446	344
Expenses attributable to lease depreciation	5,711	2,786
Total expensed during the year	7,526	4,352

This year's lease payments in the Group	6,659	4,930

Note 9 Employees and Personnel Costs

Average Number of Employees

	Year Ended December 31,
	2021		2020		2019
	Number	% of Male	Number	% of Male	Number of	% of Male
	of Empl.	of Empl.	of Empl.	Empl.	of Empl.	Empl.
Parent Company
Sweden	29	40%	16	44%	13	38%
	29	40%	16	44%	13	38%
Subsidiaries
France	3	26%	—	—	—
Switzerland	6	47%	2	50%	—	—
United States	18	62%	5	100%	1	100%
	27	55%	7	86%	1	100%

Total for the Group	56	47%	23	57%	14	43%

Wages and Salaries, Pension Costs and Social Security Costs to the Board, Executive Management and Other Employees.

Wages and Salaries

	Year Ended December 31,
	2021	2020	2019
Parent Company
Board and executive management1)	27,792	19,211	13,109
Other employees	33,370	15,598	6,091

Subsidiaries
Board and executive management	4,983	3,184	2,973
Other employees	57,452	11,615	—
Total	123,597	49,608	22,173

1) Executive management includes CEO and other executive management.

Social Security Costs and Pension Costs

	Year Ended December 31,
	2021	2020	2019
Parent Company
Pension costs for the Board and executive management	1,785	1,748	1,644
Pension costs to other employees	4,084	1,666	1,180
Social security costs	17,088	12,330	3,008

Subsidiaries
Pension costs for the Board and executive management	167	129	—
Pension costs to other employees	928	506	—
Social security costs	8,596	225	299
Total	32,648	16,604	6,131

Gender Distribution Among the Board and Executive Management

	Year Ended December 31,
	2021	2020	2019
Percentage of women on the Board	60%	60%	33%
Percentage of men on the Board	40%	40%	67%
Percentage of women among other executive management	33%	33%	33%
Percentage of men among other executive management	67%	67%	67%

Disclosures Regarding Total Remuneration of the Board and Executive Management

	Year Ended December 31, 2021
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	898	—	—	—	465	1,363

Board members
Hilde Furberg	336	—	—	—	162	499
Lennart Hansson	360	—	—	—	162	522
Diane Parks	421	—	—	—	162	584
Molly Henderson	539	—	—	—	124	664

Executive management
CEO	4,860	760	1,840	—	3,270	10,730

Other executive management (5 people)	11,279	1,193	2,335	—	5,561	20,367
of which relates to subsidiaries	2,775	167	694	—	1,515	5,151
Total	18,694	1,953	4,175	—	9,906	34,728

	Year Ended December 31, 2020
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	834	—	—	—	310	1,144

Board members
Thomas Eklund (until June, 2020)	72	—	—	—	43	115
Hilde Furberg	273	—	—	—	106	379
Lennart Hansson	281	—	—	—	106	387
Bengt Julander (until June, 2020)	58	—	—	—	—	58
Diane Parks	379	—	—	—	106	485
Molly Henderson (from June, 2020)	345	—	—	—	37	382

Executive management
CEO	3,401	678	1,357	—	1,094	6,530

Other executive management (5 people)	9,816	1,198	1,760	472	2,018	15,264
of which relates to subsidiaries	2,547	129	636	—	—	3,312
Total	15,459	1,876	3,117	472	3,820	24,744

	Year Ended December 31, 2019
	Basic Salary,		Variable	Other	Share-based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	402	—	—	—	101	503

Board members
Thomas Eklund	280	—	—	—	37	317
Hilde Furberg	180	—	—	—	37	217
Lennart Hansson	102	—	—	—	37	139
Bengt Julander	102	—	—	—	—	102
Diane Parks	201	—	—	—	37	238
Olav Hellebø (until May, 2019)	58	—	—	—	—	58

Executive management
CEO	2,634	510	956	—	—	4,100

Other executive management (8 people)	8,927	1,134	1,991	4,701	—	16,753
of which relates to subsidiaries	2,382	—	591	—	—	2,973
Total	12,886	1,644	2,947	4,701	249	22,427

Other Remuneration

Other remuneration comprises of fees for services rendered to the Parent Company. Management services purchased from Cordcom Consultants KB amounted to SEK 0 (SEK 472, SEK 853) for the year ended December 31, 2021, 2020 and 2019, respectively, and relates to the functions of a Head of Communications and Investor Relations that were outsourced to this entity. There were no services provided from Jedako Consult AB for the year ended December 31, 2021 and 2020, respectively, but for the year ended December 31, 2019 the Group purchased SEK 3,848. The services provided related to the function of a Chief Medical Officer that were outsourced to this entity.

Remuneration of Executive Management

Remuneration of the CEO and other executive management comprises base salary, pension benefits, variable remuneration and remuneration in the form of consultancy fees. Other executive management comprise the five individuals who, together with the CEO, comprise Executive Management. Other executive management are: Chief Financial Officer, Chief Medical Officer, Vice President Regulatory Affairs, President, North America and Vice President Operations.

Pensions

All pension commitments are defined-contribution plans for executive management. The payments made by the Group for defined contribution plans are recognized as expense in the statements of consolidated operations for the period to which they relate. The age of retirement for the CEO is 65 and the pension premium is 20% of base salary. Pension commitments for other Swedish executive management are between 15% and 20% of base salary. The age of retirement is 65 for all other executive management. Defined-benefit pension plans occurs only if required by law or other regulations. In such cases, the defined-benefit level shall be limited to the mandatory level. There are no other pension obligations.

Variable Remuneration

Variable remuneration refers to a variable bonus based on a fixed percentage of base salary. Outcome is based on a vesting period of one year and depends on fulfillment of a combination of predetermined personal targets and business targets. The maximum outcome for the CEO and for other executive management is 60% according to the guidelines for remuneration to executive management.

Severance Pay

A notice period of six months applies if employment is terminated by the CEO. A notice period of twelve months applies if employment is terminated by the Group. The CEO is not entitled to separate severance pay but is eligible to receive a salary during the period of notice. A mutual notice period of three to twelve months, with salary paid, applies between the Group and executive management. No severance pay is paid to Board members.

Guidelines for Executive Remuneration

At the 2021 Annual General Meeting the most recently adopted guidelines for executive remuneration was approved. Remuneration within the Group shall be based on principles of performance, competitiveness and fairness.

Executive management refer to the CEO and other members of the executive management, as well as board members. The guidelines shall apply to employment agreements concluded after the listing on Nasdaq Stockholm, as well as to changes in existing agreements after the listing.

The remuneration to the executive management may consist of fixed remuneration, variable remuneration, share and share price-related incentive programs, pension and other benefits. If local conditions justify variations in the remuneration principles, such variations may occur. The fixed remuneration shall reflect the individual’s responsibility and experience level. The fixed remuneration shall be reviewed annually. The executive management may be offered variable remuneration paid in cash. Such remuneration may not exceed 60 percent of the annual fixed remuneration. Variable remuneration shall be connected to predetermined and measurable criteria, designed with the aim of promoting the Groups long-term value creation. Remuneration and other terms of employment for the CEO are prepared by the Remuneration Committee and decided by the Board of Directors. Remuneration and other terms of employment for other members of the executive management are decided by the CEO, in accordance with principles decided by the Board of Directors and the Remuneration Committee.

The Board of Directors is entitled to deviate from the guidelines if the Board of Directors, in a certain case, deems that there are good reasons for the deviation. Decisions as to the current remuneration levels and other conditions for employment of the CEO and the other members of the executive management have been resolved by the Board of Directors. There are no previous payments that have not been due.

Note 10 Share-Based Payments

Warrants

The Group has two warrants programs, whereby personnel and certain other employees have purchased warrants at fair value with rights to acquire shares in the Parent Company. When warrant is exercised, the holder pays a subscription price and then receives one common share in the Parent Company. For the programs initiated in 2018 and 2019, the warrants can be exercised between January 1, 2022 and March 31, 2022 and between October 1, 2022 and December 31, 2022, respectively. If the warrant holder leaves the Group prior to exercise, the Group has the option to repurchase a certain number of warrants, depending on the time of leaving, at the lesser of fair value or the purchase price.

The warrants have been valued according to the Black & Scholes model, which means the value of the warrant depends on factors including the value of the underlying share, which in this case is the common share. For the programs initiated in 2018 and 2019, the observation period was short for the underlying share and the volatility was then based on the observation period with a discount as it normally decreases as the share’s history becomes longer. The risk-free interest rate is at the same level as Swedish government bonds with a corresponding term. Dividends are assumed to amount to zero during the period until the date of expiration.

Warrants Program 2018/2022

In 2018, a total of 856,586 warrants were issued to employees and key consultants in the Group. The warrants in the warrants program 2018/2022 can be exercised between January 1, 2022 and March 31, 2022, where each warrant gives the participant the right to subscribe for a new share in the company at a subscription price of SEK 74.30 per share.

Warrants Program 2019/2022

In 2019, a total of 422,500 warrants were issued to employees and key consultants in the Group. The warrants in the warrants program 2019/2022 can be exercised between October 1, 2022 and December 31, 2022, where each warrant gives the participant the right to subscribe for a new share in the company at a subscription price of SEK 74.50 per share.

	Accumulated No.	Weighted-Average
Allotted Warrants	of Outstanding	Exercise Price, SEK
As of December 31, 2019	2,575,586	58
Exercised during the period	(1,296,500)	42
As of December 31, 2020	1,279,086	74
Exercised during the period	—	—
As of December 31, 2021	1,279,086	74

The allocated weighted-average exercise price for warrants that are outstanding amounts to SEK 74, 74 and SEK 58 as of December 31, 2021, 2020 and 2019, respectively. During 2020, 5,186 warrants were exercised under the Warrant Program 2017/2020, where one warrant entitles to the subscription of 250 shares. The registration of the issue of shares amounted to 1,296,500 common shares.

	Warrants Outstanding as of			Inputs used for the Black & Scholes valuation
	December 31,	December 31,	December 31,	Exercise Price,	Price per		Value per Share				Expiration
Outstanding Warrants per Year	2019	2020	2021	SEK	Warrant in SEK		in SEK		Risk-Free Rate	Volatility	Date
Warrant program 2017/2020	1,296,500	—	—	42.36	0.28		21.18		(0.42)%	27%	2020-06-30
Warrant program 2018/2022	856,586	856,586	856,586	74.30	3.29		46.50		(0.28)%	33%	2022-03-31
Warrant program 2019/2022	422,500	422,500	422,500	74.50	6.69	*	54.39	*	(0.55) %*	36%*	2022-12-31
Total	2,575,586	1,279,086	1,279,086

* Average value

Changes and holdings of warrants for the Board, CEO, other executive management and other employees and consultants on the opening and closing balance are presented below;

	Warrants Outstanding as of
Holder	January 1, 2019	Change	December 31, 2019	Change	December 31, 2020	Change	December 31, 2021
CEO Renée Lucander	719,500	195,000	914,500	(369,500)	545,000	—	545,000
Board member Thomas Eklund (until June, 2020)	111,250	—	111,250	(111,250)	—	—	—
Board member Hilde Furberg	29,500	—	29,500	(29,500)	—	—	—
Other executive management	727,086	107,500	834,586	(397,086)	437,500	—	437,500
Other employees, consultants and external parties	930,750	(245,000)	685,750	(389,164)	296,586	—	296,586
Total	2,518,086	57,500	2,575,586	(1,296,500)	1,279,086	—	1,279,086

Option Program

In 2020 and 2021, respectively, Calliditas implemented option programs for employees and key consultants in Calliditas. The options were allotted free of charge to participants of the program. The options have a three-year vesting period calculated from the allotment date, provided that, with customary exceptions, the participants remain as employees of, or continue to provide services to, Calliditas. Once the options are vested, they can be exercised within a one-year period.

Each vested option entitles the holder to acquire one share in Calliditas at a predetermined price. The price per share is to be equivalent to 115% of the weighted average price that the company’s shares were traded for on Nasdaq Stockholm during the ten trading days preceding the allotment date. The options have, at the time of issue, been valued according to the Black & Scholes valuation model.

Changes and holdings of options for CEO, other executive management and other employees and consultants on the opening and closing balance are presented below:

	Options Outstanding as of
Holder	January 1, 2019	Change	December 31, 2019	Change	December 31, 2020	Change	December 31, 2021
Renée Aguiar-Lucander, CEO	—	—	—	225,000	225,000	71,000	296,000
Other executive management	—	—	—	415,000	415,000	120,000	535,000
Other employees and consultants	—	—	—	449,000	449,000	1,009,000	1,458,000
Total	—	—	—	1,089,000	1,089,000	1,200,000	2,289,000

Calculation of fair value of option program

The fair value on the allotment date was calculated using an adapted version of the Black & Scholes valuation model, which takes into consideration the exercise price, the term of the options, share price on the allotment date and expected volatility in the share price, and risk-free interest for the term of the options.

			Fair Value upon			No. of Shares
			Issue of the Options,	Exercise		covered by
	Grant Date	Exercise Date	SEK	Price, SEK	Volatility	Options
ESOP 2020:1	July 1, 2020	July 1, 2023	22.14	121.43	39.6%	859,000
ESOP 2020:2	September 17,2020	September 17,2023	22.50	116.78	41.6%	99,000
ESOP 2020:3	February 4, 2021	February 4, 2024	30.41	145.05	44.3%	60,000
ESOP 2020:4	Mars 9, 2021	Mars 9, 2024	30.41	141.26	45.2%	421,000
ESOP 2021:1	Jun 14, 2021	Jun 14, 2024	35.8	140.71	46.0%	510,000
ESOP 2021:2	September 29,2021	September 29,2024	25.2	109.38	47.5%	340,000
						2,289,000

The total cost of the outstanding option program is presented below. These costs do not affect the Groups consolidated statement of cash flows. The Group has 3,000,000 warrants which are set aside to secure the delivery of shares in connection with the utilization of the option program. For additional information see Note 25 Equity.

	Year Ended December 31,
	2021	2020	2019
Share-based payments	24,737	5,304	—
Provisions attributable to changes in social security costs (Share-based payments)	9,992	3,164	—
Total	34,729	8,468	—

Share-Based Payments

Board LTIP 2019

This is a performance-based long-term incentive program for certain members of the Board of Directors in Calliditas. A total of 51,399 share awards is outstanding for the incentive program 2019. The share awards are gradually vested over three years until the AGM 2022 or June 1, 2022, whichever is the earliest, based on the development of Calliditas share price during the period from May 8, 2019 through on June 1, 2022. The share awards are vested by 1/3 at the end of each period, provided that the participant is still a member of the Board of Calliditas that day.

In addition to these conditions for vesting, the share awards are subject to performance-based vesting based on the development of Calliditas share price. If Calliditas share price has increased by more than 60 percent, 100 percent of the share awards shall be earned, and if the share price has increased by 20 percent, 33 percent of the share awards shall be vested. In the event of an increase in the share price by between 20 and 60 percent, vesting will be linear. If the share price has increased by less than 20 percent, no vesting will take place. Each share award entitles the holder to receive a share in Calliditas free of charge, provided that the holder is still a member of the Board of Calliditas at the relevant vesting date.

Changes and holdings of share awards for the Board on the opening and closing balance are presented below:

	Share Awards Outstanding as of
Holder	January 1, 2019	Change	December 31, 2019	Change	December 31, 2020	Change	December 31, 2021
Elmar Schnee, Chairman of the Board	—	23,236	23,236	—	23,236	—	23,236
Thomas Eklund, Board member (until June, 2020)	—	8,449	8,449	(5,633)	2,816	—	2,816
Hilde Furberg, Board member	—	8,449	8,449	—	8,449	—	8,449
Lennart Hansson, Board member	—	8,449	8,449	—	8,449	—	8,449
Diane Parks, Board member	—	8,449	8,449	—	8,449	—	8,449
Total	—	57,032	57,032	(5,633)	51,399	—	51,399

Calculation of fair value of share-based payments (Board LTIP 2019)

Fair value at grant day has been measured using a Monte Carlo simulation of future share price developments. The simulated share price trend has been used to both calculate the outcome of the program and the value of each share at the time of acquisition (present value adjusted to the grant date).

		Fair Value	Number
	Exercised	at Grant	of Share
	Date	Date	Awards
Board LTIP 2019	June 1, 2022	22.49	51,399

The total cost of the outstanding share-based payments is presented below. These costs do not affect the Groups consolidated statement of cash flows. The Group has 70,000 warrants which are set aside to secure the delivery of shares in connection with the utilization of the Board LTIP 2019. For additional information see Note 25 Equity.

	Year Ended December 31,
	2021	2020	2019
Share-based payments	396	440	249
Provisions attributable to changes in social security costs (Share-based payments)	—	1,426	175
Total	396	1,866	424

Board LTIP 2020

This is a performance-based long-term incentive program for certain members of the Board of Directors in Calliditas. A total of 31,371 share awards is outstanding for the incentive program 2020. The share awards are gradually vested over three years until the AGM 2023 or July 1, 2023, whichever is the earliest, based on the development of Calliditas share price during the period from the date the share awards are allocated (grant date) up to and including the day before the vesting date. The share awards are vested by 1/3 at the end of each period, provided that the participant is still a member of the Board of Calliditas that day.

In addition to these conditions for vesting, the share awards are subject to performance-based vesting based on the development of Calliditas share price. If Calliditas share price has increased by more than 60 percent, 100 percent of the share awards shall be earned, and if the share price has increased by 20 percent, 33 percent of the share awards shall be vested. In the event of an increase in the share price by between 20 and 60 percent, vesting will be linear. If the share price has increased by less than 20 percent, no vesting will take place. Each share award entitles the holder to receive a share in Calliditas free of charge, provided that the holder is still a member of the Board of Calliditas at the relevant vesting date.

Changes and holdings of share awards for the Board on the opening and closing balance are presented below:

	Share Awards Outstanding as of
	January		December		December		December
Holder	1, 2019	Change	31, 2019	Change	31, 2020	Change	31, 2021
Elmar Schnee, Chairman of the Board	—	—	—	14,063	14,063	—	14,063
Hilde Furberg, Board member	—	—	—	4,327	4,327	—	4,327
Lennart Hansson, Board member	—	—	—	4,327	4,327	—	4,327
Diane Parks, Board member	—	—	—	4,327	4,327	—	4,327
Molly Henderson, Board member	—	—	—	4,327	4,327	—	4,327
Total	—	—	—	31,371	31,371	—	31,371

Calculation of fair value of share-based payments (Board LTIP 2020)

Fair value at grant day has been measured using a Monte Carlo simulation of future share price developments. The simulated share price trend has been used to both calculate the outcome of the program and the value of each share at the time of acquisition (present value adjusted to the grant date).

		Fair Value at	Number of
	Exercised Date	Grant Date	Share Awards
Board LTIP 2020	July 1, 2023	33.97	31,371

The total cost of the outstanding share-based payments is presented below. These costs do not affect the Groups consolidated statement of cash flows. The Group has 40,000 warrants which are set aside to secure the delivery of shares in connection with the utilization of the Board LTIP 2020. For additional information see Note 25 Equity.

	Year Ended December 31,
	2021	2020	2019
Share-based payments	445	267	—
Provisions attributable to changes in social security costs (Share-based payments)	171	207	—
Total	616	474	—

Board LTIP 2021

This is a performance-based long-term incentive program for certain members of the Board of Directors in Calliditas. A total of 31,371 share awards is outstanding for the incentive program 2021. The share awards are gradually vested over three years until the AGM 2024 or July 1, 2024, whichever is the earliest, based on the development of Calliditas share price during the period from the date the share awards are allocated (grant date) up to and including the day before the vesting date. The share awards are vested by 1/3 at the end of each period, provided that the participant is still a member of the Board of Calliditas that day.

In addition to these conditions for vesting, the share awards are subject to performance-based vesting based on the development of Calliditas share price. If Calliditas share price has increased by more than 60 percent, 100 percent of the share awards shall be earned, and if the share price has increased by 20 percent, 33 percent of the share awards shall be vested. In the event of an increase in the share price by between 20 and 60 percent, vesting will be linear. If the share price has increased by less than 20 percent, no vesting will take place. Each share award entitles the holder to receive a share in Calliditas free of charge, provided that the holder is still a member of the Board of Calliditas at the relevant vesting date.

Changes and holdings of share awards for the Board on the opening and closing balance are presented below:

	Share Awards Outstanding as of
Holder	January 1, 2019	Change	December 31, 2019	Change	December 31, 2020	Change	December 31, 2021
Elmar Schnee, Chairman of the Board	—	—	—	—	—	10,624	10,624
Hilde Furberg, Board member	—	—	—	—	—	4,086	4,086
Lennart Hansson, Board member	—	—	—	—	—	4,086	4,086
Diane Parks, Board member	—	—	—	—	—	4,086	4,086
Molly Henderson, Board member	—	—	—	—	—	4,086	4,086
Total	—	—	—	—	—	26,968	26,968

Calculation of fair value of share-based payments (Board LTIP 2021)

Fair value at grant day has been measured using a Monte Carlo simulation of future share price developments. The simulated share price trend has been used to both calculate the outcome of the program and the value of each share at the time of acquisition (present value adjusted to the grant date).

		Fair Value at	Number of
	Exercised Date	Grant Date	Share Awards
Board LTIP 2021	July 1, 2024	62.34	26,968

The total cost of the outstanding share-based payments is presented below. These costs do not affect the Groups consolidated statement of cash flows. The Group has 32,000 warrants which are set aside to secure the delivery of shares in connection with the utilization of the Board LTIP 2021. For additional information see Note 25 Equity.

	Year Ended December 31,
	2021	2020	2019
Share-based payments	431	—	—
Provisions attributable to changes in social security costs (Share-based payments)	126	—	—
Total	557	—	—

Note 11 Financial Income

	Year Ended December 31,
	2021	2020	2019
Interest income	102	547	926
Exchange rate differences	20,234	—	—
Total	20,336	547	926

Note 12 Financial Expenses

	Year Ended December 31,
	2021	2020	2019
Interest on lease liabilities	(590)	(388)	(307)
Other interest expenses	(6,518)	(5)	(18)
Exchange rate differences	—	(53,267)	(2,383)
Changes in FX options measured at fair value	—	(3,318)	(2,700)
Other financial expenses	(2,145)	—	—
Total	(9,253)	(56,978)	(5,408)

Note 13 Income Tax Expense

	Year Ended December 31,
	2021	2020	2019
Current income taxes	(4,581)	(1,035)	(77)
Deferred tax	8,417	675	—
Income tax expense recognized in the consolidated statements of income	3,836	(360)	(77)

	Year Ended December 31,
	2021	2020	2019
Reconciliation of effective tax rate
Accounting loss before income tax	(513,373)	(436,151)	(32,501)
Tax in accordance with applicable tax rate in Sweden 20,6% (21,4%,21,4)%	105,755	93,336	6,955

Tax effect of:
Effect of other tax rates for foreign subsidiaries	11,481	680	2
Tax attributable to non-deductible tax losses carried forward and unrecognized deferred tax assets	(101,785)	(91,725)	(6,316)
Non-deductible expenses	(11,615)	(2,652)	(782)
Non-taxable income	0	1	64
Income tax expense recognized in the consolidated statements of income	3,836	(360)	(77)

At the effective income tax rate	1%	0%	0%

The Group has costs attributable to new share issue amounted to SEK 20,909 (SEK 97,686 and SEK 10,915) for the year ended December 31, 2021,2020 and 2019, respectively, which are recognized directly against equity. These costs are deductible for tax purposes.

The Group has SEK 3,200,911 (SEK 2,704,803, SEK 578,117) of tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2021, 2020, and 2019, respectively. The tax losses carried forward are allocated between Sweden of SEK 1,436,157, France of SEK 1,080,573 and Switzerland of SEK 684,181, where the tax losses carried forward in Sweden and France may be carried forward indefinitely, but in Switzerland there is a time limit of seven years. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

Note 14 Earnings per Share

	Year Ended December 31,
	2021	2020	2019
Loss per share before and after dilution
Net loss for the year attributable to equity holders of the Parent Company	(500,293)	(433,494)	(32,578)
Weighted-average number of common shares outstanding	50,829,255	44,873,448	36,940,587
Loss per share before and after dilution	(9.84)	(9.66)	(0.88)

For calculation of earnings per share after dilution, the weighted-average number of outstanding ordinary shares is adjusted for the dilution effect of all potential ordinary shares. The Parent Company has a category of potential common stock with dilution effect: stock options. These potential common shares are attributable to the options and performance shares granted during the years 2018 – 2021. For additional information see Note 10  Share-Based Payments. If the profit for the year is negative, the options are not considered dilutive. The options also do not impact the numerator in the earnings per share calculation, including the addition of the value of remaining future services to report during the vesting period, exceeding the average market price for the period. There is no dilution effect for issued warrants and options with entitlement to subscribe to 3,568,086 shares, since the Group is in a loss position for the year ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively. Further, there is no dilution effect for issued share awards with entitlement to receive 109,738 shares, due to performance-based vesting.

For disclosures regarding the number of outstanding shares, refer to Note 25 Equity.

Note 15 Business Combinations

On November 3, 2020, Calliditas acquired a controlling interest in Genkyotex SA, a biopharmaceutical company specializing in NOX therapies with offices in France and Switzerland. Its unique platform enables the identification of orally available small molecules which selectively inhibit specific NOX enzymes that amplify multiple disease processes such as fibrosis and inflammation. The purpose of the acquisition is that it adds a late-stage orphan pipeline asset and platform in inflammation and fibrosis to the Groups product portfolio in orphan diseases.

The fair value of the acquired assets and assessed liabilities for the acquisition of Genkyotex SA in 2020 was preliminarily established for the first 12 months and have thereafter been finalized.

The fair value of the acquisitions of Genkyotex have changed due to allocation of assets and liabilities to Switzerland and therefore IFRS adjustments were made to the acquisition values.

There were no business acquisitions during the financial year 2021.

	Preliminary	Adjustments	Final
The assets and liabilities recognized in conjunction with the acquisition are as follows:
Intangible assets: NOX Platform	382,521	(34,349)	348,124
Intangible assets: Other licenses	28,893	—	28,893
Non-current assets	2,438	—	2,438
Other current assets	10,022	—	10,022
Cash	32,265	—	32,265
Pension liabilities	(9,410)	—	(9,410)
Deferred tax liabilities	(82,683)	43,971	(38,712)
Other non-current liabilities	(643)	—	(643)
Other current liabilities	(20,677)	—	(20,677)
Acquired identified assets	342,726	9,574	352,300
Non-controlling interests	(136,084)	—	(136,084)
Goodwill	48,839	(9,574)	39,265
Acquired net assets	255,481	—	255,481

The gross amounts of acquired receivables does not differ significantly from fair value.

The below table describes the adjustments to the Group opening balance sheet from the finalization of the fair value.

		December 31,
(SEK in thousands)	2020	Adjustment	2020

ASSETS
Non-current assets
Intangible assets	461,367	(42,542)	418,825
Equipment	163	—	163
Right-of-use assets	5,244	—	5,244
Non-current financial assets	2,225	—	2,225
Deferred tax assets	600	—	600
Total non-current assets	469,599	(42,542)	427,057

Current assets
Total current assets	1,036,851	—	1,036,851
TOTAL ASSETS	1,506,450	(42,542)	1,463,908

EQUITY AND LIABILITIES
Equity
Total equity	1,256,300	—	1,256,300

Non-current liabilities
Provisions	55,361	—	55,361
Pensions Liabilities	8,296	—	8,296
Deferred tax liabilities	79,996	(42,542)	37,454
Lease liabilities	878	—	878
Total non-current liabilities	144,531	(42,542)	101,989

Currents liabilities
Total current liabilities	105,619	—	105,619
TOTAL EQUITY AND LIABILITIES	1,506,450	(42,542)	1,463,908

Note 16 Intangible Assets and Impairment Testing

	December 31,
	2021	2020
Licenses and similar rights
Cost at opening balance	380,836	16,066
Business combinations	—	377,017
Acquisition for the year	16,066	—
Exchange differences on translation	(6,736)	(12,247)
Cost at closing balance	390,166	380,836

Impairment
Cost at opening balance	—	—
Impairment	(27,975)	—
Cost at closing balance	(27,975)	—

Goodwill
Cost at opening balance	37,989	—
Business combinations	—	39,265
Exchange differences on translation	(762)	(1,276)
Cost at closing balance	37,227	37,989

Net book value	399,418	418,825

Intangible assets consist of licenses and similar rights of SEK 362,191 and goodwill of SEK 37,227.

Business combinations:

The acquisition of Genkyotex SA resulted in the Group acquiring the rights to the NOX platform and vaccine platform (SIIL agreement), as well as goodwill.

The net book value of the NOX platform amounts to SEK 330,059 as of December 31, 2021. The NOX platform constitutes a technology, including the lead compound setanaxib, enables the identification of orally available small molecules which selectively inhibit specific NOX enzymes that amplify multiple disease processes such as fibrosis and inflammation. The estimated fair value of the NOX platform was determined using the discounted cash flow (DCF) method, adjusted for the likelihood of occurrence.

The net book value of the vaccine platform (SIIL agreement), which is an out-license agreement with Serum Institute of India (SIIL) for the use of a vaccine technology, amounts to SEK 27,957 as of December 31, 2020 and written off as per December 31, 2021 since the project is not expected to generate future cash flows.

Goodwill amounts to SEK 37,227 as of December 31, 2021 and for further information please see Note 15 Business Combinations.

Impairment Testing of Intangible Assets

Goodwill

The assessment of the value of the Group’s goodwill is based on the fair value less cost of disposals for the smallest cash-generating unit, which for Calliditas is deemed to be the full Group. The impairment measurement is based on a probability-adjusted cash flow model, measured at Level 3 of the fair value hierarchy, where the most critical assumptions mainly consist of assumptions about the timing of potential commercialization, market size, market share and probability of reaching the market. The period for the forecast cash flow extends to 2035, where no terminal growth rate has been taken into account. As of December 31, 2021, the Group’s goodwill amounted to SEK 37,227. There is no impairment for the year ended December 31, 2021.

The following table shows the discount rate used before tax:

	Year Ended December 31,
	2021	2020
Parameter, %
Discount rate	11.0	10.5

Intangible assets, not yet available for use

These significantly consist of the NOX platform and Budenofalk 3 mg oral capsule, which are tested, at least, annually for impairment requirement. The technology and the rights were reviewed for impairment individually. The assessment of the value of the technology and the rights is based on the fair value less cost of disposals of each individual asset. The fair value less cost of disposals is based on cash flows that are expected to be generated over the remaining life of the asset.

The following table shows the discount rate used before tax:

	Year Ended December 31,
	2021	2020
Parameter, %
Discount rate NOX platform	17.7	18.8
Discount rate Vaccine platform	—	17.0
Discount rate Budenofalk 3 mg oral capsule	12.4	12.4

When the technology and the rights are tested for impairment requirement, a number of assumptions are made, where the most critical assumptions mainly consist of the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rate. The earlier in the chain of development the project is, the higher the risk. As it passes through the defined phases of development, the likelihood of reaching the market increases. The review of the technology and the rights showed no impairment requirement.

Note 17 Equipment

	December 31,
	2021	2020	2019
Cost at opening balance	214	118	813
Acquisition for the year	6,588	—	118
Disposal for the year	(118)	—	(813)
Exchange differences	389	(4)	—
Additional, through business combinations	—	100	—
Cost at closing balance	7,073	214	118

Depreciation at opening balance	(51)	(14)	(706)
Depreciation for the year	(465)	(37)	(44)
Disposal for the year	51	—	736
Exchange differences	(299)	—	—
Depreciation at closing balance	(764)	(51)	(14)

Net book value	6,309	163	104

Depreciation on equipment is included in the consolidated statement of income under Research and development expenses amounted to SEK 59 and Administrative and selling expenses amounted to SEK 406 (SEK 37 and SEK 44) for the year ended December 31, 2021, 2020 and 2019, respectively.

Note 18 Non-Current Financial Assets

	December 31,
	2021	2020	2019
Cost at opening balance	2,225	1,939	341
Bank guarantees granted	1,686	—	1,888
Reimbursement security deposit	—	—	(290)
Exchange differences	4	—	—
Acquisition through business combinations	—	286	—
Net book value	3,915	2,225	1,939

Non-current financial assets comprise of bank guarantees/deposits amounted to SEK 3,915 (SEK 2,225, SEK 1,939) as of December 31, 2021, 2020 and 2019, respectively.

Note 19 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and liabilities as of December 31, 2021

	Deferred Tax	Deferred Tax
	Assets	Liabilities	Net
Intangible assets	—	(46,175)	(46,175)
Tangible assets	—	(238)	(238)
Lease items net value	270	—	270
Personnel-related items	4,141	—	4,141
Tax loss carried forward	15,319	—	15,319
Other items	23	—	23
Total	19,753	(46,413)	(26,661)
Offsetting	(15,557)	15,557	—
Tax assets/liabilities, net	4,196	(30,856)	(26,661)

Tax losses carried forward of SEK 15,319 have been recognized as deferred tax assets in the statement of financial position as of December 31, 2021 due to future temporary differences that such asset can be used to offset.

For information regarding recognition of deferred tax losses, see Note 13 Income Tax Expense.

Change in deferred tax, 2021

	Cost at Opening Balance	Recognized in Profit or Loss	Exchange Differences	Cost at Closing Balance
Intangible assets	(47,120)	—	945	(46,175)
Tangible assets	—	(226)	(12)	(238)
Lease items net value	—	256	14	270
Personnel-related items	596	3,304	240	4,140
Tax loss carried forward	9,666	5,065	588	15,319
Other items	4	18	1	23
Total	(36,854)	8,417	1,776	(26,661)

Deferred tax assets and liabilities as of December 31, 2020

	Deferred Tax	Deferred Tax
	Assets	Liabilities	Net
Intangible assets	—	(47,120)	(47,120)
Personnel-related items	596	—	596
Tax loss carried forward	9,666	—	9,666
Other items	4	—	4
Total	10,266	(47,120)	(36,854)
Offsetting	(9,666)	9,666	—
Tax assets/liabilities, net	600	(37,454)	(36,854)

Tax losses carried forward of SEK 9,666 have been recognized as deferred tax assets in the statement of financial position as of December 31, 2020, due to future temporary differences that such asset can be used to offset.

Change in deferred tax, 2020

			Increase
	Cost at Opening	Recognized in	through Business	Cost at Closing
	Balance	Profit or Loss	Combinations	Balance
Intangible assets	—	—	(47,120)	(47,120)
Personnel-related items	—	596	—	596
Tax loss carried forward	—	—	9,666	9,666
Other items	—	4	—	4
Total	—	600	(37,454)	(36,854)

No deferred tax assets and deferred tax liabilities occurred for the financial year 2019.

Note 20 Financial and Non-Financial Assets and Liabilities

Financial and non-financial assets and liabilities as of December 31, 2021

		Financial
	Financial Assets	Assets
	Measured at	Measured	Non-	Total
	Fair Value through	at Amortized	Financial	Carrying
	Profit or Loss	Cost	Assets	Amount
Assets
Non-current financial assets	—	3,915	—	3,915
Cash	—	955,507	—	955,507
	—	959,422	—	959,422

	Financial Liabilities
	Measured at	Financial Liabilities	Non-	Total
	Fair Value through	Measured at	Financial	Carrying
	Profit or Loss	Amortized Cost	Liabilities	Amount
Liabilities
Contingent consideration	54,399	—	—	54,399
Non-current interesting-bearing liabilities	—	189,164	—	189,164
Non-current lease liabilities	—	24,052	—	24,052
Accounts payable	—	67,971	—	67,971
Other current liabilities	—	9,591	3,111	12,702
Accrued expenses and deferred revenue	—	25,168	28,385	53,553
	54,399	315,945	31,496	401,841

Financial and non-financial assets and liabilities as of December 31, 2020

	Financial Assets
	Measured at	Financial Assets	Non-	Total
	Fair Value through	Measured at	Financial	Carrying
	Profit or Loss	Amortized Cost	Assets	Amount
Assets
Non-current financial assets	—	2,225	—	2,225
Other current assets	—	112	22,689	22,801
Cash	—	996,304	—	996,304
	—	998,641	22,689	1,021,330

	Financial Liabilities
	Measured at	Financial Liabilities	Non-	Total
	Fair Value through	Measured at	Financial	Carrying
	Profit or Loss	Amortized Cost	Liabilities	Amount
Liabilities
Contingent consideration	48,969	—	—	48,969
Other non-current liabilities	—	878	—	878
Accounts payable	—	53,827	—	53,827
Other current liabilities	—	3,908	5,980	9,888
Accrued expenses and deferred revenue	—	24,890	16,496	41,386
	48,969	83,503	22,476	154,948

Financial assets valued at fair value through profit or loss consist of currency options. As of December 31, 2021 and 2020 respectively, there were no currency options outstanding since they had expired and as of December 31, 2019, currency options amounted to SEK 399. Currency options are valued at fair value based on calculation using the Black-Scholes option pricing model at Level 2 of the fair value hierarchy. Financial liabilities valued through profit or loss constitutes of contingent consideration in connection with the business combination of Genkyotex SA of SEK 54,399 (SEK 48,969) as of December 31, 2021 and 2020, respectively. The fair value of contingent consideration is measured at Level 3 of the fair value hierarchy.

The carrying amount for other items above is an approximation of the fair value, which is why these items are not separated into levels according to the fair value hierarchy.

Note 21 Financial Risks

Through its operations, the Group is exposed to a variety of financial risks: credit risk, market risk (currency risk, interest rate risk and other price risk), refinancing risk, liquidity risk and external risk. The Group’s overall risk management focuses on the unpredictability of the financial markets and it endeavors to minimize potentially unfavorable effects on the Group’s financial results.

The Group’s financial transactions and risks are managed centrally through the Group’s CFO and CEO. The overall objective for financial risks is to provide cost-efficient financing and liquidity management and to ensure that all payment commitments are managed in a timely manner.

The Board prepares written policies for both the overall risk management and for specific areas, such as credit risks, currency risks, interest rate risks, refinancing risks, liquidity risks and the use of derivative instruments and investment of surplus liquidity.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss for the Group. The Group’s exposure to credit risk is limited to deposits with banks with high credit ratings, which means the Group is of the opinion that there is no material credit risk, and accordingly no provision for credit risk is recognized.

Credit risk accounts receivable

The payment terms amount to 20 business days depending on the counterparty.

Days past due, but not impaired, receivables on the closing day is given below. There is no reserve for bad debts and no recognized credit losses.

	December 31,
	2021	2020	2019
Days past due account receivables	—	—	—
Not due account receivables	—	—	46,586
Total	—	—	46,586

The credit quality of receivables that are not past due or written down is deemed to be good. See Note 3 Revenue from Contracts with Customers for further information.

Market Risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The type of market risk that impacts the Group is currency risk. The Group does not currently have any loans or holdings that expose the group to interest rate risk or other price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from the Group’s purchases in foreign currencies. This exposure is known as transaction exposure. Currency risk is also found in the translation of the assets and liabilities of foreign operations to the Parent Company’s functional currency, known as translation exposure.

Interest Rate Risk

Interest rate risk is the risk that would be adversely impacted by changes in interest rates resulting from increased interest costs. Calliditas exposure to interest rate risk mainly occurs through external loans and cash. Calliditas financing sources primarily consist of equity and borrowings. In the case of interest-bearing borrowings, the Group is exposed to interest rate risk. The Group does not currently have any variable interest rate.

Transaction Exposure

Transaction exposure from contracted payment flows in foreign currency is limited in the Group. Refer to the table below for exposure in each currency.

		Operating
Currency Exposure 2021 (%)	Revenue	Expenses
USD	14%	43%
EUR	86%	36%
GBP	—	3%
SEK	—	18%

		Operating
Currency Exposure 2020 (%)	Revenue	Expenses
USD	100%	35%
EUR	—	36%
GBP	—	6%
SEK	—	23%

		Operating
Currency Exposure 2019 (%)	Revenue	Expenses
USD	100%	22%
EUR	—	54%
GBP	—	3%
SEK	—	21%

As presented in the table above, the Group’s primary transaction exposure is As presented in the table above, the Group’s primary transaction exposure is in Euro and U.S. dollar. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 909 (SEK 10,247, SEK 10,246). A 10% stronger U.S. dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 22,402 (SEK 9,979, pos. SEK 14,359).

Translation Exposure

The Group also has translation exposure that arises on the translation of earnings and net assets of foreign subsidiaries to the Swedish Kronor. Translation against U.S. dollar amounted to SEK 18,270 (SEK 1,256 as of December 31, 2021 and 2020. A 10% stronger Swedish Krona against the U.S. dollar would have a positive impact on equity of approximately SEK 1,827 (SEK 126). Translation against Euros amounted to SEK -93,814 (SEK 26,673) as of December 31, 2021 and 2020. A 10% stronger Swedish Krona against Euros would have a positive impact on equity of approximately SEK 9,381 (neg. SEK 2,667).

The Group also has a translation exposure arising from the translation of foreign trade debt to the Swedish Kronor. This exposure amounted to SEK 29,236 (SEK 15,811, SEK 5,866) at the closing date and in U.S. dollars SEK 10,707 (SEK 28,806, SEK 14,817) in Euros. A 10% stronger U.S. dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 2,924 (SEK 1,581, SEK 587). A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 1,071 (SEK 2,881, SEK 1,482).

Refinancing Risk

Refinancing risk refers to the risk that cash are not available and the risk that financing cannot be secured at a reasonable cost or at all. The Group is currently mainly financed by equity and thus is not exposed to large risk related to external loan financing. However, if the Group would increase the external loan financing, there would be a risk that the Group could not refinance these loans. Accordingly, the primary risks pertain to the risk of not securing additional contributions and investments from the shareholders.

Liquidity Risk

Liquidity risk is the risk that the Group encounters difficulties in meeting its obligations associated with financial liabilities. The Board manages liquidity risks by continuously monitoring cash flow so that it can reduce liquidity risk and ensure its solvency. Given that the Parent Company currently does not have its own earning ability, the Board carries out long-term work with owners and independent investors to ensure that liquidity is available to the Parent Company when a need arises.

The Group’s contractual and undiscounted interest payments and repayments of financial liabilities are presented in the table below. Amounts in foreign currency were translated to SEK at the closing day rate. Financial instruments with variable interest rates were measured at the rate on the closing date. Liabilities were included in the earliest period when repayment is required. For future lease payments see Note 8 Leases.

Maturity analysis

	December 31, 2021
	<6 months	6-12 months	>12 months
Accounts payable	67,971	—	—
Other current liabilities	7,906	4,796	—
Accrued expenses	47,753	5,800	—
Contingent consideration	—	—	54,399

	December 31, 2020
	<6 months	6-12 months	>12 months
Accounts payable	53,827	—	—
Other current liabilities	7,934	1,954	—
Accrued expenses	34,833	6,552	—
Contingent consideration	—	—	48,969

Non-current interest-bearing liabilities

	December 31,
	2021	2020	2019
Opening balance	—	—	—
New borrowings	199,524	—	—
Transaction cost paid	(14,858)	—	—
Interest expense	2,145	—	—
Exchange difference on translation	2,353	—	—
Closing balance	189,164	—	—

In July 2021, Calliditas signed a loan agreement of up to the euro equivalent of 75 million dollar with Kreos Capital. The loan facility is divided into three tranches of 25 million dollar each. Drawdown of the first 25 million dollar tranche was made in September, 2021. Drawdown of the second tranche of 25 million dollar can be made until 30 June 2022. Drawdown of the third and final 25 million dollar tranche can be made until 31 December 2022 and will be available subject to certain revenue milestones and coverage metrics. The interest rate on the loan is 9 % per annum with a maturity to December 2025, which is recognized at Net financial income/ (expenses). The loan has no financial covenants.

Note 22 Prepaid Expenses

	December 31,
	2021	2020
Prepaid insurance premiums	10,813	10,743
Prepaid expenses for research and development	27,888	640
Other prepaid expenses	6,331	6,363
Total	45,032	17,746

Note 23 Cash

	December 31,
	2021	2020	2019
Cash at Banks	955,507	996,304	753,540
Total	955,507	996,304	753,540

Cash and Banks balances are primarily in SEK and EUR.

Adjustments for non-cash items in the consolidated statements of cash flows:

	Year Ended December 31,
	2021	2020	2019
Depreciation and Impairment	34,433	2,823	1,822
Change in Provisions	10,326	6,634	175
Share-based payments	21,960	6,012	249
Other items	(43)	(4)	62
Total	66,676	15,465	2,308

Reconciliation of liabilities from financing activities

	January 1,		Non-Cash	December 31,
	2021	Cash-Flow	Items	2021
Non- current interest-bearing liabilities	—	184,667	4,497	189,164
Lease liabilities	4,786	(5,575)	34,431	33,642
	4,786	179,092	38,928	222,806

	January 1,		Non-Cash	December 31,
	2020	Cash-Flow	Items	2020
Lease liabilities	6,070	(3,972)	2,688	4,786
	6,070	(3,972)	2,688	4,786

Note 24 Group Companies

		Country of	% Equity Interest	% Equity Interest	% Equity Interest
Company	Principal Activities	Incorporation	2021	2020	2019
Parent Company
Calliditas Therapeutics AB	Research and development of pharmaceuticals	Sweden	—	—	—

Subsidiaries
Nefecon AB	Administration of incentive programs issued by the Parent Company	Sweden	100%	100%	100%
Calliditas NA Enterprises Inc,	Market access activities in the United States	United States	100%	100%	100%
Calliditas Therapeutics US Inc	Commercial activities in the United States	United States	100%	—	—
Calliditas Therapeutics France SAS	Research and development of pharmaceuticals	France	100%	86.2%	—
Calliditas Therapeutics Suisse S.A	Research and development of pharmaceuticals	Switzerland	100%	86.2%	—

For further information on the business combination of Genkyotex SA, see Note 15 Business Combinations.

Note 25 Equity

Share capital and other contributed capital

			Additional
	Number	Share	Paid-in
	of Shares	Capital	Capital
As of January 1, 2019	35,202,347	1,408	1,072,319
Premiums from warrants issuance	—	—	2,834
Share-based payment	—	—	249
New share issue	3,505,291	140	199,262
As of December 31, 2019	38,707,638	1,548	1,274,664

New share issue*	9,937,446	397	793,304
Exercise of warrants	1,296,500	52	59,199
Share-based payment	—	—	6,012
As of December 31, 2020	49,941,584	1,998	2,133,179

New share issue**	2,400,000	96	302,995
Share-based payment
	—	—	23,567
As of December 31, 2021
	52,341,584	2,094	2,459,741

*   Initial public offering on The Nasdaq Global Select Market in the United States in June 2020 and the following exercise of the partial over-allotment option from the IPO in July 2020.

** New share issue in August 2021

Share Capital

All shares have been fully paid and no shares are reserved for sale. All shares are common shares, confer the same entitlement to capital, and carry one vote. The quotient value is SEK 0.04 per share. No shares are held in treasury by the Parent Company or its subsidiaries.

Additional Paid-in Capital

Additional paid-in capital is comprised of capital contributed by the Parent Company’s owners, in the event of share premiums arising on share subscription, warrants premiums and accounted capital from warrants, and other financing treated as equity.

Translation Reserve

The reserves pertain in their entirety to translation reserves. The translation reserve includes all exchange rate differences arising on the translation of the financial statements from foreign operations.

	December 31,
	2021	2020	2019
Opening balance	(6,090)	(45)	(34)
Change for the year ended	(20,889)	(6,045)	(11)
Closing balance	(26,979)	(6,090)	(45)

Note 26 Provisions

Provisions as of December 31, 2021

	Social Security Costs on
	Share-Based Payment	Other Provisions	Provisions Net
Opening balance	4,972	1,419	6,391
Additional provisions during the year	8,112	—	8,112
Exchange differences	—	27	27
Total	13,084	1,446	14,530

Provisions as of December 31, 2020

	Social Security Costs on
	Share-Based Payment	Other Provisions	Provisions Net
Opening balance	175	—	175
Additional provisions during the year	4,797	1,443	6,240
Exchange differences	—	(24)	(24)
Total	4,972	1,419	6,391

Social Security Costs on Share-Based Payment

Refers to social security costs related to share-based payment. There is uncertainty as to when social security costs for share-based payments will be paid in the future, and what amount they will ultimately be adjusted to as it is dependent on market values at the time when performance shares are used.

Note 27 Pension Liabilities

Defined-Benefit Pension Plan

The defined-benefit pension obligations are based on actuarial principles. Calliditas has defined-benefit pension plans for the subsidiaries in France and Switzerland for retirement, death and disability. The present value of the obligation includes special payroll tax, in accordance with IAS 19, for the Swiss pension plans. Pension expenses are recognized under research and development expenses and administrative and selling expenses in the consolidated statements of income.

Net obligation per country

	December 31,
	2021	2020
Switzerland	(3,071)	(8,124)
France	(111)	(172)
Total	(3,182)	(8,296)

Changes in the defined-benefit pension obligations

	Defined Benefit	Defined Benefit
	Plan Obligation	Plan Obligation	Fair Value of Plan	Employee Benefit
	(Switzerland)	(France)	Assets (Switzerland)	Obligations
January 1, 2021	(19,193)	(172)	11,069	(8,296)

Service cost	(2,165)	(13)	—	(2,178)

Interest expense	(17)	0	10	(7)
Curtailment*	12,011	—	(7,805)	4,206
Employee contribution	—	—	704	704
Subtotal included in the statement of consolidated operations	9,829	(13)	(7,091)	2,725

Amounts paid/received	291	—	(291)	—

Return on assets (excluding interest expenses)	—	—	64	64
Actuarial gains/(losses) related to changes in demographic assumptions	349	77	—	426
Actuarial gains/(losses) related to changes in financial assumptions	1,120	—	—	1,120
Other actuarial gains/(losses)	360	—	—	360
Experience effect	—	—	—	—
Subtotal included in other items of comprehensive income	1,829	77	64	1,970

Employer contributions	—	—	704	704
Currency translation effect	(698)	(3)	705	(286)
December 31, 2021	(7,942)	(111)	4,871	(3,182)

*The change in the Curtailment refer to retirement obligation settlement connected to the departure of senior management member of Switzerland employees.

Changes in the defined-benefit pension obligations

	December 31, 2020
	Defined	Defined
	Benefit Plan	Benefit Plan	Fair Value	Employee
	Obligation	Obligation	of Plan Assets	Benefit
	(Switzerland)	(France)	(Switzerland)	Obligations
January 1, 2020	—	—	—	—

Business combinations	(19,565)	(211)	10,673	(9,103)

Service costs	(567)	(6)	—	(573)
Interest expense	(10)	—	6	(4)
Curtailment	(20)	—	10	(10)
Employee contribution	—	—	45	45
Subtotal included in the statement of consolidated operations	(597)	(6)	61	(542)

Amounts paid/received	(410)	—	410	—

Return on assets (excluding interest expenses)	—	—	(5)	(5)
Actuarial gains/(losses) related to changes in demographic assumptions	1,858	45	—	1,903
Actuarial gains/(losses) related to changes in financial assumptions	(273)	—	—	(273)
Other actuarial gains/(losses)	(411)	—	—	(411)
Subtotal included in other items of comprehensive income	1,174	45	(5)	1,214

Employer contributions	—	—	47	47
Currency translation effect	205	—	(117)	88
December 31, 2020	(19,193)	(172)	11,069	(8,296)

Distribution by plan assets (Switzerland)

	December 31,
	2021	2020
Cash	205	244
Bonds	2,801	6,365
Mortgage loans	667	1,516
Shares	92	365
Real estate	760	1,638
Other investments	346	941
Total	4,871	11,069

Of the plan assets above, SEK 2,801 (SEK 6,365) has a quoted price in an active market.

For pension obligations in France, there are no plan assets.

Risks connected to defined-benefit pension plans

Through its defined-benefit pension plans for post-employment benefits, the Group is exposed to a number of risks. The most significant risks are:

Life expectancy assumption: Most of the pension commitments entail that the employees covered by the plan will receive life-long benefits and, accordingly, the longer life expectancy assumptions will result in higher pension liabilities. This is particularly significant in the Swiss plan, in which inflation increases result in higher sensitivity to changes in life expectancy assumptions.

Inflation risk: Some of the plan’s pension commitments are linked to inflation. Higher inflation leads to higher liabilities (although, in most cases, a ceiling has been set for the level of inflation to protect the plan against exceptional increases in inflation). Most of the plan assets are either unaffected by (fixedrate bonds), or weakly correlated with (shares) inflation, which means that an increase in inflation will also increase the deficit.

Discount rate: A decrease in the interest rate on corporate bonds will increase the liabilities of the plan, although this will partially be offset by an increase in the value of the bond holdings. The Swiss pension plan is covered by The Swiss Federal Act on Occupational Retirement, Survivor’s and Disability Pension Plans (BVG).

The French pension plan is covered by the labor law and the collective bargaining agreement of the pharmaceutical industry. The Swiss and French plans are based on final salary.

Actuarial assumptions on the balance sheet date

	December 31,
	2021		2020
Swiss pension plan
Discount rate	0.35%		0.15%
Mortality table	LPP 2020 generation		LPP 2020 generation
Salary revaluation rate	1.00%		1.00%
Retirement pension inflation rate	0.50%		0.50%
Deposit rate on savings accounts	1.00%		1.00%
Turnover rate	10.00%		10.00%
Remaining life expectancy after retirement	22.3	years	23.3	years
Retirement age	65	years	65	years

Sensitivity analysis

	December 31,
	2021	2020
Pension commitments under current assumptions for Swiss pension plans	7,942	19,362
Discount rate , -0,5%	8,904	21,631
Discount rate , +0,5%	7,130	17,139
Retirement pension inflation rate, -0,5%	7,575	18,241
Retirement pension inflation rate, +0,5%	8,353	20,257
Salary revaluation rate, -0,5%	7,792	18,802
Salary revaluation rate, +0,5%	8,100	19,605

The amounts above show what the value of the pension obligation would have been assuming the change in the individual assumption. The sensitivity analyses are based on a change in one assumption, with all other assumptions remaining constant. In practice, this is highly unlikely to occur and some of the changes in the assumptions may be correlated. When calculating the sensitivity of the defined-benefit obligations to significant actuarial assumptions, the same method (present value of the defined-benefit obligation applying the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized in the consolidated statements of financial position.

As the defined benefit pension plans in France are deemed to be insignificant for the Group, no further information has been provided.

For the 2021 financial year, contributions to plans for post-employment benefits are expected to be SEK 555 (SEK 805). The weighted average maturity of the obligation is an estimated 22.3 (23.3) years.

There are no defined benefit pension plans for the 2019 financial year.

Note 28 Accrued Expenses and Deferred Revenue

	December 31,
	2021	2020
Vacation pay liabilities	6,107	4,921
Accrued salaries and Board fees	16,786	8,134
Social security costs	5,492	3,440
Deferred revenue	3,387	—
Accrued expenses for research and development	4,230	14,135
Accrued expenses for administrative and selling	17,551	10,756
Total	53,553	41,386

Note 29 Inventories

	December 31,
	2021	2020	2019
Raw materials	889	—	—

The groups inventories are recognized after US Food and Drug Administration (FDA) has approved TARPEYO in the US under accelerated approval.

Note 30 Contingent Consideration

Contingent consideration as of December 31, 2021

Contingent consideration
Opening balance	48,969
Change for the year	4,470
Exchange differences	960
Total	54,399

Contingent consideration as of December 31, 2020

Contingent consideration
Opening balance	—
Business acquisition	50,614
Exchange differences	(1,645)
Total	48,969

Contingent Consideration

In connection with the business combination of Genkyotex SA, the Group has undertaken to make potential future milestone payments relating to contingent consideration, provided that future regulatory approvals or marketing authorizations regarding setanaxib are obtained. The transaction stipulates the following contingent consideration:

●	Milestone 1: EUR 30.0 million if Genkyotex is granted the right to commercially manufacture, market and sell setanaxib in the United States by the FDA.
●	Milestone 2: EUR 15.0 million if Genkyotex is granted the right to commercially manufacture, market and sell setanaxib in the European Union by the European Commission.

●	Milestone 3: EUR 10.0 million if Genkyotex is, by the FDA or European Commission, granted the right to commercially manufacture, market and sell setanaxib in the United States or European Union for the treatment of IPF or Type 1 Diabetes.

The fair value of contingent consideration is measured at Level 3 of the fair value hierarchy. Contingent consideration is recognized as a financial liability in the consolidated statements of financial position, which is revalued at fair value each reporting period. Any revaluation gains and losses are recognized in the consolidated statements of income. The contingent consideration has been computed in accordance with the present value method and the probability has been taken into account if and when the various milestones will occur. The calculations are based on a discount rate of 10.0 percent. The most significant input affecting the valuation of the contingent consideration is the company’s estimate of the probability of the milestones being reached.

Note 31 Related-Party Transactions

For information regarding remuneration of executive management, refer to Note 9 Employees and Personnel Costs and Note 10 Share-Based Payments.

There are no additional agreements or transactions with related parties, other than those described in Notes 9 Employees and Personnel Costs and 10 Share-Based Payments.

Note 32 Pledged Assets, Contingent Liabilities and Other Obligations

The Group is required to pay Kyowa Kirin Services Ltd., f/k/a Archimedes Development Ltd (“Archimedes”) a fixed royalty of 3% of net sales of Nefecon/Tarpeyo covered by the license in according to the Group’s agreement with Archimedes pursuant to which Calliditas were granted (i) an exclusive license to joint intellectual property developed with Archimedes and (ii) a non-exclusive license to certain of Archimedes’ know-how as necessary or useful to develop and commercialize Nefecon or other product candidates.

The Group has exclusive rights to use, develop and market the formulation under the license agreement with Archimedes, and Archimedes only has rights to royalties when the product is sold in the future. The Group will then have an obligation to pay a low single digit percentage of royalties based on net sales until the exclusive license for the patent covering the formulation of Nefecon expires in 2029.

The Group has pledged assets amounted to SEK 3,915 (SEK 2,336) as of December 31, 2021 and 2020, respectively, which consist of restricted bank accounts and lease deposits. The assets are pledged for the benefit of certain lessors and other suppliers. The Group has no other obligations.

Note 33 Events After the Reporting Period

In January 2022, Calliditas announced the commercial availability and first sale of TARPEYO.

In March 2022, all 856,586 warrants were subscribed for in the 2018/2022 warrant program, which entitled to purchase of a new share in the parent company at a subscription price of SEK 74.30.