Form 20-F
period 2022-12-31
Calliditas Therapeutics AB
filed 2023-04-26
CIK 1795579

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, 59,572,587 common shares were outstanding, including common shares represented by American Depositary Shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b2 of the Exchange Act). Yes ☐ No ☒

-i-

-ii-

-iii-

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Calliditas Therapeutics AB,” “Calliditas Therapeutics,” “Calliditas,” “the company,” “we,” “us” and “our” refer to Calliditas Therapeutics AB and its wholly owned subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks, including, as of March 8, 2023, CALLIDITAS (registered in the European Union, or EU, in the United States and in other countries), CALLIDITAS THERAPEUTICS (registered in the United States), TARPEYO® (registered in the EU, in the United States, and registered or pending in other countries) and NEFECON (registered in the EU, in the United States, and in other countries). The trademark registrations for Kinpeygo®, previously owned by us, were transferred to our partner STADA Arzneimittel AG, or STADA. All other trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

TARPEYO is the brand name used in the United States for our product developed under the name Nefecon, and Kinpeygo is the brand name used in the United Kingdom, or UK, and EU for Nefecon. In general, in this annual report we use “TARPEYO” to describe the product commercialized in the United States, “Kinpeygo” to describe the product commercialized in the UK and EU and “Nefecon” for all other purposes, including for the global Nefecon product franchise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “is designed to,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing or the negative of these and similar expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to our management as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	the timing, scope or likelihood of regulatory filings and approvals with respect to Nefecon and our current and future product candidates, including full approval of TARPEYO® in the United States and Kinpeygo® in the EU and the UK;
●	our TARPEYO sales and commercialization efforts and their results;
●	our commercialization partner’s Kinpeygo sales and commercialization efforts and their results;
●	the timing, progress and results of development plans for global Nefecon franchise and our current and future product candidates;
●	our ability to secure payor approval of TARPEYO for its patient population on acceptable terms;
●	the ability of our commercialization partner to secure payor approval for Kinpeygo for its patient population on acceptable terms;
●	the potential attributes and benefits of Nefecon and our other product candidates and their competitive position with respect to alternative treatments;
●	the potential benefit of the FDA’s accelerated approval and Section 505(b)(2) application pathway, the European Commission’s conditional approval and hybrid marketing authorization application pathway, orphan drug designation and related market exclusivity for our products and product candidates, and equivalent foreign provisions;
●	our ability to successfully identify and develop our current and future product candidates;
●	the impact of the COVID-19 pandemic, geopolitical tension and other world events on our business and clinical trials as well as supply of API or other relevant components required for Nefecon and our current and future product candidates;
●	our expectations regarding the size and growth of the potential market and patient populations for TARPEYO, Kinpeygo and Nefecon and our current and future product candidates, if approved;
●	our manufacturing, commercialization and marketing capabilities and strategy;
●	the rate and degree of market acceptance and clinical utility of Nefecon and our present or future product candidates;
●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals, including sales and marketing personnel;
●	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

●	our competitive position, and developments and projections relating to our competitors and our industry;
●	our plans to enter into collaborations for commercialization of our products, product candidates or any future product candidates;
●	whether we are classified as a passive foreign investment company for current and future periods;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and
●	the impact of laws and regulations.

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

Information regarding market and industry statistics contained in this annual report is included based on information available to us that we believe is accurate. Forecasts and other forward-looking information obtained from this available information is subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

SUMMARY OF RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous material and other risks and uncertainties, including those described in “Item 3.D.—Risk Factors” in this annual report. The principal risks and uncertainties affecting our business include the following:

●	We are substantially dependent on the commercial success of the global Nefecon franchise. If we are unable to successfully commercialize Nefecon, our business will be materially harmed.
●	If we are unable to successfully complete clinical development of, obtain regulatory approval for and commercialize Nefecon and our present or future product candidates, or experience significant delays in doing so, our business will be materially harmed.
●	The regulatory approval processes of the FDA, the European Commission, or EC, and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain acceptance for filing and regulatory approval for our products and present or future product candidates, our business will be substantially harmed.
●	The use of proteinuria as a surrogate endpoint to support initial approvals of Nefecon is a novel approach in nephrology.
●	Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.
●	The results of early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in a clinical trial may not be indicative of results obtained when these trials are completed or in later-stage trials.
●	Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may be impacted as additional patient data become available and are subject to audit and verification procedures that could result in material changes in the conclusions based on the final analysis of the complete data set.
●	The target patient population of Nefecon for the treatment of IgAN is small and has not been definitively determined, and if the number of treatable patients for Nefecon or our present or future product candidates is lower than expected, our potential revenues from sales of our product candidates, if approved, and our ability to achieve profitability would be compromised.
●	We were not involved in the early development of setanaxib; therefore, we are dependent on third parties having properly conducted setanaxib’s preclinical research, manufacturing control and clinical development.
●	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
●	We have only recently begun commercialization of Nefecon (marketed under the brand name TARPEYO in the United States and under the brand name Kinpeygo by our partner STADA in the EU and UK) and we have never previously commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize Nefecon or any other approved products on our own or together with suitable partners.
●	We have incurred significant losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.
●	We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.
●	We have a limited operating history as a commercial company, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

●	We have entered into agreements with third parties to develop and commercialize Nefecon in jurisdictions outside the United States, if approved in such jurisdictions, and we plan to enter into additional agreements in the future with respect to any of our present or future product candidates that receive approval. If we are unable to establish and maintain such collaborations, we may not be successful in our commercialization efforts. If our commercialization partners do not satisfy their obligations or are unsuccessful, we could be adversely affected.
●	We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
●	Our business is subject to economic, political, regulatory and other risks associated with international operations.
●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations.
●	The rights of our shareholders may differ from the rights typically offered to shareholders of a US corporation.
●	If we were to be classified as a passive foreign investment company, there could be adverse US tax consequences to certain US holders.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.[Reserved]

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the US Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to the Development and Commercialization of Our Product Candidates

We are substantially dependent on the commercial success of the global Nefecon franchise. If we are unable to successfully commercialize Nefecon or experience significant delays in doing so, our business will be materially harmed.

We have sold Nefecon in the United States (marketed under the brand name TARPEYO®) only since January 2022 and our commercial partner in Europe, STADA, launched Kinpeygo® in Germany in October 2022. Our net sales for the year ended December 31, 2022 were SEK 802.9 million, of which TARPEYO® net sales amounted to SEK 372.2 million. We do not know whether such revenue levels will increase or be maintained in the future. Other than Nefecon, which has been approved under accelerated approval in the United States, and which was granted conditional marketing authorization in the EU and the UK, we currently have no products approved for commercial sale. Our success as a company is substantially dependent on our ability to generate revenue from sales of the global Nefecon franchise, which will depend on many factors including, but not limited to, our ability to:

●	obtain and maintain full approval of TARPEYO in the US;
●	execute our sales and marketing strategies for TARPEYO;
●	maintain and manage the necessary sales, marketing and other capabilities and infrastructure that are required to continue to successfully commercialize TARPEYO in the US;
●	achieve, maintain and grow market acceptance of the global Nefecon franchise and demand for TARPEYO;

●	establish or demonstrate in the medical community the safety and efficacy of Nefecon as compared to marketed products and product candidates currently in clinical development;
●	secure payor approval of TARPEYO for the patient population on acceptable terms;
●	offer TARPEYO at competitive prices as compared to alternative options, and our ability to achieve a suitable profit margin on our sales of TARPEYO;
●	adapt to additional changes to the label for TARPEYO in the US that could place restrictions on how we market and sell it, including as a result of adverse events observed in NefIgArd or other studies;
●	obtain and deliver adequate and timely supplies of Nefecon, which may in the future be adversely affected by factors relating to the COVID-19 pandemic, geopolitical tension, global supply chain disruptions and other world events;
●	comply with applicable legal and regulatory requirements;
●	deliver Nefecon to our partners in a timely manner;
●	maintain necessary state pharmaceutical distribution licenses and permits required for the sale of TARPEYO and a pharmacovigilance system satisfying applicable legal and regulatory requirements;
●	maintain our arrangements with third party logistics providers and specialty pharmacies to distribute TARPEYO to customers and to provide related patient and administrative support services;
●	enforce our intellectual property rights in and to TARPEYO and the global Nefecon franchise; and
●	avoid third-party patent interference or intellectual property infringement claims.

If we do not achieve or maintain one or more of these factors, many of which are beyond our control, in a timely manner or at all, we may not be able to generate material and continuing revenue from sales of Nefecon, which may materially impact the success of our business.

If we are unable to successfully complete clinical development of, obtain regulatory approval for and commercialize Nefecon and our present or future product candidates or experience significant delays in doing so, our business will be materially harmed.

We have not completed the clinical development of any product candidates other than TARPEYO and Kinpeygo and we cannot guarantee that any present or future product candidates will ever become marketable drug products. We also must successfully complete clinical development of Nefecon in order to achieve full marketing approval in the US, the EU and the UK.

To date, we have invested our efforts and financial resources primarily in the research and development of the global Nefecon franchise, and to building marketing, sales, market access and medical affairs functions in the United States. Nefecon was granted accelerated approval by the FDA in December 2021 and in July 2022, Nefecon was granted conditional marketing authorization by the EC. In February 2023, the UK Medicines and Healthcare Products Regulatory Agency, or MHRA also granted conditional marketing authorization for Nefecon. We reported topline results from the full NefIgArd clinical trial, including Part B, in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The results indicate that Nefecon was generally well-tolerated and the safety profile was consistent with that observed in Part A of the trial. The NefIgArd trial is expected to conclude in the third quarter of 2023 when the final 29 patients in China (not required for our regulatory purposes outside of China) have completed nine months of treatment and 15 months of observation. Although we believe that the data from Part B of the Phase 3 NefIgArd clinical trial supports regulatory filing for full approval, we cannot guarantee that Nefecon will receive full regulatory approvals on the timelines we expect or at all.

We are also developing setanaxib for the treatment of primary biliary cholangitis, or PBC, a fibrotic orphan disease, and for the treatment of squamous cell carcinoma of the head and neck, or SCCHN. Setanaxib has shown clinically relevant anti-fibrotic activity in a Phase 2 clinical trial in PBC, despite not achieving its primary endpoint. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b/3 clinical trial, in which we randomized the first patient in February 2022. Setanaxib will be administered to approximately 318 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to ursodeoxycholic acid, a generic drug also known as ursodiol or UDCA in a global trial conducted in up to 150 investigational centers. The primary endpoint is alkaline phosphatase (ALP) reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). Following favorable safety data from a Phase 1 study, this trial will evaluate two dosing regimens of 1200mg/daily and 1600mg/daily. An interim analysis will be conducted once the 99th randomized patient has completed the Week 24 visit, which is expected in the first half of 2024, subject to recruitment rate, and will determine which dose of setanaxib will be used for the Phase 3 part of the study. Setanaxib was granted fast track designation by the FDA in August 2021.We are currently also conducting a Phase 2, proof-of-concept trial of setanaxib in patients with SCCHN, which is evaluating administration of setanaxib in conjunction with immunotherapy targeting cancer-associated fibroblasts. The first patient was randomized in this trial in the second quarter of 2022 and we expect an interim biomarker readout in mid-2023.

Our near-term prospects, including our ability to finance our operations and generate revenue, will depend substantially on the successful development and commercialization of the global Nefecon franchise and, to a lesser degree, setanaxib. The clinical and commercial success of Nefecon, setanaxib and any other present or future product candidates will depend on a number of factors, including:

●	the timely completion of our planned and ongoing clinical trials;
●	our ability to demonstrate Nefecon’s and our present or future product candidates’ safety and efficacy to the satisfaction of the FDA, the EC or comparable foreign regulatory authorities based on the endpoints that we are evaluating in our planned and ongoing clinical trials;
●	our ability to comply with any requirements imposed by the FDA, the EC or comparable foreign regulatory authorities to conduct additional clinical trials in connection with approval to market Nefecon or our product candidates, including any additional testing following any accelerated approval or conditional authorization by such regulatory authorities;
●	our ability to obtain and maintain marketing approvals in the US, the EU, the UK or other jurisdictions;
●	our ability to obtain regulatory approval based on the data from the NefIgArd trial, to demonstrate safety and efficacy in our pivotal and potentially registrational Phase 2/3 TRANSFORM trial evaluating setanaxib in PBC and to establish proof of concept in our Phase 2 trial of setanaxib in SCCHN;
●	the prevalence and severity of adverse side effects of Nefecon and our present or future product candidates;
●	our ability to successfully commercialize TARPEYO and our present or future product candidates, if and when approved for marketing and sale by the FDA, the EC or comparable foreign regulatory authorities, whether alone or in collaboration with others;
●	our ability to develop, validate and maintain commercially viable manufacturing and testing processes and procedures that are compliant with current good manufacturing practices, or cGMP, and accepted by regulatory authorities;
●	the ability of our third-party manufacturers to manufacture quantities of Nefecon and our present or future product candidates using commercially sufficient processes complying with applicable regulatory requirements and practices at a scale sufficient to meet anticipated demand;
●	our success in educating physicians and patients about the benefits, risks, administration and use of Nefecon and our present or future product candidates;

●	achieving and maintaining compliance with all regulatory requirements applicable to Nefecon and our present or future product candidates;
●	acceptance of the Nefecon franchise and our present or future product candidates as safe and effective by patients and the medical community;
●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;
●	our ability to obtain and sustain an adequate level of coverage and reimbursement for Nefecon and our present or future product candidates by third-party payors and patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement;
●	the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations;
●	our ability to obtain, maintain, protect and enforce our intellectual property rights in and to Nefecon and our present or future product candidates;
●	our ability to avoid and defend against third-party patent interference or patent infringement claims or other intellectual property related claims;
●	a continued acceptable safety profile of Nefecon and our present or future product candidates following approval; and
●	our ability to raise sufficient capital resources to fund the commercialization of our approved products.

Many of these factors are beyond our control. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Nefecon or our present or future product candidates, which would materially harm our business. In addition, even if we were to obtain approval, regulatory authorities may approve our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Third-party payors or insurers may also condition or limit reimbursement of our products. Any of the foregoing scenarios could materially harm the commercial prospects for Nefecon, setanaxib and any other product candidates we develop. If we are not successful in commercializing Nefecon or our present or future product candidates, or are significantly delayed in doing so, our business will be materially harmed.

The regulatory approval processes of the FDA, EC and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain acceptance for filing and regulatory approval for any of our products or present or future product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, EC and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although Nefecon has been approved under accelerated approval by the FDA (under the brand name TARPEYO) and has received conditional marketing authorization in the EU and the UK (under the brand name Kinpeygo), it is possible that we and our licensees may not be able to obtain full marketing approval in these jurisdictions, approval for Nefecon in additional jurisdictions, or approval for setanaxib or other product candidates we may seek to develop in the future.

Any of our product candidates, including setanaxib and Nefecon, could fail to receive regulatory approval for many reasons, including the following:

●	to the extent that we seek approval for any additional product candidates based on evaluation of a surrogate marker, including as we did for Nefecon, we may be unable to utilize the accelerated approval pathway under Subpart H of the FDA’s New Drug Application, or NDA, regulations and comparable regulations promulgated in the EU or elsewhere if the appropriate regulatory authorities do not accept the proposed surrogate marker as the basis for an accelerated/conditional approval;
●	the data collected from clinical trials of a product candidate may not be sufficient to support the submission of an NDA to the FDA or other submission or to obtain regulatory approval in the United States, the EU or elsewhere;
●	the scientific advice and regulatory feedback provided by the FDA, the EMA, or comparable foreign regulatory authorities, as applicable, during the drug development phase is not legally binding, and the FDA, the EMA may depart from such advice and feedback on the basis of justified grounds during assessment of future marketing authorization applications;
●	we may be unable to demonstrate to the satisfaction of the FDA, the EMA and the EC or comparable foreign regulatory authorities that a product candidate is safe or effective for its proposed indication;
●	the results of clinical trials may not be sufficiently statistically significant or clinically meaningful as required by the FDA, the EMA, the EC or comparable foreign regulatory authorities for approval;
●	we may be unable to demonstrate that the product candidate’s clinical and other benefits outweigh its safety risks;
●	the FDA, the EMA, the EC or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical trials;
●	the FDA, the EMA, the EC or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes, quality control procedures or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
●	the approval policies or regulations of the FDA, the EC, or comparable foreign regulatory authorities or the laws they enforce may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy process towards approval as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, financial condition and results of operations. The FDA, EMA, EC and other comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EC or other comparable foreign regulatory authorities.

Additionally, disruptions at the FDA and other comparable foreign regulatory authorities and agencies may also lengthen the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. For example, in recent years, including in 2018 and 2019, the US government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs in the future, our ability to obtain approval of our product candidates from the FDA and comparable foreign regulatory authorities may be adversely impacted.

Accelerated approval by the FDA, and conditional approval by the EC, even if pursued for any future product candidates, may not lead to a faster development process or regulatory review and does not increase the likelihood that our product candidates will receive marketing approval. If we are not successful with this process, the development or commercialization of such product candidates could be delayed, abandoned or become significantly more costly.

In certain circumstances, the FDA selectively allows the use of surrogate endpoints to permit a faster development and an accelerated approval path.

As a condition of approval, regulatory agencies may impose specific obligations, including to perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. For Nefecon, Part B of our NefIgArd trial was intended to serve as such a post-approval confirmatory trial to measure long-term renal benefit and to verify clinical benefit. We reported topline results from the full NefIgArd Phase 3 clinical trial in March 2023. Although we believe that the data from NefIgArd clinical trial supports regulatory filing for full approval, we cannot guarantee that Nefecon will receive full regulatory approvals on the timelines we expect or at all and we may not ultimately receive full approval from the regulatory agencies. The additional data generated through other post-marketing clinical trials may not confirm that the benefit-risk balance of a future product candidate is positive or the burden to further complete the post-approval obligations may become too high.

In the EU and UK, a conditional marketing authorization is valid for one year and must be renewed annually until all specific obligations have been fulfilled. Once all pending study results are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the obligations are not fulfilled within the timeframe set by the EC, the marketing authorization will cease to be renewed. Complying with the conditions of the marketing authorization may require financial resources and time. STADA, our commercialization partner, may not be able to comply with all required conditions and may need to withdraw the marketing authorization. The EC or the MHRA may decide not to renew the conditional marketing authorization, although such measure is rarely applied in practice. An analysis of reimbursement decisions by the competent authorities of the individual EU Member States for conditionally authorized medicines in the EU has shown some delays in the timeline for reaching a positive health technology recommendation. If this happens for Kinpeygo or any other present or future product candidate, it may delay the timing and success of the commercialization of such product.

The use of proteinuria as a surrogate endpoint to support initial approvals of Nefecon is a novel approach in nephrology.

There can be no assurances that regulatory authorities in countries where we seek regulatory approval of Nefecon will ultimately accept the outcome of the NefIgArd trial with regards to proteinuria and eGFR for the approval of Nefecon. Regulatory authorities may require us to provide additional data to support our regulatory applications, which may increase the complexity, uncertainty and length of the regulatory approval process for Nefecon. The FDA, the EC and comparable foreign regulatory authorities may also withdraw any accelerated approval and any conditional approval granted for Nefecon if Part B, the post-approval confirmatory phase of the NefIgArd trial, is not considered to have confirmed the positive clinical benefit-risk balance of Nefecon in the approved indication.

Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

To obtain the requisite regulatory approvals to commercialize any present or future product candidates, we must demonstrate through extensive clinical trials that our product candidates are safe and effective in humans. Confirmatory clinical trials are required to maintain an accelerated approval in the US or a conditional authorization in the EU and the UK. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Successful completion of clinical trials is a prerequisite to submitting an NDA to the FDA, a Marketing Authorization Application, or MAA, to the EMA and similar marketing applications to comparable foreign regulatory authorities for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

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

In addition, we may experience delays in initiating or completing clinical trials. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

●	delays in or failure to obtain institutional review board, or IRB, or national competent authority approvals including positive ethics committee opinions for each site;
●	delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;
●	failure to have patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	failure to manufacture sufficient quantities of product candidate for use in clinical trials in a timely manner or shipping delays and interruptions;
●	safety or tolerability concerns that could cause us or our collaborators, as applicable, to suspend or terminate a trial if we or our collaborators find that the participants are being exposed to unacceptable health risks;
●	changes in regulatory requirements, policies and guidelines;
●	failure of our third-party research contractors to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	delays in establishing the appropriate dosage levels in clinical trials; and
●	the quality or stability of the product candidate falling below acceptable standards.

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

In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the EC and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. From January 31, 2023 all applications for approval of a clinical trial in the EU must be on the basis of the CTR. Trial authorized on the basis of the Clinical Trials Directive before this date may continue to be conducted in accordance with the Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). However, the Retained EU Law (Revocation and Reform) Bill published in late 2022 which is intended to remove all EU-derived legislation from the UK statute book by the end of 2023, may result in a divergence of approach between the EU and the UK.

On January 17, 2022, the MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of our products or present or future product candidates, we must demonstrate through lengthy, complex and expensive clinical trials that our products or product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process, and there is a high risk of failure and we may never succeed in developing marketable products.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our products or product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product or product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of current or future clinical trials are inconclusive with respect to the efficacy of our products or product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be delayed in obtaining, or fail to obtain, marketing approval.

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, the EMA or other comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we can successfully submit our product candidates for approval. We cannot guarantee that the FDA, the EMA, or other comparable foreign regulatory authorities will view our product candidates as having efficacy even if positive results are observed in clinical trials. To the extent that the results of the trials are not satisfactory to the FDA, the EMA, the EC or other comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

Some of our clinical trials for our product candidates have been conducted outside the United States, and we may in the future conduct clinical trials for our product candidates, outside the United States, and the FDA, EMA or comparable foreign regulatory authorities may not accept data from such trials.

Some of our clinical trials for our product candidates have been, and we may in the future choose to conduct one or more clinical trials, outside the United States, including in Europe. The acceptance of trial data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the US population and US medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practice, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

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

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may be impacted as additional patient data become available and are subject to audit and verification procedures that could result in material changes in the conclusions based on the final analysis of the complete data set.

From time to time, we may publish interim, topline or preliminary data from our clinical trials. In March 2023, we announced positive topline results from our NeflgArd Phase 3 clinical trial, which was designed to describe and verify the clinical benefit of Nefecon treatment. Conclusions or assumptions based on preliminary and interim data from our clinical trials may change as more patient data become available and further analyses are performed. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes reported may materially change as patient enrollment continues, more patient data become available, and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final outcomes or conclusions being materially different from those based on the preliminary data we previously published. As a result, preliminary, topline and interim data should be viewed with caution until the final analysis of the complete data set is available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.

Our product candidates, including Nefecon, may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of one of our present or future product candidates or following approval we may need to abandon our development of such product candidate, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval.

Undesirable side effects that may be caused by our product candidates, including Nefecon, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EC or other comparable foreign regulatory authorities. Budesonide, the active ingredient in Nefecon, is a corticosteroid, a class of drugs that is associated with high blood pressure, weight gain, diabetes, serious infections and osteoporosis. While budesonide has limited systemic availability due to high first pass metabolism and Nefecon is designed to leverage this inherent characteristic for local, rather than systemic effect, there can be no assurance we will avoid any or all of the side effects that may arise with corticosteroid treatment, whether local or systemic.

Although Nefecon has been generally well tolerated in previous clinical trials, the results from our ongoing or future trials may not replicate these observations. In our Phase 2b clinical trial of Nefecon, there were two drug-related serious adverse events, the first in a patient in the 16 mg treatment cohort who developed a deep venous thrombosis, which was classified by the investigator as possibly being treatment-related, and the second in a patient in the 8 mg treatment cohort who experienced aggravation of renal condition, which was classified by the investigator as possibly being treatment-related. In the placebo cohorts, three patients reported four serious adverse events (two events of proteinuria, sciatica and aggravated condition). Of these, two (proteinuria and aggravated condition) were classified by the investigator as possibly being treatment-related at the time when the safety results were blinded. We also observed adverse events that were generally consistent with those known to be associated with systemic corticosteroids like budesonide and a number of patient discontinuations due to mild to moderate adverse events, most frequently, acne and other transitory cosmetic side effects. In the full NefIgArd trial, we observed adverse events generally consistent with Part A; the most commonly reported treatment-emergent adverse events (“TEAEs”) observed with an increased frequency compared to placebo were oedema peripheral, hypertension, muscle spasms and acne. The majority of TEAEs were of mild or moderate severity, and led to discontinuation of Nefecon in less than 10% of Nefecon-treated patients.

The results of any future clinical trials we conduct may show that our product candidates cause undesirable or unacceptable side effects. In such an event, our trials could be suspended or terminated and the FDA, the EC or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates or require postmarketing labeling changes for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and results of operations significantly.

Additionally, if Nefecon, setanaxib or any of our present or future product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

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

We have and may in the future face challenges in enrollment of patients in our clinical trials given the relatively smaller patient population who have the diseases for which our product candidates are being developed. If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

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

Our inability to enroll a sufficient number of patients for our clinical trials may result in significant delays or may require us to abandon such trial altogether. Even though we were able to enroll the planned number of patients in the NefIgArd clinical trial, there can be no assurance that we will successfully enroll the necessary number of patients in the TRANSFORM clinical trial or any additional clinical trials we may conduct. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

Changes in methods of product candidate formulation, manufacturing or testing may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as formulation and manufacturing and testing methods, are altered along the way in an effort to optimize processes and results and comply with regulatory requirements or practices. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing or notification to or approval by the FDA, the EC or comparable regulatory authorities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue. Product changes may also impact the scope of their intellectual property protection.

We have been granted orphan drug designation for IgAN, PBC and AIH and may seek orphan drug designation in other indications for future product candidates we develop. We may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

In May 2010, the FDA granted orphan drug designation to Nefecon to slow the progression of IgAN and delay kidney failure in patients affected by the disease. In November 2016, the EC granted Nefecon orphan designation for the treatment of primary IgAN. In February 2023 the MHRA granted orphan drug designation together with market authorization and related market exclusivity to Nefecon in the treatment of primary IgAN. We have also received orphan drug designation for PBC and autoimmune hepatitis, or AIH. In addition, setanaxib received orphan drug designation from the FDA and the EC for the treatment of PBC. We may seek orphan drug designations for other future product candidates. There can be no assurances that we will be able to obtain such designations.

Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in the EU, the EC grants orphan designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an orphan designation application. Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the EC if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (a) such conditions affect not more than 5 in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (3) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure.

Generally in the United States and the EU, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the EC, as applicable, from approving another marketing application for the same drug substance and indication in the United States or a similar drug for the same indication in the EU for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the EU. This ten-year period may be extended by two years for medicinal products in relation to which the marketing authorization holder has complied with a related agreed pediatric investigation plan. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

In the EU, the period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, a marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application, (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product.

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

The target patient population of Nefecon for the treatment of IgAN is small and has not been definitively determined, and if the number of treatable patients for Nefecon or our present or future product candidates is lower than expected, our potential revenues from sales of our product candidates, if approved, and our ability to achieve profitability would be compromised.

Our estimates of both the number of patients who have IgAN, as well as the subset of patients with this disease in a position to receive Nefecon, are based on our beliefs and estimates, and these estimates may prove to be incorrect. These estimates have been derived from a variety of sources, including scientific literature, input from physicians that treat patients with the diseases we are targeting, patient foundations and secondary market research databases. For example, our estimates of the prevalence of IgAN in certain geographies are based in part on the published prevalence of IgAN among patient populations in the United States split across ethnicities, and in part on our own analyses of prevalence in Europe, and on published disease incidence rates for certain geographies and estimated for the populations of such geographies. Further, new studies may change the estimated incidence or prevalence of IgAN, and any regulatory approvals that we may receive for Nefecon may include limitations for use or contraindications that decrease the addressable patient population. Accordingly, our target patient populations may turn out to be lower than expected, in which case the potential revenues from sales of Nefecon would be lower than expected.

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

The US and EU provide opportunities for data and market exclusivity related to marketing authorizations. In the EU, upon receiving a marketing authorization, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial marketing authorization of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

In the US, market exclusivity can delay the submission or approval of certain marketing applications. The Federal Food, Drug and Cosmetic Act, or FDCA, provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or accept for review an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the conditions of use for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from accepting ANDAs or Section 505(b)(2) NDAs for drugs referencing the approved application for review.

If we fail to develop and commercialize other product candidates in addition to Nefecon, such as setanaxib, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.

Although the development and commercialization of Nefecon for IgAN is our primary focus, we are currently evaluating setanaxib for the treatment of PBC and head and neck cancer. We also intend to evaluate additional potential indications for setanaxib, and we may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from other diseases with significant unmet medical needs and limited treatment options, in particular orphan kidney and liver diseases. For example, we have exclusively in-licensed Budenofalk 3 mg oral capsules, which is a formulation of budesonide originally developed to treat Crohn’s disease, and we are evaluating its potential to treat AIH. Our license covers all indications for the United States market, excluding orphan indications outside of liver targets.

Developing these other product candidates will require additional, time-consuming development efforts prior to commercial sale, including clinical trials and approval by the FDA, the EC and/or comparable foreign regulatory authorities. All present or future product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Our current strategy is to in-license or otherwise acquire product candidates for clinical development rather than discovering such candidates ourselves, and therefore our growth objectives are dependent on our ability to enter into in-licensing arrangements or acquisitions. For any such candidates for which we do not intend to conduct preclinical or early-stage clinical research, we may also become reliant on the research efforts of third parties. If we are unsuccessful in identifying and developing additional product candidates, our potential for growth and achieving our strategic objectives may be impaired.

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

Nefecon, approved under accelerated approval in the US (under the brand name TARPEYO) and granted conditional marketing authorization in the EU and the UK (under the brand name Kinpeygo), is our only approved product to date, but we and our commercialization partners may have other approved products in the future. These products and product candidates, if approved, may not achieve an adequate level of acceptance by physicians, patients, third-party payors and the medical community for commercial success. Despite the studies we have done on the IgAN commercial market opportunity and other pre-commercial activities that we have undertaken, there can be no assurance that we or our commercialization partners will be successful in marketing TARPEYO in the United States, Kinpeygo in the EU or the UK or, if approved, in other jurisdictions. In addition, efforts to educate the medical community and third-party payors on the benefits of Nefecon or other approved products may require significant resources and may not be successful or insufficiently successful to generate significant revenues or becoming profitable. While we believe that the US IgAN market could be adequately covered by a specialized salesforce of approximately 60 field representatives, we may underestimate the number of field representatives that we will actually require. While we believe physicians, patients and other members of the medical community may more readily accept and use Nefecon and our product candidates, if approved, as compared to entirely new chemical entities, Nefecon and our product candidates may nonetheless fail to gain sufficient market acceptance by physicians, patients, other healthcare providers and third-party payors. Market acceptance of our future products by physicians, patients and third-party payors will depend on a number of factors, many of which are beyond our control, including, but not limited to:

●	the clinical indications for which our existing or future product candidates are approved;
●	physicians, hospitals, treatment centers, and patients considering our existing or future product candidates as a safe and effective treatment;
●	the potential and perceived advantages of our product candidates over alternative treatments;
●	the prevalence and severity of any side effects;
●	product labeling or product insert requirements of the FDA, the EC or comparable foreign regulatory authorities;
●	limitations or warnings contained in the labeling approved by the FDA, the EC or comparable foreign regulatory authorities;
●	the timing of market introduction of our product candidates in relation to other potentially competitive products;
●	the cost of our product candidates in relation to alternative treatments;
●	the amount of upfront costs or training required for physicians to administer our product candidates;
●	the availability of coverage and adequate reimbursement from third-party payors and government; authorities;
●	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;
●	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;
●	the effectiveness of our sales and marketing efforts and distribution support; and
●	the presence or perceived risk of potential product liability claims.

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

The successful commercialization of our products and present and future product candidates will depend in part on the extent to which governmental authorities and health insurers establish coverage and adequate reimbursement levels, as well as pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, comparable foreign programs, private health insurers and other third-party payors are essential for most patients to be able to afford Nefecon or any of our future product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for our other products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize and attract additional collaboration partners to invest in the development of, our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require patient out-of-pocket costs that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the US, the EU or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available or impose conditions or limitations on reimbursement, limiting the patient population that has access to the drugs. It is possible that a third-party payor may consider our products and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product, and may not be able to obtain a satisfactory financial return on products that we may develop.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the US, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. Some third-party payors may require pre-approval or various pre-authorization steps for coverage for new or innovative drug therapies before they will reimburse health care providers who use such therapies. Increasingly, the third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are seeking greater upfront discounts, additional rebates and other concessions to reduce the prices for therapeutics. If the price we are able to charge for any therapeutics we develop, the patient population we can successfully address, or the reimbursement provided for such therapeutics, is inadequate in light of our development and other costs, our return on investment could be adversely affected. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exist among third-party payors in the US. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the US, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, and other jurisdictions have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the US, the reimbursement for our products may be reduced compared with the US and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States, have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Governments may support small scale pharmacy compounding (preparation of a drug in a pharmacy by a qualified pharmacist for an individual patient) of patented drugs as an alternative for expensive innovative drugs (forming a specific risk for orphan drugs with a small population) and may increasingly consider compulsory licensing of patented drugs to provide alternative options and control pharmaceutical prices. Coupled with EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Moreover, increasing efforts by governmental and third-party payors in the US, the EU and other jurisdictions to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We may experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, and government policies and efforts to contain costs could decrease the price we may receive for our products, if approved.

Recent federal legislation and actions by federal, state and local governments may permit reimportation of drugs from foreign countries into the US, including foreign countries where the drugs are sold at lower prices than in the US, which could materially adversely affect our operating results.

We may face competition in the US for our products and present or future product candidates, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products.

In the US, the Medicare Modernization Act, or MMA, contains provisions that call for the promulgation of regulations that expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. Further, the MMA provides that these changes to US importation laws will not take effect, unless and until the Secretary of the HHS certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. On September 23, 2020, the Secretary of the US Department of Health and Human Services, or HHS, HHS made such certification to Congress, and on October 1, 2020, the FDA published a final rule that allows for the importation of certain prescription drugs from Canada. The FDA also issued additional guidance providing pathways for states to build and submit importation plans for drugs from Canada. Under the final rule, States and Indian Tribes, and in certain future circumstances pharmacists and wholesalers, may submit importation program proposals to the FDA for review and authorization. Since the issuance of the final rule, several industry groups have filed federal lawsuits challenging multiple aspects of the final rule, and authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. On September 25, 2020, CMS stated drugs imported by States under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. Separately, the FDA also issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the final rulemaking and guidance are unknown at this time.

Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances, but Legislation, or regulation allowing the reimportation of drugs, if enacted, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability.

We have only recently begun commercialization of Nefecon (marketed in the US under the brand name TARPEYO) and we have never previously commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize Nefecon or any other approved products on our own or together with suitable partners.

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

There are risks involved in establishing our own sales and marketing capabilities. We may fail to launch or market our products effectively because we have limited experience in the sales and marketing of biopharmaceutical products. In addition, recruiting and training a sales force is expensive and time consuming. Factors that may inhibit our efforts to commercialize our products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
●	the inability of sales personnel to obtain access to or effectively educate adequate numbers of physicians to prescribe our products;
●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;
●	reliance on third-party service providers for our field market access and reimbursement personnel and for the preparation of materials used in sales and market access materials;
●	unforeseen costs and expenses associated with recruiting, training, and retaining a sales and marketing organization; and
●	costs of marketing and promotion above those anticipated by us.

If we do not maintain sales and marketing capabilities successfully, we may not be successful in commercializing Nefecon and any other products that receive approval, which in turn would have a material adverse effect on our business, financial condition and results of operations.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the US and some foreign jurisdictions, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect our business, financial condition and results of operations.

Among policy makers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the US pharmaceutical industry. The ACA, among other things, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% as of January 1, 2019 pursuant to the Bipartisan Budget Act of 2018) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the US Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the US Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent US Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. In addition, Congress has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

In the EU, the policy debate is focused on the impact of intellectual property protection and regulatory incentives on innovation and patient access. Specifically, the EC has gathered information on the experience with the orphan drug regulation and pediatric regulation. It is anticipated that the EC will propose changes to incentives such as market exclusivity for orphan drugs, small scale pharmacy compounding and compulsory licensing of patented drugs in March 2023.

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

In December 2021 the EU Parliament adopted the HTA regulation which, when it enters into application in 2025, will be intended to harmonize the clinical benefit assessment of HTA across the EU. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

Legislators, policymakers and healthcare insurance funds in the EU may continue to propose and implement cost-containing measures to keep healthcare costs down; particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of the EU Member States. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the US or any other jurisdiction. There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

The terms of approvals of our products and present or future product candidates and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.

Once regulatory approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation.

We, and any future collaborators, must comply with requirements concerning advertising and promotion for Nefecon or any of our present or future product candidates, if approved. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote Nefecon or any other products we develop for indications or uses for which they are not approved.

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

Failure to comply with US, EU, and other laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of the marketing authorization, or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the US or any other jurisdiction.

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

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the US, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the US, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. The current and future use of our products or product candidates by us and our collaborators in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, our collaborators or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product, even after regulatory approval, may exhibit unforeseen side effects. If any of our products or product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

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

Although we believe we maintain adequate product liability insurance for our product candidates, it is possible that our liabilities could exceed our insurance coverage. We have expanded our insurance coverage to include our sale of our approved products. However, we may not be able to maintain insurance coverage at a reasonable cost and we may not obtain insurance coverage that will cover claims arising from the activities of our commercial partners or be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Off-label use or misuse of our products may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.

We may only promote or market our approved products for their specifically approved indications. TARPEYO is currently only approved by the FDA to reduce proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5gram/gram. Kinpeygo is currently approved by the EC and the MHRA only for the treatment of primary immunoglobulin A (IgA) nephropathy (IgAN) in adults at risk of rapid disease progression with a urine protein-to-creatinine ratio (UPCR) ≥1.5 gram/gram. We have trained and will continue to train our marketing and sales force against promoting TARPEYO, Kinpeygo or any product candidate approved in the future for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our products for indications other than those approved by the FDA, the EC or comparable foreign regulatory authorities may not effectively treat such conditions, and may increase the adverse events when compared to use for its approved indication. Any such off-label use could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that that might require significant financial and management resources and that could harm our reputation.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur substantial operating losses for the near future.

We are a commercial-stage pharmaceutical company with a limited operating history and only one recently approved product. Since our inception, we have incurred significant operating losses. We incurred total comprehensive losses of SEK 373.2 million and SEK 527.7 million for the years ended December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, we had an accumulated loss of SEK 1,836.3 million. Our losses resulted principally from costs incurred in clinical development of Nefecon and setanaxib and from administrative costs associated with our operations. Any operating losses we incur, among other things, will cause our working capital and shareholders’ equity to decrease. We anticipate that our expenses will increase substantially if and as we:

●	develop and advance Nefecon, setanaxib and any other present or future product candidates;
●	pursue full approval for TARPEYO in the United States and seek regulatory approvals for Nefecon in other jurisdictions;
●	seek regulatory approval for setanaxib and any other present and future product candidates that successfully complete clinical trials;
●	continue to build a sales, marketing and distribution infrastructure and scale-up external manufacturing to commercialize Nefecon and any other present or future product candidates that receive approval;
●	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement or invalidity claims and enforcing patents against third parties;
●	continue to add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts;
●	expand our operations in the United States and Europe; and
●	experience any delays or encounter any issues with regards to any of the above, including, but not limited to, failed studies, ambiguous trial results, safety issues or other regulatory challenges, including any unforeseen costs we may incur as a result of clinical trial or supply chain delays or other business interruptions due to the COVID-19 pandemic, geopolitical tensions or other world events.

To date, we have funded our operations through public and private placements of equity securities, proceeds from our term loan facility, upfront and milestone payments and interest income from the investment of our cash and financial assets. We have also recently begun to fund our operations with the proceeds from sales of TARPEYO in the United States.

To become and remain profitable, we must succeed in developing and commercializing products and product candidates that generate significant revenue. This will require that we and our commercialization partners be successful in a range of challenging activities, including in-licensing and developing additional product candidates, such as setanaxib in PBC and head and neck cancer, obtaining regulatory approval for any product candidates that successfully complete clinical trials, including full regulatory approval for TARPEYO in the US and Kinpeygo in the EU and UK and Nefecon in various jurisdictions, establishing marketing capabilities and ultimately selling any products which are approved. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve or maintain profitability. We anticipate incurring significant costs associated with commercializing our approved products. Our expenses could increase beyond our current expectations if we are required by the FDA, the EMA or comparable foreign regulatory authorities to perform clinical trials or studies in addition to those that we currently anticipate, including as a result of any post-approval commitments or trial requirements. Even though we have begun to generate revenue from the sale of approved products, we may not become profitable and may need to obtain additional funding to continue operations.

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

We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.

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

As of December 31, 2022, we had SEK 1,249.1 million in cash. Based on our current operating plan, we expect that our existing cash will be sufficient to fund our planned operations and capital expenditure requirements until we become profitable. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect and we may not achieve profitability on the timeline we expect or ever. Our future capital requirements will depend on many factors, including:

●	the initiation, progress, timing, costs and results of clinical trials for Nefecon and our present and future product candidates;
●	the number of potential new product candidates and indications we identify and decide to develop, if any;
●	the time and costs involved in obtaining regulatory approval for Nefecon and any of our product candidates that successfully complete clinical development, and any delays we may encounter as a result of evolving regulatory requirements or adverse clinical trial results with respect to any of our product candidates;
●	the extent to which we develop, in-license or acquire other product candidates and technologies;
●	the costs involved in growing our organization to the size needed to allow for the development and commercialization of Nefecon and any future approved products;
●	the costs and timing of preparing, filling and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending against any invalidity or infringement claims raised by third parties;
●	the costs related to our obligations under our existing collaboration and licensing agreements and the entry into new collaboration and licensing agreements;
●	the cost and timing of future pre-commercialization activities and, with respect to any products that receive regulatory approval, post-commercialization activities, and costs involved in maintaining and, if necessary, expanding an effective sales and marketing organization;

●	the revenue we receive either directly from commercial sales or in the form of royalty, upfront or milestone payments from future sales of Nefecon or future product candidates, if approved;
●	the cost and timing of completion of commercial-scale manufacturing activities;
●	the effects of competing technological and market developments; and
●	the costs of operating as a public company in both the United States and Sweden.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from the COVID-19 pandemic, the Russia-Ukraine military conflict, financial market disruption or other factors could also adversely impact our ability to access capital as necessary. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or some of our product candidates or research programs or we may be unable to take advantage of future business opportunities.

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

Under the loan agreement with Kreos, or the Loan Agreement, Kreos made available to us certain term loans in an aggregate principal amount of up to $75.0 million. The loan facility is divided into three tranches of $25 million each, which we drew down in September 2021, June 2022 and December 2022. The Loan Agreement does not contain any financial covenants. See Item 5.B., Liquidity and Capital Resources, for more details on the Loan Agreement.

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

We began operations in 2004. Prior to our commercialization of TARPEYO, with commercial availability which began in January 2022, we had not obtained marketing approvals for any product candidates, manufactured products on a commercial scale, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer history of successfully developing and commercializing products. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate activity or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable.

Given our limited operating history as a commercial company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. Our financial condition and operating results may continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. We have transitioned from a company with solely a research and development focus to a company also capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

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

We have relied upon, and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our clinical trials and to monitor and manage data for our clinical programs. We rely on these parties for execution of our clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard or not in conformity with our clinical trial protocols or GCP regulations, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

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

Although we are not currently conducting any clinical trials in Ukraine, the Russia-Ukraine military conflict could cause disruption in the region which could affect our CRO’s operations, which in turn could impact our own clinical trials.

There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third-party CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative CROs or investigators or to do so on commercially reasonable terms. If CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they cannot perform their contractual duties or obligations due to the impacts of the geopolitical tensions on their operations or at the sites they are overseeing, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

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

In addition, clinical investigators may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or a comparable foreign regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA or a comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our clinical-stage product candidates or any future product candidates.

We rely on third parties to manufacture Nefecon and setanaxib, and we expect to continue to rely on third parties for the clinical and commercial supply of Nefecon, setanaxib and other present or future product candidates. The development of Nefecon, setanaxib or such other product candidates, and the commercialization of any approved products, could be stopped, reduced or made less profitable if any such third party fails to provide us with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.

We do not currently have, and we do not plan to build, the infrastructure or capability internally to manufacture Nefecon, setanaxib or any other present or future product candidate for use in the conduct of our clinical trials or, if approved, for commercial supply. We rely on, and expect to continue to rely on, contract manufacturing organizations, or CMOs. Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant regulations such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our clinical or commercial demand for any of our product candidates, we could experience delays in our planned clinical studies or commercialization. We could be unable to find alternative suppliers of acceptable quality that can produce appropriate volumes at an acceptable cost. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our products, if approved, which would materially adversely affect our business, financial condition and results of operation. Additionally, if any CMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials or commercial supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product or product candidate according to the specifications previously submitted to the FDA or another comparable foreign regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical or commercial supplies which could require additional manufacturing development or the conduct of additional clinical trials, or disrupt commercialization.

In complying with the manufacturing regulations of the FDA, the EC, and comparable foreign regulatory authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the FDA, the EC, or comparable foreign regulatory authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our products and product candidates could suffer significant interruptions.

We have a single CMO for each of Nefecon and setanaxib. We face risks inherent in relying on a single CMO, as any disruption, such as a fire, natural hazards, pandemic, epidemic, or outbreak of an infectious disease or vandalism at the CMO could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

We have entered into agreements with third parties to develop and commercialize Nefecon in jurisdictions outside the United States, if approved in such jurisdictions, and we plan to enter into additional agreements in the future with respect to any of our present or future product candidates that receive approval. If we are unable to establish and maintain such collaborations, we may not be successful in our commercialization efforts. If our commercialization partners do not to satisfy their obligations or are unsuccessful, we could be adversely affected.

We have arrangements with third parties to commercialize our products in territories outside of the US and may enter into additional agreements in the future. As a result, our product revenues or the profitability of these product revenues to us could be lower than if we were to market and sell the products that we develop ourselves. Such collaborative arrangements may result in the commercialization of our products being out of our control and would subject us to a number of risks including that we may not be able to control such as the amount or timing of resources that our commercialization partner devotes to our products and that our partner’s willingness or ability to optimally commercialize our products may be adversely affected by business combinations or significant changes in our collaborator’s business strategy. In addition, we may not be successful in entering into arrangements with additional third parties to sell and market our products or may be unable to do so on terms that are favorable to us. Acceptable third parties may fail to devote the necessary resources and attention to sell and market our products effectively.

Outside of the US, we intend to commercialize Nefecon through either regional partnerships or on a country-by-country basis. In Europe, we have entered into a commercialization agreement with STADA to commercialize Nefecon (approved under the name Kinpeygo) in the EU and the UK. STADA will also commercialize Nefecon in Switzerland, if approved in that jurisdiction. We have transferred the conditional marketing authorization received from the EC to STADA and are in the process of transferring the conditional marketing authorization received from the MHRA to STADA. In 2019, we granted a license to Everest Medicines II Limited, or Everest, to develop and commercialize Nefecon for the treatment of IgAN and other potential indications in Greater China and Singapore and in March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. We have also entered into a commercialization agreement with Viatris Pharmaceuticals Japan Inc., a subsidiary of Viatris Inc., or Viatris, to commercialize Nefecon for the treatment of IgAN in Japan.

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

To the extent that we depend on collaborators for sales and marketing activities, any revenues we receive will depend upon the success of those collaborators’ sales and marketing teams and the collaborators’ prioritization of our product and compliance with applicable regulatory requirements, and there can be no assurance that the collaborators’ efforts will be successful or that their compliance systems will be effective. If any existing or future collaborations do not result in the successful development and commercialization of product candidates, or if one of our collaborators terminates its agreement with us, we may not receive any future milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed and we may need additional resources to develop our product candidates. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to our product development, regulatory activities and commercialization apply to the activities of our existing and future collaborators.

If we are unable to enter into a collaboration for the commercialization of product candidates we develop, if approved, we may be forced to delay the commercialization of our product candidates or reduce the scope of our sales or marketing activities in such jurisdictions, which would have an adverse effect on our business, operating results and prospects.

In foreign countries, the pricing of drugs is generally subject to governmental control and other market regulations which could put pressure on the pricing and usage of our products and present or future product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our products and product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures. We will be dependent on the abilities and efforts of our commercialization partners to obtain optimal pricing and reimbursement status for our products and product candidates and, should our commercialization partners fail to do so, the amounts paid to us by commercialization partners and the value of our products could be adversely impacted.

Jurisdictions outside of the United States generally also have laws, regulations, or industry or professional codes of conduct concerning the provision of benefits or advantages to health care providers to prevent inducement or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products, anti-bribery laws, laws requiring the disclosure of benefits provided to healthcare professionals, healthcare organizations or patient organizations, or laws requiring prior notification and approval by the a health care provider’s employer, his or her competent professional organization and/or regulatory authorities. Should our commercialization partners fail to comply with these requirements, they could be subject to reputational risk, public reprimands, administrative penalties, fines or imprisonment, and the amounts paid to us by our commercialization partners and the value of products could be adversely impacted.

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

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for Nefecon, setanaxib and our other present and future product candidates, methods used to manufacture those products and the methods for treating patients using those products, or on licensing in such rights. Patent law relating to the scope of claims in the fields in which we operate is complex and uncertain, and we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. For example, although we co-own a single patent family relating to the formulation of Nefecon, which expires in 2029, such rights may not provide adequate protection against competitors. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates. Patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology at issue. We cannot be certain that patents will be issued or granted with respect to future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable, or that they will provide effective commercial protection to our products. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations.

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

Even if patents do successfully issue, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. For example, opposition proceedings at the EPO are increasingly common, and are costly and time consuming to defend. Furthermore, it is possible that we will need to defend other patents outside the EPO from challenges by others from time to time. It is possible that one or more of our US patents may be challenged by parties who file a request for post-grant review or inter partes review or ex parte reexamination.

Our patent rights may not be sufficient to provide us with a proprietary position in or competitive advantages in respect of our products or product candidates. We have been, and may in the future become, involved in post-grant proceedings in the US which are increasingly common and are costly to defend or prosecute. We may seek to modify or supplement relevant patent claims through reissuance proceedings, for example to submit prior art references not submitted during the prosecution of the US patent or to pursue additional claims within the scope of the originally issued claims but more tailored to our products or product candidates, in the course of which their patentability would be re-assessed, the legal scope of our patent protection may be limited or our application for a reissued patent may be refused. There can be no assurance that any or all of the originally issued claims will be reissued or that any or all of the additional claims that may be included in a petition will be granted in any such proceeding. In addition, we will be unable to enforce any such U.S. patent unless and until it is reissued. There can be no assurance that any such reissued US patent will not be challenged, invalidated or circumvented. Furthermore, even if the outcome of any reissuance proceeding is favorable to us, the enforcement of our intellectual property rights can be extremely expensive and time consuming.

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

Issued patents covering Nefecon, setanaxib or our present or future product candidates could be found invalid or unenforceable if challenged in court.

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

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell Nefecon, setanaxib and our present or future product candidates without being sued for infringement of the intellectual property and other proprietary rights of third parties. However, our development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Third parties may have US and non-US issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product and products candidates, including patent infringement lawsuits in Europe, United States or abroad, as well as interference, derivation, inter partes review, and post-grant proceedings before the USPTO and opposition or other proceedings before the EPO and other foreign patent offices. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our products and product candidates. We cannot guarantee that any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States, Europe and other jurisdictions that is relevant to or necessary for the commercialization of our products and product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products and product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. If we were required to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, be certain that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively, or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

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

Competitors may infringe our patent, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patent could limit our ability to assert those patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the trademarks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

Our involvement in litigation, and in any interference, derivation, reexamination, inter partes review opposition or post-grant proceedings or other intellectual property proceedings inside and outside of the United States or Europe may divert management time from focusing on business operations, could cause us to spend significant amounts of money and may have no guarantee of success. Any current and potential intellectual property litigation also could force us to do one or more of the following:

●	stop selling, incorporating, manufacturing, or using our products in the US, Europe or other jurisdictions that use the subject intellectual property;
●	obtain from a third party asserting its intellectual property rights, a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all, or may be non-exclusive thereby giving our competitors access to the same technologies licensed to us;
●	redesign those products or processes that use any allegedly infringing or misappropriated technology, which may result in significant cost or delay to us, or which redesign could be technically infeasible; or
●	pay damages, including the possibility of treble damages in a patent case if a court finds us to have willfully infringed certain intellectual property rights.

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

We license intellectual property from third parties for Nefecon and may do so for certain of our present or future product candidates, and termination of any of these licenses could result in the loss of significant rights, which would substantially harm our business.

We have in-license rights with respect to a formulation patent for Nefecon and we may in-license additional intellectual property rights with respect to our present or future product candidates. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any product or product candidate subject to such licenses.

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

We may not be successful in obtaining or maintaining necessary rights to our products or present or future product candidates through acquisitions and in-licenses.

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

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product or product candidate or program and our business and financial condition could suffer.

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

We often file our first patent application (i.e., priority filing) with the USPTO, the EPO, or more typically, in the national office of a European country (e.g., in the UK or Sweden). International applications under the Patent Cooperation Treaty, or PCT, are filed within twelve months after the priority filing, with equivalent applications being filed simultaneously in territories not bound by the PCT, if any such territories are of sufficient commercial interest. From the PCT filing, we have the option to file national and regional patent applications in any of the 155 jurisdictions party to the PCT where we believe protection of our product candidates may be commercially valuable. We have filed for patent protection in territories that are of current commercial interest to us and have achieved grant in at least some of these territories. However, our commercial interests may extend beyond these territories meaning we may enter into markets in the future where we do not have patent protection or pending patent applications. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product or product candidate or technology.

Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and Europe. These products may compete with our products or product candidates, and our and our licensors’ or collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make product candidates that are similar, but not identical, to our products or product candidates with workarounds such that the product is not covered by the claims of the patents that we own or have licensed;
●	the claims of our patents may not adequately cover our product, meaning others may be able to manufacture the same product and not infringe the claims of the patents that we own or have licensed;
●	the patents of third parties may have an adverse effect on our business;

●	we or our licensors or any current or future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;
●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain aspects of our inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	it is possible that our pending patent applications will not lead to issued patents;
●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
●	our competitors might conduct development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of others without obtaining a proper license; and
●	we may not develop additional technologies that are patentable.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve both technological complexity and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act, or the AIA, has been enacted in the United States, resulting in significant changes to the US patent system.

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

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our US patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in US federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Additionally, the US Supreme Court and the Court of Appeals for the Federal Circuit have ruled on patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the US Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors, and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

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

Many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure, and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

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

Risks Related to Our Employee Matters, Managing Our Growth and Other Risks Relating to Our Operations

Our business and operations may be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events or other macroeconomic conditions, which could negatively impact our business and financial performance.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. The US Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect consumer spending. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly or more dilutive or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs.

Our available cash and cash equivalents are held in accounts managed by third party financial institutions in the United States and in Europe and consist of cash in our operating accounts. At any point in time, the funds in our operating accounts at US financial institutions may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail. We can provide no assurances that access to our operating cash or invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Terrorist attacks and international hostilities and instability in any region could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the global supply chain and adversely affect both our ability to sell our products to certain regions or purchase supplies from such regions. In particular, the warfare and political turmoil in Ukraine could adversely impact our financial condition, result of operations and cash flows. In February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, the Russia-Ukraine military conflict could materially disrupt our operations in Europe and/or increase their costs. In addition, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States and other countries against Russia, Belarus and the two separatist republics in the Donetsk and Luhansk regions, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the resulting sanctions could adversely affect the global economy and financial markets and thus could affect our business, operations, operating results and financial condition as well as, potentially, the price of our common shares and ADSs.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, who have been instrumental for us and have substantial experience with Nefecon and our other product candidates. The loss of key managers and senior scientists could delay our development activities, and we do not carry key person insurance. In addition, our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified management, scientific and medical personnel. Many other biotechnology and pharmaceutical companies and academic institutions that we compete with for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Therefore, we might not be able to attract new qualified personnel or retain our key persons on conditions that are economically acceptable. Furthermore, we will need to recruit new managers and qualified scientific personnel to develop our business if we expand into fields that will require additional skills. Our inability to attract qualified personnel and retain our key persons could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects. Given the stage of our programs and our plans to expand operations, our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior personnel across our organization.

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

As a company incorporated and based in Sweden, our business is subject to risks associated with conducting business in Sweden, the US and internationally. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-US economies and markets;
●	developments in the ongoing Russia-Ukraine military conflict;
●	differing regulatory requirements for product candidate approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in non-US regulations and customs, tariffs and trade barriers;
●	changes in non-US currency exchange rates of the Swedish Krona, US dollar and Euro and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

●	differing reimbursement regimes and price controls in certain international markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our employee stock plan or equity incentive plan;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	an outbreak of a contagious disease, such as coronavirus, which may cause us or our distributors, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.

Following the result of a referendum in 2016, the UK left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the UK and the EU, the UK was subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules continued to apply. The UK and the EU have signed an EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the UK and EU’s relationship will operate going forwards however there are still many uncertainties. The TCA primarily focuses on ensuring free trade between the EU and the UK in relation to goods, including medicinal products. Although the body of the TCA includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the TCA. The Annex provides a framework for the recognition of Good Manufacturing Practice, or GMP, inspections and for the exchange and acceptance of official GMP documents.

The regime does not, however, extended to procedures such as batch release certification. Among the changes that have occurred are that Great Britain (England, Scotland and Wales) is treated as a “third country”, which means a country that is not a member of the EU and whose citizens do not enjoy the EU right to free movement. Northern Ireland continues to follow many aspects of the EU regulatory rules, particularly in relation to trade in goods. As part of the TCA, the EU and the UK recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release. The UK has unilaterally agreed to accept EU batch testing and batch release. However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the EU market for commercial use. As it relates to marketing authorizations, Great Britain has a separate regulatory submission process, approval process and a separate national marketing authorization. Northern Ireland continues, however, to be covered by the marketing authorizations granted by the EC. For example, the scope of a marketing authorization for a medicinal product granted by the EC or by the competent authorities of EU Member States will no longer encompass Great Britain (England, Scotland and Wales). In these circumstances, a separate marketing authorization granted by the UK competent authorities is required to place medicinal products on the market in Great Britain.

Since a significant proportion of the regulatory framework in the UK applicable to our business and our product candidates is derived from EU Directives and Regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the UK or the EU, now that UK legislation has the potential to diverge from EU legislation. It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

All of these changes could increase our costs and otherwise adversely affect our business. Any delay in obtaining, or an inability to obtain, any marketing approvals for our product candidates, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the UK or the EU and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the EU. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the UK or the EU for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the UK.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Due to the international scope of our operations, our assets, earnings and cash flows are affected by fluctuations in the exchange rates of several currencies, particularly the Swedish Krona, the US dollar, the Swiss franc and the Euro. The functional currency of Calliditas Therapeutics AB and our consolidated subsidiaries is the Swedish Krona and a significant portion of our operating expenses are paid in Swedish Krona and Swiss francs. The operating currency of our French and Swiss subsidiaries is the Swiss franc.

Additionally, although we are based primarily in Sweden, we may receive payments from our business partners in US dollars and Euros, and we regularly acquire services, consumables and materials in US dollars and Euros. Further, potential future revenue may be derived from the United States, countries within the Euro zone and various other countries around the world. These future revenues may also be affected by fluctuations in foreign exchange rates which may, in turn, have a significant impact on our results of operations and cash flows from period to period. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be affected by fluctuations in currency valuations. We may, therefore, experience economic loss and a negative impact on earnings or net assets solely as a result of currency exchange rate fluctuations.

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

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. For example, we have operations and third parties upon which we rely to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including the Russia-Ukraine military conflict. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, and telecommunications failures.

Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. Our partially remote workforce poses increased risks to our information technology systems and data. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

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

We are subject to stringent and evolving US and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business.

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

In the United States, numerous federal and state data privacy and security laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, including Section 5 of the Federal Trade Commission Act could apply to our operations or the operations of our collaborators. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by HITECH. To the extent that we act as a business associate to a healthcare provider engaging in electronic transactions, we may also be subject to the privacy and security provisions of HIPAA, as amended by HITECH, which restricts the use and disclosure of patient-identifiable health information, mandates the adoption of standards relating to the privacy and security of patient-identifiable health information, and requires the reporting of certain security breaches to healthcare provider customers with respect to such information. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we violate HIPAA.

As another example, the California Consumer Privacy Act, or CCPA, imposes obligations on covered businesses. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation). Although the CCPA exempts some data processed in the context of clinical trials as well as protected health information that is subject to HIPAA, for any personal information we process that is not subject to those exemptions, the CCPA may increase compliance costs and potential liability. In addition, the California Privacy Rights Act of 2020, or CPRA, effective January 1, 2023, expands the CCPA, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states have also enacted data privacy laws. For example, Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Consumer Privacy Act, all of which become effective in 2023. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. In addition, data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the EU’s General Data Protection Regulation, or EU GDPR, and the UK’s GDPR, or UK GDPR, impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators in the EU Member States and Norway, Iceland and Liechtenstein may impose temporary or definitive bans on data processing, as well as fines up to €20 million or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, companies may face private litigation related to processing of personal data because the GDPR grants data subjects, or consumer protection organizations authorized at law to represent their interests, the right to claim material and non-material damages resulting from infringement of the GDPR. There has been limited enforcement of the GDPR to date, particularly in pharmaceutical development, so we face uncertainty as to the exact interpretation of the new requirements on our trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. In the UK, non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

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

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the European Economic Area, or EEA, that the EC does not consider to provide an adequate level of data privacy and security, such as the United States. The EC released a set of “Standard Contractual Clauses,” or SCCs, that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. Currently, these SCCs are a valid mechanism to transfer personal data outside of the EEA, but this mechanism is subject to legal challenge. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland and the UK similarly restrict personal data transfers outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection, and certain countries outside Europe (e.g., Russia) have also passed or are considering laws requiring local data residency or otherwise impeding the transfer of personal data across borders, any of which could increase the cost and complexity of doing business.

If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the US could significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

Compliance with US and international data privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data privacy and security laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

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

As a European public company with a registered office in Sweden, we will likely be subject to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive.

A growing number of investors, regulators, self-regulatory organizations and other stakeholders have expressed an interest in setting Environmental, Social and Corporate Governance (ESG) goals and requiring the provision of new and more robust disclosure of steps taken to implement such goals. The related legislative landscape in the EU has been evolving accordingly. For example, in December 2022, Directive No 2464/2022 on Corporate Sustainability Reporting (CSRD) was adopted and entered into force on January 5, 2023. This new Directive strengthens the rules governing the social and environmental information that companies are required to report. The new rules expand the number of companies that are required to report ESG information and broaden the amount of ESG information that companies must report. The CSRD also requires a “double materiality” analysis. This means that companies will have to report on how sustainability issues might create financial risks for the company and on the company’s own impacts on people and the environment. The CSRD will apply to large EU companies, EU parents of a large group, and to listed EU small or medium-sized companies. It will also apply to non-EU companies that have a certain threshold of EU-generated turnover and an EU branch or subsidiary. The specific information that will be subject to reporting will be detailed in the European Sustainability Reporting Standards, or ESRS to be adopted by the EC. The first set ESRS are expected be adopted by June 30, 2023. Companies subject to the CSRD will be required to fulfil their reporting obligations in accordance with a staggered timeline depending on the category of company. The first report is expected in 2025 for the 2024 financial year.

In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters. Reporting on ESG goals and objectives may cause us to expend significant capital and human resources and could divert management’s attention from central operational matters. Reports could also lead to the disclosure of information that which may have a negative impact on our operations and reputation which may lead to additional exposure. Failure to accurately comply with any ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biotechnology and pharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, product candidates or products. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers may be subject, directly or indirectly, to US federal and state, EU or foreign jurisdictions’ healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our current and future operations may be directly, or indirectly through our relationships with investigators, health care professionals, customers and third-party payors, subject to various US federal and state healthcare laws and regulations, including, without limitation, the US federal Anti-Kickback Statute. Healthcare providers, including physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payors, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we research as well as market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the US federal government and the states in which we conduct our business. Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

●	the US federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under US federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The definition of the “remuneration” under the federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 1, 2023. We continue to evaluate what effect, if any, the rule will have on our business;
●	federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, manufacturers have been prosecuted for causing false claims to be submitted because of off-label promotion purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

●	HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, and business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs;
●	the US federal legislation commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians, certain other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians (as defined by such law) and their immediate family members;
●	analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the US federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral source, state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers. Outside the United States, interactions between pharmaceutical companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

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

We are exposed to the risk that our employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA, the EC and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

We are subject to the UK Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the UK Bribery Act 2010, or the Bribery Act, US Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the US domestic bribery statute contained in 18 U.S.C. §201, the US Travel Act, the Swedish Penal Code, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage, or anything of value, to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior), or for any other improper purpose.

Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We, along with those acting on our behalf and our commercial partners, operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

Compliance with the Bribery Act, FCPA and these other anti-corruption laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, anti-corruption laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered government officials.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the UK, Sweden, Norway and the US, and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. Exports and imports of our products must be made in compliance with these laws and regulations. Trade Control laws may also restrict or prohibit altogether the provision or supply of certain of our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions, unless there are license exceptions that apply or specific licenses are obtained. In addition, as a result of the Russia-Ukraine military conflict, the US, EU, UK, and other jurisdictions adopted a series of financial and trade sanctions in relation to Russia, Belarus, and certain Russian and Belarussian citizens and entities. Further sanctions against Russia and Belarus may be imposed by the UK, US and other jurisdictions as the Russia-Ukraine military conflict continues. Any changes in Trade Control laws, shift in the enforcement or scope of existing Trade Control laws, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could result in the decreased ability to export our products internationally.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses. Such liabilities could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, FCPA, other anti-corruption laws or Trade Control laws could also have an adverse impact on our reputation, business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

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

The price of the securities of publicly traded pharmaceutical companies like ours has been highly volatile and is likely to remain highly volatile in the future. Since the ADSs were sold at our initial US public offering in June 2020 at a price of $19.50 per ADS, the price per ADS has ranged as low as $10.82 and as high as $38.00 through December 31, 2022. The market price of the ADSs and our common shares may fluctuate significantly due to a variety of factors, including:

●	the commencement, enrollment or results of our planned and future clinical trials;
●	positive or negative results from, or delays in, testing and clinical trials by us, strategic partners or competitors;
●	the amount of revenue from sales of TARPEYO in the United States, Kinpeygo in the EEA and UK, and Nefecon in other jurisdictions, if approved;
●	delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;
●	technological innovations or commercial product introductions by us or competitors;
●	changes or developments in laws or regulations applicable to our product candidates;
●	developments concerning proprietary rights, including patents and litigation matters;
●	public concern relating to the commercial value or safety of any of our product candidates;
●	the loss of any of our key scientific or management personnel;
●	announcements concerning our competitors or the biopharmaceutical industry in general;
●	actual or anticipated fluctuations in our operating results;
●	financing or other corporate transactions;
●	publication of research reports or comments by securities or industry analysts;
●	general market conditions in the biopharmaceutical industry or in the economy as a whole, including the COVID-19 pandemic, bank failures, the Russia-Ukraine military conflict, and related global economic uncertainty;
●	the trading volume or our ADSs on The Nasdaq Global Select Market or our common shares on Nasdaq Stockholm;
●	sales of our ADSs or common shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
●	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or Sweden;
●	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the pharmaceutical industry;
●	investors’ general perception of us and our business; and
●	other events and factors, many of which are beyond our control.

The stock market in general, and The Nasdaq Global Select Market and pharmaceutical companies like ours in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

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

We will continue to incur increased costs as a result of operating as a US-listed public company, and our board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a US-listed public company we will continue to incur significant legal, accounting and other expenses that we did not incur as a public company listed on Nasdaq Stockholm. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non-US reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

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

We have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements, and other factors. Furthermore, pursuant to Swedish law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Swedish accounting rules. If the price of the ADSs or the common shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations.

In connection with our preparation and the audits of our financial statements as of and for the year ended December 31, 2022, we have identified material weaknesses as defined under the Exchange Act and by the Public Company Accounting Oversight Board (United States) in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. All of these material weaknesses are described in detail in Item 15.B, “Management’s Annual Report on Internal Control over Financial Reporting.”

We initially identified some of these material weaknesses in our preparation and the audits of our financial statements as of and for the year ended December 31, 2021 and initiated a remediation plan, as further described in Item 15.B, to remediate the material weaknesses and to enhance our overall control environment. In fiscal 2022, we were able to complete remediation of the prior material weakness related to controls over impairment of goodwill and other intangible assets, and we continue to take action to remediate the remaining material weaknesses, including steps to increase dedicated resources, improve reporting processes and enhance related supporting technology. As such, we have hired a dedicated US-based Internal Controls leader with risk management and Sarbanes Oxley experience, provided a first wave of SOX and internal controls training, and have implemented a new and enhanced solution for documenting our risks, controls and related assertions to facilitate tracking and analyzing internal control deficiency trends to support timely remediation. We are committed to implement a strong internal control environment and implementing measures designed to help ensure that control deficiencies contributing to the material weakness are remediated as soon as possible, as further described below.

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

We are subject to reporting obligations under US securities laws and the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in this annual report. As a result of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs. For example, we have identified material weaknesses in our internal control over financial reporting related to our financial statement closing process, primarily related to the lack of sufficient skilled personnel with SEC reporting knowledge and experiences for purposes of timely and reliable financial reporting. Specifically, the material weaknesses identified relate to a lack of resources sufficient to prepare and review our consolidated financial statements and related disclosures in accordance with the requirements set forth by the SEC.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are now required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting and we are also required, as of this annual report, to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. Based upon our evaluation, as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with the Exchange Act Rule 13a-15(e), as a result of the material weakness in our internal control over financial reporting, as discussed in Item 15 of this report, were not effective. We may in the future discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Moreover, our internal controls over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Moreover, we are aware that the remote working arrangements which is a function of specific roles and further impacted by the COVID-19 pandemic potentially present new areas of risk, and we are carefully monitoring any impact to our internal controls and procedures.

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

Our executive officers, directors, greater than five percent shareholders and their affiliates beneficially own approximately 27.5% of our outstanding common shares (including common shares in the form of ADSs) as of February 28, 2023. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure, and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that you may believe are in your best interest as one of our shareholders. Some of these persons or entities may have interests different than yours. For example, to the extent certain shareholders purchased their shares or ADSs at prices below those at which other shareholders purchased theirs and have held their common shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other shareholders.

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

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the Swedish Krona, US dollar, Swiss franc and Euro. Our functional currency is the Swedish Krona, and some of our operating expenses are paid in Swedish Krona, but we also receive payments and pay expenses in US dollars and Euro. The operational currency of our French and Swiss subsidiaries is the Swiss franc. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of the ADSs and common shares on The Nasdaq Global Select Market and Nasdaq Stockholm, respectively, may be affected by fluctuations in foreign exchange rates between these currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we hold foreign exchange call options on the Euro.

Moreover, because our common shares currently trade on Nasdaq Stockholm in Swedish Krona, and the ADSs trade on The Nasdaq Global Select Market in US dollars, fluctuations in the exchange rate between the US dollar and the Swedish Krona may result in temporary differences between the value of the ADSs and the value of our common shares, which may result in heavy trading by investors seeking to exploit such differences.

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

Claims of US civil liabilities may not be enforceable against us.

We are incorporated under Swedish law. Certain members of our board of directors and senior management are non-residents of the US, and all or a substantial portion of our assets and the assets of such persons are located outside the US. As a result, it may not be possible to serve process on such persons or us in the US or to enforce judgments obtained in US courts against them or us based on civil liability provisions of the securities laws of the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce judgments obtained in US courts against them or us, including judgments predicated upon the civil liability provisions of the US federal securities laws.

The US and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon US securities laws, would not automatically be recognized or enforceable in Sweden. In addition, uncertainty exists as to whether the courts in Sweden would entertain original actions brought in Sweden against us or our directors or senior management predicated upon the securities laws of the US or any state in the US. Any final and conclusive monetary judgment for a definite sum obtained against us in US courts would not be automatically recognized. Instead, new proceedings would need to be initiated before the competent court in Sweden. However, a judgment obtained in the US may still have a strong evidentiary weight in the Swedish proceedings, depending on the circumstances and the assessment of the court. If a Swedish court gives judgment for the sum payable under a US judgment, the Swedish judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Sweden court discretion to prescribe the manner of enforcement. As a result, US investors may not be able to enforce against us or certain of our directors any judgments obtained in US courts in civil and commercial matters, including judgments under the US federal securities laws.

We qualify as a foreign private issuer and, as a result, we are not subject to US proxy rules and are subject to reporting obligations under the Securities Exchange Act of 1934, as amended, that, to some extent, permit less detailed and frequent reporting than that of a US domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-US company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while US domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are entitled to, and do, rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Swedish law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to US companies listed on Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed US company and follow home country practice with respect to (i) the minimum quorum requirement for a meeting of shareholders, (ii) the requirement that non-management directors to meet on a regular basis without management present and (iii) the composition of the nominating and corporate governance committee.

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed US companies, including an affirmative determination that all members of the audit committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, Nasdaq’s corporate governance rules require listed US companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares, which we are not required to follow as a foreign private issuer. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to US domestic issuers.

We may in the future lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the US or (b)(i) a majority of our executive officers or directors may not be US citizens or residents, (ii) more than 50 percent of our assets cannot be located in the US and (iii) our business must be administered principally outside the US. We are required to evaluate our foreign private issuer status as of June 30 of each year. If we lose foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our management team.

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

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the US federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the US federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the US Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

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

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the US federal securities laws and the rules and regulations promulgated thereunder.

If we were to be classified as a “passive foreign investment company,” or a PFIC, there could be adverse US tax consequences to certain US holders.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2022, we do not believe that we were a PFIC for our taxable year ending December 31, 2022. Because PFIC status is a fact specific determination that generally cannot be made until the close of the taxable year in question, the calculation of the value of our non-cash assets may be based in part on the value of our common shares or ADSs, the value of which may fluctuate considerably, and we hold a substantial amount of cash and cash equivalents, our PFIC status may change from year to year, it is difficult to predict whether we will be a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us becoming a PFIC for our current taxable year or any future taxable years. Our US counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.

Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the quarterly weighted average value of our assets consists of assets that produce, or are held for the production of, passive income. If we are a PFIC for any taxable year during which a US Holder (as defined below in “Item 10.E—Taxation—Certain United States Federal Income Tax Consequences”) holds our common shares, or ADSs, the US Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. Each US Holder is strongly urged to consult its tax advisor regarding these issues. For further discussion of the adverse US federal income tax consequences in the event we are classified as a PFIC, see “Item 10.E—Taxation—Certain United States Federal Income Tax Consequences.”

If a United States person is treated as owning at least 10% of our common shares or ADSs, such holder may be subject to adverse US federal income tax consequences.

If a US Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares or ADSs, such US Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. If our corporate group includes one or more US subsidiaries, our non-US subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in US property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation.

Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. US Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares or ADSs.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or, in each case, the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development’s (OECD), Base Erosion and Profit Shifting, Project (including “BEPS 2.0”), the EC’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. In addition, on October 8, 2021, the OECD announced an agreement by members of the Inclusive Framework delineating an implementation plan, and on December 20, 2021, the OECD released model rules for the domestic implementation of a 15% global minimum tax. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

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

The rights of our shareholders may differ from the rights typically offered to shareholders of a US corporation.

Under Swedish corporate law, except in certain limited circumstances, which require at a minimum that a proposal for special review of accounts or a review of a specific item/topic as defined by shareholders requesting such review, has been supported by a minimum of 10% of the shareholders voting and being present at a general meeting, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Swedish limited company are also unable to initiate a derivative action, a remedy typically available to shareholders of US companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our executive management from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or our executive management, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting has opposed such shareholder resolution. In contrast, most US federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Swedish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. See “Item 10.E.—Taxation—Material Swedish Tax Considerations” for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Swedish insolvency law as under US law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a US debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Swedish tax law. Finally, Swedish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a US company under applicable US laws. As a result of these differences between Swedish corporate law and our articles of association, on the one hand, and US federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a US company.

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

We are a Swedish company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of US jurisdictions.

We are a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Sweden. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of US jurisdictions. In the performance of its duties, our board is required by Swedish law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

Our articles of association designate specific courts in the US as the exclusive forum for certain US litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum and without any infringement on Swedish forum provisions and without applying Chapter 7, Section 54 of the Swedish Companies Act (2005:551), the US District Court for the Southern District of New York shall be the sole and exclusive forum for resolving any complaint filed in the US asserting a cause of action arising under the Securities Act, or the Federal Forum Provision.

We recognize that the proposed Federal Forum Provision may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of New York. Additionally, proposed Federal Forum Provision may limit our shareholders’ ability to bring a claim in a US judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other US or Swedish courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The US District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering a US-based action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

The dual listing of our common shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ADSs are listed on The Nasdaq Global Select Market and our common shares are listed on Nasdaq Stockholm. Trading of the ADSs or common shares, as applicable, in these markets will take place in different currencies (US dollars on Nasdaq and Swedish Kronor on Nasdaq Stockholm), and at different times (resulting from different time zones, different trading days and different public holidays in the US and Sweden). The trading prices of our common shares or ADSs, as applicable, on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on Nasdaq Stockholm could cause a decrease in the trading price of the ADSs on Nasdaq. Investors could seek to sell or buy our common shares or ADSs to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and the common shares or Ads available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs. We cannot predict the effect of this dual listing on the value of our common shares and the ADSs. However, the dual listing of our common shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the US.

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

In June 2020, we completed an initial public offering of our American Depositary Shares, or ADSs, on The Nasdaq Global Select Market in the United States and sold 924,000 common shares in Europe and countries outside of the United States in a concurrent private placement to qualified investors for gross proceeds of approximately $90 million (approximately SEK 828 million) before deduction of issuance costs, underwriting commissions and expenses. In July 2020, the underwriters exercised a portion of their over-allotment option, whereby we received additional gross proceeds of approximately $6.9 million (approximately SEK 63 million) before deduction of issuance costs, underwriting commissions and expenses. We refer to this transaction as our US IPO. Our ADSs trade on The Nasdaq Global Select Market under the ticker “CALT.”

In August 2021, we completed a private placement of our common shares, pursuant to which we raised gross proceeds of SEK 324.0 million.

In July 2022, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which we may, at our option, offer and sell ADSs having an aggregate offering price of up to $75.0 million from time to time through Jefferies, acting as sales agent. Any such sales, made through our sales agent can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. We agreed to pay Jefferies a commission of up to 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. As of March 31, 2023, we have not sold any shares pursuant to the Sales Agreement.

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

B.BUSINESS OVERVIEW

Overview

We are a commercial-stage specialty pharmaceutical company with the first product approved in the US and in EU for patients with the renal disease immunoglobulin A nephropathy, Nefecon, and a portfolio of innovative product candidates.

Nefecon is a proprietary, novel oral, delayed release formulation of budesonide designed to specifically target the presumed origin of the disease and provide a potentially disease modifying treatment of immunoglobin A nephropathy, or IgAN, for which there is a high unmet medical need. Budesonide is a corticosteroid with potent glucocorticoid activity and weak mineralocorticoid activity that undergoes substantial first pass metabolism, resulting in limited systemic exposure. IgAN is a progressive, chronic disease that over time results in deterioration of kidney function in patients, many of whom are at risk of developing end-stage renal disease, or ESRD, with the need for dialysis or kidney transplant. Nefecon is designed to target the origin of the disease presumed to be located in the ileum, the distal region of the small intestine, which has the highest concentration of the Peyer’s patches, which are responsible for the production of pathogenic secretory immunoglobulin A, or IgA, antibodies.

The US Food and Drug Administration, or FDA, approved Nefecon under the brand name TARPEYO under accelerated approval on December 15, 2021 and we reported commercial availability in the United States in January 2022. The indication for TARPEYO (budesonide) delayed release capsules (4mg) is reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5gram/gram. The European Commission, or EC, granted conditional marketing authorization for Nefecon under the name Kinpeygo (budesonide) capsules for the treatment of primary IgAN in adults at risk of rapid disease progression with a urine protein-to-creatinine ratio ≥1.5 gram/gram on July 15, 2022 and our licensee STADA Arzneimittel AG, or STADA, announced commercial availability in Germany in September 2022. On February 1, 2023, the Medicines and Healthcare products Regulatory Agency, or MHRA, of the UK granted Conditional Marketing Authorization for Kinpeygo for the same indication as the EC.

TARPEYO was the first treatment ever approved for the US market indicated for patients with IgAN. The FDA approved TARPEYO under the accelerated approval pathway based on the reduction in proteinuria and supportive data on the estimated Glomerular Filtration Rate, or eGFR, a measure of kidney function, shown in Part A of our pivotal NefIgArd trial. We reported topline results from the full NefIgArd clinical trial in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The results indicate that Nefecon was generally well-tolerated and the safety profile was consistent with that observed in Part A of the trial.

Nefecon has been granted seven years orphan drug exclusivity in the United States, expiry December 15, 2028, and ten years orphan market exclusivity by the EC, expiry July 15, 2032, and by the MHRA, expiring February 1, 2033.

We retain worldwide rights to Nefecon other than in territories where we have established strategic collaborations. In 2019, we entered into an agreement pursuant to which we granted Everest Medicines II Limited, or Everest, an exclusive license to develop and commercialize Nefecon for the treatment of IgAN in Greater China and Singapore, and in March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, the UK, and, if approved, in Switzerland. In December 2022, we entered into an exclusive license agreement with Viatris Pharmaceuticals Japan Inc., a subsidiary of Viatris Inc., or Viatris, to register and commercialize Nefecon for the treatment of IgAN in Japan.

We are also developing a novel platform of nicotinamide adenine dinucleotide phosphate, or NADPH, oxidase, or NOX, inhibitors, which we intend to primarily develop for orphan diseases with fibrotic pathology, with a main focus on kidney and liver diseases. From this platform, we are developing setanaxib, a NOX inhibitor, for the treatment of primary biliary cholangitis, or PBC. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b/3 clinical trial, in which we randomized the first patient in February 2022. Setanaxib will be administered to approximately 318 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to ursodeoxycholic acid, a generic drug also known as ursodiol or UDCA in a global trial conducted in up to 150 investigational centers. The primary endpoint is alkaline phosphatase (ALP) reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). Following favorable safety data from a Phase 1 study, this trial will evaluate two dosing regimens of 1200mg/daily and 1600mg/daily. An interim analysis will be conducted once the 99th randomized patient has completed the Week 24 visit, which is expected in the first half of 2024, subject to recruitment rate, and will determine which dose of setanaxib will be used for the Phase 3 part of the study. Setanaxib was granted fast track designation by the FDA in August 2021. We are also conducting a proof of concept, Phase 2 clinical trial of setanaxib administered in conjunction with pembrolizumab, a check point inhibitor, in squamous cell carcinoma of the head and neck, in order to explore setanaxib’s use as a treatment approach in cancers with high levels of tumors associated fibroblasts, or CAFs.

In addition, we have in-licensed Budenofalk 3 mg oral capsules and intend to develop Budenofalk in the United States for the treatment of autoimmune hepatitis, or AIH, subject to regulatory feedback. We discussed development plans with the FDA for AIH during 2020 and have refined our clinical approach during 2021 and 2022 with a target to arrive at a definitive clinical development plan in 2023, subject to further interactions with KOLs and the FDA.

Our Pipeline

The following table summarizes the development stage and status of our portfolio of key product candidates:

Our Strategy

We aim to apply our interdisciplinary expertise in pharmaceutical product development to identify, develop and commercialize novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. To achieve this objective, we intend to pursue the following strategies:

●	Apply for full marketing approval for TARPEYO and Kinpeygo. We reported topline results from the full NefIgArd Phase 3 clinical trial in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The NefIgArd trial is expected to conclude in the third quarter of 2023 when the final 29 patients in China (not required for global submission purposes) have completed nine months of treatment and 15 months of observation. We believe that the topline results from the NefIgArd trial support filing for a full approval for adult patients with primary IgAN based on the Phase 3 study population, and we plan to file for such approval with the FDA during 2023.
●	Maximize the potential of Nefecon, where approved, through commercialization independently and through collaborations with third parties. Since the approval of TARPEYO in the United States in December 2021, we have been commercializing TARPEYO independently in the United States through a targeted commercial sales infrastructure. We launched TARPEYO in the United States in January 2022. Based on third party research we commissioned to assess the US nephrologist IgAN market, we believe this market can be served by a small and dedicated number of marketing and medical sales specialists to efficiently cover the approximately 4,000 nephrologists focused on our target patient population in the United States. In 2019, we granted a license to Everest, to develop and commercialize Nefecon for IgAN and other potential indications in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, the UK and, if approved, in Switzerland. In December 2022, we entered into an exclusive license agreement with Viatris, to register and commercialize Nefecon for the treatment of IgAN in Japan. We retain worldwide rights to Nefecon other than in Greater China, Singapore, the Republic of Korea, Europe, and Japan and have entered into a Managed Access Program Distribution Agreement with TannerGAP, Inc. and Tanner Pharma UK Limited, or Tanner, under which Tanner agrees to act as the exclusive distributor for Calliditas to provide pre-approval access to the TARPEYO in response to requests by physicians, hospitals, pharmacies, distributors, ministries of health or other parties on behalf of specific or named patients, when the TARPEYO is not approved or licensed for use in the named patient’s home country.
●	Efficiently advance our first-in-class NOX platform candidate setanaxib through clinical trials. We believe that our leading product candidate, setanaxib, has potential to meaningfully impact fibrosis and inflammation, and hence provide significant benefit in orphan diseases, including in PBC. Setanaxib is the first clinical product candidate within the newly created “-naxib” international nonproprietary name stem designated by the World Health Organization. We are currently conducting a Phase 2/3 clinical trial in patients with PBC who have more advanced signs of liver fibrosis, as measured by Fibroscan. We are also conducting a proof of concept, Phase 2 clinical trial in squamous cell carcinoma of the head and neck cancer with setanaxib, administered in conjunction with pembrolizumab, a checkpoint inhibitor, in order to explore setanaxib’s use as a treatment approach in cancers with high levels of CAFs. In preclinical studies setanaxib has been shown to significantly reduce levels of CAFs in relevant mouse models of head and neck cancer, which in conjunction with administration of immunotherapies have resulted in tumor size reduction and overall survival benefits. Based on supportive pre-clinical data generated during 2022, we plan to initiate a Phase 2a study with setanaxib in about 20 patients with Alport syndrome in the second quarter of 2023.
●	Leverage our proprietary formulations and significant experience with drug release technology to explore treatments in select orphan hepatic diseases. We believe that there is a potential to treat orphan hepatic diseases in which therapeutic benefits can be achieved by a local release of a potent immunosuppressant targeted at the liver while limiting systemic side effects. We are exploring additional indications such as AIH. There are currently no approved therapies in the United States for AIH. We discussed our development plans with the FDA for AIH during 2020 and have received helpful feedback as to the potential regulatory pathway forward. During 2021 and 2022, we continued to develop our clinical plans and expect to arrive at a definitive clinical plan approach in 2023, subject to interactions with KOLs and the FDA.
●	Complement our existing pipeline by selective acquisitions or in-licensing of product candidates focused on nephrology, hepatic or orphan diseases. We actively seek to complement our existing pipeline by selectively acquiring or in-licensing additional product candidates that present a strong strategic and commercial fit. We believe that our team is well-positioned to identify attractive assets and accelerate their development. In particular, we seek to expand our pipeline with product candidates with an attractive risk/reward profile, such as those that have demonstrated proof-of-concept in patients, are in late-stage clinical development or can be rapidly advanced to market approval. We currently focus on, and we expect to continue to focus on, nephrology, hepatic and orphan diseases for our business development efforts.

Our Company and Management Team

We were formed in 2004 and we acquired Nefecon from Professors Bengt Fellström and Roger Hällgren at Uppsala University, Sweden. We are led by an experienced and dedicated management team with significant pharmaceutical industry experience, including at leading pharmaceutical companies such as GlaxoSmithKline, Novo Nordisk and Astra Zeneca. Our board of directors includes highly qualified researchers, pharmaceutical sector executives and experts in the fields of drug development, corporate development and pharmaceutical commercialization. We are supported by a highly regarded network of leading renal and hepatic experts, including prominent IgAN specialists throughout the world that serve as external advisors and investigators on clinical trials of Nefecon.

COVID-19 Pandemic & Global Developments

As of the date of this annual report, the impact of the COVID-19 pandemic to our business has been limited. To date, we do not anticipate that the COVID-19 pandemic has impacted or will significantly impact the ongoing clinical activities related to NefIgArd, our Phase 3 pivotal trial in IgAN. Nefecon is orally administered by patients at home and the trial is conducted globally and designed to require only limited interaction among patients and the healthcare system, with the result that the impact of the COVID-19 pandemic on the trial was limited. With sites in 19 countries participating in the trial, there are several geographies facing challenging situations in their healthcare systems, but we were able to put in place effective measures designed to address patient safety and preserve trial data integrity, in close cooperation with national coordinators, primary investigators, study nurses and our contract research organization. In January 2021, we completed the enrollment of 366 patients in the global NefIgArd trial, including a number of patients in China. In March 2023, we announced positive topline results from the Phase 3 NefIgArd trial. The NefIgArd trial is expected to conclude in the third quarter of 2023 when the final 29 patients in China (not required for global submission purposes) have completed nine months of treatment and 15 months of observation. Although we believe we have implemented strategies to minimize the impact of the COVID-19 pandemic to our business, we expect that we may experience delays with respect to the initiation and conduct of our clinical trials involving setanaxib. The extent to which COVID-19 continues to impact the timing of these additional trials will depend on ongoing developments to contain and treat the disease and the ability of hospitals and trial sites to conduct trials in different geographic locations, which remains somewhat uncertain. We will continue to evaluate the impact of the COVID-19 pandemic to our business.

The Russian-Ukraine military conflict, the resulting armed conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials, including patient enrollment. Although we do not have any direct operations in Ukraine or Russia, our collaborators and other third parties upon which we relay may have operations that could be directly and significantly impacted by this armed conflict. Delays in research activities, supply chain or clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers or providers at additional expense. In addition, this armed conflict has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Our Commercial Product: TARPEYO for the treatment of IgAN

Overview

In November 2020, we reported positive topline data from Part A of our global, pivotal Phase 3 clinical trial, which we refer to as NefIgArd. In this trial of 200 patients, treatment with Nefecon was associated with a statistically significant and clinically meaningful reduction of protein in the urine, or proteinuria, and stabilization of kidney function. The primary endpoint analysis showed a 31% mean reduction in the treatment arm versus baseline, with placebo showing a 5% mean reduction versus baseline, resulting in a 27% mean reduction at nine months of the treatment arm versus placebo (p=0.0005). The key secondary endpoint, eGFR, showed a treatment benefit of 7% versus placebo at nine months, reflecting stabilization in the treatment arm and a 7% decline of eGFR in the placebo arm (p=0.0029). This reflected an absolute decline of 4.04 ml/min/1.73m2 in the placebo group over nine months compared to a 0.17 ml/min/1.73m2 decline in the treatment arm. Patients who had reached 12 months at the time of the data cut-off recorded a proteinuria reduction of 52% from baseline in the treatment arm, versus 7% in the placebo arm. In addition, the trial showed that Nefecon was generally well-tolerated.

We reported topline results from the Phase 3 NefIgArd clinical trial in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The eGFR benefit was observed across the entire study population, irrespective of UPCR baseline. UPCR reductions observed were durable, reflecting a long-lasting treatment effect during the 15 month follow-up period off treatment. The results indicate that Nefecon was generally well-tolerated and the safety profile was consistent with that observed in Part A of the trial. The NefIgArd trial is expected to conclude in the third quarter of 2023 when the final 29 patients in China (not required for global submission purposes) have completed nine months of treatment and 15 months of observation.

The FDA has approved TARPEYO (developed under the name of Nefecon) under the accelerated approval pathway based on the reduction in proteinuria. TARPEYO was the first ever approved treatment on the US market indicated for patients with IgAN. Continued approval for the approved indication may be contingent upon verification and description of clinical benefit in the confirmatory part of the trial.

The EC has granted conditional marketing authorization for Nefecon under the name Kinpeygo (budesonide) capsules for the treatment of IgAN in adults at risk of rapid disease progression with a urine protein-to-creatinine ratio (UPCR) ≥1.5 gram/gram. On February 1, 2023, the MHRA granted Conditional Marketing Authorization for Kinpeygo for the same indication as the EC.

Nefecon has been granted seven years orphan drug exclusivity in the United States and ten years orphan market exclusivity by the EC and by the MHRA. Since the approval of TARPEYO in the United States in December 2021, we have been commercializing TARPEYO independently in the United States through a targeted commercial sales infrastructure. We launched TARPEYO in the United States in January 2022. In 2019, we granted a license to Everest, to develop and commercialize Nefecon for IgAN and other potential indications in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the UK. In December 2022, we entered into an exclusive license agreement with Viatris, to register and commercialize Nefecon for the treatment of IgAN in Japan. We retain worldwide rights to Nefecon other than in Greater China, Singapore, the Republic of Korea, the EEA, Switzerland, the UK, and Japan and have entered into a Managed Access Program Distribution Agreement with Tanner, under which Tanner agrees to act as the exclusive distributor for Calliditas to provide pre-approval access to the TARPEYO in response to requests by physicians, hospitals, pharmacies, distributors, ministries of health or other parties on behalf of specific or named patients, when the TARPEYO is not approved or licensed for use in the named patient’s home country.

IgAN Disease Background

IgAN, sometimes referred to as Berger’s disease, is a serious progressive disease of the kidney, in which up to 50% of patients are at risk of developing ESRD within ten to twenty years. The standard of care for ESRD is dialysis or kidney transplant, which represents a significant health economic burden as well as a material impact on patients’ quality of life. IgAN is an orphan disease that we estimate affects approximately 130,000 to 150,000 people in the United States and approximately 200,000 people in Europe. A significantly higher prevalence of IgAN has been observed in Asia, including in Greater China, where it has historically been a leading cause of ESRD. We estimate that IgAN affects approximately five million people in Greater China.

Although IgAN manifests in the kidney, there is now a consensus supporting a pivotal role of the mucosal immune system in the pathogenesis of the condition and that the origins of the disease reside in the mucosal tissue of the gastrointestinal tract. The intestine represents the largest component of the immune system in the body, and is a site of continuous exposure to antigens and pathogens. Masses of lymphatic tissue, known as Peyer’s patches, are concentrated in the ileum where they produce secretory IgA antibodies. IgA antibodies play a key role in the immune system by protecting the body from foreign substances such as food-derived factors, bacteria and viruses. Patients with IgAN have elevated levels of a subclass of IgA antibodies produced in the gut that lack units of galactose, a type of sugar, at their hinge region. The hinge region is a flexible amino acid stretch in the central part of the heavy chains of the IgA antibody. In IgAN patients, a combination of genetic predisposition, environmental, bacterial or dietary factors are presumed to lead to an increased production of these galactose-deficient IgA antibodies, potentially in combination with increased intestinal permeability, which leads to these antibodies appearing in the blood. The galactose-deficient IgA antibodies are immunogenic when found in the circulation, which triggers autoantibodies, or antibodies created by the body in response to a constituent of its own tissue. This in turn leads to the formation of pathogenic immune complexes, or clusters of antibodies, which deposit in the glomeruli, the kidney’s filtration apparatus. These trapped immune complexes initiate an inflammatory cascade that damages the glomeruli, resulting in protein and blood leaking into the urine. Ultimately the glomeruli are destroyed, reducing the kidney’s ability to remove waste products from the blood. As the disease progresses, waste products that are normally removed from the blood accumulate leading to potentially life-threatening complications that in many patients result in the need for dialysis or kidney transplant. Commercial patients on hemodialysis (in the US) average 145 sessions per year with costs that frequently exceed $250,000 per year. The average cost of a kidney transplant is approximately $415,000 with a total estimated annual cost in the US of $7.0 billion. The graphic below illustrates the pathogenesis of IgAN.

IgA production in the Peyer’s patches in the ileum is believed to cause IgAN in the kidney.

Treatment Landscape for IgAN Patients

Until the approval of TARPEYO (developed under the project name of Nefecon), there were no approved treatment options for IgAN. Physicians have attempted to control disease progression with a variety of off-label treatments. KDIGO (kidney disease improving global outcomes), a standard clinical assessment classification system used to predict risk for progression of kidney disease, recommends the use of blood pressure-lowering agents that inhibit or block the renin-angiotensin system, or RAS, using either inhibitors of angiotensin converting enzyme, or ACE inhibitors, or angiotensin receptor blockers, or ARBs. RAS inhibition reduces pressure in the kidney glomeruli, thereby lowering leakage and protein excretion in urine. Treatment via RAS inhibition is primarily symptomatic and does not address the underlying cause of IgAN. Over time, a significant proportion of patients experience continued deterioration of kidney function.

For IgAN patients whose disease has progressed, clinicians may treat patients with systemic immunosuppressive agents, primarily consisting of high doses of systemic corticosteroids, such as prednisone, prednisolone and methylprednisolone. While some published reports indicate that these agents may reduce proteinuria, the use of systemic corticosteroids is also associated with a wide range of adverse events, including high blood pressure, weight gain, diabetes, serious infections and osteoporosis.

The seriousness of these adverse events in patients with IgAN has been documented in two independent clinical trials investigating the safety and efficacy of systemic corticosteroids monotherapy and in combination with immunosuppressives. In the Therapeutic Evaluation of Steroids in IgA Nephropathy Global, or TESTING, clinical trial that was started in 2012 and conducted by The George Institute for Global Health based in Sydney, Australia, 262 patients who had progressive IgAN despite treatment with RAS blockade agents were randomized to receive oral corticosteroid methylprednisolone or placebo. A significantly higher rate of serious infections and two infection-related deaths were observed in patients receiving oral methylprednisolone, leading to temporary suspension of the trial in 2015 and a restart again in 2017 with a lower dose of methylprednisolone. Recently published results suggest this risk may be somewhat mitigated by reducing the dose of methylprednisolone and by administering prophylactic antibiotic treatment. In the open-label Supportive Versus Immunosuppressive Therapy for the Treatment of Progressive IgA Nephropathy, or STOP-IgAN, trial conducted by Rheinisch Westfälische Technische Hochschule of Aachen University in 162 patients, there was also an increase in the rate of serious infections including one infection related death in the 82 patients who received immunosuppressive therapy (systemic corticosteroids monotherapy or in combination with cyclophosphamide and azathioprine) in addition to supportive care. In this trial, immunosuppressives were not observed to have a lasting effect on proteinuria and there was no significant difference in the decline in eGFR. The STOP-IgAN trial concluded that the addition of immunosuppressive therapies, including systemic corticosteroids, to comprehensive supportive care was not beneficial in IgAN.

On February 17, 2023, the FDA approved Travere Therapeutics, Inc.’s FILSPARI (sparsentan), under accelerated approval to reduce proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR ≥1.5gram/gram. This approval was granted based on positive proteinuria results from the Phase III trial with no supportive eGFR being presented. Continued approval of FILSPARI may depend on long term eGFR confirmatory data from this study. Due to risks of liver injury and birth defects, FILSPARI has a boxed warning and will only be available through an FDA mandated Risk Evaluation and Mitigation Strategy (REMS) program, requiring liver enzyme testing before initiation of treatment, monthly for the first year of treatment, and every three months thereafter and, for female patients, pregnancy testing before initiation of treatment and monthly thereafter. FILSPARI also requires that patients, prior to initiating treatment, discontinue use of renin-angiotensin-aldosterone system (RAAS) inhibitors, endothelin receptor antagonists (ERAs) or aliskiren.

Our Solution: Nefecon

Nefecon is a proprietary, novel oral, formulation of budesonide, designed to deliver budesonide to the ileum of the small intestine, where the Peyer’s patches are concentrated. Budesonide is a corticosteroid with potent glucocorticoid activity and weak mineralocorticoid activity that undergoes substantial first pass metabolism, resulting in limited systemic exposure. Nefecon was designed as a 4 mg delayed release capsule with an enteric coating so that it remains intact until it reaches the ileum. Each capsule contains beads coated with various polymers and budesonide designed to target the area with the highest concentration of Peyer’s patches, with the intention of having a disease-modifying effect.

Nefecon is designed to release budesonide in the ileum to provide peak drug concentrations to immune cells in the Peyer’s patches.

As illustrated below, Nefecon has an enteric coating layer that delivers the capsule intact to the ileum of the small intestine, where the Peyer’s patches are concentrated. The capsule contains triple coated beads that help control the rate of release of the active ingredient, budesonide. Nefecon is thought to reduce the levels of circulating galactose deficient IgA and subsequently the production of IgA or IgG antibodies that bind to galactose deficient IgA to form immune complexes that accumulate in the kidneys causing renal injury.

Nefecon has two components: an enteric-coated layer that delivers the capsule intact to the ileum and triple coated beads that control the release of the active ingredient.

Budesonide is an established corticosteroid that is generally well tolerated compared to other corticosteroids like prednisone. This active ingredient was selected because of its high first pass metabolism in the liver with minimal systemic absorption. Only a small portion of the orally administered active ingredient reaches the systemic circulation and therefore mitigates the risk of serious side effects that are typically associated with systemic corticosteroids that are used to treat IgAN.

Nefecon is differentiated in its indications, properties, profile and mechanism of action as compared to other marketed products that deliver budesonide to the intestine and is the only formulation of budesonide that is indicated for the treatment of IgAN. Uceris is formulated as a 9 mg extended release tablet administering budesonide specifically to the colon for the treatment of ulcerative colitis. Entocort is formulated as a 3 mg delayed release capsule used at a maximum dose of 9 mg throughout the entire approximately eight meters of the intestine in a continuous release for the treatment of Crohn’s disease. Unlike Nefecon, neither of these two formulations are designed to, or are in their approved dosages capable of, delivering the dose of budesonide to the ileum that was found to be efficacious for the treatment of IgAN in our clinical trials. Neither have been tested in randomized, controlled clinical trials in IgAN patients. We believe that any attempts to use these drugs to address IgAN would either be ineffective or would require dosing patients at levels several times higher than the doses approved, with unknown consequences for patient safety.

We have combined our proprietary formulation technology with know-how developed internally to create Nefecon. We believe this proprietary formulation will constitute a barrier to entry that would require significant time, focus and investment for a competitor to overcome. In addition, Nefecon has been granted orphan drug exclusivity in the United States until December 15, 2028 (seven years from our initial FDA approval in December 2021). Nefecon has also been granted orphan drug market exclusivity in the EU and the UK, which will provide marketing exclusivity until July 15, 2032 and February 1, 2033, respectively.

Nefecon Phase 3 Clinical Trial (NefIgArd Trial)

We are currently conducting a global pivotal Phase 3 clinical trial in IgAN, which we refer to as NefIgArd. NefIgArd is a double-blind, placebo-controlled, two-part phase 3 clinical trial comparing nine months of Nefecon 16 mg once daily to placebo in IgAN patients on a stable recommended or maximum tolerated dose of RAS inhibitor therapy for control of blood pressure. We randomized our first patient in NefIgArd in November 2018, the results of the first part of the trial were published in a peer reviewed journal in October 2022, and we reported positive topline data in March 2023.

Trial Design

The first part of NefIgArd, which we refer to as Part A, was designed to evaluate reduction of the surrogate marker proteinuria, measured by the urine protein to creatinine ratio, or UPCR as its primary endpoint, which is the same endpoint used in our previously completed NEFIGAN clinical trial. In addition, a key secondary endpoint of Part A is the difference in kidney function between treated and placebo patients as measured by eGFR. This key secondary endpoint in Part A, measured over a nine-month period, is informative of the primary endpoint of Part B.

The second part, which we refer to as Part B, was the post-approval confirmatory part of the trial designed to provide evidence of long-term renal benefit. Completion of enrollment of the additional 160 patients required for Part B took place in January 2021. The total number of 360 patients was required to sufficiently power the trial in order to assess the difference in kidney function between Nefecon-treated and placebo patients as measured by eGFR over a two-year period from the start of dosing of each patient. We reported positive topline results of Part B in March 2023. Across both parts, NefIgArd has enrolled a total of 366 patients in the global study.

NeflgArd Part A Results

We reported Part A topline results in November 2020. The complete Part A results from NeflgArd were published in a peer reviewed journal, Kidney International, in October 2022. The analysis set included 199 patients diagnosed with IgAN and who were on a background of optimized and stable renin-angiotensin system, or RAS inhibitor therapy. The patients were randomized in a 1:1 ratio into one of two arms-Nefecon 16 mg/day or placebo-and treated orally for nine months daily.

●	UPCR (Proteinuria) Data: Analysis of the primary UPCR endpoint showed that after nine months of treatment, patients treated with Nefecon showed a 31% reduction in UPCR compared to a 5% reduction in patients treated with placebo (p=0.0001). UPCR at nine months was reduced from baseline by 34% in patients treated with Nefecon compared with 5% in placebo-treated patients when applying an ITT (intention to treat) approach. The treatment effect for the UPCR endpoint at nine months was consistent across key subgroups, including key demographic (such as age, sex, race) and baseline disease (such as baseline proteinuria) characteristics. Based on the patients who had reached 12 months at the time of the data cut-off, proteinuria reduction was 52% from baseline compared to 7% for placebo treated patients.
●	eGFR Data: The key secondary endpoint, eGFR, showed a mean treatment benefit of 7% versus placebo at nine months, reflecting stabilization in the treatment arm and a 7% decline of eGFR in the placebo arm (p=0.0029). This corresponds to an absolute decline of 4.04 ml/min/1.73 m2 in the placebo arm over nine months compared to a 0.17 ml/min/1.73 m2 decline in the treatment arm.

●	Safety Profile: The results indicate that Nefecon was generally well-tolerated, with adverse events similar to those observed in the Phase 2b trial, and overall consistent with the known safety profile of Nefecon’s active ingredient, budesonide. The majority of adverse events were mild or moderate in severity. The withdrawal rate in this trial was less than 10%, hence significantly less than what was seen in the Phase 2b NEFIGAN trial.

NeflgArd Full Results

We reported topline results in March 2023. The analysis included 364 patients diagnosed with primary IgAN and who were on a background of optimized and stable renin-angiotensin system (RAS) inhibitor therapy. The patients were randomized in a 1:1 ratio into one of two treatment groups – Nefecon 16 mg/day orally or placebo – and treated for nine months daily, and then monitored for 15 months off-drug.

●	eGFR Data: The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. On average, eGFR over 2 years was 5.05 mL/min/1.73 m2 higher with Nefecon compared to placebo (p<0.0001). Mean change in eGFR over the 2-year period was -2.47 mL/min/1.73 m2 for Nefecon 16 mg versus -7.52 mL/min/1.73 m2 for placebo. Supportive 2-year total slope analyses were statistically significant and clinically meaningful reflecting a sustained treatment benefit. The eGFR benefit was observed across the entire study population, irrespective of UPCR baseline.
●	UPCR (Proteinuria) Data: UPCR reductions observed were durable, reflecting a long-lasting treatment effect during the 15 month follow-up period off treatment.
●	Safety Profile: The results indicate that Nefecon was generally well-tolerated and the safety profile was consistent with that observed in Part A of the trial.

The NefIgArd trial is expected to conclude in the third quarter of 2023 when the final 29 patients in China (not required for global submission purposes) have completed nine months of treatment and 15 months of observation.

Open-Label Extension Trial

We have initiated an open-label extension trial or the OLE trial, for eligible patients who have completed treatment in Part A and Part B of NefIgArd. The OLE trial commenced when the first patient completed both Part A and Part B of NefIgArd, which occurred in the fourth quarter of 2020, and we reported dosing of the first patient in February 2021. We expect the OLE trial to complete in first half of 2024.

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

The primary endpoint of mean reduction in proteinuria as measured by UPCR was achieved during the planned predefined analysis, and under the predefined protocol, no further analysis of the primary endpoint was to be conducted.

In this trial, Nefecon was also observed to statistically significantly reduce proteinuria and to provide clinical benefit by preserving kidney function, as measured by eGFR, which is considered a key metric for measuring kidney disease progression. NEFIGAN achieved its primary endpoint of reduction in proteinuria at a pre-defined interim analysis for both the combined 16 mg/day + 8 mg/day dose groups compared to placebo (p=0.0066) (the primary objective) and the 16 mg dose cohort compared to placebo (p=0.0092). As measured by UPCR, patients in the placebo cohort exhibited an increase in proteinuria of 2.7%, while patients in the 16 mg dose cohort exhibited statistically significant and clinically meaningful reductions in proteinuria of 27.3%. Results were consistent at the final analysis.

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

Regulatory Plans

The FDA granted accelerated approval to TARPEYO on December 15, 2021 and we reported commercial availability of TARPEYO in the United States in January 2022. The EC granted conditional marketing authorization for Kinpeygo on July 15, 2022 and our licensee STADA announced commercial availability in Germany in September 2022. On February 1, 2023, the MHRA granted Conditional Marketing Authorization for Kinpeygo.

TARPEYO has been granted orphan drug exclusivity in the United States and Kinpeygo has been granted market exclusivity in the EEA and Great Britain.

The FDA accelerated approval of TARPEYO is based on evaluation of the surrogate endpoint of proteinuria reduction. Continued approval for the approved indication may be contingent upon verification and description of clinical benefit in the confirmatory part of the trial. The EC and the MHRA apply a similar approach via the conditional approval pathway in the EU and Great Britain.

We believe that the topline results from the NefIgArd trial support filing for a full approval for adult patients with primary IgAN based on the Phase 3 study population, and we plan to file for such approval with the FDA, during 2023.

Commercialization

We estimate the prevalence of IgA nephropathy in the United States to be between 130,000 and 150,000, with over 50% of patients potentially progressing to ESRD. Nephrologists, in syndicated research conducted and published in 2023 by Spherix Global Insights, anticipate 66% of their IgA nephropathy patients will progress to ESRD.

Following FDA approval, we began commercializing TARPEYO in the United States. Our targeted commercial sales infrastructure now consists of 60 experienced rare disease account managers, focused on the approximate 4,000 nephrologists who we believe treat the vast majority of IgAN patients in the United States. TARPEYO sales began in late January 2022 and our US organization remains focused on disease and product education, so that physicians can identify appropriate patients for TARPEYO. In addition, we work with advocacy organizations and have developed a comprehensive patient services program to assist with access to TARPEYO.

In 2019, we granted a license to Everest to develop and commercialize Nefecon for IgAN and other potential indications in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In November 2022, we announced that Everest’s New Drug Application for Nefecon was accepted for review by the Chinese National Medical Products Administration.

In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, Switzerland and the UK. STADA is commercializing the product under the brand name Kinpeygo. STADA announced commercial availability of Kinpeygo in Germany in September 2022.

In December 2022, we entered into an exclusive license agreement with Viatris, to register and commercialize Nefecon for the treatment of IgAN in Japan.

We retain worldwide rights to Nefecon other than in Greater China, Singapore, the Republic of Korea, Europe, and Japan and have entered into a Managed Access Program Distribution Agreement with Tanner, under which Tanner agrees to act as the exclusive distributor for Calliditas to provide pre-approval access to the TARPEYO in response to requests by physicians, hospitals, pharmacies, distributors, ministries of health or other parties on behalf of specific or named patients, when the TARPEYO is not approved or licensed for use in the named patient’s home country.

Our pipeline: First-in-class NOX inhibitor platform with a lead product candidate: setanaxib

Introduction to NOX inhibitors

Nicotinamide adenine dinucleotide phosphate, or NADPH, oxidases, otherwise known as NOX enzymes, are the only known enzymes that are solely dedicated to producing reactive oxygen species, or ROS. They are transmembrane enzymes that transfer electrons from NADPH in the cytoplasm across the cell membrane, which results in the formation of ROS. There are seven NOX members, each differing in composition, modes of activation and the ROS type they produce. NOX1, NOX2, NOX3, and NOX5 transfer electrons from NADPH to molecular oxygen, producing superoxide anion (O2 −). NOX4, DUOX1 and DUOX2, meanwhile, mainly produce hydrogen peroxide (H2O2).

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

Setanaxib for the Treatment of PBC

Setanaxib has shown clinically relevant biochemical and anti-fibrotic activity in a Phase 2 clinical trial in PBC, an orphan liver disease in which fibrosis in an important part of the underlying pathology, despite not achieving its primary endpoint. Setanaxib is the first clinical product candidate within the newly created “-naxib” international nonproprietary name stem designated by the World Health Organization. Based on available Phase 2 clinical data and recent Phase 1 data, combined with interactions with the FDA related to setanaxib, we have initiated a Phase 2b/3 trial in this indication, with the first patient randomized in February 2022. We believe that setanaxib is differentiated from other approved or late-stage development candidates in PBC, due to its effect on fibrosis, inflammation, and potentially significant impact on fatigue, as seen in the Phase 2 trial. We have received orphan drug designation for the treatment of PBC by the FDA.

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

Early symptoms include fatigue, itchy skin, dry eyes and mouth dryness. As the disease progresses, there is pain in the upper right abdomen, musculoskeletal pain, edema, jaundice, osteoporosis, elevated cholesterol and hypothyroidism. If untreated, the active liver tissue is destroyed and replaced by fibrous tissue, leading to cirrhosis liver failure and the need for a liver transplant. Individuals with PBC are also at a greater risk than the general population of developing hepatocellular carcinoma.

Current Treatments for PBC

Ursodeoxycholic acid, a generic drug also known as ursodiol, or UDCA, and obeticholic acid, marketed as Ocaliva by Intercept Pharmaceuticals, are the only FDA-approved treatments for PBC. Both of these agents are bile acid analogs whose mechanisms of action aim to protect the liver from damage caused by endogenous bile acids and inhibition of bile acid synthesis. These drugs are primarily anticholestatic. Neither of these drugs specifically addresses the autoimmune response that is believed to drive PBC or the inflammatory consequences of the autoimmune response. Approximately one-third of PBC patients do not respond adequately to UDCA and are at risk of requiring liver transplant. Despite showing improvements in liver enzymes in the blood, there is no clinical information currently available to show whether patients treated with OCALIVA live longer or if their symptoms improve. Although systemic corticosteroids have been shown to alleviate PBC symptoms, their adverse event profile limits their treatment potential.

Setanaxib Clinical Development

Based on earlier Phase 2 data and recent positive Phase 1 data, we have initiated a Phase 2b/3 trial in PBC. We believe that setanaxib is differentiated from other approved or late-stage development candidates in PBC, due to its effect on fibrosis, inflammation and potentially significant impact on fatigue, as seen in the Phase 2 trial. Setanaxib was developed initially by the Genkyotex group of companies, now our wholly-owned subsidiaries.

In a Phase 2 trial conducted by Genkyotex and concluded in 2019, setanaxib did not reach its selected primary endpoint of change in GGT (Gamma-glutamyl Transferase); however, it showed an effect on the secondary endpoint of ALP (Alkaline Phosphatase) and an effect on fibrosis as measured by a variety of biomarkers as well as Fibroscan. It also resulted in a statistically significant impact on fatigue, the most commonly reported symptom of PBC, and is the only drug candidate, to our knowledge, to achieve this to date in this patient population.

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

In August 2021, we received FDA Fast Track Designation for setanaxib in PBC.

Based on the positive data from the Phase 1 trial of setanaxib doses up to 1600 mg/day, we have initiated a 52-week, randomized, placebo-controlled, double-blind trial in PBC with an adaptive Phase 2b/3 design, incorporating higher doses than previously used in the Phase 2 trial and using a composite biochemical response that includes the change in ALP as a primary endpoint. The first patient was randomized in this trial in February 2022. Setanaxib will be administered to approximately 318 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to UDCA in a global trial conducted in up to 150 investigational centers. The primary endpoint is ALP reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). The trial will evaluate two dosing regimens of 1200mg/daily and 1600mg/daily. An interim analysis will be conducted once the 99th randomized patient has completed the Week 24 visit, which is expected in the first half of 2024, subject to recruitment rate, and will determine which dose of setanaxib will be used for the Phase 3 part of the study.

Setanaxib – SCCHN

We also intend to evaluate setanaxib in head and neck cancer, building on promising in vivo preclinical data that suggests that setanaxib could function as an adjunct therapy to immune-oncology therapies. The response to immuno-oncology therapies can be affected by the tumor microenvironment, in particular by the numbers of tumor-infiltrating lymphocytes, or TILs, and cancer-associated fibroblasts, or CAFs, in the tumor. A relationship between CAFs and prognosis in squamous cell carcinoma of the head and neck, or SCCHN, has been established.

NOX4 is highly over-expressed in CAFs and drives myofibroblastic activation within tumors, shielding them from CD8+ TILs. Targeting CAFs with setanaxib could improve patients’ responses to immunotherapies, and function as an adjunct therapy. There is increasing use of pembrolizumab as first-line monotherapy in patients with relapsed or metastatic SCCHN, although response rates are low (ORR approx. 20%).

Using a CAF-rich tumor model in mice, administration of setanaxib + pembrolizumab (versus either treatment alone) resulted in improved penetration of TILs into the center of the tumor and slowing of tumor growth and improved survival.

We are conducting a Phase 2 proof-of-concept study in patients with head and neck cancer, which will investigate administration of setanaxib in conjunction with immunotherapy targeting CAFs. The graphic below depicts the trial design.

The study will likely involve approximately 50 patients. The first patient was randomized in the second quarter of 2022, with an interim biomarker readout expected in mid-2023.

Setanaxib – Other Indications

Alport syndrome is a genetic disease of collagen including mutations in COL4A3, COL4A4 and/or COL4A5. Prevalence is approximately 1 in 50,000 live births with a prevalence estimated to 30 – 60,000 persons in the US. It accounts for an estimated 3% of chronic kidney disease in children and 0.2% of adults with end-stage kidney disease in the United States. It is the second most common monogenic cause of chronic kidney disease after autosomal dominant polycystic kidney disease. Patients have a family history of kidney disease, urine abnormalities (haematuria, proteinuria) hearing impairment (sensorineural hearing loss), visual impairment (lenticonus). There are no approved treatments today, with RAS inhibitors used as supportive care.

Based on supportive pre-clinical data generated during 2022, we plan to initiate a Phase 2a study with setanaxib in about 20 patients with Alport syndrome in the second quarter of 2023. The study treatment period will be 24 weeks with the primary objective to investigate safety and tolerability, with secondary endpoints related to reduction of UPCR.

Setanaxib is also being evaluated in two Phase 2 investigator led trials. One is being conducted in type 1 diabetic kidney disease, or DKD. In addition, a grant from the United States National Institutes of Health, or NIH, of $8.9 million was awarded to the University of Alabama at Birmingham to fund a multi-year research program evaluating the role of NOX enzymes in idiopathic pulmonary fibrosis, or IPF, a chronic fibrosing lung disease. The core component of this program is a randomized, placebo-controlled Phase 2 trial with setanaxib in patients suffering from IPF for which the enrollment of a first patient was announced in September 2020.

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

Our Product Candidate: Budenofalk for the Treatment of Autoimmune Hepatitis

We have exclusively in-licensed Budenofalk 3 mg oral capsules for the US market from Dr. Falk Pharma GmbH, or Falk Pharma. Budenofalk is a formulation of budesonide originally developed to treat Crohn’s disease. Our license covers all indications for the United States market, excluding orphan indications outside of liver targets.

Budenofalk has been tested in a large, randomized, controlled clinical trial in AIH patients and is approved for the treatment of AIH in several countries in Europe, but there has been no clinical development or regulatory approval in the United States. In addition, Budenofalk has been approved for the treatment of Crohn’s disease and acute episodes of collagenous colitis in several countries in Europe, but regulatory approval was never pursued in the United States. We therefore believe Budenofalk also has the potential to address AIH for patients in the United States. We have received orphan drug designation for the treatment of AIH using budesonide by the FDA. We have discussed the development plans with the FDA for AIH since 2020, but additional interaction is required before establishing any definitive clinical development plans. We are conducting additional investigations in preparation for FDA interactions during 2023 to address outstanding questions and assess the potential of seeking approval of Budenofalk for AIH in the United States through the Section 505(b)(2) approval pathway.

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

Our Solution: Budenofalk

Based on our current knowledge of AIH’s pathophysiology, we believe that targeted exposure to budesonide in the liver may counteract the original autoimmune response that is believed to drive AIH, as well as the inflammation resulting from the damage to the liver cells. Budenofalk was studied in a randomized clinical trial and was observed to have greater clinical activity and fewer side effects compared to treatment with systemic corticosteroids, which may drive patient compliance and improve outcomes. We believe that Budenofalk has the potential to address the significant unmet medical need to improve outcomes for AIH patients for whom there are no currently approved therapies in the United States.

Collaborations and License Agreements

License Agreement with Everest

In 2019, we entered into a license agreement with Everest, pursuant to which we granted Everest an exclusive, royalty-bearing, non-transferable (other than in connection with a change of control transaction) license to develop, manufacture and commercialize Nefecon for IgAN, which Everest may exercise its option to develop Nefecon in other potential indications, if and when we initiate a registrational clinical study in such indications, which we collectively refer to as the Licensed Product. The territories covered by the Everest license are Greater China, including mainland China, Taiwan, Hong Kong and Macau, and Singapore which we collectively refer to as the Territories. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea.

Pursuant to the terms of the Everest license, Everest must use commercially reasonable efforts to develop the Licensed Product and to obtain, support and maintain approval of the Licensed Product in the Territories. Everest is also entitled to sublicense the rights granted under the Everest license to its affiliates and to other third-parties with our prior consent.

As initial consideration for the license, Everest paid us an upfront payment of $15.0 million and in March 2022, in connection with the expansion of the agreement, Everest paid us an additional upfront payment of $3.0 million. Additionally, as of December 2022, Everest has paid us an aggregate of $13.0 million in regulatory milestones, and is required to pay us additional milestone payments of up to $95.0 million upon the achievement of specified regulatory and commercial milestones. Everest is also required to pay tiered royalties of a high single digit to mid-teens percentage on annual net sales of the Licensed Product, subject to customary reductions.

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

License Agreement with STADA

On July 21, 2021, we entered into a license agreement with STADA, to register and commercialize Nefecon for IgAN in the EEA, Switzerland and the UK. Under the terms of the agreement, Calliditas is entitled receive an initial upfront payment of €20 million upon signing and up to an additional €77.5 million in future payments linked to pre-defined regulatory and commercialization milestones, for a total value of €97.5 million, plus royalties. Of these amounts, STADA has paid the initial upfront payment and two milestones totaling €12.5 million. STADA is obligated to pay tiered royalties on net sales expressed as a percentage between the low twenties and the low thirties.

License Agreement with Viatris

In December 2022, we entered into a license agreement with Viatris, pursuant to which we granted Viatris an exclusive, royalty-bearing, non-transferable license to develop, manufacture and commercialize Nefecon for IgAN in Japan. Under the terms of the agreement, we received an initial upfront payment of $20 million upon signing the agreement, and we are eligible to receive future payments upon the satisfaction of specific development and commercial milestones of up to an additional $80 million. Viatris is also required to pay typical mid-teens percentage royalties on net sales.

Manufacturing

We rely on third parties to manufacture Nefecon. We have agreements with a third-party vendors to produce drug substance and drug product for Nefecon for our commercial needs and ongoing and planned clinical trials.

We require all of our contract manufacturing organizations, or CMOs, to conduct manufacturing activities in compliance with current good manufacturing practice, or cGMP, requirements. We currently rely solely on these CMOs for scale-up and process development work and to produce sufficient quantities of our product candidates for use in clinical trials. We anticipate that these CMOs will have the capacity to support both clinical supply and commercial-scale production. We may also elect to enter into agreements with other CMOs to manufacture supplies of drug substance and finished drug product.

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

TARPEYO was the first ever FDA approved therapy for the treatment of IgAN. In February 2023, the FDA approved FILSPARI (sparsentan), an orally-administered small molecule indicated to reduce proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR ≥1.5 gram/gram. FILSPARI was approved with a boxed warning concerning hepatotoxicity and embryo-fetal toxicity and is only available through a restricted distribution program called the FILSPARI Risk Evaluation and Mitigation Strategies (REMS) because of these risks. Prior to initiating treatment with FILSPARI, physicians are advised to discontinue use of renin-angiotensin-aldosterone system (RAAS) inhibitors, endothelin receptor antagonists (ERAs) or aliskiren. FILSPARI was developed and is commercialized by Travere Therapeutics, Inc. (previously Retrophin Inc.).

We are aware that other companies are developing product candidates for IgAN, including product candidates in Phase 3 clinical development. Omeros Corporation is developing narsoplimab, a monoclonal antibody administered through intravenous infusion. Chinook Therapeutics, Inc. has initiated enrollment in a Phase 3 trial with an orally administered small molecule, atrasentan. Novartis AG is developing iptacopan (LNP023), an orally-administered small molecule and haves announced that they also started a Phase 3 trial, and finally Otsuka Holdings (US; originator Visterra, Inc.) has initiated a Phase 3 trial with sibeprenlimab (VIS649), an intravenous monoclonal antibody. Additional compounds are in earlier stages of development.

With respect to PBC, UDCA, a generic drug, and obeticholic acid, marketed as Ocaliva by Intercept Pharmaceuticals, Inc., are the only FDA-approved treatments for PBC. Additionally, we are aware that other companies are developing product candidates with pharmacologies distinct from setanaxib for this indication, the most advanced being peroxisome proliferator-activating receptor, or PPAR, agonists in Phase 3 clinical development by Cymabay Therapeutics Inc, and GENFIT SA. Intercept Pharmaceuticals, Inc, and Zydus Pharmaceuticals (USA) Inc. also have projects exploring PPAR agonists but are in Phase 2 development. Novartis AG is conducting Phase 3 development of linerixibat, a sodium-bile acid cotransport inhibitor, for the pruritus symptoms of PBC. Additional compounds are in earlier phases of development.

Additionally, systemic corticosteroids, like prednisone, have been shown to alleviate symptoms associated with PBC but are associated with increased rates of osteoporosis.

There are currently no approved therapies for the treatment of AIH in the United States and there are few product candidates in development for this indication. We are aware of an injectable immunosuppressive monoclonal antibody in Phase 2/3 clinical development by Novartis AG and Kezar Life Sciences has initiated a Phase 2 study with zetomipzomib. The standard of care for the treatment of AIH includes immunosuppressive systemic corticosteroids, typically prednisone, alone or in combination with azathioprine.

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

With regards to Nefecon, we co-own one patent family with Kyowa Kirin Services Ltd., f/k/a Archimedes Development Ltd., to which we have a sole and exclusive global license, even in relation to the other co-owner, in any field of use. This patent family protects a formulation for the oral delivery of budesonide and the medicinal use thereof. The patents in this patent family expire in 2029 provided all renewal fees are paid within the prescribed period, which we intend to do. The patents in this family include a United States patent, a patent in each of China, Hong Kong and Japan and a European patent that has been validated in 15 countries (Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, the UK, Italy, the Netherlands, Norway, Poland, Sweden and Turkey). The patents in this family are not eligible for extension in the United States because the active ingredient is used in existing approved drugs. In Europe, extension of the patents is not likely subject to the recent judgement of litigation in the EU, CJEU C-443/17, related to the degree to which it is possible to obtain a Supplementary Protection Certificate for a previously authorized active ingredient.

With regards to the NOX estate, there are four patent families covering various aspects of the setanaxib asset derived from four PCT applications. The composition of matter and certain methods of therapy are covered in two of these patent families. The third covers the use of setanaxib in certain oncology indications, including head and neck cancer. The fourth covers the use of setanaxib in the prevention and/or treatment of an osteoclastogenesis dysfunction related with increased bone turnover or bone resorption of secondary cause and/or osteoporosis. There is one additional patent family that covers other NOX inhibitors and their use. As our NOX inhibitor patents and applications cover new chemical entities, the territorial coverage is generally quite wide, and as the compounds do not yet form part of an approved drug product, patent life may potentially be extended in countries where legislation provides for patent term extension. The two families covering setanaxib’s composition of matter have projected expiry dates in 2028 and 2029, excluding potential extensions.

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

Government Regulation

Our product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the EC following a positive opinion provided by the EMA through the marketing authorization application process for a drug falling within the scope of the centralized procedure or by a national Competent Authority through other marketing authorization application processes (national procedure, mutual recognition or decentralized procedure) before they may be legally marketed in the EU. Medicines with orphan designation fall within the mandatory scope of the centralized procedure. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable US requirements at any time during the drug development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including imposition of a clinical hold, refusal by the FDA to approve applications, withdrawal of an approval, import/export delays, issuance of warning letters and other types of enforcement letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

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

Submission and FDA Review of an NDA

The results of preclinical studies and clinical trials, together with detailed information on the drug’s manufacture, composition, quality, controls and proposed labeling, among other things, are submitted to the FDA in the form of an NDA, requesting approval to market the drug for one or more indications. The application must be accompanied by a significant user fee payment, which typically increases annually, although waivers may be granted in limited cases. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. The FDA has substantial discretion in the approval process and may refuse to file or approve any application or decide that the data are insufficient for approval and require additional preclinical, clinical or other studies.

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

EU Regulation for Drug Development and Registration

Preclinical and Clinical Development

In the EU, our product candidates are also subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014, or CTR, which entered into application on January 31, 2022 repealing and replacing the former Clinical Trials Directive 2001/20, or CTD, and related national implementing legislation of EU Member States. The CTR is fully applicable to all clinical trials commenced from January 31, 2023.

The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increasing their transparency. Specifically, the Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure through a single-entry point, the “EU portal”, the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reference Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EU Member States. This assessment is then submitted to the competent authorities of all concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned EU Member State. Individual EU Member States retain the power to authorize the conduct of clinical trials on their territory.

The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. For clinical trials in relation to which application for approval was made on the basis of the CTD before January 31, 2022, the CTD will continue to apply on a transitional basis for three years. If authorized, those clinical trials will be governed by the CTD until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the clinical trial has already transitioned to the CTR framework.

European Drug Review and Approval

To obtain a marketing authorization, or MA, for a product in the EEA (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), an applicant must submit a marketing authorization application, or MAA, either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single MA by the EC that is valid for all EU Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients authorization through, the centralized procedure is optional on related approval.

Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use (CHMP) is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.

Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. This timeframe may be extended by the CHMP if it deems it necessary to address issues arising during the assessment process. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (not including clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures – Human (CMDh) for review. The subsequent decision of the EC is binding on all EU Member States.

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

An MA has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The EC or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the US PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

Within this framework, manufacturers may seek approval of medicinal products under the hybrid application pathway in accordance with Article 10(3) of Directive 2001/83/EC. Hybrid MAAs rely, in part, on information and data from a reference product and new data from appropriate pre-clinical tests and clinical trials. In accordance with Article 10(3) of Directive 2001/83/EC, hybrid applications are relevant in cases where the medicinal product does not fall within the definition of a generic medicinal product, where bioequivalence cannot be demonstrated through bioavailability studies, or in case of changes in the active substance(s), therapeutic indications, strength, pharmaceutical form or route of administration of the generic product compared to the reference medicinal product. In such cases the results of tests and trials must be consistent with the data content standards required in the Annex to Directive 2001/83/EC. Hybrid MAAs have automatic access to the centralized procedure when the reference product was authorized for marketing via that procedure. Where the reference product was authorized through the national, mutual recognition or decentralized procedure, a hybrid application may be accepted for consideration under the centralized procedure if the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation, or that grant of a centralized authorization for the medicinal product is in the interest of patients at the EU level.

In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The EC may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the EC, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.

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

Orphan Drugs

In the EU, Regulation (EC) No 141/2000, as amended, provides that a drug will be designated as an orphan drug if its sponsor can establish:

●	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition and either (i) such condition affects not more than five in ten thousand persons in the EU when the application is made, or (ii) without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment in its development; and
●	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

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

The EC is currently looking into the experience gathered with the orphan and pediatric regulations and may propose changes to the incentives and rewards as they exist today. It is anticipated that the EC will submit its proposal in March 2023.

Regulation (EC) No 847/2000 lays down definitions of the concepts ‘similar drug’ and ‘clinical superiority’. Other incentives available to orphan drugs in the EU include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation in itself does not shorten the duration of the regulatory review and approval process but an applicant’s request for an accelerated review may be granted in case the medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation.

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

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

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

Coverage, Pricing, and Reimbursement

Significant uncertainty exists in the United States as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. Adequate coverage and reimbursement from third party payors are critical to new product acceptance. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the US Department of Health and Human Services, or HHS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The United States federal government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, utilization management and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidates and could have a material adverse effect on our sales, results of operations and financial condition

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, in the EU Member States can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and they can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Approaches between Member States are diverging. For example, in France, effective market access will be supported by agreements with hospitals and products may be reimbursed by the Social Security Fund. The price of medicines is negotiated with the Economic Committee for Health Products, or CEPS. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.

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

In December 2021 the EU Parliament adopted the HTA regulation which, when it enters into application in 2025, will be intended to harmonize the clinical benefit assessment of HTA across the EU. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

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

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the US Supreme Court ruling on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments will stay in effect through 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, on January 2, 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA. The ATRA, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent US Congressional inquiries, Presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Brexit and the Regulatory Framework in the UK

Following the result of a referendum in 2016, the UK (UK) left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the UK and the EU, the UK was subject to a transition period until December 31, 2020 (the Transition Period) during which EU rules continued to apply. The UK and the EU have signed an EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the UK and EU’s relationship will operate going forwards however there are still many uncertainties. The TCA primarily focuses on ensuring free trade between the EU and the UK in relation to goods, including medicinal products. Although the body of the TCA includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the TCA. The Annex provides a framework for the recognition of Good Manufacturing Practice, or GMP, inspections and for the exchange and acceptance of official GMP documents. The regime does not, however, extended to procedures such as batch release certification.

Among the changes that will now occur are that Great Britain (England, Scotland and Wales) will be treated as a “third country,” a country that is not a member of the EU and whose citizens do not enjoy the EU right to free movement. Northern Ireland will continue to follow many aspects of the EU regulatory rules, particularly in relation to trade in goods. As part of the TCA, the EU and the UK will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release. The UK has unilaterally agreed to accept EU batch testing and batch release However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the EU market for commercial use.

As regards marketing authorizations, Great Britain has a separate regulatory submission process, approval process and a national marketing authorization. Northern Ireland will, however, continue to be covered by the marketing authorizations granted by the EC. Since January 1, 2021, an applicant for a centralized procedure marketing authorization can no longer be established in the UK. Since this date, companies established in the UK cannot use the centralized procedure and instead must follow one of the UK national authorization procedures to obtain an MA to market products in the UK. Until 31 December 2023, the MHRA may rely on a decision taken by the EC on the approval of a new centralized procedure marketing authorization when determining an application for a Great Britain marketing authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable marketing authorizations approved in EU Member States through decentralized and mutual recognition procedures to be granted in the UK or Great Britain. The MHRA has been updating various aspects of the regulatory regime for medicinal products in the UK. These include: introducing the Innovative Licensing and Access Procedure to accelerate the time to market and facilitate patient access for innovative medicinal products; updates to the UK national approval procedure, introducing a 150-day objective for assessing applications for marketing authorizations in the UK, Great Britain and Northern Ireland and a rolling review process for marketing authorization applications (rather than a consolidated full dossier submission).

Orphan designation in Great Britain following Brexit is, unlike in the EU, not available pre-marketing authorization. Applications for orphan designation are made at the same time as an application for a marketing authorization. The criteria to be granted an orphan medicinal product designation or essentially identical to those in the EU but based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that were or would have been designated as orphan conditions in Great Britain prior to the end of the Transition Period are or would no longer be and that conditions that were not or would not have been designated as orphan conditions in the EU will be designated as such in Great Britain.

The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). However, it is currently unclear to what extent the UK will seek to align its regulations with the EU following entry into application of the Clinical Trials Regulation on January 31, 2022.

It is currently unclear what the UK regulatory arrangements will be in the future. The MHRA have taken steps to build relationships and partnerships with other global regulators such as joining the ACCESS group (Canada, Australia, Switzerland and Singapore) and taking part in Project Orbis, which is an FDA-led project. The future regulatory system and these partnerships may provide alternative routes to market in the UK and beyond.

The Retained EU Law (Revocation and Reform) Bill 2022, which is currently progressing through the Parliament of the UK and seeks to allow the Government of the UK to repeal or replace certain EU law that was incorporated into the law of the UK effective as of the end of the transition period, increases the likelihood of further regulatory divergence between the EU and UK, which could lead to further disruption in the trade of goods between the UK and EU.

Other US Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, and if approved, proposed sales, marketing and education programs of our product candidates. The laws that may affect our ability to operate include, among others:

●	the US federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. A violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 1, 2023. We continue to evaluate what effect, if any, the rule will have on our business;
●	federal civil and criminal false claims laws, including the FCA, which can be enforced by private individuals through civil whistleblower or qui tam actions, and civil monetary penalty laws, which prohibit individuals and entities from, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services. A person or entity does not have to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which imposes certain requirements on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, and their business associates, which are individuals and entities that perform functions or activities on behalf of covered entities that involve protected health information as well as their covered subcontractors, relating to the privacy, security and transmission of protected health information; HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians (as defined by such law), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and

●	state and foreign equivalents of each of the above federal laws and regulations, such as: state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require the reporting of information related to drug pricing; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require the registration of pharmaceutical sales representatives; and state and/or foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

The ACA broadened the reach of the federal fraud and abuse laws by, among other things, amending the intent requirement of the US federal Anti-Kickback Statute and certain federal criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the US federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA or the civil monetary penalties laws.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business, including HIPAA, as amended by HITECH, and their implementing regulations, as well as the California Consumer Privacy Act of 2018, or the CCPA, which became effective on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. The California State Attorney General has commenced enforcement actions against violators as of July 1, 2020. Further, a new California privacy law, the California Privacy Rights Act, or CPRA, was passed by California voters on November 3, 2020. The CPRA implemented additional obligations with respect to processing and storing personal information that took effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). Many of the state laws differ from each other in significant ways and are often not preempted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.

We may develop products that, once approved, may be administered by a physician. Under currently applicable US law, certain products not usually self-administered (including injectable drugs) may be eligible for coverage under Medicare through Medicare Part B. Medicare Part B is part of original Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain pharmaceutical products, that are medically necessary to treat a beneficiary’s health condition. As a condition of receiving Medicare Part B reimbursement for a manufacturer’s eligible drugs, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program.

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

Employees and Human Capital Resources

As of December 31, 2022, we had 178 full-time employee equivalents. We consider our relationship with our employees to be good.

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

Facilities

Our principal office is located at Kungsbron 1, D5, SE-111 22 Stockholm, Sweden. We lease approximately 10,344 square feet of office space at this location, under one lease agreement, and our lease for this location extends through November 2024. We hold an option to extend our leases for three additional years. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

C.ORGANIZATIONAL STRUCTURE

As of December 31, 2022, we had five subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries) as of December 31, 2022:

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

We have a total of five facilities worldwide owned or leased as of December 31, 2022, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Sweden	Principal office	961	November 2024
France	Laboratory	155	July 2029
Switzerland	Office	526	August 2027
US	Office	502	October 2026
US	Office	169	July 2026

Environment, Health and Safety

Our research and development activities take place in our facilities in Stockholm, Sweden, Geneva, Switzerland and Archamps, France. For these activities we have obtained the necessary environmental and biohazard permits from the responsible governments.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following “Operating and Financial Review and Prospects” should be read together with the information in our financial statements and related notes included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including US GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this annual report. Please also see “Special Note Regarding Forward-Looking Statements.”

A.OPERATING RESULTS

Overview

We are a commercial-stage pharmaceutical company with the first ever product approved in the US and in the EU for adult patients with the renal disease immunoglobulin A nephropathy, or IgAN, Nefecon, and a portfolio of innovative product candidates.

Nefecon is a proprietary, novel oral, delayed release formulation of budesonide designed to specifically target the presumed origin of the disease and provide a potentially disease modifying treatment of IgAN, for which there is a high unmet medical need. Budesonide is a corticosteroid with potent glucocorticoid activity and weak mineralocorticoid activity that undergoes substantial first pass metabolism, resulting in limited systemic exposure. IgAN is a progressive, chronic disease that over time results in deterioration of kidney function in patients, many of whom are at risk of developing ESRD, with the need for dialysis or kidney transplant. Nefecon is designed to target the origin of the disease presumed to be located in the ileum, the distal region of the small intestine, which has the highest concentration of the Peyer’s patches, which are responsible for the production of pathogenic secretory immunoglobulin A, or IgA, antibodies.

The US Food and Drug Administration, or FDA, approved Nefecon under the name TARPEYO under accelerated approval on December 15, 2021 and we reported commercial availability in the United States in January 2022. The indication for TARPEYO (budesonide) delayed release capsules (4mg) is reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5gram/gram. The European Commission, or EC, granted conditional marketing authorization for Nefecon under the name Kinpeygo (budesonide) capsules for the treatment of primary IgAN in adults at risk of rapid disease progression with a urine protein-to-creatinine ratio ≥1.5 gram/gram on July 15, 2022 and our licensee STADA announced commercial availability in Germany in September 2022. On February 1, 2023, the MHRA granted Conditional Marketing Authorization for Kinpeygo for the same indication as the EC.

TARPEYO was the first ever treatment on the US market indicated for patients with IgAN. The FDA approved TARPEYO under the accelerated approval pathway based on the reduction in proteinuria and supportive data on the estimated Glomerular Filtration Rate, or eGFR, a measure of kidney function, shown in Part A of our pivotal NefIgArd trial. We reported topline results from the full NefIgArd clinical trial in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The results indicate that Nefecon was generally well tolerated and the safety profile was consistent with that observed in Part A of the trial.

Nefecon has been granted orphan drug exclusivity in the United States and orphan market exclusivity by the EC and the MHRA.

We retain worldwide rights to Nefecon other than in territories where we have established strategic collaborations. In 2019, we entered into an agreement pursuant to which we granted Everest an exclusive license to develop and commercialize Nefecon for the treatment of IgAN in Greater China and Singapore, and in March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the European Economic Area, or EEA, the UK and, if approved, in Switzerland. In December 2022, we entered into an exclusive license agreement with Viatris, to register and commercialize Nefecon for the treatment of IgAN in Japan.

We are also developing a novel platform of nicotinamide adenine dinucleotide phosphate, or NADPH, oxidase, or NOX, inhibitors, which we intend to primarily develop for orphan diseases with fibrotic pathology, with a main focus on kidney and liver diseases. From this platform, we are developing setanaxib, a NOX inhibitor, for the treatment of primary biliary cholangitis, or PBC. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b/3 clinical trial, in which we randomized the first patient in February 2022. Setanaxib will be administered to approximately 318 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to ursodeoxycholic acid, a generic drug also known as ursodiol or UDCA in a global trial conducted in up to 150 investigational centers. The primary endpoint is alkaline phosphatase (ALP) reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). Following favorable safety data from a Phase 1 study, this trial will evaluate two dosing regimens of 1200mg/daily and 1600mg/daily. An interim analysis will be conducted once the 99th randomized patient has completed the Week 24 visit, which is expected in the first half of 2024, subject to recruitment rate, and will determine which dose of setanaxib will be used for the Phase 3 part of the study. Setanaxib was granted fast track designation by the FDA in August 2021. We are also conducting a proof of concept, Phase 2 clinical trial of setanaxib administered in conjunction with pembrolizumab, a check point inhibitor, in squamous cell carcinoma of the head and neck, in order to explore setanaxib’s use as a treatment approach in cancers with high levels of tumors associated fibroblasts, or CAFs.

In addition, we have in-licensed Budenofalk 3 mg oral capsules and intend to develop Budenofalk in the United States for the treatment of autoimmune hepatitis, or AIH, subject to regulatory feedback. We discussed development plans with the FDA for AIH during 2020 and have refined our clinical approach during 2021 and 2022 with a target to arrive at a definitive clinical development plan in 2023, subject to further interactions with KOLs and the FDA.

Since our inception in 2004, we have devoted substantially all of our resources to conducting research and development of our product candidates, in-licensing and acquiring rights to our product candidates, business planning, building a US commercial operation, launching Nefecon in the US, raising capital and providing general and administrative support for our operations. To date, we have financed our operations primarily with proceeds from the sale of our equity, the upfront and milestone payments from the out-license of Nefecon to Everest, STADA, and Viatris, our debt facility with Kreos and, more recently, from revenue from sales of TARPEYO. Through December 31, 2022, we had received net proceeds of SEK 2,523.8 million from the issuance of equity securities. In August 2021, we completed a directed new share issuance of 2.4 million shares for gross proceeds of SEK 324.0 million from Swedish and international institutional investors. In June and July 2020, we completed a new share issuance of 9.2 million shares, in connection with the initial public offering of our securities on Nasdaq (the “US IPO”) and concurrent private placement, for gross proceeds of SEK 891.4 million from US and international institutional investors. In July 2019, we completed a directed new share issuance of 3.5 million shares for gross proceeds of SEK 210.3 million from Swedish and international institutional investors. We believe that our cash as of December 31, 2022 will be sufficient to fund our planned operations and capital expenditure requirements until we are profitable. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or that we will be successful in commercializing TARPEYO in the United States, Kinpeygo in the EEA and UK, or Nefecon in other jurisdictions, if approved. See “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.”

We have incurred significant operating losses since our inception in 2004. For the years ended December 31, 2022 and 2021, we had a net loss of SEK 412.3 million and SEK 509.5 million, respectively. As of December 31, 2022 and 2021, we had an accumulated loss of SEK 1,836.3 million and SEK 1,426.6 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and administrative and selling activities associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and we expect our expenses to increase in connection with our ongoing development and commercialization activities.

In June 2019 and March 2022, we received upfront payments from Everest in connection with the execution and expansion of the license agreement, as discussed below under “—License Agreement with Everest.” We do not expect to generate substantial revenue from product sales or otherwise unless and until we successfully complete clinical development and successfully commercialize Nefecon or our other product candidates. In addition, we expect to incur significant expenses related to developing our commercialization capabilities to support sales, marketing and distribution activities, either independently or in collaboration with others.

Until such time as we can generate increased revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, or other strategic transactions.

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

Under the terms of the agreement, we received an initial upfront payment of $15.0 million upon signing the agreement and in March 2022 in connection with the expansion of the agreement, we received an additional upfront payment of $3.0 million. Additionally, as of December 2022, Everest has paid us an aggregate of $13 million in regulatory milestones and is obligated to pay us additional milestone payments of up to $95 million upon achievement of specified regulatory and commercial milestones. Everest is also required to pay typical tiered royalties on annual net sales of the Licensed Product, subject to customary reductions. See “Item 4.B.—Business Overview—License Agreement with Everest.”

License Agreement with STADA

In 2021, we entered into a license agreement with STADA, pursuant to which we granted STADA an exclusive, royalty-bearing, non-transferable license to develop, manufacture and commercialize Nefecon for IgAN in the EEA, Switzerland and the UK.

Under the terms of the agreement, we received an initial upfront payment of EUR 20.0 million upon signing the agreement, two milestones totaling EUR 12.5 million and we are eligible to receive future payments upon the satisfaction of specific regulatory and commercial milestones of up to an additional EUR 65.0 million, inclusive of option payments for the development of Nefecon in other potential indications. STADA is also required to pay typical tiered royalties on net sales expressed as a percentage between the low twenties and the low thirties. See “Item 4.B.—Business Overview—License Agreement with STADA.”

License Agreement with Viatris

In December 2022, we entered into a license agreement with Viatris, pursuant to which we granted Viatris an exclusive, royalty-bearing, non-transferable license to develop, manufacture and commercialize Nefecon for IgAN in Japan.

Under the terms of the agreement, we received an initial upfront payment of $20 million upon signing the agreement, and we are eligible to receive future payments upon the satisfaction of specific development and commercial milestones of up to an additional $80 million. Viatris is also required to pay typical mid-teens percentage royalties on net sales. See “Item 4.B.—Business Overview—License Agreement with Viatris.”

Initial Public Offering

In June 2020, we completed an initial public offering of our American Depositary Shares on The Nasdaq Global Select Market in the United States and sold 924,000 common shares in Europe and countries outside of the United States in a concurrent private placement to qualified investors for gross proceeds of approximately $90 million (approximately SEK 828 million) before deduction of issuance costs, underwriting commissions and expenses. In July 2020, the underwriters in the US IPO exercised a portion of their over-allotment option, whereby we received additional gross proceeds of approximately $6.9 million (approximately SEK 63 million) before deduction of issuance costs, underwriting commissions and expenses.

ATM Facility

In July 2022, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which we may, at our option, offer and sell ADSs having an aggregate offering price of up to $75.0 million from time to time through Jefferies, acting as sales agent. Any such sales, made through our sales agent can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. We agreed to pay Jefferies a commission of up to 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. As of the date of this report, we have not sold any shares pursuant to the Sales Agreement.

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

We had no acquisition costs related to Genkyotex for the year ended December 31, 2022. For the year ending December 31, 2021, acquisition costs related to Genkyotex, excluding transaction costs, amounted to EUR 4.9 million. In addition, in connection with the business combination, we have undertaken to make potential future milestone payments relating to contingent consideration, provided that future regulatory approvals or marketing authorizations regarding setanaxib are obtained. The transaction stipulates the following contingent consideration:

●	Milestone 1: EUR 30.0 million if Genkyotex is granted the right to commercially manufacture, market and sell setanaxib in the United States by the FDA.
●	Milestone 2: EUR 15.0 million if Genkyotex is granted the right to commercially manufacture, market and sell setanaxib in the EU by the EC.
●	Milestone 3: EUR 10.0 million if Genkyotex is, by the FDA or EC, granted the right to commercially manufacture, market and sell setanaxib in the United States or EU for the treatment of IPF or Type 1 Diabetes.

Components of our Results of Operations

Revenue

In the first quarter of 2022, we launched our first commercial product, TARPEYO, in the United States and began to generate revenue from product sales. Revenue from product sales is recognized at the transaction price of goods sold excluding VAT, rebates and returns. At the time of delivery, when the control of the goods passes to the customer, the revenue is recognized in full, as this represents the single performance obligation in the transaction. The customer is defined as the specialty pharmacy who dispenses the good to the end user. As the final price is related to the rebate paid to the patients’ insurance company, the transaction price is not known upon delivery. This is accounted for by an accrued estimated rebate deduction based on calculation models considering statistical data, actual amounts incurred and/or historical trends. These liabilities for expected returns and rebates are based on estimates of the amounts earned or to be claimed on the related sales. Furthermore, we estimate the liability for expected returns of obsolete medicines that is recognized in the accounts.

In 2021, we recognized revenue in connection with the execution of the license agreement with STADA and additionally upon triggering payments to us resulting from the satisfaction of a regulatory milestone under the Everest agreement. In 2022, we recognized revenue in connection with the execution of the license agreement with Viatris and additionally upon triggering payments to us resulting from the satisfaction of regulatory milestones under the Everest and STADA agreements, and we are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones, as well as typical tiered royalties from these agreements. Revenue for license agreements are recognized at a point in time, which occurs when control over the intangible asset is transferred to the counterparty, which was at the time when the agreements with the parties were signed. Variable remuneration (for example, attributable to future regulatory milestones) is recognized when there is no longer any significant uncertainty as to whether these will occur. Compensation attributable to sales-based milestones or royalties are not recognized until the sale that results in the right to milestones or royalties arises.

We refer to revenue received from product sales and from our license agreements with Viatris, Everest and STADA as “net sales” in our consolidated financial statements. In addition to sales of Nefecon, we may generate revenue in the future from a combination of product sales and collaboration or license agreements, if our development programs for Nefecon, setanaxib and future product candidates are successful and result in approved and marketed products, or if we enter into additional collaboration or license agreements with third parties.

Cost of Sales

Cost of sales includes the cost of inventory sold, labor costs, manufacturing overhead expenses and reserves for expected scrap, as well as shipping and freight costs. Cost of sales also includes royalty costs related to in-license agreements.

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

From inception until October 2020, our research and development expenses were primarily for the development of Nefecon for the treatment of IgAN and from October 2020 through December 31, 2022, our research and development expenses have primarily been for the development of Nefecon for the treatment of IgAN and the setanaxib platform. As such, we do not track our internal research and development expenses on a product-by-product or indication-by-indication basis for product candidates. Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we:

●	continue to develop and advance Nefecon, setanaxib, and any other product candidates;
●	initiate and continue clinical development for Nefecon or its active ingredient budesonide in other potential indications, and setanaxib for PBC, head and neck cancer and Alport syndrome;
●	seek regulatory approval for Nefecon, setanaxib and/or any product candidates that successfully complete clinical trials;
●	establish a distribution infrastructure and scale-up external manufacturing to commercialize Nefecon and setanaxib, if approved;
●	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
●	add clinical and scientific personnel, including personnel to support our product development and potential future commercialization efforts;
●	expand our operations in the United States and Europe; and
●	experience any delays or encounter any issues with regards to any of the above, including, but not limited to, failed studies, ambiguous trial results, safety issues or other regulatory challenges, including any unforeseen costs we may incur as a result of clinical trial or supply chain delays or other business interruptions due to the COVID-19 pandemic, geopolitical tensions or other world events.

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

Marketing and Selling Expenses

Marketing and selling expenses consist of salaries and other related costs for personnel in our commercialization functions including our field sales force, marketing and other commercial support personnel. Marketing and selling expenses also include professional fees and related costs for our marketing program.

We expect that our marketing and selling expenses will increase in the future as we increase our headcount and expand our marketing program to support our commercialization of Nefecon and potential commercialization of our portfolio of product candidates.

Administrative Expenses

Administrative expenses consist of salaries and other related costs for personnel in our executive, finance, corporate and business development and administrative functions. Administrative expenses also include professional fees for legal, intellectual property, accounting, auditing, tax and consulting services, related travel expenses and facility-related expenses, which include expenses for rent and maintenance of facilities and other operating costs.

We expect that our administrative expenses will increase in the future as we increase our headcount to support our continued development and commercialization of Nefecon and potential commercialization of our portfolio of product candidates. We also expect to continue to incur increased expenses associated with being a dual-listed public company in the United States and Sweden, including costs of accounting, audit, legal, regulatory and tax compliance services, director and officer insurance costs and investor and public relations costs.

Other Operating Income

Other operating income consists primarily of realized and unrealized foreign currency transaction gains on operating receivables and liabilities.

Other Operating Expenses

Other operating expenses consist primarily of realized and unrealized foreign currency transaction losses on operating receivables and liabilities.

Financial Income

Financial income consists primarily of interest income earned on cash accounts and realized and unrealized foreign currency transaction gains on financial receivables and liabilities.

Financial Expenses

Financial expenses consist primarily of interest rate expenses and realized and unrealized foreign currency transaction losses on financial receivables and liabilities.

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

As of December 31, 2022, we had SEK 3,562.4 million of tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position other than to the extent such tax losses can be used to offset temporary differences. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021

	Year ended December 31,
	2022	2021

	(In thousands of SEK)
Net sales	802,879	229,347
Cost of sales	(15,201)	—
Gross profit	787,678	229,347
Operating expenses	(1,209,621)	(753,803)
Research and development expenses	(414,749)	(357,485)
Marketing and selling expenses	(515,190)	(179,603)
Administrative expenses	(259,469)	(210,630)
Other operating income	2,862	259
Other operating expenses	(23,074)	(6,344)
Operating loss	(421,943)	(524,456)
Financial income	50,195	20,336
Financial expenses	(37,669)	(9,253)
Loss before taxes	(409,417)	(513,373)
Income taxes	(2,851)	3,836
Net loss for the year attributable to shareholders	(412,268)	(500,293)
Non-controlling interest	—	(9,244)
Loss per share before and after dilution, SEK	(7.78)	(9.84)

Net Sales

Net sales increased by SEK 573.5 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was mainly due to SEK 372.2 million in net sales of TARPEYO in the US and SEK 427.4 million in milestones and royalties from our partnerships in Europe, China and Japan for the year ended December 31, 2022.

Cost of Sales

Cost of sales amounted to SEK 15.2 million for the year ended December 31, 2022; there was no cost of sales in the year ended December 31, 2021.

Gross Profit

Gross profit was SEK 787.7 million for the year ended December 31, 2022.

Research and Development Expenses

Research and development expenses increased by SEK 57.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to increased cost related to the setanaxib clinical trials of SEK 37.9 million and increased costs related to the Nefecon trials of SEK 20.2 million.

Marketing and Selling Expenses

Marketing and selling expenses increased by SEK 335.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to the start of the commercialization of TARPEYO in 2022, where costs related to our selling increased by SEK 198.0 million and costs related to our marketing and market access activities increased by SEK 82.5 million.

Administrative Expenses

Administrative expenses increased by SEK 48.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to an increase of costs related to the finance function of SEK 13.0 million and a cost increase related to the IT function of SEK 12.1 million. Additionally, the costs related to our business development activities increased by SEK 8.9 million.

Other Operating Expenses

Other operating expense increased by SEK 16.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to a more unfavorable exchange rate impact on operating liabilities.

Financial Income/(Expense)

Financial income increased by SEK 29.9 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to currency effects relating to internal loans.

Financial expense increased by SEK 28.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to an increase of interest rate expenses from increased loan balances during the year 2022 compared to 2021.

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

Net Sales

Net sales increased SEK 228.5 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was mainly due to the out-licensing of Nefecon for EU as part of the license agreement with STADA.

Research and Development Expenses

Research and development expenses increased by SEK 116.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to increased cost for the setanaxib clinical trials of SEK 66.3 million and CMC development of setanaxib of SEK 14.4 million. Additionally, we recorded an impairment charge of SEK 28.0 million regarding the SIIL contract, which originated from the Genkyotex acquisition. As per recent information from SIIL, the product development has not developed as planned, and the project is not expected to generate future cash flows.

Selling and Administrative Expenses

Administrative and selling expenses increased by SEK 248.5 million for the year ended December 31, 2021 compared to the twelve months ended December 31, 2020. The increase was primarily due to a SEK 105.4 million increase in third party consultant costs engaged in pre-commercialization preparations for TARPEYO in the United States and a SEK 46.7 million increase in personnel costs engaged in pre-commercial preparations for TARPEYO in the United States. Additionally, we had a SEK 18.7 million increase in costs for our administration in the United States and a SEK 23.6 million increase in costs in Sweden for administration and infrastructure to support the U.S commercialization readiness.

Other Operating Income

Other operating income decreased by SEK 2.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to disadvantageous exchange rate development on operating liabilities.

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

Financial Income/(Expense)

Financial income increased by SEK 19.8 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to increased unrealized foreign currency transaction gains on cash accounts. Financial expense decreased by SEK 47.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to less unrealized foreign currency transaction losses on cash accounts.

B.LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

To date, we have financed our operations primarily with proceeds from the sale of our equity, the upfront payments and related milestone payments from the out-license of Nefecon to Everest, STADA, and Viatris and, more recently, from revenue from sales of TARPEYO. In 2019, we recognized revenue in connection with the execution of the license agreement with Everest, in 2021, we recognized revenue in connection with the execution of the license agreement with STADA, and in 2022, we recognized revenue in connection with the execution of the license agreement with Viatris and additionally we have during this period received payments resulting from the satisfaction of regulatory and clinical milestones under such agreements, and we are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones, as well as typical tiered royalties from these agreements. We refer to revenue received from our license agreement with Everest, STADA and Viatris as “net sales” in our consolidated financial statements. In addition to sales of Nefecon, we may generate revenue in the future from a combination of product sales and collaboration or license agreements, if the development programs for Nefecon, setanaxib and future product candidates are successful and result in approved and marketed products, or if we enter into additional collaboration or license agreements with third parties.

Through December 31, 2022, we had received net proceeds of SEK 2,523.8 million from the issuance of equity securities. In August 2021, we completed a directed new share issuance of 2.4 million shares for gross proceeds of SEK 324.0 million from Swedish and international institutional investors. In June and July 2020, we completed a new share issuance of 9.2 million shares, in connection with the US IPO and concurrent private placement, for gross proceeds of SEK 891.4 million from US and international institutional investors. In July 2019, we completed a directed new share issuance of 3.5 million shares for gross proceeds of SEK 210.3 million from Swedish and international institutional investors. We believe that our cash as of December 31, 2022 will be sufficient to fund our planned operations and capital expenditure requirements until we are profitable. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or that we and our commercialization partners will successfully commercialize Nefecon in the jurisdictions in which it is approved. See “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.”

In July 2021, we signed a loan agreement of up to the euro equivalent of USD 75 million with Kreos Capital. The loan facility is divided into three tranches of USD 25 million each. Drawdown of the first USD 25 million tranche was made in September 2021, drawdown of the second USD 25 million tranche was made in June 2022, and drawdown of the third and final tranche was made in December 2022. The interest rate on the loan is 9% per annum with a maturity of December 2025. The loan agreement has no financial covenants. Other than the Kreos Capital loan agreement and our lease obligations described below under “Item 5.B.—Liquidity and Capital Resources—Contractual Obligations and Commitments,” we have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years.

In July 2022, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies, under which we may, at our option, offer and sell ADSs having an aggregate offering price of up to $75.0 million from time to time through Jefferies, acting as sales agent. As of the date of this report, we have not sold any shares pursuant to the Sales Agreement.

Ukraine

The February 2022 invasion of Ukraine by Russia, the resulting military conflict and retaliatory measures by the United States, UK, the EU, and others in the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials. It is not possible to predict the broader or longer-term consequences of this armed conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geo-political instability and uncertainty could materially affect our business and the value of our common shares and our ability to raise capital if and when needed.

Cash Flows

Comparison for the Years Ended December 31, 2022 and 2021

The table below summarizes our cash flows for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021	Variance

	(In thousands of SEK)
Cash and cash equivalents at beginning of the period	955,507	996,304	(40,797)
Net cash flows (used in) / from operating activities	(311,354)	(461,588)	150,234
Net cash flows (used in) / from investing activities	(5,144)	(24,340)	19,196
Net cash flows (used in) / from financing activities	575,990	435,162	140,828
Net increase (decrease) in cash	259,493	(50,766)	310,259
Exchange-rate difference in cash	34,094	9,969	24,125
Cash and cash equivalents at end of the period	1,249,094	955,507	293,587

Operating Activities

During the year ended December 31, 2022, net cash used in operating activities was SEK 311.4 million, primarily resulting from our operating loss of SEK 421.9 million and adjustment for non-cash items of SEK 61.3 million and positive net cash changes in our operating assets and liabilities of SEK 88.4 million.

During the year ended December 31, 2021, net cash used in operating activities was SEK 461.6 million, primarily resulting from our operating loss of SEK 524.5 million and adjustment for non-cash items of SEK 66.7 million and negative net cash changes in our operating assets and liabilities of SEK 5.5 million.

Investing Activities

During the year ended December 31, 2022, net cash used for investing activities was SEK 5.1 million primarily related to investment in fixed assets and rental deposits.

During the year ended December 31, 2021, net cash used for investing activities was SEK 24.3 million primarily related to a EUR 1.5 million milestone payment for the Budenofalk license.

Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was SEK 576.0 million primarily related to SEK 491.7 million from the drawdown of tranche 2 and 3 of the Kreos loan facility and SEK 95.1 million from exercise of warrant programs.

During the year ended December 31, 2021, net cash provided by financing activities was SEK 435.2 million from a new share issue of net SEK 304.0 million and the drawdown of the first tranche of the Kreos loan facility of net SEK 199.5 million, reduced by SEK 49.3 million used in a simplified public mandatory cash offer of Genkyotex SA.

Comparison for the Years Ended December 31, 2021 and 2020

The table below summarizes our cash flows for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020	Variance

	(In thousands of SEK)
Cash and cash equivalents at beginning of the period	996,304	753,540	242,764
Net cash flows (used in) / from operating activities	(461,588)	(309,181)	(152,407)
Net cash flows (used in) / from investing activities	(24,340)	(172,607)	148,267
Net cash flows (used in) / from financing activities	435,162	768,558	333,396
Net increase (decrease) in cash	(50,766)	286,770	(337,536)
Exchange-rate difference in cash	9,969	(44,006)	53,975
Cash and cash equivalents at end of the period	955,507	996,304	(40,797)

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

We believe that our cash as of December 31, 2022 will be sufficient to fund our planned operations and capital expenditure requirements until we are profitable. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or successfully commercialized, if and where approved. See “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.”

Because of the numerous risks and uncertainties associated with the development of product candidates and programs, and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of researching and developing our product candidates and conducting preclinical studies and clinical trials;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	the costs and timing of launching and commercializing product candidates for which we obtain regulatory and marketing approval, including acquiring sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;
●	the amount of revenue from sales of TARPEYO in the United States, Kinpeygo in the EEA and UK, and Nefecon in other jurisdictions, if approved;

●	the costs and timing of completing development of our product candidates and in-licensing or otherwise acquiring new product candidates;
●	our ability to qualify for and maintain adequate coverage and reimbursement by government and payors for our product candidates for which we obtain marketing approval;
●	the costs of establishing and maintaining supply and manufacturing processes and relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development of our product candidates and the commercial supply of our product candidates for which we obtain marketing approval;
●	our success in obtaining market acceptance of our product candidates, if approved, as viable treatment options with acceptable safety profiles;
●	our ability to address any competing technological and market developments;
●	the timing and costs of implementing additional internal systems and infrastructure, as needed, including robust quality systems and compliance systems;
●	our success in negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;
●	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future products and product candidates;
●	the costs associated with maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	the costs of attracting, hiring and retaining qualified personnel.

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

Contractual Obligations and Commitments

Our lease obligation primarily comprises our leased premises. The total lease obligations for 0-5 years were SEK 39.1 million as of December 31, 2022. The lease agreements for leased premises have terms ending from 2023 until 2026 and can be extended unless one of the parties terminates the lease agreements.

In July 2021, we signed a loan agreement of up to the euro equivalent of USD 75.0 million with Kreos Capital. The loan facility is divided into three tranches of USD 25.0 million each. Drawdown of the first USD 25 million tranche was made in September 2021, drawdown of the second USD 25 million tranche was made in June 2022, and drawdown of the third and final tranche was made in December 2022. The interest rate on the loan is 9% per annum with a maturity to December 2025. The loan has no financial covenants. As of December 31, 2022, the amount we have drawn down on the loan facility was USD 75.0 million.

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

Additionally, pursuant to our agreement with Dr. Falk Pharma, we may incur future potential milestone payments totaling up to €37.0 million upon our achievement of specific regulatory and commercial milestones, as applicable and royalties on annual net sales of licensed products at a low- to mid-teens percentage, subject to reductions in certain circumstances, on annual net sales of licensed products. These royalty payments are subject to certain minimum annual dollar requirements in the amount of six to seven figures.

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

D.TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the sections of this annual report titled “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results”, and “Item 5.B.—Liquidity and Capital Resources.”

E.CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements for the years ended December 31, 2020, 2021, and 2022, have been prepared in accordance with IFRS as issued by the IASB. See Notes 1 and 2 to our consolidated financial statements appearing at the end of this annual report for a description of our significant accounting judgements and estimates.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

Our Board of Directors

Our board of directors is currently comprised of six members, who we refer to individually as a director. Less than a majority of the directors of our board of directors are citizens or residents of the United States. Ahead of the 2023 annual general meeting, the nomination committee has proposed that our board of directors shall comprise six members.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages as of December 31, 2022:

Name	Age	Position
Elmar Schnee	63	Chairman of the Board of Directors
Hilde Furberg	64	Director
Diane Parks	70	Director
Molly Henderson	52	Director
Henrik Stenqvist	55	Director
Elisabeth Björk	61	Director

The address for our directors is our registered office, care of Calliditas Therapeutics AB, Kungsbron 1, D5, SE-111 22, Stockholm, Sweden.

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

The following is the biographical information of the members of our board of directors:

Elmar Schnee has served as the chairman of our board of directors since May 2019. Since 2012, Mr. Schnee has served as a managing director at Caljem GmbH, a consulting company. From May 2017 to August 2018, Mr. Schnee served as a management advisor to MindMaze SA, a neuro-technology company, where he also served as chief operating officer from June 2016 to April 2017. From October 2011 to November 2013, Mr. Schnee served as chairman and chief executive officer of Cardiorentis Ltd., a biopharmaceutical company. From January 2003 to June 2011, Mr. Schnee held various positions in senior management at Merck KGaA, a global pharmaceutical and chemical group. From November 2005 to June 2006, Mr. Schnee served as Deputy Member of the Executive Board of Merck KGaA responsible for the global pharmaceuticals business. From July 2006 to June 2011, he served as a member of the Executive Board and General Partner of Merck KGaA, with responsibility for global pharmaceutical activities. Prior to Merck KGaA, Mr. Schnee held senior positions in strategy, business development and marketing at UCB SA, Sanofi-Synthélabo SA, Migliara/Kaplan Associates, Inc. and Fisons Pharmaceuticals PLC. From August 2014 until July 2021, Mr. Schnee served as a member of the board of directors of Jazz Pharmaceuticals plc and previously served as a director of Gentium (now a subsidiary of Jazz Pharmaceuticals plc) from May 2012 until April 2014. From April 2017 to June 2022, Mr. Schnee served as Chairman of the board of Santhera Pharmaceuticals Holding AG, a specialty pharmaceutical company. From June 2016 until May 2019, he served on the board of directors of Stallergenes-Greer plc. From November 2013 to August 2015, Mr. Schnee served on the board of directors of Cardiorentis Ltd. From August 2021 to March 2022, Mr. Schnee served on the board of directors of Clinigen plc. Since August 2021, Mr. Schnee currently serves on the boards of directors of six privately-held life sciences companies, Damian Pharma AG, Noorik Biopharmaceuticals AG, MindMaze SA, Procom RX SA, Kuste SA and Moleac Pte Ltd. Mr. Schnee holds both a bachelor’s degree in marketing and a master’s degree in marketing and general management from the Swiss Institute of Business administration in Zurich.

We believe that Mr. Schnee is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other biotechnology and pharmaceutical companies.

Hilde Furberg has served as a member of our board of directors since September 2014, and also served as our Chairperson from December 2015 to December 2016. Ms. Furberg has served as an independent consultant and professional board member since December 2018, including as advisor to Investinor AS since December 2018. Prior to that, Ms. Furberg served as SVP and General Manger/European Head of Rare Diseases at Sanofi Genzyme from November 2010 to November 2018. Ms. Furberg previously worked in companies such as Genzyme and Baxter. Ms. Furberg currently serves on the board of directors of PCI Biotech Holding ASA, OncoZenge, Bio-Me, Herantis Pharma, and Sedana Medical. Ms. Furberg previously served on the board of directors of Tappin AS, Blueprint Genetics, Probi, Pronova, Clavis, Bergenbio and Algeta. She received her Master of Science in Chemistry from Oslo University, Norway.

We believe that Ms. Furberg is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including her extensive experience in biotechnology and pharmaceutical companies.

Diane Parks has served as a member of our board of directors since May 2019. Ms. Parks previously served as the SVP Head of US Commercial at Kite Pharma, Inc., from January 2016 to July 2018. Prior to that she served as the Vice President Marketing at Pharmacyclics from October 2014 to October 2015. She currently serves as a member of the board of directors for CTI Biopharma, TriSalus Life Sciences, Kura Oncology, Inc. and Soligenix, Inc. Ms. Parks received her Bachelor of Science degree from Kansas State University and an MBA from Georgia State University.

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

Elisabeth Björk, M.D., Ph.D. has served as a member of our board of directors since May 2022. Currently, Dr. Bjork is the Senior Vice President and Global Head of late-phase development for Cardiovascular, Renal and Metabolism (CVRM) at AstraZeneca, and assumes overall accountability for development strategy and delivery across AstraZeneca’s CVRM portfolio. Prior to this role, from February 2008, until June 2012, Dr. Bjork spent time at AstraZeneca in the United States as the Global Product Vice President leading the development of an SGLT2inhibitor, and other key late-phase cardiovascular and gastrointestinal projects. Previously, Dr. Bjork also served as a Clinical Research Physician, Medical Science Director, and CPT team leader at AstraZeneca. Earlier in her career, after training as an endocrinologist, Dr. Bjork worked for 15 years in clinical practice and diabetes research and in January 2002 served as the head of the diabetes and endocrinology unit at Uppsala University Hospital. Dr. Bjork received her M.D. from the Karolinska Institute and her Ph.D. in endocrinology from Uppsala University, where she is also an Associate Professor in Medicine. In addition, Dr. Bjork is a board Member at Chalmers University of Technology, Chalmers Ventures, Rocket Pharmaceuticals, and Pharvaris NV.

We believe that Ms. Björk is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including her extensive experience in biotechnology and pharmaceutical companies.

Henrik Stenqvist has served as a member of our board of directors since May 2022. Mr. Stenqvist has held various Chief Financial Officer positions, including most recently as the Chief Financial Officer of Swedish Orphan Biovitrum (SOBI). Prior to this role, Mr. Stenqvist served as the Chief Financial Officer for Recipharm. Earlier in his career, Mr. Stenqvist served as the Chief Financial Officer at Meda, Regional Finance Director at AstraZeneca, Finance Director at Astra Export & Trading and board member of MedCap AB. Mr. Stenqvist received his M.B.A. and bachelor’s degree from the University of Linköping. Mr. Stenqvist previously served as a board member of MedCapAB, and is a current board member of Midsona AB.

We believe that Mr. Stenqvist is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other biotechnology and pharmaceutical companies.

Board Diversity Matrix (as of December 31, 2022)

Country of Principal Executive Offices:				Sweden
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				6

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	4	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				0

Our Board Diversity Matrix as of December 31, 2021 can be found in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 27, 2022.

Family Relationships

There are no family relationships among any of our executive officers or directors

Our Executive Officers

The following table sets forth certain information with respect to the current members of our executive officers, including their ages as of December 31, 2022:

Name	Age	Position
Renée Aguiar-Lucander	60	Chief Executive Officer
Fredrik Johansson	45	Chief Financial Officer
Richard Philipson, M.D.	58	Chief Medical Officer
Andrew Udell	52	President, North America
Frank Bringstrup, M.D.	63	Vice President Regulatory Affairs

The address for our executive officers is our registered office, care of Calliditas Therapeutics AB, Kungsbron 1, D5, SE-111 22, Stockholm, Sweden.

We have formed a management team made up of our executive officers and other key managers. The following is a brief summary of the biographical information of the members of our management team:

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

Jonathan A. Schur, J.D., has served as our Group General Counsel since October 2020. Prior to joining Calliditas, Mr. Schur was a Partner in the Life Sciences practice group at Goodwin Procter LLP, and before that a partner and co-managing partner of the Paris Office of Dechert LLP. Mr. Schur received his A.B. from Harvard College and his J.D. from Harvard Law School, and is a member of the New York Bar and a former member of the Paris Bar.

Sandra Frithiof has served as our Head of Human Resources since May 2020. She previously served as Head of Human Resources and COO at Ramberg Advokater. Prior to that, Ms. Frithiof held several human resource positions at Karolinska University Hospital, UTC, CGI and Manpower Group. Ms. Frithiof received a Bachelor’s Degree in Human Resource Management from Örebro University, Sweden.

General Information About Our Directors and Executive Officers

As of the date of this annual report, none of the members of our board of directors and executive officers has a family relationship with any other member of our board of directors or executive officers.

As of the date of this annual report and except as set out below, none of the members of our board of directors and executive officers for at least the previous five years:

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

B.COMPENSATION

Compensation of Our Executive Officers and Directors

For the year ended December 31, 2022, the aggregate compensation accrued or paid to the members of our board of directors and executive officers serving during the year was SEK 41.6 million.

During and for the year ended December 31, 2022, our executive officers had performance-based compensation programs and amounts paid to provide pension and healthcare benefits.

Non-Executive Director Compensation

The remuneration of our non-executive directors is proposed by the nomination committee and determined by the annual general meeting, based on, inter alia, a review of current practices in other companies.

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

2018/2022 Warrant Program

In 2018, our shareholders approved the 2018 Program to permit the issuance of warrants to purchase up to 1,160,000 common shares to our certain employees and consultants. In March 2022, all 856,586 warrants were exercised.

2019/2022 Warrant Program

In 2019, our shareholders approved the 2019 Program to permit the issuance of warrants to purchase up to 1,160,000 common shares to certain of our employees and consultants. In December 2022, all 422,500 warrants were exercised.

ESOP 2020

The ESOP 2020 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2022, options to purchase up to an aggregate of 1,371,666 common shares were outstanding. Eligible participants in the ESOP 2020 include our executive officers, employees and consultants. The ESOP 2020 Program is closed, and no further options may be issued under this program.

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

Our board of directors is responsible for preparing the detailed terms and conditions of the ESOP 2020, in accordance with the terms and guidelines of the ESOP 2020 approved by the shareholders. To this end, our board of directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for us based on foreign tax regulations. In particular, personnel in the United States may participate in the ESOP 2020 as modified by a US sub-plan. Options granted under the US sub-plan will vest in accordance with the schedules determined by our board of directors at the time of grant. All options granted under the US sub-plan will be classified as “non-qualified stock options” under US federal tax laws. No options granted under the US sub-plan will be exercisable more than four years following the date on which such options were granted (subject to earlier expiration as provided in the ESOP 2020 or the optionee’s award agreement). Any adjustments to the number of options and the applicable exercise price are permitted only to the extent and in a manner that complies with Section 409A of the US Internal Revenue Code.

ESOP 2021

The ESOP 2021 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2022, options to purchase up to an aggregate of 1,479,500 common shares were outstanding. Eligible participants in the ESOP 2021 include our executive officers, employees and consultants. We have initially reserved options to purchase up to a maximum of 1,500,000 common shares that may be allocated under the ESOP. Our board of directors may grant options, on one or several occasions, between the date of the 2021 annual general meeting and the date of the 2022 annual general meeting to up to 40 employees or consultants of the Company. The maximum allocation per individual in each category shall be 400,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

The options under the ESOP 2021 are granted for no consideration, though grantees must pay the exercise price of such options to acquire their underlying common shares. The options generally will vest over a three-year period, with 20% vesting on the date of the first anniversary of the grant date, an additional 40% vesting during the second year following the grant date and the remaining 40% vesting during the third year following the grant date. The exercise price of the options will be set at 115% of the volume-weighted average price of the common shares on Nasdaq Stockholm during the ten trading days preceding each grant date. Following the conclusion of the vesting period, the options may be exercised during a one-year period thereafter. The options are not transferrable and may not be pledged. The number of options is subject to customary adjustment for corporate events affecting our capital structure, including a bonus issue, merger, rights issue, share split, reverse share split, reduction of share capital or similar measures. In the event of a public takeover offer, significant asset sale, liquidation, merger or similar transaction, all then unvested options will vest in their entirety following the completion of such transaction.

Our board of directors is responsible for preparing the detailed terms and conditions of the ESOP 2021, in accordance with the terms and guidelines of the ESOP 2021 approved by the shareholders. To this end, our board of directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for us based on foreign tax regulations. In particular, personnel in the United States may participate in the ESOP 2021 as modified by a US sub-plan. Options granted under the US sub-plan will vest in accordance with the schedules determined by our board of directors at the time of grant. All options granted under the US sub-plan will be classified as “non-qualified stock options” under US federal tax laws. No options granted under the US sub-plan will be exercisable more than four years following the date on which such options were granted (subject to earlier expiration as provided in the ESOP 2021 or the optionee’s award agreement). Any adjustments to the number of options and the applicable exercise price are permitted only to the extent and in a manner that complies with Section 409A of the US Internal Revenue Code.

ESOP 2022

The ESOP 2022 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2022, options to purchase up to an aggregate of 1,101,000 common shares were outstanding. Eligible participants in the ESOP 2022 include our executive officers, employees and consultants. We have initially reserved options to purchase up to a maximum of 2,000,000 common shares that may be allocated under the ESOP. Our board of directors may grant options, on one or several occasions, between the date of the 2022 annual general meeting and the date of the 2023 annual general meeting to up to 100 employees or consultants of the Company. The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

The options under the ESOP 2022 are granted for no consideration, though grantees must pay the exercise price of such options to acquire their underlying common shares. The options generally vest over a three-year period, with 20% vesting on the date of the first anniversary of the grant date, an additional 40% vesting during the second year following the grant date and the remaining 40% vesting during the third year following the grant date. The exercise price of the options will be set at 115% of the volume-weighted average price of the common shares on Nasdaq Stockholm during the ten trading days preceding each grant date. Following the conclusion of the vesting period, the options may be exercised during a one-year period thereafter. The options are not transferrable and may not be pledged. The number of options are subject to customary adjustment for corporate events affecting our capital structure, including a bonus issue, merger, rights issue, share split, reverse share split, reduction of share capital or similar measures. In the event of a public takeover offer, significant asset sale, liquidation, merger or similar transaction, all then unvested options will vest in their entirety following the completion of such transaction.

Our board of directors is responsible for preparing the detailed terms and conditions of the ESOP 2022, in accordance with the terms and guidelines of the ESOP 2022 approved by the shareholders. To this end, our board of directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for us based on foreign tax regulations. In particular, personnel in the United States may participate in the ESOP 2022 as modified by a US sub-plan. Options granted under the US sub-plan will vest in accordance with the schedules determined by our board of directors at the time of grant. All options granted under the US sub-plan will be classified as “non-qualified stock options” under US federal tax laws. No options granted under the US sub-plan will be exercisable more than four years following the date on which such options were granted (subject to earlier expiration as provided in the ESOP 2022 or the optionee’s award agreement). Any adjustments to the number of options and the applicable exercise price are permitted only to the extent and in a manner that complies with Section 409A of the US Internal Revenue Code.

LTIP 2019

On May 8, 2019, our shareholders approved the Board Long Term Incentive Program 2019, or the LTIP 2019, to permit the grant of performance-based share awards, or Share Awards, to certain of our board members. Pursuant to the terms of the LTIP 2019, 51,399 Share Awards were granted. In July 2022, all 51,399 share awards were exercised.

LTIP 2020

On June 25, 2020, our shareholders approved the Board Long Term Incentive Program 2020, or the LTIP 2020, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2020, up to 40,000 shares in the form of Share Awards can be granted. As of December 31, 2022, 29,928 Share Awards had been granted. The Share Awards shall be subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2020, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2020 may not be transferred. In the event of a “take-over,” “asset sale” or “merger” or other similar transaction as each term is defined in the terms of the LTIP 2020, all outstanding Share Awards would vest in their entirety upon the completion of such transaction, and we shall have a right to repurchase all such Share Awards for fair market value.

LTIP 2021

On May 27, 2021, our shareholders approved the Board Long Term Incentive Program 2021, or the LTIP 2021, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2021, up to 32,000 shares in the form of Share Awards can be granted. As of December 31, 2022, 24,244 Share Awards had been granted. The Share Awards shall be subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2021, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2021 may not be transferred. In the event of a “take-over,” “asset sale” or “merger” or other similar transaction as each term is defined in the terms of the LTIP 2021, all outstanding Share Awards would vest in their entirety upon the completion of such transaction, and we shall have a right to repurchase all such Share Awards for fair market value.

LTIP 2022

On May 19, 2022, our shareholders approved the Board Long Term Incentive Program 2022, or the LTIP 2022, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2022, up to 50,000 shares in the form of Share Awards can be granted. As of December 31, 2022, 40,706 Share Awards had been granted. The Share Awards are subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2022, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2022 may not be transferred. In the event of a “take-over,” “asset sale” or “merger” or other similar transaction as each term is defined in the terms of the LTIP 2022, all outstanding Share Awards would vest in their entirety upon the completion of such transaction, and we shall have a right to repurchase all such Share Awards for fair market value.

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

C.BOARD PRACTICES

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, all of our six directors are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of common shares beneficially owned by the director and his or her affiliated entities (if any). The Swedish Corporate Governance Code, or the Swedish Code, includes certain independence requirements for the directors, and requires a majority of the directors to be independent of the company and its management and at least two directors independent of the company and its management to also be independent of major shareholders.

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

Composition of Our Board of Directors

Our board of directors is currently composed of six members. Under the rules and regulations of Nasdaq a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has determined that, of our six directors, no director has a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director and that each of these directors is “independent” as that term is defined under Nasdaq rules. The Swedish Code includes certain independence requirements for the directors and requires a majority of the directors to be independent of the company and its management and at least two directors independent of the company and its management to also be independent of major shareholders.

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

The meeting attendance rate for our directors is set out in the table below:

Name	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings
Elmar Schnee (Chair)	12/12	—	4/4
Elisabeth Björk (from May 2022)	7/8	—	2/2
Hilde Furberg	12/12	7/7	—
Lennart Hansson (until May 2022)	4/4	2/2	2/2
Molly Henderson	12/12	5/7	—
Diane Parks	11/12	—	4/4
Henrik Stenqvist	4/8	2/5	—

Committees of Our Board of Directors

Our board of directors has two standing committees: an audit committee and a remuneration committee.

Audit Committee

Our audit committee currently consists of Molly Henderson, Hilde Furberg and Henrik Stenqvist, and assists the board of directors in overseeing our accounting and financial reporting processes. Henrik Stenqvist serves as chairperson of the audit committee.

The audit committee consists exclusively of members of our board who are financially literate, and Henrik Stenqvist and Molly Henderson are each considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

The audit committee has deliberated seven times in the course of 2022. At these meetings, the main points of discussion were review of the 2021 financial statements, Ernst & Young AB’s 2021 audit report, 2022 audit fee proposal, review of interim consolidated financial statements, Ernst & Young AB’s report on interim financial statements, updates on internal control activities including SOX remediation, updates on corporate audit activities and review of the 2023 budget.

Remuneration Committee

Our remuneration committee consists of Diane Parks, Elmar Schnee and Elisabeth Bjork. Elmar Schnee serves as chairman of the remuneration committee.

The Remuneration committee’s responsibilities include:

●	identifying, reviewing and proposing policies relevant to the compensation and benefits of our executive officers;
●	reviewing and approving each executive officer’s compensation in light of such policies and reporting to the board; and
●	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

The remuneration committee has deliberated four times over the course of 2022. The main topics of discussion were management performance reviews, allocation of share-based incentive programs, and 2022 management targets and management remuneration proposals.

Nomination Committee

We are following the Swedish Code of Corporate Governance, or the Swedish Code, and are therefore required to have a nomination committee, which is not a standing committee of our board of directors. According to the Swedish Code, the general meeting shall appoint the members of the nomination committee or resolve on procedures for appointing the members. Such procedures were adopted by our 2022 annual general meeting. The nomination committee shall, pursuant to the Swedish Code, consist of at least three members of which a majority shall be independent in relation to us and our management. In addition, at least one member of the nomination committee shall be independent in relation to the largest shareholder in terms of voting rights or group of shareholders who cooperates in terms of our management.

Ahead of the 2023 annual general meeting, the nomination committee consists of Patrick Sobocki (appointed by Stiftelsen Industrifonden), Jan Särlvik (appointed by Fjärde AP-fonden), Karl Tobieson (appointed by Linc AB) and Elmar Schnee (chairman of our board of directors). Karl Tobieson serves as chairman of the nomination committee.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act (SFS 2005:551) and our articles of association, which were approved by our shareholders on May 19, 2022 and are currently in effect, provide alternative quorum requirements that are generally applicable to meetings of shareholders.
●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.
●	We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2023 for:

●	each person who is known by us to own beneficially more than 5% of our total outstanding common shares;
●	each member of our board of directors and our executive officers;
●	all members of our board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of February 28, 2023. The percentage ownership information shown in the table is based upon 59,580,087 common shares outstanding as of February 28, 2023.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

	Shares beneficially
	owned
Name of beneficial owner	Number	Percentage
5% or Greater Shareholders:
BVF Partners LP(1)	6,260,311	10.5%
Linc AB(2)	5,962,312	10.0%
Stiftelsen Industrifonden (3)	3,324,035	5.6%
Executive Officers and Directors:
Renée Aguiar-Lucander(4)	643,000	1.1%
Fredrik Johansson(5)	42,750	*
Richard Philipson, M.D.	—	—
Andrew Udell(6)	26,000	*
Frank Bringstrup, M.D.(7)	8,500	*
Elmar Schnee(8)	33,236	*
Hilde Furberg(9)	53,199	*
Diane Parks(10)	8,449	—
Molly Henderson(11)	100	*
Elisabeth Björk	—	—
Henrik Stenqvist(12)	10,000	*
All directors and executive officers as a group (11 persons)	825,234	1.4%
*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.
(1)	Based on shareholder information as of December 31, 2022 as provided in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2023. BVF Inc., as the general partner of BVF Partners L.P., may be deemed to beneficially own the shares that are beneficially owned by such funds. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares that are beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery St. 40th floor, San Francisco, CA 94104.

(2)	Based on information provided by Linc AB in a Schedule 13G filed with the Securities and Exchange Commission on March 2, 2022. Consists of 5,962,312 common shares held directly by Linc AB. Voting and dispositive power over the shares is held by the board of directors of Linc AB. Bengt Julander is the majority shareholder and chairman of the board of directors of Linc AB. As such, Bengt Julander may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Act of 1933, as amended, of any securities of the Issuer beneficially owned by Linc AB. The address of Linc AB is Birger Jarlsgatan 36, 114 29 Stockholm, Sweden.
(3)	Consists of 3,380,440 common shares, held directly by Stiftelsen Industrifonden. Peter Wolpert is the Chief Executive Officer of Stiftelsen Industrifonden and has voting and dispositive power with respect to the shares reported in the table above. The address of Stiftelsen Industrifonden is Vasagatan 11, 111 91 Stockholm, Sweden.
(4)	Consists of 643,000 common shares.
(5)	Consists of 42,750 common shares.
(6)	Consists of 26,000 common shares.
(7)	Consists of 8,500 common shares.
(8)	Consists of 33,236 common shares.
(9)	Consists of 53,199 common shares.
(10)	Consists of 8,449 common shares.
(11)	Consists of 100 common shares.
(12)	Consists of 10,000 common shares.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2023, we had one holder of record of our ADSs in the United States, which is CITIBANK ADR. This shareholder held in the aggregate 5.3% of the 59,580,087 common shares outstanding as of February 28, 2023. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these common shares were held by brokers or other nominees. As of December 31, 2022, assuming that all of our common shares represented by ADSs are held by residents of the United States, we estimate that approximately 15.4% of our outstanding common shares were held in the United States by approximately 18 institutional holders of record.

To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with our initial US public offering, there has been no significant change in the percentage ownership held by the major shareholders listed above.

B.RELATED PARTY TRANSACTIONS

Other than compensation arrangements described in “Management” elsewhere in this annual report, since January 1, 2022, we have not engaged in any transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties.

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

Legal proceedings

From time to time, we may become involved in legal, governmental or arbitration proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal, governmental or arbitration proceeding. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

Number of Directors

Our articles of association provide that our board of directors shall consist of three to ten members. Our board of directors currently has six members, with no deputy members.

Rights Attached to Shares

The shares shall be issued in two classes, ordinary shares and C-shares. All of the common shares have equal rights to our assets and earnings, and are entitled to one vote at the general meeting. Holders of C-shares are entitled to one tenth vote per share. At the general meeting, every shareholder may vote to the full extent of their shares held or represented, without limitation. Each share entitles the shareholder to the same preferential rights related to issues of shares, warrants and convertible bonds relative to the number of shares they own. The common shares have equal rights to dividends and any surplus capital upon liquidation, whereas the C-shares do not entitle to dividends. Upon liquidation, C-shares carry equivalent right to our assets as other shares, however not to an amount exceeding the quota value of the share. Shareholders’ rights can only be changed in accordance with the procedures set out in the Swedish Companies Act. Transfers of shares are not subject to any restrictions. There are no limitations on the rights to own securities.

Exclusive Forum

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum and without any infringement on Swedish forum provisions and without applying Chapter 7, Section 54 of the Swedish Companies Act, the United States District Court for the Southern District of New York shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. We recognize that the proposed Federal Forum Provision may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of New York. Additionally, proposed Federal Forum Provision may limit our shareholders’ ability to bring a claim in a US judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders.

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

The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a general meeting, or by the board of directors if the board resolution is preceded by an authorization therefor from the general meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the board of directors to do the same must be passed by two-thirds or, in certain situations, nine-tenths of both the votes cast and the shares represented at the general meeting resolving on the share issue or the authorization of the board of directors.

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

Shareholder Meetings

The general meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register held by Euroclear Sweden AB six business days before the meeting and have notified us no later than the date specified in the notice described below have the right to participate at our general meetings, either in person or by a representative. All shareholders have the same participation and voting rights at general meetings. At the annual general meeting, inter alia, members of the board of directors are elected, the principles for the appointment of the nomination committee are established, and a vote is held on whether each individual board member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of annual reports, allocation of earnings, fees for the board of directors and the auditors, guidelines for executive remuneration, the remuneration report and other essential matters that require a decision by the meeting. Most decisions require a simple majority, but the Swedish Companies Act dictates other thresholds in certain instances. See “—Differences in Corporate Law—Shareholder Vote on Certain Transactions.”

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

Differences in Corporate Law

The applicable provisions of the Swedish Companies Act differ from laws applicable to US corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of, inter alia, the Swedish Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. We are not subject to Delaware law but are presenting this description for comparative purposes. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Swedish law.

Number of Directors

Sweden. Under the Swedish Companies Act, a public company shall have a board of directors consisting of at least three directors. More than half of the directors shall be resident within the EEA (unless otherwise approved by the Swedish Companies Registration Office). The actual number of board members shall be determined by a shareholders’ meeting, within the limits set out in the company’s articles of association. Under the Swedish Code of Corporate Governance, only one director may also be a senior executive of the relevant company or a subsidiary. The Swedish Code of Corporate Governance includes certain independence requirements for the directors, and requires a majority of the directors to be independent of the company and at least two directors to also be independent of major shareholders.

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

Delaware. Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

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

Special Meeting

Sweden. Under the Swedish Companies Act, the board of directors shall convene an extraordinary general meeting if a shareholder minority representing at least ten per cent of the company’s shares or the auditor of the company so demands, and the board of directors may convene an extraordinary general meeting whenever it believes reason exists to hold an extraordinary general meeting prior to the next annual general meeting.

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

Preemptive Rights

Sweden. Under the Swedish Companies Act, shareholders of any class of shares have a preemptive right (Sw. företrädesrätt) to subscribe for shares issued of any class in proportion to their shareholdings. The preemptive right to subscribe does not apply in respect of shares issued for consideration other than cash or of shares issued pursuant to convertible debentures or warrants previously granted by the company. The preemptive right to subscribe for new shares may also be set aside by a resolution passed by two thirds or, in certain situations, nine-tenths of the votes cast, and shares represented at the shareholders’ meeting resolving upon the issue.

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

E.TAXATION

General

The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership, or disposition of our common shares or ADSs. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may then have retroactive effect.

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

Certain United States Federal Income Tax Consequences

The following is a description of certain material US federal income tax considerations for US Holders (defined below) with respect to their ownership and disposition of our common shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs. This discussion applies only to a US Holder that holds our common shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a US Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to US Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;
●	US expatriates and certain former citizens or long-term residents of the United States;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons required for US federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;
●	persons holding common shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares or ADSs;
●	persons whose “functional currency” for US federal income tax purposes is not the US dollar;
●	brokers, dealers or traders in securities, commodities, or currencies;
●	tax-exempt entities or government organizations;
●	S corporations, partnerships, or other entities or arrangements classified as partnerships for US federal income tax purposes;
●	regulated investment companies or real estate investment trusts;
●	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
●	persons holding our common shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

●	persons who own (directly, constructively or through attribution) 10% or more (by vote or value) of our outstanding common shares or ADS.

If an entity that is classified as a partnership for US federal income tax purposes holds common shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular US federal income tax consequences of holding and disposing of common shares or ADSs.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the Convention Between the Government of the United States and the Government of Sweden for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on September 1, 1994 or the US-Sweden Tax Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “US Holder” is a holder who, for US federal income tax purposes, is a beneficial owner of common shares or ADSs and is:

(i)	An individual who is a citizen or resident of the United States;
(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(iii)	an estate the income of which is subject to US federal income taxation regardless of its source; or
(iv)	a trust if (1) a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a US person under applicable US Treasury Regulations.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Accordingly, a holder of an ADS should be treated for US federal income tax purposes as holding the common shares represented by the ADS.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY OF US FEDERAL, STATE AND LOCAL TAX LAWS.

PFIC Rules

A non-US corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income (such as interest income); or
●	at least 50% of its gross assets (determined on the basis of a quarterly weighted average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation or partnership for US federal income tax purposes, the equity of which we own, directly or indirectly, 25% or more (by value).

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2022, we do not believe that we were a PFIC for our taxable year ending December 31, 2022. Because PFIC status is a fact specific determination that generally cannot be made until the close of the taxable year in question, the calculation of the value of our non-cash assets may be based in part on the value of our common shares or ADSs, the value of which may fluctuate considerably, and we hold a substantial amount of cash and cash equivalents, our PFIC status may change from year to year, it is difficult to predict whether we will be a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us becoming a PFIC for our current taxable year or any future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.

If we are classified as a PFIC in any year with respect to which a US Holder owns the common shares or ADSs, we will continue to be treated as a PFIC with respect to such US Holder in all succeeding years during which the US Holder owns the common shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the US Holder has made a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, a US Holder will be deemed to have sold the common shares or ADSs the US Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the US Holder’s common shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the US Holder will not be subject to the rules described below with respect to any “excess distribution” the US Holder receives from us or any gain from an actual sale or other disposition of the common shares or ADSs.

For each taxable year we are treated as a PFIC with respect to US Holders, US Holders will be subject to special tax rules with respect to any “excess distribution” such US Holder receives and any gain such US Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares or ADSs, unless (i) such US Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such US Holder’s holding period in which we are a PFIC or (ii) our common shares or ADSs constitute “marketable” securities, and such US Holder makes a mark-to-market election as discussed below. Distributions a US Holder receives in a taxable year that are greater than 125% of the average annual distributions a US Holder received during the shorter of the three preceding taxable years or the US Holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a US Holder’s holding period for the common shares or ADSs;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares or ADSs cannot be treated as capital, even if a US Holder holds the common shares or ADSs as capital assets. In addition, if we are a PFIC, a US Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such US Holder. US Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

If a US Holder makes an effective QEF Election, the US Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such US Holder’s pro rata share of our net capital gains and, as ordinary income, such US Holder’s pro rata share of our earnings in excess of our net capital gains. However, a US Holder can only make a qualified electing fund election with respect to common shares in a PFIC if such company agrees to furnish such US Holder with certain tax information annually. We do not currently intend to provide US Holders with the information necessary for US Holders to make a QEF Election. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a QEF Election with respect to any of our common shares or ADSs were we to be or become a PFIC.

US Holders can avoid the interest charge on excess distributions or gain relating to the common shares or ADSs by making a mark-to-market election with respect to the common shares or ADSs, provided that the common shares or ADSs are “marketable.” Common shares or ADSs will be marketable if they are “regularly traded” on certain US stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares or ADSs (respectively) will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. It should be noted that only the ADSs and not our common shares are listed on the Nasdaq Global Select Market. The Nasdaq Global Select Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election should be available to a US Holder. Consequently, our common shares may not be marketable if Nasdaq Stockholm (where our common shares are currently listed) does not meet the applicable requirements. Each US Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the common shares or ADSs.

A US Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the common shares or ADSs at the close of the taxable year over the US Holder’s adjusted tax basis in the common shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the US Holder’s adjusted basis in the common shares or ADSs over the fair market value of the common shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the common shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the common shares or ADSs cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a US Holder validly makes a mark-to-market election with respect to our common shares or ADSs, the US Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for US federal income tax purposes. US Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. Unless otherwise provided by the US Treasury, each US shareholder of a PFIC is required to make an annual filing containing such information as the US Treasury may require. US Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES OR ADSs.

Taxation of Distributions

Subject to the discussion above under “PFIC rules,” distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Because we do not intend to calculate our earnings and profits under US federal income tax principles, we expect that distributions generally will be reported to US Holders as dividends. Non-corporate US Holders may qualify for the preferential rates of taxation with respect to dividends on our common shares or ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-US corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares or ADSs that are readily tradable on an established securities market in the United States. Our ADSs are listed on The Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on The Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States. We are incorporated under the laws of Sweden, and we believe that we qualify as a resident of Sweden for purposes of, and are eligible for the benefits of, the US-Sweden Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the US-Sweden Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion regarding the PFIC rules, such dividends will generally be expected to be “qualified dividend income” in the hands of individual US Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the US Holder. Each US Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

The amount of any dividend will be treated as foreign-source dividend income to US Holders and will not be eligible for the dividends-received deduction generally available to US corporations under the Code. Dividends will generally be included in a US Holder’s income on the date of the US Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the US dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt. Such gain or loss would generally be treated as US-source ordinary income or loss.

Subject to applicable limitations, some of which may vary depending upon your circumstances, Swedish income taxes withheld from dividend payments on shares at a rate not exceeding an applicable rate under the US-Sweden Tax Treaty will be creditable against your US federal income tax liability. Swedish income taxes withheld in excess of the applicable rate under the US-Sweden Tax Treaty will not be eligible for credit against your US federal income tax liability. The rules governing foreign tax credits are complex and US Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition of Common Shares and ADSs

Subject to the discussion above under “PFIC rules,” gain or loss realized on the sale or other taxable disposition of common shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the US Holder held the common shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the US Holder’s tax basis in the common shares or ADSs disposed of, and the amount realized on the disposition, in each case as determined in US dollars. This gain or loss will generally be US-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a US Holder is not paid in US dollars, the amount realized will be the US dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the common shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the US dollar value of the amount realized in a non-US dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the US dollar amount realized on the date of sale or disposition and the US dollar value of the currency received at the spot rate on the settlement date.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is timely furnished to the IRS. US Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Information with Respect to Foreign Financial Assets

Certain US Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the common shares or ADSs, subject to certain exceptions (including an exception for common shares or ADSs held in accounts maintained by certain US financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such US Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a US Holder does not file the required information, the statute of limitations with respect to tax returns of the US Holder to which the information relates may not close until three years after such information is filed. US Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the common shares or ADSs.

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

Taxation of Dividends

For holders not resident in Sweden for tax purposes that receive dividends on common shares or ADSs of a Swedish limited liability company, Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, such as payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of a certain class. The withholding tax rate is 30%. The tax rate is, however, generally reduced under an applicable tax treaty. For example, under the US-Sweden Tax Treaty the tax rate on dividends paid to US holders entitled to the benefits of the US-Sweden Tax Treaty should not exceed 15%. In Sweden, withholding tax deductions are normally carried out by Euroclear Sweden AB or, in respect of nominee-registered shares, by the nominee. The tax treaties Sweden has entered into generally enable the withholding tax deduction to be made in accordance with the tax rate stipulated in the treaty, provided that Euroclear Sweden AB or the nominee, as applicable, has received the required information concerning the tax residency of the investor entitled to the dividend (this applies also under the US—Sweden tax treaty). Furthermore, investors entitled to reduced tax rates under applicable tax treaties may claim a refund from the Swedish tax authorities within five calendar years following the year the dividend was distributed if the full withholding tax rate at 30% has been withheld.

Taxation of Capital Gains

Holders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of common shares or ADSs. Holders of common shares or ADSs may, however, be subject to taxation in their state of residence.

According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of common shares or ADSs if they have been residents of Sweden due to a habitual abode in Sweden or a stay in Sweden for six consecutive months at any time during the calendar year of disposal or the ten calendar years preceding the year of disposal. In a number of cases though, the applicability of this rule is limited by tax treaties. For example, under the US-Sweden Tax Treaty this rule applies for ten years from the date the private individuals became non-resident of Sweden for tax purposes.

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

I.SUBSIDIARY INFORMATION

Not applicable.

J.ANNUAL REPORT TO SECURITY HOLDERS

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

Assets and liabilities in foreign operations are translated from the functional currency of the operations to our presentation currency at the exchange rate applicable on the closing date. Income and expenses in a foreign operation are translated to SEK at the average exchange rate which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation of foreign operations’ functional currencies are recognized in the consolidated statements of comprehensive income.

We recorded foreign currency transaction gains/(losses) of SEK 7.1 million and SEK (1.6) million for the years ended December 31, 2022 and 2021, respectively. These foreign currency transaction gains/(losses) are included in other operating income and other operating expenses in our consolidated financial statements.

We recorded foreign exchange rate difference translation gains of SEK 46.6 million and SEK 20.2 million for the years ended December 31, 2022 and 2021, respectively. These foreign currency translation gains/(losses) are included in financial income and financial expenses in our consolidated financial statements.

Transaction Exposure

Our transaction exposure from contracted payment flows in foreign currency is limited. However, our transaction exposure has been increasing year by year. The table below sets forth our exposure in each currency for the years ended December 31, 2022, 2021 and 2020.

		Operating
Currency Exposure 2022 ()%	Revenue	expenses
USD	68%	20%
EUR	32%	48%
GBP	—	4%
SEK	—	27%
Other currencies	—	1%

		Operating
Currency Exposure 2021 ()%	Revenue	expenses
USD	14%	43%
EUR	86%	36%
GBP	—	3%
SEK	—	18%

		Operating
Currency Exposure 2020 ()%	Revenue	expenses
USD	100%	35%
EUR	—	36%
GBP	—	6%
SEK	—	23%

Our primary transaction exposure is in Euros and US dollars. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 23.1 million, SEK 0.9 million and SEK 10.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. A 10% stronger US dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 9.6 million for the year ended December 31, 2022, a negative impact on profit after tax and equity of approximately SEK 22.4 million for the year ended December 31, 2021 and a positive impact of SEK 10.0 million for and the year ended December 31, 2020.

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

As of December 31, 2022 and 2021, we had SEK 713.0 million and SEK 189.2 million in debt outstanding, respectively. As of December 31, 2020, we had no debt outstanding. In July 2021, we signed a loan agreement of up to the euro-equivalent of USD 75 million with Kreos Capital. The loan facility is divided into three tranches of USD 25 million each, which we drew down in September 2021, June 2022 and December 2022. The interest rate on the loan is 9% per annum with a maturity of December 2025. The loan has no financial covenants.

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

Fees and Charges

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2022. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

With the exception of a previously identified material weakness regarding impairment of goodwill and other intangible assets, which has been remediated, based upon our evaluation as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), as a result of the material weaknesses in our internal control over financial reporting, as discussed below, were not effective.

To mitigate the potential impact of the material weaknesses described below, and prior to filing this annual report, we performed additional analysis and other post-closing procedures to determine that our consolidated financial statements are prepared in accordance with IFRS. Based on these procedures, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material aspects, our financial position as at the end of, and the results of operations and cash flows for, the periods presented in conformity with IFRS.

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

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements. Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management has conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to material weaknesses in our internal control over financial reporting as described below.

A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

All of these material weaknesses are described below.

Entity-Level Control Environment

The entity-level control environment did not adequately support the prevention or detection and correction of material misstatements. We identified deficiencies in four of the five components of the entity-level control environment, aggregating to material weaknesses in each component:

Control Environment – We did not adequately maintain an environment that sufficiently stressed the importance of internal controls and the emphasis placed on them in determining the company’s policies, processes, and organizational structure. We did not have adequate discipline, structure, and training within the company to influence the control consciousness of the company’s personnel. We did not have sufficient oversight over the company’s financial reporting process and internal control environment, nor did we sufficiently analyze control deficiencies to identify trends and root causes and evaluate whether modification of certain policies, communications, training or controls was necessary.

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

Information and Communication – We did not design and implement sufficient procedures, as part of the aforementioned control activities, to validate the completeness and accuracy of underlying data used in the performance of controls over accounting transactions and disclosures.

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

Financial Statement Close and Reporting Process

We did not adequately design or execute controls that address the relevant financial statement assertions over the Financial Statement Close and Reporting Process. Specifically, we did not adequately design or execute internal controls over 1) certain aspects of journal entry approvals and processing; 2) share-based payments; 3) income taxes; and 4) the completeness of certain underlying key sources of data used to perform control procedures.

Net Sales

We did not have effective controls in place over the recording of revenue. Specifically, we did not adequately design or execute controls over the occurrence of milestone revenue, cash receipts, and management review of gross-to-net models.

Accounts Payable, Accrued Expenses and Operating Expenses

We did not have effective internal controls in place over the procurement of goods and services and invoice processing, or the completeness, existence and valuation of accounts payable and accrued liabilities. Specifically, we did not adequately design or execute controls over 1) certain aspects of purchase order processing as it relates to purchase order approvals, invoice processing, authorization levels, and disbursements; and 2) the completeness of certain accounts payable and expense accruals.

Payroll

We did not appropriately document the execution of the controls over the recording of payroll and related expenses. Specifically, we did not adequately design or execute controls over certain aspects of payroll processing related to master data changes, payroll revisions, payroll processing, and management remuneration.

IT Processes

We did not adequately design and implement controls that address the IT risks of certain applications used in the company’s business processes. Specifically, we did not adequately execute controls over 1) review and consideration of IT risks residing at service organization; 2) access management procedures; 3) application change management procedures; and 4) timeliness of segregation of duties access monitoring procedures.

Remediation Plan

We have initiated a remediation plan that includes steps to increase dedicated resources, improve reporting processes, and enhance related supporting technology. To that end, we have hired a dedicated US-based Internal Controls leader with risk management and Sarbanes Oxley experience, provided a first wave of training on SOX and how to properly execute and evidence control performance, and the importance of a strong internal control environment. We implemented a new solution for documenting our risks-related controls and their assertions to facilitate tracking and trend analysis of internal control deficiencies to support timely remediation. We have retained an outsourced team to perform independent testing of our internal controls throughout the year. We are committed to implement a robust internal control environment and implementing measures designed to help ensure that control deficiencies contributing to the material weakness are remediated as soon as possible, as further described below. Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses, and our remediation plan may not prove to be successful. In addition, we may discover additional material weaknesses that require additional time and resources to remediate.

Our remediation process further includes, but is not limited to:

●	Augmenting and hiring additional knowledgeable and qualified information technology, accounting and finance resources and professionals;
●	Implementing a new payroll system across the organization to help address system limitations inherent within the current solution in Sweden;
●	Enhancing the robustness and effectiveness of our IT systems and control environment;
●	Further develop and improve the remediation plan for each of the material weaknesses, specifically enhancing related policies and process documentation, implementing new and/or re-designing existing controls, and improving the skills of the process owners;
●	Evaluating the completeness and appropriateness of the remediation plan, and specifically verifying it addresses all the material weaknesses, both at the entity- and at the transaction-level, across all material locations and across all relevant departments;
●	Implementing the remediation plan, and specifically training the process owners, evaluating the adoption of the revised policies and procedures, and monitoring the results;
●	Increase the frequency and independent testing of the design and operating effectiveness of controls to help remediate internal control deficiencies quicker.

We believe that the foregoing efforts should effectively remediate the material weaknesses described in this Item 15 and improve our overall control environment. Because the reliability of the internal control process requires repeatable execution and testing over multiple fiscal quarters, the successful remediation of these material weaknesses will require review and evidence of effectiveness prior to concluding that the controls are effective, and it is possible that additional remediation steps will be necessary.

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

C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young AB, an independent public accounting firm. Their report is included on page F-5.

D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The previously identified material weakness related to the impairment of goodwill and other intangible assets has been remediated. Except for the remediation of this material weakness and, as described above in “—Disclosure Controls and Procedures,” there were no other changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the twelve months ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consists exclusively of members of our board who are financially literate, both Molly Henderson and Henrik Stenqvist are each considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to all of our directors, officers, and employees in March 2020. We have posted a copy of our code of business conduct and ethics on our website at: www.calliditas.se, where you can obtain a copy without charge. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the code of business conduct and ethics or grant any waivers, including any implicit waiver, from a provision of the code of business conduct and ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the code of business conduct and ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young AB has served as our independent registered public accounting firm for 2021 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
Fees	2022	2021

	(in thousands of SEK)
Audit Fees	13,369	6,235
Audit-Related Fees	3,370	2,105
Tax Fees	—	73
All Other Fees	—	—
Total	16,739	8,413

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountants provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2022 and 2021, “Audit-Related Fees” also include fees billed for assurance and audit-related services regarding our public offerings on Nasdaq.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. No other fees were paid to Ernst & Young AB for the fiscal years ended December 31, 2022 or 2021.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act (SFS 2005:551) and our articles of association, which were approved by our shareholders on May 19, 2022 and are currently in effect, provide alternative quorum requirements that are generally applicable to meetings of shareholders.
●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.
●	We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee.

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

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/
Exhibit	Description	Form	File Number	Exhibit	File Date

1.1*	Articles of Association of the Registrant (English translation)
2.1	Form of Deposit Agreement	Form F-1/A	333-238244	4.1	06/01/2020
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Share Purchase Agreement, dated August 13, 2020, by and between the Registrant and the Block Sellers	Form F-1	333-252436	2.1	01/26/2021
2.4*	Description of Securities
4.1†	License Agreement regarding NEFECON, dated June 10, 2019, by and between the Registrant and Everest Medicines II Limited.	Form F-1	333-238244	10.1	05/14/2020
4.2	Supplemental Agreement and First Amendment to License Agreement regarding NEFECON, dated March 7, 2022, by and between the Registrant and Everest Medicines II Limited	Form 20-F	001-39308	4.2	04/27/2022
4.3	English translation of Lease Agreement, dated as of March 20, 2019, by and between Vasaterminalen AB and the Registrant	Form F-1	333-238244	10.2	05/14/2020
4.4#	English Translation of Warrants 2018/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.4	05/14/2020
4.5#	English Translation of Warrants 2019/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.5	05/14/2020
4.6#	Board Long Term Incentive Program 2019	Form F-1	333-238244	10.6	05/14/2020
4.7#	Board Long Term Incentive Program 2020	Form F-1	333-252436	10.6	01/26/2021
4.8#	Board Long Term Incentive Program 2021	Form 20-F	001-39308	4.8	04/27/2022
4.9#*	Board Long Term Incentive Program 2022
4.10#	English Translation of Principles for the 2020 ESOP for the Registrant’s management and key personnel	Form F-1	333-238244	10.7	05/14/2020
4.11#	ESOP 2020 United States Sub-Plan	Form S-8	333-240126	99.1	07/27/2020

		Incorporated by Reference
		Schedule/
Exhibit	Description	Form	File Number	Exhibit	File Date
4.12#	English Translation of Principles for the 2021 ESOP for the Registrant’s management and key personnel	Form 20-F	001-39308	4.11	04/27/2022
4.13#	ESOP 2021 United States Sub-Plan	Form 20-F	001-39308	4.12	04/27/2022
4.14#*	English Translation of Principles for the 2022 ESOP for the Registrant’s management and key personnel
4.15#*	ESOP 2022 United States Sub-Plan
4.16#	Employment Agreement, by and between the Registrant and Renée Aguiar-Lucander, dated May 1, 2017	Form F-1	333-238244	10.8	05/14/2020
4.17#	Employment Agreement, by and between the Registrant and Fredrik Johansson, dated August 1, 2017	Form F-1	333-238244	10.10	05/14/2020
4.18#	Employment Agreement, by and between the Registrant and Frank Bringstrup, dated February 1, 2019	Form F-1	333-238244	10.11	05/14/2020
4.19#	Employment Agreement, by and between the Registrant and Andrew B. Udell, dated March 1, 2019	Form F-1	333-238244	10.12	05/14/2020
4.20#	Employment Agreement, by and between the Registrant and Katayoun Welin-Berger, dated September 17, 2019	Form F-1	333-252436	10.13	01/26/2021
4.21#	Employment Agreement, by and between the Registrant and Richard Philipson, dated March 26, 2020	Form F-1	333-252436	10.14	01/26/2021
4.22	Commercialization Agreement dated as of July 21, 2021, by and between the Registrant and STADA Arzneimittel AG	Form 6-K	001-39308	10.1	07/23/2021
4.23	Agreement for the Provision of Loan Facilities dated as of July 15, 2021, by and between the Registrant and the parties named therein	Form 6-K	001-39308	10.1	07/19/2021
4.24	Intellectual Property Security Agreement dated as of July 15, 2021, by and between the Registrant and the parties named therein	Form 6-K	001-39308	10.2	07/19/2021
4.25	Open Market Sale AgreementSM, dated June 28, 2022, by and between and between Calliditas Therapeutics AB and Jefferies LLC	Form F-3	333-265881	1.2	06/28/2022
4.26*†+	License Agreement between the Registrant and Viatris Pharmaceuticals Japan Inc., dated December 12, 2022
8.1	Subsidiaries of the Registrant	Form 20-F	001-39308	8.1	04/27/2022
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Incorporated by Reference
Schedule/
Exhibit	Description	Form	File Number	Exhibit	File Date
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of independent registered public accounting firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
+

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:April 26, 2023

CALLIDITAS THERAPEUTICS AB

By:	/s/ Renée Aguiar-Lucander
Name: Renée Aguiar-Lucander

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Calliditas Therapeutics AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Calliditas Therapeutics AB (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2023 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Estimate of variable consideration for revenue recognition

Description of the matter

As is stated in Note 3 of the consolidated financial statements, for the year ended December 31, 2022 the Group’s revenues from product sales were SEK 375,515 thousands, and as stated in Notes 1 and 3, revenue from the sale of goods is calculated net of deductions including actual and estimated rebates to public payors and provisions for potential returns and prompt payment discounts. These estimates of variable consideration are affected by judgments made by management. A description of the judgements on which revenue recognition is based is provided in Note 2.

Auditing management’s estimate of variable consideration was complex because the calculation involves subjective management assumptions about expected future events, including rebates to public payors, return rates, and prompt payment discounts. Changes in these assumptions can have a material effect on the amount of revenue recognized.

How We Addressed the Matter in Our Audit

To test the estimate of variable consideration, our audit procedures included, among others, evaluating management’s methodology and significant assumptions, and performing analytical procedures to compare the estimates of the rebate distributions between different payor categories, expected future returns and prompt payment discounts, against actual results where available. We also tested the completeness and accuracy of dispensing data and inputs used by the Company in its determination of the estimated payor mix, by agreeing it to third-party data. In addition, we involved our government pricing subject matter professionals to assist in evaluating management’s methodology and calculations used to measure government rebates.

Valuation of intangible assets

Description of the matter

Intangible assets, including goodwill, amount to SEK 483,841 thousand as of December 31, 2022. As explained in Note 1, Note 2 and Note 15 of the consolidated financial statements, the Company performs an impairment assessment of intangible assets not yet available for use and goodwill, on an annual basis or when there is an indication that an asset may be impaired. The Company’s evaluation of the carrying value of intangible assets involves the comparison of the recoverable amount of each asset or cash generating unit to their carrying values.

The recoverable amount of intangible assets is estimated based on a probability-adjusted cash flow model, where the amount is determined by estimating the expected future cash flows and present value adjustments, taking into account the development risk. Changes in assumptions used by management could have a significant impact on the recoverable amount.

The audit of the valuation of intangible assets was complex, due to the significant judgments made by management to estimate the recoverable amount, including assumptions related to the likely timing of potential commercialization, the market size, the probability of reaching the market and the discount rate used.

How We Addressed the Matter in Our Audit

We performed audit procedures related to the valuation of intangible assets, which included, among others, evaluating management’s methodology, testing the completeness and accuracy of inputs utilized by management in the assumptions, including the timing of potential commercialization, expected market size and the probability of the products reaching the market. In so doing, we compared these inputs to third-party statistical data for the clinical indications targeted and for other development projects within the industry.

With the assistance of our valuation specialists, we evaluated the discount rates used, by preparing independent estimates based on market and peer company observable data and comparing to those used by management.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2004.

Stockholm, Sweden

April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Calliditas Therapeutics AB

Opinion on Internal Control Over Financial Reporting

We have audited Calliditas Therapeutics AB’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Calliditas Therapeutics AB (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the Entity-level Control Environment, Financial Statement Close and Reporting Process, Net Sales, Accounts Payable, Accrued Expenses and Operating Expenses, Payroll, and IT Processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 26, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Stockholm, Sweden

April 26, 2023

GROUP

Consolidated Statements of Income

		Year Ended December 31,
(SEK in thousands, except per share amounts)	Note	2022	2021	2020

Net sales	3	802,879	229,347	874
Cost of sales		(15,201)	—	—
Gross profit		787,678	229,347	874

Research and development expenses	7,8,9,10	(414,749)	(357,485)	(241,371)
Marketing and selling expenses	7,8,9,10	(515,190)	(179,603)	(38,964)
Administrative expenses	6,7,8,9,10	(259,469)	(210,630)	(102,760)
Other operating income	4	2,862	259	2,501
Other operating expenses	5	(23,074)	(6,344)	—
Operating loss	7	(421,943)	(524,456)	(379,720)

Financial income	11	50,195	20,336	547
Financial expenses	12	(37,669)	(9,253)	(56,978)
Loss before income tax		(409,417)	(513,373)	(436,151)

Income tax expense	13	(2,851)	3,836	(360)

Loss for the year		(412,268)	(509,537)	(436,511)

Attributable to:
Equity holders of the Parent Company		(412,268)	(500,293)	(433,494)
Non-controlling interests		—	(9,244)	(3,017)
		(412,268)	(509,537)	(436,511)
Loss per share
Before and after dilution to ordinary equity holders of the Parent Company	14	(7.78)	(9.84)	(9.66)

GROUP

Consolidated Statements of Comprehensive Income

		Year Ended December 31,
(SEK in thousands)	Note	2022	2021	2020

Loss for the year		(412,268)	(509,537)	(436,511)

Other comprehensive income
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	20,25	36,287	(20,111)	(9,352)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		36,287	(20,111)	(9,352)

Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plans	28	2,763	1,993	1,216
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods		2,763	1,993	1,216

Other comprehensive income/(loss) for the year		39,050	(18,118)	(8,137)

Total comprehensive loss for the year		(373,218)	(527,655)	(444,648)

Attributable to:
Equity holders of the Parent Company		(373,218)	(519,189)	(438,343)
Non-controlling interests		—	(8,466)	(6,305)
		(373,218)	(527,655)	(444,648)

GROUP

Consolidated Statements of Financial Position

		December 31,
(SEK in thousands)	Note	2022	2021

ASSETS
Non-current assets
Intangible assets	15	483,841	399,418
Equipment	16	7,468	6,309
Right-of-use assets	8	24,452	33,300
Non-current financial assets	17,19,33	11,210	3,915
Deferred tax assets	18	13,799	4,196
Total non-current assets		540,770	447,138

Current assets
Inventories	21	3,647	889
Accounts receivable	20	78,703	—
Other current assets	19	10,018	11,343
Prepaid expenses and accrued income	22	70,741	45,032
Cash	23	1,249,094	955,507
Total current assets		1,412,204	1,012,772

TOTAL ASSETS		1,952,973	1,459,910

EQUITY AND LIABILITIES
Equity	25
Share capital		2,383	2,094
Additional paid-in capital		2,590,890	2,459,741
Reserves		9,307	(26,979)
Retained earnings including net loss for the year		(1,836,317)	(1,426,574)
Equity attributable to equity holders of the Parent Company		766,264	1,008,281

Non-current liabilities
Provisions	26	11,792	14,530
Contingent consideration	27	75,880	54,399
Pension liabilities	28	884	3,182
Deferred tax liabilities	18	39,752	30,856
Non-current interest-bearing liabilities	20	713,030	189,164
Non-current lease liabilities	8,19	15,792	24,052
Other non-current liabilities	19,29	4,350	—
Total non-current liabilities		861,479	316,183

Current liabilities
Accounts payable	19,20	160,404	67,971
Current tax liabilities		5,684	1,221
Other current liabilities	8,19	22,697	12,702
Accrued expenses and deferred revenue	30	136,446	53,553
Total current liabilities		325,231	135,446

TOTAL EQUITY AND LIABILITIES		1,952,973	1,459,910

GROUP

Consolidated Statements of Changes in Equity

		Attributable to the Equity Holders of the Parent Company
					Retained
					Earnings
			Additional		incl. Net		Non-
			Paid-in	Translation	Loss for		Controlling
(SEK in thousands)	Note	Share Capital	Capital	Reserve	the Year	Total	Interests	Total Equity
Opening equity January 1, 2020		1,548	1,274,664	(45)	(488,096)	788,071	—	788,071

Loss for the year		—	—	—	(433,494)	(433,494)	(3,017)	(436,511)
Other comprehensive income/(loss) for the year		—	—	(6,045)	1,196	(4,849)	(3,288)	(8,137)
Total comprehensive loss for the year		—	—	(6,045)	(432,298)	(438,343)	(6,305)	(444,648)

Transactions with owners:
New share issue		397	890,990	—	—	891,388	—	891,388
Costs attributable to new share issue		—	(97,686)	—	—	(97,686)	—	(97,686)
Exercise of warrants		52	59,199	—	—	59,251	—	59,251
Share-based payments	10	—	6,012	—	—	6,012	—	6,012
Non-controlling interests from business combinations		—	—	—	—	—	136,084	136,084
Purchase of non-controlling interests		—	—	—	1,798	1,798	(83,970)	(82,172)
Total transactions with owners		449	858,516	—	1,798	860,763	52,114	912,877

Closing equity December 31, 2020	10,25	1,998	2,133,179	(6,090)	(918,596)	1,210,491	45,809	1,256,300

Opening equity January 1, 2021		1,998	2,133,179	(6,090)	(918,596)	1,210,491	45,809	1,256,300

Loss for the year		—	—	—	(500,293)	(500,293)	(9,244)	(509,537)
Other comprehensive income/(loss) for the year		—	—	(20,889)	1,993	(18,896)	778	(18,118)
Total comprehensive loss for the year		—	—	(20,889)	(498,300)	(519,189)	(8,466)	(527,655)

Transactions with owners:
New share issue		96	323,904	—	—	324,000	—	324,000
Costs attributable to new share issue		—	(20,909)	—	—	(20,909)	—	(20,909)
Contribution from non-controlling interest		—	—	—	—	—	2,282	2,282
Share-based payments	10	—	23,567	—	—	23,567	—	23,567
Purchase of non-controlling interests		—	—	—	(9,678)	(9,678)	(39,625)	(49,303)
Total transactions with owners		96	326,562	—	(9,678)	316,980	(37,343)	279,637

Closing equity December 31, 2021	10,25	2,094	2,459,741	(26,979)	(1,426,574)	1,008,281	—	1,008,281

Opening equity January 1, 2022		2,094	2,459,741	(26,979)	(1,426,574)	1,008,281	—	1,008,281

Loss for the year		—	—	—	(412,268)	(412,268)	—	(412,268)
Other comprehensive income/(loss) for the year		—	—	36,286	2,763	39,050	—	39,050
Total comprehensive income/(loss) for the year		—	—	36,286	(409,505)	(373,218)	—	(373,218)

Transactions with owners:
Issuance of treasury shares		236	—	—	—	236	—	236
Repurchase of treasury shares		—	—	—	(236)	(236)	—	(236)
Exercise of warrants		53	95,070	—	(2)	95,121	—	95,121
Share-based payments	10	—	36,080	—	—	36,080	—	36,080
Total transactions with owners		290	131,150	—	(238)	131,201	—	131,201

Closing equity December 31, 2022	1,025	2,383	2,590,890	9,307	(1,836,317)	766,264	—	766,264

GROUP

Consolidated Statements of Cash Flows

		Year Ended December 31,
(SEK in thousands)	Note	2022	2021	2020

Operating activities
Operating loss		(421,943)	(524,456)	(379,720)
Adjustments for non-cash items	23	61,260	66,676	15,465
Interest received		3,553	102	1,912
Interest paid		(35,252)	(5,432)	(393)
Income taxes paid		(7,392)	(3,949)	(528)
Cash flow used in operating activities before changes in working capital		(399,774)	(467,058)	(363,264)

Cash flow from changes in working capital
Changes in inventory		(2,758)	(949)	—
Changes in operating receivables		(91,878)	(11,712)	8,033
Changes in operating liabilities		183,056	18,131	46,050
Cash flow used in operating activities		(311,354)	(461,588)	(309,181)

Investing activities
Acquisition of a subsidiary, net of cash acquired		—	—	(172,602)
Purchase of equipment	16	(2,512)	(6,588)	—
Investments in non-current financial assets	17	(2,633)	(1,686)	(5)
Purchase of intangible assets	15	—	(16,066)	—
Cash flow used in investing activities		(5,144)	(24,340)	(172,607)

Financing activities
New share issue		—	324,000	891,388
Costs attributable to new share issue		—	(20,909)	(95,937)
Issuance of treasury shares		236	—	—
Repurchase of treasury shares		(236)	—	—
Exercise of warrants		95,121	—	59,251
Purchase of non-controlling interests		—	(49,303)	(82,172)
Contribution from non-controlling interests		—	2,282	—
New borrowings	20	491,745	199,524	—
Costs attributable to new loans		(1,260)	(14,858)	—
Repayment of lease liabilities		(9,615)	(5,575)	(3,972)
Cash flow from financing activities		575,990	435,162	768,558

Net increase/(decrease) in cash		259,493	(50,766)	286,770
Cash at beginning of the year		955,507	996,304	753,540
Exchange-rate difference in cash		34,094	9,969	(44,006)
Cash at the end of the year	23	1,249,094	955,507	996,304

GROUP

Notes to Consolidated Financial Statements

(SEK in thousands, except per share amounts or as otherwise indicated)

Description of Business

Calliditas Therapeutics AB (publ) (“Calliditas” or the “Parent Company”), with corporate registration number 556659-9766, and its subsidiaries (collectively, the “Group”) conduct development and commercial activities in pharmaceuticals. These consolidated financial statements encompass the Group, domiciled in Stockholm, Sweden, and its subsidiaries for the year ended December 31, 2022, 2021 and 2020, respectively.

Calliditas is a commercial stage biopharma company focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. The registered address of the corporate headquarters is Kungsbron 1, D5, Stockholm, Sweden.

Calliditas was founded as a public limited liability company under the laws of Sweden on February 20, 2004 under the name Pharmalink AB and registered with the Swedish Companies Registration Office on April 15, 2004. As of December 31, 2022, Calliditas is the Parent Company of four subsidiaries located in Sweden, France and in the United States. The Swedish subsidiary is Nefecon AB which is conducting no operating activities. The subsidiaries in the United States are Calliditas Therapeutics US Inc and Calliditas NA Enterprises Inc, who are conducting commercialization activates in the United States, respectively. The French subsidiary is Calliditas Therapeutics France SAS located in France which is conducting preclinical activities.

The Board of Directors (the “Board”) approved, and authorized for issuance, these consolidated financial statements on April 25, 2023.

Note 1 Significant Accounting Policies

Basis for Preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB).

The accounting policies stated below have, unless otherwise stated, been applied consistently over all periods presented in the consolidated financial statements. The Group’s accounting policies have been applied consistently by the Group’s companies. The consolidated financial statements provide comparative information in respect of the previous period and an additional comparative period.

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

Basis for Valuation and Current versus Non-Current Classification

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets (including derivative financial instrument) and contingent consideration that have been measured at fair value through profit or loss.

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

Basis for Consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries as of December 31, 2022. Control is achieved when the Parent Company has control over the investee, the Parent Company is exposed to or has rights to variable returns from its involvement in the investee, and the Parent Company has the ability to use its power over the investee to affect the amount of the investor’s returns, which normally means that the Parent Company owns more than half of the number of votes for all of the shares and participations.

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

New and Amended Standards and Interpretations

Updated standards and interpretations from IASB and IFRIC interpretations that came into effect for the year ended December 31, 2022 have had no material impact on the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Future Standards and New Interpretations

Other future or altered standards or interpretations that the IASB has published are not expected to have any significant impact on the financial statements for the Group.

Revenue

The Group is in the business of identifying, developing and commercializing novel treatments in orphan indications. Operating revenue mainly comprises of product sales, outlicensing of Nefecon to our partnerships in Europe, China and Japan and royalty revenue. Revenue is recognized as follows:

Product Sales

Revenue from product sales is recognized at the transaction price of goods sold excluding sales tax, rebates and returns. At the time of delivery, when the control of the goods passes to the customer, the revenue is recognized in full, as this represents the single performance obligation in the transaction. The customer is defined as the specialty pharmacy who dispenses the good to the end user. As the final price is related to the rebate paid to the patients’ insurance company or government payer, the transaction price is not known upon delivery. This is accounted for by an accrued estimated rebate deduction in the Group based on calculation models considering statistical data, actual amounts incurred and/or historical trends. These liabilities for expected returns and rebates are based on estimates of the amounts received or to be claimed on the related sales. Furthermore, the Group estimates the liability for expected returns of obsolete medicines.

Outlicensing of Product

Revenue attributable to outlicensing Nefecon consisted of the agreement with STADA for Europe, the expansion of Everest Medicines to South Korea and the agreement with Viatris for Japan. Revenue for outlicensing is recognized at a point in time, which occurs when control over the intangible asset is transferred to the counterparty, which was at the time when the agreements with the parties were signed. These contracts with customers consist of fixed remuneration as well as variable remuneration in the form of regulatory and commercial milestones, and sales-based royalties. Variable remuneration (for example, attributable to future regulatory milestones) are initially considered constrained, as there is significant uncertainty as to whether these will occur. Compensation attributable to sales-based milestones or royalties are not recognized until the sale that results in the right to milestones or royalties arises.

Royalty Revenue

Calliditas is entitled to royalties on sold goods, as per agreement. Revenue recognition is based on royalty reports received, which are based on actual net sales statistics of the licensee. Accrued royalty revenue is recognized on the balance sheet under prepaid expenses and accrued income.

Financial Income

Financial income consists of interest income and foreign exchange gains. Interest income is recognized in accordance with the effective interest method. Effective interest is the interest that discounts estimated future receipts and payments during a financial instrument’s anticipated duration to the financial assets or liability’s recognized net value. The calculation contains all costs included in the effective interest paid by the parties to the contract, transaction costs and all other premiums and discounts. Dividends received are recognized when the right to receive a dividend has been established. Foreign exchange gains and losses are netted.

Cost of Sales

Cost of sales includes the cost of inventory sold, labor costs, manufacturing overhead expenses and reserves for expected scrap, as well as shipping and freight costs. Cost of sales also includes royalty costs related to in-license agreements.

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

Marketing and Selling Expenses

Marketing and selling expenses consist of salaries and other related costs for personnel in the Group and market access, commercialization and business development.

Administrative Expenses

Administrative expenses consist of salaries and other related costs for personnel in the Group, finance, corporate and administrative functions. Administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, related travel expenses and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs.

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

Defined-benefit pension plans

In defined-benefit plans, the pension is determined as a percentage of the pensionable final salary, based on the employee’s length of service and average final salary. The Group is responsible for ensuring that the established benefits are paid out. The defined-benefit pension obligations are recognized in the consolidated statements of financial position as the net total of the estimated present value of the obligations and the fair value of the plan assets, which are recognized as a provision or a non-current financial receivable. For defined-benefit plans, pension expense and commitments are calculated using the applicable principles of IAS 19. This calculation is performed at least annually by independent actuaries. The Group’s obligations are measured at the present value of expected future payments.

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

Share-based payments

Share-based payments in the Group refers to option programs and performance-based share award programs, which are regulated by equity instruments. In cases where the fair value of the instrument exceeds what the employee paid, the difference is recognized as a personnel cost. The fair value of options is determined at the grant date using the Black-Scholes model for pricing of options. The valuation of the performance share awards is based on a discounted model with Monte Carlo simulation of the share price’s development for the share-related parts and with estimated probabilities for the outcome of the market conditions. The cost is recognized, together with a corresponding increase in equity, during the period in which the service conditions are met, up to and including, the date on which the employees concerned are fully eligible for compensation.

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

Right-of-use assets are depreciated on a straight-line basis over the estimated lease term, which currently is two to four years for the Group’s leases.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the commencement date, because the interest rate implicit in the lease is not readily determinable. Following the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments). The Group’s lease liabilities are included in Non-current lease liabilities and other current liabilities in the consolidated statements of financial position (see Note 8 Leases and 19 Financial and Non-Financial Assets and Liabilities).

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

Financial Expenses

Financial expenses mainly consist of interest expenses, realized and unrealized losses on foreign exchange derivative instruments and unrealized foreign exchange losses. Foreign exchange gains and losses are netted.

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

The Group’s expected finite useful life is:

– Licenses and similar rights – 6-15 years

Until full market approval from regulatory authorities has been granted, amortization of “Licenses and Similar Rights” will not commence. As market approval has not yet been obtained, no other costs have been capitalized. Following market approval from regulatory authorities, “Licenses and Similar Rights” will be amortized on a straight-line basis over the expected useful life. Until a market approval of the product has been obtained, the asset is assessed for impairment at least once a year, and when there is an indication that the asset may be impaired.

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

Impairment of Non-Financial Assets

Goodwill and intangible assets not yet available for use, are not amortized but the Group assesses for impairment at each reporting date, and when there is an indication that an asset may be impaired. Equipment that is depreciated is assessed for impairment whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

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

Initial recognition and measurement of financial assets

The Group’s financial assets consist of non-current financial assets, accounts receivable and cash, which are recognized at amortized cost.

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

Initial recognition and measurement of financial liabilities

The Group’s financial liabilities consist of contingent consideration, non-current interest-bearing liabilities, other non-current liabilities, lease liabilities, accounts payable and other current liabilities, all of which, except contingent consideration, are recognized as amortized cost. Contingent consideration is recognized at fair value through profit or loss.

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

Impairment of financial assets

The Group’s impairment model is based on expected credit losses and takes into account forward-looking information. The valuation of expected credit losses takes into account any collateral and other credit enhancements in the form of guarantees. See Note 20 Financial Risks for information on considerations relating to accounts receivable and deposits.

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

Accounts Receivable

Accounts receivable are reported at amortized cost. A provision for expected credit losses is recorded based on the Group’s forward looking expected credit losses (ECL). An analysis of expected credit losses is performed, taking into account historical, current and forward looking factors. The effect of recognition of the provision amount is reported in the statement of income.

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

When Calliditas shares are repurchased, the amount of the consideration paid is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or subsequently reissued, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is transferred to or from Additional Paid-in Capital.

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

Segment Information

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Group is the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system. The Group’s revenue is attributable to the Parent Company in Sweden and to the U.S. subsidiary Calliditas NA Enterprises Inc. The non-current assets are located in Sweden, the U.S.,France and Switzerland.

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

Judgements, estimates and assumptions are evaluated on an ongoing basis. Changes in judgements, estimates and assumptions are recognized in the period the change has occurred if the change only affects that period, and future period if the change affects both the current period and future periods.

Revenue Recognition

Outlicensing of Product

Revenue for the outlicensing of Nefecon is recognized at the point in time when control of the intellectual property is transferred, while revenue for the provision of certain regulatory services is reported over time as the services are performed. The revenue allocated to the performance obligation for outlicensing is based on the residual approach and consists of the total transaction price for each contract after deducting the stand- alone selling price of all other performance obligations, and the allocation of revenue to the performance obligation for regulatory services is based on the expected costs to provide the service, with the addition of a profit margin based on comparable companies. The identification of and allocation of the transaction price between these performance obligations hence has a significant impact on the Group’s revenue recognition, as the revenue recognition patterns differ between the performance obligations.

Specifically, the significant accounting judgments and estimates within revenue recognition include determining which promises within each contract are distinct, estimating the expected costs to fulfil the performance obligations that are not based on the residual method, and determining an appropriate profit margin for these. The Group determines the expected costs to complete these performance obligations through an input model based on the expected hours of work required by the Group’s personnel, as well as expected costs to be incurred from the Group’s suppliers. The Group then determines an appropriate profit margin by identifying comparable peer companies that provide such services separately and bases the margin rate on these. The Group then recognizes revenue for the performance obligation to provide regulatory services as these costs are incurred. These estimates are forward-looking and could be affected by differences between expected and actual costs incurred to fulfil the performance obligations. Management’s estimate of the total costs as a measure of progress to completion of the performance obligation hence requires the use of assumptions and estimates.

The revenue contracts also contain variable remuneration in the form of regulatory and commercial milestones. Variable remuneration is initially considered constrained, as there is significant uncertainty as to whether the associated milestones will occur. Compensation attributable to sales-based milestones or royalties is not recognized until the sale that results in the right to the royalties have occurred. Determining whether the criteria for recognition of the variable remuneration has been met hence has significant effects on revenue recognition and requires significant judgment by Management.

Gross to Net Accounting

Revenue from product sales in the United States is recognized when product is received by the customer and title passes, typically at the time of delivery. There are various sales deductions and rebates that are deducted from the gross sales as part of the revenue recognition process. As the actual sales deductions are not known at the point of sale, estimates are made in determining the initial deduction of rebates, and are then subject to true-up as actual data is obtained. For sales of TARPEYO, returns allowances and prompt pay discounts are estimated based on contract terms and historical return rates or industry averages, if available and those estimates are recorded as a reduction of accounts receivable and as other current liabilities, respectively. Similarly determined estimates are recorded for relating to specialty pharma fees, co-pay support redemptions, Medicare/Medicaid and other rebates, and these estimates are reflected as a component in the accrued expenses and deferred revenue and as a reduction of revenue. Once all related variable considerations are resolved and uncertainties as to collectable amounts are eliminated, estimates are adjusted to actual amounts. Accruals for these estimated amounts is reviewed and adjusted on no less than a quarterly basis.

Intangible Assets

The Group’s intangible assets are essentially attributable to the Group acquiring the rights to the NOX platform, as well as goodwill in connection with the acquisition of Genkyotex SA. As well as to the previous in-licensing agreement of Budenofalk 3mg oral capsule from the German pharmaceutical company Dr Falk Pharma GmbH. For goodwill and intangible assets not yet available for use the Group assesses for impairment at each reporting date based on their recoverable amounts, including key assumptions such as the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rates. See below and Note 15 Intangible Assets and Impairment Testing.

Goodwill and intangible assets, not yet available for use

The Group conducts impairment testing, at least annually, for goodwill and intangible assets, not yet available for use, in accordance with the policy described in Note 1 Significant Accounting Policies. The recoverable amount of the cash-generating unit is determined by calculating the value in use. This calculation requires certain judgments and assumptions to be made, see Note 15 Intangible Assets and Impairment Testing. As of December 31, 2022, the Group’s goodwill amounted to SEK 45,784 and other intangible assets amounted to SEK 438,057. There is no impairment for the year ended December 31, 2022.

Capitalization of intangible assets

The Group capitalizes expenditures for the development of pharmaceuticals to the extent that it is expected to meet the criteria in accordance with IAS 38 — Intangible Assets. The decision to capitalize is based on significant judgments made by management, including the technical feasibility of completing the intangible asset so that it will be available for use or sale and assumptions used to demonstrate that the asset will generate probable future economic benefits (e.g., projected cash flow projections, discount rate). The Group’s expenditures for the development of pharmaceuticals were not deemed to meet the capitalization criteria for the year ended December 31, 2022, and was thus expensed. Capitalization of expenditures are generally made in late stage of the development, for example after full approval, depending on when the criteria are deemed to have been met. The reason for this is that before then it is uncertain whether the expenditure will generate future economic benefits and that financing the completion of the asset is not yet guaranteed.

US Food and Drug Administration (FDA) has granted accelerated approval for TARPEYO® in the U.S. and the European Commission has granted conditional marketing authorization for Kinpeygo® in Europe (EEA). Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory clinical trial and, accordingly, the conditions for capitalizing development expenditures may change to be reflected in the assumptions when they occur.

Allowance for Expected Credit Losses for Accounts Receivable

Management makes allowance for expected credit losses for accounts receivable equal 12 months. The estimate is based on any increased credit risk, on an individual or collective basis, considering reasonable and supportable information, including that which is forward-looking. The allowance for expected credit risk is an estimate based on maturity structure accounts receivable and specific customer knowledge. Generally, invoices are due for payment within 30-45 days.

Loss Carryforwards

The Groups tax losses carried forward have not been recognized as deferred tax assets in the statement of financial position as of December 31, 2022, except for such circumstances where there are future temporary differences that such losses can be used to offset. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

The Group has identified an uncertain tax position in relation to the ability to use tax loss carried forward in France due to transactions performed historically. The related tax losses carried forward has not been recognized as deferred tax assets in the consolidated statements of financial position.

Assumptions for The Valuation of Pension Benefits

The valuation of pension commitments and pension expenses is based on the actuarial assumptions specified in Note 28 Pension Liabilities.

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

Note 3 Revenue from Contracts with Customers

The Group’s revenues in 2022 primarily consisted of net sales of TARPEYO in the U.S., milestone fees from STADA for the conditional approval and commercialization of Kinpeygo in Europe and the milestone fee from Viatris to register and commercialize Nefecon for the treatment of IgA nephropathy (IgAN) in Japan. In addition, net sales also consisted of the milestone fee from Everest Medicines for the extension of the license agreement for South Korea.

The recognition of revenue is associated with significant accounting judgments and estimates, for additional information see Note 2.

Set out below is the Group’s revenue from contracts with customers:

	Year Ended December 31,
Type of goods or service	2022	2021	2020
Product sales	375,515	—	—
Outlicensing of product	421,689	225,252	—
Royalty income	2,287	—	—
Performance of certain regulatory services	3,387	4,095	—
Provision of drugs	—	—	874
Total	802,879	229,347	874

	Year Ended December 31,
Geographical markets	2022	2021	2020
USA	372,247	—	—
Europe*	143,955	201,878	—
Asia	286,677	27,469	874
Total	802,879	229,347	874

* No net sales was recorded in Sweden in 2022, 2021 and 2020, respectively.

	Year Ended December 31,
Revenue from major customers	2022	2021	2020
Customer A	372,247	—	—
Customer B	80,643	27,469	874
Customer C	143,955	201,879	—
Customer D	206,034	—	—
Total	802,879	229,348	874

As of December 31, 2022, the total liability for expected returns and rebates amounts to SEK 24,294, which are recognized in other current liabilities and accrued expenses and deferred revenue. In addition, there are no other performance obligations. No liability for expected returns and rebates was recorded as of December 31, 2021.

Contract assets comprise of accrued royalties and amounts to SEK 2,287 as of December 31, 2022. No contract assets were recorded December 31, 2021. Changes in contract asset balances are entirely attributable to the ordinary operations of the Group where sales have commenced during the year. Contract liabilities comprises of accrued rebates on sales and amounts to SEK 15,849 as of December 31, 2022 and deferred revenue amounts to SEK 3,387 as of December 31, 2021. Opening balance comprise prepaid income which has been recognized as revenue during the year.

Note 4 Other Operating Income

	Year Ended December 31,
	2022	2021	2020
Exchange rate differences	—	149	2,501
Pass through costs	439	—	—
Net gains on disposal of equipment	—	110	—
Other income	2,423	—	—
Total	2,862	259	2,501

Note 5 Other Operating Expenses

	Year Ended December 31,
	2022	2021	2020
Exchange rate differences	7,133	1,807	—
Net loss on disposal of equipment	—	67	—
Change in value of the contingent consideration at fair value	15,941	4,470	—
Total	23,074	6,344	—

Note 6 Auditors’ Fee

	Year Ended December 31,
	2022	2021	2020
EY
Audit services	13,369	6,235	4,449
Other audit activities	3,370	2,105	3,774
Tax advice	—	73	—
Total	16,739	8,413	8,223

KPMG
Audit services	—	472	102
Other audit activities	—	1,178	2,552
Total	—	1,650	2,654

Other auditors
Audit services	—	471	102
Other audit activities	—	79	—
Total	—	550	102

Total Audit Fee	16,739	10,613	10,979

Audit services relate to the statutory audit of the financial statements and the accounts, as well as the management of the Board of Directors and the CEO. This includes other responsibilities that it is incumbent upon the company’s auditor to perform including providing advice or any other assistance that may result from observations in such review or the conduct of such other responsibilities.

Other audit activities are those services in accordance with a special agreement on financial statements.

Note 7 Costs according to Type of Cost

	Year Ended December 31,
	2022	2021	2020
Raw materials and consumables	3,179	—	—
Other external expenses	939,566	549,079	311,329
Personnel costs	248,952	164,206	68,943
Depreciation on equipment’s and right-of-use assets	12,913	34,433	2,823
Other operating expenses	23,074	6,344	—
Total	1,227,684	754,062	383,095

Note 8 Leases

	December 31,
	2022	2021
Right-of-use assets
Opening balance	37,198	9,595
Additional agreements	—	34,944
Revaluation agreements	(474)	—
Termination of agreement	—	(7,625)
Exchange differences	3,485	284
Closing balance	40,209	37,198

Depreciation
Opening balance	(3,898)	(4,351)
Depreciation	(10,807)	(5,711)
Revaluation agreements	47	—
Termination of agreement	—	6,456
Exchange differences	(1,099)	(292)
Closing balance	(15,757)	(3,898)

Net book value	24,452	33,300

Depreciation on right-of-use assets is included in the consolidated statements of income under Research and development expenses amounted to SEK 1,073, SEK 997 and SEK 165 in 2022, 2021 and 2020, respectively, under Marketing and selling expenses amounted to SEK 3,743, SEK 1,522 and SEK - in 2022, 2021 and 2020, respectively, and under Administrative expenses amounted to SEK 5,991, SEK 3,192 and SEK 2,621 in 2022, 2021 and 2020, respectively.

	December 31,
Lease liabilities	2022	2021
Non-current lease liabilities	15,792	24,052
Current lease liabilities	10,374	9,591
Total	26,165	33,642

Lease liabilities are included in the consolidated statements of financial position under Non-current lease liabilities and Other current liabilities. Changes in liabilities arising from financing activities, see Note 23 Cash for further information on leasing liabilities.

	December 31,
Maturity analysis on future lease liabilities	2022	2021
<12 months	16,467	11,909
1-2 years	12,613	11,231
>2 years	10,053	16,256
	39,133	39,396

Future lease payments in accordance with the above are undiscounted.

The leases primarily comprise of leased premises for the Group. The lease agreements for leased premises have terms ending 2023 until 2026 respectively and can be extended unless one of the parties terminates the lease agreements. The Group cannot determine with reasonable certainty whether the extensions will take place based on the Group’s development and has therefore not expected utilization after the terms ending. Future lease payments are linked to the development in the CPI index, but with a limitation on negative index change. Index adjustments are included in the lease liability when they come into force and are then adjusted against the right-of-use asset. Lease of low-value assets consists mainly of storage and office equipment.

	Year Ended December 31,
	2022	2021	2020
Interest expenses attributable to lease liabilities	1,604	590	388
Expenses attributable to short-term lease	—	633	731
Expenses attributable to leasing agreements with low value	214	146	103
Expenses attributable to variable lease payments that are not included in lease liabilities	303	446	344
Expenses attributable to lease depreciation	10,807	5,711	2,786
Total expensed during the year	12,928	7,526	4,352

This year’s lease payments in the Group	13,231	6,659	4,930

Note 9 Employees and Personnel Costs

Average Number of Employees

	Year Ended December 31,
	2022		2021		2020
	Number	% of Male	Number	% of Male	Number	% of Male
	of Empl.	Empl.	of Empl.	Empl.	of Empl.	Empl.
Parent Company
Sweden	45	33%	29	40%	16	44%
	45	33%	29	40%	16	44%

Subsidiaries
France	2	—	3	26%	—	—
Switzerland	6	53%	6	47%	2	50%
United States	33	52%	18	62%	5	100%
	41	51%	27	55%	7	86%

Total for the Group	86	41%	56	47%	23	57%

Wages and Salaries, Pension Costs and Social Security Costs to the Board, Executive Management and Other Employees

	Year Ended December 31,
Wages and Salaries	2022	2021	2020
Parent Company
Board and Executive Management1)	33,471	27,792	19,211
Other employees	52,126	33,370	15,598

Subsidiaries
Board and Executive Management	14,493	4,983	3,184
Other employees	90,055	57,452	11,615
Total	190,145	123,597	49,608

1) Executive Management includes the Board, CEO and other executive management.

	Year Ended December 31,
Social Security Costs and Pension Costs	2022	2021	2020
Parent Company
Pension costs for the Board and Executive Management	2,167	1,785	1,748
Pension costs to other employees	6,582	4,084	1,666
Social security costs	17,393	17,088	12,330

Subsidiaries
Pension costs for the Board and Executive Management	616	167	129
Pension costs to other employees	2,647	928	506
Social security costs	6,484	8,596	225
Total	35,889	32,648	16,604

Gender Distribution Among the Board and Executive Management

	Year Ended December 31,
	2022	2021	2020
Percentage of women on the Board	67%	60%	60%
Percentage of men on the Board	33%	40%	40%
Percentage of women among other executive management	38%	33%	33%
Percentage of men among other executive management	62%	67%	67%

Disclosures Regarding Total Remuneration of The Board and Executive Management

	Year Ended December 31, 2022
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	975	—	—	—	647	1,622

Board members
Hilde Furberg	413	—	—	—	239	651
Diane Parks	490	—	—	—	239	729
Lennart Hansson (until May, 2022)	200	—	—	—	33	233
Molly Henderson	590	—	—	—	227	817
Henrik Stenqvist (from May, 2022)	275	—	—	—	74	349
Elisabeth Björk (from May, 2022)	188	—	—	—	74	261

Executive Management
CEO, Renée Aguiar-Lucander	5,938	760	2,293	—	4,056	13,048

Other executive management (7 people)	17,784	2,023	5,146	—	8,083	33,037
of which relates to subsidiaries	7,516	616	3,152	—	3,824	15,109
Total	26,853	2,783	7,440	—	13,671	50,747

	Year Ended December 31, 2021
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	898	—	—	—	465	1,363

Board members
Hilde Furberg	336	—	—	—	162	498
Lennart Hansson	360	—	—	—	162	522
Diane Parks	421	—	—	—	162	583
Molly Henderson	539	—	—	—	124	663

Executive Management
CEO, Renée Aguiar-Lucander	4,860	760	1,840	—	3,270	10,730

Other executive management (5 people)	11,279	1,193	2,335	—	5,561	20,368
of which relates to subsidiaries	2,775	167	694	—	1,515	5,151
Total	18,693	1,953	4,175	—	9,906	34,727

	Year Ended December 31, 2020
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	834	—	—	—	310	1,144

Board members
Thomas Eklund (until June, 2022)	72	—	—	—	43	115
Hilde Furberg	273	—	—	—	106	379
Lennart Hansson	281	—	—	—	106	387
Bengt Julander (until June, 2022)	58	—	—	—	—	58
Diane Parks	379	—	—	—	106	485
Molly Henderson (from June, 2022)	345	—	—	—	37	382

Executive Management
CEO, Renée Aguiar-Lucander	3,401	678	1,357	—	1,094	6,530

Other executive management (5 people)	9,816	1,198	1,760	472	2,018	15,264
of which relates to subsidiaries	2,547	129	636	—	—	3,312
Total	15,459	1,876	3,117	472	3,820	24,744

Other Remuneration

Other remuneration comprises of fees for services rendered to the Parent Company. Management services purchased from Cordcom Consultants KB amounted to SEK –, SEK – and SEK 472 in 2022, 2021 and 2020, respectively, and relates to the functions of a Head of Communications and Investor Relations that were outsourced to this entity.

Remuneration of Executive Management

Remuneration of the CEO and other executive management comprises base salary, pension benefits and variable remuneration. Other executive management comprise the seven (five) individuals who, together with the CEO, comprise Executive Management. Other executive management are: Chief Financial Officer, Chief Medical Officer, Vice President Regulatory Affairs, President, North America, Vice President Operations, Group General Counsel and Head of Human Resources.

Pensions

All pension commitments are defined-contribution plans for executive management, as well as board members. The guidelines shall apply to management. The payments made by the Group for defined contribution plans are recognized as expense in the statements of consolidated operations for the period to which they relate. The age of retirement for the CEO is 65 and the pension premium is 20% of base salary. Pension commitments for other Swedish executive management are between 15% and 20% of base salary. The age of retirement is 65 for all other executive management. Defined-benefit pension plans occurs only if required by law or other regulations. In such cases, the defined-benefit level shall be limited to the mandatory level. There are no other pension obligations.

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

Guidelines for Executive Remuneration

At the 2022 Annual General Meeting the most recently adopted guidelines for executive remuneration was approved. Remuneration within the Group shall be based on principles of performance, competitiveness and fairness.

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

Note 10 Share-Based Payments

Option Program

Calliditas implements option programs for employees and key consultants in Calliditas. The options are granted free of charge to participants of the program. The options have a three-year vesting period calculated from the grant date, provided that, with customary exceptions, the participants remain as employees of, or continue to provide services to, Calliditas. Once the options are vested, they can be exercised within a one-year period.

Each vested option entitles the holder to acquire one share in Calliditas at a predetermined price. The price per share is to be equivalent to 115% of the weighted average price that the company’s shares were traded for on Nasdaq Stockholm during the ten trading days preceding the grant date. The options have, at the time of each issue, been valued according to the Black & Scholes valuation model.

Changes and holdings of options for CEO, other executive management and other employees on the opening and closing balance are presented below.

	Options Outstanding as of
Holder	January 1, 2021	Change	December 31, 2021	Change	December 31, 2022
Renée Aguiar-Lucander, CEO	225,000	71,000	296,000	295,000	591,000
Other executive management	415,000	120,000	535,000	520,000	1,055,000
Other employees and consultants	449,000	1,009,000	1,458,000	848,166	2,306,166
Total	1,089,000	1,200,000	2,289,000	1,663,166	3,952,166

Calculation of fair value of option program (ESOP)

The fair value on the grant date was calculated using an adapted version of the Black & Scholes valuation model, which takes into consideration the exercise price, the term of the options, share price on the grant date and expected volatility in the share price, and risk-free interest for the term of the options.

			Fair value Upon			No. of Shares
			Issue of the Options,	Exercise		Covered by
	Grant Date	Exercised Date	SEK	Price, SEK	Volatility	Options
ESOP 2020:1	July 1, 2020	July 1, 2023	22.14	121.43	39.60%	836,500
ESOP 2020:2	September 17,2020	September 17,2023	22.50	116.78	41.60%	104,000
ESOP 2020:3	February 4, 2021	February 4, 2024	30.41	145.05	44.30%	37,000
ESOP 2020:4	March 9, 2021	March 9, 2024	30.41	141.26	45.20%	394,166
ESOP 2021:1	June 14, 2021	June 14, 2024	35.88	140.71	46.00%	500,000
ESOP 2021:2	September 29, 2021	September 29, 2024	25.72	109.38	47.50%	329,500
ESOP 2021:3	March 17, 2022	March 17, 2025	27.64	93.77	43.84%	650,000
ESOP 2022:1	September 27, 2022	September 27, 2025	26.57	94.66	45.14%	1,101,000
						3,952,166

The total cost of the outstanding option program is presented below. These costs do not affect the Groups consolidated statements of cash flows. The Group has in total 5,000,000 warrants which are set aside to secure the delivery of shares in connection with the utilization of the option programs. For additional information see Note 25 Equity.

	Year Ended December 31,
	2022	2021	2020
Share-based payments	34,549	24,737	5,304
Provisions attributable to changes in social security costs (Share-based payments)	234	9,992	3,164
Total	34,783	34,729	8,468

Share Awards

Calliditas implements share awards programs which is a performance-based long-term incentive program for members of the Board of Directors in Calliditas. Calliditas currently has three share award programs ongoing at year-end.

For each share award program, the share awards are vested by 1/3 at the end of each period, provided that the participant is still a member of the Board of Calliditas that day.

In addition to these conditions for vesting, for each share award program, the share awards are subject to performance-based vesting based on the development of Calliditas share price. If Calliditas share price has increased by more than 60 percent, 100 percent of the share awards shall be earned, and if the share price has increased by 20 percent, 33 percent of the share awards shall be vested. In the event of an increase in the share price by between 20 and 60 percent, vesting will be linear. If the share price has increased by less than 20 percent, no vesting will take place. Each share award entitles the holder to receive a share in Calliditas free of charge, provided that the holder is still a member of the Board of Calliditas at the relevant vesting date.

Changes and holdings of share awards for the Board on the opening and closing balance are presented below:

Board LTIP 2019	Share Awards Outstanding as of
Holder	January 1, 2021	Change	December 31, 2021	Change	December 31, 2022
Elmar Schnee, Chairman of the Board	23,236	—	23,236	(23,236)	—
Thomas Eklund, Board member (until June, 2020)	2,816	—	2,816	(2,816)	—
Hilde Furberg, Board member	8,449	—	8,449	(8,449)	—
Lennart Hansson, Board member (until May, 2022)	8,449	—	8,449	(8,449)	—
Diane Parks, Board member	8,449	—	8,449	(8,449)	—
Total	51,399	—	51,399	(51,399)	—

Board LTIP 2020	Share Awards Outstanding as of
Holder	January 1, 2021	Change	December 31, 2021	Change	December 31, 2022
Elmar Schnee, Chairman of the Board	14,063	—	14,063	—	14,063
Hilde Furberg, Board member	4,327	—	4,327	—	4,327
Lennart Hansson, Board member (until May, 2022)	4,327	—	4,327	(1,443)	2,884
Diane Parks, Board member	4,327	—	4,327	—	4,327
Molly Hendersson, Board member	4,327	—	4,327	—	4,327
Total	31,371	—	31,371	(1,443)	29,928

Board LTIP 2021	Share Awards Outstanding as of
Holder	January 1, 2021	Change	December 31, 2021	Change	December 31, 2022
Elmar Schnee, Chairman of the Board	—	10,624	10,624	—	10,624
Hilde Furberg, Board member	—	4,086	4,086	—	4,086
Lennart Hansson, Board member (until May, 2022)	—	4,086	4,086	(2,724)	1,362
Diane Parks, Board member	—	4,086	4,086	—	4,086
Molly Henderson, Board member	—	4,086	4,086	—	4,086
Total	—	26,968	26,968	(2,724)	24,244

Board LTIP 2022	Share Awards Outstanding as of
Holder	January 1, 2021	Change	December 31, 2021	Change	December 31, 2022
Elmar Schnee, Chairman of the Board	—	—	—	13,926	13,926
Hilde Furberg, Board member	—	—	—	5,356	5,356
Diane Parks, Board member	—	—	—	5,356	5,356
Molly Hendersson, Board member	—	—	—	5,356	5,356
Henrik Stenqvist, Board member	—	—	—	5,356	5,356
Elisabeth Björk, Board member	—	—	—	5,356	5,356
Total	—	—	—	40,706	40,706

For each share award program, calculation of fair value of share-based payments (Board LTIP)

Fair value at grant day has been measured using a Monte Carlo simulation of future share price developments. The simulated share price trend has been used to both calculate the outcome of the program and the value of each share at the time of acquisition (present value adjusted to the grant date).

		Fair Value	Number
	Exercised	at Grant	of Share
	Date	Date	Awards
Board LTIP 2019	June 1, 2022	22.49	51,399
Board LTIP 2020	July 1, 2023	33.97	29,928
Board LTIP 2021	July 1, 2024	62.95	24,244
Board LTIP 2022	July 1, 2025	51.54	40,706

The total cost of the outstanding share-based payments is presented below. These total costs do not affect the Groups consolidated statement of cash flows. The Group has in total 72,000 warrants, which are set aside to secure the delivery of shares in connection with the exercise of the share award programs. For additional information see Note 25 Equity.

	Year Ended December 31,
	2022	2021	2020
Share-based payments	1,531	876	267
Provisions attributable to changes in social security costs (Share-based payments)	(1,614)	297	207
Total	(83)	1,173	474

Warrants

Calliditas has implemented warrant programs for employees and key consultants in Calliditas. When warrant is exercised, the holder pays a subscription price and then receives one common share in the Parent Company. The warrants have been valued according to the Black & Scholes model, which means the value of the warrant depends on factors including the value of the underlying share, which in this case is the common share.

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

	Warrants Outstanding as of		Inputs used for the Black & Scholes valuation
	December 31,	December 31,	Exercise Price,	Price per		Value per
Outstanding Warrants per Year	2021	2022	SEK	Warrant in SEK		Share in SEK		Risk-Free Rate		Volatility		Expiration Date
Warrant program 2018/2022	856,586	—	74.30	3.29		46.50		(0.28%)		33%		2022-03-31
Warrant program 2019/2022	422,500	—	74.50	6.69	*	54.39	*	(0.55%)	*	36	%*	2022-12-31
Total	1,279,086	—

* Average value

Changes and holdings of warrants for the Board, CEO, other executive management and other employees and consultants on the opening and closing balance are presented below;

	Warrants Outstanding as of
Holder	January 1, 2021	Change	December 31, 2021	Change	December 31, 2022
CEO Renée Lucander	545,000	—	545,000	(545,000)	—
Other executive management	437,500	—	437,500	(437,500)	—
Other employees, consultants and external parties	296,586	—	296,586	(296,586)	—
Total	1,279,086	—	1,279,086	(1,279,086)	—

Summary of Granted Warrants, Options and Share Awards

	Options		Share Awards		Warrants
		Weighted Average		Weighted Average		Weighted Average
	Number of Shares	Exercise Prices	Number of Shares	Exercise Prices	Number of Shares	Exercise Prices
Outstanding as of January 1, 2021	1,089,000	120.94	82,770	—	1,279,086	74.37
Granted	1,331,000	133.48	26,968	—	—	—
Forfeited	(131,000)	121.78	—	—	—	—
Outstanding as of December 31, 2021	2,289,000	128.18	109,738	—	1,279,086	74.37

Outstanding as of January 1, 2022	2,289,000	128.18	109,738	—	1,279,086	74.37
Granted	1,751,000	94.33	40,706	—	—	—
Forfeited	(87,834)	133.33	(4,167)	—	—	—
Exercised	—	—	(51,399)	—	(1,279,086)	74.37
Outstanding as of December 31, 2022	3,952,166	113.07	94,878	—	—	—
Weighted average share price at the date of exercise	—	—	102.06	—	91.45	—

Note 11 Financial Income

	Year Ended December 31,
	2022	2021	2020
Interest income under the effective interest method	3,553	102	547
Exchange rate differences	46,642	20,234	—
Total	50,195	20,336	547

Note 12 Financial Expenses

	Year Ended December 31,
	2022	2021	2020
Interest on lease liabilities	(1,604)	(590)	(388)
Other interest expenses under the effective interest method	(31,191)	(6,518)	(5)
Exchange rate differences	—	—	(53,267)
Changes in FX options measured at fair value	—	—	(3,318)
Other financial expenses	(4,874)	(2,145)	—
Total	(37,669)	(9,253)	(56,978)

Note 13 Income Tax Expense

	Year Ended December 31,
	2022	2021	2020
Current income taxes	(11,539)	(4,581)	(1,035)
Deferred tax	8,688	8,417	675
Income tax expense recognized in the consolidated statements of income	(2,851)	3,836	(360)

	Year Ended December 31,
Reconciliation of effective tax rate	2022	2021	2020
Accounting loss before income tax	(409,417)	(513,373)	(436,151)
Tax in accordance with applicable tax rate in Sweden 20.6% (20.6%,21.4)%	84,340	105,755	93,336

Tax effect of:
Effect of other tax rates for foreign subsidiaries	(11,857)	11,481	680
Tax attributable to unrecognized deferred tax assets for tax losses carried forward	(64,150)	(101,785)	(91,725)
Non-deductible expenses	(11,184)	(11,615)	(2,652)
Non-taxable income	—	—	1
Income tax expense recognized in the consolidated statements of income	(2,851)	3,836	(360)

At the effective income tax rate	(1)%	1%	—

The Group has costs attributable to new share issue amounted to SEK-, SEK 20,909 and SEK 97,686 in 2022, 2021 and 2020, respectively, which are recognized directly against equity. These costs are deductible for tax purposes.

The Group has SEK 3,562,440 and SEK 3,200,911 of tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2022 and 2021, respectively. The tax losses carried forward are allocated between Sweden of SEK 1,597,989, France of SEK 1,194,206 and Switzerland of SEK 770,245, where the tax losses carried forward in Sweden and France may be carried forward indefinitely, but in Switzerland there is a time limit of seven years. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

Note 14 Earnings per Share

	Year Ended December 31,
Loss per share before and after dilution	2022	2021	2020
Net loss for the year attributable to equity holders of the Parent Company	(412,268)	(500,293)	(433,494)
Weighted-average number of common shares outstanding	53,022,550	50,829,255	44,873,448
Loss per share before and after dilution	(7.78)	(9.84)	(9.66)

For calculation of earnings per share after dilution, the weighted-average number of outstanding ordinary shares is adjusted for the dilution effect of all potential ordinary shares, with the exception of treasury shares held by Calliditas. The Parent Company has a category of potential common stock with dilution effect: stock options. These potential common shares are attributable to the options and performance shares granted during the years 2020 – 2022. For additional information see Note 10 Share-Based Payments. If the profit for the year is negative, the options are not considered dilutive. The options also do not impact the numerator in the earnings per share calculation, including the addition of the value of remaining future services to report during the vesting period, exceeding the average market price for the period. There is no dilution effect for issued options with entitlement to subscribe to 3,952,166 shares and for issued share awards with entitlement to receive 94,878 shares, since the Group is in a loss position in 2022, 2021 and 2020, respectively.

For disclosures regarding the number of outstanding shares, refer to Note 25 Equity.

Note 15 Intangible Assets and Impairment Testing

	December 31,
	2022	2021
Licenses and similar rights
Cost at opening balance	390,166	380,836
Acquisition for the year	—	16,066
Exchange differences on translation	78,545	(6,736)
Cost at closing balance	468,711	390,166

Impairment
Cost at opening balance	(27,975)	—
Impairment	—	(27,975)
Exchange differences on translation	(2,679)	—
Accumulated impairment at closing balance	(30,654)	(27,975)

Goodwill
Cost at opening balance	37,227	37,989
Exchange differences on translation	8,557	(762)
Cost at closing balance	45,784	37,227

Net book value	483,841	399,418

Intangible assets consist of licenses and similar rights of SEK 438,057 and goodwill of SEK 45,784 as of December 31, 2022.

Intangible assets are mainly from the acquisition of the NOX platform and associated goodwill. The net book value of the NOX platform amounts to SEK 405,925 as of December 31, 2022. The NOX platform constitutes a technology, including the lead compound setanaxib, enables the identification of orally available small molecules which selectively inhibit specific NOX enzymes that amplify multiple disease processes such as fibrosis and inflammation. The estimated fair value of the NOX platform was determined using the discounted cash flow (DCF) method, adjusted for the likelihood of occurrence.

Impairment Testing of Intangible Assets

Goodwill

The assessment of the value of the Group’s goodwill is based on the fair value less cost of disposals for the smallest cash-generating unit, which for Calliditas is deemed to be the full Group. The impairment measurement is based on a probability-adjusted cash flow model, measured at Level 3 of the fair value hierarchy, where the most critical assumptions mainly consist of assumptions about the timing of potential commercialization, market size, market share and probability of reaching the market. The period for the forecast cash flow extends to 2035, where no terminal growth rate has been taken into account. As of December 31, 2022, the Group’s goodwill amounted to SEK 45,784. There is no impairment for the year ended December 31, 2022.

The following table shows the discount rate used before tax:

	Year Ended December 31,
Parameter, %	2022	2021
Discount rate	12.0	11.0

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

The following table shows the discount rate used before tax:

	Year Ended December 31,
Parameter, %	2022	2021
Discount rate NOX platform	12.0	17.7
Discount rate Budenofalk 3 mg oral capsule	12.0	12.4

When the technology and the rights are tested for impairment requirement, a number of assumptions are made, where the most critical assumptions mainly consist of the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rate. The earlier in the chain of development the project is, the higher the risk. As it passes through the defined phases of development, the likelihood of reaching the market increases. The review of the technology and the rights showed no impairment.

Note 16 Equipment

	December 31,
	2022	2021
Cost at opening balance	7,073	214
Acquisition for the year	2,512	6,588
Disposal for the year	—	(118)
Exchange differences	1,582	389
Cost at closing balance	11,167	7,073

Depreciation at opening balance	(764)	(51)
Depreciation for the year	(2,106)	(465)
Disposal for the year	—	51
Exchange differences	(830)	(299)
Depreciation at closing balance	(3,700)	(764)

Net book value	7,468	6,309

Depreciation on equipment is included in the consolidated statement of income under Research and development expenses amounted to SEK 579, SEK 59 and SEK – in 2022, 2021 and 2020, respectively, under Marketing and selling expenses amounted to SEK 806, SEK 176 and SEK – in 2022, 2021 and 2020, respectively and under Administrative expenses amounted to SEK 721, SEK 230 and SEK 37 in 2022, 2021 and 2020, respectively.

Note 17 Non-Current Financial Assets

	December 31,
	2022	2021
Cost at opening balance	3,915	2,225
Additional acquisition	7,064	1,686
Exchange differences	231	4
Net book value	11,210	3,915

Non-current financial assets comprise of bank guarantees/deposits amounted to SEK 6,851 and SEK 3,915 as of December 31, 2022 and 2021, respectively and other non-current receivables amounted to SEK 4,359 as of December 31, 2022, and no other non-current receivables were recognized as of December 31, 2021.

Note 18 Deferred Tax Assets and Deferred Tax Liabilities

	Deferred Tax	Deferred Tax
Deferred tax assets and liabilities as of December 31, 2022	Assets	Liabilities	Net
Intangible assets	—	(56,789)	(56,789)
Tangible assets	—	(766)	(766)
Lease items net value	382	—	382
Liabilities	3,218	—	3,218
Personnel-related items	10,654	—	10,654
Tax loss carried forward	17,037	—	17,037
Other items	311	—	311
Total	31,601	(57,555)	(25,953)
Offsetting	(17,803)	17,803	—
Tax assets/liabilities, net	13,799	(39,752)	(25,953)

Tax losses carried forward of SEK 17,037 have been recognized as deferred tax assets in the statement of financial position as of December 31, 2022 due to future temporary differences that such asset can be used to offset.

For information regarding recognition of deferred tax losses, see Note 13 Income Tax Expense.

Change in deferred tax, 2022	Cost at Opening Balance	Recognized in Profit or Loss	Exchange Differences	Cost at Closing Balance
Intangible assets	(46,175)	—	(10,614)	(56,789)
Tangible assets	(238)	(477)	(51)	(766)
Lease items net value	270	68	44	382
Liabilities	—	3,122	96	3,218
Personnel-related items	4,140	5,699	814	10,653
Tax loss carried forward	15,319	—	1,718	17,037
Other items	23	276	12	311
Total	(26,661)	8,688	(7,981)	(25,953)

	Deferred Tax	Deferred Tax
Deferred tax assets and liabilities as of December 31, 2021	Assets	Liabilities	Net
Intangible assets	—	(46,175)	(46,175)
Tangible assets	—	(238)	(238)
Lease items net value	270	—	270
Personnel-related items	4,141	—	4,141
Tax loss carried forward	15,319	—	15,319
Other items	23	—	23
Total	19,753	(46,413)	(26,661)
Offsetting	(15,557)	15,557	—
Tax assets/liabilities, net	4,196	(30,856)	(26,661)

Tax losses carried forward of SEK 15,319 have been recognized as deferred tax assets in the statement of financial position as of December 31, 2021 due to future temporary differences that such asset can be used to offset.

For information regarding recognition of deferred tax losses, see Note 13 Income Tax Expense.

Change in deferred tax, 2021	Cost at Opening Balance	Recognized in Profit or Loss	Exchange Differences	Cost at Closing Balance
Intangible assets	(47,120)	—	945	(46,175)
Tangible assets	—	(226)	(12)	(238)
Lease items net value	—	256	14	270
Personnel-related items	596	3,304	240	4,140
Tax loss carried forward	9,666	5,065	588	15,319
Other items	4	18	1	23
Total	(36,854)	8,417	1,776	(26,661)

Note 19 Financial and Non-Financial Assets and Liabilities

Financial and non-financial assets and liabilities as of December 31, 2022

	Financial Assets	Financial Assets
	Measured at	Measured	Non-	Total
	Fair Value through	at Amortized	Financial	Carrying
	Profit or Loss	Cost	Assets	Amount
Assets
Non-current financial assets	—	11,210	—	11,210
Accounts receivable	—	78,703	—	78,703
Prepaid expenses and accrued income	—	2,287	—	2,287
Cash	—	1,249,094	—	1,249,094
	—	1,341,295	—	1,341,295

	Financial Liabilities
	Measured at	Financial Liabilities	Non-	Total
	Fair Value through	Measured at	Financial	Carrying
	Profit or Loss	Amortized Cost	Liabilities	Amount
Liabilities
Contingent consideration	75,880	—	—	75,880
Non-current interest-bearing liabilities	—	713,030	—	713,030
Non-current lease liabilities	—	15,792	—	15,792
Other non-current liabilities	—	1,363	2,987	4,350
Accounts payable	—	160,404	—	160,404
Other current liabilities	—	10,374	12,323	22,697
Accrued expenses and deferred revenue	—	75,754	60,692	136,446
	75,880	976,717	76,002	1,128,598

Financial and non-financial assets and liabilities as of December 31, 2021

	Financial Assets	Financial Assets
	Measured at	Measured at	Non-	Total
	Fair Value through	at Amortized	Financial	Carrying
	Profit or Loss	Cost	Assets	Amount
Assets
Non-current financial assets	—	3,915	—	3,915
Cash	—	955,507	—	955,507
	—	959,422	—	959,422

	Financial Liabilities
	Measured at	Financial Liabilities	Non-	Total
	Fair Value through	Measured at	Financial	Carrying
	Profit or Loss	Amortized Cost	Liabilities	Amount
Liabilities
Contingent consideration	54,399	—	—	54,399
Non-current interest-bearing liabilities	—	189,164	—	189,164
Non-current lease liabilities	—	24,052	—	24,052
Accounts payable	—	67,971	—	67,971
Other current liabilities	—	9,591	3,111	12,702
Accrued expenses and deferred revenue	—	25,168	28,385	53,553
	54,399	315,946	31,496	401,841

Financial liabilities valued through profit or loss constitutes of contingent consideration of SEK 75,880 and SEK 54,399 as of December 31, 2022 and 2021, respectively. The fair value of contingent consideration is measured at Level 3 of the fair value hierarchy.

The carrying amount for other items above is an approximation of the fair value, which is why these items are not separated into levels according to the fair value hierarchy.

Note 20 Financial Risks

Through its operations, the Group is exposed to a variety of financial risks: credit risk, market risk (currency risk, interest rate risk and other price risk), refinancing risk and liquidity risk. The Group’s overall risk management focuses on the unpredictability of the financial markets and it endeavors to minimize potentially unfavorable effects on the Group’s financial results.

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

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss for the Group. The Group’s exposure to credit risk, except for accounts receivable as described below, is limited to deposits with banks with high credit ratings, which means the Group is of the opinion that there is no material credit risk related to deposits with bank.

Credit risk accounts receivable

The payment terms amount to 30-45 days depending on the counterparty.

Days past due, but not impaired, receivables on the closing balance is given below. Of accounts receivable net, SEK 71,825 is to an individual major customer as of December 31, 2022.

	December 31,
Accounts receivable	2022	2021
Gross accounts receivable	79,873	—
Provisions, expected credit losses	(1,170)	—
Net accounts receivable	78,703	—

Maturity structure accounts receivable
Accounts receivable, not yet due	79,873	—
Provisions, expected credit losses	(1,170)	—
Net book value	78,703	—

Provisions for expected credit losses
Opening balance, expected credit loss provisions	—	—
This years provisions	(1,170)	—
Closing balance, expected credit loss provisions	(1,170)	—

The credit quality of receivables that are not past due or written down is deemed to be good. See Note 3 Revenue from Contracts with Customers for further information.

Market Risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The type of market risk that impacts the Group is currency risk.

Interest Rate Risk

Interest rate risk is the risk that would be adversely impacted by changes in interest rates resulting from increased interest costs. Calliditas exposure to interest rate risk mainly occurs through external loans and cash. Calliditas financing sources primarily consist of equity and borrowings. In the case of interest-bearing liabilities, the Group is exposed to interest rate risk. The Group does not currently have any variable interest rate and as of December 31, 2022 the carrying amount of Non-current interest-bearing liabilities are in all material respect an approximation of the present value.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from the Group’s sales and purchases in foreign currencies. This exposure is known as transaction exposure. Currency risk is also found in the translation of the assets and liabilities of foreign operations to the Parent Company’s functional currency, known as translation exposure.

Transaction Exposure

Transaction exposure from contracted payment flows in foreign currency is limited in the Group. Refer to the table below for exposure in each currency.

		Operating
Currency exposure 2022 (%)	Revenue	expenses
USD	68%	20%
EUR	32%	48%
GBP	—	4%
SEK	—	27%
Other currencies	—	1%

		Operating
Currency exposure 2021 (%)	Revenue	expenses
USD	14%	43%
EUR	86%	36%
GBP	—	3%
SEK	—	18%

		Operating
Currency exposure 2020 (%)	Revenue	expenses
USD	100%	35%
EUR	—	36%
GBP	—	6%
SEK	—	23%

As presented in the table above, the Group’s primary transaction exposure is in Euro and U.S. dollar. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 23,132, SEK 909 and SEK 10,247 in 2022, 2021 and 2020, respectively. A 10% stronger U.S. dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 9 624, SEK 22,402 and pos. SEK 9,979 in 2022, 2021 and 2020, respectively.

Translation Exposure

The Group also has translation exposure that arises on the translation of earnings and net assets of foreign subsidiaries to the Swedish Kronor. Translation against U.S. dollar amounted to SEK 48,771 and SEK 18,270 as of December 31, 2022 and 2021, respectively. A 10% stronger Swedish Krona against the U.S. dollar would have a positive impact on equity of approximately SEK 4,877 and SEK 1,827 as of December 31, 2022 and 2021, respectively. Translation against Euros amounted to SEK -322,135 and SEK -93,814 as of December 31, 2022 and 2021, respectively. A 10% stronger Swedish Krona against Euros would have a negative impact on equity of approximately SEK 32,214 and SEK 9,381 as of December 31, 2022 and 2021, respectively.

The Group also has a translation exposure arising from the translation of foreign accounts payable to the Swedish Kronor. This exposure amounted to SEK 19,377 and SEK 29,236 as of December 31, 2022 and 2021, respectively, and in U.S. dollars SEK 80,655 and SEK 10,707 in Euros as of December 31, 2022 and 2021, respectively. A 10% stronger U.S. dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 1,938 and SEK 2,924 as of December 31, 2022 and 2021, respectively. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 8,065 and SEK 1,071 as of December 31, 2022 and 2021. respectively.

Refinancing Risk

Refinancing risk refers to the risk that cash are not available and the risk that financing cannot be secured at a reasonable cost or at all. The Group is financed with equity, external loan financing and income from operations. The main risks relate to not receiving further contributions from shareholders, external loans or in the event of continued negative cash flow from operations.

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

The Group’s contractual and undiscounted interest payments and repayments of financial liabilities are presented in the table below. Amounts in foreign currency were translated to SEK at the closing balance rate. Financial instruments with variable interest rates were measured at the rate on the closing balance. Liabilities were included in the earliest period when repayment is required. For future lease payments see Note 8 Leases.

	December 31, 2022
Maturity analysis	<6 months	6-12 months	2-5 years
Contingent consideration	—	—	75,880
Non-current interest-bearing liabilities	—	—	713,030
Non-current lease liabilities	—	—	15,792
Other non-current liabilities	—	—	4,350
Accounts payable	160,404	—	—
Other current liabilities	13,288	9,409	—
Accrued expenses	121,865	14,581	—

	December 31, 2021
Maturity analysis	<6 months	6-12 months	2-5 years
Contingent consideration	—	—	54,399
Non-current interest-bearing liabilities	—	—	189,164
Non-current lease liabilities	—	—	24,052
Accounts payable	67,971	—	—
Other current liabilities	7,906	4,796	—
Accrued expenses	47,753	5,800	—

Non-current interest-bearing liabilities

	December 31,
	2022	2021
Opening balance	189,164	—
New borrowings, net	491,745	199,524
Transaction costs paid	(1,260)	(14,858)
Interest expense	4,874	2,145
Exchange difference on translation	28,507	2,353
Closing balance	713,030	189,164

In July 2021, Calliditas signed a loan agreement of up to the euro equivalent of USD 75 million with Kreos Capital. The loan facility is divided into three tranches of USD 25 million each. Draw down of the first USD 25 million tranche was made in 2021. Draw down of the second tranche of USD 25 million was made in June 2022 and draw down of the third and final USD 25 million tranche was made December 2022. The interest rate on the loan is 9 % per annum with a maturity to December 2025, which is recognized in Financial expenses. The loan has no financial covenants.

Note 21 Inventories

	December 31,
	2022	2021
Raw materials	1,855	889
Work in progress	937	—
Finished goods	855	—
Total	3,647	889

Inventories recognized as cost of sales amounted to SEK 3,179 in 2022. No inventories were recognized as cost of sales in 2021 and 2020, respectively. No write-downs of inventories have occurred.

Note 22 Prepaid Expenses and Accrued Income

	December 31,
	2022	2021
Accrued royalties	2,287	—
Prepaid insurance premiums	9,148	10,813
Prepaid interest costs	3,693	—
Prepaid expenses for research and development	45,454	27,888
Prepaid expenses for marketing and selling	8,194	—
Other prepaid expenses	1,964	6,331
Total	70,741	45,032

Note 23 Cash

	December 31,
	2022	2021
Cash at Banks	1,249,094	955,507
Total	1,249,094	955,507

Cash and Banks balances are primarily in SEK, EUR and USD.

Adjustments for non-cash items in the consolidated statements of cash flows:

	Year Ended December 31,
	2022	2021	2020
Depreciations and impairments	12,913	34,433	2,823
Chage in Provisions	(3,346)	5,856	6,634
Share-based payments	35,791	21,960	6,012
Cange in Contingent consideration	15,941	4,470	—
Other items	(39)	(43)	(4)
Total	61,260	66,676	15,465

Reconciliation of liabilities from financing activities

	January 1,		Non-Cash	December 31,
	2022	Cash-Flow	Items	2022
Non- current interest-bearing liabilities	189,164	490,485	33,381	713,030
Lease liabilities	33,642	(9,615)	2,138	26,165
	222,806	480,870	35,519	739,195

	January 1,		Non-Cash	December 31,
	2021	Cash-Flow	Items	2021
Non-current interest-bearing liabilities	—	184,667	4,497	189,164
Lease liabilities	4,786	(5,575)	34,431	33,642
	4,786	179,092	38,928	222,806

Note 24 Group Companies

		Country of	% Equity Interest
Company	Principal Activities	Incorporation	2022	2021	2020
Parent Company
Calliditas Therapeutics AB	Research and development of pharmaceuticals	Sweden	—	—	—

Subsidiaries
Nefecon AB	Administration of incentive programs issued by the Parent Company	Sweden	100%	100%	100%
Calliditas NA Enterprises Inc	Market access activities in the United States	United States	100%	100%	100%
Calliditas Therapeutics US Inc	Commercial activities in the United States	United States	100%	100%	—
Calliditas Therapeutics France SAS	Research and development of pharmaceuticals	France	100%	100%	86.2%
Calliditas Therapeutics Suisse SA	Research and development of pharmaceuticals	Switzerland	100%	100%	86.2%

Note 25 Equity

	Year Ended December 31,
	2022	2021	2020
Total registered shares at the beginning of the year	52,341,584	49,941,584	38,707,638
New share issue*	—	2,400,000	9,937,446
Exercise of warrants	1,322,985	—	1,296,500
Issuance of treasury shares	5,908,018	—	—
Shares subscribed but not registered during the year**	7,500	—	—
Total registered and subscribed but not registered shares at the end of the year	59,580,087	52,341,584	49,941,584

Shares
Ordinary shares	59,580,087	52,341,584	49,941,584
Total	59,580,087	52,341,584	49,941,584
- of which shares are held by Calliditas	5,908,018	—	—
Total registered and subscribed but not registered shares at the end of the year, net of shares held by Calliditas	53,672,069	52,341,584	49,941,584

	December 31,
Share Capital	2022	2021	2020
Opening balance	2,094	1,998	1,548
New share issue*	—	96	397
Exercise of warrants	53	—	52
Issuance of treasury shares	236	—	—
Closing balance	2,383	2,094	1,998

*   Initial public offering on The Nasdaq Global Select Market in the United States in June 2020 and the following exercise of the partial over-allotment option from the IPO in July 2020.

* New share issue in August 2021

** As of December 31, 2022, there was an on-going issue of 7,500 shares under registration related to the exercise under the Warrant Program 2019/2022. These shares have been included in the weighted-average number of shares outstanding for the period.

Share Capital

All shares have been fully paid and no shares are reserved for sale. All shares are common shares, confer the same entitlement to capital, and carry one vote, with the exception of treasury shares held by Calliditas. The quotient value is SEK 0.04 per share.

Transactions in Treasury Shares

Since 2020, Calliditas has had ordinary shares, in the form of American Depositary Shares (“ADSs”), listed in the United States on The Nasdaq Global Select Market. In 2022 Calliditas has implemented and launched an At-The-Market program (“ATM Program”). The purpose of the ATM Program is to efficiently and cost-effectively raise capital, if necessary, in the U.S. market and to ensure delivery of shares to be sold under the company’s ATM Program.

In 2022, 5,908,018 series C shares were issued, which were repurchased and converted to ordinary shares by Calliditas. These transactions are in accordance with the granting mandate. In 2022, no shares were sold in the ATM Program.

Translation Reserve

The reserves pertain in their entirety to translation reserves. The translation reserve includes all exchange rate differences arising on the translation of the financial statements from foreign operations.

	December 31,
	2022	2021	2020
Opening balance	(26,979)	(6,090)	(45)
Change of the year	36,286	(20,889)	(6,045)
Closing balance	9,307	(26,979)	(6,090)

Note 26 Provisions

	Social Security Costs on
Provisions as of December 31, 2022	Share-Based Payment	Other Provisions	Provisions, net
Opening balance	13,084	1,446	14,530
Provisions for the year	1,027	—	1,027
Amounts claimed for the year	(204)	—	(204)
Reversal of unused amounts	(2,666)	(1,573)	(4,239)
Exchange differences	551	127	678
Total	11,792	—	11,792

	Social Security Costs on
Provisions as of December 31, 2021	Share-Based Payment	Other Provisions	Provisions, net
Opening balance	4,972	1,419	6,391
Provisions for the year	8,112	—	8,112
Exchange differences	—	27	27
Total	13,084	1,446	14,530

Social Security Costs on Share-Based Payment

There is uncertainty as to when social security costs for share-based payments will be paid in the future, and what amount they will ultimately be adjusted to as it is dependent on market values at the time when share awards are used.

Note 27 Contingent Consideration

	December 31,
	2022	2021
Opening balance	54,399	48,969
Change for the year	15,942	4,470
Exchange differences	5,539	960
Net book value	75,880	54,399

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

The fair value of contingent consideration is measured at Level 3 of the fair value hierarchy. Contingent consideration is recognized as a financial liability in the consolidated statements of financial position, which is revalued at fair value each reporting period. Any revaluation gains and losses are recognized in the consolidated statements of income. The contingent consideration has been computed in accordance with the present value method and the probability has been taken into account if and when the various milestones will occur. The calculations are based on a discount rate of 12.0 percent. The most significant input affecting the valuation of the contingent consideration is the company’s estimate of the probability of the milestones being reached and the change of the year was primarily derived from the assumptions regarding the probability of success in the clinical trials.

The Group has assessed the weighted average probability of outcome at 20.8% and 15.21% as of December 31, 2022 and 2021, respectively. A 10% higher probability of success in the clinical trials would have a negative impact on profit after tax of approximately SEK 7,588 and SEK 5,440 as of December 31, 2022 and 2021, respectively. A higher probability of success in the clinical trials will increase the fair value of the liability and a lower probability will decrease the fair value. There are no interrelationships between unobservable inputs used in the fair value measurement.

Note 28 Pension Liabilities

Defined-Benefit Pension Plan

The defined-benefit pension obligations are based on actuarial principles. Calliditas has defined-benefit pension plans for the subsidiaries in France and Switzerland for retirement, death and disability. The present value of the obligation includes special payroll tax, in accordance with IAS 19, for the Swiss pension plans. Pension expenses are recognized under research and development expenses and administrative expenses in the consolidated statements of income.

	December 31,
Net obligation per country	2022	2021
Switzerland	(789)	(3,071)
France	(94)	(111)
Total	(884)	(3,182)

Changes in the defined-benefit pension obligations

	Defined Benefit	Defined Benefit	Fair Value	Employee
	Plan Obligation	Plan Obligation	of Plan Assets	Benefit
	(Switzerland)	(France)	(Switzerland)	Obligations
January 1, 2022	(7,942)	(111)	4,871	(3,182)

Service costs	(1,530)	(26)	—	(1,556)
Interest expense	(27)	(1)	18	(10)
Employee contribution	—	—	887	887
Subtotal included in the statement of consolidated operations	(1,558)	(27)	906	(679)

Amounts paid/received	2,140	—	(2,140)	—

Return on assets (excluding interest expenses)	—	—	34	34
Actuarial gains/(losses) related to changes in demographic assumptions	—	54	—	54
Actuarial gains/(losses) related to changes in financial assumptions	2,846	—	—	2,846
Other actuarial gains/(losses)	(454)	—	—	(454)
Subtotal included in other items of comprehensive income	2,392	54	34	2,480

Employer contributions	—	—	887	887
Currency translation effect	(1,059)	(9)	679	(390)
December 31, 2022	(6,027)	(94)	5,238	(884)

	Defined	Defined
	Benefit Plan	Benefit Plan	Fair Value	Employee
	Obligation	Obligation	of Plan Assets	Benefit
	(Switzerland)	(France)	(Switzerland)	Obligations
January 1, 2021	(19,193)	(172)	11,069	(8,296)

Service costs	(2,165)	(13)	—	(2,178)
Interest expense	(17)	—	10	(7)
Curtailment*	12,011	—	(7,805)	4,206
Employee contribution	—	—	704	704
Subtotal included in the statement of consolidated operations	9,829	(13)	(7,091)	2,725

Amounts paid/received	291	—	(291)	—

Return on assets (excluding interest expenses)	—	—	64	64
Actuarial gains/(losses) related to changes in demographic assumptions	349	77	—	426
Actuarial gains/(losses) related to changes in financial assumptions	1,120	—	—	1,120
Other actuarial gains/(losses)	360	—	—	360
Subtotal included in other items of comprehensive income	1,829	77	64	1,970

Employer contributions	—	—	704	704
Currency translation effect	(698)	(3)	416	(285)
December 31, 2021	(7,942)	(111)	4,871	(3,182)

*The change in the Curtailment refer to retirement obligation settlement connected to the departure of senior management member of Switzerland employees.

	December 31,
Distribution by Plan Assets (Switzerland)	2022	2021
Cash	137	205
Bonds	3,048	2,801
Mortgage loans	655	667
Shares	126	92
Real estate	901	760
Other investments	372	346
Total	5,238	4,871

Of the plan assets above, SEK 3,048 and SEK 2,801 as of December 31, 2022 and 2021, respectively, has a quoted price in an active market.

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

	December 31,
Actuarial Assumptions on the Closing Balance	2022		2021
Swiss pension plan
Discount rate	2.30%		0.35%
Mortality table	LPP 2020 generation		LPP 2020 generation
Salary revaluation rate	1.00%		1.00%
Retirement pension inflation rate	0.50%		0.50%
Deposit rate on savings accounts	1.00%		1.00%
Turnover rate	10.00%		10.00%
Remaining life expectancy after retirement	18.6	years	22.3	years
Retirement age	65	years	65	years

	December 31,
Sensitivity Analysis	2022	2021
Pension commitments under current assumptions for Swiss pension plans	6,027	7,942
Discount rate , -0,5%	6,615	8,904
Discount rate , +0,5%	5,518	7,130
Retirement pension inflation rate, -0,5%	5,797	7,575
Retirement pension inflation rate, +0,5%	6,281	8,353
Salary revaluation rate, -0,5%	5,927	7,792
Salary revaluation rate, +0,5%	6,131	8,100

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

Contributions to plans for post-employment benefits are expected to be SEK 813 and SEK 555 in 2022 and 2021, respectively. The weighted average maturity of the obligation is an estimated 18.6 and 22.3 years in 2022 and 2021, respectively.

Note 29 Other Non-Current Liabilities

	December 31,
	2022	2021
Opening balance	—	—
Additional liabilities	4,350	—
Closing balance	4,350	—

Additional liabilities are related to advance payments from customers.

Note 30 Accrued Expenses and Deferred Revenue

	December 31,
	2022	2021
Vacation pay liabilities	8,310	6,107
Accrued salaries and Board fees	28,186	16,786
Social security costs	7,065	5,492
Deferred revenue	—	3,387
Accrued rebates on sales	15,849	—
Accrued expenses for royalty	12,023	—
Accrued expenses for research and development	34,637	4,230
Accrued expenses for marketing and selling	21,543	1,242
Accrued expenses for administration	8,832	16,309
Total	136,446	53,553

Note 31 Related-Party Transactions

For information regarding remuneration of executive management, refer to Note 9 Employees and Personnel Costs and Note 10 Share-Based Payments.

There are no additional agreements or transactions with related parties, other than those described in Notes 9 Employees and Personnel Costs and 10 Share-Based Payments.

Note 32 Change of presentation of expenses

From January 1, 2022, Calliditas has switched to presenting marketing and selling expenses separately from administrative expenses. The purpose of the change is to provide more relevant information about the Group’s and the Parent Company’s financial results and follow the practice in the industry for a company in commercial stage. The change constitutes a voluntary change and is applied with full retroactivity.

	Year Ended December 31,			Year Ended December 31,
	2021	Re-classification	2021	2020	Re-classification	2020
Net sales	229,347	—	229,347	874	—	874
Operating expenses
Research and development expenses	(357,485)	—	(357,485)	(241,371)	—	(241,371)
Marketing and selling expenses	—	(179,603)	(179,603)	—	(38,964)	(38,964)
Administrative expenses	(390,232)	179,603	(210,629)	(141,724)	38,964	(102,760)
Other operating income/expenses	(6,085)	—	(6,085)	2,501	—	2,501
Operating loss	(524,456)	—	(524,456)	(379,720)	—	(379,720)
Net financial income/(expenses)	11,083	—	11,083	(56,431)	—	(56,431)
Loss before income tax	(513,373)	—	(513,373)	(436,151)	—	(436,151)
Income tax	3,836	—	3,836	(360)	—	(360)
Loss for the year	(509,537)	—	(509,537)	(436,511)	—	(436,511)

Note 33 Pledged Assets, Contingent Liabilities and Other Obligations

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

The Group has pledged assets amounted to SEK 6,859 and SEK 3,915 as of December 31, 2022 and 2021, respectively, which consist of restricted bank accounts and lease deposits. The assets are pledged for the benefit of certain lessors and other suppliers. The Group has no other obligations.

Note 34 Events After the Reporting Period

In March 2023, Calliditas announced positive topline results from the global, randomized, double-blind, placebo-controlled Phase 3 clinical trial NefIgArd, which investigated the effect of Nefecon (TARPEYO®/Kinpeygo® (budesonide) delayed release capsules) versus placebo in patients with primary IgA nephropathy (IgAN). The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in estimated glomerular filtration rate (eGFR) over the two-year period of 9-months of treatment with Nefecon or placebo and 15-months of follow-up off drug and the eGFR benefit was observed across the entire study population, irrespective of urine protein-to-creatinine ratio (UPCR) baseline, which the company believes supports a regulatory filing for full approval in the study population. The UPCR reductions observed were durable, reflecting a long-lasting treatment effect during the 15- month follow-up period off treatment.