Form 20-F
period 2023-12-31
Calliditas Therapeutics AB
filed 2024-04-24
CIK 1795579

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, 59,580,087 common shares were outstanding, including common shares represented by American Depositary Shares.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b2 of the Exchange Act). Yes ☐ No ☒

i

(Cont’d)

Page

ii

(Cont’d)

Page

iii

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Calliditas Therapeutics AB,” “Calliditas Therapeutics,” “Calliditas,” “the company,” “we,” “us” and “our” refer to Calliditas Therapeutics AB and its wholly owned subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks, including, as of March 31, 2024, CALLIDITAS (registered in the European Union, or EU, in the United States and in other countries), CALLIDITAS THERAPEUTICS (registered in the United States), TARPEYO® (registered in the EU, in the United States, and registered or pending in other countries) and NEFECON (registered in the EU, in the United States, and in other countries). The trademark registrations for Kinpeygo®, previously owned by us, were transferred to our partner STADA Arzneimittel AG, or STADA. All other trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

TARPEYO is the brand name used in the United States for our product developed under the name Nefecon, and Kinpeygo is the brand name used in the United Kingdom, or UK, and EU. In general, in this annual report we use “Tarpeyo” to describe the product commercialized in the United States, “Kinpeygo” to describe the product commercialized in the UK and EU, “NEFEGAN” to describe the product to be commercialized in Singapore and “Nefecon” for all other purposes, including for the conditionally approved product in China and the global Nefecon product franchise. Approved product encompasses TARPEYO, Kinpeygo and Nefecon as conditionally approved in China and related territories.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “is designed to,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing or the negative of these and similar expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to our management as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	the timing, scope or likelihood of regulatory filings and approvals with respect to the global Nefecon franchise and our current and future product candidates, including setanaxib;
●	our TARPEYO sales and commercialization efforts and their results;
●	our commercialization partners’ Kinpeygo and Nefecon sales and commercialization efforts and their results;
●	the timing, progress and results of development plans for global Nefecon franchise and our current and future product candidates;
●	our ability to secure payor approval of TARPEYO for its patient population on acceptable terms;
●	the ability of our commercialization partner to secure payor approval for Kinpeygo and Nefecon for its patient population on acceptable terms;
●	the potential attributes and benefits of our approved product and our other product candidates and their competitive position with respect to alternative treatments;
●	the potential benefit of the European Commission’s conditional approval and hybrid marketing authorization application pathway, orphan drug status or designation and related market exclusivity for our products and product candidates, and equivalent foreign provisions;
●	the timing and results of our interim readout of setanaxib in the TRANSFORM study, a Phase 2b clinical trial, and the determination of which dose of setanaxib could be used for a potential Phase 3 study;
●	our ability to successfully identify and develop our current and future product candidates and build our product pipeline, including strategic acquisitions;
●	the impact of the macroeconomic environment, political and geopolitical tension and other world events on our business and clinical trials, including on the supply of API or other relevant components required for Nefecon and our current and future product candidates;
●	our expectations regarding the size and growth of the potential market and patient populations for the global Nefecon franchise and our current and future product candidates, if approved;
●	our manufacturing, commercialization and marketing capabilities and strategy;

●	the rate and degree of market acceptance and clinical utility of our approved product and our present or future product candidates;
●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals, including sales and marketing personnel;
●	our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;
●	our competitive position, and developments and projections relating to our competitors and our industry;
●	our plans to enter into collaborations for commercialization of our products, product candidates or any future product candidates;
●	whether we are classified as a passive foreign investment company for current and future periods;
●	our estimates regarding expenses, revenue, capital requirements and needs for additional financing; and
●	the impact of laws and regulations.

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

SUMMARY OF RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous material and other risks and uncertainties, including those described in “Item 3.D.—Risk Factors” in this annual report. The principal risks and uncertainties affecting our business include the following:

●	We are substantially dependent on the commercial success of the global Nefecon franchise. If we are unable to successfully commercialize Nefecon or experience significant delays in doing so, our business will be materially harmed.
●	If we are unable to successfully complete clinical development of, obtain regulatory approval for and successfully commercialize the global Nefecon franchise and our present or future product candidates, or experience significant delays in doing so, our business will be materially harmed.
●	The regulatory approval processes of the FDA, EC and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain acceptance for filing and regulatory approval for any of our products or present or future product candidates, our business will be substantially harmed.
●	The use of proteinuria as a surrogate endpoint to support initial approvals of Nefecon is a novel approach in nephrology.
●	Our clinical trials may fail to adequately demonstrate the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.
●	The results of early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in a clinical trial may not be indicative of results obtained when these trials are completed or in later-stage trials.
●	Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may be impacted as additional patient data become available and are subject to audit and verification procedures that could result in material changes in the conclusions based on the final analysis of the complete data set.
●	The target patient population of Nefecon for the treatment of IgAN is small and has not been definitively determined, and if the number of treatable patients for Nefecon or our present or future product candidates is lower than expected, our potential product sales revenues and our ability to achieve profitability would be compromised.
●	We were not involved in the early development of setanaxib; therefore, we are dependent on third parties having properly conducted setanaxib’s preclinical research, manufacturing control and clinical development.
●	We face significant competition for our drug discovery, development and commercialization efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
●	If we fail to develop and commercialize other product candidates in addition to Nefecon, such as setanaxib, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.
●	We have only recently begun commercialization of the global Nefecon franchise and we have never previously commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize Nefecon or any other approved products on our own or together with suitable partners.
●	We have incurred significant losses since our inception and anticipate that we will continue to incur operating losses for the near future.
●	We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.

●	We have a limited operating history as a commercial company, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
●	We have entered into agreements with third parties to develop and commercialize Nefecon in jurisdictions outside the United States, if approved in such jurisdictions, and we plan to enter into additional agreements in the future with respect to any of our present or future product candidates that receive approval. If we are unable to establish and maintain such collaborations, we may not be successful in our commercialization efforts. If our commercialization partners do not to satisfy their obligations or are unsuccessful, we could be adversely affected.
●	We expect to continue to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
●	Our business is subject to economic, political, regulatory and other risks associated with international operations.
●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations.
●	We are dependent on third parties to manufacture and distribute our products.
●	Healthcare reform initiatives, unfavorable pricing regulations, and changes in reimbursement practices of third-party payers or patients’ access to insurance coverage could affect the pricing of and demand for our products.
●	We may be unable to successfully integrate new products or businesses we may acquire.
●	We may become involved in litigation matters, which could result in substantial costs, divert management’s attention and otherwise have a material adverse effect on our business, operating results or financial condition.
●	We may not have sufficient insurance to cover our liability in any current or future litigation claims either due to coverage limits or as a result of insurance carriers seeking to deny coverage of such claims.

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

We have sold Nefecon in the United States (marketed under the brand name TARPEYO) only since January 2022 and our commercial partner in Europe, STADA, launched Kinpeygo in Germany in October 2022 and in Greece under a Special Import License since June 2023. Our net sales for the year ended December 31, 2023 were SEK 1,206.9 million, of which TARPEYO net sales amounted to SEK 1,075.8 million. We do not know whether such revenue levels will increase or be maintained in the future. Other than Nefecon, which has been granted full approval in the United States, conditional marketing authorization in the EU and the UK, and conditional approval for sale in Macau in October 2023, China in November 2023 and Singapore in March 2024, we currently have no products approved for commercial sale. Our success as a company is substantially dependent on our ability to generate revenue from sales of the global Nefecon franchise, which will depend on many factors including, but not limited to, our ability to:

●	maintain full approval of TARPEYO in the US;
●	execute our sales and marketing strategies for TARPEYO;
●	maintain and manage the necessary sales, marketing and other capabilities and infrastructure that are required to continue to successfully commercialize TARPEYO in the US;

●	achieve, maintain and grow market acceptance of the global Nefecon franchise and demand for TARPEYO;
●	establish or demonstrate in the medical community the safety and efficacy of Nefecon as compared to marketed products and product candidates currently in clinical development;
●	secure payor approval of TARPEYO for the patient population on acceptable terms;
●	offer TARPEYO at competitive prices as compared to alternative options, and our ability to achieve a suitable profit margin on our sales of TARPEYO;
●	adapt to additional changes to the label for TARPEYO in the US that could place restrictions on how we market and sell it, including as a result of adverse events observed in NefIgArd or other studies;
●	obtain and deliver adequate and timely supplies of Nefecon, which may in the future be adversely affected by factors relating to pandemics, geopolitical tension, global supply chain disruptions and other world events;
●	comply with applicable legal and regulatory requirements;
●	deliver Nefecon to our partners in a timely manner;
●	maintain necessary state pharmaceutical distribution licenses and permits required for the sale of TARPEYO and a pharmacovigilance system satisfying applicable legal and regulatory requirements;
●	maintain our arrangements with third party logistics providers and specialty pharmacies to distribute TARPEYO to customers and to provide related patient and administrative support services;
●	enforce our intellectual property rights in and to TARPEYO and the global Nefecon franchise; and
●	avoid third-party patent interference or intellectual property infringement claims.

If we do not achieve or maintain one or more of these factors, many of which are beyond our control, in a timely manner or at all, we may not be able to generate material and continuing revenue from sales of Nefecon, which may materially impact the success of our business.

If we are unable to successfully complete clinical development of, obtain regulatory approval for and successfully commercialize the global Nefecon franchise and our present or future product candidates or experience significant delays in doing so, our business will be materially harmed.

We have not completed the clinical development of any product candidates other than TARPEYO and Kinpeygo and we cannot guarantee that any present or future product candidates will ever become marketable drug products. We also must successfully complete clinical development of Nefecon in order to achieve full marketing approval in the EU and the UK.

To date, we have invested our efforts and financial resources primarily in the research and development of the global Nefecon franchise, and to building marketing, sales, market access and medical affairs functions in the United States. Nefecon was granted accelerated approval by the FDA in December 2021 and received full approval in December 2023. In July 2022, Nefecon was granted conditional marketing authorization by the EC. In February 2023, the UK Medicines and Healthcare Products Regulatory Agency, or MHRA, also granted conditional marketing authorization for Nefecon. Our partner STADA has submitted requests to the EMA in September 2023 for the EU and to the MHRA in October 2023 for the UK to convert the current conditional marketing authorization for these territories into a full marketing authorization. We reported the full data from the Phase 3 NefIgArd clinical trial in August 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant and clinically relevant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The results indicate that Nefecon was generally well-tolerated, with the majority of treatment-emergent adverse events (TEAE) being mild or moderate, and with TEAEs leading to discontinuation of the study in less than 10% of patients. Although we believe that the data from the Phase 3 NefIgArd clinical trial supports our commercialization partners’ regulatory filings for full approval in the EU and the UK, we cannot guarantee that Nefecon will receive full regulatory approvals on the timelines we expect or at all.

We are also developing setanaxib for the treatment of primary biliary cholangitis, or PBC, a fibrotic orphan disease, for the treatment of squamous cell carcinoma of the head and neck, or SCCHN, and for the treatment of Alport syndrome. Setanaxib has shown clinically relevant anti-fibrotic activity in a Phase 2 clinical trial in PBC, despite not achieving its primary endpoint. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b clinical trial, in which we randomized the first patient in February 2022. Setanaxib will be administered to approximately 70-80 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to ursodeoxycholic acid, a generic drug also known as ursodiol or UDCA in a global trial conducted in 80-130 investigational centers in North America, the EU, Israel, Australia and New Zealand. The primary endpoint is alkaline phosphatase (ALP) reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). Following favorable safety data from a Phase 1 study, this trial will evaluate two dosing regimens of 1200mg/daily and 1600mg/daily. We expect to read out data in the third quarter of 2024, and this analysis will determine which dose of setanaxib will be used for a future potential Phase 3 study. Setanaxib was granted fast track designation by the FDA in August 2021.We are also currently conducting a Phase 2, proof-of-concept trial of setanaxib in patients with SCCHN, which is evaluating administration of setanaxib in conjunction with immunotherapy targeting cancer-associated fibroblasts. The first patient was randomized in this trial in the second quarter of 2022 and we reported interim data in July 2023. The analysis reflected encouraging early clinical progression-free survival (PFS) results and was supportive of the presumed anti fibrotic mode of action of setanaxib. We expect to report a full data readout from this trial in the second quarter of 2024. We are also currently conducting a Phase 2 clinical trial of setanaxib in Alport syndrome, which we initiated in November 2023. Finally, setanaxib is being evaluated in an investigator-led Phase 2 study in idiopathic pulmonary fibrosis, with topline data readout expected in the fourth quarter of 2024.

Our near-term prospects, including our ability to finance our operations and generate revenue, will depend substantially on the successful development and commercialization of the global Nefecon franchise and, to a lesser degree, setanaxib. The clinical and commercial success of Nefecon, setanaxib and any other present or future product candidates will depend on a number of factors, including:

●	the timely completion of our planned and ongoing clinical trials;
●	our ability to demonstrate Nefecon’s and our present or future product candidates’ safety and efficacy to the satisfaction of the FDA, the EC or comparable foreign regulatory authorities based on the endpoints that we are evaluating in our planned and ongoing clinical trials;
●	our ability to comply with any requirements imposed by the FDA, the EC or comparable foreign regulatory authorities to conduct additional clinical trials in connection with approval to market Nefecon or our product candidates, including any additional testing following any accelerated approval or conditional authorization by such regulatory authorities;
●	our ability to obtain and maintain marketing approvals in the US, the EU, the UK or other jurisdictions;
●	our ability to obtain regulatory approval based on the data from the NefIgArd trial, to demonstrate safety and efficacy in our Phase 2b TRANSFORM trial evaluating setanaxib in PBC and to establish proof of concept in our Phase 2 trials of setanaxib in SCCHN and Alport syndrome;

●	the prevalence and severity of adverse side effects of Nefecon and our present or future product candidates;
●	our ability to successfully commercialize TARPEYO and our present or future product candidates, if and when approved for marketing and sale by the FDA, the EC or comparable foreign regulatory authorities, whether alone or in collaboration with others;
●	our ability to develop, validate and maintain commercially viable manufacturing and testing processes and procedures that are compliant with current good manufacturing practices, or cGMP, and accepted by regulatory authorities;
●	the ability of our third-party manufacturers to manufacture quantities of Nefecon and our present or future product candidates using commercially sufficient processes complying with applicable regulatory requirements and practices at a scale sufficient to meet anticipated demand;
●	our success in educating physicians and patients about the benefits, risks, administration and use of Nefecon and our present or future product candidates;
●	achieving and maintaining compliance with all regulatory requirements applicable to Nefecon and our present or future product candidates;
●	acceptance of the Nefecon franchise and our present or future product candidates as safe and effective by patients and the medical community;
●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;
●	our ability to obtain and sustain an adequate level of coverage and reimbursement for Nefecon and our present or future product candidates by third-party payors and patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement;
●	the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations;
●	our ability to obtain, maintain, protect and enforce our intellectual property rights in and to Nefecon and our present or future product candidates;
●	our ability to avoid and defend against third-party patent interference or patent infringement claims or other intellectual property related claims;
●	a continued acceptable safety profile of Nefecon and our present or future product candidates following approval; and
●	our ability to raise sufficient capital resources to fund the commercialization of our approved products.

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

The time required to obtain approval by the FDA, EC and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. To date, Nefecon has received full approval from the FDA (under the brand name TARPEYO) and conditional marketing authorization in the EU and the UK (under the brand name Kinpeygo). Although our partner STADA has submitted requests to both the EMA, in September 2023, for the EU and to the MHRA, in October 2023, for the UK to convert the current conditional marketing authorization for these territories into a full marketing authorization, it is possible that we and our licensees may not be able to obtain full marketing approval in these jurisdictions. Our partner Everest Medicines II Limited, or Everest, has received conditional approval for Nefecon in Macau in October 2023, in Singapore (under the brand name NEFEGAN) in March 2024, and in China, with us as the marketing authorization holder in November 2023. It is possible that we and our licensee may not be able to obtain approval for Nefecon in additional jurisdictions, or approval for setanaxib or other product candidates we may seek to develop in the future.

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

Additionally, disruptions at the FDA and other comparable foreign regulatory authorities and agencies may also lengthen the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. For example, in 2018 and 2019, the US government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs in the future, our ability to obtain approval of our product candidates from the FDA and comparable foreign regulatory authorities may be adversely impacted.

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

As a condition of approval, regulatory agencies may impose specific obligations, including the requirement to perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. The additional data generated through other post-marketing clinical trials may not confirm that the benefit-risk balance of a future product candidate is positive or the burden to further complete the post-approval obligations may become too high.

In the EU and UK, a conditional marketing authorization is valid for one year and must be renewed annually until all specific obligations have been fulfilled. Once all pending study results are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the obligations are not fulfilled within the timeframe set by the EC, the marketing authorization will cease to be renewed. Complying with the conditions of the marketing authorization may require financial resources and time. STADA, our commercialization partner, may not be able to comply with all required conditions and may need to withdraw the marketing authorization. Although our partner STADA has submitted requests to both the EMA, in September 2023, for the EU and to the MHRA, in October 2023, for the UK to convert the current conditional marketing authorization for these territories into a full marketing authorization the EC or the MHRA may decide not to grant this request. An analysis of reimbursement decisions by the competent authorities of the individual EU Member States for conditionally authorized medicines in the EU has shown some delays in the timeline for reaching a positive health technology recommendation. If this happens for Kinpeygo or any other present or future product candidate, it may delay the timing and success of the commercialization of such product.

The use of proteinuria as a surrogate endpoint to support initial approvals of Nefecon is a novel approach in nephrology.

There can be no assurances that regulatory authorities in countries where we seek regulatory approval of Nefecon will ultimately accept the outcome of the NefIgArd trial with regards to proteinuria and eGFR for the approval of Nefecon. Regulatory authorities may require us to provide additional data to support our regulatory applications, which may increase the complexity, uncertainty and length of the regulatory approval process for Nefecon. The EC and comparable foreign regulatory authorities may also withdraw any conditional approval granted for Nefecon if Part B, the post-approval confirmatory phase of the NefIgArd trial, is not considered to have confirmed the positive clinical benefit-risk balance of Nefecon in the approved indication and the EC for the EU and to the MHRA for the UK may refuse the request to convert the current conditional marketing authorization for these territories into a full marketing authorization.

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

In addition, we may experience delays in initiating or completing clinical trials. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

●	delays in or failure to obtain institutional review board, or IRB, or national competent authority approvals including positive ethics committee opinions for each site;
●	delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;
●	failure to have patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	failure to manufacture sufficient quantities of product candidate for use in clinical trials in a timely manner or shipping delays and interruptions;
●	safety or tolerability concerns that could cause us or our collaborators, as applicable, to suspend or terminate a trial if we or our collaborators find that the participants are being exposed to unacceptable health risks;
●	changes in regulatory requirements, policies and guidelines;

●	failure of our third-party research contractors to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	data which we have relied on produced previously by third parties turning out to be different than communicated, resulting in repositioning of the compound and the need for conducting additional trials and analysis;
●	delays in establishing the appropriate dosage levels in clinical trials; and
●	the quality or stability of the product candidate falling below acceptable standards.

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

In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the EC and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

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

Our clinical trials may fail to adequately demonstrate the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.

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

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, the EC, the EMA or other comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we can successfully submit our product candidates for approval. We cannot guarantee that the FDA, the EC, the EMA, or other comparable foreign regulatory authorities will view our product candidates as having efficacy even if positive results are observed in clinical trials. To the extent that the results of the trials are not satisfactory to the FDA, the EMA, the EC or other comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

Some of our clinical trials for our product candidates have been conducted outside the United States, and we may in the future conduct clinical trials for our product candidates, outside the United States, and the FDA, EMA or comparable foreign regulatory authorities may not accept data from such trials.

Some of our clinical trials for our product candidates have been, and we may in the future choose to conduct one or more clinical trials, outside the United States, including in Europe. The acceptance of trial data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA, EC, or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the US population and US medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practice, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, the EC, or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA, the EC, or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

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

From time to time, we may publish interim, topline or preliminary data from our clinical trials. For example, in July 2023, we announced interim data from our Phase 2 clinical trial of setanaxib in SCCHN and we expect to report the full data readout in the second quarter of 2024. Conclusions or assumptions based on preliminary and interim data from our clinical trials may change as more patient data become available and further analyses are performed. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes reported may materially change as patient enrollment continues, more patient data become available, and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final outcomes or conclusions being materially different from those based on the preliminary data we previously published. As a result, preliminary, topline and interim data should be viewed with caution until the final analysis of the complete data set is available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.

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

Although Nefecon has been generally well tolerated in previous clinical trials, the results from our ongoing or future trials may not replicate these observations. In our Phase 2b clinical trial of Nefecon, there were two drug-related serious adverse events, the first in a patient in the 16 mg treatment cohort who developed a deep venous thrombosis, which was classified by the investigator as possibly being treatment-related, and the second in a patient in the 8 mg treatment cohort who experienced aggravation of renal condition, which was classified by the investigator as possibly being treatment-related. In the placebo cohorts, three patients reported four serious adverse events (two events of proteinuria, sciatica and aggravated condition). Of these, two (proteinuria and aggravated condition) were classified by the investigator as possibly being treatment-related at the time when the safety results were blinded. We also observed adverse events that were generally consistent with those known to be associated with systemic corticosteroids like budesonide and a number of patient discontinuations due to mild to moderate adverse events, most frequently, acne and other transitory cosmetic side effects. In the full NefIgArd trial, we observed adverse events generally consistent with Part A; the most commonly reported TEAEs observed with an increased frequency compared to placebo were oedema peripheral, hypertension, muscle spasms and acne. The majority of TEAEs were of mild or moderate severity, and led to discontinuation of Nefecon in less than 10% of Nefecon-treated patients.

In completed studies of setanaxib (conducted in healthy volunteers or patients), the occurrence rates of TEAEs have been low and similar between setanaxib-treated and placebo-treated subjects. The most commonly reported TEAEs were headaches, upper respiratory tract infections, and common seasonal viral infections. These TEAEs occurred at similar rates in subjects treated with setanaxib in all dose groups and in subjects treated with placebo. The majority of TEAEs observed in subjects receiving setanaxib were mild or moderate in severity and transient. No treatment-related changes were observed in laboratory values, ECG evaluations, or vital signs. There have been no cases of allergy or hypersensitivity reactions.

There have been no fatal or life-threatening suspected unexpected serious adverse reactions (SUSARs) in the setanaxib clinical development program to date. The most commonly reported treatment-related serious adverse events (SAEs) were potential drug-induced liver injury (DILI) and hypothyroidism. It is important to note that these events have been reported from ongoing, blinded studies, so treatment attribution is not known. Hypothyroidism has only been reported in the ongoing study in head and neck cancer, and all five of the hypothyroidism events were considered to be related to pembrolizumab use (which all patients in the study receive). All four events of potential DILI have been reported in the ongoing study in PBC, where there is a potential confounding factor of the underlying disease, which may result in fluctuations in liver enzymes.

The results of any future clinical trials we conduct may show that our product candidates cause undesirable or unacceptable side effects. In such an event, our trials could be suspended, varied, or terminated and the FDA, the competent authorities of individual EU Member States, or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates or require postmarketing labeling changes for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and results of operations significantly.

Additionally, if Nefecon, setanaxib or any of our present or future product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may suspend, vary, or withdraw approvals of such product and require us to take our approved product off the market;
●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
●	regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy plan to ensure that the benefits of the product outweigh its risks;
●	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
●	we may be subject to limitations on how we may promote the product;
●	sales of the product may decrease significantly;
●	we may be subject to litigation or product liability claims; and
●	our reputation may suffer.

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

Our inability to enroll a sufficient number of patients for our clinical trials may result in significant delays or may require us to abandon such trial altogether. Even though we were able to enroll the planned number of patients in the NefIgArd clinical trial, there can be no assurance that we will successfully enroll the necessary number of patients in the TRANSFORM clinical trial or any additional clinical trials we may conduct. Enrollment into the TRANSFORM clinical trial was significantly slower than initially anticipated potentially due to the requirement for patients to have both elevated liver stiffness and elevated liver enzymes at the baseline assessment. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

Changes in methods of product candidate formulation, manufacturing or testing may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as formulation and manufacturing and testing methods, are altered along the way in an effort to optimize processes and results and comply with regulatory requirements or practices. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing or notification to or approval by the FDA, the competent authorities of individual EU Member States, or comparable regulatory authorities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue. Product changes may also impact the scope of their intellectual property protection.

Nefecon and setanaxib have been granted orphan drug designation in a number of indications and we may seek orphan drug designation in other indications for future product candidates we develop. We may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Nefecon has been granted orphan drug designation by the FDA, EC and MHRA for the treatment of IgAN and setanaxib has been granted orphan drug designation by the FDA and EC for the treatment of PBC, idiopathic pulmonary fibrosis and Alport syndrome. We may seek orphan drug designations for other indications and future product candidates. There can be no assurances that we will be able to obtain such designations.

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

Orphan drug exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authority can subsequently approve another drug for the same condition if the FDA or comparable foreign regulatory authority concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA or comparable foreign regulatory authority later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In the EU, the period of market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, a marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application; (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.

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

The target patient population of Nefecon for the treatment of IgAN is small and has not been definitively determined, and if the number of treatable patients for Nefecon or our present or future product candidates is lower than expected, our potential product sales revenues and our ability to achieve profitability would be compromised.

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

We had no involvement in or control over the preclinical and clinical development or manufacturing of setanaxib, which we acquired upon completion of our acquisition of Genkyotex S.A. We are dependent on third parties having conducted setanaxib research and development in accordance with legal, regulatory and scientific standards and the applicable protocols; having accurately reported the mode of action and results of all setanaxib preclinical studies and clinical trials; and having correctly collected and interpreted the data from these studies and trials. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of setanaxib products, if pursued, could be adversely affected.

We face significant competition for our drug discovery, development and commercialization efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The market for biopharmaceutical products is highly competitive. Our competitors include many established pharmaceutical companies, biotechnology companies, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than us. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product candidates. The fields in which we operate are characterized by rapid technological change and innovation. See “Item 4.B.—Business Overview—Competition.”

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

The US, EU and UK provide opportunities for data and market exclusivity related to marketing authorizations. In the EU and UK, upon receiving a marketing authorization, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU and the UK from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU or UK until 10 years have elapsed from the initial marketing authorization of the reference product in the EU or UK. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU or UK regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

In the US, market exclusivity can delay the submission or approval of certain marketing applications. The Federal Food, Drug and Cosmetic Act, or FDCA, provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or accept for review an abbreviated new drug application, or ANDA, or a Section 505(b) (2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the conditions of use for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from accepting ANDAs or Section 505(b) (2) NDAs for drugs referencing the approved application for review.

If we fail to develop and commercialize other product candidates in addition to Nefecon, such as setanaxib, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.

Although the development and commercialization of Nefecon for IgAN is our primary focus, we are currently evaluating setanaxib for the treatment of PBC, Alport syndrome, SCCHN and, through an investigator-led study, idiopathic pulmonary fibrosis. We also intend to evaluate additional potential indications for setanaxib, and we may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from other diseases with significant unmet medical needs and limited treatment options, in particular orphan kidney and liver diseases.

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

Because we have limited financial and management resources, we focus on development programs and product candidates that we identify for specific indications. As such, we are currently primarily focused on completing development and continuing our commercialization of Nefecon and developing setanaxib, and we may forego or delay pursuit of opportunities with other product candidates or for other indications for Nefecon or our product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may be unable to successfully integrate new products or businesses we may acquire.

We may in the future expand our product pipeline by pursuing acquisition of new development programs, technology or product candidates. If an acquisition is consummated, the integration of the acquired business, product or other assets into our company may also be complex and time-consuming and, if such businesses, products and assets are not successfully integrated, we may not achieve the anticipated benefits, cost-savings or growth opportunities. Potential difficulties that may be encountered in the integration process include the following:

●	integrating personnel, operations and systems, while maintaining focus on developing and commercializing our existing product and product candidates;
●	coordinating geographically dispersed organizations;
●	distracting employees from operations; and
●	managing inefficiencies associated with integrating the operations of the acquired company or product into our own operations.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated, expose us to increased competition or challenges with respect to our products or geographic markets, and expose us to additional liabilities associated with an acquired business, product, technology or other asset or arrangement. Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions or arrangements after we have expended resources on them.

Even if our approved products or any future product candidate of ours receives regulatory approval, it may fail to achieve the degree of market acceptance among physicians, patients, third-party payors and the medical community necessary for commercial success.

Nefecon, which has received full approval in the US (under the brand name TARPEYO) and which has been granted conditional marketing authorization in the EU and the UK (under the brand name Kinpeygo), is our only approved product to date, but we and our commercialization partners may have other approved products in the future. These products and product candidates, if approved, may not achieve an adequate level of acceptance by physicians, patients, third-party payors and the medical community for commercial success. Despite the studies we have done on the IgAN commercial market opportunity and other pre-commercial activities that we have undertaken, there can be no assurance that we or our commercialization partners will be successful in marketing TARPEYO in the United States, Kinpeygo in the EU or the UK or, if approved, in other jurisdictions. In addition, efforts to educate the medical community and third-party payors on the benefits of Nefecon or other approved products may require significant resources and may not be successful or insufficiently successful to generate significant revenues or becoming profitable. While we believe that the US IgAN market could be adequately covered by a specialized salesforce of approximately 70 field representatives, we may underestimate the number of field representatives that we will actually require. While we believe physicians, patients and other members of the medical community may more readily accept and use Nefecon and our product candidates, if approved, as compared to entirely new chemical entities, Nefecon and our product candidates may nonetheless fail to gain sufficient market acceptance by physicians, patients, other healthcare providers and third-party payors. Market acceptance of our future products by physicians, patients and third-party payors will depend on a number of factors, many of which are beyond our control, including, but not limited to:

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

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid in the US, comparable foreign programs, private health insurers and other third-party payors are essential for most patients to be able to afford Nefecon or any of our future product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for our other products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize and attract additional collaboration partners to invest in the development of, our product candidates, if approved. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require patient out-of-pocket costs that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the US, the EU or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

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

Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exist among third-party payors in the US. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

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

Moreover, increasing efforts by governmental and third-party payors in the US, the EU and other jurisdictions to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We may experience pricing pressures in connection with the sale of Nefecon or any of our product candidates that receive approval due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, and government policies and efforts to contain costs could decrease the price we may receive for our approved products.

In addition, patients’ access to employer sponsored insurance coverage may be negatively impacted by economic factors that result in increased rates of unemployment. To the extent patients taking our current or future approved products become unemployed and experience a reduction to, or increased costs associated with, their insurance coverage, demand for our products could decline, which could have a material adverse effect on our sales and profitability, either as a result of decreased sales of our products and/or increased provision by us of free product to uninsured or commercially insured patients. The extent and duration of this potential impact on our business is currently unknown.

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

In the US, the Medicare Modernization Act, or MMA, contains provisions that call for the promulgation of regulations that expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. Further, the MMA provides that these changes to US importation laws will not take effect, unless and until the Secretary of the HHS certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. On September 23, 2020, the Secretary of the US Department of Health and Human Services, or HHS, made such certification to Congress, and on October 1, 2020, the FDA published a final rule that allows for the importation of certain prescription drugs from Canada. The FDA also issued additional guidance providing pathways for states to build and submit importation plans for drugs from Canada. Under the final rule, States and Indian Tribes, and in certain future circumstances pharmacists and wholesalers, may submit importation program proposals to the FDA for review and authorization. On September 25, 2020, CMS stated drugs imported by States under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. Separately, the FDA also issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. On January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances, but Legislation, or regulation allowing the reimportation of drugs, if enacted, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability.

We have only recently begun commercialization of the global Nefecon franchise and we have never previously commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize Nefecon or any other approved products on our own or together with suitable partners.

To achieve commercial success for any approved product, we must successfully develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into partnerships. While we have built a sales and marketing infrastructure to commercialize TARPEYO, we did not previously have a sales and marketing infrastructure and have no prior experience in the sale or marketing of biopharmaceutical products. We have begun to commercialize TARPEYO in the United States independently, and first reported commercial availability of TARPEYO in January 2022.

There are risks involved in establishing our own sales and marketing capabilities. We may fail to continue to launch or market our products effectively, including launching in new jurisdictions in which Nefecon receives approval, because we have limited experience in the sales and marketing of biopharmaceutical products. In addition, recruiting and training a sales force is expensive and time consuming. Factors that may inhibit our efforts to commercialize our products on our own include:

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

In the US and some foreign jurisdictions, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell Nefecon and any product candidates for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect our business, financial condition and results of operations.

Among policy makers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the US pharmaceutical industry. The ACA, among other things, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, will remain in effect through 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent US Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid Services, (“CMS”), Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve the quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. In addition, Congress has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage bulk purchasing and importation from other countries, including Florida’s Section 804 Importation Program (“SIP”) proposal to import certain drugs from Canada for specific state healthcare programs.

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

On April 26, 2023, the EC adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. If adopted in the form proposed, the proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our products in the EU and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status. In addition, many EU Member States periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures In some EU Member States, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EU Member State, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States.

On December 15, 2021, the Health Technology Regulation, or HTA Regulation, was adopted. The HTA Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the EU. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

Legislators, policymakers and healthcare insurance funds in the EU may continue to propose and implement cost-containing measures to keep healthcare costs down. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the US or any other jurisdiction. There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from Nefecon and other product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

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

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, the fact that we have received full approval for TARPEYO in the United States does not guarantee that we or our commercialization partners will receive full approval in other jurisdictions such as in the EU and UK. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the US, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the US, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

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

We may only promote or market our approved products for their specifically approved indications. TARPEYO received full approval by the FDA to reduce the loss of kidney function in adults with primary IgAN. Kinpeygo currently has conditional approval by the EC and the MHRA only for the treatment of primary (IgAN in adults at risk of rapid disease progression with a UPCR ≥1.5 gram/gram. In China, Macao and Singapore, Nefecon (under the name NEFEGAN in Singapore) has conditional approval for the treatment of primary IgAN in adults at risk of rapid disease progression, generally with a UPCR ≥1.5 gram/gram. We have trained and will continue to train our marketing and sales force against promoting TARPEYO, or any product candidate approved in the future for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our products for indications other than those approved by the FDA, the EC or comparable foreign regulatory authorities may not effectively treat such conditions, and may increase the adverse events when compared to use for its approved indication. Any such off-label use could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that that might require significant financial and management resources and that could harm our reputation.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur operating losses for the near future.

We are a commercial-stage pharmaceutical company with a limited operating history and only one recently approved product. Since our inception, we have incurred significant operating losses. We incurred total comprehensive losses of SEK 483.8 million and SEK 373.2 million for the years ended December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, we had an accumulated loss of SEK 2,305.6 million. Our losses resulted principally from costs incurred in clinical development of Nefecon and setanaxib, cost for sales and marketing activities in the US and from administrative costs associated with our operations. Any operating losses we incur, among other things, will cause our working capital and shareholders’ equity to decrease. We anticipate that our expenses will increase if and as we:

●	continue to develop and advance Nefecon, setanaxib and any other product candidates;
●	initiate and continue clinical development for Nefecon and setanaxib for PBC, head and neck cancer, Alport syndrome and other potential indications;
●	support our partners in pursuing regulatory approval for Nefecon in various jurisdictions;
●	seek regulatory approval for setanaxib and any other present and future product candidates that successfully complete clinical trials;
●	continue to build a sales, marketing and distribution infrastructure and scale-up external manufacturing to commercialize Nefecon and any other present or future product candidates that receive approval;
●	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement or invalidity claims and enforcing patents against third parties;
●	continue to add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts;
●	seek to expand development pipeline, including through potential in-licensing opportunities and strategic acquisitions;
●	expand our operations in the United States and Europe; and

●	experience any delays or encounter any issues with regards to any of the above, including, but not limited to, failed studies, ambiguous trial results, safety issues or other regulatory challenges, including any unforeseen costs we may incur as a result of clinical trial or supply chain delays or other business interruptions due to health pandemics, geopolitical tensions or other world events.

To date, we have funded our operations through public and private placements of equity securities, proceeds from credit facilities, upfront and milestone payments and interest income from the investment of our cash and financial assets. We have also begun to fund our operations with the proceeds from sales of TARPEYO in the United States and royalties from the sales by our commercialization partners in the EU and China.

To become and remain profitable, we must succeed in developing and commercializing products and product candidates that generate significant revenue. This will require that we and our commercialization partners be successful in a range of challenging activities, including in-licensing and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, including full regulatory approval for Kinpeygo in the EU and UK and for Nefecon in various jurisdictions, establishing marketing capabilities and ultimately selling any products which are approved. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve or maintain profitability. We anticipate incurring significant costs associated with commercializing our approved products. Our expenses could increase beyond our current expectations if we are required by the FDA, the EMA or comparable foreign regulatory authorities to perform clinical trials or studies in addition to those that we currently anticipate, including as a result of any post-approval commitments or trial requirements. Even though we have begun to generate revenue from the sale of approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our common shares and American Depositary Shares (“ADSs”) and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our common shares or ADSs could also cause you to lose all or part of your investment.

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

As of December 31, 2023, we had SEK 973.7 million in cash. Based on our current operating plan, we expect that our existing cash will be sufficient to fund our planned operations and capital expenditure requirements until we become profitable, subject to continued revenue growth of the Nefecon franchise. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect and we may not achieve profitability on the timeline we expect or ever. Our future capital requirements will depend on many factors, including:

●	the initiation, progress, timing, costs and results of clinical trials for Nefecon, setanaxib and future product candidates;
●	the number of potential new product candidates and indications we identify and decide to develop, if any;
●	the time and costs involved in obtaining regulatory approval for Nefecon and any of our product candidates that successfully complete clinical development, and any delays we may encounter as a result of evolving regulatory requirements or adverse clinical trial results with respect to any of our product candidates;
●	the extent to which we develop, in-license or acquire other product candidates and technologies;
●	the costs involved in growing our organization to the size needed to allow for the development and commercialization of Nefecon and any future approved products;

●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending against any invalidity or infringement claims raised by third parties;
●	the costs related to our obligations under our existing collaboration and licensing agreements and the entry into new collaboration and licensing agreements;
●	the cost and timing of future pre-commercialization activities and, with respect to any products that receive regulatory approval, post-commercialization activities, and costs involved in maintaining and, if necessary, expanding an effective sales and marketing organization;
●	the revenue we receive either directly from commercial sales or in the form of royalty, upfront or milestone payments from future sales of Nefecon or future product candidates, if approved;
●	the cost and timing of completion of commercial-scale manufacturing activities;
●	the effects of competing technological and market developments; and
●	the costs of operating as a public company in both the United States and Sweden.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from pandemics, global armed conflicts, financial market disruption or other factors could also adversely impact our ability to access capital as necessary. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or some of our product candidates or research programs or we may be unable to take advantage of future business opportunities.

Raising additional capital may cause dilution to holders of our common shares or ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Other than our term loan facility (the “Credit Agreement”) with Athyrium Capital Management, LP (“Athyrium”), we do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional external funding will be available on acceptable terms, or at all. Until we can generate substantial product revenues from sales of Nefecon or other approved products, if any, we expect to finance our operations predominantly through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

Under the Credit Agreement, Athyrium made available to us 92 million Euros, which we fully drew down. We used part of the proceeds from the Credit Agreement to repay in full outstanding obligations under our loan agreement with Kreos Capital VI (UK) Limited and Kreos Capital 2020 Opportunity (UK) Limited. The Credit Agreement contains financial covenants to maintain minimum unrestricted cash (including cash equivalents) and achieve minimum net revenue targets with respect to Nefecon. The Credit Agreement contains affirmative and negative covenants customary for a senior secured loan. The negative covenants under the Credit Agreement limit the ability of us and our subsidiaries to, among other things, dispose of assets, engage in certain mergers, acquisitions, and similar transactions, incur additional indebtedness, grant liens, make investments, pay dividends or make distributions or certain other restricted payments in respect of equity, prepay other indebtedness, enter into restrictive agreements, undertake fundamental changes or amend certain material contracts, in each case subject to certain exceptions. The Credit Agreement also contains certain customary events of default, including, but not limited to, a failure to comply with the covenants in the Credit Agreement. If an event of default has occurred and continues beyond any applicable cure period, the administrative agent or the required lenders may accelerate all outstanding obligations under the Credit Agreement and/or exercise any other remedies provided under the loan documents. See Item 5.B., Liquidity and Capital Resources, for more details on the Credit Agreement.

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

We have relied upon, and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our clinical trials and to monitor and manage data for our clinical programs. We rely on these parties for execution of our clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EC, the EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We are dependent on third parties to manufacture and distribute our products.

We have no manufacturing capabilities and rely on third-party manufacturers who are sole source suppliers for manufacturing of Nefecon. If our third-party manufacturers are unable to meet our demand, our ability to commercialize our products will be adversely impacted and could affect our ability to gain market acceptance for our products and negatively impact our revenues. Our dependence on third parties for the manufacture of our products may harm our profit margin on the sale of Nefecon and our ability to deliver Nefecon on a timely and competitive basis. Because we are ultimately responsible for ensuring supply of Nefecon to the market, it is critical that we maintain effective management practices and oversight with respect to our third-party manufacturers, including supply chain management.

We currently have no in-house distribution channels for Nefecon and we are dependent on third-party distributors to distribute such products. The outsourcing of our distribution function is complex, and we may experience difficulties that could reduce, delay or stop shipments of such products. If we encounter such distribution problems, and we are unable to quickly enter into a similar agreement with another distributor on substantially similar terms, distribution of Nefecon could become disrupted, resulting in lost revenues, provider dissatisfaction, and/or patient dissatisfaction.

Use of third parties to manufacture our products and product candidates may increase the risk that we will not have sufficient quantities of our product and product candidates or such quantities at an acceptable cost, and clinical development and commercialization of our product and product candidates could be delayed, prevented or impaired.

We do not own or operate manufacturing facilities for clinical or commercial production of our products or product candidates. We have limited personnel with experience in drug manufacturing and we lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We outsource all manufacturing and packaging of our nonclinical, clinical, and commercial products to third parties. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production and in maintaining required quality control. These problems include difficulties with production costs and yields and quality control, including stability of the product candidate.

We intend to rely on third-party manufacturers for the long-term commercial supply of Nefecon and for our development stage product candidates. We have a single CMO for each of Nefecon and setanaxib. We face risks inherent in relying on a single CMO, as any disruption, such as a fire, natural hazards, pandemic, epidemic, or outbreak of an infectious disease or vandalism at the CMO could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

Reliance on third-party manufacturers entails risks to which we may not be subject if we manufactured our product candidates or products ourselves, including:

●	reliance on the third party for regulatory compliance and quality assurance;

●	limitations on supply availability resulting from capacity and scheduling constraints of the third parties;
●	less control over cost increases resulting from inflationary pressures affecting raw materials and other supply chain components;
●	impact on our reputation in the marketplace if manufacturers of our products fail to meet the demands of our customers;
●	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and
●	the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

The failure of any of our contract manufacturers to maintain high manufacturing standards could result in injury or death of clinical trial participants or patients using our products. Such failure could also result in product liability claims, product recalls, product seizures or withdrawals, delays or failures in testing or delivery, cost overruns or other problems that could seriously harm our business or profitability.

Our contract manufacturers are required to adhere to FDA regulations setting forth cGMP and comparable foreign regulatory authority requirements. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our product candidates and any products that we may commercialize. Our manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our manufacturers are subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States to monitor and ensure compliance with cGMP. We are ultimately responsible for ensuring that our API and finished products are manufactured in accordance with cGMP regulations and similar regulatory requirements outside the United States, and it is therefore critical that we maintain effective management practices and oversight with respect to our third-party manufacturers, including routine auditing. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including shutdown of the third-party vendor or invalidation of drug product lots or processes, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our product candidates.

Our product and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. A health epidemic or pandemic and associated vaccine or treatment development and manufacturing efforts may increase demand for the services supplied by many third-party manufacturers, including some of those that we utilize for our products and product candidates, which may result in decreased availability of manufacturing slots at many such facilities. If the third parties that we engage to manufacture products for our developmental or commercial products should halt or cease to continue to do so for any reason, we likely would experience interruptions in cash flows and/or delays in advancing our clinical trials while we identify and qualify replacement suppliers, and we may be unable to obtain replacement supplies on terms that are favorable to us. Later relocation to another manufacturer will also require notification, review and other regulatory approvals from the FDA and other regulators and will subject our production to further cost and instability in the availability of our product candidates. In addition, if we are not able to obtain adequate supplies of our products and product candidates, or the drug substances used to manufacture them, it will be more difficult for us to sell our products and to develop our product candidates. This could greatly reduce our competitiveness and negatively affect our results of operations.

Our current and anticipated future dependence upon others for the manufacture of our products and product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize our marketed products and any other products that may obtain regulatory approval on a timely and competitive basis.

Materials necessary to manufacture our products and product candidates may not be available on commercially reasonable terms, or at all, which may delay the development and commercialization of our products and product candidates.

We rely on the manufacturers of our products and product candidates to purchase from third-party suppliers the materials necessary to produce the compounds for our nonclinical and clinical studies and rely on these other manufacturers for commercial distribution if we obtain marketing approval for any of our product candidates. Suppliers may not sell these materials to our manufacturers at the time we need them or on commercially reasonable terms and all such prices are susceptible to fluctuations in price and availability due to transportation costs, government regulations, price controls, and changes in economic climate or other foreseen circumstances. We do not have any control over the process or timing of the acquisition of these materials by our manufacturers. In addition, inflation and global supply chain disruptions, as well as past disruptions related to COVID-19 and potential future disruptions related to a future health epidemic or pandemic, wars, armed conflicts, and global geopolitical tension, including between the U.S. and China, have had and may continue to have a negative impact on our manufacturers’ ability to acquire the materials necessary for our business. Moreover, we currently do not have any agreements for the commercial production of these materials. If our manufacturers are unable to obtain these materials for our nonclinical and clinical studies, product testing and potential regulatory approval of our product candidates would be delayed, significantly impacting our ability to develop our product candidates. If our manufacturers or we are unable to purchase these materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would materially affect our ability to generate revenues from the sale of our product candidates.

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

Outside of the US, we intend to commercialize Nefecon through either regional partnerships or on a country-by-country basis. In Europe, we have entered into a commercialization agreement with STADA to commercialize Nefecon (approved under the name Kinpeygo) in the EU and the UK. STADA will also commercialize Nefecon in Switzerland, if approved in that jurisdiction. We have transferred the conditional marketing authorizations received from the EC and the MHRA to STADA. STADA has submitted requests to both the EMA and to the MHRA to convert the current conditional marketing authorizations for these territories into full marketing authorizations. In 2019, we granted a license to Everest, to develop and commercialize Nefecon for the treatment of IgAN and other potential indications in Greater China and Singapore and in March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. We have also entered into a commercialization agreement with Viatris Pharmaceuticals Japan Inc., a subsidiary of Viatris Inc., or Viatris, to commercialize Nefecon for the treatment of IgAN in Japan.

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

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for Nefecon, setanaxib and our other present and future product candidates, methods used to manufacture those products and the methods for treating patients using those products, or on licensing in such rights. Patent law relating to the scope of claims in the fields in which we operate is complex and uncertain, and we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. For example, although we co-own a single patent family relating to the formulation of Nefecon, which expires in 2029, such rights may not provide adequate protection against competitors. In January 2024, the United States Patent and Trademark Office, or USPTO, issued a new patent to us relating to the method of treating IgA nephropathy which expires in 2043; such rights may not provide adequate protection against competitors. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates. Patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology at issue. We cannot be certain that patents will be issued or granted with respect to future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable, or that they will provide effective commercial protection to our products. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations.

The standards applied by the USPTO, the European Patent Office or EPO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from future patent applications and the claim scope achieved may vary across territories.

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

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. If we were required to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, be certain that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively, or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We expect to continue to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

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

As a company incorporated and based in Sweden, our business is subject to risks associated with conducting business in Sweden, the US and internationally. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-US economies and markets;
●	developments in the ongoing Russia-Ukraine military conflict;
●	differing regulatory requirements for product candidate approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in non-US regulations and customs, tariffs and trade barriers;

●	changes in non-US currency exchange rates of the Swedish Krona, US dollar, Swiss franc and Euro and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain international markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our employee stock plan or equity incentive plan;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	an outbreak of a contagious disease, such as coronavirus, which may cause us or our distributors, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.

The United Kingdom’s, or UK, withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has changed the regulatory relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency, or MHRA, is now the UK’s standalone regulator for medicinal products and medical devices. Great Britain (England, Scotland and Wales) is now a third country to the EU. Northern Ireland will, with regard to EU regulations, continue to follow the EU regulatory rules for now.

Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since January 1, 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the UK. As a result, since this date, companies established in the UK cannot use the EU centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the UK. All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on January 1, 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland currently remains within the scope of EU authorizations in relation to centrally authorized medicinal products. Accordingly, until the Windsor Framework is implemented in Northern Ireland on January 1, 2025, products falling within the scope of the EU centralized procedure can only be authorized through UK national authorization procedures in Great Britain.

The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedures which entered into application on January 1, 2024. Since January 1, 2024, the MHRA may also rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures are considered to be authorizations for the purposes of the IRP.

There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU, but have been tailored for the market. This includes the criterion that prevalence of the condition in Great Britain, rather than the EU, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in Great Britain.

Since a significant proportion of the regulatory framework in the UK applicable to our business and our product candidates is derived from EU Directives and Regulations, Brexit could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the UK or the EU, now that UK legislation has the potential to diverge from EU legislation. It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

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

Due to the international scope of our operations, our assets, earnings and cash flows are affected by fluctuations in the exchange rates of several currencies, particularly the Swedish Krona, the US dollar, the Swiss franc and the Euro. The functional currency of Calliditas Therapeutics AB and our consolidated subsidiaries is the Swedish Krona and a significant portion of our operating expenses are paid in US dollars, Swedish Krona and Swiss francs. The operating currency of our French and Swiss subsidiaries are the Euro and the Swiss franc, respectively.

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

If our information technology systems, or those of third parties upon which we rely, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences.

In the ordinary course of our business, we, and the third parties upon which we rely, may collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information).

Cyberattacks, malicious internet-based activity, and online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. For example, we have operations and third parties upon which we rely to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts.

We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, and telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats.

In particular, severe ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Our partially remote workforce poses increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, quality assurance, medical affairs and pharmaceutical promotion compliance tools and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of the third parties upon whom we rely) to provide our products. interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their information technology systems could also have a material adverse effect on our business. To the extent that any security incident or interruption were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and address vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business.

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

We are subject to stringent and evolving US and foreign laws, regulations, rules, contractual obligations, industry standards, and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, a disruption of our business operation, reputational harm, loss of revenue or profits, loss of customers or sales and other adverse business consequences.

In the ordinary course of our business, we process personal data and other sensitive information Our data processing activities subject us, and any potential collaborators, numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws and regulations, including health information privacy laws, data breach notification laws, personal data privacy laws, and consumer protection laws, including Section 5 of the Federal Trade Commission Act could apply to our operations or the operations of our collaborators. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by HITECH. To the extent that we act as a business associate to a healthcare provider engaging in electronic transactions, we may also be subject to the privacy and security provisions of HIPAA, as amended by HITECH, which restricts the use and disclosure of protected health information, mandates the adoption of standards relating to the privacy and security of protected health information, and requires the reporting of certain security breaches to healthcare provider customers with respect to such information. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we violate HIPAA.

In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 or CPRA, (collectively, “CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the EU’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD) (Law No. 13,709/2018), and China’s Personal Information Protection Law or PIPL impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to €20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of a company’s global annual revenues, whichever is greater, or private litigation related to processing of personal data brought by classes of data subjects, or consumer protection organizations authorized at law to represent their interests. There has been limited enforcement of the GDPR to date, particularly in pharmaceutical development, so we face uncertainty as to the exact interpretation of the new requirements on our trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdiction have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area or EEA and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we may face significant adverse consequences, including limiting our ability to conduct clinical trial activities in Europe and elsewhere, limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws, the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial penalties and fines, the inability to transfer data and work with partners, vendors, and other third parties, and injunctions against processing or transferring personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to or other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Compliance with US and international data privacy and security obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal data, as well as the providers who share this data with us, may limit our ability to collect, use and disclose the data. Claims that we have violated individuals’ privacy rights, failed to comply with data privacy and security laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

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

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations.

If we or our third-party processors on which we rely fail, or are perceived to have failed. to address or to comply with applicable data privacy and security obligations, we could face significant consequences, including but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

As a European public company with a registered office in Sweden, we will likely be subject to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive.

A growing number of investors, regulators, self-regulatory organizations and other stakeholders have expressed an interest in Environmental, Social and Corporate Governance (“ESG”) matters, and are requiring more robust ESG disclosures. The related legislative landscape in the EU has been evolving accordingly. For example, EU Directive No 2464/2022 on Corporate Sustainability Reporting (“CSRD”) was adopted and entered into force on January 5, 2023, amending the current EU Accounting Directive No 2013/34. The CSRD introduces new mandatory reporting obligations that will require the publication of audited sustainability information. The CSRD is supplemented by EU Delegated Regulation No 2023/2772 which establishes the first set of European Sustainability Reporting Standards (“ESRS”), which are applicable to in-scope EU entities. Further reporting standards are due to be adopted by June 2026, including for in-scope non-EU entities.

The CSRD and ESRS require certain mandatory disclosures, as well as disclosures of certain “material” sustainability matters in the company’s own operations, those of their subsidiaries and those of their value chain. The identification of material sustainability matters requires a “double materiality” assessment. This means that in-scope entities will have to assess both financial materiality (i.e., sustainability matters which generate risks or opportunities that affect, or could reasonably be expected to affect, the company’s financial position, financial performance, cash flows, access to finance or cost of capital over the short, medium or long term) and impact materiality (i.e., the company’s material actual or potential, positive or negative impacts on people or the environment over the short-, medium- and long-term.). Sustainability matters are material if they satisfy one or both of these materiality tests.

The CSRD applies to entities with securities admitted to trading on an EU regulated market, as well as large EU companies, EU parents of a “large group”, and to listed EU small or medium-sized enterprises, amongst others. It will also apply to non-EU companies that have a certain threshold of EU-generated turnover and an in-scope EU subsidiary or EU branch meeting the turnover thresholds. Companies subject to the CSRD are required to fulfil their reporting obligations in accordance with a staggered timeline depending on the category of company. The first reports are expected in 2025 for the 2024 financial year, predominantly for entities with securities admitted to trading on an EU regulated market, and in 2026 for the 2025 financial year for many other EU companies (including EU subsidiaries of non-EU parents) that are not listed on an EU regulated market but meet the relevant size thresholds.

In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters and report on these. Reporting on ESG goals and objectives may cause us to expend significant capital and human resources, and could divert management’s attention from central operational matters. Reports could also lead to the disclosure of information that which may have a negative impact on our operations and reputation which may lead to additional exposure. Failure to accurately comply with any ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend, in so far as is permitted by applicable laws, to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biotechnology and pharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators, including equivalent foreign regulators. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, product candidates or products. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

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

Our current and future operations may be directly, or indirectly through our relationships with investigators, health care professionals, customers and third-party payors, subject to various US federal and state healthcare laws and regulations, including, without limitation, the US federal Anti-Kickback Statute. Healthcare providers, including physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws impact, among other things, our sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payors, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we research as well as market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the US federal government and the states in which we conduct our business. Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

●	the US federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under US federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The definition of the “remuneration” under the federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, manufacturers have been prosecuted for causing false claims to be submitted because of off-label promotion purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;
●	HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, and business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs;
●	the US federal legislation commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologicals and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians (as defined by such law) and their immediate family members;

●	analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the US federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral source, state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
●	the national laws of individual EU Member States and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers. Outside the United States, interactions between pharmaceutical companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

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

It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid or comparable foreign healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations. Prohibitions or restrictions on sales or withdrawal of marketed products could materially affect business in an adverse way. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, that person or entity may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

The market price of the ADSs and our common shares has fluctuated significantly, and may continue to fluctuate significantly due to a variety of factors, including:

●	the commencement, enrollment or results of our planned and future clinical trials;
●	positive or negative results from, or delays in, testing and clinical trials by us, strategic partners or competitors;

●	the amount of revenue from sales of TARPEYO in the United States, Kinpeygo in the EEA and UK, and Nefecon in other jurisdictions, if approved;
●	delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;
●	technological innovations or commercial product introductions by us or competitors;
●	changes or developments in laws or regulations applicable to our product candidates;
●	developments concerning proprietary rights, including patents and litigation matters;
●	public concern relating to the commercial value or safety of any of our product candidates;
●	the loss of any of our key scientific or management personnel;
●	announcements concerning our competitors or the biopharmaceutical industry in general;
●	actual or anticipated fluctuations in our operating results;
●	financing or other corporate transactions;
●	publication of research reports or comments by securities or industry analysts;
●	general market conditions in the biopharmaceutical industry or in the economy as a whole, including pandemics, bank failures, global armed conflicts, and related global economic uncertainty;
●	the trading volume or our ADSs on The Nasdaq Global Select Market or our common shares on Nasdaq Stockholm;
●	sales of our ADSs or common shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
●	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or Sweden;
●	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the pharmaceutical industry;
●	investors’ general perception of us and our business; and
●	other events and factors, many of which are beyond our control.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report on our internal control over financial reporting. In addition, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

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

In connection with our preparation and the audits of our financial statements as of and for the years ended December 31, 2022 and 2023, we identified material weaknesses as defined under the Exchange Act and by the Public Company Accounting Oversight Board (United States) in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. All of these material weaknesses are described in detail in Item 15.B, “Management’s Annual Report on Internal Control over Financial Reporting.”

We initially identified some of these material weaknesses in our preparation and the audits of our financial statements as of and for the year ended December 31, 2022 and initiated a remediation plan, as further described in Item 15.B, to remediate the material weaknesses and to enhance our overall control environment. In fiscal 2023, we were able to complete remediation of the prior material weakness related to Entity-level control environment, IT Processes, and Payroll, and we continue to take action to remediate the remaining material weaknesses, including steps to increase dedicated resources, improve reporting processes and enhance related supporting technology. We will continue to enhance documentation of our risks-related controls and related assertions to facilitate tracking and analyzing internal control deficiency trends to support timely remediation. We will continue to leverage an outsourced team to perform independent testing of our internal controls throughout the year. We are committed to strengthen and further improve our internal control environment and implementing measures designed to help ensure that control deficiencies contributing to the material weakness are remediated as soon as possible, as further described below.

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

We are subject to reporting obligations under US securities laws and the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in this annual report. As a result of the material weaknesses identified above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs. For example, we have identified material weaknesses in our internal control over financial reporting related to our financial statement closing process. For example, we did not adequately design or execute controls that address the relevant financial statement assertions over the Financial Statement Close and Reporting Process. Specifically, we did not adequately design or execute internal controls over certain aspects of management review procedures, certain aspects of journal entry approvals and processing, general ledger master data maintenance, share-based payments and income taxes.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting and we are also required, as of this annual report, to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. Based upon our evaluation, as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with the Exchange Act Rule 13a-15(e), as a result of the material weaknesses in our internal control over financial reporting, as discussed in Item 15 of this report, were not effective. We may in the future discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Moreover, our internal controls over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Moreover, we are aware that the remote working arrangements which is a function of specific roles potentially present new areas of risk, and we are carefully monitoring any impact to our internal controls and procedures.

If we continue to be unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, the market price of our common shares could decline and we could be subject to sanctions or investigations by The Nasdaq Global Market, the SEC or other regulatory authorities.

Concentration of ownership of our common shares (including common shares in the form of ADSs) among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors, greater than five percent shareholders and their affiliates beneficially own approximately 28.4% of our outstanding common shares (including common shares in the form of ADSs) as of February 29, 2024. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure, and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that you may believe are in your best interest as one of our shareholders. Some of these persons or entities may have interests different than yours. For example, to the extent certain shareholders purchased their shares or ADSs at prices below those at which other shareholders purchased theirs and have held their common shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other shareholders.

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

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed US companies, including an affirmative determination that all members of the audit committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, Nasdaq’s corporate governance rules require listed US companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares, which we are not required to follow, and do not intend to follow, as a foreign private issuer. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to US domestic issuers.

We may in the future lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the US or (b) (i) a majority of our executive officers or directors may not be US citizens or residents, (ii) more than 50 percent of our assets cannot be located in the US and (iii) our business must be administered principally outside the US. We are required to evaluate our foreign private issuer status as of June 30 of each year. If we lose foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our management team.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2023, we do not believe that we were a PFIC for our taxable year ending December 31, 2023. Because PFIC status is a fact specific determination that generally cannot be made until the close of the taxable year in question, the calculation of the value of our non-cash assets may be based in part on the value of our common shares or ADSs, the value of which may fluctuate considerably, and we hold a substantial amount of cash and cash equivalents, our PFIC status may change from year to year, it is difficult to predict whether we will be a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC. Our US counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.

Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average percentage of our gross assets (determined under applicable Treasury Regulations) consists of assets that produce, or are held for the production of, passive income. If we are a PFIC for any taxable year during which a US Holder (as defined below in “Item 10.E—Taxation—Certain United States Federal Income Tax Consequences”) holds our common shares, or ADSs, the US Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. Each US Holder is strongly urged to consult its tax advisor regarding these issues. For further discussion of the adverse US federal income tax consequences in the event we are classified as a PFIC, see “Item 10.E—Taxation—Certain United States Federal Income Tax Consequences.”

If a United States person is treated as owning at least 10% of our common shares or ADSs, such holder may be subject to adverse US federal income tax consequences.

If a US Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares or ADSs, such US Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. Because our corporate group currently includes one or more US subsidiaries, our non-US subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in US property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation.

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

Our tax treatment is subject to changes in tax laws, regulations and treaties, or, in each case, the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development’s (OECD), Base Erosion and Profit Shifting, Project (including “BEPS 2.0”), the EC’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. In addition, on October 8, 2021, the OECD announced an agreement by members of the Inclusive Framework delineating an implementation plan, and on December 20, 2021, the OECD released model rules for the domestic implementation of a 15% global minimum tax. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

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

We could be subject to securities class action litigation or other litigation matters.

From time to time we may become involved in certain litigation matters. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Although we intend to vigorously defend our interests in any litigation matters, there is no guarantee that we will be successful and we may have to pay damages awards or otherwise may enter into settlement arrangements in connection with such matters.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs. Even if we are successful in defending our interests in each matter, litigation with respect to such matters could result in substantial costs and significant adverse impact on our reputation and divert management’s attention and resources, which could have a material adverse effect on our business, operating results or financial condition

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

We were formed in 2004 in order to develop and commercialize Nefecon, which we acquired from Nefecon’s inventors, Professors Bengt Fellström and Roger Hällgren at Uppsala University, Sweden. We are led by an experienced and dedicated management team with more than 15 years of prior experience on average in the pharmaceutical industry, including at leading pharmaceutical companies such as GlaxoSmithKline, Novo Nordisk, Astra Zeneca, Pfizer and UCB. Our board of directors includes highly qualified researchers, pharmaceutical sector executives and experts in the fields of drug development, corporate development and pharmaceutical commercialization. We are supported by a highly regarded network of leading experts within the field of IgAN, including prominent IgAN specialists throughout the world that serve as external advisors and investigators on clinical trials of Nefecon.

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

The US Food and Drug Administration, or FDA, approved Nefecon under the brand name TARPEYO under accelerated approval on December 15, 2021 and we reported commercial availability in the United States in January 2022. Under accelerated approval, the indication for TARPEYO (budesonide) delayed release capsules (4mg) is reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5gram/gram. In June 2023, we submitted a supplemental New Drug Application, or sNDA, to the FDA seeking to convert the accelerated approval to full approval for TARPEYO. On December 20, 2023, the FDA granted full approval to TARPEYO for a new indication to reduce the loss of kidney function in adults with IgAN who are at risk for disease progression. The European Commission, or EC, granted conditional marketing authorization for Nefecon under the name Kinpeygo (budesonide) capsules for the treatment of primary IgAN in adults at risk of rapid disease progression with a UPCR ≥1.5 gram/gram on July 15, 2022 and our licensee STADA Arzneimittel AG, or STADA, announced commercial availability in Germany in September 2022, and in Greece under a Special Import License since June 2023. On February 1, 2023, the Medicines and Healthcare products Regulatory Agency, or MHRA, of the UK granted Conditional Marketing Authorization for Kinpeygo for the same indication as the EC. STADA submitted requests to both the EMA, in September 2023, for the EU and to the MHRA, in October 2023, for the UK to convert the current conditional marketing authorization for these territories into a full marketing authorization. A decision is expected from the EMA during the first half of 2024. Nefecon received conditional approval from China’s National Medical Products Administration on November 24, 2023 for the reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR, ≥1.5gram/gram and approval from the Pharmaceutical Administration Bureau of the Macau Special Administrative Region on October 27, 2023 for the same indication. Nefecon received approval from Singapore’s Health Science Agency for the reduction of proteinuria in adults with IgAN at risk of rapid disease progression, generally a UPCR ≥1.5 g/g on March 19, 2024.

TARPEYO was the first treatment ever approved for the US market indicated for patients with IgAN. The FDA approved TARPEYO under the accelerated approval pathway based on the reduction in proteinuria and supportive data on the estimated Glomerular Filtration Rate, or eGFR, a measure of kidney function, shown in Part A of our pivotal NefIgArd trial. We reported topline results from the full NefIgArd clinical trial in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The results indicate that Nefecon was generally well-tolerated and the safety profile was consistent with that observed in Part A of the trial. These results were the basis for the June 2023 sNDA submission to the FDA to convert the accelerated approval to full approval for TARPEYO.

Nefecon as TARPEYO was granted seven years orphan drug exclusivity in the United States, expiry December 15, 2028, based on the initial indication based on proteinuria. Following the full approval in December of 2023, a new orphan drug exclusivity period of 7 years was granted for the new indication, expiring in December 2030. Kinpeygo, was granted ten years orphan market exclusivity by the EC, expiry July 15, 2032, and by the MHRA, expiring February 1, 2033.

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

We are also developing a novel platform of nicotinamide adenine dinucleotide phosphate, or NADPH, oxidase, or NOX, inhibitors, which we intend to primarily develop for orphan diseases with fibrotic pathology, with a main focus on kidney and liver diseases. From this platform, we are developing setanaxib, a NOX inhibitor, for the treatment of primary biliary cholangitis, or PBC. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b clinical trial, in which we randomized the first patient in February 2022. Setanaxib will be administered to approximately 70-80 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to ursodeoxycholic acid, a generic drug also known as ursodiol or UDCA in a global trial conducted in 80-130 investigational centers in North America, Europe, Israel, Australia and New Zealand. The primary endpoint is alkaline phosphatase (ALP) reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). Following favorable safety data from a Phase 1 study, this trial will evaluate two dosing regimens of 1200mg/daily and 1600mg/daily. We expect data to read out data in the third quarter of 2024, and this analysis will determine which dose of setanaxib will be used for a future potential Phase 3 study. Setanaxib was granted fast track designation by the FDA in August 2021. We are also conducting a proof of concept, Phase 2 clinical trial of setanaxib administered in conjunction with pembrolizumab, a check point inhibitor, in squamous cell carcinoma of the head and neck, or SCCHN, in order to explore setanaxib’s use as a treatment approach in cancers with high levels of tumors associated fibroblasts, or CAFs. We are also currently conducting a Phase 2 clinical trial of setanaxib in Alport syndrome, which we initiated in November 2023.

Our Pipeline

The following table summarizes the development stage and status of our portfolio of key product candidates:

Our Strategy

We aim to apply our interdisciplinary expertise in pharmaceutical product development to identify, develop and commercialize novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. To achieve this objective, we intend to pursue the following strategies:

●	Support our partners in pursing regulatory approval for TARPEYO and Kinpeygo. We reported positive topline results from the full NefIgArd Phase 3 clinical trial in March 2023. Based on the topline results from the NefIgArd trial, our partner STADA has submitted requests to both the EMA, in September 2023, for the EU and to the MHRA, in October 2023, for the UK to convert the current conditional marketing authorization for these territories into a full marketing authorization. We expect a decision from EMA in the first half of 2024. Full approval for TARPEYO in the US was received in December of 2023. We are also supporting our partners Everest and Viatris in pursuing regulatory approvals of Nefecon in various jurisdictions in Asia.
●	Maximize the potential of Nefecon, where approved, through commercialization independently and through collaborations with third parties. Since the approval of TARPEYO in the United States in December 2021, we have been commercializing TARPEYO independently in the United States through a targeted commercial sales infrastructure. We launched TARPEYO in the United States in January 2022. Based on third party research we commissioned to assess the US nephrologist IgAN market, we believe this market can be served by a targeted and dedicated number of marketing and medical sales specialists to efficiently cover the approximately 4-5,000 nephrologists focused on our target patient population in the United States. In 2019, we granted a license to Everest to develop and commercialize Nefecon for IgAN and other potential indications in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, the UK and, if approved, in Switzerland. In December 2022, we entered into an exclusive license agreement with Viatris to register and commercialize Nefecon for the treatment of IgAN in Japan. We retain worldwide rights to Nefecon other than in Greater China, Singapore, the Republic of Korea, Europe and Japan and have entered into a Managed Access Program Distribution Agreement with TannerGAP, Inc. and Tanner Pharma UK Limited, or Tanner, under which Tanner agrees to act as the exclusive distributor for Calliditas to provide pre-approval access to the TARPEYO in response to requests by physicians, hospitals, pharmacies, distributors, ministries of health or other parties on behalf of specific or named patients, when the TARPEYO is not approved or licensed for use in the named patient’s home country.
●	Efficiently advance our first-in-class NOX platform candidate setanaxib through clinical trials. We believe that our leading product candidate, setanaxib, has potential to meaningfully impact fibrosis and inflammation, and hence provide significant benefit in orphan diseases, including in PBC. Setanaxib is the first clinical product candidate within the newly created “-naxib” international nonproprietary name stem designated by the World Health Organization. We are currently conducting a Phase 2/3 clinical trial in patients with PBC who have more advanced signs of liver fibrosis, as measured by Fibroscan. We are also conducting a proof of concept, Phase 2 clinical trial in SCCHN with setanaxib, administered in conjunction with pembrolizumab, a checkpoint inhibitor, in order to explore setanaxib’s use as a treatment approach in cancers with high levels of CAFs. In preclinical studies setanaxib has been shown to significantly reduce levels of CAFs in relevant mouse models of head and neck cancer, which in conjunction with administration of immunotherapies have resulted in tumor size reduction and overall survival benefits. Based on supportive pre-clinical data generated during 2022, we initiated a Phase 2a study with setanaxib in about 20 patients with Alport syndrome in November 2023.
●	Complement our existing pipeline by selective acquisitions or in-licensing of product candidates focused on nephrology, hepatic or orphan diseases. We actively seek to complement our existing pipeline by selectively acquiring or in-licensing additional product candidates that present a strong strategic and commercial fit. We believe that our team is well-positioned to identify attractive assets and accelerate their development. In particular, we seek to expand our pipeline with product candidates with an attractive risk/reward profile, such as those that have demonstrated proof-of-concept in patients, are in late-stage clinical development or can be rapidly advanced to market approval. We currently focus on, and we expect to continue to focus on, nephrology, hepatic and orphan diseases for our business development efforts.

Our Company and Management Team

We were formed in 2004 and we acquired Nefecon from Professors Bengt Fellström and Roger Hällgren at Uppsala University, Sweden. We are led by an experienced and dedicated management team with significant pharmaceutical industry experience, including at leading pharmaceutical companies such as GlaxoSmithKline, Novo Nordisk, Astra Zeneca, Pfizer and UCB. Our board of directors includes highly qualified researchers, pharmaceutical sector executives and experts in the fields of drug development, corporate development and pharmaceutical commercialization. We are supported by a highly regarded network of leading renal and hepatic experts, including prominent IgAN specialists throughout the world that serve as external advisors and investigators on clinical trials of Nefecon.

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

We reported topline results from the Phase 3 NefIgArd clinical trial in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The eGFR benefit was observed across the entire study population, irrespective of UPCR baseline. UPCR reductions observed were durable, reflecting a long-lasting treatment effect during the 15 month follow-up period off treatment. The results indicate that Nefecon was generally well-tolerated and the safety profile was consistent with that observed in Part A of the trial. The NefIgArd trial was completed in June 2023 when the final 29 patients in China (not required for global submission purposes) completed nine months of treatment and 15 months of observation.

The FDA has approved TARPEYO (developed under the name of Nefecon) under the accelerated approval pathway based on the reduction in proteinuria. TARPEYO was the first ever approved treatment on the US market indicated for patients with IgAN. Based on the topline results from the Phase 3 NefIgArd clinical trial, in June 2023, we submitted an sNDA to the FDA seeking to convert the accelerated approval to full approval for TARPEYO. On December 20, 2023, the FDA granted full approval to TARPEYO for a new indication to reduce the loss of kidney function in adults with IgAN who are at risk for disease progression.

The EC has granted conditional marketing authorization for Nefecon under the name Kinpeygo (budesonide) capsules for the treatment of IgAN in adults at risk of rapid disease progression with a UPCR ≥1.5 gram/gram. On February 1, 2023, the MHRA granted conditional marketing authorization for Kinpeygo for the same indication as the EC. Our partner STADA has submitted requests to both the EMA, in September 2023, for the EU and to the MHRA, in October 2023, for the UK to convert the current conditional marketing authorization for these territories into a full marketing authorization.

TARPEYO was granted seven years orphan drug exclusivity in the United States, expiring December 15, 2028, for the accelerated approval indication, and was recently awarded orphan exclusivity through December 20, 2030 for that portion of the full approval indication not covered by the accelerated approval indication. Kinpeygo was granted ten years orphan market exclusivity by the EC, expiring in July 15, 2032, and by the MHRA, expiring February 1, 2033. Since the approval of TARPEYO in the United States in December 2021, we have been commercializing TARPEYO independently in the United States through a targeted commercial sales infrastructure. We launched TARPEYO in the United States in January 2022. In 2019, we granted a license to Everest to develop and commercialize Nefecon for IgAN and other potential indications in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, the UK and, if approved, in Switzerland. In December 2022, we entered into an exclusive license agreement with Viatris to register and commercialize Nefecon for the treatment of IgAN in Japan. We retain worldwide rights to Nefecon other than in Greater China, Singapore, the Republic of Korea, the EEA, Switzerland, the UK and Japan and have entered into a Managed Access Program Distribution Agreement with Tanner, under which Tanner agrees to act as the exclusive distributor for Calliditas to provide pre-approval access to the TARPEYO in response to requests by physicians, hospitals, pharmacies, distributors, ministries of health or other parties on behalf of specific or named patients, when the TARPEYO is not approved or licensed for use in the named patient’s home country.

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

Treatment Landscape for IgAN Patients

Until the approval of TARPEYO and Kinpeygo (developed under the project name of Nefecon), there were no approved treatment options for IgAN. Physicians have attempted to control disease progression with a variety of off-label treatments. KDIGO (kidney disease improving global outcomes) Guidelines, a standard clinical assessment classification system used to predict risk for progression of kidney disease, were last updated in 2020, prior to the accelerated approval of TARPEYO. It recommends the use of blood pressure-lowering agents that inhibit or block the renin-angiotensin system, or RAS, using either inhibitors of angiotensin converting enzyme, or ACE inhibitors, or angiotensin receptor blockers, or ARBs. RAS inhibition reduces pressure in the kidney glomeruli, thereby lowering leakage and protein excretion in urine. Treatment via RAS inhibition is primarily symptomatic and does not address the underlying cause of IgAN. Over time, a significant proportion of patients experience continued deterioration of kidney function.

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

The seriousness of these adverse events in patients with IgAN has been documented in two independent clinical trials investigating the safety and efficacy of systemic corticosteroids monotherapy and in combination with immunosuppressives. In the Therapeutic Evaluation of Steroids in IgA Nephropathy Global, or TESTING, clinical trial that was started in 2012 and conducted by The George Institute for Global Health based in Sydney, Australia, 262 patients who had progressive IgAN despite treatment with RAS blockade agents were randomized to receive oral corticosteroid methylprednisolone or placebo. A significantly higher rate of serious infections and two infection-related deaths were observed in patients receiving oral methylprednisolone, leading to temporary suspension of the trial in 2015 and a restart again in 2017 with a lower dose of methylprednisolone. Recently published results suggest this risk may be somewhat mitigated by reducing the dose of methylprednisolone and by administering prophylactic antibiotic treatment. In the open-label Supportive Versus Immunosuppressive Therapy for the Treatment of Progressive IgA Nephropathy, or STOP-IgAN, trial conducted by Rheinisch Westfälische Technische Hochschule of Aachen University in 162 patients, there was also an increase in the rate of serious infections including one infection related death in the 82 patients who received immunosuppressive therapy (systemic corticosteroids monotherapy or in combination with cyclophosphamide and azathioprine) in addition to supportive care. In this trial, immunosuppressives were not observed to have a lasting effect on proteinuria and there was no significant difference in the decline in eGFR. The STOP-IgAN trial concluded that the addition of immunosuppressive therapies, including systemic corticosteroids, to comprehensive supportive care was not beneficial in IgAN. We are expecting that the KDIGO Guidelines will be updated during 2024 and that these will include TARPEYO.

Our Solution: Nefecon

Nefecon is a proprietary, novel, oral formulation of budesonide, designed to deliver budesonide to the ileum of the small intestine, where the Peyer’s patches are concentrated. Budesonide is a corticosteroid with potent glucocorticoid activity and weak mineralocorticoid activity that undergoes substantial first pass metabolism, resulting in limited systemic exposure. Nefecon was designed as a 4 mg delayed release capsule with an enteric coating so that it remains intact until it reaches the ileum. Each capsule contains beads coated with various polymers and budesonide designed to target the area with the highest concentration of Peyer’s patches, with the intention of having a disease-modifying effect.

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

We have combined our proprietary formulation technology with know-how developed internally to create Nefecon. We believe this proprietary formulation will constitute a barrier to entry that would require significant time, focus and investment for a competitor to overcome. TARPEYO was initially granted seven years orphan drug exclusivity in the United States which was to expire on December 15, 2028, and was recently extended to December 2030 based on receiving full approval of TARPEYO. Kinpeygo was granted orphan drug market exclusivity in the EU and the UK, which will provide marketing exclusivity until July 15, 2032 and February 1, 2033, respectively.

Nefecon Phase 3 Clinical Trial (NefIgArd Trial)

We completed our global pivotal Phase 3 clinical trial in IgAN, which we refer to as NefIgArd. NefIgArd was a double-blind, placebo-controlled, two-part phase 3 clinical trial comparing nine months of Nefecon 16 mg once daily to placebo in IgAN patients on a stable recommended or maximum tolerated dose of RAS inhibitor therapy for control of blood pressure. We randomized our first patient in NefIgArd in November 2018, the results of the first part of the trial were published in a peer reviewed journal in October 2022, topline data from the full study were reported in March 2023, and full results from the trial were published in a peer reviewed journal in August 2023.

Trial Design

The first part of NefIgArd, which we refer to as Part A, was designed to evaluate reduction of the surrogate marker proteinuria, measured by the urine protein to creatinine ratio, or UPCR as its primary endpoint, which is the same endpoint used in our previously completed NEFIGAN clinical trial. In addition, a key secondary endpoint of Part A was the difference in kidney function between treated and placebo patients as measured by eGFR. This key secondary endpoint in Part A, measured over a nine-month period, provided information relevant to the primary endpoint of Part B.

The second part, which we refer to as Part B, was the post-approval confirmatory part of the trial designed to provide evidence of long-term renal benefit. Completion of enrollment of the additional 160 patients required for Part B took place in January 2021. The total number of 360 patients was required to sufficiently power the trial to assess the difference in kidney function between Nefecon-treated and placebo patients as measured by eGFR over a two-year period from the start of dosing of each patient. We reported positive topline results of Part B in March 2023. Across both parts of the study, NefIgArd enrolled a total of 366 patients in the global study.

NeflgArd Interim Results

We reported interim topline results in November 2020. The complete interim results from NeflgArd were published in a peer reviewed journal, Kidney International, in October 2022. The analysis set included 199 patients diagnosed with IgAN and who were on a background of optimized and stable renin-angiotensin system, or RAS inhibitor therapy. The patients were randomized in a 1:1 ratio into one of two arms-Nefecon 16 mg/day or placebo-and treated orally for nine months daily.

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

NeflgArd Full Results

We reported topline results for the full study in March 2023. The analysis included 364 patients diagnosed with primary IgAN and who were on a background of optimized and stable renin-angiotensin system (RAS) inhibitor therapy. The patients were randomized in a 1:1 ratio into one of two treatment groups – Nefecon 16 mg/day orally or placebo – and treated for nine months daily, and then monitored for 15 months off-drug.

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

All patients enrolled into the NefIgArd trial have completed the 9-month treatment period and 15 months of observational follow-up. The last patient in China completed the study in June 2023 so the study has therefore concluded.

Open-Label Extension Trial

An open-label extension trial, or the OLE trial, for eligible patients who have completed treatment in Part A and Part B of NefIgArd is ongoing. The OLE trial commenced when the first patient completed both Part A and Part B of NefIgArd, which occurred in the fourth quarter of 2020, and we reported dosing of the first patient in February 2021. We expect the OLE trial to complete in first half of 2024.

Regulatory Approval and Plans

The FDA granted accelerated approval to TARPEYO on December 15, 2021 and we reported commercial availability of TARPEYO in the United States in January 2022. The FDA granted full approval to TARPEYO in December 2023 for a new indication to reduce the loss of kidney function in adults with IgAN who are at risk for disease progression.

The EC granted conditional marketing authorization for Kinpeygo on July 15, 2022 and our licensee STADA announced commercial availability in Germany in September 2022 and in Greece under a Special Import License since June 2023. On February 1, 2023, the MHRA granted conditional marketing authorization for Kinpeygo. Our partner STADA has submitted requests to both the EMA, in September 2023, for the EU and to the MHRA, in October 2023, for the UK to convert the current conditional marketing authorizations for these territories into a full marketing authorizations. We expect a decision from EMA in the first half of 2024.

TARPEYO was initially granted seven years orphan drug exclusivity in the United States which was to expire on December 15, 2028, and was recently extended to December 2030 based on receiving full approval of TARPEYO. Kinpeygo was granted ten years orphan market exclusivity by the EC, expiry July 15, 2032, and by the MHRA, expiring February 1, 2033.

Commercialization

We estimate the prevalence of IgA nephropathy in the United States to be between 130,000 and 150,000, with over 50% of patients potentially progressing to ESRD. Nephrologists, in syndicated research conducted and published in 2023 by Spherix Global Insights, anticipate 66% of their IgA nephropathy patients will progress to ESRD.

Following FDA approval, we began commercializing TARPEYO in the United States. Our targeted commercial sales infrastructure now consists of approximately 70 experienced rare disease account managers, focused on the approximate 4-5,000 nephrologists who we believe treat the vast majority of IgAN patients in the United States. TARPEYO sales began in late January 2022 and our US organization remains focused on disease and product education, so that physicians can identify appropriate patients for TARPEYO. In addition, we work with advocacy organizations and have developed a comprehensive patient services program to assist with access to TARPEYO.

In 2019, we granted a license to Everest to develop and commercialize Nefecon for IgAN and other potential indications in Greater China and Singapore. In March 2022, we expanded the territory covered by the agreement to include the Republic of Korea. In November 2022, we announced that Everest’s New Drug Application for Nefecon was accepted for review by the Chinese National Medical Products Administration. The Chinese National Medical Products Administration granted approval for Nefecon in November 2023 for the reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR ≥1.5gram/gram and approval from the Pharmaceutical Administration Bureau of the Macau Special Administrative Region on October 27, 2023 for the same indication. Nefecon was launched in Macau in December 2023. Approval was granted by Singapore’s Health Science Agency for Nefecon (for the reduction of proteinuria in adults with IgAN at risk of rapid disease progression, generally a UPCR ≥1.5 gram/gram to on March 19, 2024 for Nefecon.

In July 2021, we entered into a license agreement with STADA to commercialize Nefecon for the treatment of IgAN in the EEA, the UK and, if approved, in Switzerland. STADA is commercializing the product under the brand name Kinpeygo. STADA announced commercial availability of Kinpeygo in Germany in September 2022 and in certain other EU countries during 2023, including in Greece under a Special Import License since June 2023.

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

At appropriate concentrations, ROS have essential functions in cellular signaling processes, helping to regulate cell proliferation, differentiation and migration, as well as modulating the innate immune response, inflammation and fibrosis. However, disruption of redox homeostasis has been implicated in multiple disease pathways. Oxidative stress, caused by an excess of ROS, is a likely common underlying mechanism for many disorders, including cardiovascular diseases, neurodegenerative disorders, and cancer disease pathways. We believe our lead product candidate setanaxib impacts inflammation and fibrosis pathways, which also was seen in the transcriptomics analysis carried out in relation to the interim analysis of our Phase 2 SCCHN trial.

Setanaxib for the Treatment of PBC

Setanaxib has shown clinically relevant biochemical and anti-fibrotic activity in a Phase 2 clinical trial in PBC, an orphan liver disease in which fibrosis in an important part of the underlying pathology, despite not achieving its primary endpoint. Setanaxib is the first clinical product candidate within the newly created “-naxib” international nonproprietary name stem designated by the World Health Organization. Based on available Phase 2 clinical data and recent Phase 1 data, combined with interactions with the FDA related to setanaxib, we initiated a Phase 2b trial in this indication, with the first patient randomized in February 2022. We believe that setanaxib is differentiated from other approved or late-stage development candidates in PBC, due to its effect on fibrosis, inflammation, and potentially significant impact on fatigue, as seen in the Phase 2 trial. We have received orphan drug designation for the treatment of PBC by the FDA. Orphan designation was also granted in the EU prior to our acquisition of the product.

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

Setanaxib Clinical Development

Based on earlier Phase 2 data and recent positive Phase 1 data, we initiated a Phase 2b trial in PBC. We believe that setanaxib is differentiated from other approved or late-stage development candidates in PBC, due to its effect on fibrosis, inflammation and potentially significant impact on fatigue, as seen in the Phase 2 trial. Setanaxib was developed initially by the Genkyotex group of companies, now our wholly-owned subsidiaries.

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

In August 2021, we received FDA Fast Track Designation for setanaxib in PBC. Based on the positive data from the Phase 1 trial of setanaxib doses up to 1600 mg/day, we have initiated a 24-week, randomized, placebo-controlled, double-blind Phase 2b trial in PBC, incorporating higher doses than previously used in the Phase 2 trial and using the change in ALP as the primary endpoint. The first patient was randomized in this trial in February 2022. Setanaxib will be administered to approximately 70-80 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to UDCA in a global trial conducted in 80 to 130 investigational centers in North America, Europe, Israel, Australia and New Zealand. The primary endpoint is ALP reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). The trial will evaluate two dosing regimens of 800mg AM + 400mg PM, and 800mg twice daily.

Setanaxib – SCCHN

We are also evaluating setanaxib in head and neck cancer, building on promising in vivo preclinical data that suggests that setanaxib could function as an adjunct therapy to immune-oncology therapies. The response to immuno-oncology therapies can be affected by the tumor microenvironment, in particular by the numbers of tumor-infiltrating lymphocytes, or TILs, and cancer-associated fibroblasts, or CAFs, in the tumor. A relationship between CAFs and prognosis in squamous cell carcinoma of the head and neck, or SCCHN, has been established.

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

The study will enroll approximately 50 patients. The first patient was randomized in the second quarter of 2022 and enrolment completed in the fourth quarter of 2023. The final analysis of the study is expected in the second quarter of 2024. An interim assessment of biomarker data (not subject to formal statistical analysis) conducted in mid-2023 provided evidence supporting that setanaxib may modulate gene expression associated with fibrosis pathways that have potential relevance for the tumor microenvironment.

Setanaxib – Other Indications

Alport syndrome is a genetic disease of collagen including mutations in COL4A3, COL4A4 and/or COL4A5. Prevalence is approximately 1 in 50,000 live births with a prevalence estimated to 30 – 60,000 persons in the US. It accounts for an estimated 3% of chronic kidney disease in children and 0.2% of adults with end-stage kidney disease in the United States. It is the second most common monogenic cause of chronic kidney disease after autosomal dominant polycystic kidney disease. Patients have a family history of kidney disease, urine abnormalities (haematuria, proteinuria) hearing impairment (sensorineural hearing loss), visual impairment (lens and retinal abnormalities). There are no approved treatments today, with RAS inhibitors used as supportive care.

Based on supportive pre-clinical data generated during 2022, we initiated a Phase 2a study with setanaxib in patients with Alport syndrome in November 2023; we plan to enroll 18 patients into the study. The study treatment period will be 24 weeks with the primary objective to investigate safety and tolerability, with secondary endpoints related to reduction of UPCR.

Setanaxib is also being evaluated in two Phase 2 investigator led trials. One is being conducted in type 1 diabetic kidney disease, or DKD. In addition, a grant from the United States National Institutes of Health, or NIH, of $8.9 million was awarded to the University of Alabama at Birmingham to fund a multi-year research program evaluating the role of NOX enzymes in idiopathic pulmonary fibrosis, or IPF, a chronic fibrosing lung disease. The core component of this program is a randomized, placebo-controlled Phase 2 trial with setanaxib in patients suffering from IPF, with topline data readout expected in the fourth quarter of 2024.

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

As initial consideration for the license, Everest paid us an upfront payment of $15.0 million and in March 2022, in connection with the expansion of the agreement, Everest paid us an additional upfront payment of $3.0 million. Additionally, as of December 2023, Everest has paid us an aggregate of $21.0 million in regulatory milestones and is required to pay us additional milestone payments of up to $85.0 million upon the achievement of specified regulatory and commercial milestones. Everest is also required to pay tiered royalties of a high single digit to mid-teens percentage on annual net sales of the Licensed Product, subject to customary reductions.

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

License Agreement with STADA

On July 21, 2021, we entered into a license agreement with STADA, to register and commercialize Nefecon for IgAN in the EEA, Switzerland and the UK. Under the terms of the agreement, Calliditas is entitled receive an initial upfront payment of €20 million upon signing and up to an additional €77.5 million in future payments linked to pre-defined regulatory and commercialization milestones, for a total value of €97.5 million, plus royalties. Of these amounts, as of December 31, 2023, STADA has paid the initial upfront payment of €20 million and two milestones totaling €12.5 million. STADA is obligated to pay tiered royalties on net sales expressed as a percentage between the low twenties and the low thirties.

License Agreement with Viatris

In December 2022, we entered into a license agreement with Viatris, pursuant to which we granted Viatris an exclusive, royalty-bearing, non-transferable license to develop, manufacture and commercialize Nefecon for IgAN in Japan. Under the terms of the agreement, we received an initial upfront payment of $20 million upon signing the agreement, and we are eligible to receive future payments upon the satisfaction of specific development and commercial milestones of up to an additional $80 million. As of December 31, 2023, we have received the initial upfront payment of $20 million. Viatris is also required to pay typical mid-teens percentage royalties on net sales.

Manufacturing

We rely on third parties to manufacture Nefecon. We have agreements with a third-party vendors to produce drug substance and drug product for Nefecon for our commercial needs and ongoing and planned clinical trials.

In December 2020, we entered into a Manufacturing Services Agreement (“MSA”) with Patheon Pharmaceutics Inc. (“Patheon”), a wholly-owned subsidiary of Thermo Fisher Scientific Inc., for certain manufacturing and quality control services. The MSA governs the general terms under which Patheon, or one of its affiliates, will provide non-exclusive manufacturing services for products specified by us from time to time. Each project under the MSA will be governed by a specific project agreement. Upon the entry of the MSA, the parties entered into a project agreement that provides for the manufacturing of Nefecon, pursuant to which Patheon will manufacture commercial supply of Nefecon from active pharmaceutical ingredient that we supply. The MSA and the Nefecon product agreement each have an initial term that expires on December 31, 2026, subject to renewal terms, as applicable. The MSA has customary termination and cancellation terms.

We require all of our contract manufacturing organizations, or CMOs, to conduct manufacturing activities in compliance with current good manufacturing practice, or cGMP, requirements. We currently rely solely on these CMOs for scale-up and process development work and to produce sufficient quantities of our commercial product and product candidates for use in clinical trials. We anticipate that these CMOs will have the capacity to support both clinical supply and commercial-scale production. We may also elect to enter into agreements with other CMOs to manufacture supplies of drug substance and finished drug product.

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

A competitor may obtain FDA or other foreign regulatory approvals for their products more rapidly than we may obtain approvals for our product candidates, which could result in such competitor establishing a strong market position before we are able to commercialize our product candidates. In addition, the availability of reimbursement from government and private payors will also significantly impact the pricing and competitiveness of our products.

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

On December 20, 2023 the FDA has approved TARPEYO (budesonide) delayed release capsules to reduce the loss of kidney function in adults with IgAN at risk for disease progression. TARPEYO was first approved in December 2021 under accelerated approval, based on the surrogate marker of proteinuria.

In February 2023, the FDA conditionally approved FILSPARI (sparsentan), an orally-administered small molecule indicated to reduce proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR ≥1.5 gram/gram. FILSPARI was developed and is commercialized by Travere Therapeutics, Inc. (previously Retrophin Inc.). This approval was granted based on positive proteinuria results from the Phase 3 trial with no supportive eGFR being presented. Due to risks of liver injury and birth defects, FILSPARI was approved with a boxed warning concerning hepatotoxicity and embryo-fetal toxicity and is only available through a restricted distribution program called the FILSPARI Risk Evaluation and Mitigation Strategies (REMS), requiring liver enzyme testing before initiation of treatment, monthly for the first year of treatment, and every three months thereafter and, for female patients, pregnancy testing before initiation of treatment and monthly thereafter. Prior to initiating treatment with FILSPARI, physicians are advised to discontinue use of renin-angiotensin-aldosterone system (RAAS) inhibitors, endothelin receptor antagonists (ERAs) or aliskiren. In September 2023, Travere Therapeutics announced that the Phase 3 Protect Study of FILSPARI missed its primary eGFR total slope endpoint vs. active control. In March 2024, Travere Therapeutics filed an sNDA seeking full approval of FILSPARI in the US.

In the fourth quarter of 2023, Novartis announced Phase 3 data from their IgAN studies with iptacopan (Factor B complement inhibitor) and atrasentan (endothelin receptor antagonist), and we anticipate that Novartis will file with the FDA for accelerated approval in 2024. Additionally, Novartis has also announced the commencement of a Phase 3 IgAN study with zigakibart (an anti-APRIL monoclonal antibody (mAb)). Both atrasentan and zigakibart were obtained by Novartis via the acquisition of Chinook Therapeutics in 2023.

We are aware of three additional Phase 3 IgAN programs that are ongoing and/or enrolling in the United States and Europe. Roche initiated their Phase 3 study with (licensed via Ionis Pharmaceuticals) IONIS-FB-LRx, Factor B complement inhibitor), Vera Therapeutics with atacicept (BAFF / APRIL inhibitor), Otsuka Corporation with sibeprenlimab (anti-APRIL mAb).

According to publicly available sources, several companies are developing product candidates for IgAN, including Alpine Immune Sciences Inc., BioCryst, Arrowhead Pharmaceuticals, Takeda, Alnylam Pharmaceuticals, AstraZeneca (with its subsidiary Alexion Pharmaceuticals), DiaMedica Therapeutics, MorphoSys, and Kira Pharma.

With respect to PBC, UDCA, a generic drug, and obeticholic acid, marketed as Ocaliva by Intercept Pharmaceuticals, Inc., are the only FDA-approved treatments for PBC. Additionally, we are aware that other companies are developing product candidates with pharmacologies distinct from setanaxib for this indication, the most advanced being peroxisome proliferator-activating receptor, or PPAR, agonists developed by Cymabay Therapeutics Inc, and Ipsen together with GENFIT SA which both have filed their INDs with the FDA during the fourth quarter of 2023 seeking approval for the treatment of PBC. Zydus Pharmaceuticals (USA) Inc. is also exploring a PPAR agonist in a Phase 2b/3 study. GlaxoSmithKline plc is conducting Phase 3 development of linerixibat, a sodium-bile acid cotransport inhibitor, for managing the pruritus symptoms of PBC. Additional compounds are in earlier phases of development.

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

With regard to Nefecon, we co-own one patent family with Kyowa Kirin Services Ltd., f/k/a Archimedes Development Ltd., to which we have a sole and exclusive global license, even in relation to the other co-owner, in any field of use. This patent family protects a formulation for the oral delivery of budesonide and the medicinal use thereof. The patents in this patent family expire in 2029 provided all renewal fees are paid within the prescribed period, which we intend to do. The patents in this family include a United States patent, a patent in each of China, Hong Kong and Japan and a European patent that has been validated in 15 countries (Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, the UK, Italy, the Netherlands, Norway, Poland, Sweden and Turkey). The patents in this family are not eligible for extension in the United States because the active ingredient is used in existing approved drugs. In Europe, extension of the patents is not likely subject to the recent judgement of litigation in the EU, CJEU C-443/17, related to the degree to which it is possible to obtain a Supplementary Protection Certificate for a previously authorized active ingredient. In January 2024, the USPTO issued a new patent to us relating to the method of treating IgA nephropathy which expires in 2043.

With regard to the NOX estate, there are four patent families covering various aspects of the setanaxib asset derived from four PCT applications. The composition of matter and certain methods of therapy are covered in two of these patent families. The third covers the use of setanaxib in certain oncology indications, including head and neck cancer. The fourth covers the use of setanaxib in the prevention and/or treatment of an osteoclastogenesis dysfunction related with increased bone turnover or bone resorption of secondary cause and/or osteoporosis. There is one additional patent family that covers other NOX inhibitors and their use. As our NOX inhibitor patents and applications cover new chemical entities, the territorial coverage is generally quite wide, and as the compounds do not yet form part of an approved drug product, patent life may potentially be extended in countries where legislation provides for patent term extension. The two families covering setanaxib’s composition of matter have projected expiry dates in 2028 and 2029, excluding potential extensions.

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

Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014, or CTR, which entered into application on January 31, 2022 repealing and replacing the former Clinical Trials Directive 2001/20, or CTD, and related national legislation of EU Member States. The CTR has been fully applicable to all clinical trials commenced from January 31, 2023.

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

The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. For clinical trials in relation to which application for approval was made on the basis of the CTD before January 31, 2022, the CTD will continue to apply on a transitional basis for three years. These clinical trials will be governed by the CTD until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the clinical trial has already transitioned to the CTR framework.

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

The centralized procedure provides for the grant of a single MA by the EC that is valid for all EU Member States and plus Norway, Iceland and Liechtenstein. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients authorization through, the centralized procedure is optional on related approval.

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

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application process is the same as the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures – Human (CMDh) for review. The subsequent related decision of the EC is binding on all EU Member States.

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

In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU and national EU Member State laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU and national EU Member State laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. MA holders and/or manufacturing and import authorization, or MIA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.

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

The EC is currently looking into the experience gathered with the orphan and pediatric regulations and may propose changes to the incentives and rewards as they exist today. The EC submitted its proposal in March 2023.

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

Advertising Regulation

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products are established in EU law. However, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, which may require approval by the competent national authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU.

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

To secure coverage and reimbursement for any product candidate approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Further, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Third-party reimbursement may not be sufficient to enable us to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The United States federal government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, utilization management and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for Nefecon or any of our product candidates, if approved, or a decision by a third-party payor to not cover such products could reduce physician usage of the product and could have a material adverse effect on our sales, results of operations and financial condition.

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

On December 15, 2021, the Health Technology Regulation, or HTA Regulation, was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union.

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

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, ACA, enacted in the United States in March 2010, has already had, and is expected to continue to have, a significant impact on the healthcare industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA: (i) created an annual, nondeductible fee on entities that manufacture or import certain branded pharmaceutical products; (ii) expanded and increased industry rebates for drugs covered under Medicaid programs; and (iii) made changes to the coverage requirements under the Medicare Part D program, including a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments will stay in effect through 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, on January 2, 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA. The ATRA, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent US Congressional inquiries, Presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid Services, (“CMS”), Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve the quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

Brexit and the Regulatory Framework in the UK

The United Kingdom’s, or UK, withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has changed the regulatory relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency, or MHRA, is now the UK’s standalone regulator for medicinal products and medical devices. Great Britain (England, Scotland and Wales) is now a third country to the EU. Northern Ireland will, with regard to EU regulations, continue to follow the EU regulatory rules for now.

Among the changes that have occurred are that Great Britain (England, Scotland and Wales) is now considered a “third country,” a country that is not a member of the EU and whose citizens do not enjoy the EU right to free movement. Northern Ireland will continue to follow many aspects of the EU regulatory rules, particularly in relation to trade in goods.

Marketing authorizations in the UK are now governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since January 1, 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the UK. As a result, since this date, companies established in the UK cannot use the EU centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the UK. All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on January 1, 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland currently remains within the scope of EU authorizations in relation to centrally authorized medicinal products. Accordingly, until the Windsor Framework is implemented in Northern Ireland on January 1, 2025, products falling within the scope of the EU centralized procedure can only be authorized through UK national authorization procedures in Great Britain.

The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedures which entered into application on January 1, 2024. Since January 1, 2024, the MHRA may also rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures are considered to be authorizations for the purposes of the IRP.

There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU, but have been tailored for the market. This includes the criterion that prevalence of the condition in Great Britain, rather than the EU, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in Great Britain.

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

Other US Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, sales, marketing and education programs. The laws that may affect our ability to operate include, among others:

●	the US federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. A violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA;
●	federal civil and criminal false claims laws, including the FCA, which can be enforced by private individuals through civil whistleblower or qui tam actions, and civil monetary penalty laws, which prohibit individuals and entities from, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services. A person or entity does not have to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which imposes certain requirements on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, and their business associates, which are individuals and entities that perform functions or activities on behalf of covered entities that involve protected health information as well as their covered subcontractors, relating to the privacy, security and transmission of protected health information; HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
●	the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians (as defined by such law), other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and

●	state and foreign equivalents of each of the above federal laws and regulations, such as: state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require the reporting of information related to drug pricing; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require the registration of pharmaceutical sales representatives; and state and/or foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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

In the ordinary course of our business, we may process personal or sensitive data. We may be subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, HIPAA, as amended by HITECH, and their implementing regulations, the California Consumer Privacy Act of 2018 (“CCPA”), the European Union’s General Data Protection Regulation 2016/679 (“EU GDPR”), the EU GDPR as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”), and the ePrivacy Directive. Several states within the United States have enacted or proposed data privacy laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data. The CCPA and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance.

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

Employees and Human Capital Resources

As of December 31, 2023, we had 217 full-time employee equivalents. We consider our relationship with our employees to be good.

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

Facilities

Our principal office is located at Kungsbron 1, D5, SE-111 22 Stockholm, Sweden. We lease approximately 1,552 square meters of office space at this location, under one lease agreement, and our lease for this location extends through December 31, 2026. We hold an option to extend our leases for three additional years. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

C.ORGANIZATIONAL STRUCTURE

As of December 31, 2023, we had five subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries) as of December 31, 2023:

	Country of	Percentage ownership
Company	incorporation	and voting interest	Main activity
Calliditas Therapeutics US Inc.	United States	100%	Biopharmaceutical company
Calliditas NA Enterprises Inc.	United States	100%	Biopharmaceutical company
Nefecon AB	Sweden	100%	Administrative company
Calliditas Therapeutics France SAS	France	100%	Biopharmaceutical company
Calliditas Therapeutics Suisse S.A.	Switzerland	100%	Biopharmaceutical company

D.PROPERTY, PLANTS AND EQUIPMENT

We lease our operational office, which consists of approximately 1,552 square meters located in Stockholm, Sweden. The lease for this facility expires in December 2026.

We have a total of five facilities worldwide owned or leased as of December 31, 2023, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Sweden	Principal office	1,552	December 2026
France	Laboratory	155	July 2029
Switzerland	Office	526	August 2027
US	Office	502	October 2026
US	Office	169	July 2026

(i)	Environment, Health and Safety

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

The US Food and Drug Administration, or FDA, approved Nefecon under the brand name TARPEYO under accelerated approval on December 15, 2021 and we reported commercial availability in the United States in January 2022. Under accelerated approval, the indication for TARPEYO (budesonide) delayed release capsules (4mg) is reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a urine protein-to-creatinine ratio, or UPCR, ≥1.5gram/gram. In June 2023, we submitted a supplemental New Drug Application, or sNDA, to the FDA seeking to convert the accelerated approval to full approval for TARPEYO. On December 20, 2023, the FDA granted full approval to TARPEYO for a new indication to reduce the loss of kidney function in adults with IgAN who are at risk for disease progression. The European Commission, or EC, granted conditional marketing authorization for Nefecon under the name Kinpeygo (budesonide) capsules for the treatment of primary IgAN in adults at risk of rapid disease progression with a UPCR ≥1.5 gram/gram on July 15, 2022 and our licensee STADA Arzneimittel AG, or STADA, announced commercial availability in Germany in September 2022, and in Greece, under a Special Import License since June 2023. On February 1, 2023, the Medicines and Healthcare products Regulatory Agency, or MHRA, of the UK granted Conditional Marketing Authorization for Kinpeygo for the same indication as the EC. STADA has submitted requests to both the EMA, in September 2023, for the EU and to the MHRA, in October 2023, for the UK to convert the current conditional marketing authorization for these territories into a full marketing authorization. Nefecon received conditional approval from China’s National Medical Products Administration on November 24, 2023 for the reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR, ≥1.5gram/gram and approval from the Pharmaceutical Administration Bureau of the Macau Special Administrative Region on October 27, 2023 for the same indication. Nefecon received conditional approval from Singapore’s Health Science Agency for the reduction of proteinuria in adults with IgAN at risk of rapid disease progression, generally a UPCR ≥1.5 gram/gram to on March 19, 2024.

TARPEYO was the first treatment ever approved for the US market indicated for patients with IgAN. The FDA approved TARPEYO under the accelerated approval pathway based on the reduction in proteinuria and supportive data on the estimated Glomerular Filtration Rate, or eGFR, a measure of kidney function, shown in Part A of our pivotal NefIgArd trial. We reported topline results from the full NefIgArd clinical trial in March 2023. The trial met its primary endpoint with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in eGFR over the two-year period of nine months of treatment with Nefecon or placebo and 15 months of follow-up off drug. The results indicate that Nefecon was generally well-tolerated and the safety profile was consistent with that observed in Part A of the trial. These results were the basis for the June 2023 sNDA submission to the FDA to convert the accelerated approval to full approval for TARPEYO.

Nefecon as TARPEYO was initially granted seven years orphan drug exclusivity in the United States, expiry December 15, 2028, which was recently extended to December 2030 based on receiving full approval. Kinpeygo, was granted ten years orphan market exclusivity by the EC, expiry July 15, 2032, and by the MHRA, expiring February 1, 2033.

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

We are also developing a novel platform of nicotinamide adenine dinucleotide phosphate, or NADPH, oxidase, or NOX, inhibitors, which we intend to primarily develop for orphan diseases with fibrotic pathology, with a main focus on kidney and liver diseases. From this platform, we are developing setanaxib, a NOX inhibitor, for the treatment of primary biliary cholangitis, or PBC. We are currently evaluating setanaxib in the TRANSFORM study, a Phase 2b clinical trial, in which we randomized the first patient in February 2022. Setanaxib will be administered to approximately 60-70 patients with PBC and elevated liver stiffness as well as intolerance or inadequate response to ursodeoxycholic acid, a generic drug also known as ursodiol or UDCA in a global trial conducted in 80-130 investigational centers in North America, Europe, Israel, Australia, and New Zealand. The primary endpoint is alkaline phosphatase (ALP) reduction, with key secondary endpoints including change in liver stiffness and effect on fatigue and pruritus (itching). Following favorable safety data from a Phase 1 study, this trial will evaluate two dosing regimens of 1200mg/daily and 1600mg/daily. We expect to read out data in the third quarter of 2024, and this analysis will determine which dose of setanaxib will be used for a future potential Phase 3 study. Setanaxib was granted fast track designation by the FDA in August 2021. We are also conducting a proof of concept, Phase 2 clinical trial of setanaxib administered in conjunction with pembrolizumab, a check point inhibitor, in squamous cell carcinoma of the head and neck, or SCCHN, in order to explore setanaxib’s use as a treatment approach in cancers with high levels of tumors associated fibroblasts, or CAFs. We are also currently conducting a Phase 2 clinical trial of setanaxib in Alport syndrome, which we initiated in November 2023.

Since our inception in 2004, we have devoted substantially all of our resources to conducting research and development of our product candidates, in-licensing and acquiring rights to our product candidates, business planning, building a US commercial operation, launching Nefecon in the US, raising capital and providing general and administrative support for our operations. To date, we have financed our operations primarily with proceeds from the sale of our equity, the upfront and milestone payments from the out-license of Nefecon to Everest, STADA, and Viatris, our debt facility with Athyrium, which we fully drew down and used part of the proceeds from the Credit Agreement to repay in full outstanding obligations under our loan agreement with Kreos and, more recently, from revenue from sales of TARPEYO. Through December 31, 2023, we had received net proceeds of SEK 2,523.8 million from the issuance of equity securities. In August 2021, we completed a directed new share issuance of 2.4 million shares for gross proceeds of SEK 324.0 million from Swedish and international institutional investors. In June and July 2020, we completed a new share issuance of 9.2 million shares, in connection with the initial public offering of our securities on Nasdaq (the “US IPO”) and concurrent private placement, for gross proceeds of SEK 891.4 million from US and international institutional investors. In July 2019, we completed a directed new share issuance of 3.5 million shares for gross proceeds of SEK 210.3 million from Swedish and international institutional investors. We believe that our cash as of December 31, 2023 will be sufficient to fund our planned operations and capital expenditure requirements until we are profitable. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or that we will be successful in commercializing TARPEYO in the United States, Kinpeygo in the EEA and UK, Nefecon in China and Macau, NEFEGAN in Singapore, or Nefecon in other jurisdictions, if approved. See “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.”

We have incurred significant operating losses since our inception in 2004. For the years ended December 31, 2023 and 2022, we had a net loss of SEK 466.2 million and SEK 412.3 million, respectively. As of December 31, 2023 and 2022, we had an accumulated loss of SEK 2,305.6 million and SEK 1,836.3 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and administrative and selling activities associated with our operations. We expect to continue to incur significant expenses and may continue to incur operating losses for the foreseeable future, and we expect our expenses to increase in connection with our ongoing development activities and our activities related to developing our commercialization capabilities to support sales, marketing and distribution activities, either independently or in collaboration with others.

Until such time as we can generate increased revenue from product sales and royalties and milestones from our commercial partnerships to cover our costs, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, or other strategic transactions.

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

Under the terms of the agreement, we received an initial upfront payment of $15.0 million upon signing the agreement and in March 2022 in connection with the expansion of the agreement, we received an additional upfront payment of $3.0 million. Additionally, as of December 2023, Everest has paid us an aggregate of $21 million in regulatory milestones and is obligated to pay us additional milestone payments of up to $85 million upon achievement of specified regulatory and commercial milestones. Everest is also required to pay typical tiered royalties on annual net sales of the Licensed Product, subject to customary reductions. See “Item 4.B.—Business Overview—License Agreement with Everest.”

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

We had no acquisition costs related to Genkyotex for the years ended December 31, 2022 and 2023. For the year ending December 31, 2021, acquisition costs related to Genkyotex, excluding transaction costs, amounted to EUR 4.9 million. In addition, in connection with the business combination, we have undertaken to make potential future milestone payments relating to contingent consideration, provided that future regulatory approvals or marketing authorizations regarding setanaxib are obtained. The transaction stipulates the following contingent consideration:

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

In 2021, we recognized revenue in connection with the execution of the license agreement with STADA and additionally upon triggering payments to us resulting from the satisfaction of a regulatory milestone under the Everest agreement. In 2022, we recognized revenue in connection with the execution of the license agreement with Viatris and additionally upon triggering payments to us resulting from the satisfaction of regulatory milestones under the Everest and STADA agreements, and we are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones, as well as typical tiered royalties from these agreements. In 2023, we recognized revenue resulting from the satisfaction of regulatory milestones under the license agreement with Everest and we recognized revenues from tiered royalties from the license agreements with STADA and Everest. Revenue for license agreements is recognized at a point in time, which occurs when control over the intangible asset is transferred to the counterparty, which was at the time when the agreements with the parties were signed. Variable remuneration (for example, attributable to future regulatory milestones) is recognized when there is no longer any significant uncertainty as to whether these will occur. Compensation attributable to sales-based milestones or royalties are not recognized until the sale that results in the right to milestones or royalties arises.

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

From inception until October 2020, our research and development expenses were primarily for the development of Nefecon for the treatment of IgAN and from October 2020 through December 31, 2023, our research and development expenses have primarily been for the development of Nefecon for the treatment of IgAN and the setanaxib platform. As such, we do not track our internal research and development expenses on a product-by-product or indication-by-indication basis for product candidates. Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase as we:

●	continue to develop and advance Nefecon, setanaxib, and any other product candidates;
●	initiate and continue clinical development for Nefecon and setanaxib for PBC, head and neck cancer and Alport syndrome and other potential indications;
●	seek regulatory approvals for Nefecon, setanaxib and/or any product candidates that successfully complete clinical trials;
●	continue to build a sales, marketing and distribution infrastructure and scale-up external manufacturing to commercialize Nefecon and any other present or future product candidates that receive approval;
●	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
●	continue to add clinical and scientific personnel, including personnel to support our product development and potential future commercialization efforts;
●	seek to expand our development pipeline, including through potential in-licensing opportunities and strategic acquisitions;
●	expand our operations in the United States and Europe; and

●	experience any delays or encounter any issues with regards to any of the above, including, but not limited to, failed studies, ambiguous trial results, safety issues or other regulatory challenges, including any unforeseen costs we may incur as a result of clinical trial or supply chain delays or other business interruptions due to health pandemics, geopolitical tensions or other world events.

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

Administrative Expenses

Administrative expenses consist of salaries and other related costs for personnel in our executive, finance, corporate and business development and administrative functions. Administrative expenses also include professional fees for legal, intellectual property, accounting, auditing, tax and consulting services, public entity listing costs related travel expenses and facility-related expenses, which include expenses for rent and maintenance of facilities and other operating costs.

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

As of December 31, 2023, we had SEK 3,881.3 million of tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position other than to the extent such tax losses can be used to offset temporary differences. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

	Year ended December 31,
	2023	2022	Change 2023-2022

	(In thousands of SEK)
Net sales	1,206,888	802,879	404,009
Cost of sales	(60,463)	(15,201)	(45,262)
Gross profit	1,146,425	787,678	358,747
Operating expenses	(1,519,481)	(1,209,620)	(309,861)
Research and development expenses	(502,223)	(414,749)	(87,474)
Marketing and selling expenses	(727,740)	(515,190)	(212,550)
Administrative expenses	(332,991)	(259,469)	(73,522)
Other operating income	44,608	2,862	41,746
Other operating expenses	(1,135)	(23,074)	21,939
Operating loss	(373,056)	(421,942)	48,886
Financial income	30,387	50,195	(19,808)
Financial expenses	(114,349)	(37,669)	(76,680)
Loss before taxes	(457,018)	(409,416)	(47,602)
Income taxes	(9,168)	(2,851)	(6,317)
Net loss for the year attributable to shareholders	(466,186)	(412,267)	(53,919)
Non-controlling interest	—	—	—
Loss per share before and after dilution, SEK	(8.69)	(7.78)	(0.91)

Net Sales

Net sales increased by SEK 404.0 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was mainly due to SEK 1,075.8 million in net sales of TARPEYO in the US and SEK 119.4 million in milestones and royalties from our partnerships in Europe and China for the year ended December 31, 2023.

Cost of Sales

Cost of sales increased by SEK 45.3 million to SEK 60.5 million for the year ended December 31, 2023 compared to SEK 15.2 million for the year ended December 31, 2022, driven primarily by increased sales of TARPEYO.

Gross Profit

Gross profit increased by SEK 358.7 million to SEK 1,146.4 million for the year ended December 31, 2023 compared to SEK 787.7 million for the year ended December 31, 2022.

Research and Development Expenses

Research and development expenses increased by SEK 87.5 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily due to increased costs of SEK 59.2 million for the setanaxib clinical trials. The cost related to the Nefecon clinical trials decreased by SEK 32.6 million. Included in the increase for the full year, was the recognition of a one-time effect from the impairment of SEK 32.1 million regarding in-licensing of Budenofalk.

Marketing and Selling Expenses

Marketing and selling expenses increased by SEK 212.5 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily due to the increased commercial activities for TARPEYO, where costs related to our selling activities increased by SEK 80.3 million and costs related to our marketing and market access activities increased by SEK 80.9 million.

Administrative Expenses

Administrative expenses increased by SEK 73.5 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily due to an increase of costs, mainly driven by a larger organization and increased regulatory requirements, for the finance, IT, human relations and the legal function of SEK 51.6 million.

Other Operating Income/Expense

Other operating income increased by SEK 41.7 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to exchange rate impacts on operating receivables and liabilities and change in value of contingent consideration at fair value.

Other operating expense increased by SEK 21.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to exchange rate impacts on operating receivables and liabilities.

Financial Income/Expense

Financial income decreased by SEK 19.8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to change in unrealized currency gains.

Financial expense increased by SEK 76.7 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to an increase of interest rate expenses and fees from borrowing and currency effects from translation effects.

Comparison of Years Ended December 31, 2022 and 2021

	Year ended December 31,
	2022	2021	Change 2022-2021

	(In thousands of SEK)
Net sales	802,879	229,347	573,532
Cost of sales	(15,201)	—	(15,201)
Gross profit	787,678	229,347	558,331
Operating expenses	(1,209,620)	(753,803)	(455,817)
Research and development expenses	(414,749)	(357,485)	(57,264)
Marketing and selling expenses	(515,190)	(179,603)	(335,587)
Administrative expenses	(259,469)	(210,630)	(48,839)
Other operating income	2,862	259	2,603
Other operating expenses	(23,074)	(6,344)	(16,730)
Operating loss	(421,942)	(524,456)	102,514
Financial income	50,195	20,336	29,859
Financial expenses	(37,669)	(9,253)	(28,416)
Loss before taxes	(409,416)	(513,373)	103,957
Income taxes	(2,851)	3,836	(6,687)
Net loss for the year attributable to shareholders	(412,267)	(500,293)	88,026
Non-controlling interest	—	(9,244)	9,244
Loss per share before and after dilution, SEK	(7.78)	(9.84)	2.06

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

Gross Profit

Gross profit was SEK 787.7 million for the year ended December 31, 2022, compared to SEK 229.3 million for the year ended December 31, 2021.

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

B.LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

To date, we have financed our operations primarily with proceeds from the sale of our equity, the upfront payments and related milestone payments from the out-license of Nefecon to Everest, STADA, and Viatris, our debt facility with Athyrium (described below), which we fully drew down and used part of the proceeds from the Credit Agreement to repay in full outstanding obligations under our loan agreement with Kreos and, more recently, from revenue from sales of TARPEYO. In 2021, we recognized revenue in connection with the execution of the license agreement with STADA and additionally upon triggering payments to us resulting from the satisfaction of a regulatory milestone under the Everest agreement. In 2022, we recognized revenue in connection with the execution of the license agreement with Viatris and additionally upon triggering payments to us resulting from the satisfaction of regulatory and clinical milestones under the Everest and STADA agreements, and we are eligible to receive future payments upon the satisfaction of specific clinical, regulatory and commercial milestones, as well as typical tiered royalties from these agreements. In 2023, we recognized revenue resulting from the satisfaction of regulatory milestones under the license agreement with Everest and we recognized revenues from tiered royalties from the license agreements with STADA and Everest. We refer to revenue received from our license agreement with Everest, STADA and Viatris as “net sales” in our consolidated financial statements. In addition to sales of Nefecon, we may generate revenue in the future from a combination of product sales and collaboration or license agreements, if the development programs for Nefecon, setanaxib and future product candidates are successful and result in approved and marketed products, or if we enter into additional collaboration or license agreements with third parties.

Through December 31, 2023, we had received net proceeds of SEK 2,523.8 million from the issuance of equity securities. In August 2021, we completed a directed new share issuance of 2.4 million shares for gross proceeds of SEK 324.0 million from Swedish and international institutional investors. In June and July 2020, we completed a new share issuance of 9.2 million shares, in connection with the US IPO and concurrent private placement, for gross proceeds of SEK 891.4 million from US and international institutional investors. In July 2019, we completed a directed new share issuance of 3.5 million shares for gross proceeds of SEK 210.3 million from Swedish and international institutional investors. We believe that our cash as of December 31, 2023 will be sufficient to fund our planned operations and capital expenditure requirements until we are profitable. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or that we and our commercialization partners will successfully commercialize Nefecon in the jurisdictions in which it is approved. See “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.”

In December 2023, we entered into a credit agreement with Athyrium pursuant to which Athyrium made available to us 92 million Euros, which we fully drew down. We used part of the proceeds from the Credit Agreement to repay in full outstanding obligations under our loan agreement with Kreos Capital VI (UK) Limited and Kreos Capital 2020 Opportunity (UK) Limited. The interest rate on the loan is 9% per annum with a maturity of December 2027. The Credit Agreement contains financial covenants to maintain minimum unrestricted cash (including cash equivalents) and achieve minimum net revenue targets with respect to Nefecon. The Credit Agreement contains affirmative and negative covenants customary for a senior secured loan. The negative covenants under the Credit Agreement limit our and our subsidiaries’ abilities to, among other things, dispose of assets, engage in mergers, acquisitions, and similar transactions, incur additional indebtedness, grant liens, make investments, pay dividends or make distributions or certain other restricted payments in respect of equity, prepay other indebtedness, enter into restrictive agreements, undertake fundamental changes or amend certain material contracts, in each case subject to certain exceptions. The Credit Agreement also contains certain customary events of default, including, but not limited to, a failure to comply with the covenants in the Credit Agreement. If an event of default has occurred and continues beyond any applicable cure period, the administrative agent or the required lenders may accelerate all outstanding obligations under the Credit Agreement and/or exercise any other remedies provided under the loan documents. Other than the Athyrium Credit Agreement and our lease obligations described below under “Item 5.B.—Liquidity and Capital Resources—Contractual Obligations and Commitments,” we have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years.

In July 2022, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies, under which we may, at our option, offer and sell ADSs having an aggregate offering price of up to $75.0 million from time to time through Jefferies, acting as sales agent. As of the date of this report, we have not sold any shares pursuant to the Sales Agreement. The Sales Agreement was terminated in June 2023. We did not sell any shares pursuant to the Sales Agreement prior to its termination.

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

Cash Flows

Comparison for the Years Ended December 31, 2023 and 2022

The table below summarizes our cash flows for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022	Variance

	(In thousands of SEK)
Cash and cash equivalents at beginning of the period	1,249,094	955,507	293,587
Net cash flows (used in) / from operating activities	(434,655)	(311,354)	(123,301)
Net cash flows (used in) / from investing activities	(13,745)	(5,144)	(8,601)
Net cash flows (used in) / from financing activities	199,650	575,990	(376,340)
Net increase (decrease) in cash	(248,750)	259,493	(508,243)
Exchange-rate difference in cash	(26,611)	34,094	(60,706)
Cash and cash equivalents at end of the period	973,733	1,249,094	(275,361)

Operating Activities

During the year ended December 31, 2023, net cash used in operating activities was SEK 434.7 million, primarily resulting from our operating loss of SEK 373.1 million and positive adjustment for non-cash items of SEK 102.5 million and paid interest of SEK 94.5 million.

During the year ended December 31, 2022, net cash used in operating activities was SEK 311.4 million, primarily resulting from our operating loss of SEK 421.9 million and adjustment for non-cash items of SEK 61.3 million and positive net cash changes in our operating assets and liabilities of SEK 88.4 million

Investing Activities

During the year ended December 31, 2023, net cash used for investing activities was SEK 13.7 million primarily related to investment in fixed assets.

During the year ended December 31, 2022, net cash used for investing activities was SEK 5.1 million primarily related to investment in fixed assets and rental deposits.

Financing Activities

During the year ended December 31, 2023, net cash provided by financing activities was SEK 199.7 million primarily related to net increase in borrowing from the repayment of the Kreos loan and draw down of the Athyrium loan.

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

We believe that our cash as of December 31, 2023 will be sufficient to fund our planned operations and capital expenditure requirements until we are profitable. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. There can be no assurance that Nefecon will be approved by additional regulatory authorities, or successfully commercialized, if and where approved. See “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We may need substantial additional funding in order to fund our operations. Failure to obtain this necessary capital at acceptable terms and when needed may force us to delay, limit or terminate certain or all of our operations and pursuit of our growth strategy.”

Because of the numerous risks and uncertainties associated with the development of product candidates and programs, and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of researching and developing our product candidates and conducting preclinical studies and clinical trials;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	the costs and timing of launching and commercializing product candidates for which we obtain regulatory and marketing approval, including acquiring sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;
●	the amount of revenue from sales of TARPEYO in the United States, Kinpeygo in the EEA and UK, and Nefecon in China, Macau and Singapore and other jurisdictions, if approved;
●	the costs and timing of completing development of our product candidates and in-licensing or otherwise acquiring new product candidates;
●	our ability to qualify for and maintain adequate coverage and reimbursement by government and payors for our product candidates for which we obtain marketing approval;
●	the costs of establishing and maintaining supply and manufacturing processes and relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development of our product candidates and the commercial supply of our product candidates for which we obtain marketing approval;
●	our success in obtaining market acceptance of our product candidates, if approved, as viable treatment options with acceptable safety profiles;
●	our ability to address any competing technological and market developments;
●	the timing and costs of implementing additional internal systems and infrastructure, as needed, including robust quality systems and compliance systems;
●	our success in negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;
●	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future products and product candidates;
●	the costs associated with maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	the costs of attracting, hiring and retaining qualified personnel.

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

Contractual Obligations and Commitments

Our lease obligations primarily comprise our leased premises. The total lease obligations for 0-5 years were SEK 65.0 million as of December 31, 2023. The lease agreements for leased premises have terms ending from 2024 until 2027 and can be extended unless one of the parties terminates the lease agreements.

In July 2021, we signed a loan agreement of up to the euro equivalent of USD 75.0 million with Kreos Capital. The loan facility was divided into three tranches of USD 25.0 million each. Drawdown of the first USD 25 million tranche was made in September 2021, drawdown of the second USD 25 million tranche was made in June 2022, and drawdown of the third and final tranche was made in December 2022. The interest rate on the loan was 9% per annum with a maturity to December 2025. The loan had no financial covenants. In December 2023, the loan was fully repaid.

In December 2023, we entered into a credit agreement with Athyrium, pursuant to which Athyrium made available to us 92 million Euros, which we fully drew down. The interest rate on the loan is 9% per annum with a maturity of December 2027. The Credit Agreement contains financial covenants to maintain minimum unrestricted cash (including cash equivalents) and achieve minimum net revenue targets with respect to Nefecon. The Credit Agreement contains affirmative and negative covenants customary for a senior secured loan.

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

D.TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the sections of this annual report titled “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results”, and “Item 5.B.—Liquidity and Capital Resources.”

E.CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, have been prepared in accordance with IFRS as issued by the IASB. See Notes 1 and 2 to our consolidated financial statements appearing at the end of this annual report for a description of our significant accounting judgements and estimates.

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

(ii)	Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

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

The following table sets forth certain information with respect to the current members of our board of directors, including their ages as of December 31, 2023:

Name	Age	Position
Elmar Schnee	64	Chairman of the Board of Directors
Elisabeth Björk	62	Director
Fred Driscoll	73	Director
Hilde Furberg	65	Director
Diane Parks	71	Director
Henrik Stenqvist	56	Director

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

Elisabeth Björk, M.D., Ph.D. has served as a member of our board of directors since May 2022. Dr. Bjork was the Senior Vice President and Global Head of late-phase development for Cardiovascular, Renal and Metabolism (CVRM) at AstraZeneca, with overall accountability for development strategy and delivery across AstraZeneca’s CVRM portfolio between 2012 and 2023. Prior to this role, from February 2008, until June 2012, Dr. Bjork spent time at AstraZeneca in the United States as the Global Product Vice President leading the development of an SGLT2inhibitor, and other key late-phase cardiovascular and gastrointestinal projects. Previously, Dr. Bjork also served as a Clinical Research Physician, Medical Science Director, and CPT team leader at AstraZeneca. Earlier in her career, after training as an endocrinologist, Dr. Bjork worked for 15 years in clinical practice and diabetes research and in January 2002 served as the head of the diabetes and endocrinology unit at Uppsala University Hospital. Dr. Bjork received her M.D. from the Karolinska Institute and her Ph.D. in endocrinology from Uppsala University, where she is also an Associate Professor in Medicine. In addition, Dr. Bjork is a board Member at Chalmers University of Technology, Rocket Pharmaceuticals, Pharvaris NV and Vicore Pharma.

We believe that Ms. Björk is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including her extensive experience in biotechnology and pharmaceutical companies.

Fred Driscoll has served as a member of our board of directors since 2023. Mr. Driscoll served as Interim Chief Financial Officer at Invivyd, Inc. from Oct. 2022 to May 2023. Since May 2021 until Nov. 2021, Mr. Driscoll served as Chief Financial Officer at Flexion Therapeutics which was acquired by Pacira Biosciences, a role he previously served from 2013 to 2017, spearheading the initial public offering in 2014. Prior to joining Flexion Therapeutics, he was Chief Financial Officer at Novavax, Inc., a publicly traded biopharmaceutical company, from 2009 to 2013. From 2008 to 2009, Mr. Driscoll served as Chief Executive Officer of Genelabs Technologies, Inc., a publicly traded biopharmaceutical and diagnostics company later acquired by GlaxoSmithKline. He previously served as Genelabs’ Chief Financial Officer from 2007 to 2008. From 2003 to 2006, Mr. Driscoll served as Chief Executive Officer at OXiGENE, Inc., a biopharmaceutical company and from 2000 to 2003 as Chief Financial Officer. Mr. Driscoll currently serves as a board member for Cellectar BioSciences, Cue BioPharma and MEI Pharma. Mr. Driscoll has also served as Chairman of the Board and Audit Committee Chair at OXiGENE and as a member of the Audit Committee for Cynapsus, which was sold to Sunovion Pharmaceuticals in 2016. Mr. Driscoll holds a bachelors degree in accounting from Bentley University.

We believe that Mr. Driscoll is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other biotechnology and pharmaceutical companies and board experience.

Hilde Furberg has served as a member of our board of directors since September 2014, and also served as our Chairperson from December 2015 to December 2016. Ms. Furberg has served as an independent consultant and professional board member since December 2018, including as advisor to Investinor AS since December 2018. Prior to that, Ms. Furberg served as SVP and General Manager/European Head of Rare Diseases at Sanofi Genzyme from November 2010 to November 2018. Ms. Furberg previously worked in companies such as Genzyme and Baxter. Ms. Furberg currently serves on the board of directors of PCI Biotech Holding ASA, Bio-Me, Herantis Pharma, Sedana Medical and Pluvia Biotech. Ms. Furberg previously served on the board of directors of Tappin AS, OncoZenge, Combigen, Blueprint Genetics, Probi, Pronova, Clavis, Bergenbio and Algeta. She received her Master of Science in Chemistry from Oslo University, Norway.

We believe that Ms. Furberg is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including her extensive experience in biotechnology and pharmaceutical companies.

Diane Parks has served as a member of our board of directors since May 2019. Ms. Parks previously served as the SVP Head of US Commercial at Kite Pharma, Inc., from January 2016 to July 2018. Prior to that she served as the Vice President Marketing at Pharmacyclics from October 2014 to October 2015. She currently serves as a member of the board of directors for Kura Oncology, Inc., Celularity and Soligenix, Inc. Ms. Parks received her Bachelor of Science degree from Kansas State University and an MBA from Georgia State University.

We believe that Ms. Parks is qualified to serve on our board of directors because of her experience, qualifications, attributes and skills, including extensive sales and marketing experience in the United States.

Henrik Stenqvist has served as a member of our board of directors since May 2022. Mr. Stenqvist has held various Chief Financial Officer positions, including most recently as the Chief Financial Officer of Swedish Orphan Biovitrum (SOBI). Prior to this role, Mr. Stenqvist served as the Chief Financial Officer for Recipharm. Earlier in his career, Mr. Stenqvist served as the Chief Financial Officer at Meda, Regional Finance Director at AstraZeneca and Finance Director at Astra Export & Trading. Mr. Stenqvist received his M.Sc. in Business Administration and Economics from the University of Linköping. Mr. Stenqvist previously served as a board member of MedCapAB, and is a current board member of Midsona AB and Orion Corporation.

We believe that Mr. Stenqvist is qualified to serve on our board of directors because of his experience, qualifications, attributes and skills, including his extensive experience in leadership roles at other biotechnology and pharmaceutical companies.

Board Diversity Matrix (as of December 31, 2023)

Country of Principal Executive Offices:				Sweden
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				6

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				0

Our Board Diversity Matrix as of December 31, 2022 can be found in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023.

Family Relationships

There are no family relationships among any of our executive officers or directors

Our Executive Officers

The following table sets forth certain information with respect to the current members of our executive officers, including their ages as of December 31, 2023:

Name	Age	Position
Renée Aguiar-Lucander	61	Chief Executive Officer
Frank Bringstrup, M.D.	64	Vice President Regulatory Affairs
Brian Gorman	47	Group General Counsel
Fredrik Johansson	46	Chief Financial Officer
Richard Philipson, M.D.	59	Chief Medical Officer
Lars Stubberud	59	Head of Technical Operations
Maria Törnsén	45	President, North America

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

Brian Gorman, J.D., has served as our Group General Counsel since January 1, 2024. Prior to joining us, Mr. Gorman served as Executive Vice President, Corporate Development and General Counsel at Opiant Pharmaceuticals from July 2021 to September 2023, and served as General Counsel from June 2020 to July 2021. From October 2016 to June 2020, he served as Vice President & Assistant General Counsel of Endo International. Prior to Endo, Mr. Gorman held senior legal leadership roles at AstraZeneca and prior to that, worked at Wyeth Pharmaceuticals (now Pfizer). He began his legal career at the international law firm Cleary Gottlieb Steen & Hamilton. Mr. Gorman received his Juris Doctor from Villanova University School of Law and his bachelor’s degree from Gettysburg College.

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

Richard Philipson, M.D. has served as our Chief Medical Officer since July 2020. Dr. Philipson is a physician with 28 years of experience in the pharmaceutical industry from both large pharmaceutical companies and smaller biotechs. Prior to joining us, Dr. Philipson worked as Chief Medical Officer with the U.K.-based biotech company Trizell from July 2016 to July 2020, where he led the Adstiladrin Phase 3 clinical program and Biologics License Application in non-muscle invasive bladder cancer, submitted to the FDA in September 2019. Before Trizell, Dr. Philipson worked for Takeda from June 2014 to July 2016 as an Executive Medical Director. Prior to Takeda, Dr. Philipson spent nearly 16 years at GlaxoSmithKline, where he held a number of senior positions, including Disease Area Head and Acting Chief Medical Officer for the Rare Diseases Unit. Dr. Philipson received a BSc in Biomedical Sciences at London University and an MB MS, from Middlesex Hospital Medical School. He is a Fellow of the Royal College of Physicians and Fellow of the Faculty of Pharmaceutical Medicine.

Lars Stubberud has served as our Head of Technical Operations since March 2023. He previously served as our Head of Pharmaceutical Development and Manufacturing from August 2020 to February 2023. Prior to joining Calliditas, Dr. Stubberud served at Alexion Pharmaceuticals as Senior Director, Head of Quality Europe and College Park Distribution from November 2019 to July 2020 and as Director of Regional Quality Assurance from May 2017 to October 2019. Prior to Alexion, Dr. Stubberud held CMC, regulatory affairs and product development positions at Biogen, Cubist Pharmaceuticals and AstraZeneca. Dr. Stubberud received his Doctor of Pharmacy and Master of Pharmaceutical Sciences from the University of Oslo, Norway.

Maria Törnsén has served as our President, North America since January 2024. Most recently Ms. Törnsén held the position of Chief Commercial Officer at Passage Bio from July 2021 to December 2022, prior to which she was SVP General Manager US at Sarepta Therapeutics from February 2021 to July 2021 and VP General Manager & Head of US Commercial from August 2019 to February 2021. Prior to joining Sarepta she served as VP Global Therapeutic Area Head at Sanofi Genzyme from August 2017 to August 2019. She also held several senior commercial roles at Shire including VP Head of US Sales. Maria is currently a Board Director for Immunic Therapeutics. Ms. Törnsén began her career at Eli Lilly in sales and also worked at Merck KGaA in sales and marketing. Ms. Törnsén received her M.S. in Business Administration and Management and Bachelors of Sciences at Lund University.

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

B.COMPENSATION

Compensation of Our Executive Officers and Directors

For the year ended December 31, 2023, the aggregate compensation accrued or paid to the members of our board of directors and executive officers serving during the year was SEK 55.0 million.

During and for the year ended December 31, 2023, our executive officers had performance-based compensation programs and amounts paid to provide pension and healthcare benefits.

Adoption of Clawback Policy

In December 2023, in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an incentive compensation recoupment policy which is filed herewith as Exhibit 97.1.

Non-Executive Director Compensation

The remuneration of our non-executive directors is proposed by the nomination committee and determined by the annual general meeting, based on, inter alia, a review of current practices in other companies.

Equity Incentive Plans

ESOP 2020

The ESOP 2020 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2023, options to purchase up to an aggregate of 1,364,730 common shares were outstanding. Eligible participants in the ESOP 2020 include our executive officers, employees and consultants. The ESOP 2020 Program is closed for allocation, and no further options may be issued under this program.

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

ESOP 2021

The ESOP 2021 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2022, options to purchase up to an aggregate of 1,434,500 common shares were outstanding. Eligible participants in the ESOP 2021 include our executive officers, employees and consultants. The ESOP 2021 Program is closed for allocation, and no further options may be issued under this program.

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

ESOP 2022

The ESOP 2022 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2023, options to purchase up to an aggregate of 1,884,500 common shares were outstanding. Eligible participants in the ESOP 2022 include our executive officers, employees and consultants. The ESOP 2022 Program is closed for allocation, and no further options may be issued under this program.

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

ESOP 2023

The ESOP 2023 is a program under which participants will be granted stock options to acquire common shares in our company. As of December 31, 2023, options to purchase up to an aggregate of 1,415,000 common shares were outstanding. Eligible participants in the ESOP 2023 include our executive officers, employees and consultants. We have initially reserved options to purchase up to a maximum of 2,000,000 common shares that may be allocated under the ESOP. Our board of directors may grant options, on one or several occasions, between the date of the 2023 annual general meeting and the date of the 2024 annual general meeting to up to 200 of our employees or consultants. The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

The options under the ESOP 2023 are granted for no consideration, though grantees must pay the exercise price of such options to acquire their underlying common shares. The options generally vest over a three-year period, with 20% vesting on the date of the first anniversary of the grant date, an additional 40% vesting during the second year following the grant date and the remaining 40% vesting during the third year following the grant date. The exercise price of the options will be set at 115% of the volume-weighted average price of the common shares on Nasdaq Stockholm during the ten trading days preceding each grant date. Following the conclusion of the vesting period, the options may be exercised during a one-year period thereafter. The options are not transferrable and may not be pledged. The number of options are subject to customary adjustment for corporate events affecting our capital structure, including a bonus issue, merger, rights issue, share split, reverse share split, reduction of share capital or similar measures. In the event of a public takeover offer, significant asset sale, liquidation, merger or similar transaction, all then unvested options will vest in their entirety following the completion of such transaction.

Our board of directors is responsible for preparing the detailed terms and conditions of the ESOP 2023, in accordance with the terms and guidelines of the ESOP 2023 approved by the shareholders. To this end, our board of directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for us based on foreign tax regulations. In particular, personnel in the United States may participate in the ESOP 2023 as modified by a US sub-plan. Options granted under the US sub-plan will vest in accordance with the schedules determined by our board of directors at the time of grant. All options granted under the US sub-plan will be classified as “non-qualified stock options” under US federal tax laws. No options granted under the US sub-plan will be exercisable more than four years following the date on which such options were granted (subject to earlier expiration as provided in the ESOP 2023 or the optionee’s award agreement). Any adjustments to the number of options and the applicable exercise price are permitted only to the extent and in a manner that complies with Section 409A of the US Internal Revenue Code.

LTIP 2020

On June 25, 2020, our shareholders approved the Board Long Term Incentive Program 2020, or the LTIP 2020, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2020, up to 40,000 shares in the form of Share Awards can be granted. As of December 31, 2022, 29,928 Share Awards had been granted. At the end of the measurement period for the performance vesting, in June 2023, the criteria for vesting was not fulfilled and the Share Awards lapsed.

LTIP 2021

On May 27, 2021, our shareholders approved the Board Long Term Incentive Program 2021, or the LTIP 2021, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2021, up to 32,000 shares in the form of Share Awards can be granted. As of December 31, 2023, 22,882 Share Awards had been granted. The Share Awards shall be subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2021, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2021 may not be transferred. In the event of a “take-over,” “asset sale” or “merger” or other similar transaction as each term is defined in the terms of the LTIP 2021, all outstanding Share Awards would vest in their entirety upon the completion of such transaction, and we shall have a right to repurchase all such Share Awards for fair market value.

LTIP 2022

On May 19, 2022, our shareholders approved the Board Long Term Incentive Program 2022, or the LTIP 2022, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2022, up to 50,000 shares in the form of Share Awards can be granted. As of December 31, 2023, 37,136 Share Awards had been granted. The Share Awards are subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2022, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2022 may not be transferred. In the event of a “take-over,” “asset sale” or “merger” or other similar transaction as each term is defined in the terms of the LTIP 2022, all outstanding Share Awards would vest in their entirety upon the completion of such transaction, and we shall have a right to repurchase all such Share Awards for fair market value.

LTIP 2023

On May 30, 2023, our shareholders approved the Board Long Term Incentive Program 2023, or the LTIP 2023, which permits the grant of performance-based share awards, or Share Awards, to our board members. Pursuant to the terms of the LTIP 2022, up to 50,000 shares in the form of Share Awards can be granted. As of December 31, 2023, 40,957 Share Awards had been granted. The Share Awards are subject to performance-based vesting, and vest in three equal annual installments based on the performance of our share price during the relevant measurement period, calculated in accordance with the terms of the LTIP 2023, subject to the board member’s continued service through the applicable vesting date. Share Awards granted under the LTIP 2023 may not be transferred. In the event of a “take-over,” “asset sale” or “merger” or other similar transaction as each term is defined in the terms of the LTIP 2023, all outstanding Share Awards would vest in their entirety upon the completion of such transaction, and we shall have a right to repurchase all such Share Awards for fair market value.

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

The meeting attendance rate for our directors is set out in the table below:

Name	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings
Elmar Schnee (Chair)	13/13	—	5/5
Elisabeth Björk	13/13	—	5/5
Fred Driscoll (from May 2023)	8/8	5/5	—
Hilde Furberg	13/13	11/11	—
Molly Henderson (until May 2023)	5/5	5/6	—
Diane Parks	13/13	—	5/5
Henrik Stenqvist	13/13	11/11	—

Committees of Our Board of Directors

Our board of directors has two standing committees: an audit committee and a remuneration committee.

Audit Committee

Our audit committee currently consists of Fred Driscoll, Hilde Furberg and Henrik Stenqvist, and assists the board of directors in overseeing our accounting and financial reporting processes. Henrik Stenqvist serves as chairperson of the audit committee.

The audit committee consists exclusively of members of our board who are financially literate, and Henrik Stenqvist and Fred Driscoll are each considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

The audit committee has deliberated eleven times in the course of 2023. At these meetings, the main points of discussion were review of the 2022 financial statements, Ernst & Young AB’s 2022 audit report, 2023 audit fee proposal, review of interim consolidated financial statements, Ernst & Young AB’s report on interim financial statements, updates on internal control activities including SOX remediation, updates on corporate audit activities and review of the 2024 budget.

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

The remuneration committee has deliberated five times over the course of 2023. The main topics of discussion were management performance reviews, allocation of share-based incentive programs, and 2023 management targets and management remuneration proposals.

Nomination Committee

We are following the Swedish Code of Corporate Governance, or the Swedish Code, and are therefore required to have a nomination committee, which is not a standing committee of our board of directors. According to the Swedish Code, the general meeting shall appoint the members of the nomination committee or resolve on procedures for appointing the members. Such procedures were adopted by our 2023 annual general meeting. The nomination committee shall, pursuant to the Swedish Code, consist of at least three members of which a majority shall be independent in relation to us and our management. In addition, at least one member of the nomination committee shall be independent in relation to the largest shareholder in terms of voting rights or group of shareholders who cooperates in terms of our management.

Ahead of the 2024 annual general meeting, the nomination committee consists of Patrick Sobocki (appointed by Stiftelsen Industrifonden), Spike Loy (appointed by BVF), Karl Tobieson (appointed by Linc AB) and Elmar Schnee (chairman of our board of directors). Karl Tobieson serves as chairman of the nomination committee.

The nomination committee’s responsibilities include:

●	preparing a proposal for the election of a chairman of the board of directors, the members of the board of directors, the election of a chairman of the annual general meeting, election of auditors, the determination of fees to board members and auditors, and matters pertaining thereto.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we may choose to voluntarily follow some Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
●	exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
●	exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;
●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans and equity issuances;
●	exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
●	exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	exemption from the requirement to have independent director oversight of director nominations.

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

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 29, 2024 for:

●	each person who is known by us to own beneficially more than 5% of our total outstanding common shares;
●	each member of our board of directors and our executive officers;
●	all members of our board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of February 29, 2024. The percentage ownership information shown in the table is based upon 59,580,087 common shares outstanding as of February 29, 2024.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of February 29, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

	Shares beneficially
	owned
Name of beneficial owner	Number	Percentage
5% or Greater Shareholders:
BVF Partners L.P.(1)	6,260,311	10.5%
Linc AB(2)	5,962,312	10.0%
Stiftelsen Industrifonden (3)	3,145,440	5.3%
Executive Officers and Directors:
Renée Aguiar-Lucander(4)	939,000	1.6%
Fredrik Johansson(5)	172,750	*
Richard Philipson, M.D. (6)	125,000	*
Marie Törnsèn	—	—
Frank Bringstrup, M.D.(7)	53,500	*
Elmar Schnee(8)	33,236	*
Hilde Furberg(9)	53,199	*
Diane Parks(10)	8,449	*
Fred Driscoll	—	—
Elisabeth Björk	—	—
Henrik Stenqvist(11)	10,000	*
Brian Gorman	—	—
Lars Stubberud(12)	30,000	*
All directors and executive officers as a group (13 persons)	1,425,134	2.3%
*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.
(1)	Based on shareholder information as of December 31, 2022 as provided in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2023. BVF Inc., as the general partner of BVF Partners L.P., may be deemed to beneficially own the shares that are beneficially owned by such funds. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares that are beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery St. 40th floor, San Francisco, CA 94104.
(2)	Consists of 5,962,312 common shares held directly by Linc AB. Voting and dispositive power over the shares is held by the board of directors of Linc AB. Bengt Julander is the majority shareholder and chairman of the board of directors of Linc AB. As such, Bengt Julander may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Act of 1933, as amended, of any securities of the Issuer beneficially owned by Linc AB. The address of Linc AB is Birger Jarlsgatan 36, 114 29 Stockholm, Sweden.
(3)	Consists of 3,145,440 common shares, held directly by Stiftelsen Industrifonden. Peter Wolpert is the Chief Executive Officer of Stiftelsen Industrifonden and has voting and dispositive power with respect to the shares reported in the table above. The address of Stiftelsen Industrifonden is Vasagatan 11, 111 91 Stockholm, Sweden.
(4)	Consists of 643,000 common shares and 296,000 options.
(5)	Consists of 42,750 common shares and 130,000 options.
(6)	Consists of 125,000 options.
(7)	Consists of 8,500 common shares and 45,000 options.
(8)	Consists of 33,236 common shares.

(9)	Consists of 53,199 common shares.
(10)	Consists of 8,449 common shares.
(11)	Consists of 10,000 common shares.
(12)	Consists of 30,000 options.

Each of our shareholders is entitled to one vote per common share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 29, 2024, we had one holder of record of our ADSs in the United States, which is CITIBANK ADR. This shareholder held in the aggregate 5.3% of the 59,580,087 common shares outstanding as of February 29, 2024. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these common shares were held by brokers or other nominees. As of December 31, 2023, assuming that all of our common shares represented by ADSs are held by residents of the United States, we estimate that approximately 15.0% of our outstanding common shares were held in the United States by approximately 34 institutional holders of record.

To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with our initial US public offering, there has been no significant change in the percentage ownership held by the major shareholders listed above.

B.RELATED PARTY TRANSACTIONS

Other than compensation arrangements described in “Management” elsewhere in this annual report, since January 1, 2023, we have not engaged in any transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties.

(iii)	Agreements with Our Executive Officers and Directors

We have entered into employment agreements with certain of our executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers and non-executive directors. The enforceability of the non-competition provisions may be limited under applicable law.

(iv)Related Party Transactions Policy

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

(v)Consolidated financial statements

The consolidated financial statements are included as part of this annual report, starting at page F-1.

(vi)Legal proceedings

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

(vii)Dividend policy

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

Preemptive Rights

Under the Swedish Companies Act, shareholders of any class of shares will generally have a preemptive right to subscribe for shares or warrants issued of any class in proportion to their shareholdings. Shareholders will have preferential rights to subscribe for new shares in proportion to the number of shares they own. If an offering is not fully subscribed for based on subscription rights, shares may be allocated to subscribers without subscription rights. The preemptive right to subscribe does not apply in respect of shares issued for consideration by payment in kind or of shares issued pursuant to convertible debentures or warrants previously issued by the company without preemptive rights for the shareholders.

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

Preemptive Rights

Sweden. Under the Swedish Companies Act, shareholders of any class of shares have a preemptive right (Sw. företrädesrätt) to subscribe for shares issued of any class in proportion to their shareholdings. The preemptive right to subscribe does not apply in respect of shares issued for consideration other than cash or of shares issued pursuant to convertible debentures or warrants previously issued by the company without preemptive rights for the shareholders. The preemptive right to subscribe for new shares may also be set aside by a resolution passed by two thirds or, in certain situations, nine-tenths of the votes cast, and shares represented at the shareholders’ meeting resolving upon the issue.

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

PFIC Rules

A non-US corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income (determined under applicable Treasury Regulations); or
●	at least 50% of its average percentage of gross assets (determined under applicable Treasury Regulations) is attributable to assets that produce passive income or are held for the production of passive income.

If a non-US corporation owns directly or indirectly at least 25% by value of the stock of another entity treated as a corporation or partnership for US federal income tax purposes (or, in the case of a partnership, the non-US corporation satisfies active partner tests with respect to the partnership), the non-US corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such entity and as receiving directly its proportionate share of the other entity’s income.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2023, we do not believe that we were a PFIC for our taxable year ended December 31, 2023. Because PFIC status is a fact specific determination that generally cannot be made until the close of the taxable year in question, the calculation of the value of our non-cash assets may be based in part on the value of our common shares or ADSs, the value of which may fluctuate considerably, and we hold a substantial amount of cash and cash equivalents, our PFIC status may change from year to year, it is difficult to predict whether we will be a PFIC for the current taxable year or any future year, and no assurance can be given that we will not be a PFIC for our current taxable year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC. Our United States counsel expresses no opinion with respect to our PFIC status for any prior, the current, or any future taxable year.

If we are classified as a PFIC in any year with respect to which a US Holder owns the common shares or ADSs, we will continue to be treated as a PFIC with respect to such US Holder in all succeeding years during which the US Holder owns the common shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the US Holder has made a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, the US Holder will be deemed to have sold the common shares or ADSs the US Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the US Holder’s common shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the US Holder will not be subject to the rules described below with respect to any “excess distribution” the US Holder receives from us or any gain from an actual sale or other disposition of the common shares or ADSs.

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

Taxation of Distributions

Subject to the discussion above under “PFIC rules,” distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Because we may not calculate our earnings and profits under US federal income tax principles, we expect that distributions generally will be reported to US Holders as dividends. Non-corporate US Holders may qualify for the preferential rates of taxation with respect to dividends on our common shares or ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-US corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares or ADSs that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States. We are incorporated under the laws of Sweden, and we believe that we qualify as a resident of Sweden for purposes of, and are eligible for the benefits of, the US-Sweden Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the US-Sweden Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion regarding the PFIC rules, such dividends will generally be expected to be “qualified dividend income” in the hands of individual US Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the US Holder. Each US Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of common shares or ADSs if they have been residents of Sweden due to a habitual abode in Sweden or a continuous stay in Sweden at any time during the calendar year of disposal or the ten calendar years preceding the year of disposal. In a number of cases though, the applicability of this rule is limited by tax treaties. For example, under the US-Sweden Tax Treaty this rule applies for ten years from the date the private individuals became non-resident of Sweden for tax purposes.

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

I.SUBSIDIARY INFORMATION

Not applicable.

J.ANNUAL REPORT TO SECURITY HOLDERS

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

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

We recorded foreign currency transaction gains/(losses) of SEK 16.6 million and SEK 7.1 million for the years ended December 31, 2023 and 2022, respectively. These foreign currency transaction gains/(losses) are included in other operating income and other operating expenses in our consolidated financial statements.

We recorded foreign exchange rate difference translation gains of SEK 1.3 million and SEK 46.6 million for the years ended December 31, 2023 and 2022, respectively. These foreign exchange rate gains/(losses) are included in financial income and financial expenses in our consolidated financial statements.

Transaction Exposure

Our transaction exposure from contracted payment flows in foreign currency is limited. However, our transaction exposure has been increasing year by year. The table below sets forth our exposure in each currency for the years ended December 31, 2023, 2022 and 2021.

		Operating
Currency Exposure 2023 ()%	Revenue	expenses
USD	72%	16%
EUR	28%	58%
GBP	—	6%
SEK	—	20%
Other currencies	—	0%

		Operating
Currency Exposure 2022 ()%	Revenue	expenses
USD	68%	20%
EUR	32%	48%
GBP	—	4%
SEK	—	27%
Other Currencies	—	1%

		Operating
Currency Exposure 2021 ()%	Revenue	expenses
USD	14%	43%
EUR	86%	36%
GBP	—	3%
SEK	—	18%

Our primary transaction exposure is in Euros and US dollars. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 29.3 million, SEK 23.1 million and SEK 0.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. A 10% stronger US dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately pos. SEK 0.1 million, SEK 9.6 million and SEK 22.4 million for the year ended December 31, 2023, 2022 and 2021, respectively.

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

As of December 31, 2023, 2022 and 2021, we had SEK 939.5 million, SEK 713.0 million and SEK 189.2 million in debt outstanding, respectively. In July 2021, we signed a loan agreement of up to the euro-equivalent of USD 75 million with Kreos Capital. The loan facility is divided into three tranches of USD 25 million each, which we drew down in September 2021, June 2022 and December 2022. The interest rate on the loan is 9% per annum with a maturity of December 2025. In December 2023, we entered into a credit agreement with Athyrium, Athyrium made available to us 92 million Euros, which we fully drew down. We used part of the proceeds from the Credit Agreement to repay in full outstanding obligations under our loan agreement with Kreos Capital. The interest rate on the loan is 9% per annum with a maturity of December 2027. The Credit Agreement contains financial covenants to maintain minimum unrestricted cash (including cash equivalents) and achieve minimum net revenue targets with respect to Nefecon. The Credit Agreement contains affirmative and negative covenants customary for a senior secured loan.

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

(viii)Fees and Charges

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2023. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Based upon our evaluation as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer have concluded that thus the previously identified material weaknesses regarding the Entity-level control environment, IT Processes, and Payroll have all been remediated, the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), as a result of the material weaknesses in our internal control over financial reporting, as discussed below, were not effective.

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

Our management has conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to material weaknesses in our internal control over financial reporting as described below.

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

Financial Statement Close and Reporting Process

We did not adequately design or execute controls that address the relevant financial statement assertions over the Financial Statement Close and Reporting Process. Specifically, we did not adequately design or execute internal controls over 1) certain aspects of management review procedures; 2) certain aspects of journal entry approvals and processing; 3) review of general ledger master data changes; 4) share-based payments; and 5) income taxes.

Net Sales

We did not have effective controls in place over the recording of revenue. Specifically, we did not adequately design or execute controls over the cash receipts, master data, royalty data, and management review of gross-to-net models. Also, management did not design effective controls over the completeness and accuracy of key sources of data used in the performance of controls.

Accounts Payable, Accrued Expenses and Operating Expenses

We did not have effective internal controls in place over the procurement of goods and services and invoice processing, or the completeness, existence, and valuation of accounts payable and accrued liabilities. Specifically, we did not adequately design or execute controls over 1) certain aspects of purchase order processing as it relates to purchase order approvals, invoice processing, master data changes, authorization levels, bank disbursements; and 2) the completeness and accuracy of certain underlying key sources of data used in the performance of these controls.

Remediation Plan

We have initiated a remediation plan that includes steps to increase dedicated resources, improve reporting processes, and enhance related supporting technology. We will continue to enhance documentation of our risks-related controls and their assertions to facilitate tracking and trend analysis of internal control deficiencies to support timely remediation of the remaining material weaknesses. We will continue to leverage an outsourced team to perform independent testing of our internal controls throughout the year. We are committed to strengthen and further improve our internal control environment and implementing measures designed to help ensure that control deficiencies contributing to the remaining material weaknesses are remediated as soon as possible, as further described below. Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses, and our remediation plan may not prove to be successful. In addition, we may discover additional material weaknesses that require additional time and resources to remediate.

Our remediation process further includes, but is not limited to:

●	enhance variance analysis controls and procedures, as supported by a new consolidated reporting application that was implemented in Q1, 2024;
●	enhance balance sheet reconciliation controls and procedures, as supported by a new reconciliation application that is being implemented in Q1 and Q2, 2024;
●	re-design control procedures related to review of master data changes for the Chart of Accounts, customers, and vendors;
●	re-train control owners on the proper performance and documentation of completeness and accuracy validation procedures over the data produced by the entity (IPE) as part of their review controls;
●	re-train control owners on the level of precision required to complete review procedures;

●	improve definition, documentation and implementation of succinct review criteria as part of certain management review controls;
●	enhance accrual controls and procedures through implementation of a Purchase Order module;
●	leverage automated reminders and defined deadlines from our internal controls library application to drive timely performance of control procedures.

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

C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young AB, an independent public accounting firm. Their report is included beginning on page F-2.

D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The previously identified material weaknesses related to the Entity-level control environment, IT Processes, and Payroll have been remediated. Except for the remediation of these material weaknesses and as described above in “—Disclosure Controls and Procedures,” there were no other changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the twelve months ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consists exclusively of members of our board who are financially literate, and Fred Driscoll and Henrik Stenqvist are each considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young AB has served as our independent registered public accounting firm for 2022 and 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
Fees	2023	2022

	(in thousands of SEK)
Audit Fees	20,951	13,369
Audit-Related Fees	900	3,370
Tax Fees	—	—
All Other Fees	—	—
Total	21,851	16,739

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountants provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2023 and 2022, “Audit-Related Fees” also include fees billed for assurance and audit-related services regarding our public offerings on Nasdaq.

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

We qualify as a foreign private issuer. The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. While we may choose to voluntarily follow some Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
●	exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
●	exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;
●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans and equity issuances;
●	exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
●	exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	exemption from the requirement to have independent director oversight of director nominations.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16JINSIDER TRADING POLICIES

Not applicable.

ITEM 16KCYBERSECURITY

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical systems and information (collectively, our “Information Systems and Data”).

Our Information Technology department, with support from members of our Legal and Compliance teams and our Chief Information Officer (“CIO”), helps identify and assess cybersecurity risks and prepare the Company to respond to these risks. We use various methods for monitoring and evaluating threats to our environment including, for example: using manual and automated tools to detect anomalies and attempted attacks, subscribing to reports and services that identify cybersecurity threats, evaluating our and our industry’s risk profile, analyzing reports of threats and actors, conducting scans of our environment, evaluating threats reported to us, conducting internal and external audits, conducting threat assessments for internal and external threats, and conducting vulnerability assessments, including penetration tests.

Depending on the environment and system, we implement and maintain various technical, organizational, and physical measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data. These include, in addition to others discussed in this Item 16K, system monitoring, an incident detection and response plan, a disaster recovery plan, encryption and segregation of certain data, network security controls, and measures for the physical security of our technology infrastructure. We provide an annual information security awareness training to our employees and ask them to review certain information security policies on an annual basis.

Our identification, assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, we include information on cybersecurity risk evaluations conducted by management in reports, elements of which are shared with the audit committee of our board of directors. Additionally, our Executive Committee may discuss cybersecurity risks and mitigation activities as part of its general risk management oversight. Our Group General Counsel has functional responsibility for cybersecurity and may elevate cybersecurity topics for the attention of the audit committee and board of directors.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example cybersecurity consultants, threat intelligence service providers, cybersecurity software and service providers, penetration testing firms, dark web monitoring services, forensic investigators, and professional services firms, including legal counsels.

Support elements for a variety of functions across our business are performed by third parties, such as distributors, contract manufacturing organizations, contract research organizations, application providers, and supply chain resources. We consider cyber risks in evaluating third parties and services, and our vendor management processes are tailored to our assessment of a particular vendor’s risk profile and criticality to our operations. Those processes may include, for example, some combination of the following: performing a risk assessment or issuing a security questionnaire, reviewing written security programs, performing certain vulnerability scans, conducting security assessment calls with the vendor’s security personnel, performing audits on the vendor’s compliance with our security requirements, or imposing contractual obligations relating to information security. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify and manage cybersecurity risks associated with a provider.

We have not identified risks from any known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. For a description of the risks from cybersecurity threats that may be reasonably likely to materially affect the Company and how they may do so, see our risk factors under Item 3D. Risk Factors in this Annual Report, including those described in “Risks Related to Our Employee Matters, Managing Our Growth and Other Risks Relating to Our Operations.”

Governance

Our board of directors considers the Company’s cybersecurity risk as part of its general oversight function and is responsible for overseeing the Executive Committee’s implementation and enforcement of our cybersecurity risk management processes.

Our cybersecurity risk assessment and management processes are implemented and maintained by a management team comprised of our CIO, Group General Counsel and CFO who all report to our CEO. This management team is responsible for hiring appropriate personnel, managing spending relating to cybersecurity, providing information on cybersecurity risks, preparing for cybersecurity incidents, reviewing security assessments, approving cybersecurity processes and resources, and managing our response to significant cybersecurity incidents. The management team stays informed about and monitors efforts to prevent, detection, mitigate and remediate cybersecurity incidents through various means, which may include briefings with operational cybersecurity team members, outside threat intelligence sources, and from tooling described above that is deployed in our IT environment.

Individuals responsible for cybersecurity at an operational level within the Company have a minimum of 15 years’ experience in the field of information technology. We also have a Cyber Incident Response Team that includes the CIO, CEO, Group General Counsel, CFO, Head of HR and IT Compliance Manager. This group may be expanded as needed to include representatives from our Legal and Corporate Communications teams as well as our Executive Committee, which is responsible for communicating with the audit committee or full board of directors as needed.

The audit committee receives regular reports from the CIO concerning the Company’s significant cybersecurity threats and risks and the processes the Company has implemented to address them, as well as cybersecurity incidents deemed significant by the management team. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17.FINANCIAL STATEMENTS

See financial statements beginning on page F-1 of this annual report.

ITEM 18.FINANCIAL STATEMENTS

Not applicable.

ITEM 19.EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT INDEX

		Incorporated by Reference
		Schedule/
Exhibit	Description	Form	File Number	Exhibit	File Date

1.1*	Articles of Association of the Registrant (English translation)
2.1	Form of Deposit Agreement	Form F-1/A	333-238244	4.1	06/01/2020
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Share Purchase Agreement, dated August 13, 2020, by and between the Registrant and the Block Sellers	Form F-1	333-252436	2.1	01/26/2021
2.4*	Description of Securities
4.1†	License Agreement regarding NEFECON, dated June 10, 2019, by and between the Registrant and Everest Medicines II Limited.	Form F-1	333-238244	10.1	05/14/2020
4.2	Supplemental Agreement and First Amendment to License Agreement regarding NEFECON, dated March 7, 2022, by and between the Registrant and Everest Medicines II Limited	Form 20-F	001-39308	4.2	04/27/2022
4.3	English translation of Lease Agreement, dated as of March 20, 2019, by and between Vasaterminalen AB and the Registrant	Form F-1	333-238244	10.2	05/14/2020
4.4#	English Translation of Warrants 2018/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.4	05/14/2020
4.5#	English Translation of Warrants 2019/2022 in Calliditas Therapeutics AB (publ)	Form F-1	333-238244	10.5	05/14/2020
4.6#	Board Long Term Incentive Program 2020	Form F-1	333-252436	10.6	01/26/2021
4.7#	Board Long Term Incentive Program 2021	Form 20-F	001-39308	4.8	04/27/2022
4.8#	Board Long Term Incentive Program 2022	Form 20-F	001-39308	4.9	04/26/2023
4.9#	Board Long Term Incentive Program 2023	Form S-8	333-272594	99.6	06/12/2023
4.10#	English Translation of Principles for the 2020 ESOP for the Registrant’s management and key personnel	Form F-1	333-238244	10.7	05/14/2020
4.11#	ESOP 2020 United States Sub-Plan	Form S-8	333-240126	99.1	07/27/2020

		Incorporated by Reference
		Schedule/
Exhibit	Description	Form	File Number	Exhibit	File Date
4.12#	English Translation of Principles for the 2021 ESOP for the Registrant’s management and key personnel	Form 20-F	001-39308	4.11	04/27/2022
4.13#	ESOP 2021 United States Sub-Plan	Form 20-F	001-39308	4.12	04/27/2022
4.14#	English Translation of Principles for the 2022 ESOP for the Registrant’s management and key personnel	Form 20-F	001-39308	4.14	04/26/2023
4.15#	ESOP 2022 United States Sub-Plan	Form 20-F	001-39308	4.15	04/26/2023
4.16#*	English Translation of Principles for the 2023 ESOP for the Registrant’s management and key personnel
4.17#	ESOP 2023 United States Sub-Plan	Form S-8	333-272594	99.3	06/12/2023
4.18	Commercialization Agreement dated as of July 21, 2021, by and between the Registrant and STADA Arzneimittel AG	Form 6-K	001-39308	10.1	07/23/2021
4.19	Agreement for the Provision of Loan Facilities dated as of July 15, 2021, by and between the Registrant and the parties named therein	Form 6-K	001-39308	10.1	07/19/2021
4.20	Intellectual Property Security Agreement dated as of July 15, 2021, by and between the Registrant and the parties named therein	Form 6-K	001-39308	10.2	07/19/2021
4.21†+	License Agreement between the Registrant and Viatris Pharmaceuticals Japan Inc., dated December 12, 2022	Form 20-F	001-39308	4.26	04/26/2023
4.22*+	Credit Agreement by and among the Registrant, Athyrium Opportunities IV Co-Invest 1 LP and the parties named therein, dated as of December 27, 2023.
4.23*+†	Master Manufacturing Services Agreement dated as of December 30, 2020, by and between the Registrant and Patheon Pharmaceuticals, Inc.
4.24*+†	Product Agreement dated as of December 30, 2020, by and between the Registrant and Patheon Pharmaceuticals, Inc.
8.1	Subsidiaries of the Registrant	Form 20-F	001-39308	8.1	04/27/2022
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Incorporated by Reference
Schedule/
Exhibit	Description	Form	File Number	Exhibit	File Date
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of independent registered public accounting firm
97.1*	Executive Officer Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
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

Date:April 24, 2024

CALLIDITAS THERAPEUTICS AB

By:	/s/ Renée Aguiar-Lucander
Name: Renée Aguiar-Lucander

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Calliditas Therapeutics AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Calliditas Therapeutics AB (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 24, 2024 expressed an adverse opinion thereon.

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

Estimate of variable consideration for revenue recognition

Description of the matter

As is stated in Note 3 of the consolidated financial statements, for the year ended December 31, 2023, the Company’s revenues from product sales were SEK 1,087,418 thousands. As more fully described in Notes 2 and 3, revenue from the sale of goods is calculated net of actual and estimated rebates to government payers, among other deductions. The Company’s determination of variable consideration at December 31, 2023, requires management to make assumptions about amounts of rebates that will be payable by the Company, as a result of the sale of products for which control has transferred.

Auditing management’s estimate of variable consideration was complex, because the calculation involves significant management judgement to determine the rebates owed to government payers.

How We Addressed the Matter in Our Audit

To test the estimate of variable consideration, our audit procedures included, among others, performing analytical procedures to assess the historical accuracy of management’s estimates, by comparing previous estimates of payor rebates to the amount of actual payments in subsequent periods. Where available, we tested management’s estimate as of December 31, 2023, by comparison to actual invoices received subsequently. We also tested the completeness and accuracy of dispensing data and inputs used by the Company in its determination of the estimated payor mix, by agreeing it to third-party data.

We involved professionals with government pricing subject matter experience, to assist in evaluating management’s methodology and calculations used to measure rebates owed to government payors.

Impairment assessment of intangible assets

Description of the matter

Intangible assets amount to SEK 430,754 thousands as of December 31, 2023. As explained in Note 2 and Note 15 of the consolidated financial statements, the Company performs an impairment assessment of intangible assets not yet available for use, on an annual basis or when there is an indication that an asset may be impaired. The Company’s impairment assessment of intangible assets, involves the comparison of the recoverable amount of each asset or cash generating unit to their carrying values.

The recoverable amount of intangible assets is estimated based on a probability-adjusted cash flow model, where the amount is determined by estimating the expected future cash flows and present value adjustments, including the probability of reaching the market. Changes in assumptions used by management could have a significant impact on the recoverable amount.

The audit of the impairment assessment of intangible assets was complex, due to the significant judgments made by management to estimate the recoverable amount, including assumptions related to the timing of potential commercialization, the market size, the probability of reaching the market and the discount rate used.

How We Addressed the Matter in Our Audit

We performed audit procedures related to the impairment assessment of intangible assets, which included, among others, testing the completeness and accuracy of inputs utilized by management in the assumptions, including the timing of potential commercialization, expected market size and the probability of the products reaching the market. In doing so, we compared these inputs to third-party statistical data for the clinical indications targeted and to other development projects within the industry.

With the assistance of our valuation specialists, we evaluated the discounted cash flow methodology and assessed the discounts rates used by management, by comparing to underlying source information, testing the mathematical accuracy of the calculations and preparing an independent range of discount rates based on market and peer company observable data and comparing to that used by management.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2004.

Stockholm, Sweden

April 24, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Calliditas Therapeutics AB

Opinion on Internal Control Over Financial Reporting

We have audited Calliditas Therapeutics AB’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Calliditas Therapeutics AB (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to inadequately designed controls and control operations over the financial statement close and reporting process, ineffective controls over the recording of revenue, and ineffective controls over the procurement of goods and services, invoices processing, and the completeness, existence, and valuation of accounts payable and accrued liabilities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated April 24, 2024, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AB

Stockholm, Sweden

April 24, 2024

GROUP

Consolidated Statements of Income

		Year Ended December 31,
(SEK in thousands, except per share amounts)	Note	2023	2022	2021

Net sales	3	1,206,888	802,879	229,347
Cost of sales		(60,463)	(15,201)	—
Gross profit		1,146,425	787,678	229,347

Research and development expenses	7,8,9,10	(502,223)	(414,749)	(357,485)
Marketing and selling expenses	7,8,9,10	(727,740)	(515,190)	(179,603)
Administrative expenses	6,7,8,9,10	(332,991)	(259,469)	(210,630)
Other operating income	4	44,608	2,862	259
Other operating expenses	5	(1,135)	(23,074)	(6,344)
Operating loss	7	(373,055)	(421,943)	(524,456)

Financial income	11	30,387	50,195	20,336
Financial expenses	12	(114,349)	(37,669)	(9,253)
Loss before income tax		(457,017)	(409,417)	(513,373)

Income tax expense	13	(9,168)	(2,851)	3,836

Loss for the year		(466,185)	(412,268)	(509,537)

Attributable to:
Equity holders of the Parent Company		(466,185)	(412,268)	(500,293)
Non-controlling interests		—	—	(9,244)
		(466,185)	(412,268)	(509,537)
Loss per share
Before and after dilution to ordinary equity holders of the Parent Company	14	(8.69)	(7.78)	(9.84)

GROUP

Consolidated Statements of Comprehensive Income

		Year Ended December 31,
(SEK in thousands)	Note	2023	2022	2021

Loss for the year		(466,185)	(412,268)	(509,537)

Other comprehensive income
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	20,25	(14,538)	36,287	(20,111)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		(14,538)	36,287	(20,111)

Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain/(loss) on defined benefit plans	28	(3,071)	2,763	1,993
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods		(3,071)	2,763	1,993

Other comprehensive income/(loss) for the year		(17,609)	39,050	(18,118)

Total comprehensive loss for the year		(483,794)	(373,218)	(527,655)

Attributable to:
Equity holders of the Parent Company		(483,794)	(373,218)	(519,189)
Non-controlling interests		—	—	(8,466)
		(483,794)	(373,218)	(527,655)

GROUP

Consolidated Statements of Financial Position

		December 31,
(SEK in thousands)	Note	2023	2022

ASSETS
Non-current assets
Intangible assets	15	430,754	438,057
Goodwill	15	48,584	45,784
Equipment	16	16,053	7,468
Right-of-use assets	8	38,186	24,452
Non-current financial assets	3,17,19,32	24,201	11,210
Deferred tax assets	18	26,315	13,798
Total non-current assets		584,093	540,770

Current assets
Inventories	21	20,428	3,647
Accounts receivable	20	180,892	78,703
Other current assets	19	15,774	10,018
Prepaid expenses and accrued income	22	84,324	70,741
Cash	23	973,733	1,249,094
Total current assets		1,275,152	1,412,204

TOTAL ASSETS		1,859,245	1,952,973

EQUITY AND LIABILITIES
Equity	25
Share capital		2,383	2,383
Additional paid-in capital		2,643,227	2,590,890
Reserves		(5,231)	9,307
Retained earnings including net loss for the year		(2,305,573)	(1,836,317)
Total equity attributable to equity holders of the Parent Company		334,806	766,264

Non-current liabilities
Provisions	26	32,595	11,792
Contingent consideration	27	56,561	75,880
Pension liabilities	28	3,521	884
Deferred tax liabilities	18	41,641	39,752
Non-current interest-bearing liabilities	19	939,508	713,030
Non-current lease liabilities	8,19	27,088	15,792
Other non-current liabilities	19,29	16,381	4,350
Total non-current liabilities		1,117,295	861,479

Current liabilities
Accounts payable	19,20	100,564	160,404
Current tax liabilities		6,167	5,684
Other current liabilities	8,19	19,786	22,697
Accrued expenses and deferred revenue	30	280,627	136,446
Total current liabilities		407,144	325,231

TOTAL EQUITY AND LIABILITIES		1,859,245	1,952,973

GROUP

Consolidated Statements of Changes in Shareholders Equity

		Attributable to the Equity Holders of the Parent Company
					Retained
					Earnings
			Additional		incl. Net		Non-
			Paid-in	Translation	Loss for		Controlling
(SEK in thousands)	Note	Share Capital	Capital	Reserve	the Year	Total	Interests	Total Equity

Opening equity January 1, 2021		1,998	2,133,179	(6,090)	(918,596)	1,210,491	45,809	1,256,300

Loss for the year		—	—	—	(500,293)	(500,293)	(9,244)	(509,537)
Other comprehensive income/(loss) for the year		—	—	(20,889)	1,993	(18,896)	778	(18,118)
Total comprehensive loss for the year		—	—	(20,889)	(498,300)	(519,189)	(8,466)	(527,655)

Transactions with owners:
New share issue		96	323,904	—	—	324,000	—	324,000
Costs attributable to new share issue		—	(20,909)	—	—	(20,909)	—	(20,909)
Contribution from non-controlling interest		—	—	—	—	—	2,282	2,282
Share-based payments	10	—	23,567	—	—	23,567	—	23,567
Purchase of non-controlling interests		—	—	—	(9,678)	(9,678)	(39,625)	(49,303)
Total transactions with owners		96	326,562	—	(9,678)	316,979	(37,343)	279,636

Closing equity December 31, 2021		2,094	2,459,741	(26,979)	(1,426,574)	1,008,281	—	1,008,281

Opening equity January 1, 2022		2,094	2,459,741	(26,979)	(1,426,574)	1,008,281	—	1,008,281

Loss for the year		—	—	—	(412,268)	(412,268)	—	(412,268)
Other comprehensive income/(loss) for the year		—	—	36,286	2,763	39,050	—	39,050
Total comprehensive loss for the year		—	—	36,286	(409,505)	(373,218)	—	(373,218)

Transactions with owners:
Issuance of treasury shares		236	—	—	—	236	—	236
Repurchase of treasury shares		—	—	—	(236)	(236)	—	(236)
Exercise of warrants		53	95,070	—	(2)	95,121	—	95,121
Share-based payments	10	—	36,080	—	—	36,080	—	36,080
Total transactions with owners		290	131,150	—	(238)	131,201	—	131,201

Closing equity December 31, 2022	10,25	2,383	2,590,890	9,307	(1,836,317)	766,264	—	766,264

Opening equity January 1, 2023		2,383	2,590,890	9,307	(1,836,317)	766,264	—	766,264

Loss for the year		—	—	—	(466,185)	(466,185)	—	(466,185)
Other comprehensive income/(loss) for the year		—	—	(14,538)	(3,071)	(17,609)	—	(17,609)
Total comprehensive income/(loss) for the year		—	—	(14,538)	(469,256)	(483,794)	—	(483,794)

Transactions with owners:
Share-based payments	10	—	52,337	—	—	52,337	—	52,337
Total transactions with owners		—	52,337	—	—	52,337	—	52,337

Closing equity December 31, 2023	10,25	2,383	2,643,226	(5,231)	(2,305,573)	334,807	—	334,806

GROUP

Consolidated Statements of Cash Flows

		Year Ended December 31,
(SEK in thousands)	Note	2023	2022	2021

Operating activities
Operating loss		(373,055)	(421,943)	(524,456)
Adjustments for non-cash items	23	102,478	61,260	66,676
Interest received		32,905	3,553	102
Interest paid		(94,497)	(35,252)	(5,432)
Income taxes paid		(22,747)	(7,392)	(3,949)
Cash flow from operating activities before changes in working capital		(354,915)	(399,774)	(467,058)

Cash flow from changes in working capital
Changes in inventory		(16,781)	(2,758)	(949)
Changes in operating receivables		(182,589)	(91,878)	(11,712)
Changes in operating liabilities		119,629	183,056	18,131
Cash flow from operating activities		(434,655)	(311,354)	(461,588)

Investing activities
Purchase of equipment	16	(12,788)	(2,512)	(6,588)
Investments in non-current financial assets	17	(1,560)	(2,633)	(1,686)
Repayment of non-current financial assets		602	—	—
Purchase of intangible assets	15	—	—	(16,066)
Cash flow from investing activities		(13,745)	(5,144)	(24,340)

Financing activities
New share issue		—	—	324,000
Expenditures attributable to new share issue		—	—	(20,909)
Issuance of treasury shares		—	236	—
Repurchase of treasury shares		—	(236)	—
Exercise of warrants		—	95,121	—
Purchase of non-controlling interests		—	—	(49,303)
Contribution from non-controlling interest		—	—	2,282
New borrowings	20	962,889	491,745	199,524
Expenditures attributable to new loans		(26,625)	(1,260)	(14,858)
Repayment of borrowing		(724,479)	—	—
Repayment of lease liabilities		(12,134)	(9,615)	(5,575)
Cash flow from financing activities		199,650	575,990	435,162

Net increase (decrease) in cash		(248,750)	259,493	(50,766)
Cash at beginning of the year		1,249,094	955,507	996,304
Exchange-rate difference in cash		(26,611)	34,094	9,969
Cash at the end of the year	23	973,733	1,249,094	955,507

GROUP

Notes to Consolidated Financial Statements

(SEK in thousands, except per share amounts or as otherwise indicated)

Description of Business

Calliditas Therapeutics AB (publ) (“Calliditas” or the “Parent Company”), with corporate registration number 556659-9766, and its subsidiaries (collectively, the “Group”) conduct development and commercial activities in pharmaceuticals.

These consolidated financial statements encompass the Group, domiciled in Stockholm, Sweden, and its subsidiaries for the year ended December 31, 2023, 2022 and 2021, respectively. The Group has chosen to, in addition to periods such as required by IFRS, present a consolidated income statement, statement of comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity with an additional comparison period.

Calliditas is a commercial stage biopharma company focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. The registered address of the corporate headquarters is Kungsbron 1, D5, Stockholm, Sweden.

Calliditas was founded as a public limited liability company under the laws of Sweden on February 20, 2004 under the name Pharmalink AB and registered with the Swedish Companies Registration Office on April 15, 2004. As of December 31, 2023, Calliditas is the Parent Company of four subsidiaries located in Sweden, France and in the United States. The Swedish subsidiary is Nefecon AB which is conducting no operating activities. The subsidiaries in the United States are Calliditas Therapeutics US Inc and Calliditas NA Enterprises Inc, who are conducting commercialization activates in the United States, respectively. The French subsidiary is Calliditas Therapeutics France SAS located in France which is conducting preclinical activities.

The Board of Directors (the “Board”) approved, and authorized for issuance, these consolidated financial statements on April 24, 2024.

Note 1 Material Accounting Policies

Basis for Preparation

These consolidated financial statements have been prepared in accordance with the IFRS (R) Accounting Standards published by the International Accounting Standards Board (IASB). In addition, the consolidated financial statements comply with the recommendation of The Swedish Corporate Reporting Board RFR 1, Supplementary Accounting Regulations for Groups.

Material accounting policies

The Group provides disclosures of material accounting policies and accounting policy is material if the underlying transaction is material and information in the accounting policy is material to understand the transaction, e.g. if the Group has made a policy choice or if the accounting policy is company specific. When the Group applies an accounting policy as described in the applicable IFRS standard, the Group does not provide any disclosure of the applied accounting policy. In addition to material accounting policies described in this note, the Group has decided to present material accounting policies within the corresponding note that the policy relates to.

Primary financial statements

The group has elected to present in addition to minimum periods required under IFRS, a consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of cash flows, and consolidated statement of changes in equity, for an additional comparative period. The Group has decided to present the consolidated statement of income based on function of expense.

Basis for Valuation and Current versus Non-Current Classification

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

Foreign exchange gains and losses as a result of transactions in foreign currency relating to operating receivables and liabilities are recognized net in operating profit as Other operating income or Other operating expenses, while foreign exchange gains and losses on financial receivables and liabilities are recognized net as financial items.

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

Administrative Expenses

Administrative expenses consist of salaries and other related costs for personnel in the Group, finance, corporate and administrative functions. Administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, related travel expenses and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs. Acquisition-related costs are included in administrative expenses in the consolidated statements of income and are expensed as the services are performed.

New and Amended Standards and Interpretations

Updated standards and interpretations from IASB and IFRIC interpretations that came into effect for the year ended December 31, 2023 have had no material impact on the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

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

Significant accounting judgements, estimates and assumptions are disclosed in detail in the corresponding note to which the judgement, estimate and assumption relate. Significant accounting judgements, estimates and assumptions relates to:

●	Revenue recognition - note 3,
●	Loss carryforwards - note 13,
●	Intangible assets - note 15, and
●	Expected credit losses - note 20.

A summarized description of each significant accounting judgment, estimate and assumption is presented below. For additional details of the significant accounting judgments, estimates and assumptions refer to the notes referenced above.

Revenue Recognition

Outlicensing of Product

Revenue for the outlicensing of Nefecon is recognized at the point in time when control of the intellectual property is transferred, while revenue for the provision of certain regulatory services is reported over time as the services are performed. The revenue allocated to the performance obligation for outlicensing is based on the residual approach and the allocation of revenue to the performance obligation for regulatory services is based on the expected costs to provide the service, with the addition of a profit margin based on comparable companies. The identification of and allocation of the transaction price between these performance obligations hence has a significant impact on the Group's revenue recognition, as the revenue recognition patterns differ between the performance obligations.

The revenue contracts also contain variable remuneration in the form of regulatory and commercial milestones. Variable remuneration is initially considered constrained, as there is significant uncertainty as to whether the associated milestones will occur. Compensation attributable to sales-based milestones or royalties is not recognized until the sale that results in the right to the royalties has occurred. Determining whether the criteria for recognition of the variable remuneration has been met hence has significant effects on revenue recognition and requires significant judgment by Management.

Gross to Net Accounting

There are various sales deductions and rebates relating to product sales in the United States that are deducted from the gross sales as part of the revenue recognition process. As the actual sales deductions are not known at the point of sale, estimates are made in determining the initial deduction of rebates, and are then subject to true-up as actual data is obtained.

Intangible Assets

Goodwill and intangible assets, not yet available for use

Goodwill and intangible assets not yet available for use are assessed for impairment at each reporting date based on their recoverable amounts, including key assumptions such as the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rates.

Capitalization of intangible assets

The Group capitalizes expenditures for the development of pharmaceuticals to the extent that it is expected to meet the criteria in accordance with IAS 38 — Intangible Assets. The assessment is based on significant judgments made by management, including the technical feasibility of completing the intangible asset so that it will be available for use or sale and assumptions used to demonstrate that the asset will generate probable future economic benefits (e.g., projected cash flow projections, discount rate). Capitalization of expenditures is generally made in the late stage of the development, for example after full approval, depending on when the criteria are deemed to have been met. The reason for this is that before then it is uncertain whether the expenditure will generate future economic benefits and that financing the completion of the asset is not yet guaranteed.

Loss Allowance for Expected Credit Losses for Accounts Receivable

Management makes loss allowance for expected credit losses for accounts receivable that correspond to their maturity. The estimate is based on any increased credit risk, on individual or collective basis, considering reasonable and supportable information, including that which is forward-looking. The allowance for expected credit risk is an estimate based on maturity structure accounts receivable and specific customer knowledge. Generally, invoices are due for payment within 30-45 days.

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

Note 3 Operating segments and revenue from Contracts with Customers

Material accounting policy - operating segments

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Group is the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system. The Group’s revenue is attributable to the Parent Company in Sweden and to the U.S. subsidiary Calliditas Therapeutics US Inc. The non-current assets are located in Sweden, the U.S., France and Switzerland.

Material accounting policy - revenue from contracts with customers

The Group is in the business of identifying, developing and commercializing novel treatments in orphan indications. Operating revenue mainly comprises of product sales, outlicensing of Nefecon to our partnerships in Europe, China and Japan and royalty revenue. Revenue is recognized as follows:

Product Sales

Revenue from product sales is recognized at the transaction price of goods sold excluding sales tax, rebates and returns. At the time of delivery, when the control of the goods passes to the customer, the revenue is recognized in full, as this represents the single performance obligation in the trans-action. The customer is defined as the specialty pharmacy who dispenses the good to the end user. As the transaction price is dependent on the rebate paid to the patients’ insurance company or government payer, the transaction price is not known upon delivery. This is accounted for by an accrued estimated rebate deduction in the Group based on calculation models considering statistical data, actual amounts incurred and/or historical trends. These liabilities for expected returns and rebates are based on estimates of the amounts received or to be claimed on the related sales. Furthermore, the Group estimates the liability for expected returns of obsolete medicines.

Outlicensing of Product

Revenue attributable to outlicensing Nefecon consisted of the agreement with STADA for Europe, the expansion of Everest Medicines to South Korea and the agreement with Viatris for Japan. Revenue for outlicensing is recognized at a point in time, which occurs when control over the intangible asset is transferred to the counterparty, which was at the time when the agreements with the parties were signed. These contracts with customers consist of fixed consideration as well as variable remuneration in the form of regulatory and commercial milestones, and sales-based royalties. Variable consideration (for example, attributable to future regulatory milestones) is initially considered constrained, as there is significant uncertainty as to whether these will occur. Consideration attributable to sales-based milestones or royalties are not recognized until the sale that results in the right to the milestones or royalties occurs.

Royalty Revenue

Calliditas is, in accordance with agreements, entitled to royalties on goods sold. Revenue recognition is based on royalty reports received, which are based on actual net sales statistics of the licensee. Accrued royalty revenue is recognized in the statement of financial position under prepaid expenses and accrued income.

Significant accounting judgments, estimates and assumptions - revenue recognition

Outlicensing of Product

Revenue for the outlicensing of Nefecon is recognized at the point in time when control of the intellectual property is transferred, while revenue for the provision of certain regulatory services is reported over time as the services are performed. The revenue allocated to the performance obligation for outlicensing is based on the residual approach and consists of the total transaction price for each contract after deducting the stand-alone selling price of all other performance obligations. The allocation of revenue to the performance obligation for regulatory services is based on the expected costs to provide the service, with the addition of a profit margin based on comparable companies. The identification and allocation of the transaction price between these performance obligations hence has a significant impact on the Group's revenue recognition, as the revenue recognition patterns differ between the performance obligations.

Specifically, the significant accounting judgments and estimates within revenue recognition include determining which promises within each contract that are distinct, estimating the expected costs to fulfil the performance obligations that are not based on the residual method, and determining an appropriate profit margin for these. The Group determines the expected costs to complete these performance obligations through an input model based on the expected hours of work required by the Group's personnel, as well as expected costs to be incurred from the Group's suppliers. The Group then determines an appropriate profit margin by identifying comparable peer companies that provide such services separately and bases the margin rate on these. The Group then recognizes revenue for the performance obligation to provide regulatory services as these costs are incurred. These estimates are forward-looking and could be affected by differences between expected and actual costs incurred to fulfil the performance obligations. Management's estimate of the total costs as a measure of progress to completion of the performance obligation hence requires the use of assumptions and estimates.

The revenue contracts also contain variable consideration in the form of regulatory and commercial milestones. Variable consideration is initially considered constrained, as there is significant uncertainty as to whether the associated milestones will occur. Consideration attributable to sales-based milestones or royalties is not recognized until the sale that results in the right to the royalties have occurred. Determining whether the criteria for recognition of the variable remuneration has been met hence has significant effects on revenue recognition and requires significant judgment by Management.

Gross to Net Accounting

Revenue from product sales in the United States is recognized when product is received by the customer and title passes, typically at the time of delivery. There are various sales deductions and rebates that are deducted from the gross sales as part of the revenue recognition process. As the actual sales deductions are not known at the point of sale, estimates are made in determining the initial deduction of rebates, and are then subject to true-up as actual data is obtained. For sales of TARPEYO, returns allowances and prompt pay discounts are estimated based on contract terms and historical return rates or industry averages, if available and those estimates are recorded as a reduction of accounts receivable and as other current liabilities, respectively. Similarly estimates are determined relating to specialty pharma fees, co-pay support redemptions, Medicare/ Medicaid and other rebates, and these estimates are reflected as a component in the accrued expenses and deferred revenue and as a reduction of revenue. Once all related variable considerations are resolved and uncertainties as to collectable amounts are eliminated, estimates are adjusted to actual amounts. Accruals for these estimated amounts are reviewed and adjusted on no less than a quarterly basis, see Note 2.

Set out below is the Group’s revenue from contracts with customers:

	Year Ended December 31,
Type of goods or service	2023	2022	2021
Product sales	1,087,418	375,515	—
Outlicensing of product	82,712	421,689	225,252
Royalty income	36,758	2,287	—
Performance of certain regulatory services	—	3,387	4,095
Total	1,206,888	802,879	229,347

	Year Ended December 31,
Geographical markets	2023	2022	2021
USA	1,075,829	372,247	—
Europe*	39,614	143,955	201,878
Asia	91,445	286,677	27,469
Total	1,206,888	802,879	229,347

* No net sales were recorded in Sweden in 2023, 2022, and 2021, respectively.

The Group's revenues in 2023 consisted primarily of net sales of TARPEYO in the U.S., and outlicensing of product which consisted of regulatory milestone fees from Everest Medicines.

	Year Ended December 31,
Revenue from major customers	2023	2022	2021
Customer A	1,045,288	372,247	—
Customer B	91,415	80,643	27,469
Customer C	39,614	143,955	201,878
Customer D	—	206,034	—
Customers below 10% of revenue	30,571
Total	1,206,888	802,879	229,347

	Year Ended December 31,
Performance obligations	2023	2022	2021
Expected returns	3,552	15,849	—
Rebates on sales	36,326	8,445	—
Total	39,878	24,294	—

	Year Ended December 31,
Contract assets	2023	2022	2021
Accrued royalties	7,297	2,287	—
Contract liabilities
Prepaid income	—	—	3,387

	December 31,
Total non-current assets per geographical market	2023	2022
Sweden	20,462	43,285
France	3,013	354
Switzerland	497,267	437,508
USA	12,835	17,484
Total	533,577	498,631

Non-current assets included in the above table includes intangible assets, equipment and right-of-use assets.

Note 4 Other Operating Income

	Year Ended December 31,
	2023	2022	2021
Exchange rate differences	17,183	—	149
Pass through costs	7,648	439	—
Net gains on disposal of non-current assets	941	—	110
Change in value of the contingent consideration at fair value	18,835	—	—
Other income	1	2,423	—
Total	44,608	2,862	259

Regarding value of the contingent consideration, see Note 27 Contingent consideration.

Note 5 Other Operating Expenses

	Year Ended December 31,
	2023	2022	2021
Exchange rate differences	596	7,133	1,807
Net loss on disposal of equipment	—	—	67
Change in value of the contingent consideration at fair value	—	15,941	4,470
Other expenses	539	—	—
Total	1,135	23,074	6,344

Note 6 Auditors’ Fee

	Year Ended December 31,
	2023	2022	2021
EY
Audit services	20,951	13,369	6,235
Other audit activities	900	3,370	2,105
Tax advice	—	—	73
Total	21,851	16,739	8,413

KPMG
Audit services	—	—	472
Other audit activities	—	—	1,178
Total	—	—	1,650

Other auditors
Audit services	—	—	471
Other audit activities	—	—	79
Total	—	—	550

Total Audit Fee	21,851	16,739	10,613

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

Other auditing activities are those services in accordance with a special agreement on financial statements.

Note 7 Costs according to Type of Cost

	Year Ended December 31,
	2023	2022	2021
Raw materials, consumables and royalties	60,463	3,179	—
Other external expenses	955,895	939,566	549,079
Personnel costs	558,332	248,952	164,206
Depreciation on equipments and right-of-use assets	48,726	12,913	34,433
Other operating expenses	1,134	23,074	6,344
Total	1,624,550	1,227,684	754,062

Note 8 Leases

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

Right-of-use assets are depreciated on a straight-line basis over the esti-mated lease term, which currently is 2 to 8 years for the Group’s leases.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the commencement date, because the interest rate implicit in the lease is not readily determinable. Following the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments). The Group’s lease liabilities are included in Non-current lease liabilities and other current liabilities in the consolidated statements of financial position (see Note 8 Leases and 20 Financial Risks).

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

	December 31,
Right-of-use assets	2023	2022
Opening balance	24,452	33,300
Additional agreements	10,518	—
Revaluation of agreements	15,887	(427)
Depreciation	(12,360)	(10,807)
Termination of agreement	(113)	—
Exchange differences	(198)	2,386
Net book value	38,186	24,452

Depreciation on right-of-use assets is included in the consolidated statements of income under	2023	2022	2021
Research and development expenses	1,373	1,073	997
Marketing and selling expenses	3,923	3,743	1,522
Administrative expenses	7,064	5,991	3,192
	12,360	10,807	5,711

	December 31,
Lease liabilities	2023	2022
Non-current lease liabilities	27,088	15,792
Current lease liabilities	12,537	10,374
Total	39,625	26,165

Lease liabilities are included in the consolidated statements of financial position under Non-current lease liabilities and Other current liabilities. Changes in liabilities arising from financing activities, see Note 23 Cash for further information on leasing liabilities.

	December 31,
Maturity analysis on future lease liabilities	2023	2022
<12 months	25,102	16,467
1-2 years	21,509	12,613
>2 years	18,412	10,053
	65,023	39,133

Future lease payments in accordance with the above are undiscounted.

The leases primarily comprise of leased premises for the Group. The lease agreements for leased premises have terms ending 2024 until 2030 respectively and can be extended unless one of the parties terminates the lease agreements. The Group cannot determine with reasonable certainty whether the extensions will take place based on the Group’s development and has therefore not expected utilization after the terms ending. Future lease payments are linked to the development in the CPI index, but with a limitation on negative index change. Index adjustments are included in the lease liability when they come into force and are then adjusted against the right-of-use asset. Lease of low-value assets consists mainly of storage and office equipment.

	Year Ended December 31,
	2023	2022	2021
Interest expenses attributable to lease liabilities	2,744	1,604	590
Expenses attributable to short-term lease	6	0	633
Expenses attributable to leasing agreements with low value	225	214	146
Expenses attributable to variable lease payments that are not included in lease liabilities	1,726	303	446
Expenses attributable to lease depreciation	12,360	10,807	5,711
Total expensed during the year	17,061	12,928	7,526

This year's lease payments in the Group	16,784	13,231	6,659

Note 9 Employees and Personnel Costs

Average Number of Employees

	Year Ended December 31,
	2023		2022		2021
	Number	% of Male	Number	% of Male	Number	% of Male
	of Empl.	Empl.	of Empl.	Empl.	of Empl.	Empl.
Parent Company
Sweden	58	38%	45	33%	29	40%
	58	38%	45	33%	29	40%

Subsidiaries
France	3	—	2	0%	3	26%
Switzerland	8	38%	6	53%	6	47%
United States	112	46%	33	52%	18	62%
	123	44%	41	51%	27	55%

Total for the Group	181	42%	86	41%	56	47%

Wages and Salaries, Pension Costs and Social Security Costs to the Board, Executive Management and Other Employees

	Year Ended December 31,
Wages and Salaries	2023	2022	2021
Parent Company
Board and Executive Management1)	39,436	33,471	27,792
Other employees	76,055	52,126	33,370

Subsidiaries
Board and Executive Management	14,783	14,493	4,983
Other employees	315,885	90,055	57,452
Total	446,159	190,145	123,597

1) Executive Management includes the Board, CEO and other executive management.

	Year Ended December 31,
Social Security Costs and Pension Costs	2023	2022	2021
Parent Company
Pension costs for the Board and Executive Management	3,035	2,167	1,785
Pension costs to other employees	9,343	6,582	4,084
Social security costs	37,634	17,393	17,088

Subsidiaries
Pension costs for the Board and Executive Management	229	616	167
Pension costs to other employees	7,693	2,647	928
Social security costs	27,346	6,484	8,596
Total	85,280	35,889	32,648

Gender Distribution Among the Board and Senior Executives

	Year Ended December 31,
	2023	2022	2021
Percentage of women on the Board	50%	67%	60%
Percentage of men on the Board	50%	33%	40%
Percentage of women among other executive management	29%	38%	33%
Percentage of men among other executive management	71%	62%	67%

Disclosures Regarding Total Remuneration of The Board and Executive Management

	Year Ended December 31, 2023
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	1,020	—	—	—	718	1,738

Board members
Elisabeth Björk	383	—	—	—	204	586
Frederick Driscoll (from Jun, 23)	303	—	—	—	84	387
Hilde Furberg	458	—	—	—	273	731
Molly Henderson (until May, 23)	295	—	—	—	21	316
Diane Parks	522	—	—	—	273	796
Henrik Stenqvist	558	—	—	—	204	761

Senior executives
CEO, Renée Aguiar-Lucander	6,725	1,817	3,177	—	6,648	18,367

Other executive management (6 people)	18,737	1,446	5,731	—	8,030	33,945
of which relates to subsidiaries	8,689	229	3,768	—	2,470	15,156
Total	29,000	3,264	8,908	—	16,455	57,626

	Year Ended December 31, 2022
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	975	—	—	—	647	1,622

Board members
Elisabeth Björk (from May, 2022)	188	—	—	—	74	261
Hilde Furberg	413	—	—	—	239	651
Lennart Hansson (until May, 2022)	200	—	—	—	33	233
Molly Henderson	590	—	—	—	227	817
Diane Parks	490	—	—	—	239	729
Henrik Stenqvist (from May, 2022)	275	—	—	—	74	349

Senior executives
CEO, Renée Aguiar-Lucander	5,938	760	2,293	—	4,056	13,048

Other executive management (7 people)	17,784	2,023	5,146	—	8,083	33,037
of which relates to subsidiaries	7,516	616	3,152	—	3,824	15,109
Total	26,853	2,783	7,440	—	13,671	50,747

	Year Ended December 31, 2021
	Base Salary,		Variable	Other	Share-Based
	Board Fee	Pension Costs	Remuneration	Remuneration	Payments	Total
Chairman of the Board
Elmar Schnee	898	—	—	—	465	1,363

Board members
Hilde Furberg	336	—	—	—	162	498
Lennart Hansson	360	—	—	—	162	522
Molly Henderson	539	—	—	—	124	663
Diane Parks	421	—	—	—	162	583

Senior executives
CEO, Renée Aguiar-Lucander	4,860	760	1,840	—	3,270	10,730

Other executive management (5 people)	11,279	1,193	2,335	—	5,561	20,368
of which relates to subsidiaries	2,775	167	694	—	1,515	5,151
Total	18,693	1,953	4,175	—	9,906	34,727

Remuneration of Executive Management

Remuneration of the CEO and other executive management comprises base salary, pension benefits and variable remuneration. Other executive management comprise the seven (five) individuals who, together with the CEO, comprise Executive Management. Other executive management are: Chief Financial Officer, Chief Medical Officer, Vice President Regulatory Affairs, President, North America, Group General Counsel and Head of Human Resources.

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

Guidelines for Executive Remuneration

At the 2023 Annual General Meeting the most recently adopted guidelines for executive remuneration was approved. Remuneration within the Group shall be based on principles of performance, competitiveness and fairness. For additional information of the work of the Board of Directors, please see the Corporate Governance Report on pages 88-93.

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

Each vested option entitles the holder to acquire one share in Calliditas at a predetermined price. The price per share is to be equivalent to 115% of the weighted average price that the company’s shares were traded for on Nasdaq Stockholm during the ten trading days preceding the grant date. The options have, at the time of each issue, been valued according to the Black-Scholes valuation model.

Social security costs attributable to equity-related instruments to employees as remuneration for purchased services shall be expensed over the periods during which the services are performed. The cost should then be measured using the same valuation model used when the options were issued. The provision recognized must be revalued at each reporting period on the basis of a calculation of the social security costs that may be paid when the instruments are exercised.

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

Changes and holdings of options for CEO, other executive management and other employees on the opening and closing balance are presented below.

	Options Outstanding as of
Holder	January 1, 2022	Change	December 31, 2022	Change	December 31, 2023
Renée Aguiar-Lucander, CEO	296,000	295,000	591,000	250,000	841,000
Other executive management	535,000	520,000	1,055,000	80,000	1,135,000
Other employees and consultants	1,458,000	848,166	2,306,166	1,816,564	4,122,730
Total	2,289,000	1,663,166	3,952,166	2,146,564	6,098,730

Calculation of fair value of option program (ESOP)

The fair value on the grant date was calculated using an adapted version of the Black & Scholes valuation model, which takes into consideration the exercise price, the term of the options, share price on the grant date and expected volatility in the share price, and risk-free interest for the term of the options.

			Fair value Upon			No. of Shares
			Issue of the Options,	Exercise		Covered by
	Grant Date	Exercise Date	SEK	Price, SEK	Volatility	Options
ESOP 2020:1	July 1, 2020	July 1, 2023	22.14	121.43	39.60%	829,564
ESOP 2020:2	September 17, 2020	September 17, 2023	22.50	116.78	41.60%	104,000
ESOP 2020:3	February 4, 2021	February 4, 2024	30.41	145.07	44.30%	37,000
ESOP 2020:4	March 9, 2021	March 9, 2024	30.41	141.26	45.20%	394,166
ESOP 2021:1	June 14, 2021	June 14, 2024	35.88	140.71	46.00%	487,000
ESOP 2021:2	September 29, 2021	September 29, 2024	25.72	109.38	47.52%	329,500
ESOP 2021:3	March 17, 2022	March 17, 2025	27.64	93.77	43.84%	618,000
ESOP 2022:1	September 27, 2022	September 27, 2025	26.57	94.66	45.14%	1,016,500
ESOP 2022:2	March 9, 2023	March 9, 2026	35.90	116.38	53.84%	455,000
ESOP 2022:3	May 24, 2023	May 24, 2026	39.91	128.54	58.24%	413,000
ESOP 2023:1	July 25, 2023	July 25, 2026	40.76	97.80	57.74%	965,000
ESOP 2023:2	December 19, 2023	December 19, 2026	48.84	118.02	59.17%	450,000
						6,098,730

The total cost of the outstanding option program is presented below. These costs do not affect the Groups consolidated statements of cash flows. The Group has in total 7,000,000 options which are set aside to secure the delivery of shares in connection with the utilization of the option programs. For additional information see Note 25 Equity.

	Year Ended December 31,
	2023	2022	2021
Share-based payments	50,560	34,549	24,737
Provisions attributable to changes in social security costs (Share-based payments)	20,701	234	9,992
Total	71,261	34,783	34,729

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

Changes and holdings of share awards for the Board on the opening and closing balance are presented below:

Board LTIP 2020	Share Awards Outstanding as of
Holder	January 1, 2022	Change	December 31, 2022	Change	December 31, 2023
Elmar Schnee, Chairman of the Board	14,063	—	14,063	(14,063)	—
Hilde Furberg, Board member	4,327	—	4,327	(4,327)	—
Lennart Hansson, Board member (until May, 2022)	4,327	(1,443)	4,327	(4,327)	—
Diane Parks, Board member	4,327	—	2,884	(2,884)	—
Molly Hendersson, Board member	4,327	—	4,327	(4,327)	—
Total	31,371	—	29,928	(29,928)	—

Board LTIP 2021	Share Awards Outstanding as of
Holder	January 1, 2022	Change	December 31, 2022	Change	December 31, 2023
Elmar Schnee, Chairman of the Board	10,624	—	10,624	—	10,624
Hilde Furberg, Board member	4,086	—	4,086	—	4,086
Lennart Hansson, Board member (until May-22)	4,086	(2,724)	1,362	—	1,362
Diane Parks, Board member	4,086	—	4,086	—	4,086
Molly Hendersson, Board member	4,086	—	4,086	(1,362)	2,724
Total	26,968	(2,724)	24,244	(1,362)	22,882

Board LTIP 2022	Share Awards Outstanding as of
Holder	January 1, 2022	Change	December 31, 2022	Change	December 31, 2023
Elmar Schnee, Chairman of the Board	—	13,926	13,926	—	13,926
Hilde Furberg, Board member	—	5,356	5,356	—	5,356
Diane Parks, Board member	—	5,356	5,356	—	5,356
Molly Hendersson, Board member	—	5,356	5,356	(3,570)	1,786
Henrik Stenqvist, Board member	—	5,356	5,356	—	5,356
Elisabeth Björk, Board member	—	5,356	5,356	—	5,356
Total	—	40,706	40,706	(3,570)	37,136

Board LTIP 2023	Share Awards Outstanding as of
Holder	January 1, 2022	Change	December 31, 2022	Change	December 31, 2023
Elmar Schnee, Chairman of the Board	—	—	—	14,012	14,012
Hilde Furberg, Board member	—	—	—	5,389	5,389
Diane Parks, Board member	—	—	—	5,389	5,389
Fred Driscoll, Board member	—	—	—	5,389	5,389
Henrik Stenqvist, Board member	—	—	—	5,389	5,389
Elisabeth Björk, Board member	—	—	—	5,389	5,389
Total	—	—	—	40,957	40,957

For each share award program, calculation of fair value of share-based payments (Board LTIP)

Fair value at grant day has been measured using a Monte Carlo simulation of future share price developments. The simulated share price trend has been used to both calculate the outcome of the program and the value of each share at the time of acquisition (present value adjusted to the grant date).

		Fair Value	Number
	Exercised	at Grant	of Share
	Date	Date	Awards
Board LTIP 2021	July 1, 2024	62.95	22,882
Board LTIP 2022	July 1, 2025	51.54	37,136
Board LTIP 2023	July 1, 2026	57.90	40,957

The total cost of the outstanding share-based payments is presented below. These total costs do not affect the Groups consolidated statement of cash flows. The Group has in total 72,000 warrants, which are set aside to secure the delivery of shares in connection with the exercise of the share award programs. For additional information see Note 25 Equity.

	Year Ended December 31,
	2023	2023	2022
Share-based payments	1,776	1,531	876
Provisions attributable to changes in social security costs (Share-based payments)	119	(1,614)	297
Total	1,895	(83)	1,173

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

	Warrants Outstanding as of
Holder	January 1, 2021	Change	December 31, 2021	Change	December 31, 2022
CEO Renée Lucander	545,000	—	545,000	(545,000)	—
Other executive management	437,500	—	437,500	(437,500)	—
Other employees, consultants and external parties	296,586	—	296,586	(296,586)	—
Total	1,279,086	—	1,279,086	(1,279,086)	—

Summary of Granted Warrants, Options and Share Awards

	Options		Share Awards		Warrants
		Weighted Average		Weighted Average		Weighted Average
	Number of Shares	Exercise Prices	Number of Shares	Exercise Prices	Number of Shares	Exercise Prices
Outstanding as of January 1, 2022	2,289,000	128.18	109,738	—	1,279,086	74.37
Granted	1,751,000	94.33	40,706	—	—	—
Forfeited	(87,834)	133.33	(4,167)	—	—	—
Exercised	—	—	(51,399)	—	(1,279,086)	74.37
Outstanding as of December 31, 2022	3,952,166	113.07	94,878	—	—	—

Outstanding as of January 1, 2023	3,952,166	113.07	94,878	—	—	—
Granted	2,333,000	111.16	40,957	—	—	—
Forfeited	(186,436)	104.54	(34,860)	—	—	—
Exercised	—	—	—	—	—	—
Outstanding as of December 31, 2023	6,098,730	112.51	100,975	—	—	—
Weighted average share price at the date of exercise	—	—	—	—	—	—

Note 11 Financial Income

Material accounting policy - financial income

Financial income consists of interest income and foreign exchange gains. Foreign exchange gains and losses are presented on a net basis.

	Year Ended December 31,
	2023	2022	2021
Interest income	29,095	3,553	102
Exchange rate differences	1,292	46,642	20,234
Total	30,387	50,195	20,336

Note 12 Financial Expenses

Material accounting policy - financial expenses

Financial expenses mainly consist of interest expenses and unrealized foreign exchange losses. Foreign exchange gains and losses are netted.

	Year Ended December 31,
	2023	2022	2021
Interest on lease liabilities	(2,744)	(1,604)	(590)
Other interest expenses	(70,455)	(31,191)	(6,518)
Early repayment of loan	(35,397)	—	—
Other financial expenses	(5,753)	(4,874)	(2,145)
Total	(114,349)	(37,669)	(9,253)

Note 13 Income Tax Expense

Material accounting policy - taxes

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

Significant accounting judgments, estimates and assumptions - loss carryforwards

The Group's tax losses carried forward have not been recognized as deferred tax assets in the statement of financial position as of December 31, 2022, except for such circumstances where there are future temporary differences that such losses can be used to offset. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.

The Group has identified an uncertain tax position in relation to the ability to use tax loss carried forward in France due to transactions performed historically. The related tax losses carried forward has not been recognized as deferred tax assets in the consolidated statements of financial position.

	Year Ended December 31,
	2023	2022	2021
Current income taxes	(23,484)	(11,539)	(4,581)
Deferred tax	14,316	8,688	8,417
Income tax expense recognized in the consolidated statements of income	(9,168)	(2,851)	3,836

	Year Ended December 31,
Reconciliation of effective tax rate	2023	2022	2021
Accounting loss before income tax	(457,017)	(409,417)	(513,373)
Tax in accordance with applicable tax rate in Sweden 20.6%	94,145	84,340	105,755

Tax effect of:
Effect of other tax rates for foreign subsidiaries	(16,159)	(11,857)	11,481
Tax attributable to non-deductible tax losses carried forward and unrecognized deferred tax assets	(68,074)	(64,150)	(101,785)
Non-deductible expenses	(22,406)	(11,184)	(11,615)
Non-taxable income	3,326	—	—
Income tax expense recognized in the consolidated statements of income	(9,168)	(2,851)	3,836

At the effective income tax rate	(2)%	(1)%	1%

In 2021, the Group has costs attributable to new share issue amounted to SEK 20,909, which are recognized directly against equity. These costs are deductible for tax purposes.

The Group has SEK 3,881,336 and SEK 3,562,440 of tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2023 and 2022, respectively. The tax losses carried forward are allocated between Sweden of SEK 1,772,890, France of SEK 1,209,163 and Switzerland of SEK 899,283, where the tax losses carried forward in Sweden and France may be carried forward indefinitely, but in Switzerland there is a time limit of seven years. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized or to the extent when there are temporary differences against which these will be able to be offset.

Note 14 Earnings per Share

	Year Ended December 31,
Loss per share before and after dilution	2023	2022	2021
Net loss for the year attributable to equity holders of the Parent Company	(466,186)	(412,267)	(500,293)
Weighted-average number of common shares outstanding	53,672,069	53,022,550	50,829,255
Loss per share before and after dilution	(8.69)	(7.78)	(9.84)

For calculation of earnings per share after dilution, the weighted-average number of outstanding ordinary shares is adjusted for the dilution effect of all potential ordinary shares, with the exception of treasury shares held by Calliditas. The Parent Company has a category of potential common stock with dilution effect: stock options. These potential common shares are attributable to the options and performance shares granted during the years 2020 – 2023. For additional information see Note 10 Share-Based Payments. If the profit for the year is negative, the options are not considered dilutive. The options also do not impact the numerator in the earnings per share calculation, including the addition of the value of remaining future services to report during the vesting period, exceeding the average market price for the period. There is no dilution effect for issued options with entitlement to subscribe to 6,098,730 shares, since the Group is in a loss position in 2023, 2022, and 2021 respectively. Further, there is no dilution effect for issued share awards with entitlement to receive 100,975 shares, due to performance-based vesting.

For disclosures regarding the number of outstanding shares, refer to Note 25 Equity.

Note 15 Intangible Assets and Impairment Testing

Material accounting policy - intangible assets

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

Amortization

Until full regulatory market approval has been granted, amortization will not commence in respect of "Licenses and similar rights" that are separately acquired. Following market approval from regulatory authorities, “Licenses and Similar Rights” will be amortized on a straight-line basis over the expected useful life. The Group’s expected finite useful lives are: – Licenses and similar rights – 6-15 years

Impairment of intagible assets

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

Significant accounting judgments, estimates and assumptions - intangible assets

The Group’s intangible assets are attributable to the Group acquiring the rights to the NOX platform, as well as goodwill in connection with the acquisition of Genkyotex SA. For goodwill and intangible assets not yet available for use the Group assesses for impairment at each reporting date based on their recoverable amounts, including key assumptions such as the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rates.

Goodwill and intangible assets, not yet available for use

The Group conducts impairment testing, at least annually, for goodwill and intangible assets not yet available for use. The recoverable amount of the cash-generating unit is determined by calculating the value in use. This calculation requires certain judgments and assumptions to be made. As of December 31, 2023, the Group’s goodwill amounted to SEK 48,584 and other intangible assets amounted to SEK 430,754.

Capitalization expenditures for the development

The Group capitalizes expenditures for the development of pharmaceuticals to the extent that it is expected to meet the criteria in accordance with IAS 38 — Intangible Assets. The decision to capitalize is based on significant judgments made by management, including the technical feasibility of completing the intangible asset so that it will be available for use or sale and assumptions used to demonstrate that the asset will generate probable future economic benefits (e.g., projected cash flow projections, discount rate). The Group’s expenditures for the development of pharmaceuticals were not deemed to meet the capitalization criteria for the year ended December 31, 2023, and was thus expensed. Capitalization of expenditures are generally made in late stage of the development, for example after full approval, depending on when the criteria are deemed to have been met. The reason for this is that before then it is uncertain whether the expenditure will generate future economic benefits and that financing the completion of the asset is not yet guaranteed.

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

	December 31,
	2023	2022
Licenses and similar rights
Cost at opening balance	468,711	390,166
Disposal for the year	(62,697)	—
Exchange differences on translation	24,740	78,545
Cost at closing balance	430,754	468,711

Impairment
Impairment at opening balance	(30,654)	(27,975)
Impairment	(32,132)	—
Disposal for the year	62,697	—
Exchange differences on translation	89	(2,679)
Impairment at closing balance	—	(30,654)

Net book value	430,754	438,057

Goodwill
Cost at opening balance	45,784	37,227
Exchange differences on translation	2,800	8,557
Cost at closing balance	48,584	45,784

Intangible assets consist of licenses and similar rights of SEK 430,754 and goodwill of SEK 48,584 as of December 31, 2023.

Intangible assets are from the acquisition of the NOX-platform and associated goodwill. The net book value of the NOX-platform amounts to SEK 430,753 as of December 31, 2023. The NOX-platform constitutes a technology, including the lead compound setanaxib, enables the identification of orally available small molecules which selectively inhibit specific NOX enzymes that amplify multiple disease processes such as fibrosis and inflammation. The estimated fair value of the NOX platform was determined using the discounted cash flow (DCF) method, adjusted for the likelihood of occurrence. During the year, an impairment of SEK 32.1 million was recognized, and was related to the in-licensing Budenofalk. The decision to close was attributed to regulatory challenges.

Impairment Testing

Goodwill

The assessment of the value of the Group’s goodwill is based on the fair value less cost of disposals for the smallest cash-generating unit, which for Calliditas is deemed to be the full Group. The impairment measurement is based on a probability-adjusted cash flow model, measured at Level 3 of the fair value hierarchy, where the most critical assumptions mainly consist of assumptions about the timing of potential commercialization, market size, market share and probability of reaching the market. The period for the forecast cash flow extends to 2035, where no terminal growth rate has been taken into account. As of December 31, 2023, the Group’s goodwill amounted to SEK 48,584. There is no impairment for the year ended December 31, 2023.

The following table shows the discount rate used before tax:

	Year Ended December 31,
Parameter, %	2023	2022
Discount rate Goodwill	12.2	12.0

Intangible assets, not yet available for use

These assets consist of the NOX platform, which are tested, at least, annually for impairment requirement. The assessment of the value of the technology and the rights is based on the fair value less cost of disposals of the assets. The fair value less cost of disposals is based on cash flows that are expected to be generated over the remaining life of the asset.

The following table shows the discount rate used before tax:

	Year Ended December 31,
Parameter, %	2023	2022
Discount rate NOX platform	12.2	12.0

When the technology and the rights are tested for impairment requirement, a number of assumptions are made, where the most critical assumptions mainly consist of the timing of potential commercialization, market size, market share, probability of reaching the market and the discount rate. The earlier in the chain of development the project is, the higher the risk. As it passes through the defined phases of development, the likelihood of reaching the market increases. The review of the technology and the rights showed no impairment requirement except for impairment of Budenofalk 3 mg oral capsule amounted to SEK 32,132.

Note 16 Equipment

	December 31,
	2023	2022
Cost at opening balance	11,167	7,073
Acquisition for the year	12,788	2,512
Disposal for the year	(65)	—
Exchange differences	260	1,582
Cost at closing balance	24,150	11,167

Depreciation at opening balance	(3,700)	(764)
Depreciation for the year	(4,234)	(2,106)
Exchange differences	(164)	(830)
Depreciation at closing balance	(8,098)	(3,700)

Net book value	16,053	7,468

	December 31,
Depreciation on equipment is included in the statement of income under the sub-items:	2023	2022	2021
Research and development expenses	1,315	579	59
Marketing and selling expenses	1,057	806	176
Administrative expenses	1,862	721	230
	4,234	2,106	465

Equipment is depreciated on a straight-line basis over the expected useful life.

The Group’s expected useful life is:

-Equipment – 5 years
-Computers – 5 years

Note 17 Non-Current Financial Assets

	December 31,
	2023	2022
Cost at opening balance	11,210	3,915
Additional acquisition	1,560	7,064
Reclassification from current receivables	12,214	—
Disposal for the year	(602)	—
Exchange differences	(181)	231
Net book value	24,201	11,210

Non-current financial assets comprise of bank guarantees/deposits amounted to SEK 7,637 and SEK 6,851 as of December 31, 2023 and 2022, respectively. Other non-current receivables amounted to SEK 16,564 and SEK 4,359 as of December 31, 2023 and 2022, respectively. Additional acquisitions are significantly related to future increases in production capacity. In the cash flow, the acquisitions are reported within operating activities.

Note 18 Deferred Tax Assets and Deferred Tax Liabilities

	Deferred Tax	Deferred Tax
Deferred tax assets and liabilities as of December 31, 2023	Assets	Liabilities	Net
Intangible assets	—	(59,487)	(59,487)
Tangible assets	—	(608)	(608)
Lease assets	—	(2,198)	(2,198)
Lease liabilities	2,465	—	2,465
Other liabilities	3,516	—	3,516
Personnel-related items	20,931	—	20,931
Tax loss carried forward	17,846	—	17,846
Other items	2,209	—	2,209
Total	46,967	(62,293)	(15,326)
Offsetting	(20,652)	20,652	—
Tax assets/liabilities, net	26,315	(41,641)	(15,326)

Tax losses carried forward of SEK 17,846 have been recognized as deferred tax assets in the statement of financial position as of December 31, 2023 due to future temporary differences that such asset can be used to offset.

For information regarding recognition of deferred tax losses, see Note 13 Income Tax Expense.

Change in deferred tax, 2023	Cost at Opening Balance	Recognized in Profit or Loss	Exchange Differences	Cost at Closing Balance
Intangible assets	(56,789)	765	(3,463)	(59,487)
Tangible assets	(766)	136	22	(608)
Lease assets	(3,060)	788	74	(2,198)
Lease liabilities	3,442	(894)	(83)	2,465
Other liabilities	3,218	444	(146)	3,516
Personnel-related items	10,653	11,289	(1,011)	20,931
Tax loss carried forward	17,037	(229)	1,038	17,846
Other items	311	2,017	(119)	2,209
Total	(25,954)	14,316	(3,688)	(15,326)

	Deferred Tax	Deferred Tax
Deferred tax assets and liabilities as of December 31, 2022	Assets	Liabilities	Net
Intangible assets	—	(56,789)	(56,789)
Tangible assets	—	(766)	(766)
Lease assets	—	(3,060)	(3,060)
Lease liabilities	3,442	—	3,442
Other liabilities	3,218	—	3,218
Personnel related items	10,653	—	10,653
Tax loss carried forward	17,037	—	17,037
Other items	311	—	311
Total	34,661	(60,615)	(25,954)
Offsetting	(20,863)	20,863	—
Tax assets/liabilities, net	13,798	(39,752)	(25,954)

Tax losses carried forward of SEK 17,037 have been recognized as deferred tax assets in the statement of financial position as of December 31, 2022 due to future temporary differences that such asset can be used to offset.

For information regarding recognition of deferred tax losses, see Note 13 Income Tax Expense.

Change in deferred tax, 2022	Cost at Opening Balance	Recognized in Profit or Loss	Exchange Differences	Cost at Closing Balance
Intangible assets	(46,175)	—	(10,614)	(56,789)
Tangible assets	(238)	(477)	(51)	(766)
Lease assets	(2,672)	23	(411)	(3,060)
Lease liabilities	2,942	45	455	3,442
Other liabilities	—	3,122	96	3,218
Personnel-related items	4,140	5,699	814	10,653
Tax loss carried forward	15,319	—	1,718	17,037
Other items	23	276	12	311
Total	(26,661)	8,688	(7,981)	(25,954)

Note 19 Financial and Non-Financial Assets and Liabilities

Financial and non-financial assets and liabilities as of December 31, 2023

	Financial Assets	Financial Assets
	Measured at	Measured	Non-	Total
	Fair Value through	at Amortized	Financial	Carrying
December 31, 2023	Profit or Loss	Cost	Assets	Amount
Assets
Non-current financial assets	—	24,201	—	24,201
Account receivables	—	180,892	—	180,892
Accrued income	—	7,297	—	7,297
Cash	—	973,733	—	973,733
	—	1,186,123	—	1,186,123

	Financial Liabilities
	Measured at	Financial Liabilities	Non-	Total
	Fair Value through	Measured at	Financial	Carrying
	Profit or Loss	Amortized Cost	Liabilities	Amount
Liabilities
Contingent consideration	56,561	—	—	56,561
Non-current interest-bearing liabilities	—	939,508	—	939,508
Non-current lease liabilities	—	27,088	—	27,088
Other non-current liabilities	—	3,783	12,598	16,381
Accounts payable	—	100,564	—	100,564
Other current liabilities	—	12,537	7,249	19,786
Accrued expenses and deferred revenue	—	134,187	146,440	280,627
	56,561	1,217,667	166,287	1,440,515

Financial and non-financial assets and liabilities as of December 31, 2022

	Financial Assets	Financial Assets
	Measured at	Measured at	Non-	Total
	Fair Value through	Amortized	Financial	Carrying
December 31, 2023	Profit or Loss	Cost	Assets	Amount
Assets
Non-current financial assets	—	11,210	—	11,210
Account receivables	—	78,703	—	78,703
Accrued income	—	2,287	—	2,287
Cash	—	1,249,094	—	1,249,094
	—	1,341,295	—	1,341,295

	Financial Liabilities
	Measured at	Financial Liabilities	Non-	Total
	Fair Value through	Measured at	Financial	Carrying
	Profit or Loss	Amortized Cost	Liabilities	Amount
Liabilities
Contingent consideration	75,880	—	—	75,880
Non-current interesting-bearing liabilities	—	713,030	—	713,030
Non-current lease liabilities	—	15,792	—	15,792
Other non-current liabilities	—	1,363	2,987	4,350
Accounts payable	—	160,404	—	160,404
Other current liabilities	—	10,374	12,323	22,697
Accrued expenses and deferred revenue	—	75,754	60,692	136,446
	75,880	976,717	76,002	1,128,598

Financial liabilities valued through profit or loss constitutes of contingent consideration of SEK 56,561 and SEK 78,880 as of December 31, 2023 and 2022, respectively. The fair value of contingent consideration is measured at Level 3 of the fair value hierarchy. For additional information regarding the Group's contingent consideration, see Note 27 Contingent Consideration.

The carrying amount for other items above is an approximation of the fair value, which is why these items are not separated into levels according to the fair value hierarchy.

Note 20 Financial Risks

Significant accounting judgments, estimates and assumptions - expected credit losses

Management makes allowance for expected credit losses for accounts receivable that correspond to their maturity. The estimate is based on any increased credit risk, on an individual or collective basis, considering reasonable and supportable information, including that which is forward-looking. The allowance for expected credit risk is an estimate based on maturity structure accounts receivable and specific customer knowledge. Generally, invoices are due for payment within 30-45 days.

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

Credit risk accounts receivable

The payment terms amount to 30-45 days depending on the counterparty. Of accounts receivables net, SEK 113,115 is to an individual major customer as of December 31, 2023.

Expected Credit losses

	December 31,
Accounts receivable	2023	2022
Gross accounts receivables	181,931	79,873
Provisions, expected credit losses	(1,039)	(1,170)
Net accounts receivables	180,892	78,703

Maturity structure accounts receivable
Accounts receivables, not yet due	181,931	79,873
Provisions, expected credit losses	(1,039)	(1,170)
Net book value	180,892	78,703

Provisions for expected credit losses
Opening balance, expected credit loss provisions	(1,170)	—
This year provisions	—	(1,170)
Reversed provisions	87	—
Exchange differences	44	—
Closing balance, expected credit loss provisions	(1,039)	(1,170)

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

Interest Rate Risk

Interest rate risk is the risk that would be adversely impacted by changes in interest rates resulting from increased interest costs. Calliditas exposure to interest rate risk mainly occurs through external loans and cash. Calliditas financing sources primarily consist of equity and borrowings. In the case of interest-bearing liabilities, the Group is exposed to interest rate risk. The Group does not currently have any variable interest rate and as of December 31, 2023 the carrying amount of Non-current interest-bearing liabilities are in all material respect an approximation of the present value.

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

		Operating
Currency exposure 2023 (%)	Revenue	expenses
USD	72%	16%
EUR	28%	58%
GBP	—	6%
SEK	—	20%
Other currencies	—	0%

		Operating
Currency exposure 2022 (%)	Revenue	expenses
USD	68%	20%
EUR	32%	48%
GBP	—	4%
SEK	—	27%
Other currencies	—	1%

		Operating
Currency exposure 2021 (%)	Revenue	expenses
USD	14%	43%
EUR	86%	36%
GBP	—	3%
SEK	—	18%

As presented in the table above, the Group’s primary transaction exposure is in Euro and U.S. dollar. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 29,332 (SEK 23,132, SEK 909). A 10% stronger U.S. dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately pos. SEK 49 (SEK 9,624, SEK 22,402).

Translation Exposure

The Group also has translation exposure that arises on the translation of earnings and net assets of foreign subsidiaries to the Swedish Kronor. Translation against U.S. dollar amounted to SEK 85,240 and SEK 48,771 as of December 31, 2023 and 2022, respectively. A 10% stronger Swedish Krona against the U.S. dollar would have a positive impact on equity of approximately SEK 8,524 and SEK 4,877 as of December 31, 2023 and 2022, respectively. Translation against Euros amounted to SEK 391,568 and SEK 446,646 as of December 31, 2023 and 2022, respectively. A 10% stronger Swedish Krona against Euros would have a positive impact on equity of approximately SEK 39,157 and SEK 44,665 as of December 31, 2023 and 2022, respectively. Translation against Swiss franc amounted to (SEK 794,449) and (SEK 537,550) as of December 31, 2023 and 2022, respectively. A 10% stronger Swedish Krona against Swiss franc would have a negative impact on equity of approximately SEK 79,445 and SEK 53,755 as of December 31, 2023 and 2022, respectively.

The Group also has a translation exposure arising from the translation of foreign accounts payable to the Swedish Kronor. This exposure amounted to SEK 24,606 and SEK 19,377 as of December 31, 2023 and 2022, respectively, and in U.S. dollars SEK 68,391 and SEK 80,655 in Euros as of December 31, 2023 and 2022, respectively. A 10% stronger U.S. dollar against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 2,461 and SEK 1,938 as of December 31, 2023 and 2022, respectively. A 10% stronger Euro against the Swedish Krona would have a negative impact on profit after tax and equity of approximately SEK 6,839 and SEK 8,065 as of December 31, 2023 and 2022, respectively.

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

	December 31, 2023
Maturity analysis	<6 months	6-12 months	2-5 years
Contingent consideration	—	—	56,561
Non-current interest-bearing liabilities	—	—	939,508
Non-current lease liabilities	—	—	27,088
Other non-current liabilities	—	—	16,381
Accounts payable	100,564	—	—
Other current liabilities	11,649	8,138	—
Accrued expenses	255,200	25,427	—

	December 31, 2022
Maturity analysis	<6 months	6-12 months	2-5 years
Contingent consideration	—	—	75,880
Non-current interest-bearing liabilities	—	—	713,030
Non-current lease liabilities	—	—	15,792
Other non-current liabilities	—	—	4,350
Accounts payable	160,404	—	—
Other current liabilities	13,288	9,409	—
Accrued expenses	121,865	14,581	—

	December 31,
Non-current interest-bearing liabilities	2023	2022
Opening balance	713,030	189,164
New borrowings, net	962,889	491,745
Repayment of borrowings	(724,479)	—
Transaction costs paid	(26,625)	(1,260)
Interest expense	41,148	4,874
Exchange difference on translation	(26,455)	28,507
Closing balance	939,508	713,030

During 2023, Calliditas had signed and fully drawn a term loan of EUR 92 million with funds managed by Athyrium Capital Management, LP. The fair value of the loan at the end of the period amounts to SEK 966,1 million. The net book value of the loan at the end of the period, adjusted for transaction costs and accrued interest expense, is 939,5 million. The interest rate on the loan is 9 % per annum with a maturity to December 2027, which is recognized in Financial expenses. The credit agreement contains quarterly financial covenants specifying minimum cash liquidity and minimum product revenue. The credit agreement contains customary affirmative and negative covenants for a senior secured loan. Failure to maintain compliance with the covenants would result in an event of default under the Athyrium Credit Agreement, which could result in enforcement action, including acceleration of amounts due under the Athyrium Credit Agreement.

Note 21 Inventories

Inventory is recognized as the lower of the acquisition cost and the net realizable value. The acquisition cost for completed goods and goods being manufactured comprises raw materials and other direct costs and applicable indirect manufacturing costs. The net realizable value is the estimated sale price in operating activities after deduction of sales cost.

	December 31,
	2023	2022
Raw materials	9,058	1,855
Work in progress	4,677	937
Finished goods	6,693	855
Total	20,428	3,647

Inventories recognized as cost of sales amounted to SEK 22,248, SEK 3,179 in 2023 and 2022, respectively. No inventories were recognized as cost of sales in 2021. Write-downs of inventories amounted to SEK 66 in 2023. No write-downs of inventories have occurred in 2022 and 2021, respectively.

Note 22 Prepaid Expenses

	December 31,
	2023	2022
Accrued income	7,297	2,287
Prepaid insurance premiums	8,755	9,148
Prepaid interest costs	—	3,693
Prepaid expenses for research and development	43,085	45,454
Prepaid expenses for marketing and selling	16,722	8,194
Other prepaid administration expenses	8,465	1,964
Total	84,324	70,741

Note 23 Cash

	December 31,
	2023	2022
Cash at Banks	973,733	1,249,094
Total	973,733	1,249,094

Cash and Banks balances are primarily in SEK, EUR and USD.

Adjustments for non-cash items in the consolidated statements of cash flows:

	Year Ended December 31,
	2023	2022	2021
Depreciations and impairments	48,726	12,913	34,433
Change in Provisions	20,888	(3,346)	5,856
Share-based payments	52,591	35,791	21,960
Change of Contingent consideration	(18,835)	15,941	4,470
Other items	(892)	(39)	(43)
Total	102,478	61,260	66,676

Reconciliation of liabilities from financing activities

	January 1,		Non-Cash-	December 31,
	2023	Cash-Flow	Items	2023
Non-current interest-bearing liabilities	713,030	211,785	14,693	939,508
Lease liabilities	26,165	(12,134)	25,594	39,625
	739,195	199,651	40,287	979,133

	January 1,		Non-Cash-	December 31,
	2022	Cash-Flow	Items	2022
Non-current interest-bearing liabilities	189,164	490,485	33,381	713,030
Lease liabilities	33,642	(9,615)	2,138	26,165
	222,806	480,870	35,519	739,195

Note 24 Group Companies

		Country of	% Equity Interest
Company	Principal Activities	Incorporation	2023	2022	2021
Parent Company
Calliditas Therapeutics AB	Research and development of pharmaceuticals	Sweden	—	—	—

Subsidiaries
Nefecon AB	Administration of incentive programs issued by the Parent Company	Sweden	100%	100%	100%
Calliditas NA Enterprises Inc	Market access activities in the United States	United States	100%	100%	100%
Calliditas Therapeutics US Inc	Commercial activities in the United States	United States	100%	100%	100%
Calliditas Therapeutics France SAS	Research and development of pharmaceuticals	France	100%	100%	100%
Calliditas Therapeutics Suisse SA	Research and development of pharmaceuticals	Switzerland	100%	100%	100%

Note 25 Equity

Treasury shares

When Callidita's shares classified as equity are repurchased the amount for the purchase price paid is recognized as a reduction in equity. Repurchased shares are classified as own shares and reported as one deduction item under equity. When own shares are subsequently sold or reissued the amount received is reported as an increase in equity and the surplus or deficit resulting from the transaction is transferred to or from other contributed capital.

	Year Ended December 31,
	2023	2022	2021
Total registered shares at the beginning of the year	59,580,087	52,341,584	49,941,584
New share issue*	—	—	2,400,000
Exercise of warrants	—	1,322,985	—
Issuance of treasury shares	—	5,908,018	—
Shares subscribed but not registered during the year	—	7,500	—
Total registered and subscribed but not registered shares at the end of the year	59,580,087	59,580,087	52,341,584

Shares
Ordinary shares	59,580,087	59,580,087	52,341,584
Total	59,580,087	59,580,087	52,341,584
- of which shares are held by Calliditas	5,908,018	5,908,018	—
Total registered and subscribed but not registered shares at the end of the year, net of shares held by Calliditas	53,672,069	53,672,069	52,341,584

	December 31,
Share Capital	2023	2022	2021
Opening balance	2,383	2,094	1,998
New share issue*	—	—	96
Exercise of warrants	—	53	—
Issuance of treasury shares	—	236	—
Closing balance	2,383	2,383	2,094

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

Transactions in Treasury Shares

As of December 31, 2023, Calliditas had 5,908,018 ordinary shares held as treasury shares by the Parent Company. At the Annual General Meeting 2023, authorization was given that Calliditas can transfer (sale) these ordinary shares with the purpose to finance an acquisition of operations, to procure capital to finance the development of projects, repayment of loans or to commercialize Calliditas’ products. No transfer (sale) of treasury shares have occurred as of December 31, 2023. The total number of issued shares as of December 31, 2023, is presented in the tables above.

Translation Reserve

The reserves pertain in their entirety to translation reserves. The translation reserve includes all exchange rate differences arising on the translation of the financial statements from foreign operations.

	December 31,
Translation Reserve	2023	2022	2021
Opening balance	9,307	(26,979)	(6,090)
Change of the year	(14,538)	36,286	(20,889)
Closing balance	(5,231)	9,307	(26,979)

Note 26 Provisions

Material accounting policy-provisions

A provision differs from other liabilities as there is uncertainty in the time of payment or the size of the amount to settle the provision. A provision is reported in the group's statement of financial position when there is an existing legal or informal obligation as a result of an event that has occurred, and it is likely that an outflow of financial resources will be required to settle the obligation and a reliable estimate of the amount may be done. Provisions are made with the amount that is the best estimate of what is required to settle the existing obligation at the balance sheet date. Where the effect of when in time payment takes place is significant, provisions are calculated by discounting the expected future cash flow.

	Social Security Costs on
Provisions as of December 31, 2023	Share-Based Payment	Other provisions	Provisions, net
Opening balance	11,792	—	11,792
Provisions for the year	21,109	—	21,109
Exchange differences	(306)	—	(306)
Total	32,595	—	32,595

	Social Security Costs on
Provisions as of December 31, 2022	Share-Based Payment	Other provisions	Provisions, net
Opening balance	13,084	1,446	14,530
Provisions for the year	1,027	—	1,027
Amounts claimed for the year	(204)	—	(204)
Reversal of unused amounts	(2,666)	(1,573)	(4,239)
Exchange differences	551	127	678
Total	11,792	—	11,792

Social Security Costs on Share-Based Payment

There is uncertainty as to when social security costs for share-based payments will be paid in the future, and what amount they will ultimately be adjusted to as it is dependent on market values at the time when performance shares are used.

Note 27 Contingent Consideration

Material accounting policy - contingent consideration

The Group's contingent consideration is classified as financial liabilities that are recognized at fair value through profit or loss. Measurement is both initially and in subsequent periods made at fair value in the Group’s consolidated statements of financial position, where changes in fair value are recognized in the Group’s consolidated statements of income. The components of the change in fair value relating to exchange rate effects are recognized in net financial items and other changes in fair value are recognized in operating profit or loss.

	December 31,
	2023	2022
Opening balance	75,880	54,399
Change for the year	(18,835)	15,942
Exchange differences	(484)	5,539
Net book value	56,561	75,880

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

The fair value of contingent consideration is measured at Level 3 of the fair value hierarchy. Contingent consideration is recognized as a financial liability in the consolidated statements of financial position, which is revalued at fair value each reporting period. Any revaluation gains and losses are recognized in the consolidated statements of income. The contingent consideration has been computed in accordance with the present value method and the probability has been taken into account if and when the various milestones will occur. The calculations are based on a discount rate of 12.2 percent. The most significant input affecting the valuation of the contingent consideration is the company’s estimate of the probability of the milestones being reached and the change of the year was primarily derived from the assumptions regarding the probability of success in the clinical trials.

The Group has assessed the weighted average probability of outcome at 19.7% and 20.8% as of December 31, 2023 and 2022, respectively. A 10% higher probability of success in the clinical trials would have a negative impact on profit after tax of approximately SEK 5,656 and SEK 7,588 as of December 31, 2023 and 2022, respectively. A higher probability of success in the clinical trials will increase the fair value of the liability and a lower probability will decrease the fair value. There are no interrelationships between unobservable inputs used in the fair value measurement.

Note 28 Pension Liabilities

Assumption in valuations of the pension obligations

The valuation of pension obligations and pension costs is based on actuarial assumptions.

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

	December 31,
Net obligation per country	2023	2022
Switzerland	(3,394)	(789)
France	(127)	(94)
Total	(3,521)	(884)

Changes in the defined-benefit pension obligations

	Defined Benefit	Defined Benefit	Fair Value	Employee
	Plan Obligation	Plan Obligation	of Plan Assets	Benefit
	(Switzerland)	(France)	(Switzerland)	Obligations
January 1, 2023	(6,027)	(94)	5,238	(884)

Service costs	(1,599)	(18)	—	(1,617)
Interest expense	(117)	(4)	119	(1)
Employee contribution	—	—	920	920
Subtotal included in the operating loss in the consolidated statements of income	(1,716)	(21)	1,039	(698)

Amounts paid/received	2,441	—	(2,441)	—

Return on assets (excluding interest expenses)	—	—	(67)	(67)
Actuarial gains/(losses) related to changes in demographic assumptions	—	(13)	—	(13)
Actuarial gains/(losses) related to changes in financial assumptions	(2,316)	—	—	(2,316)
Other actuarial gains/(losses)	52	—	—	52
Plan amendment	(433)	—	—	(433)
Subtotal included in other comprehensive income	(2,697)	(13)	(67)	(2,777)

Employer contributions	—	—	920	920
Currency translation effect	(397)	2	313	(82)
December 31, 2023	(8,395)	(127)	5,001	(3,521)

	Defined	Defined
	Benefit Plan	Benefit Plan	Fair Value	Employee
	Obligation	Obligation	of Plan Assets	Benefit
	(Switzerland)	(France)	(Switzerland)	Obligations
January 1, 2022	(7,942)	(111)	4,871	(3,182)

Service costs	(1,530)	(26)	—	(1,556)
Interest expense	(27)	(1)	18	(10)
Employee contribution	—	—	887	887
Subtotal included in the operating loss in the consolidated statements of income	(1,558)	(27)	906	(679)

Amounts paid/received	2,140	—	(2,140)	—

Return on assets (excluding interest expenses)	—	—	34	34
Actuarial gains/(losses) related to changes in demographic assumptions	—	54	—	54
Actuarial gains/(losses) related to changes in financial assumptions	2,846	—	—	2,846
Other actuarial gains/(losses)	(454)	—	—	(454)
Subtotal included in other comprehensive income	2,392	54	34	2,480

Employer contributions	—	—	887	887
Currency translation effect	(1,059)	(9)	679	(390)
December 31, 2022	(6,027)	(94)	5,238	(884)

	December 31,
Distribution by Plan Assets (Switzerland)	2023	2022
Cash	430	137
Bonds	515	3,048
Mortgage loans	75	655
Shares	1,450	126
Real estate	1,581	901
Other investments	950	372
Total	5,001	5,238

Of the plan assets above, SEK 515 and SEK 3,048 as of December 31, 2023 and 2022, respectively, has a quoted price in an active market.

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

	December 31,
Actuarial Assumptions on the Closing Balance	2023		2022
Swiss pension plan
Discount rate	1.45		2.30%
Mortality table	LPP 2020 generation		LPP 2020 generation
Salary revaluation rate	2.00%		1.00%
Retirement pension inflation rate	1.00%		0.50%
Deposit rate on savings accounts	1.50%		1.00%
Turnover rate	10.00%		10.00%
Remaining life expectancy after retirement	23.1	years	18.6	years
Retirement age	65	years	65	years

	December 31,
Sensitivity Analysis	2023	2022
Pension commitments under current assumptions for Swiss pension plans	8,395	6,027
Discount rate, -0.5%	9,426	6,615
Discount rate, +0.5%	7,511	5,518
Retirement pension inflation rate, -0.5%	7,940	5,797
Retirement pension inflation rate, +0.5%	8,902	6,281
Salary revaluation rate, -0.5%	8,231	5,927
Salary revaluation rate, +0.5%	8,567	6,131

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

Contributions to plans for post-employment benefits are expected to be SEK 941 and SEK 813 in 2023 and 2022, respectively. The weighted average maturity of the obligation is an estimated 23.1 and 18.6 years in 2023 and 2022, respectively.

Note 29 Other Non-Current Liabilities

	December 31,
	2023	2022
Opening balance	4,350	—
Additional liabilities	12,031	4,350
Net book value	16,381	4,350

Note 30 Accrued Expenses and Deferred Revenue

	December 31,
	2023	2022
Vacation pay liabilities	11,257	8,310
Accrued salaries and Board fees	52,502	28,186
Social security costs	8,935	7,065
Accrued rebates on sales	36,326	15,849
Accrued expenses for royalty	37,419	12,023
Accrued expenses for research and development	107,302	34,637
Accrued expenses for marketing and selling	10,773	21,543
Accrued expenses for administration	16,113	8,833
Total	280,627	136,446

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

The Group has exclusive rights to use, develop and market the formulation under the license agreement with Archimedes, and Archimedes only has rights to royalties when the product is sold. The Group will then have an obligation to pay a low single digit percentage of royalties based on net sales until the exclusive license for the patent covering the formulation of Nefecon expires in 2029.

Pledged assets in the group amounted to SEK 943,364 and SEK 6,859 as of December 31, 2023 and 2022, respectively. The year's pledges refer to restricted bank accounts and lease deposits SEK 7,637 and SEK 6,859 as December 31 and 2022, respectively. Other pledge assets for the benefit of lenders, refers to participations in Group companies and financial assets SEK 935,727 as December 31. Financial covenants for interest-bearing liabilities, see note 20.

Note 33 Events After the Reporting Period

In February 2024, Calliditas Therapeutics AB announced that the United States Patent and Trademark Office (USPTO) issued patent no. 11896719, entitled “New Pharmaceutical Compositions, on January 24, 2024 with validity as of today, February 13, 2024. This is Calliditas’ second patent for TARPEYO in the United States, and provides product protection until 2043.

The patent covers a method of treating IgA nephropathy with a composition that encompasses TARPEYO® (budesonide) delayed release capsules, developed under the name “NEFECON®”. Filing for listing in the Orange Book has thus been made. Calliditas intends to file corresponding patent applications in additional territories around the world, including Europe and China. Book has thus been made. Calliditas intends to file corresponding patent applications in additional territories around the world, including Europe and China.

In March 2024, Calliditas Therapeutics AB announced that the FDA has granted an orphan drug exclusivity period of seven years for TARPEYO®, expiring in December 2030 based on when the company obtained full approval with a new indication for this drug product. Following full approval in December 2023, TARPEYO® (budesonide) indicated “to reduce the loss of kidney function in adults with primary immunoglobulin A nephropathy (IgAN) who are at risk for disease progression”. The exclusivity period reflects the new indication covering all adult patients with primary IgAN at risk of disease progression based on a confirmed reduction of kidney loss reflecting a clinical benefit on kidney function for adult patients with primary IgAN.